Form 20-F
period 2006-12-31
Home Inns & Hotels Management Inc.
filed 2007-06-21
CIK 1376972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-32689

HOME INNS & HOTELS MANAGEMENT INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing two ordinary shares, par value $0.005 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 66,446,949 ordinary shares, par value US$0.005 per share, as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” and “Home Inns” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries, except in the context of discussing our consolidated financial data for the periods prior to April 2004, where the reference excludes Home Inns Beijing and its subsidiaries;

•	“BTG” refers to Beijing Tourism Group, a state-owned enterprise established in the PRC, and its predecessors and subsidiaries, including Beijing Capital Travel International Hotel Group Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this report, excluding Taiwan, Hong Kong and Macau;

•	“Home Inns Beijing” refers to Home Inns & Hotels Management (Beijing) Co., Ltd., and its subsidiaries, which have been our consolidated subsidiaries since April 2004;

•	“Home Inns Hong Kong” refers to Home Inns & Hotels Management (Hong Kong) Limited;

•	“Home Inns Shanghai” refers to Home Inns & Hotels Management (Shanghai) Co., Ltd.;

•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;

•

“shares” or “ordinary shares” refers to our ordinary shares; “preferred shares” refers to our Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares, collectively, all of which were converted into an equal number of ordinary shares on October 31, 2006 upon the completion of our initial public offering;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2006, which was RMB 7.8041 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 20, 2007, the noon buying rate was RMB 7.6180 to US$1.00.

We and certain selling shareholders of our company completed an initial public offering of 9,085,000 ADSs, each representing two ordinary shares, par value $0.005 per share, on October 31, 2006. On October 26, 2006, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “HMIN.” On May 4, 2007, we and certain selling shareholders of our company completed an additional public offering of 3,500,000 ADSs. The closing price of our ADSs on Nasdaq as of June 20, 2007 was $31.60 per ADS.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand;

•	trends and competition in the lodging industry; and

•	our ability to develop new hotels at desirable locations in a timely and cost-effective manner.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

You should read the following information in conjunction with our and Home Inns Beijing’s consolidated financial statements and related notes included elsewhere in this annual report.

The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this annual report. Our consolidated statement of operations data for the years ended December 31, 2003, 2004, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements which are not included in this annual report. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	—	—	93,687	279,948	567,895	72,769
Franchised-and-managed hotels	—	—	2,313	5,913	20,605	2,640

Total revenues	—	—	96,000	285,861	588,500	75,409

Less: Business tax and related surcharges	—	—	(5,101)	(16,830)	(33,977)	(4,354)

Net revenues	—	—	90,899	269,031	554,523	71,055

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	—	—	(30,703)	(94,784)	(171,576)	(21,985)
Personnel costs	—	—	(12,949)	(41,225)	(87,980)	(11,274)
Depreciation and amortization	—	—	(5,681)	(23,335)	(44,620)	(5,717)
Consumables, food and beverage	—	—	(6,441)	(20,765)	(43,482)	(5,572)
Others	—	—	(8,162)	(26,100)	(56,019)	(7,178)

Total leased-and-operated hotel costs	—	—	(63,936)	(206,209)	(403,677)	(51,726)

Sales and marketing expenses	—	—	(2,113)	(7,691)	(11,488)	(1,472)
General and administrative expenses	(40)	(365)	(16,127)	(24,789)	(64,792)	(8,302)

Total operating costs and expenses	(40)	(365)	(82,176)	(238,689)	(479,957)	(61,500)

Income (loss) from operations	(40)	(365)	8,723	30,342	74,566	9,555

Interest income	2	1	89	222	6,578	843
Interest expense	—	—	(98)	(709)	(6,143)	(787)
Other non-operating income	—	—	325	2,146	5,308	680
Foreign exchange gain (loss), net			144	254	(6,990)	(896)

Income (loss) before income tax expense, minority interests and share of income of affiliated companies	(38)	(364)	9,183	32,255	73,319	9,395

Income tax expense	—	—	(5,738)	(6,525)	(21,391)	(2,741)
Minority interests	—	—	552	(4,797)	(5,034)	(645)
Share of income (loss) of affiliated companies	(535)	1,878	1,972	—	—	—

Net income (loss)	(573)	1,514	5,969	20,933	46,894	6,009

Amount allocated to participating preferred shareholders	—	(868)	(2,960)	(9,487)	(16,174)	(2,073)

Net income (loss) available to ordinary shareholders	(573)	646	3,009	11,446	30,720	3,936

Earnings (loss) per share:
Basic	(0.05)	0.06	0.15	0.42	0.86	0.11
Diluted	(0.05)	0.06	0.15	0.40	0.82	0.10
Earnings (loss) per ADS(2):
Basic	(0.10)	0.12	0.30	0.84	1.73	0.22
Diluted	(0.10)	0.12	0.30	0.80	1.64	0.21
Weighted average ordinary shares outstanding:
Basic	11,000,000	11,000,000	19,981,424	27,399,140	35,550,114	35,550,114
Diluted	11,000,000	11,000,000	20,315,681	28,713,188	37,530,332	37,530,332

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	—	—	8	8	12	2
General and administrative expenses	—	—	141	952	16,283	2,086

(2)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006:

	As of December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,797	11,342	26,292	37,727	758,004	97,129
Total assets	6,983	47,466	174,304	375,002	1,320,019	169,144
Current portion of long-term loan from a related party	—	—	—	—	10,000	1,281
Total current liabilities	2,054	2,193	39,768	119,187	323,229	41,418
Deferred rental	—	—	11,890	26,534	44,103	5,651
Long-term loan from a related party	—	—	—	40,000	50,000	6,407
Convertible preferred shares	—	813	813	949	—	—
Ordinary shares	455	455	1,134	1,134	2,691	345
Additional paid-in capital	5,046	43,062	110,687	152,878	813,222	104,204
Total shareholders’ equity	4,929	45,273	116,861	179,083	889,739	114,009

Home Inns Beijing’s Selected Consolidated Financial Data

You should read the following information in conjunction with Home Inns Beijing’s consolidated financial statements and related notes included elsewhere in this annual report.

The following selected consolidated financial information has been derived from Home Inns Beijing’s consolidated financial statements included elsewhere in this annual report. Home Inns Beijing’s consolidated statement of operations data and consolidated balance sheet data for the year ended December 31, 2004 and as of December 31, 2004 have been derived from its consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP.

For the Year Ended December 31, 2004
RMB (in thousands)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	112,914
Franchised-and-managed hotels	2,364

Total revenues	115,278

Less: Business tax and related surcharges	(6,150)

Net revenues	109,128

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(36,463)
Personnel costs	(15,653)
Consumables, food and beverage	(8,149)
Depreciation and amortization	(6,685)
Others	(10,019)

Total leased-and-operated hotel costs	(76,969)

Sales and marketing expenses	(2,563)
General and administrative expenses	(16,607)

Total operating costs and expenses	(96,139)

Income from operations	12,989

Interest income	110
Interest expense	(125)
Other non-operating income	328

Income before income tax expense and minority interests	13,302

Income tax expense	(6,861)
Minority interests	1,294
Share of income of affiliated companies	—

Net income	7,735

(1)	Includes share-based compensation expenses are included in the statement of operations data as follows:

For the Year Ended December 31 2004
RMB (in thousands)
Leased-and-operated hotel costs—personnel costs	8
General and administrative expenses	141

The following table presents a summary of Home Inns Beijing’s consolidated balance sheet data as of December 31, 2004:

As of December 31, 2004
RMB (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	16,710
Total assets	130,562
Total current liabilities	39,900
Deferred rental	11,890
Paid-in capital	68,945
Additional paid-in capital	150
Total shareholders’ equity	78,346

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 7.8041 to US$1.00, the noon buying rate in effect as of December 31, 2006. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 20, 2007 the noon buying rate was RMB 7.6180 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June (through June 20)	7.6180	7.6405	7.6680	7.6175

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including the following:

•	changes in the national, regional or local economic conditions;

•	natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	the attractiveness of our hotels to customers and competition from other hotels;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the performance of managerial and other employees of our hotels; and

•	increases in operating costs and expenses due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.

We may not be able to manage our expected growth, which could adversely affect our operating results.

Since our inception, we have experienced substantial growth. We have increased the number of our hotels in operation in China from five in 2002 to 134 as of December 31, 2006, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our product and the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the consistency of our product and the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operation.

Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets could result in lost revenue and increased expenses, and otherwise harm our results of operations and financial condition.

If the value of our brand or image diminishes, it could have a material and adverse effect on our business and results of operations.

Our “Home Inn” brand is associated with a leading economy hotel chain offering cleanness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive product and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. Our brand is integral to our sales and marketing efforts. If the value of our brand or image is diminished or if our brand does not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

If we are not able to hire, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in lodging or other consumer-service industries and are committed to our “customer-first” approach. There may be a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication are difficult to ascertain during the recruitment process. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn may have a material and adverse effect on our brand and our business.

We may not be able to successfully identify or secure additional hotel properties.

We plan to open more hotels in targeted markets to further grow our business. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. Some cities in China have undergone economic development and expansion for several decades while others are still at an early stage of development. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. Even if we are able to successfully identify and acquire new hotel properties via lease or franchise arrangements, new hotels may not generate the returns we expect. We also may incur costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. In early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Our business and results of operations were materially and adversely affected by the outbreak of SARS. In addition, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which originally spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. Losses caused by epidemics, natural disasters and other catastrophes, including SARS, avian flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war) and terrorist activity (including threats of terrorist activity), travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operation. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result our operational continuity may be adversely affected and our reputation may be harmed.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.

We do not hold any land-use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2006, title certificates for six of the properties operated by us had not been obtained. We cannot assure you that title to properties we currently lease or franchise will not be challenged. There may be challenges to the title of the properties which, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

Where our immediate lessors are not the ultimate owners of hotel properties, in several instances no consent was obtained from the owners to sublease the hotel properties to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease leading to less favorable terms. Moreover, we cannot assure you that the building ownership or leasehold in connection with our franchised-and-managed hotels will not be subject to similar third-party challenges. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect our ability to operate the hotel facility.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly competitive. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains as well as various regional and local economy hotels. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In addition, we may also face competition from new entrants in the economy hotel segment in China. As compared to developing four- or five-star hotels, developing economy hotels does not require significant capital commitments or human resources. This relatively low barrier to entry potentially allows new competitors to enter our markets quickly to compete with our business. Furthermore, we compete with all other hotels for guests in each market in which we operate, as our typical business and leisure traveler customers may change their travel, spending and consumption patterns and choose to stay in hotels in different segments. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We believe that our future success depends on our ability to significantly increase revenue and profitability from our operations. We have a limited operating history, having only commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:

•	the uncertainties associated with our ability to continue our growth while maintaining our profitability;

•	preserving our competitive position in the economy hotel segment of the lodging industry in China;

•	offering an innovative product to attract recurring and new customers;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increasing awareness of our “Home Inn” brand and continuing to develop customer loyalty; and

•	attracting, training, retaining and motivating qualified personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Failure to retain our senior management could harm our business.

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. May Wu, our chief financial officer, and Ms. Rixin Liang, our chief operating officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer- service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Wu and Ms. Liang could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services throughout our hotel chain depends on the continued operation of our proprietary information and operational systems, including our property management, central reservation, customer relationship management and management reporting systems. Any damage to, or failure of, our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent or persistent system failures, our quality of services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and may not be successful in reducing the frequency or duration of system failures and service interruptions.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “Home Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

Accidents or injuries in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. If accidents or injuries occur at any of our hotels, we may be held liable for costs related to the injuries. Our current property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop all of our leased-and-operated hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that are not pursued to completion. Properties that we develop could become less attractive due to market saturation or oversupply, with the result that we may not be able to recover development costs at the expected rate, or at all. In addition, we may not have available cash to complete projects that have commenced, or we may be unable to obtain financings for development of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the period during which China’s Spring Festival holiday falls generally accounts for a lower portion of our annual revenues than the other periods, but our expenses do not vary as significantly as changes in occupancy and revenues, since we need to continue to pay rent and salary, make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2006, lessors of 47 hotels we lease and operate had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

If we are unable to maintain our hotels’ good condition and attractive appearance, our hotel occupancy rates may decline.

In order to maintain our hotels’ good condition and attractive appearance, our hotels require ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment. If we and our franchisees do not make needed leasehold investments and improvements, we could lose our market share to our competitors and our hotel occupancy rates may decline.

The growth of on-line and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

Some of our hotel rooms are booked through travel intermediaries and consolidators to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our customers make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. We believe that the aim of such intermediaries and consolidators is to have consumers develop loyalties to their reservation systems rather than to our brand. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in October 2006, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. When our independent registered public accounting firm audited our consolidated financial statements for the three years ended December 31, 2005, they identified certain control deficiencies, including two material weaknesses in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Standards Board. Specifically, the two material weaknesses identified by our independent registered public accounting firm consisted of (i) our lack of adequate review and monitoring over financial reporting and disclosure process, as well as our lack of sufficient control over the financial closing and reporting procedures; and (ii) the lack of sufficient U.S. GAAP knowledge of our accounting staff. We have taken measures to remediate these material weaknesses and other control deficiencies, including implementing additional control procedures, reinforcing the existing controls and recruiting additional finance and accounting personnel. As a result, when our independent registered public accounting firm audited our consolidated financial statements for the year ended December 31, 2006, they noted that most of the factors causing the above two material weaknesses had been remediated or improved. The primary remaining factor that caused our material weaknesses as of December 31, 2006 was a lack of control over timely recording of fixed asset acquisitions. We plan to remediate the remaining factor that caused our material weaknesses and other control deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes- Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in October 2006. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The new M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the PRC State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may grow our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the relevant PRC authorities take the position that our public offerings are subject to their approval because a shareholder of ours is controlled by a state-owned entity, we may be subject to administrative sanctions or penalties.

A notice issued by the State Council of China in June 1997, or the State Council notice, required certain PRC companies to receive approval from relevant PRC authorities prior to transferring assets out of China for purposes of effecting a public offering and listing. Specifically, the State Council notice provides that, if a non-public offshore company with “PRC funds,” or a PRC funded company, plans to issue and list shares outside the PRC, approval from the relevant government authorities at the provincial level or higher or the approval of the CSRC may be required. The ultimate owner of Poly Victory, one of our shareholders, is BTG, a PRC state- owned enterprise. Although Poly Victory currently holds 19.3% of our outstanding voting securities, it does not control or have significant influence on us as we have a controlling group that in the aggregate owns 25.6% of our outstanding voting securities. This group consists of seven individuals who are unrelated to Poly Victory or BTG and who have entered into an acting-in-concert agreement. Under the terms of the State Council notice, it is not clear whether Poly Victory’s investment in our company would cause us to be treated as a PRC funded company for purposes of the notice. Our PRC counsel, Commerce & Finance Law Offices, has advised us that the State Council notice does not apply to Poly Victory in the context of our public offerings because Poly Victory has no control over us, and no application for approval from any PRC government authority in connection with our public offerings have been made. However, if any relevant government authority subsequently determines that the State Council notice applies to our public offerings, we may be subject to administrative sanctions or penalties.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of restricting loans to certain industries. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.1% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. In May 2007, China’s central bank widened the RMB trading band from 0.3% daily movement against the U.S. dollar to 0.5%. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. As of December 31, 2006, our U.S. dollar denominated financial assets consisted solely of a cash balance of approximately US$82.5 million.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch before March 31, 2006. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2006, aggregate net assets of RMB 154.6 million (US$19.8 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities may reduce or eliminate any or all of these financial subsidies at any time in the future. There is no assurance that we will continue to receive any financial subsidies in the form of tax refunds or otherwise as the grant of such subsidies is within the discretion of relevant local government authorities. In addition, some of our subsidiaries are subject to lower enterprise income tax rates or tax exemptions due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a 15% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai. If such preferential tax treatments granted by local tax authorities are deemed to be in violation of national laws and regulations or are abolished or altered, our subsidiaries will be subject to the standard enterprise income tax rate, which currently is 33%. Under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior advice from relevant tax authorities, the taxpayer may still be required to pay the full amount of unpaid tax within three years after such determination but the taxpayer will not be subject to any penalty or late payment fee. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which will take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the new tax law does not define this term. The new tax law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The new tax law does not define the term “de facto management bodies.” As of December 31, 2006, we recorded total deferred tax assets of approximately RMB32.1 million (US$4.1 million). As a result of the new tax law, we are in the process of evaluating the impact of the new tax law on our deferred tax assets and may be required to make necessary adjustments, which may result in a charge on our income tax expenses. We currently cannot estimate the amount or materiality of such charge, if any. Any material charge on our income tax expenses may have a material adverse effect on our net income in 2007. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	revisions to our projected financial or operations targets;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in projections or estimates relating to our financial or operational performance by securities research analysts;

•	conditions in the travel and lodging industries;

•	changes in the economic performance or market valuations of other lodging companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in October 2006 and from the second public offering in May 2007 will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

Seven individual shareholders of our company, namely, Neil Nanpeng Shen, Qi Ji, Chung Lau, Min Fan, Rixin Liang, David Jian Sun and May Wu, have entered into an acting-in-concert agreement, under which they have agreed to act together on all matters requiring shareholder approval and to appoint one representative to vote on behalf of all of them at our shareholder meetings until July 2007. These seven shareholders, who hold a total of 17,769,037 ordinary shares, or 25.6% of our outstanding voting securities as of May 4, 2007, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. In addition, BTG, through its affiliate, Poly Victory, currently owns 19.3% of our outstanding voting securities and has the right to appoint, and has appointed, two directors of our company. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2006, and we expect to operate in such a manner so as not to become a PFIC in the future. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, was incorporated in Hong Kong in May 2001 by its individual founders and Ctrip.com International, Ltd., or Ctrip, a leading China-based travel consolidator. Through a series of transactions, Ctrip disposed of all of its ownership interest in Home Inns Hong Kong in August 2003 to focus on its core business of travel consolidation and to prepare for Ctrip’s initial public offering, which was completed in December 2003.

In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Co, Ltd., or Home Inns Beijing, to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of Beijing Tourism Group, or BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and Beijing Capital Travel entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

In May 2006, we incorporated Home Inns & Hotels Management Inc. in the Cayman Islands in preparation for our initial public offering. In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. As a result, Home Inns Hong Kong became our wholly owned subsidiary in June 2006. Our consolidated financial statements reflect the share exchange in June 2006 and have been prepared as if our current corporate structure had been in existence throughout the relevant periods. On October 31, 2006, we completed our initial public offering, in which we issued and sold 5,874,237 ADSs, representing 11,748,474 of our ordinary shares, and certain of our then shareholders sold 3,210,763 ADSs, representing 6,421,526 of our ordinary shares, in each case at a public offering price of US$13.80 per ADS. On May 4, 2007, we completed the second public offering, in which we issued and sold 1,478,155 ADSs, representing 2,956,310 of our ordinary shares, and certain of our shareholders sold 2,021,845 ADSs, representing 4,043,690 of our ordinary shares, in each case at a public offering price of US$34.27 per ADS.

Our principal executive offices are located at Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China. Our telephone number at this address is +(8621) 3218-9988. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. In addition, we have two branch offices in China. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a leading economy hotel chain in China, based on the number of our hotels, the number of our hotel rooms, as well as the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning “Home Inn” brand. Since we commenced operations in 2002, we have become one of the best-known economy hotel brands in China. We offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging.

We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels, or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of March 31, 2007, our Home Inns hotel chain consisted of 97 leased-and-operated hotels in operation with an additional 36 leased-and-operated hotels under development and 48 franchised-and-managed hotels in operation and an additional 12 franchised-and-managed hotels under development, covering 53 cities in China. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain, including the “2006 Leading Brand in Economy Hotels in China” from the Chinese Hotel Industry Association, the “Golden Pillow Award” for best brand in economy hotels in China in 2006 from the 21st Century Business Herald, a nationwide economic journal in China, and being named one of the “2006 Top 10 Leading Consumer Brands” by the China Enterprise Culture Improvement Association.

We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 134 hotels in 39 cities as of the end of 2006, and our net income grew from RMB 1.5 million in 2003 to RMB 46.9 million (US$6.0 million) in 2006, representing a CAGR of 215%.

Our Home Inns Hotel Chain

We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanness, convenience, comfort and value to individual business and leisure travelers.

As of March 31, 2007, our Home Inns hotel chain consisted of 145 hotels in operation and an additional 48 hotels under development, covering 53 cities in China.

Our Home Inns hotel chain covers most major metropolitan areas in China. We intend to further penetrate the existing metropolitan markets where we have a presence and also expand into additional cities in China with a population of over four million, annual GDP of over RMB 80 billion (US$10.0 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services.

A typical Home Inns hotel has 80 to 150 guest rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a bedding package featuring mattresses meeting the standards of four-star hotels in China, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Home Inns hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and/or large residential neighborhoods.

The following table sets forth a complete listing of all of our hotels as of March 31, 2007.

	Hotels in Operation		Hotels Contracted(1)
	Leased-and Operated Hotels	Franchised- and-Managed Hotels	Leased-and Operated Hotels	Franchised- and-Managed Hotels
Beijing	11	17	1	5
Shanghai	15	8		1
Suzhou	4	4	1	1
Hangzhou	2	5
Fuzhou	2		1
Wuxi	3
Tianjin	7	5	2	2
Xiamen	1		1	1
Ningbo	1	1
Shenzhen	3
Guangzhou	3	1
Wuhan	3		2
Chongqing	1
Chengdu	3
Shenyang	2	1	2
Dalian	2
Nanjing	5	2	1
Hefei	1		1
Zhengzhou	2	1	2
Qingdao	4		1
Xi’an	1		2	1
Harbin	1
Shijiazhuang	2	1	1
Changchun		1	2
Nanning			2
Nanchang			1
Huhehaote			1
Jinan	1		2
Taiyuan			1
Changzhou	3
Nantong	1
Shaoxing	1
Jiangyin	1
Zhuhai	1
Yangzhou	1
Zhongshan	1
Zibo	1		1
Luoyang	1
Foshan			1
Yantai	1
Weifang	1		1
Weihai	1
Baoding			1
Jilin	1
Baotou	1
Bengbu	1
Zhangjiajie		1
Dezhou			1
Changshu				1
Xuzhou			1
Guiyang			1
Changsha			1
Guilin			1

Total	97	48	36	12

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.6 million (US$0.08 million) to RMB 5.2 million (US$0.7 million), depending on the location, size and condition of each hotel property. The terms of our leases range from eight to 20 years, most of which are 15 years. In general, upon expiration of these leases, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.

In the case of early termination of a lease due to the lessor’s default, we are generally entitled to take all removable items installed by us and may also be compensated for the amount we spent in connection with the leasehold improvements. In the case of early termination of a lease due to our default, we are generally entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments.

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our Home Inn brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 0.2 million (US$0.03 million) to RMB 0.3 million (US$0.04 million), annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is five years.

The following table sets forth the number of our hotels in operation as of March 31, 2007.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Leased-and-operated Hotels	97	78	19	121	15 years
Franchised-and-managed Hotels	48	29	19	118	5 years

We also operate four leased-and-operated hotels through separate joint ventures with third parties. Home Inns Shanghai owns 75% of one joint venture and 51% of each of the other three joint ventures.

We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, January or February, the month during which the Chinese New Year falls, generally accounts for a lower portion of our annual revenues than other months. The following table presents certain selected operating data as of and for the dates and periods indicated. We present operating data for 2004 as if we had consolidated Home Inns Beijing throughout the year. Our results of operations have been and will continue to be significantly affected by changes in these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2004	2005	2006
Operating Data:
Total hotels in operation(1):
Leased-and-operated hotels(2)	18	54	94
Franchised-and-managed hotels	8	14	40
Total rooms(1)	2,991	8,197	16,162
Geographic coverage(1):
Number of cities	8	22	39
Occupancy rate (as a percentage)	86.8	89.8	92.8
Average daily rate (in RMB)	191	182	182
RevPAR (in RMB)	166	163	169

(1)	As of the end of each period.
(2)	Includes four hotels operated through separate joint ventures with third parties.

Hotel Development

We follow a structured and systematic development and construction process with respect to new hotel properties. Our multi-step development process starts with planning and site identification. We have staff based in our head office in Shanghai focusing on identifying potential new markets and performing a comprehensive study of each new market by conducting site visits and gathering background information such as the regional economic conditions and availability of existing hotel accommodation services in the prospective new market. After the development team at our head office decides to pursue opportunities in a new market, we assign our regional development staff and the city general manager in each region to select ideal hotel locations in the chosen market. Once a site has been selected, we negotiate with the property owner while concurrently conducting due diligence investigations with respect to a number of major legal and regulatory aspects, including the owner’s land title and relevant zoning regulations. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we convert the properties into standardized Home Inns hotels. Our lease term negotiations are guided by a comprehensive set of criteria, including certain financial return requirements. All new hotel leases are subject to the final approval of four designated directors of Home Inns Beijing, including our chief executive officer, David Jian Sun. As a leading branded economy hotel chain in China, we are generally able to establish credibility with property owners and secure desirable properties on reasonable terms. We commence constructing a standardized Home Inns hotel after definitive agreements with the owner have been executed. A majority of the construction materials and supplies for the new hotel are purchased through our centralized procurement system. For our franchised-and-managed hotels, we assist franchisees in refurbishing, renovating or constructing their properties after they join our branded hotel chain, and in meeting our brand specifications by providing technical expertise and cost-savings suggestions. Before completion of construction, we carry out a series of pre-opening activities, such as identifying and appointing the general manager and other members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening. It typically takes four to six months from execution of a lease or franchise agreement to hotel opening.

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 61.7 million, RMB 193.2 million and RMB 237.9 million (US$30.5 million) in 2004, 2005 and 2006, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

We seek to lease or franchise properties that meet the following market- and hotel-specific criteria:

General Market Criteria

Economic Growth. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business activities as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit growth in these metrics typically have strong demand for hotel facilities and services. We have identified over 100 such cities in China, including cities each with a population of over four million, annual GDP of over RMB 80 billion (US$10.0 billion) or both, and provincial capitals. We intend to focus more on these cities going forward.

Geographic Diversification. We seek to maintain a geographically diverse portfolio of hotels to offset the effects of regional economic cycles. We will continue to expand into new urban business centers as opportunities arise that meet our investment criteria.

Favorable Development Environment. We seek lodging markets with favorable hotel development environment, including an absence of or minimal zoning constraints, an absence of lengthy local development approval and registration processes, as well as the availability of suitable sites and construction contractors.

Specific Hotel Criteria

Location and Market Appeal. We seek to invest in hotels situated near both business and leisure centers that tend to generate a broad base of demand for hotel accommodations and facilities. These demand drivers include transportation hubs, convention centers, business parks, shopping centers and other retail areas, major highways, tourist destinations, major universities and cultural and entertainment centers. The confluence of nearby business and leisure centers will enable us to attract both weekday business travelers and weekend leisure guests.

Size and Facilities. We seek to develop and operate economy hotels with 80 to 150 guest rooms, which include amenities that are attractive to key demand segments such as individual business and leisure travelers. We believe operating economy hotels with 80 to 150 rooms allows us to best leverage our competitive strengths and maximize our profitability.

Financial Return Requirements. We require our development team, marketing team and city general managers to assess the potential financial return of every proposed new hotel. We will only develop hotels that exhibit a potential for meeting our internal financial return objectives both in the near term and over the term of the lease agreement.

Hotel Management

We believe that skilled management is a critical element in maximizing revenues and profitability of our hotel operations. A majority of our senior hotel management team has extensive experience in the hospitality and other consumer-services industries. Personnel at our corporate office perform strategic planning, finance, project development, sales and marketing, training and other functions and guide, support and monitor our on-site hotel operations and executives. Each of our departments, including hotel operations, sales and marketing, human resources, training, information technology, development, legal, and accounting and finance, is staffed by an experienced team with significant expertise in their respective area. These departments support each hotel and its management in day-to-day activities by providing operating statistics, accounting and budgeting services, sales and revenue management, marketing and promotion support, cost controls, property management tools and other resources that we develop, maintain and deliver efficiently and effectively using our centralized corporate office resources. Key elements of our centralized hotel management programs include the following:

Budgeting and Monitoring. Our corporate office personnel work with the general manager of each hotel to set a detailed annual budget for revenues and cost categories of the hotel. The annual budget is based on historical operating performance of the hotel, planned targeted marketing, planned renovations, operational efficiencies and local market conditions. Through the use of our online property management and management reporting systems, we are able to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating data. As a result, we can effectively and timely monitor the actual performance of each hotel. By having current hotel operating information available on a timely basis, we can adjust sales efforts and other resources in time to take advantage of changes in the market and to maximize our profitability.

Quality Assurance and Training. We are dedicated to providing value and consistent quality standards to our customers. We have established quality standards for all aspects of our hotel operations that cover, among other areas, housekeeping, hotel maintenance and renovation, and service offering. To ensure compliance with our quality standards, we have developed a comprehensive set of procedural manuals relating to all aspects of our hotel operations to ensure that our employees follow the same standards. We have implemented comprehensive training programs to ensure the effectiveness and uniformity of our employee training through our centralized human resources department at our corporate office as well as through our dedicated training facility, Home Inns Academy.

The compliance of our hotels with quality standards is monitored through both scheduled and unannounced visits and reviews conducted periodically at each hotel. We require most of our employees to take periodic tests in order to monitor compliance with our quality standards. In addition, our practice of tracking customer comments through guest comment cards, and the direct solicitation of guest opinions regarding specific items, allows us to improve services and amenities at each hotel across our hotel chain.

Strategic Capital Improvements. To maintain our competitiveness and enhance our hotels’ appeal to targeted market segments, we require each of our hotels to allocate a fixed percentage of its revenue for periodic renovation and replacement of furnishings and equipment to maintain the quality and standards of our facilities. We base recommendations on capital spending decisions on customer feedback, strategic needs, and our targeted financial return on a given capital investment.

Centralized Procurement. We have implemented a centralized procurement system to allow us to obtain the best pricing available for the quality of goods sourced to our hotels in order to minimize the operating expenses of our hotels. As a leading branded economy hotel chain in China with nationwide scale, we are able to exert leverage over our suppliers of commodity goods and services.

Targeted Sales. We support each hotel’s local sales efforts with corporate office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use a property management system, or PMS, to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system and toll-free numbers, third-party travel agents and other travel intermediaries, corporate travel offices and office managers. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability.

Hotel Information and Operational Systems

The principal objectives of our hotel operations are to generate higher RevPAR, control costs and increase the net operating income of our hotels, while providing our customers with high-quality services and value. Our integrated proprietary information and operational systems are designed to distinguish us in the marketplace, operate efficiently and cost-effectively and accommodate future growth. Our investment in our sophisticated system infrastructure has several key benefits: better customer service, simplification of the storage and processing of large amounts of data, facilitation of the large-scale operation and automation of the administration of our business and generating financial and operational information for each hotel to assist our corporate management in adjusting business strategies on a timely basis.

Our key hotel information and operational systems include the following:

Property Management System (PMS). Our proprietary PMS system is designed to help our hotels maximize profitability and compete more effectively by managing their room inventory, rates and reservations. The PMS system synchronizes each hotel’s room inventory with our reservation system, giving our reservation agents the capability to sell last rooms at our hotels. The PMS system also includes a revenue management feature that calculates and suggests optimum rates based on each hotel’s past performance and projected occupancy. These tools enhance our ability to effectively manage our hotel operations and maximize RevPAR.

Central Reservation System (CRS). Approximately 17% of our total hotel room nights are booked through our proprietary CRS system, which primarily consists of our toll-free telephone reservation system. As of December 31, 2006, we employed 37 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home

Inns hotel that meets the caller’s needs. Our CRS provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.

Customer Relationship Management System (CRM). Our proprietary CRM system tracks the consumption patterns and accumulated and redeemed points of the active members of our Home Inns membership rewards program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy.

Management Reporting System. We have designed a proprietary web-based management reporting system at each of our hotels and at our corporate office to monitor the daily financial and operating performance of each of our hotels. This system allows us to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating and financial data. One of our ongoing primary objectives is to maintain reliable information, management and operational systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our computers and servers are hosted at a facility in Shanghai. This facility provides redundant utility systems, a backup electric generator and 24-hour server support. All servers have uninterrupted power supplies and redundant file systems to maximize system and data availability. We regularly back up our data to minimize the impact of data loss due to system failure.

Sales and Marketing

Our core targeted customers consist of value-oriented individual SME business travelers and leisure travelers seeking comfortable and convenient lodging at an affordable price. We review our hotel pricing twice a year and typically adjust room rates annually based on the local market conditions of the city and the specific location of each hotel. Our head office team and our city and hotel managers jointly develop tailored marketing plans to drive sales for each hotel and in each city. We use management and operational systems to manage each hotel’s use of the various distribution channels in the lodging industry. Those channels include our centralized reservation system and toll-free numbers, third-party travel agents and other travel intermediaries and corporate travel offices. Our access to these channels allows us to further enhance occupancy rates of our hotels on a day-to-day basis.

The following table presents the percentage of room nights stayed in 2006 by customer channel:

Customer Channel	Percentage of Total Room Nights Stayed in 2006
CRS bookings by members of our Home Inns membership network	14.9
CRS bookings by non-members of our Home Inns membership network	2.3
Reservations not booked through CRS by members of our Home Inns membership network	28.7
Walk-ins	18.3
Corporate accounts	16.2
Travel agencies and consolidators	8.2
Others	11.4

Total	100.0

Our centralized reservation center is located in Shanghai, China and is operated daily from 9:00 A.M. to 9:30 P.M., seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2006, we employed 37 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

Our corporate marketing and advertising programs are designed to enhance consumer awareness and preference for the Home Inn brand as offering the greatest value, convenience and comfort in the economy hotel segment of the Chinese lodging industry, and to encourage customers’ use of our centralized reservation system. Marketing and advertising efforts include outdoor advertisements, distribution of flyers and other marketing materials on our hotel properties, television, internet and radio advertising, print advertising in consumer media and promotional events, special holiday promotions and joint promotional activities.

Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2006, our membership reward program had approximately 200,000 active members as compared to approximately 58,000, 105,000 and 130,000 active members as of June 30, 2005, December 31, 2005 and June 30, 2006, respectively. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.

Employees and Training

We believe that developing and maintaining a team of capable and motivated managerial and other employees are critical to our success. Because our managerial and other employees manage our hotels and interact with our customers on a daily basis, they are critical to maintaining the quality and consistency of our services as well as our brand and reputation. We seek to hire managerial employees with background and experience in hotel and other consumer services industries with a customer-first mentality. We aim to recruit, train and retain the best talent through a multi-step recruiting and training process while offering competitive performance-linked compensation packages and career advancement opportunities.

We have implemented extensive training programs and periodic tests for managerial and other hotel-based staff primarily through our training facility, “Home Inns Academy.” New general managers of our hotels and executive assistants to general managers are required to undergo a two-month training period, during which they receive training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. We also require our hotel general managers and city managers to participate in annual training programs so that they can stay abreast of changes in our hotel operations and consumer preferences and demands. In addition, all employees of a new hotel are required to undergo an approximately 25-day job training prior to commencing their duties. We also have trained on-site managers in many of our hotels to provide continuous training to our hotel staff. In addition to training, we have implemented periodic tests to assess the relevant knowledge and skills of our managerial and other employees.

To ensure that all of our hotels have optimal and satisfactory performance, we have established an effective and clearly-defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception. We were included in the Corporate Research Foundation’s list of “2007 China Top Employers.”

We had 1,183, 2,792 and 6,291 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, our employees consisted of 5,898 hotel-based employees (including 1,698 employees at our franchised hotels), 37 reservation agents at our centralized reservation center, and 356 corporate staff. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

Competition

The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Hotels in China are not required to, but may, apply for star ratings as approved by tourism bureaus of local governments or the National Tourist Administration based on the star rating regulations in China. This standard defines five distinct star ratings, i.e., 1-Star, 2-Star, 3-Star, 4-Star and 5-Star, including Platinum 5-star. In order to obtain a particular star rating, a hotel must meet certain defined standards for the availability and quality of hotel facilities and public area, availability and quality of amenities in guest rooms, food and beverage facility, scope of guest services, and scope and quality of management infrastructure, etc. We have not applied for star ratings because we do not consider obtaining a star rating as necessary and our business has not been affected as we focus on meeting individual business and leisure travelers’ basic accommodation needs with affordable pricing, a comfortable lodging experience, high-quality services and standardized hotel rooms and amenities across our hotel chain.

We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, Motel 168, Super 8 and Ibis, as well as various regional and local economy hotel chains. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four- or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of ten registered trademarks in China, including “ ”, and are applying for registration of eight new trademarks in China. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

We cannot assure you that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary technology platform without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected.

REGULATION

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of January 1, 2005. Under the regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a Special Industry License. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law, behaving suspiciously or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulations, according to which, a hotel must obtain a public area hygiene license before opening for business. In October 1995, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Hygiene, according to which any hotel that provides food must obtain a food hygiene license. In April 1998, SCNPC enacted the Fire Prevention Law. The Fire Prevention Law requires that public gathering places such as hotels pass a fire prevention safety inspection by the local public security fire-fighting department prior to opening for business. In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, In March 2006, the Ministry of Culture issued the Circular on Carrying out the Regulations for Administration of Entertainment Places, under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations. The above regulations also set forth obligations concerning public security, hygiene, fire prevention, and other standards relating to the operation of public facilities. The relevant administrative authorities may impose penalties and even shut down hotels that violate the provisions.

In 2003, the National Tourist Administration, or the NTA, promulgated the Regulations on the Assessment of the Star Rating of Tourist Hotels, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

(1) to ensure that commodities and services meet with certain safety requirements;

(2) to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

(3) to provide consumers with true information and to refrain from conducting false advertising;

(4) not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

(5) not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court enacted the Interpretation of Some Issues concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of a business operator engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liability for failing to fulfill their statutory obligation to a reasonable extent or to guarantee the personal safety of others.

Regulations on Environmental Protection

In June 2002, the SCNPC issued the Law on Promoting Clean Production which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the Ministry of Commerce, or the MOC, and its regional counterparts. The MOC promulgated the Administrative Measures on Commercial Franchise Operations or Commercial Franchise Measures on December 30, 2004.

Under the Commercial Franchise Measures, a franchiser must satisfy certain requirements including having: sufficient business resources such as relevant trademarks, trade names and business models which it has been duly authorized to use; the capability to provide long-term business guidance and training services to franchisees; and ownership of at least two self-operated shops that have been in operation for at least one year within China and which were set up by itself or its subsidiaries or holding company. In January of each year, franchisers are required to file franchise contracts executed the previous year with the local commerce administrative authorities with jurisdiction over the franchiser’s locale and the franchisee’s locale.

The franchiser is also required to provide the franchisee with true and accurate basic information relating to the franchise 20 days prior to the execution of a franchise agreement, including:

(1) the name, domiciles, registered capital, scope of business and term of franchise of the franchiser, basic information relating to financial statements audited by an accounting firm and tax payments;

(2) the number, location, business status and investment budget for all franchise outlets of the franchisee, and the ratio of terminated franchisees to the total number of franchisees;

(3) information on the registration and license of trademarks and details of trade name, business model and other business resources, and details of any lawsuits relating to the trademarks or trade names;

(4) the type, amount and method of payment of franchise fees and the method of refund of deposit;

(5) information on any lawsuit in which the franchiser has been involved in the previous five years;

(6) goods or services that the franchiser can provide to the franchisee and any conditions or restrictions on their provision;

(7) a certification of its ability to provide training and guidance and specific details on training or guidance to be provided;

(8) basic information regarding the legal representative and other primary responsible persons, and whether they have any criminal record and whether they are personally liable for the bankruptcy of any enterprise; and

(9) other information and materials required to be disclosed by a franchiser upon the request of the franchisee.

Failure to disclose information in accordance with the provisions may result in the imposition of fines on the franchiser or the revocation of its business license. In addition, where a franchisee suffers any economic loss due to the provision of incomplete or false information by the franchiser, the franchiser shall be liable for compensatory damages.

The Commercial Franchising Measures also contain special provisions regarding franchising undertaken by foreign invested enterprises, or FIEs. Under the Commercial Franchising Measures, if an existing FIE wishes to operate a franchise in China it must apply to its original examination and approval authority to expand its business scope to include “engaging in commercial activities by way of franchise.” In addition, franchise contracts executed in the previous year are required to be filed with its original examination and approval authority and the commerce administrative authorities at the place where the franchisee is located.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreement must be filed with the Trademark Office or its regional counterpart.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino- foreign equity joint ventures include:

•	the Wholly Foreign Owned Enterprise Law (1986), as amended;

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Regulation on Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule sets forth complex procedures and requirements, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which will take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the new tax law does not define this term. The new tax law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The new tax law does not define the term “de facto management bodies.” Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”

C. Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries.

*	Home Inns Shanghai owns 75% of one joint venture and 51% of the other three joint ventures.

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 700 square meters of office space. As of December 31, 2006, we leased 94 out of our 134 hotel facilities with an aggregate size of 597,994 square meters. For detailed information about the locations of our hotels, see “Item 4. Information About the Company—B. Business Overview—Our Home Inns Hotel Chain.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing us to react promptly to changing customer demands and market conditions.

Our non-financial key performance indicators consist of the increase in the total number of hotels and hotel rooms in our Home Inns hotel chain as well as the RevPAR achieved by our hotels. The increase in the number of hotels in our hotel chain is largely affected by the demand for our hotels in various cities and our ability to successfully identify and secure new properties and develop new hotels at desirable locations. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, the effectiveness of our sales and brand promotion efforts, our ability to maintain the consistency and quality of our facilities and service, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set room rates of our hotels primarily based on the location of a hotel and room rates charged by our competitors within the same locality. Changes in RevPAR primarily due to changes in average occupancy rates achieved have different implications on our total revenues and profitability than changes in RevPAR primarily due to changes in average daily rates achieved. For example, increases in occupancy at our hotels would generally lead to increases in room revenues as well as additional incremental costs, such as housekeeping services, utilities and room amenity costs. However, RevPAR increases due to higher room rates generally would not result in these additional room-related costs. As a result, RevPAR increases due to higher room rates would have a greater positive effect on our profitability.

Our financial key performance indicators consist of our revenue and cost structure, which are discussed in greater details in the following paragraphs. In addition, we use EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results before the impact of interest, income taxes, depreciation and amortization. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance.

Revenues. In 2006, we generated total revenues of RMB 588.5 million (US$75.4 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:

•	the total number of hotels in our hotel chain;

•	the total number of hotel rooms in our hotel chain;

•	occupancy rates achieved by our hotels;

•	average daily rates achieved by our hotels; and

•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of December 31, 2006, we had entered into binding contracts with lessors of 28 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB167 million (US$21.4 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow and existing cash balance.

The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	93,687	97.6	279,948	97.9	567,895	72,769	96.5
Franchised-and-managed hotels	2,313	2.4	5,913	2.1	20,605	2,640	3.5

Total revenues	96,000	100.0	285,861	100.0	588,500	75,409	100.0

Less: Business tax and related surcharges	(5,101)	(5.3)	(16,830)	(5.9)	(33,977)	(4,354)	(5.8)

Net revenues	90,899	94.7	269,031	94.1	554,523	71,055	94.2

Leased-and-operated Hotels. In 2006, we generated revenues of RMB 567.9 million (US$72.8 million) from our leased-and-operated hotels, which accounted for 96.5% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Revenues from our leased-and-operated hotels primarily consist of revenues from sales of room stays and, to a much lesser extent, revenues from sales of food and beverage at our hotels and other services. We recognize revenues from sales of room stays, food and beverage when our services are rendered.

Franchised-and-managed Hotels. In 2006, we generated revenues of RMB 20.6 million (US$2.6 million) from our franchised-and-managed hotels, which accounted for 3.5% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.

For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 200,000 to RMB 300,000, annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. We assist the franchisee in property design, construction, systems installation, and hotel personnel recruiting and training before the franchised-and-managed hotel commences operations. We allow our franchisees to utilize our integrated hotel information and operational systems, such as central reservation system, and charge them an annual or variable fee for such use.

We recognize the initial franchise fee as revenue when the franchised-and-managed hotel opens for business, the fee becomes non-refundable, and we have fulfilled all our commitments and obligations. We recognize ongoing franchise and management fees as revenues when the franchised-and-managed hotel recognizes revenues from which we derive the fees. We recognize fees received from franchisees for system usage, maintenance and support as revenues when our services are rendered.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for our leased-and-operated hotels, sales and marketing expenses, general and administrative expenses and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	96,000	100.0	285,861	100.0	588,500	75,409	100.0
Less: Business tax and related surcharges	(5,101)	(5.3)	(16,830)	(5.9)	(33,977)	(4,354)	(5.8)

Net revenues	90,899	94.7	269,031	94.1	554,523	71,055	94.2

Leased-and-operated hotel costs:
Rents and utilities	(30,703)	(32.0)	(94,784)	(33.1)	(171,576)	(21,985)	(29.2)
Personnel costs	(12,949)	(13.5)	(41,225)	(14.4)	(87,980)	(11,274)	(14.9)
Depreciation and amortization	(5,681)	(5.9)	(23,335)	(8.2)	(44,620)	(5,717)	(7.6)
Consumables, food and beverage	(6,441)	(6.7)	(20,765)	(7.3)	(43,482)	(5,572)	(7.4)
Others	(8,162)	(8.5)	(26,100)	(9.1)	(56,019)	(7,178)	(9.5)

Total leased-and-operated hotel costs	(63,936)	(66.6)	(206,209)	(72.1)	(403,677)	(51,726)	(68.6)

Sales and marketing expenses	(2,113)	(2.2)	(7,691)	(2.7)	(11,488)	(1,472)	(2.0)
General and administrative expenses	(16,127)	(16.8)	(24,789)	(8.7)	(64,792)	(8,302)	(11.0)

Total operating costs and expenses	(82,176)	(85.6)	(238,689)	(83.5)	(479,957)	(61,500)	(81.6)

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs consist of costs and expenses directly attributable to our operation of leased-and-operated hotels, primarily including rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, depreciation and amortization of leasehold improvements, and commissions to travel intermediaries and consolidators. We anticipate that our leased-and-operated hotel costs will increase as we continue to open new leased-and-operated hotels and hire additional hotel-based employees.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising expenses, production costs of marketing materials, expenses associated with our membership reward program, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our sales and marketing expenses will increase as we further expand into new geographic locations and promote our brand.

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for our corporate office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal control.

Our leased-and-operated hotel costs and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below. Share-based compensation expenses are allocated among these items based on the nature of the work our employees were assigned to perform.

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	8	5.4	8	0.8	12	2	0.1
General and administrative expenses	141	94.6	952	99.2	16,283	2,086	99.9

Total share-based compensation expenses	149	100.0	960	100.0	16,295	2,088	100.0

We adopted an Employee’s Stock Option Plan, or the Option Plan, in 2003 and have granted options and stock purchase rights under the Option Plan since 2003. Prior to December 31, 2005, we accounted for share- based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

We adopted a 2006 Share Incentive Plan, or the 2006 Plan, in 2006 and have granted options under the 2006 Plan. Beginning on January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123 (R), under which share-based compensation expenses have been recognized generally over the vesting period of the award based on the fair value of the award on the grant date. The adoption of SFAS No. 123(R) in 2006 resulted in the recognition of incremental share-based compensation costs in 2006 of RMB684,295 (US$87,684) and a reduction in net income of RMB 684,295 (US$87,684).

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Home Inns Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, Home Inns Hong Kong has not been required to pay profit tax as it had no assessable profit.

Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 5.5% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China are generally subject to the standard enterprise income tax rate, which currently is 33%. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a reduced 15% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai.

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities could reduce or eliminate any or all of these financial subsidies at any time in the future. Reduction or elimination of the financial subsidies we currently enjoy may have an adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which will take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the new tax law does not define this term. The new tax law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The new tax law does not define the term “de facto management bodies.” Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense, net income and results of operations. As of December 31, 2006, we recorded total deferred tax assets of approximately RMB32.1 million (US$4.1 million). As a result of the new tax law, we are in the process of evaluating the impact of the new tax law on our deferred tax assets and may be required to make necessary adjustments, which may result in a charge on our income tax expenses. We currently cannot estimate the amount or materiality of such charge, if any. Any material charge on our income tax expenses may have a material adverse effect on our net income in 2007. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

Our consolidated financial statements included elsewhere in this annual report include the financial statements of Home Inns & Hotels Management Inc., its subsidiaries and variable interest entity, or VIE, subsidiaries.

We applied the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN46(R), to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN46(R), a company is required to consolidate a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is a primary beneficiary.

We are the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd, or Home Inns Xiamen, Home Inns & Hotels Management (Fuzhou) Co., Ltd, or Home Inns Fuzhou, Home Inns & Hotels Management (Caoxi) Co., Ltd, or Home Inns Caoxi, and Home Inns & Hotels Management (Caobao) Co., Ltd, or Home Inns Caobao, of which the principal activity generally relates to hotel management. The total registered capital of the four VIEs was RMB 4.0 million (US$0.5 million) as of December 31, 2006. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We have a 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and we are considered the primary beneficiary of these entities because we absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in our consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised properties and absorb a majority of the expected losses, we are not considered the primary beneficiary of those entities.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and accumulated impairment losses, if any. We depreciate property and equipment to write off their cost less expected residual value, on a straight line basis over their expected useful lives.

At each balance sheet date, we consider both internal and external sources of information to assess whether there is any indication that assets included in property and equipment are impaired. If any such indication exists, we estimate the recoverable amount of assets and, if less than carrying value, an impairment loss is recognized to reduce the carrying value of the assets to their recoverable amount. We recognize such impairment losses in the consolidated profit and loss account. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the underlying asset, and is recognized in the consolidated profit and loss account.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets, including separately identifiable intangible assets, and liabilities acquired. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of our reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. We recognized no impairment for the periods presented in this annual report.

Intangible Assets

Intangible assets consist primarily of intangible assets acquired in business combinations. We apply the criteria specified in SFAS No. 141 “Business Combinations,” or SFAS 141, to determine whether an intangible asset should be recognized separately from goodwill. We recognize intangible assets acquired through business acquisitions as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. We recognize and measure intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate. We state purchased software at cost, which comprises purchase price less accumulated amortization and impairment, if any.

Impairment of Long-lived Assets and Definite-lived Intangible Assets

We review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS 144. We assess the recoverability of the long-lived assets and definite-lived intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the estimated future undiscounted cash flows are less than the carrying value, an indication of impairment is present and we recognize a loss for the difference between fair value, using the expected discounted cash flows, and the carrying value of the assets. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. We recognised no impairment for the periods presented.

Accruals for Customer Reward Program

We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2005 and 2006, we made provisions of RMB 776,645 and RMB 2,743,366 (US$351,529), respectively, based on the estimated liabilities under the customer reward program.

Revenue Recognition

Revenue from leased-and-operated hotels represents primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and we have fulfilled all of our commitments and obligations, including having provided the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system usage fee, which are recognized when services are provided.

Revenues from the one-time membership fees are recognized over the estimated average customer relationship period. Prior to 2006, given the limited history in operating our customer reward program, all one-time membership fees were recognized as deferred revenue when received. In 2006, our management made an analysis on the historic pattern of the activities of membership cards and noted that membership cards with no activities for more than one year are most likely to expire in the future and therefore we recognized revenue from one-time membership fees when membership records show lack of usage activity for a year. For the year ended December 31, 2006, we recognized revenues of RMB 1,802,462 (US$230,963) from one-time membership fees.

Share-based Compensation

Prior to December 31, 2005, we accounted for share-based compensation arrangements in accordance with APB No. 25, and complied with the disclosure provisions of SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), we applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, we continued to account for non-vested awards outstanding under the provisions of APB No. 25. Only awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS No. 123(R) were accounted for under the provisions of SFAS No. 123(R). The “deferred share-based compensation” line on our consolidated balance sheet, a contra-equity line representing the amount of unrecognized share-based compensation costs, was eliminated as of January 1, 2006.

We have granted options to our directors, officers and other employees under our option plans. The following table sets forth a summary of our option grants since the beginning of 2004.

Date of Grant	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price (in US$/Share)	Fair Value of Ordinary Shares (in US$/Share)	Type of Valuation
03/01/2004	604,182	0.3309	0.1239	(1)
09/01/2004	542,428	0.3309	0.7589	(1)
01/01/2005	461,589	0.3309	0.9324	(1)
07/01/2005	180,000	1.5310	1.3327	(1)
12/01/2005	586,483	2.2500	1.9730	(1)
03/01/2006	300,000	1.5310	2.7170	(2)
03/17/2006	510,000	2.7170	2.7170	(2)
07/04/2006	302,000	3.2020	3.2020	(2)
10/02/2006	659,000	5.5000	5.5000	(3)
12/26/2006	156,000	16.6400	16.6400	(4)
04/20/2007	1,443,600	17.3950	17.3950	(4)

(1)	Retrospective valuation by the independent appraiser.
(2)	Contemporaneous valuation by the independent appraiser.
(3)	Good faith determination by our board of directors based on the midpoint of the then-estimated price range for our initial public offering.
(4)	Closing price on the Nasdaq Global Market on the grant date.

Determination of the amount of share-based compensation expense to be recognized requires significant judgment, including, most importantly, the estimated fair value of our ordinary shares underlying the options as of each date of grant. We engaged an independent appraiser to assist in the determination of the fair value of our ordinary shares underlying options as of each date of grant since January 1, 2004 until July 4, 2006. Determining the fair value of ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee stock option exercise behaviors. Furthermore, we are required to estimate forfeitures for options granted or modified after January 1, 2006 at the time of grant and recognize stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Share-based compensation expense recognized for the years ended December 31, 2004, 2005 and 2006 amounted to RMB 149,705, RMB 959,826 and RMB 16,295,324 (US$2,088,046), respectively.

Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2005 and 2006, we had deferred tax assets of RMB 15,295,113 and RMB 32,091,738 (US$4,112,164), respectively. No valuation allowance was made against the deferred tax assets as of December 31, 2005 and 2006.

Selected Operating Data

The following table presents certain selected operating data of our company as of and for the dates and periods indicated. We present operating data for 2004 to include those of Home Inns Beijing since Home Inns Beijing was managed by us throughout 2004. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2004	2005	2006
Operating Data:
Total hotels in operation:
Leased-and-operated hotels(1)	18	54	94
Franchised-and-managed hotels	8	14	40
Total rooms	2,991	8,197	16,162
Geographic coverage:
Number of cities	8	22	39
Occupancy rate (as a percentage)	86.8	89.8	92.8
Average daily rate (in RMB)	191	182	182
RevPAR (in RMB)	166	163	169

(1)	Includes four hotels operated through separate joint ventures with third parties. We own 75% of one joint venture and 51% of each of the other three joint ventures.

Results of Operations

In April 2002, we and BTG formed Home Inns Beijing to operate economy hotels in China. We and BTG owned 55% and 45%, respectively, of Home Inns Beijing upon its formation. We have been actively managing Home Inns Beijing since it commenced operations in 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong increased its ownership interest in Home Inns Beijing to 95.59% as of February 2005. In April 2004, we and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement under which we gained control of Home Inns Beijing, which has been our consolidated subsidiary since then. For periods prior to April 2004, we accounted for our interest in Home Inns Beijing using the equity method as BTG had the participation rights in certain decisions in the ordinary course of business of Home Inns Beijing.

The following table sets forth certain unaudited financial data relating to our consolidated results of operations in 2004 assuming we had held a 93.47% interest in Home Inns Beijing and consolidated Home Inns Beijing throughout 2003 and 2004. This information has been derived from Note 7 to our consolidated financial statements included at the end of this annual report and is presented below for you to have a better understanding of the financial results of the Home Inns hotel chain in this period.

For the Year Ended December 31, 2004
RMB (in thousands)
Net revenues	109,128
Income from operations	12,989
Net income	7,735

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included at the end of this annual report. Our business has grown rapidly and substantially since we commenced operations in July 2002. Our limited operating history makes it difficult to predict future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	93,687	97.6	279,984	97.9	567,895	72,769	96.5
Franchised-and-managed hotels	2,313	2.4	5,913	2.1	20,605	2,640	3.5

Total revenues	96,000	100.0	285,861	100.0	588,500	75,409	100.0

Less: Business tax and related surcharges	(5,101)	(5.3)	(16,830)	(5.9)	(33,977)	(4,354)	(5.8)

Net revenues	90,899	94.7	269,031	94.1	554,523	71,055	94.2

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(30,703)	(32.0)	(94,784)	(33.1)	(171,576)	(21,985)	(29.2)
Personnel costs	(12,949)	(13.5)	(41,225)	(14.4)	(87,980)	(11,274)	(14.9)
Depreciation and amortization	(5,681)	(5.9)	(23,335)	(8.2)	(44,620)	(5,717)	(7.6)
Consumables, food and beverage	(6,441)	(6.7)	(20,765)	(7.3)	(43,482)	(5,572)	(7.4)
Others	(8,162)	(8.5)	(26,100)	(9.1)	(56,019)	(7,178)	(9.5)

Total leased-and-operated hotel costs	(63,936)	(66.6)	(206,209)	(72.1)	(403,677)	(51,726)	(68.6)
Sales and marketing expenses	(2,113)	(2.2)	(7,691)	(2.7)	(11,488)	(1,472)	(2.0)
General and administrative expenses	(16,127)	(16.8)	(24,789)	(8.7)	(64,792)	(8,302)	(11.0)

Total operating costs and expenses	(82,176)	(85.6)	(238,689)	(83.5)	(479,957)	(61,500)	(81.6)

Income from operations	8,723	9.1	30,342	10.6	74,566	9,555	12.6

Interest income (expense), net	(9)	—	(486)	(0.2)	435	56	0.1
Other non-operating income	325	0.3	2,146	0.8	5,308	680	0.9
Foreign exchange gain (loss), net	144	0.2	254	0.1	(6,990)	(896)	(1.2)
Income tax expense	(5,738)	(6.0)	(6,526)	(2.3)	(21,391)	(2,741)	(3.6)
Minority interests	552	0.6	(4,797)	(1.7)	(5,034)	(645)	(0.9)
Share of income of affiliated companies	1,972	2.1	—	—	—	—	—

Net income	5,969	6.3	20,933	7.3	46,894	6,009	7.9

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our total revenues increased by 105.9% from RMB 285.9 million in 2005 to RMB 588.5 million (US$75.4 million) in 2006.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 102.9% from RMB 279.9 million in 2005 to RMB 567.9 million (US$72.8 million) in 2006. This increase was primarily due to our substantial expansion of leased-and-operated hotels from 54 hotels and 6,555 rooms as of December 31, 2005 to 94 hotels and 11,395 rooms as of December 31, 2006.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially by 248.5% from RMB 5.9 million in 2005 to RMB 20.6 million (US$2.6 million) in 2006. This growth was primarily due to an increase in the number of franchised-and-managed hotels from 14 hotels with 1,642 rooms as of December 31, 2005 to 40 hotels with 4,767 rooms as of December 31, 2006.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 238.7 million in 2005 to RMB 480.0 million (US$61.5 million) in 2006. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2006.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 206.2 million in 2005 to RMB 403.7 million (US$51.7 million) in 2006. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 54 hotels and 6,555 rooms as of December 31, 2005 to 94 hotels and 11,395 rooms as of December 31, 2006.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB 7.7 million in 2005 to RMB 11.5 million (US$1.5 million) in 2006. This increase was primarily due to increased marketing and promotional expenses in connection with 66 new hotels that opened in 2006.

•

General and Administrative Expenses. Our general and administrative expenses increased by 161.4% from RMB 24.8 million in 2005 to RMB 64.8 million (US$8.3 million) in 2006, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 80 new employees in the areas of finance and accounting, human resources and general administration to support our expanded operations in 2006.

Income from Operations. Our income from operations increased by 145.8% from RMB 30.3 million in 2005 to RMB 74.6 million (US$9.6 million) in 2006 as a cumulative result of the above factors.

Interest Income (Expense), Net. We incurred net interest expense of RMB 0.5 million in 2005 due to our then outstanding loans. We recorded net interest income of RMB 0.4 million (US$55,800) in 2006, primarily due to interest income from proceeds of our initial public offering.

Foreign Exchange Gain (Loss), Net. We incurred a net foreign exchange loss of RMB 7.0 million (US$0.9 million) in 2006, as compared to a net foreign exchange gain of RMB 0.3 million, primarily due to the U.S. dollar net proceeds we received from our initial public offering in October 2006 and the RMB appreciation since then until the end of 2006.

Income Tax Expenses. Our income tax expenses increased by 227.8% from RMB 6.5 million in 2005 to RMB 21.4 million (US$2.7 million) in 2006, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interest increased substantially to RMB 5.0 million (US$0.6 million) in 2006, due to our increased net income in 2006.

Net Income. As a result of the foregoing, we had net income of RMB 46.9 million (US$6.0 million) in 2006, an increase of 124.0% from net income of RMB 20.9 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our total revenues increased by 197.8% from RMB 96.0 million in 2004 to RMB 285.9 million in 2005. In addition to the reasons discussed below, the revenue increase was also due to the effect of our consolidation of Home Inns Beijing since April 2004.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 198.7% from RMB 93.7 million in 2004 to RMB 279.9 million in 2005. This increase was primarily due to our substantial expansion of leased-and-operated hotels from 18 hotels and 2,060 rooms as of December 31, 2004 to 54 hotels and 6,555 rooms as of December 31, 2005.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially from RMB 2.3 million in 2004 to RMB 5.9 million in 2005. This growth was primarily due to an increase in the number of franchised-and-managed hotels from eight hotels with 931 rooms as of December 31, 2004 to 14 hotels with 1,642 rooms as of December 31, 2005.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 82.2 million in 2004 to RMB 238.7 million in 2005. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2005 and consolidated Home Inns Beijing in April 2004.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 63.9 million in 2004 to RMB 206.2 million in 2005. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 18 hotels and 2,060 rooms as of December 31, 2004 to 54 hotels and 6,555 rooms as of December 31, 2005.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB 2.1 million in 2004 to RMB 7.7 million in 2005. This increase was primarily due to increased marketing and promotional expenses in connection with 42 new hotels that opened in 2005.

•

General and Administrative Expenses. Our general and administrative expenses increased by 53.7% from RMB 16.1 million in 2004 to RMB 24.8 million in 2005, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 60 new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations in 2005.

Income from Operations. Our income from operations increased by 247.8% from RMB 8.7 million in 2004 to RMB 30.3 million in 2005 as a cumulative result of the above factors.

Interest Income (Expense), Net. Our net interest expense increased substantially from RMB 9.3 thousand in 2004 to RMB 0.5 million in 2005, primarily due to the interest accrued on our loans from BTG in 2005.

Share of Income of Affiliated Companies. Our share of income of affiliated companies decreased from RMB2.0 million in 2004 to nil in 2005 because we consolidated Home Inns Beijing in April 2004.

Income Tax Expenses. Our income tax expenses increased by 14.0% from RMB 5.7 million in 2004 to RMB6.5 million in 2005, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interest increased substantially to RMB 4.8 million in 2005, due to our consolidation of Home Inns Beijing since April 2004 as well as our increased net income in 2005.

Net Income. As a result of the foregoing, we had net income of RMB20.9 million in 2005, an increase of 250.7% from net income of RMB6.0 million in 2004.

Home Inns Beijing’s Results of Operations in 2004

The following table sets forth a summary of Home Inns Beijing’s consolidated results of operations both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with Home Inns Beijing’s consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2004	%
	(in RMB thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	112,914	97.9
Franchised-and-managed hotels	2,364	2.1
Total revenues	115,278	100.0
Less: Business tax and related surcharges	(6,150)	(5.3)
Net revenues	109,128	94.7

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(36,462)	(31.6)
Personnel costs	(15,653)	(13.6)
Consumables, food and beverage	(8,149)	(7.1)
Depreciation and amortization	(6,685)	(5.8)
Others	(10,019)	(8.7)

Total leased-and-operated hotel costs	(76,968)	(66.8)

Sales and marketing expenses	(2,564)	(2.2)
General and administrative expenses	(16,607)	(14.4)

Total operating costs and expenses	(96,139)	(83.4)
Income from operations	12,989	11.3

Interest income (expense), net	(15)	0.0

Other non-operating income	328	0.3
Income tax expense	(6,861)	(6.0)
Minority interests	1,294	1.1

Net income	7,735	6.7

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares and preferred shares through private placements, borrowings from BTG and third-party lenders as well as the proceeds we received from our public offerings. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. As of December 31, 2006, we had entered into binding contracts with lessors of 28 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 167 million (US$21.4 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow and existing cash balance.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow and existing cash balance.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	28,664	70,604	161,973	20,755
Net cash used in investing activities	(42,319)	(159,339)	(213,795)	(27,395)
Net cash provided by financing activities	28,605	100,170	779,089	99,831
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(6,990)	(896)

Net increase in cash and cash equivalents	14,950	11,435	720,277	92,295
Cash and cash equivalents at beginning of period	11,342	26,292	37,727	4,834

Cash and cash equivalents at end of the period	26,292	37,727	758,004	97,129

Operating Activities

We have financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow and existing cash balances.

Net cash provided by operating activities increased substantially to RMB 162.0 million (US$20.8 million) in 2006. The increase resulted from our expanded operations in 2006 and was mainly attributable to several factors, including (i) our net income of RMB 46.9 million (US$6.0 million) in 2006, (ii) an add-back of non-cash depreciation and amortization expenses of RMB 46.6 million (US$6.0 million), (iii) an increase in deferred revenues of RMB 12.2 million (US$1.6 million), (iv) an increase in deferred rental of RMB 17.6 million (US$2.3 million), (v) an increase in salary and welfare payable of RMB 14.2 million (US$1.8 million), and (vi) an increase in other payables and accruals of RMB 13.2 million (US$1.7 million), offset in part by the increases in prepayments and other current assets. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 68 hotels with 8,197 hotel rooms as of December 31, 2005 to 134 hotels with 16,162 hotel rooms as of December 31, 2006. Net cash provided by operating activities amounted to RMB 70.6 million in 2005. The increase was mainly attributable to several factors, including (i) our net income of RMB 20.9 million, (ii) an add-back of non-cash depreciation and amortization expenses of RMB 23.8 million, (iii) a substantial increase in deferred rental of RMB 14.6 million, (iv) an increase in income tax payable of RMB 7.6 million, and (v) an increase in deferred revenues of RMB 5.9 million. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 26 hotels with 2,991 hotel rooms as of December 31, 2004 to 68 hotels with 8,197 hotel rooms as of December 31, 2005.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. Net cash used in investing activities increased from RMB 159.3 million in 2005 to RMB 213.8 million (US$27.4 million) in 2006, primarily due to an increase in our leasehold improvements and purchase of furniture, fixture and equipment used in an increased number of leased-and-operated hotels in 2006. Net cash used in investing activities increased from RMB 42.3 million in 2004 to RMB 159.3 million in 2005, primarily due to a substantial increase in our leasehold improvements and purchase of equipment and fixtures used in an increased number of leased-and-operated hotels in 2005.

Financing Activities

Our financing activities consist of issuance and sale of our shares to investors and related parties and borrowings from third-party lenders and our public offerings. The following table sets forth a summary of our outstanding indebtedness as of March 31, 2007:

Lender	Date of Loan Initiation	Due Date	Principal (in RMB)	Principal (in US$)	Interest Rate
China Merchants Bank	10/12/2006	04/11/2007	20,000,000	2,562,755	5.022%
China Merchants Bank	10/16/2006	04/15/2007	20,000,000	2,562,755	5.022%
China Merchants Bank	11/29/2006	05/28/2007	4,000,000	512,551	5.022%
China Merchants Bank	12/22/2006	04/21/2007	40,000,000	5,125,511	5.022%
China Merchants Bank	01/29/2007	05/28/2007	40,000,000	5,125,511	5.022%
China Merchants Bank	02/15/2007	08/14/2007	16,000,000	2,050,204	5.022%
China Merchants Bank	03/22/2007	09/21/2007	20,000,000	2,562,755	5.103%
China Merchants Bank (1)	03/21/2007	09/20/2007	54,310,000	6,959,162	5.103%

(1)	This loan was pledged by bank deposits of US$7,800,000.

We are required under each loan or financing transaction agreement to notify the lender in advance before we enter into a material merger and acquisition, spin-off, corporate reorganization, new joint venture or sale of material assets transaction. None of our lenders have the right to prevent us from entering into any of these transactions. As of March 31, 2007, the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 40.0 million (US$3.8 million). Our loans from China Merchants Bank were drawn under a revolving credit facility which allows us to renew each loan for additional six-month terms at the same interest rate upon expiration of the initial term.

Net cash provided by financing activities in 2006 amounted to RMB 779.1 million (US$99.8 million) and was primarily attributable to the net proceeds from our initial public offering, offset in part by the amount of debt we repaid during the period. Net cash provided by financing activities increased substantially from RMB 28.6 million in 2004 to RMB 100.2 million in 2005. Cash provided by financing activities in 2005 consisted of a total of RMB 60.0 million borrowings from a related party and third-party lenders and the RMB 40.3 million proceeds from our issuance and sale of preferred shares in the year. Net cash provided by financing activities in 2004 consisted of the RMB 30.4 million proceeds from our issuance and sale of our ordinary shares, partially offset by the repayment of our RMB 3.0 million short-term borrowings in the year.

Home Inns Beijing’s Liquidity and Capital Resources

Home Inns Beijing’s principal sources of liquidity have been cash generated from operating activities and capital contributions from its shareholders. Home Inns Beijing’s cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of Home Inns Beijing’s cash flows for the period indicated:

For the Year Ended December 31, 2004
(in RMB thousands)
Net cash provided by operating activities	36,330
Net cash used in investing activities	(67,623)
Net cash provided by financing activities	31,720

Net increase in cash and cash equivalents	427
Cash and cash equivalents at beginning of period	16,283

Cash and cash equivalents at end of the period	16,710

Operating Activities

Home Inns Beijing has financed its operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to RMB 36.3 million in 2004.

Investing Activities

Home Inns Beijing’s cash used in investing activities was primarily related to leasehold improvements and purchase of furniture, fixture and equipment used in leased-and-operated hotels. Net cash used in investing activities amounted to RMB 67.6 million in 2004.

Financing Activities

Home Inns Beijing’s cash provided by financing activities was related to capital contributions from its shareholders. Net cash provided by financing activities amounted to RMB 31.7 million in 2004.

Capital Expenditures

Our and Home Inn Beijing’s capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 61.7 million, RMB 193.2 million and RMB 237.9 million (US$30.5 million) in 2004, 2005 and 2006, respectively. Home Inns Beijing’s capital expenditures totaled RMB 70.5 million in 2004. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of ten registered trademarks in China, including “ ”, and are applying for registration of eight new trademarks in China. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

We cannot assure you that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary information and operational system and other proprietary technology platform without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

Other than operating lease obligations set forth in the table below in “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations”, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations, including interest payables(1)	54	3	51	—	—
Operating lease obligations	2,354	169	359	367	1,459
Purchase obligations	136	136	—	—	—

Total	2,544	308	410	367	1,459

(1)	We settled all of our long-term debt obligations in advance in March 2007.

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of our contractual commitments relating to leasehold improvements and installation of equipment for our leased-and-operated hotels.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand;

•	trends and competition in the lodging industry; and

•	our ability to develop new hotels at desirable locations in a timely and cost-effective manner.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Yunxin Mei	58	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	39	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	41	Chief Executive Officer, Director
May Wu	39	Chief Financial Officer
Rixin Liang	52	Chief Operating Officer
Min Bao	46	Director
James Jianzhang Liang	37	Co-Founder, Director
Kenneth Gaw	36	Independent Director
Terry Yongmin Hu	37	Independent Director

Yunxin Mei has served as our director since May 2004. Since 2000, Mr. Mei has been the vice chairman and president of BTG responsible for the overall operations and management as well as executing BTG’s mid- and long-term development plans. He also serves on the boards of several other companies, including Poly Victory Investments Limited, Viobright International Investments Ltd. and Profit Act Investment Ltd., all of which are holding companies investing in the hotel business in China.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip, the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank,

Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is a director of Ctrip and also an independent director, the chairman of the audit committee and a member of the compensation and nominating committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China and a director of several privately-owned companies based in china. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.

David Jian Sun has served as our director and chief executive officer since December 2004. Mr. Sun has over ten years of consumer industry experience. From 2003 to December 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

May Wu has served as our chief financial officer since May 2006. She served as our senior vice president of finance from March 2006 to May 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management, North America Inc. from 2005 to March 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Rixin Liang has served as our chief operating officer since the formation of Home Inns Beijing in April 2002. Prior to joining Home Inns, Ms. Liang was the vice president of the International Hotel Group, a subsidiary of BTG, from 1999 to 2002, during which she co-founded Jian Guo Inns, one of the earliest economy hotel brands in China, in 2000, and served as the general manager of Jian Guo Inns Beijing Ltd. from 2000 to 2002. Ms. Liang has worked in the hotel industry in China since 1972. She is a member of the Expert Committee of the China Hotel Association. Ms. Liang holds a bachelor’s degree from Capital Economics and Business University in China. She also attended the MBA program at Tsing-Hua University in China.

Min Bao has served as our director since March 2006. Mr. Bao is the general manager of BTG Hotel & Resorts Co., Ltd., where he has worked since February 2006. From 2002 to February 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Beijing Xin Qiao Hotel Co., Ltd. He currently serves on the boards of several companies, including BTG Hotel & Resorts Co., Ltd., Beijing Jian Guo Hotel Co., Ltd., Beijing Peace Hotel Co., Ltd. and Yue Xiu Hotel Co., Ltd, all of which are China-based hotel companies.

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and served as its chief executive officer from 2000 to January 2006. Mr. Liang has been chairman of Ctrip’s board of directors since August 2003 and has been a director of Ctrip since its inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.

Mr. Kenneth Gaw has served as our independent director since October 2006, commencing as of the date of this annual report. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder and the managing director of Gateway Capital, a real estate investment and management company. Mr. Gaw currently serves on the boards of Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand, Siam Food Products Public Company Limited, a pineapple producer listed on the Stock Exchange of Thailand, and Japan Opportunities Fund II, a real estate fund investing in Japan. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.

Mr. Terry Yongmin Hu has served as our independent director since October 2006, commencing as of the date of this annual report. Mr. Hu is a managing director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China. Prior to joining Temasek Holdings in May 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in August 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu currently serves on the board of Hopson Development Holdings Limited, a company listed on the Hong Kong Stock Exchange that engages in property development business in China. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.

Employment Agreements

We have entered into an employment agreement with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. A senior executive officer may terminate his or her employment at any time without penalty if there is a material reduction in his or her authority, duties and responsibilities or if there is a material breach by us, provided that we are allowed to correct or cure within 30 days upon receipt of his or her written notice of intent to terminate on such basis. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Each senior executive officer is entitled to certain benefits upon termination, including a severance pay equal to three months’ salary, if he or she resigns for certain specified good reasons or if we terminate his or her employment due to his or her incapacitation. We will indemnify an executive officer for his losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2006, we paid an aggregate of approximatelyRMB 2.0 million (US$0.3 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

Employees’ Stock Option Plan. We have adopted an Employees’ Stock Option Plan, or the Option Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 4,784,226 ordinary shares upon exercise of awards granted under our Option Plan. We no longer grant options or other awards under this Option Plan as we now grant options and/or other awards under our 2006 share incentive plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the Option Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Stock Option and Stock Purchase Right Agreements. Options and stock purchase rights granted under our Option Plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the Option Plan.

In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Option Plan. Unless terminated earlier, the Option Plan will terminate automatically in 2013. Our board of directors has the authority to amend or terminate the Option Plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the Option Plan administrator or (ii) affect the Option Plan administrator’s ability to exercise the powers granted to it under our Option Plan.

2006 Share Incentive Plan. Our board of directors and shareholders adopted a 2006 share incentive plan, or the 2006 plan. The number of shares which may be issued upon exercise of awards granted under our 2006 plan equals the number of shares reserved but not issued or issuable as part of outstanding options, stock purchase rights or other awards granted under the Option Plan as of the date of completion of our initial public offering. After the completion of our initial public offering, such number of shares will be increased by that number of shares equal to 6% of our total outstanding shares (excluding shares issued upon exercise of options or otherwise pursuant to any of our share incentive plans) from time to time. Except for the foregoing, the total number of shares which may be issued under our 2006 plan will not be increased for a period of three years after the completion of our initial public offering. As of December 31, 2006, 3,894,392 shares may be issued upon exercise of awards granted under our 2006 plan.

Types of Awards. The types of awards we may grant under our 2006 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2006 plan will be adjusted to reflect a ratio of one ADS to two ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2006 plan. However, with respect to awards made to our independent directors and executive officers, the entire board of directors will administer the 2006 plan. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2006 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement will also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2006 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2006 plan. Amendments to the 2006 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2006 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2006 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2006 plan.

The following table summarizes the options granted to our directors and executive officers and other individuals as a group as of May 4, 2007, without giving effect to options that were exercised or terminated.

Name	Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yunxin Mei	150,000	2.72	3/17/2006	3/16/2011
	50,000	5.50	10/2/2006	10/1/2011
	30,000	17.395	4/20/2007	4/19/2012
Neil Nanpeng Shen	100,000	0.3309	1/1/2005	12/31/2009
	150,000	2.72	3/17/2006	3/16/2011
	50,000	5.50	10/2/2006	10/1/2011
	30,000	17.395	4/20/2007	4/19/2012
David Jian Sun	271,000	0.3309	1/1/2005	12/31/2009
	109,000	2.25	12/1/2005	11/30/2010
	70,000	2.72	3/17/2006	3/16/2011
	142,500	5.50	10/2/2006	10/1/2011
	120,000	17.395	4/20/2007	4/19/2012
May Wu	300,000	1.53	3/1/2006	2/28/2011
	142,500	5.50	10/2/2006	10/1/2011
	104,000	17.395	4/20/2007	4/19/2012
Rixin Liang	158,858	0.232	3/1/2003	2/28/2008
	105,844	0.3309	3/1/2004	2/28/2009
	75,298	2.25	12/1/2005	11/30/2010
	40,000	16.64	12/26/2006	12/25/2011
	70,000	17.395	4/20/2007	4/19/2012
James Jianzhang Liang	70,000	2.72	3/17/2006	3/16/2011
	16,000	17.395	4/20/2007	4/19/2012
Min Bao	70,000	2.72	3/17/2006	3/16/2011
	16,000	17.395	4/20/2007	4/19/2012
Terry Yongmin Hu	70,000	3.202	7/4/2006	7/3/2011
	16,000	17.395	4/20/2007	4/19/2012
Kenneth Gaw	70,000	3.202	7/4/2006	7/3/2011
	16,000	17.395	4/20/2007	4/19/2012
Other individuals as a group	3,760,416

C. Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In 2006, our board held meetings or passed resolutions by unanimous written consent nine times.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu. We have determined that Messrs. Gaw and Hu satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market, Marketplace Rules and all the members of our audit committee are “financial experts” as defined under Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal control; and

•	meeting separately and periodically with management and the independent auditors.

In 2006, our audit committee held meetings or passed resolutions by unanimous written consent one time.

Compensation Committee. Our compensation committee consists of Messrs. Neil Nanpeng Shen, Kenneth Gaw and Terry Yongmin Hu. We have determined that Messrs. Gaw and Hu satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2006, our compensation committee held meetings or passed resolutions by unanimous written consent one time.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 1,183, 2,792 and 6,291 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, our employees consisted of 5,898 hotel-based employees (including 1,698 employees at our franchised hotels), 37 reservation agents at our centralized reservation center, and 356 corporate staff. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 20, 2007 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	5,442,889	7.83
James Jianzhang Liang(4)	4,050,842	5.84
Rixin Liang(5)	790,543	1.14
David Jian Sun(6)	709,056	1.02
May Wu(7)	444,771	*
Yunxin Mei(8)	37,500	*
Min Bao(9)	17,500	*
All Directors and Executive Officers as a Group(10)	11,493,101	16.52

Principal Shareholders:
Poly Victory Investments Limited(11)	13,364,140	19.26
AsiaStar IT Fund L.P. (12)	6,055,044	8.72
IDG Technology Venture Investments, L.P. (13)	3,269,418	4.71
Qi Ji(14)	4,411,294	6.36
Chung Lau(15)	4,033,342	5.81

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 69,403,259, being the number of ordinary shares outstanding as of June 20, 2007, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after June 20, 2007.
(3)	Includes 5,355,389 ordinary shares held by Mr. Shen and 87,500 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after the date of this annual report. The business address of Mr. Shen is Rm. 3202a, The Centrium, 60 Wyndham Street, Central, Hong Kong.
(4)	Includes 4,033,342 ordinary shares held by Chung Lau, Mr. Liang’s wife and 17,500 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after the date of this annual report. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.
(5)	Includes 450,543 ordinary shares held by Ms. Liang and 340,000 restricted shares held by Ms. Liang. The business address of Ms. Liang is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.
(6)	Includes 311,556 ordinary shares and 380,000 restricted shares held by Mr. Sun and 17,500 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after the date of this annual report. The business address of Mr. Sun is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.
(7)	Includes 144,771 ordinary shares held by Ms. Wu and 300,000 restricted shares held by Ms. Wu. The business address of Ms. Wu is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.
(8)	Includes 37,500 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after the date of this annual report. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.
(9)	Includes 17,500 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after the date of this annual report. The business address of Mr. Bao is Novotel Peace Hotel, No.3 Jinyu Hutong, Wangfujing, Beijing 100006, People’s Republic of China.
(10)	Includes ordinary shares, restricted shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after the date of this annual report held by all of our directors and senior executive officers as a group.
(11)	Includes 13,364,140 ordinary shares. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group (HK) Holdings Co. Ltd., which in turn is wholly owned by BTG. BTG is a state-owned enterprise in China. Poly Victory Investment Limited’s registered office is at Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.
(12)	Includes 6,055,044 ordinary shares held by AsiaStar IT Fund L.P., or AsiaStar, a Cayman Islands limited partnership which is managed by its general partner, AsiaStar Partners, L.P., which is managed by Sycamore Management Corporation, which in turn is owned by Mr. Peter Gerry, Mr. Kilin To and Mr. John Whitman. The business address of AsiaStar is 3 Anson Road, #35-03 Springleaf Tower, Singapore 079909.
(13)	Includes 3,269,418 ordinary shares held by IDG Technology Venture Investments, L.P., or IDG, a Delaware limited partnership with two partners. IDG’s limited partner is IDG Technology Venture Investment, Inc., which is wholly owned by International Data Group, Inc., which in turn is majority owned by Mr. Patrick J. McGovern. IDG’s general partner is IDG Technology Venture Investments, LLC, which is controlled and managed by its two managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. The business address of IDG is Room 1105, Aetna Tower, No. 107, Zunyi Road, Shanghai 200051, People’s Republic of China.
(14)	Includes 4,411,294 ordinary shares held by Mr. Ji. The address of Mr. Ji is 3F, Building 63-64, No. 421, Hong Cao Road, Shanghai, People’s Republic of China.
(15)	Includes 4,033,342 ordinary shares held by Ms. Lau. Ms. Lau is the wife of our director, James Jianzhang Liang. The address of Ms. Lau is c/o James Jianzhang Liang, 3F, Building 63-64, No. 421, Hong Cao Road, Shanghai, People’s Republic of China.

Seven shareholders of our company, namely, Neil Nanpeng Shen, Qi Ji, Chung Lau, Min Fan, David Jian Sun, May Wu and Rixin Liang have entered into an acting-in-concert agreement. These shareholders currently hold a total of 17,769,037 ordinary shares, or 25.6% of our outstanding voting securities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Private Placements” for a description of the terms of this agreement. Each of these seven shareholders disclaims beneficial ownership of our shares except for the shares directly held by such shareholder.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Private Placements

In February 2003, Home Inns Hong Kong sold 86,207 shares of Series A convertible preferred shares in a private placement at a price of US$46.40 per share. The investors in the Series A preferred share private placement consisted of AsiaStar IT Fund L.P., which purchased 53,879 shares, and IDG Technology Venture Investments, L.P., which purchased 32,328 shares. In April 2003, Home Inns Hong Kong’s shareholders and board of directors authorized a 1:200 subdivision of its outstanding shares. Upon the effecting of the subdivision, AsiaStar IT Fund L.P. held 10,775,800 Series A preferred shares and IDG Technology Venture Investments, L.P. held 6,465,600 Series A preferred shares. Each of the purchasers of the Series A preferred shares was an unrelated third party prior to the issuance and sale of the Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between Home Inns Hong Kong and the purchasers and approved by Home Inns Hong Kong’s board of directors. Each Series A preferred share automatically converted into one ordinary share upon the closing of our initial public offering.

In November 2003, Home Inns Hong Kong sold 2,417,605 shares of Series B convertible preferred shares in a private placement at a price of US$0.3309 per share. The investors in the Series B preferred share private placement consisted of AsiaStar IT Fund L.P., which purchased 1,511,028 shares, and IDG Technology Venture Investments, L.P., which purchased 906,617 shares. Each Series B preferred share automatically converted into one ordinary share upon the closing of our initial public offering.

In May 2004, Home Inns Hong Kong sold 13,219,140 ordinary shares in a private placement at a price of HK$1.57 per share to Poly Victory. In addition, Poly Victory transferred a 12.45% interest in Home Inns Beijing to Home Inns Hong Kong. Poly Victory is a wholly owned subsidiary of BTG. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders.

In September 2004, Home Inns Hong Kong sold 3,035,000 ordinary shares in a private placement at a price of US$0.3425 per share to Top Sterling International Limited, which was then owned by four individuals, including two directors and the spouse of one other director of our company at that time. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders. In May 2006, Top Sterling International Limited dissolved and distributed to its shareholders on a pro rata basis its shares of Home Inns Hong Kong.

In September 2004, Home Inns Hong Kong issued an additional 145,000 ordinary shares to Poly Victory Investments Limited at par value. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders.

In January 2005, Home Inns Hong Kong sold 3,265,841 shares of Series C convertible preferred shares in a private placement at a price of US$1.531 per share. The investors in the Series C preferred share private placement consisted of Susquehanna China Investment HI, which purchased 2,873,940 shares; Kangaroo Investments LLC, which purchased 130,633 shares; Fortune Hero Limited, which purchased 65,317 shares; Soon Yan Seen, who purchased 65,317 shares; Hiroko Nishikawa, who purchased 65,317 shares; and Beihai Capital Limited, which purchased 65,317 shares. Each of the purchasers of the Series C preferred shares was an unrelated third party prior to the issuance and sale of the Series C preferred shares. The value of the Series C preferred shares was determined based on arm’s-length negotiations between Home Inns Hong Kong and the purchasers and approved by Home Inns Hong Kong’s shareholders and board of directors. Each Series C preferred share automatically converted into one ordinary share upon the closing of our initial public offering.

In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. As a result, Home Inns Hong Kong has become our wholly owned subsidiary.

In July 2006, we sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share. The purchasers consisted of the following individuals: Neil Nanpeng Shen, one of our directors, who purchased 1,444,095 shares; Chung Lau, the spouse of one of our directors, James Jianzhang Liang, who purchased 722,048 shares; Min Fan, who purchased 361,024 shares; David Jian Sun, our chief executive officer, who purchased 111,556 shares; May Wu, our chief financial officer, who purchased 144,771 shares; and Rixin Liang, our chief operating officer, who purchased 50,543 shares. The sale was approved by our board of directors and shareholders.

In conjunction with the transaction above, the purchasers and Qi Ji entered into an acting-in-concert agreement in July 2006, whereby they have agreed to act together on all matters requiring shareholder approval and to appoint one representative to vote on behalf of all of them at our shareholder meetings. These shareholders currently hold a total of 17,769,037 ordinary shares, or 25.6% of our outstanding voting securities. The agreement will expire 364 days after the date of the agreement.

Shareholders’ Agreement

In connection with our reorganization in June 2006, we and our existing shareholders entered into a shareholders agreement, which incorporates the principal terms of the previous shareholders agreements between Home Inns Hong Kong and our shareholders. Under this agreement, our preferred shareholders are entitled to certain registration rights, including demand registration and Form F-3 or Form S-3 registration.

Transactions with BTG

BTG is the parent company of Beijing Capital Travel, which is the minority equity interest holder of Home Inns Beijing. It is also the parent company of Poly Victory, which is one of our principal shareholders. In addition to the transactions with BTG involving shares of Home Inns Hong Kong and Hong Inns Beijing as described above under “—Private Placements,” we have entered into the following transactions with BTG during the past three years.

Financing Transactions with BTG. In June 2005, Home Inns Hong Kong, Home Inns Beijing and BTG entered into a financing transaction agreement whereby BTG agreed to provide up to RMB 80 million (US$10 million) financing to Home Inns Beijing in the form of loans through a third-party commercial bank to facilitate the anticipated rapid expansion of the Home Inns hotel chain throughout China. We repayed all the indebtedness to BTG in the first quarter of 2007.

Rental Payments to Jian Guo Inns. Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2004, 2005 and 2006, we paid RMB 2.6 million, RMB 3.5 million and RMB 3.5 million (US$0.4 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Three of Ctrip’s directors, Neil Nanpeng Shen, James Jianzhang Liang and Suyang Zhang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005. Some of our customers book our hotel rooms through Ctrip and we pay sales commissions to Ctrip for such bookings. In 2003, Home Inns Beijing paid RMB 0.4 million to Ctrip as sales commissions. In 2004, 2005 and 2006, we paid RMB 0.2 million, RMB 2.4 million and RMB 6.0 million (US$0.8 million), respectively, to Ctrip as sales commissions.

Employment Agreements

See “Item 6. Directors, Senior Management and Employee – A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employee – B. Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006. Our ADSs trade under the symbol “HMIN.” For the period from October 26, 2006 to June 20, 2007 the trading price of our ADSs on the Nasdaq Global Market has ranged from US$21.50 to US$49.50 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each of the months since our initial public offering.

	Trading Price
	High	Low
	US$	US$
Monthly Highs and Lows 2006 (from October 26)

October (from October 26)	26.77	21.50
November	34.80	23.65
December	39.02	30.11
2007
January	47.49	36.05
February	49.50	39.20
March	40.79	33.74
April	37.39	30.83
May	36.50	28.80
June (through June 20)	34.30	28.26

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-137800), as amended, initially filed with the Securities and Exchange Commission on October 4, 2006.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company – Business Overview – Regulation – Regulations on Foreign Currency Exchange.”

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the

United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. As we do not maintain records of earnings and profits in accordance with U.S. Federal income tax principles, U.S. Holders should expect that the full amount of any distribution will be reported as dividend. The dividends will not be eligible for the dividends- received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs are (but not our ordinary shares). Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2006, and we do not expect to become one in the future, although there can be no assurance in this regard. Our expectation for our taxable ending year December 31, 2006 is based in part on our estimates of the value of our assets as determined based on the market value of the ADSs and our ordinary shares. Our actual PFIC status for the current taxable year ending December 31, 2007 will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs and Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Nasdaq Global Market is a qualified exchange and, consequently, provided that the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of March 31, 2007, our total outstanding loans amounted to RMB 214.3 million (US$27.5 million) with interest rates varying from 5.022% to 5.103%. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our public offerings. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.1% appreciation of the RMB against the U.S. dollar by December 31, 2006. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Internal Control over Financial Reporting

Prior to our initial public offering in October 2006, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. When our independent registered public accounting firm audited our consolidated financial statements for the three years ended December 31, 2005, they identified certain control deficiencies, including two material weaknesses in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Standards Board. Specifically, the two material weaknesses identified by our independent registered public accounting firm consisted of (i) our lack of adequate review and monitoring over financial reporting and disclosure process, as well as our lack of sufficient control over the financial closing and reporting procedures; and (ii) the lack of sufficient U.S. GAAP knowledge of our accounting staff.

We have taken measures to remediate these material weaknesses and other control deficiencies, including implementing additional control procedures, reinforcing the existing controls and recruiting additional finance and accounting personnel. As a result, when our independent registered public accounting firm audited our consolidated financial statements for the year ended December 31, 2006, they noted that most of the factors causing the above two material weaknesses had been remediated or improved. The primary remaining factor that caused our material weaknesses as of December 31, 2006 was a lack of control over timely recording of fixed asset acquisitions. We plan to remediate the remaining factor that caused our material weaknesses and other control deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Changes in Internal Control

There were no adverse changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu, all of whom are members of our audit committee, are audit committee financial experts. Mr. Gaw and Mr. Hu are independent directors.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-137800).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PriceWaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2004	2005	2006
Audit fees(1)	439,410	756,746	10,309,715
Audit-related fees(2)	—	—	3,245,752

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the review of registration documents in connection with our initial public offering in 2006.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PriceWaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Home Inns & Hotels Management Inc. and Home Inns & Hotels Management (Beijing) Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on April 18, 2007)

8.1	Subsidaries of the Registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on April 18, 2007)

9.1	Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on April 18, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-137800), as amended, initially filed with the Commission on October 4, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Commerce & Finance Law Offices

23.2*	Consent of PriceWaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

	By	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer

Date: June 21, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HOME INNS & HOTELS MANAGEMENT INC.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Out responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(u) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 16, 2007

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note		2004	2005	2006	2006
			RMB	RMB	RMB	US$
						(Note 2(d))
Revenues:
Leased-and-operated hotels			93,686,931	279,948,268	567,894,885	72,768,786
Franchised-and-managed hotels			2,312,662	5,913,244	20,604,785	2,640,251

Total revenues			95,999,593	285,861,512	588,499,670	75,409,037
Less: Business tax and related surcharges			(5,101,080)	(16,830,380)	(33,976,564)	(4,353,681)

Net revenues			90,898,513	269,031,132	554,523,106	71,055,356

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities			(30,703,169)	(94,783,918)	(171,576,396)	(21,985,417)
Personnel costs			(12,949,122)	(41,225,106)	(87,980,536)	(11,273,630)
Depreciation and amortization			(5,680,743)	(23,334,691)	(44,619,561)	(5,717,451)
Consumables, food and beverage			(6,440,709)	(20,765,412)	(43,481,710)	(5,571,650)
Others			(8,162,003)	(26,099,998)	(56,018,938)	(7,178,142)

Total leased-and-operated hotel costs			(63,935,746)	(206,209,125)	(403,677,141)	(51,726,290)
Sales and marketing expenses			(2,113,140)	(7,691,002)	(11,487,529)	(1,471,986)
General and administrative expenses			(16,126,774)	(24,789,241)	(64,792,672)	(8,302,389)

Total operating costs and expenses			(82,175,660)	(238,689,368)	(479,957,342)	(61,500,665)

Income from operations			8,722,853	30,341,764	74,565,764	9,554,691

Interest income			88,453	223,208	6,577,804	842,865
Interest expense			(97,793)	(709,455)	(6,142,593)	(787,098)
Other non-operating income	2	(z)	325,258	2,145,832	5,308,611	680,234
Foreign exchange gain (loss), net	2	(c)	144,268	254,111	(6,990,362)	(895,729)

Income before income tax expense, minority interests and share of income of affiliated companies			9,183,039	32,255,460	73,319,224	9,394,963
Income tax expense	8		(5,737,885)	(6,525,978)	(21,390,611)	(2,740,945)
Minority interests			552,074	(4,796,810)	(5,034,255)	(645,078)
Share of income of affiliated companies	6		1,972,098	—	—	—

Net income			5,969,326	20,932,672	46,894,358	6,008,940

Amount allocated to participating preference shareholders			(2,960,390)	(9,486,945)	(16,173,962)	(2,072,495)

Net income available to ordinary shareholders			3,008,936	11,445,727	30,720,396	3,936,445

Earnings per share	14
— Basic			0.15	0.42	0.86	0.11

— Diluted			0.15	0.40	0.82	0.10

Weighted average ordinary shares outstanding
— Basic			19,981,424	27,399,140	35,550,114	35,550,114

— Diluted			20,315,681	28,713,188	37,530,332	37,530,332

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs			8,332	8,124	11,980	1,535
General and administrative expenses			141,373	951,702	16,283,344	2,086,511

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Note		2005	2006	2006
			RMB	RMB	US$
					(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents			37,727,231	758,003,839	97,128,924
Restricted cash			1,900,000	—	—
Accounts receivable			3,130,151	8,902,565	1,140,755
Receivables from related parties	13		15,729	197,788	25,344
Consumables			5,529,908	12,131,304	1,554,478
Prepayments and other current assets	3		5,484,080	10,529,624	1,349,245
Deferred tax assets, current	8		2,646,868	5,670,939	726,661

Total current assets			56,433,967	795,436,059	101,925,407

Property and equipment, net	4		267,675,576	458,058,608	58,694,610
Goodwill	7		32,906,112	32,906,112	4,216,516
Intangible assets, net	5		2,369,471	3,021,795	387,206
Other assets			2,968,829	4,175,804	535,078
Deferred tax assets, non-current	8		12,648,245	26,420,799	3,385,502

Total assets			375,002,200	1,320,019,177	169,144,319

LIABILITIES
Current liabilities:
Accounts payable			3,391,015	8,919,148	1,142,880
Payables to related parties	13		1,259,409	7,389,990	946,937
Short-term borrowings	9		20,000,000	124,000,000	15,889,084
Current portion of long-term loan from a related party	13		—	10,000,000	1,281,378
Salaries and welfare payable			8,292,922	22,496,135	2,882,605
Income tax payable			11,389,738	18,399,704	2,357,697
Other taxes payable			2,016,325	4,548,918	582,888
Deferred revenues			6,442,135	18,612,207	2,384,927
Accruals for customer reward program	2	(o)	776,645	2,743,366	351,529
Other payables and accruals	12		65,109,611	106,119,839	13,597,960
Deferred tax liabilities, current	8		508,916	—	—

Total current liabilities			119,186,716	323,229,307	41,417,885

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2005 AND 2006

	Note	2005	2006	2006
		RMB	RMB	US$
				(Note 2(d))
Deferred rental		26,533,548	44,103,281	5,651,296
Long-term loan from a related party	13	40,000,000	50,000,000	6,406,889
Deferred tax liability, non-current	8	205,101	165,074	21,152

Total liabilities		185,925,365	417,497,662	53,497,222

Minority interest		9,994,321	12,782,963	1,637,980
Commitments and contingencies	15
Shareholders’ equity
Convertible preferred shares	10
Series A preferred shares (US$0.005 par value; 17,241,400 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)		713,541	—	—
Series B preferred shares (US$0.005 par value; 2,417,645 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)		100,055	—	—
Series C preferred shares (US$0.005 par value; 3,265,841 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)		135,149	—	—
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 27,399,140 and 65,712,839 shares issued and outstanding as of December 31, 2005 and 2006, respectively)	10	1,133,911	2,690,943	344,811
Additional paid-in capital		152,878,585	813,222,265	104,204,491
Statutory reserves	2(aa)	11,360,020	23,414,541	3,000,287
Deferred share-based compensation	11	(2,809,713)	—	—
Retained earnings		15,570,966	50,410,803	6,459,528

Total shareholders’ equity		179,082,514	889,738,552	114,009,117

Total liabilities and shareholders’ equity		375,002,200	1,320,019,177	169,144,319

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Preferred Shares						Ordinary shares		Additional paid-in capital	Statutory reserves	Deferred share- based compen- sation	Retained earnings	Total share- holders’ equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2004	17,241,400	713,541	2,417,645	100,055	—	—	11,000,000	455,252	43,062,375	—	—	941,300	45,272,523
Issuance of ordinary shares to acquire additional shares of Home Inns Beijing (Note 7)	—	—	—	—	—	—	13,219,140	547,058	56,308,253	—	—	—	56,855,311
Issuance of ordinary shares to Top Sterling International Limited	—	—	—	—	—	—	3,035,000	125,600	8,488,903	—	—	—	8,614,503
Issuance of ordinary shares to Poly Investment	—	—	—	—	—	—	145,000	6,001	906,311	—	—	(912,312)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	5,969,326	5,969,326
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	1,921,464	—	(1,771,759)	—	149,705
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	3,323,064	—	(3,323,064)	—

Balance as of December 31, 2004	17,241,400	713,541	2,417,645	100,055	—	—	27,399,140	1,133,911	110,687,306	3,323,064	(1,771,759)	2,675,250	116,861,368

Issuance of Series C preferred shares	—	—	—	—	3,265,841	135,149	—	—	40,193,499	—	—	—	40,328,648
Net income	—	—	—	—	—	—	—	—	—	—	—	20,932,672	20,932,672
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	1,997,780	—	(1,037,954)	—	959,826
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	8,036,956	—	(8,036,956)	—

Balance as of December 31, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,878,585	11,360,020	(2,809,713)	15,570,966	179,082,514

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Preferred Shares						Ordinary shares		Additional paid-in capital	Statutory reserves	Deferred share- based compen- sation	Retained earnings	Total share- holders’ equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,878,585	11,360,020	(2,809,713)	15,570,966	179,082,514
Adjustment as a result of adoption of SFAS No.123(R) (Note 2(u))	—	—	—	—	—	—	—	—	(2,809,713)	—	2,809,713	—	—
Issuance of ordinary shares in a private placement (Note 10(b))	—	—	—	—	—	—	2,834,037	113,254	72,369,169	—	—	—	72,482,423
Issuance of ordinary shares in an initial public offering (Note 10(b))	—	—	—	—	—	—	11,748,474	462,843	580,788,631	—	—	—	581,251,474
Conversion of convertible preferred shares to ordinary shares (Note 10(a))	(17,241,400)	(713,541)	(2,417,645)	(100,055)	(3,265,841)	(135,149)	22,924,886	948,745	—	—	—	—	—
Exercise of stock purchase right (Note 10(b))	—	—	—	—	—	—	806,302	32,190	6,579,205	—	—	—	6,611,395
Net income	—	—	—	—	—	—	—	—	—	—	—	46,894,358	46,894,358
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	3,416,388	—	—	—	3,416,388
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	12,054,521	—	(12,054,521)	—

Balance as of December 31, 2006	—	—	—	—	—	—	65,712,839	2,690,943	813,222,265	23,414,541	—	50,410,803	889,738,552

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from operating activities:
Net income	5,969,326	20,932,672	46,894,358	6,008,939
Adjustments to reconcile net income to net cash provided by operating activities :
Share-based compensation	149,705	959,826	16,295,324	2,088,047
Depreciation and amortization	5,966,640	23,845,499	46,602,636	5,971,558
Foreign exchange loss, net	—	—	6,990,362	895,729
Minority interests	(552,074)	4,796,810	5,034,255	645,078
Share of income of affiliated companies	(1,972,098)	—	—	—
Loss from disposal of property and equipment	—	126,326	192,177	24,625
Deferred income tax	(2,880,887)	(9,927,633)	(17,345,568)	(2,222,622)
Change in assets and liabilities, excluding effects of consolidation of Home Inns Beijing in 2004 (Note 7):
(Increase) decrease in restricted cash	—	(1,900,000)	1,900,000	243,462
Increase in accounts receivable	(734,068)	(1,919,852)	(5,772,414)	(739,664)
Decrease (increase) in receivables from related parties	460,847	(6,033)	(182,059)	(23,329)
Increase in consumables	(1,464,781)	(3,673,177)	(6,601,396)	(845,888)
Increase in prepayments and other current assets	(2,558,722)	(761,702)	(5,045,544)	(646,525)
Increase in other assets	(566,429)	(1,712,400)	(1,206,975)	(154,659)
Increase in accounts payable	132,012	1,392,615	5,528,133	708,363
(Decrease) increase in payables to related parties	(2,274,873)	910,989	25,498	3,267
Increase in salary and welfare payable	4,006,562	2,997,182	14,203,213	1,819,968
Increase in income tax payable	1,174,256	7,620,146	7,009,966	898,241
Increase in other taxes payable	728,530	1,287,795	2,532,593	324,521
Increase in accruals for customer reward program	68,275	708,370	1,966,721	252,011
Increase in other payables and accruals	15,116,138	4,394,738	13,211,428	1,692,883
Increase in deferred revenues	48,239	5,888,315	12,170,072	1,559,446
Increase in deferred rental	7,846,744	14,643,467	17,569,733	2,251,346

Net cash provided by operating activities	28,663,342	70,603,953	161,972,513	20,754,797

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of fixed assets	—	112,069	70,831	9,076
Purchase of property and equipment	(57,018,136)	(158,432,612)	(212,624,518)	(27,245,232)
Purchase of intangible assets	(216,573)	(1,018,286)	(1,241,071)	(159,028)
Net cash acquired from consolidation of Home Inns Beijing	14,915,910	—	—	—

Net cash used in investing activities	(42,318,799)	(159,338,829)	(213,794,758)	(27,395,184)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	—	40,328,648	—	—
Proceeds from issuance of ordinary shares	30,374,711	—	650,588,236	83,364,929
Capital contribution from minority shareholders	1,230,000	—	—	—
Proceeds from short-term borrowings	—	20,000,000	190,000,000	24,346,177
Proceeds from long-term loans from a related party	—	40,000,000	20,000,000	2,562,755
Advance from a related party	—	—	6,746,592	864,493
Repayment of short-term borrowings	(3,000,000)	—	(86,000,000)	(11,019,849)
Dividend paid by a VIE subsidiary to a minority shareholder	—	(158,108)	(2,245,613)	(287,748)

Net cash provided by financing activities	28,604,711	100,170,540	779,089,215	99,830,757

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(6,990,362)	(895,729)
Net increase in cash	14,949,254	11,435,664	720,276,608	92,294,641
Cash, beginning of year	11,342,313	26,291,567	37,727,231	4,834,283

Cash, end of year	26,291,567	37,727,231	758,003,839	97,128,924

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(4,849,180)	(8,833,465)	(31,726,213)	(4,065,326)
Cash paid during the year for interest	(97,793)	(709,455)	(6,142,593)	(787,098)

Supplemental schedule of non-cash investing and financing activities:
Acquisition of 12.45% ownership in Home Inns Beijing by issuance of ordinary shares	35,095,103	—	—	—
Increase in payables for property and equipment	4,422,575	33,793,261	24,035,411	3,079,844
Increase in accruals for share issuance costs	—	—	3,763,389	482,232
Decrease in advance from related parties on issuance of ordinary shares	—	—	641,509	82,202

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The consolidated financial statements include the financial statements of Home Inns & Hotels Management Inc. (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”), the Company’s predecessor, is a holding company incorporated in Hong Kong on May 28, 2001. Home Inns HK did not have any operations until April 2002 when Home Inns & Hotels Management (Beijing) Co. Ltd. (“Home Inns Beijing”), a hotel operation and management company, was established as a joint venture of Home Inns HK and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). At inception, Home Inns HK and BTG, through Beijing Capital Travel, owned 55% and 45% interest in Home Inns Beijing, respectively. Through a series of financing activities and acquisitions, Home Inns HK’s ownership in Home Inns Beijing increased to 95.588% as of February 1, 2005 (Note 7). Prior to April 8, 2004, Home Inns Beijing was an affiliated company of Home Inns HK, and was accounted for under the equity method. Pursuant to the revised Articles of Association of Home Inns Beijing dated April 8, 2004, Home Inns HK obtained control of Home Inns Beijing and its subsidiaries, and thus consolidated their results of operations with effect from April 2004.

Home Inns & Hotels Management Inc. (“the Company”) was established in Cayman Islands on May 30, 2006. On June 29, 2006, all the then existing shareholders of Home Inns HK exchanged their respective shares of Home Inns HK for an equivalent number of shares of the Company of equivalent classes. As a result, Home Inns HK has become a wholly-owned subsidiary of the Company since June 29, 2006. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by Home Inns HK. The accompanying consolidated financial statements reflect the June 2006 reorganization and have been prepared as if the current corporate structure had been in existence throughout the relevant periods.

In October 2006, the Company completed an initial public offering of American Depositary Shares (“ADSs”). ADSs of the Company are traded from October 26, 2006 on Nasdaq Global Market under the symbol “HMIN” in the United States.

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or it franchises the Home Inn brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

Leased-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of Home Inns at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years and is renewable only upon mutual agreement between the Group and the franchisee.

2. ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

b. Basis of consolidation and accounting for investments

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries.

The Group applies the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”) to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN 46(R), a company consolidates a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is a primary beneficiary.

The Group is the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd (“Home Inns Caoxi”), and Home Inns & Hotels Management (Caobao) Co., Ltd (“Home Inns Caobao”), of which the principal activity generally relates to hotel

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

management. The total registered capital of the four VIEs was RMB 4,000,000 as of December 31, 2006. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels (Note 1) are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised hotels and absorb a majority of any expected losses, the Company is not considered the primary beneficiary of those entities.

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

All inter-company transactions and balances within the Group are eliminated upon consolidation. Minority interests represent the interests of outside minority shareholders in the operating results and net assets of certain consolidated subsidiaries.

Investments in businesses that the Company does not control, but has the ability to exercise significant influence over operating and financial matters are accounted for using the equity method. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the unconsolidated affiliated companies.

c. Foreign currencies

The Group’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2006 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.8041, on December 31, 2006, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2006, or at any other rate.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits placed with banks or other financial institutions. Cash balance as of December 31, 2005 consists of RMB 33,033,051, US$552,043 and HK$231,798. Cash balance as of December 31, 2006 consists of RMB 113,135,507, US$82,488,096 and HK$738,890.

f. Restricted cash

Restricted cash primarily consists of deposits held in escrow.

g. Accounts receivable

Provision is made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision, if any. As of December 31, 2005 and 2006, the Group has not recorded any allowance for doubtful accounts.

h. Consumables

The Group has purchased consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

i. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and impairment losses, if any. The cost of property and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the asset is brought to its working condition and location for its intended use.

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Over the shorter of the economic useful life or the lease period
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	3 to 5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and amortization commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

j. Goodwill

Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2004, 2005, and 2006.

k. Intangible assets

Intangible assets consist primarily of intangible assets acquired in business combinations. The Group applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS No. 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate.

Purchased software is stated at cost less accumulated amortization and impairment, if any.

l. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2004, 2005, and 2006.

m. Financial instruments

Financial instruments of the Group primarily comprise of cash, accounts receivable, related party receivables and payables, accounts payable, other payables, short-term borrowing and a long-term loan from a related party. As of December 31, 2005 and 2006, carrying values of financial instruments approximated their fair values.

n. Employee benefits

The employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Amounts accrued and included in salaries and welfare payable in the accompanying balance sheets were RMB 811,566 and RMB 1,230,005 for the years ended December 31, 2005 and 2006, respectively.

o. Accruals for customer reward program

The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2005 and 2006, the accruals for customer reward program amounted to RMB 776,645 and RMB 2,743,366, respectively, based on the estimated liabilities under the customer reward program.

p. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees paid prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs.

q. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

Revenues from the one-time membership fees are recognized over the estimated average customer relationship period. Prior to 2006, given the limited history in operating the Group’s customer reward program (Note 2(o)), all one-time membership fees were recognized as deferred revenue when received. In 2006, management made an analysis on the historic pattern of the activities of membership cards and noted that membership cards with no activities for more than a year are most likely to expire in the future and therefore the Group recognized revenue from one-time membership fees when membership records show lack of usage activity for a year. For the year ended December 31, 2006, the Company recognized revenue of RMB 1,802,462 from one-time membership fees.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

r. Business tax and related surcharge

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues.

s. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, costs of consumables, food and beverage.

t. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program and payroll and related compensation for the Group’s sales and marketing personnel. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred, and amounted to RMB 1,263,499, RMB 4,668,580 and RMB 5,334,465 for the years ended December 31, 2004, 2005 and 2006, respectively.

u. Share-based compensation

Prior to December 31, 2005, the Group accounted for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective January 1, 2006, the Group adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continued to account for non-vested awards outstanding under the provisions of APB No. 25. Only awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS No. 123(R) were accounted for under the provisions of SFAS No. 123(R). The “Deferred share-based compensation” line on the Consolidated Balance Sheet, a contra-equity line representing the amount of unrecognized share-based compensation costs, was eliminated as of January 1, 2006.

In conjunction with the adoption of SFAS No. 123(R), the Group was required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. Compensation expense was recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally 4 years.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The adoption of SFAS No. 123(R) in 2006 resulted in the recognition of incremental share-based compensation costs in 2006 of RMB 684,295, a reduction in net income of RMB 684,295, and a reduction of both basic and diluted earnings per share of RMB 0.013 and RMB 0.012, respectively.

If the compensation cost for the years ended December 31, 2004 and 2005 had been determined based on the fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Group’s net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts disclosed below.

	2004	2005
Net income, as reported	5,969,326	20,932,672
Add: Compensation expense under APB No. 25	149,705	959,826
Less: Compensation expense under SFAS No. 123	(164,115)	(1,049,442)

Pro forma net income	5,954,916	20,843,056

Less: Amount allocated to participating preference shareholders	(2,953,244)	(9,446,330)

Pro forma net income attributable to ordinary shareholders	3,001,672	11,396,726

Basic earnings per share
— As reported	0.15	0.42

— Pro forma	0.15	0.42

Diluted earnings per share
— As reported	0.15	0.40

— Pro forma	0.15	0.40

v. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

w. Borrowing costs

Interest costs are capitalized for qualifying assets in accordance with SFAS No. 34, “Capitalization of Interest Cost”. For the years ended December 31, 2004, 2005, and 2006, total interest capitalized was nil, RMB 264,659 and RMB 966,310, respectively.

x. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels and is recognized as general and administrative expense and charged to the consolidated statements of operations in the period in which it is incurred.

y. Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.

z. Other non-operating income

Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2004, 2005 and 2006, the Group received financial subsidies of RMB 258,055, RMB 1,983,546 and RMB 4,934,311, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.

aa. Statutory reserves

Based on the legal formation of the entities, appropriation of statutory reserves may be different. The Group’s PRC subsidiaries and VIE subsidiaries, except for Home Inns Beijing and Hemei Hotel Management (Shanghai) Limited (“Hemei”), are required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve reaches 50% of the registered capital of the respective subsidiaries, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective companies under PRC GAAP. The Group’s Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries are also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.

Home Inns Beijing, a Sino-foreign enterprise, is required to set aside a portion of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund, Workers’ Bonus and Welfare Fund and Enterprise Expansion Fund. Such amounts shall be determined at the discretion of its board of directors. The Reserve Fund can be used to increase the registered capital upon approval by relevant government authorities and eliminate future losses of the respective companies upon a resolution by the board of directors.

Hemei, the Company’s subsidiary, as a wholly foreign owned enterprise, is required to set aside at least a 10% of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund. Once the total Reserve Fund reaches 50% of the registered capital of Hemei, further appropriations are discretionary. Hemei is also required to set aside a portion of its net income as reported in its PRC statutory accounts, at the discretion of its board of directors, on an annual basis to Workers’ Bonus and Welfare Fund.

Appropriations to the Workers’ Bonus and Welfare Fund are recognized as general and administrative expenses and charged to the consolidated statements of operations. During the years ended December 31, 2004, 2005, and 2006, no appropriations were made to the Workers’ Bonus and Welfare Fund.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Appropriations to the other statutory reserves are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2004, 2005, and 2006, the Group made total appropriations to these statutory reserves of RMB 3,323,064, RMB 8,036,956 and RMB 12,054,521, respectively.

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

ab. Dividends

Dividends are recognized when declared. The Company has not declared or paid any dividends.

The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2aa). Aggregate net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB 154,584,891 as of December 31, 2006.

ac. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A, B and C convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

ad. Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

ae. Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. The provisions of FIN 48 is effective on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group is still in the process of assessment of the relevant impact from the adoption of FIN 48.

In September 2006, the SEC released Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provision of SAB No. 108 is effective for the Group for the year ended December 31, 2006. The Company’s management does not believe the adoption of SAB No. 108 had a significant impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company’s management does not believe the adoption of SFAS No. 157 will have a material effect on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “Benefit Plans”) to recognize the funded status of their Benefit Plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company’s management does not believe the adoption of SFAS No. 158 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company’s management does not believe the adoption of SFAS No. 159 will have a material impact on its consolidated financial statements.

af. Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2005 and 2006, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2004, 2005 and 2006. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2006.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2005	2006
Prepaid expenses	3,193,051	7,257,126
Rental and other deposits	483,436	561,606
Other current assets	1,807,593	2,710,892

Total	5,484,080	10,529,624

4.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2005	2006
Leasehold improvements	223,086,518	390,111,963
Machinery and equipment	16,058,849	30,371,182
Furniture, fixtures and office equipment	51,937,688	87,971,890
Construction in progress	9,191,030	28,010,120

	300,274,085	536,465,155
Less: Accumulated depreciation and amortization	(32,598,509)	(78,406,547)

Property and equipment, net	267,675,576	458,058,608

Depreciation and amortization expenses incurred for the years ended December 31, 2004, 2005 and 2006 are RMB 5,767,391, RMB 23,481,563, and RMB 46,013,889 respectively.

Included in leasehold improvements and construction in progress and leasehold improvement is accumulated capitalized interest of RMB nil, RMB 264,659 and RMB 1,230,969 as of December 31, 2004, 2005 and 2006, respectively.

5.    INTANGIBLE ASSETS

Intangible assets as of December 31 are as follows:

	2005	2006
Intangible assets —
Favorable lease agreements	803,683	803,683
Franchise agreements	730,548	730,548
Purchased software	1,414,172	2,655,243

	2,948,403	4,189,474

Less: Accumulated amortization —
Favorable lease agreements	(272,367)	(444,387)
Franchise agreements	(89,857)	(146,609)
Purchased software	(216,708)	(576,683)

	(578,932)	(1,167,679)

Intangible assets, net	2,369,471	3,021,795

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Franchise agreements and favorable leases agreements were acquired in the purchase of minority interests in Home Inns Beijing (Note 7). The values of favorable lease agreements were determined based on the estimated present value of the amount the company has avoided paying as a result of entering into the lease agreements. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable lease agreements is amortized using the straight-line method over the remaining lease term. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.

Amortization expense of intangible assets for the years ended December 31, 2004, 2005 and 2006 amounted to RMB 199,249, RMB 363,936 and RMB 588,747 respectively.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

Amortization
2007	741,863
2008	727,368
2009	528,085
2010	434,754
2011	288,843
Thereafter	300,882

3,021,795

6.    INVESTMENTS IN AFFILIATED COMPANIES

Prior to April 8, 2004, Home Inns Beijing was an affiliated company accounted for under the equity method of accounting (Note 7). Home Inns Beijing was not consolidated as the minority shareholder had significant participating rights. The following tables summarize the consolidated income statement of Home Inns Beijing for the year ended December 31, 2004:

For the year ended December 31, 2004
Net revenues	109,128,121
Operating income	12,989,386
Net income	7,735,352

7. ACQUISITION OF HOME INNS BEIJING

In April 2002, Home Inns HK entered into a joint venture agreement with Beijing Capital Travel, a subsidiary of BTG, to establish Home Inns Beijing. Home Inns HK contributed RMB 5,500,000 and Beijing Capital Travel contributed RMB 4,500,000 for 55.00% and 45.00% ownership in Home Inns Beijing, respectively. According to the joint venture agreement, Beijing Capital Travel had substantial rights to effectively participate in significant decisions that were expected to be made in the ordinary course of Home Inns Beijing’s business operations, including decisions regarding the annual budget and hiring of senior management.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In accordance with EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” (“EITF No. 96-16”) the Group accounted for its 55.00% interest in Home Inn Beijing under the equity method of accounting, as prescribed by APB Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock (“APB No. 18”)”.

In April 2003, with the cash proceeds received from the issuance of Series A convertible preferred shares (Note 10), Home Inns HK and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement and Home Inns HK purchased an additional 21% ownership interest in Home Inns Beijing through a capital contribution of RMB 28,945,000 to Home Inns Beijing and recognized goodwill of RMB 5,038,542.

In April 2004, Home Inns HK and Beijing Capital Travel entered into a second revised joint venture agreement, whereby Home Inns HK obtained control of Home Inns Beijing. From the date of this second revised joint venture agreement, Beijing Capital Travel no longer had substantive participating rights to block significant decisions proposed by Home Inns HK and accordingly, the results of Home Inns Beijing were consolidated. The second revised joint venture agreement also provided that Home Inns HK would increase its ownership interest by an additional 5.02% in Home Inns Beijing, through a capital contribution of RMB 30,000,000, subject to the completion of the share subscription agreement dated May 24, 2004 described below.

On May 24, 2004, Home Inns HK entered into an agreement with Poly Victory Investment Limited (“Poly Investment”), a wholly owned subsidiary of BTG, whereby Home Inns HK issued 13,219,140 ordinary shares to Poly Investment in return for HK$20,754,050 (RMB 22,050,540) in cash and 12.45% voting shares of Home Inns Beijing owned by BTG. The transaction was consummated on the same date and increased the ownership of Home Inns HK in Home Inns Beijing from 76.00% to 88.45%. Subsequently, on July 28, 2004, pursuant to the second revised joint venture agreement, Home Inns HK contributed RMB 30,000,000 to Home Inns Beijing, increasing its ownership interest from 88.45% to 93.47%.

The transactions to acquire the additional 17.47% interest in Home Inns Beijing in May and July 2004 were accounted for in accordance with SFAS No. 141, “Business Combination” (“SFAS No. 141”). As the two transactions were contemplated as one transaction and the effect on purchase price allocation during the intervening period was not significant, the Company has accounted for the two transactions as one acquisition as of May 24, 2004. The cost of the acquisition of the 17.47% interest from 76.00% to 93.47% was RMB 37,053,205 based on the sum of (i) the estimated fair value of the 13,219,140 shares issued, less the HK$20,754,050 received from the May 24, 2004 share subscription agreement, and (ii) RMB 1,958,100, representing Beijing Capital Travel’s 6.53% share of the cash contributed by Home Inns HK to Home Inns Beijing as part of the July 28, 2004 capital contribution. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Allocation of purchase price (in RMB):

Fair value of net tangible assets acquired	7,919,895
Intangible assets	1,534,230
Goodwill	27,867,570
Deferred tax liability, non-current	(268,490)

Total purchase price	37,053,205

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The components of the intangible assets listed in the above table as of the acquisition date are as follows (in RMB):

Franchise agreements	803,682
Favorable lease agreements	730,548

1,534,230

The following unaudited consolidated pro forma information presents information of the Group as if the acquisition occurred on January 1, 2004, assuming (i) the acquisition of 17.47% interest in Home Inns Beijing, and (ii) the consolidation of Home Inns Beijing as the minority shareholder no longer had substantive participating rights:

(in RMB)	For the year ended December 31, 2004
(unaudited)
Net revenues	109,128,121
Income from operations	12,549,754
Net income	6,820,117
Earnings per share:
Basic	0.15
Diluted	0.15

The unaudited pro forma financial information includes RMB 144,564 in 2004 for the amortization of identifiable intangible assets. The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2004.

On February 21, 2005, the Company further increased its ownership in Home Inns Beijing from 93.47% to 95.59% through a cash contribution of RMB 33,055,000 into Home Inns Beijing. The impact of this acquisition was not significant to the Company’s consolidated financial position or result of operations.

8.    INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Home Inns HK is subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.

PRC

The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities, are 30% plus a local income tax of 3%. Effective on January 1, 2008, the applicable EIT rates will be reduced to 25% as disclosed in Note 16.

Four of the Group’s subsidiaries and VIE subsidiaries enjoy a preferential income tax rate of 15%.

Certain subsidiaries of the Group were granted by local tax authorities a one-year to three-year EIT exemption on their taxable income, respectively, commencing from their establishment, which began in 2005 and 2006, respectively. For the years ended December 31, 2005 and 2006, total tax benefits recognized by these subsidiaries as a result of the tax exemption were RMB 4,227,738 and RMB 1,821,440, respectively.

Composition of income tax expense

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2004	2005	2006
Current income tax expense	8,618,772	16,453,611	38,736,179
Deferred income tax benefit	(2,880,887)	(9,927,633)	(17,345,568)

Income tax expense	5,737,885	6,525,978	21,390,611

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2004	2005	2006
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	—	(30%)	(18%)
Non-deductible expenses under tax laws	29%	17%	14%

Effective EIT rate	62%	20%	29%

The aggregate and per share effect of the tax exemptions available to the Group are as follows:

	2004	2005	2006
Aggregate effect	—	4,227,738	1,821,440
Per share effect—basic	—	0.084	0.034
Per share effect—diluted	—	0.081	0.032

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Deferred tax assets and liabilities comprised:

	2005	2006
Deferred tax assets, current:
Tax loss carry forwards	1,672,189	3,129,732
Deductible temporary differences related to pre-operating expenses	444,886	1,220,353
Deductible temporary differences related to rental expenses	371,393	129,383
Deductible temporary differences related to accruals for customer reward program	—	905,311
Deductible temporary differences related to management fee of subsidiaries	158,400	286,160

	2,646,868	5,670,939

Deferred tax assets, non-current:
Deductible temporary differences related to rental expenses	9,713,855	16,813,502
Deductible temporary differences related to pre-operating expenses	1,291,016	4,612,108
Deductible temporary differences related to deferred revenue	1,108,774	4,275,789
Deductible temporary differences related to management fee of subsidiaries	534,600	719,400

	12,648,245	26,420,799

Total deferred tax assets	15,295,113	32,091,738

Deferred tax liabilities, current:
Taxable temporary differences related to recognition of personnel costs	508,916	—

Deferred tax liabilities, non-current:
Taxable temporary differences related to intangible assets	205,101	165,074

Total deferred tax liabilities	714,017	165,074

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through future taxable profits is probable. The Group had tax losses of RMB 10,476,248 as of December 31, 2006 to be carried forward against future taxable income. No provision against the deferred tax assets has been made. These tax losses will expire on January 1, 2012.

9.    SHORT-TERM BORROWINGS

	2005	2006
Short-term bank loans	20,000,000	124,000,000

Short-term bank loans bear interests at the rate ranging from 5.022% to 5.580% for 2006 (2005: 5.22%) per annum and are repayable in 2007.

10.    SHARE CAPITAL

As of December 31, 2005, the authorized share capital of the Company was US$1,000,000, divided into 177,075,114 ordinary shares, 17,241,400 Series A preferred shares, 2,417,645 Series B preferred shares, and 3,265,841 Series C preferred shares at par value of US$0.005 each.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Upon completion of the Company’s initial public offering on October 31, 2006, all of Series A, B and C preferred shares were automatically converted into ordinary shares. As a result, as of December 31, 2006, the authorized share capital of the Company was US$1,000,000, divided into 200,000,000 ordinary shares.

(a) Convertible preferred shares

On February 28, 2003, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 86,207 shares of the Company’s Series A convertible preferred shares at an issue price of US$46.40 per share. In April 2003, the number of Series A convertible preferred shares increased from 86,207 shares to 17,241,400 shares, and the par value decreased from US$1.00 each to US$0.005 each after a 200 for one share split.

On November 24, 2003, the Company entered into a Series B Preferred Share Subscription Agreement, whereby the Company authorized and issued 2,417,605 shares of the Company’s Series B convertible preferred shares at an issue price of US$0.3309 per share.

On January 24, 2005, the Company entered into a Series C Preferred Share Subscription Agreement, whereby the Company authorized and issued 3,265,841 shares of the Company’s Series C convertible preferred shares at an issue price of US$1.531 per share.

The rights, preferences and privileges with respect to the convertible preferred shares are as follows:

Voting

Holders of Series A, B and C convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Series A, B and C convertible preferred shares generally votes together with holders of the ordinary shares.

Dividends

Holders of Series A, B and C convertible preferred shares are entitled to receive out of any funds legally available therefore, only if and when declared by the Board of Directors of the Company, dividends at a fixed rate or in the amounts as the Board of Directors of the Company considers appropriate. There have been no dividends declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C and Series B convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A convertible preferred share and ordinary shares, by reason of their ownership thereof, the amount of two times the applicable original issue price per share for each Series C and Series B convertible preferred shares, plus declared and unpaid dividends. If the assets and funds distributed among the holders of the Series C and Series B convertible preferred shares are insufficient to permit the payment to such holders, then the entire assets and funds of the Group legally available for distribution shall be distributed ratably among the holders of Series C and Series B convertible preferred shares in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

After full payment has been made to the holders of Series C and Series B convertible preferred shares liquidation preference, the holders of the Series A convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, by reason of their ownership thereof, the amount of two times the original issue price per share for each Series A convertible preferred share, plus all declared and unpaid dividends. If the assets and funds distributed among the holders of Series A convertible preferred shares are insufficient to permit the payment of the full preferential amount to such holders, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A convertible preferred shares in proportion to the number of the Series A convertible preferred shares.

After full payment has been made to the holders of Series A, B and C convertible preferred shares to which they are entitled, holders of ordinary shares shall be entitled to receive all remaining assets or surplus funds of the Company.

Conversion

Each of Series A, B and C convertible preferred share is convertible into ordinary shares on a one-for-one basis, at the option of the holder. Each share of Series A, B and C convertible preferred share automatically converts into ordinary shares at the then applicable conversion price (Series A: US$0.232; Series B: US$0.3309; Series C: US$1.531) upon (i) the closing of a firm commitment underwritten public offering of the ordinary shares at a per-share price of no less than three times the original issue price of Series A convertible preferred shares of US$0.232, or, (ii) the consent of the holders of a majority of the then outstanding preferred shares.

On October 31, 2006, upon completion of the Company’s initial public offering, Series A, B and C convertible preferred shares were automatically converted into a total of 22,924,886 ordinary shares.

(b) Ordinary shares

As of December 31, 2005, the Company’s Articles of Incorporation, as amended, authorized the Company to issue 177,075,114 shares of US$0.005 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

The Company issued 11,000,000 ordinary shares (adjusted to reflect share splits) to the founders and certain employees at the Company’s incorporation in 2002. In May 2004, the Company issued 13,219,140 ordinary shares to Poly Investment as part of its share subscription plan and acquisition of 12.45% of Home Inns Beijing (Note 7). In September 2004, the Company issued an additional 145,000 ordinary shares to Poly Investment at par value. Fair value of the Company’s ordinary shares as of September 2004 was US$0.7589 per share. This ordinary share issuance to Poly Investment was accounted for as a distribution to a shareholder and the difference between fair value and par value of the ordinary shares issued was charged to retained earnings. In addition, in September 2004, the Company issued 3,035,000 ordinary shares to Top Sterling International Ltd., a principal shareholder of the Company, for RMB 8,614,503, or US$0.3425 per ordinary share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors in October 2003. The issuance price per ordinary share of US$0.3425 approximates the fair value of the Company’s ordinary shares as of the date the arrangement was agreed.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In July 2006, the Company issued 2,834,037 ordinary shares in a private placement to certain individuals including certain executives and directors of the Company, for RMB 62,918,287 or US$2.77 per share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors in July 2006. The issuance price per ordinary share of US$2.77 was lower than the fair value of the Company’s ordinary shares as of the date of the agreement and the difference of RMB 9,564,136 was recognized as share-based compensation expenses.

On October 31, 2006, upon the completion of the initial public offering, the Company issued 5,874,237 ADSs, which was priced at US$13.8 per ADS. Each ADS represents two ordinary shares. Total proceeds, net of issuance costs paid and payable from the offering, amounted to RMB 581,251,474. Upon completion of the Company’s initial public offering, all Series A, B and C convertible preferred shares were automatically converted into 22,924,886 ordinary shares. The Company’s authorized shares became 200,000,000 shares of US$0.005 par value per ordinary share.

11.    SHARE BASED COMPENSATION

On February 28, 2003, the Company adopted a share option plan (“2003 Option Plan”) under which the directors of the Company may, at their discretion, grant options to acquire ordinary shares to any senior executives (including directors) and employees of the Company and/or its subsidiaries. Share options vest annually over a period of 4 years and once vested can be exercised within 5 years from the date of grant. The 2003 Option Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 5% of total ordinary and preferred shares outstanding. On May 30, 2005, the Company adopted a board resolution to increase shares reserved under the share option plan to 6% of total ordinary and preferred shares outstanding. At the end of 2005, this represents 3,019,442 options based on the then outstanding ordinary and preferred shares outstanding. On March 30, 2006, the Company adopted a shareholders resolution to increase shares reserved for the share options plan to 9% of total ordinary and preferred shares outstanding. At the end of 2006, this represented 4,784,226 options based on the then outstanding ordinary shares, which have been fully issued.

In July 2006, due to early vesting and early exercise of 520,412 options issued to two former senior managers, the Company recognized share-based compensation expenses of RMB 3,314,800 based on the incremental fair value of these vested options.

In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2006, there was approximately RMB 3,441,466 in deferred compensation costs related to restricted stocks. Share-based compensation expense associated with restricted stocks was RMB 583,520 in 2006. The weighted average remaining contractual life was 3.5 years for restricted stock grants outstanding at December 31, 2006. Cash received from exercise of restricted stocks amounted to RMB 6,746,592 at December 31, 2006, and was recorded as payables due to related parties.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Changes in the restricted stock grants in 2006 were as follows:

	Number of Restricted Stocks	Weighted Average Grant-Date Fair Value
Outstanding at the beginning of the year	—	—
Granted	1,020,000	1.4171
Vested	(285,890)	0.5619
Forfeited	—	—

Outstanding and unvested at the end of the year	734,110	1.7501

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent rights, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. The number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 6% of the total outstanding ordinary shares (excluding ordinary shares issued upon exercise of awards pursuant to the 2003 Option Plan and 2006 Share Incentive Plan) from time to time. As of December 31, 2006, this represented 3,894,392 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.

The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the year ended December 31, 2006:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)
Outstanding at the beginning of the year	2,831,886	US$	0.7830
Granted	1,927,000	US$	4.6871
Exercised	(520,412)	US$	0.4521
Forfeited	(19,588)	US$	1.7353
Cancelled	(1,020,000)	US$	1.0149

Outstanding at the end of the year	3,198,886	US$	3.1092	3.7	US$	50.1

Vested and exercisable at the end of the year	1,019,826	US$	1.1192	2.9	US$	18.0

The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 18.77 per share as of December 31, 2006.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The following is information relating to options outstanding as of December 31, 2006:

Exercise price	Weighted- average grant date fair value of ordinary shares		Outstanding		Exercisable
			Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual life (years)
US$ 0.232	US$	0.2320	142,972	1.16	137,456	1.16
US$ 0.3309	US$	0.5701	910,262	2.62	544,464	2.58
US$ 1.531	US$	1.3327	180,000	3.52	66,667	3.51
US$ 2.25	US$	1.9730	338,652	3.92	91,719	3.92
US$ 2.72	US$	2.720	510,000	4.21	100,583	4.21
US$ 3.20	US$	3.200	302,000	4.51	37,750	4.51
US$ 5.50	US$	5.500	659,000	4.75	41,187	4.75
US$ 16.64	US$	16.64	156,000	5.00	—	—

			3,198,886		1,019,826

In connection with the share options granted during the years ended December 31, 2004, 2005 and 2006, the Company recognized share-based compensation expense of RMB 149,705, RMB 959,826 and RMB 2,832,868, respectively. As of December 31, 2006, there was RMB 20,799,839 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 3.12 years.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest rate	2.262% to 3.667%	2.51% to 4.788%	4.983% to 5.204%
Expected life (years)	3 to 4.5	3 to 4.5	3 to 4.5
Expected dividend yield	—	—	—
Expected Volatility	—	—	28.6% to 34.3%

(1)	The risk-free interest rate is based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(2)	The expected life of share options granted under the 2003 Option Plan and the 2006 Share Incentive Plan is generally based on the average between the vesting period and the contractual term for each grant.
(3)	The Company has no history or expectation of paying dividends on its ordinary share.
(4)	For the year ended December 31, 2006, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

12.    OTHER PAYABLES AND ACCRUALS

	December 31, 2005	December 31, 2006
Accrued expenses	5,632,397	21,271,480
Payables to minority shareholders	4,005,000	1,356,645
Payables on construction costs of leasehold improvements	48,091,737	72,127,148
Others	7,380,477	11,364,566

Total	65,109,611	106,119,839

13.    RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related parties	Relationships with the Company

Top Sterling International Limited	Former principal shareholder of the Company

Poly Investment	Principal shareholder of the Company

BTG	Parent company of Poly Investments

Ctrip.com International, Ltd.	Common directors

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Ji Qi	Former director of the Company

Sun Jian	Director of the Company

May Wu	Senior management of the Company

Liang Rixin	Senior management of the Company

Other than the acquisition of minority interests in Home Inns Beijing from BTG disclosed in Note 7, related party transactions during the years ended December 31 are as follows:

	2004	2005	2006
Sales commissions paid to Ctrip.com International, Ltd.	190,460	2,381,554	5,996,578
Rental fees paid to Jian Guo Inns	2,625,000	3,500,000	3,500,000
Other income from Ctrip.com International, Ltd.	36,000	136,000	18,000
Long-term loan obtained from BTG	—	40,000,000	20,000,000

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2005	2006
Top Sterling International Limited	15,729	—
Sun Jian (a)	—	83,453
Liang Rixin (a)	—	114,335

	15,729	197,788

(a)	The amounts due from Sun Jian and Liang Rixin arose from their individual income tax withheld by the Company in connection with the issuance of restricted stocks in July 2006 (Note 11). These amounts were subsequently collected from Sun Jian and Liang Rixin in March 2007.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Due to related parties:

	2005	2006
Ji Qi	641,509	—
Ctrip.com International, Ltd.	617,900	508,331
Top Sterling International Limited	—	129,677
Jian Guo Inns	—	5,390
Sun Jian (b)	—	1,961,490
Liang Rixin (b)	—	1,200,908
May Wu (b)	—	3,584,194

	1,259,409	7,389,990

(b)	The amounts due to Sun Jian, Liang Rixin and May Wu represented the consideration paid by them for restricted shares with repurchase feature in July 2006 (Note 11(b)).

	2005	2006
Current portion of long-term loan from BTG (c)	—	10,000,000
Long-term loan from BTG (c)	40,000,000	50,000,000

	40,000,000	60,000,000

(c)	In June 2005, Home Inns Beijing and the Company entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to Home Inns Beijing in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if Home Inns Beijing defaults, and the parties of the agreement fail to reach consensus on an extension of the loan agreement, BTG can choose one of three options: 1) request liquidation of Home Inns Beijing or the Company and obtain repayment via legal proceedings; 2) if the net assets of the Company on such date exceed those on the agreement date, BTG may convert the loan principal amount into 11.15% of equity shares in the Company; or 3) if the net assets of Home Inns Beijing exceed RMB 663,477,155, BTG may convert the outstanding loan principal amount into a percentage of equity shares in Home Inns Beijing determined by dividing the outstanding loan principal amount by RMB 663,477,155. On March 28, 2007, the long-term loan was fully repaid in advance.

The amounts due from and due to related parties as of December 31, 2005 and 2006 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. Except for the long-term loan from BTG, these amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

14.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	2004	2005	2006
Numerator:
Net income for the year	5,969,326	20,932,672	46,894,358
Amount allocated to participating preference shareholders	(2,960,390)	(9,486,945)	(16,173,962)

Net income available to ordinary shareholders	3,008,936	11,445,727	30,720,396

Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	3,008,936	11,445,727	30,720,396

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	19,981,424	27,399,140	35,550,114
Dilutive effect of share options	334,257	1,314,048	1,980,218

Denominator for diluted earnings per share	20,315,681	28,713,188	37,530,332

Basic earnings per share	0.15	0.42	0.86

Diluted earnings per share	0.15	0.40	0.82

Net income for the year has been allocated to the common share and preference share based on their respective rights to share in dividends.

15.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2006, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 136,496,945.

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related-party	Non-related party	Total
	RMB	RMB	RMB
2007	3,500,000	165,849,314	169,349,314
2008	3,500,000	175,226,393	178,726,393
2009	3,500,000	176,919,458	180,419,458
2010	3,500,000	178,749,158	182,249,158
2011	3,500,000	180,832,552	184,332,552
Thereafter	23,291,667	1,436,183,773	1,459,475,440

Total	40,791,667	2,313,760,648	2,354,552,315

Rental expenses amounted to RMB 25,230,507, RMB 75,166,291 and RMB 129,533,864 during the years ended December 31, 2004, 2005 and 2006, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

(c) Contingencies

As of December 31, 2006, the Group had no significant outstanding contingency.

16.    SUBSEQUENT EVENTS

On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law which will change the income tax rates for most enterprises from 33% at the present to 25%. This new law will become effective on January 1, 2008. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. The new law expects to lower the Group’s effective tax rates. As disclosed in Note 2(y), deferred tax assets and liabilities shall be measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The changes in tax rates will have impact on the carrying value of the Group’s deferred tax assets and liabilities. The Group will make an assessment of the effects of the changes when the detailed implementation guides become available.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

Home Inns & Hotels Management (Beijing) Co., Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, shareholders’ equity and cash flow expressed in Renminbi present fairly, in all material respects, the financial position of Home Inns & Hotels Management (Beijing) Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

July 12, 2006.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Note		2004
			RMB
Revenues:
Leased-and-operated hotels			112,913,545
Franchised-and-managed hotels			2,364,266

Total revenues			115,277,811
Less: Business tax and related surcharges			(6,149,690)

Net revenues			109,128,121

Operating costs and expenses:
Leased-and-operated hotel costs—
Rents and utilities			(36,462,914)
Personnel costs			(15,652,561)
Consumables, food and beverage			(8,149,037)
Depreciation and amortization			(6,685,122)
Others			(10,018,827)

Total leased-and-operated hotel costs			(76,968,461)
Sales and marketing expenses			(2,562,776)
General and administrative expenses			(16,607,498)

Total operating costs and expenses			(96,138,735)

Income from operations			12,989,386

Interest income			109,852
Interest expense			(124,785)
Other non-operating income	2	(w)	327,268

Income before income tax expense and minority interests			13,301,721

Income tax expense	6		(6,860,523)
Minority interests			1,294,154

Net income			7,735,352

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs—Personnel costs			8,332
General and administrative expenses			141,373

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

	Note		2004
			RMB
ASSETS
Current assets:
Cash and cash equivalents			16,710,169
Accounts receivable			1,210,299
Receivables from related parties	9		155,440
Consumables			1,856,731
Prepayments and other current assets	3		4,722,378
Deferred tax assets, current	6		176,466

Total current assets			24,831,483

Property and equipment, net	4		99,169,661
Intangible assets, net	5		314,342
Other assets			1,256,429
Deferred tax assets, non-current	6		4,989,720

Total assets			130,561,635

LIABILITIES
Current liabilities:
Accounts payable			1,998,400
Payables to related parties	9		686,172
Salaries and welfare payable			5,259,735
Income tax payable			3,769,592
Other taxes payable			728,530
Deferred revenues			553,820
Accruals for customer reward program	2	(m)	68,275
Other payables and accruals	8		26,567,801
Deferred tax liabilities, current	6		267,587

Total current liabilities			39,899,912

Deferred rental			11,890,081

Total liabilities			51,789,993

Minority interest			425,846
Commitments and contingencies	10
Shareholders’ equity
Paid-in capital	7		68,945,000
Additional paid-in capital			149,705
Statutory reserves			4,008,752
Retained earnings			5,242,339

Total shareholders’ equity			78,345,796

Total liabilities and shareholders’ equity			130,561,635

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Paid-in capital	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Total shareholders’ equity
Balance as of January 1, 2004	38,945,000	—	453,646	1,062,093	40,460,739

Addition in paid-in capital	30,000,000	—	—	—	30,000,000
Net income	—	—	—	7,735,352	7,735,352
Recognition of share-based compensation expense (Note 9(a))	—	149,705	—	—	149,705
Appropriations to statutory reserves	—	—	3,555,106	(3,555,106)	—

Balance as of December 31, 2004	68,945,000	149,705	4,008,752	5,242,339	78,345,796

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

2004
RMB
Cash flows from operating activities:
Net income	7,735,352
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	149,705
Depreciation and amortization expenses	6,983,216
Minority interests	(1,294,154)
Deferred income tax	(3,127,073)
Change in assets and liabilities:
Decrease (increase) in accounts receivable	(1,032,215)
Increase in receivables from related parties	(5,440)
Increase in consumables	(1,028,145)
Decrease (increase) in prepayments and other current assets	(3,605,938)
Increase in other assets	(566,429)
Increase in accounts payable	342,319
Increase (decrease) in payables to related parties	(296,793)
Increase in salaries and welfare payable	3,890,034
Increase in income tax payable	2,677,112
Increase in other taxes payable	184,297
Increase in accruals for customer reward program	68,275
(Decrease) increase in other payables and accruals	15,717,302
(Decrease) increase in deferred revenue	329,607
Increase in deferred rental	9,208,800

Net cash provided by operating activities	36,329,832

Cash flows from investing activities:
Purchase of property and equipment	(67,406,198)
Purchase of intangible assets	(216,718)

Net cash used in investing activities	(67,622,916)

Cash flows from financing activities:
Proceeds from additions of paid-in capital	30,000,000
Capital contribution from minority shareholders	1,720,000

Net cash provided by financing activities	31,720,000

Net increase in cash	426,916
Cash, beginning of year	16,283,253

Cash, end of year	16,710,169

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	(7,310,484)
Cash paid during the year for interest	(124,785)

Supplemental schedule of non-cash investing and financing activities:
Increase in payables on construction costs of leasehold improvements	2,877,508

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.    ORGANIZATION AND NATURE OF OPERATIONS

Home Inns & Hotels Management (Beijing) Co., Ltd. (“the Company”), a hotel operation and management company, was established on April 12, 2002 as a joint venture of Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”) and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). Upon inception of the Company, Home Inns HK and BTG owned 55% and 45% interest in the Company, respectively. Through a series of financing activities and acquisitions, Home Inns HK’s ownership in the Company increased to 95.59% as of February 1, 2005. The Company conducts its hotel operation and management business through directly leased-and-operated, or franchised-and-managed hotels, and through its subsidiaries and majority owned joint venture companies.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or franchises the Home Inn brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

Lease-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

The Group had 18 leased-and-operated hotels in operation as of December 31, 2004.

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years and is renewable only upon mutual agreement between the Group and the franchisee.

The Group had 8 franchised-and-managed hotels in operation as of December 31, 2004.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b. Basis of consolidation and accounting for investments

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries.

The Group applies the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”) to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN 46(R), a company consolidates a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is the primary beneficiary.

The Group is the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd (“Home Inns Caoxi”), and Home Inns & Hotels Management (Caobao) Co., Ltd (“Home Inns Caobao”), of which the principal activity generally relates to hotel management. The total registered capital of the four VIEs was RMB 4,000,000 as of December 31, 2004. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels (Note 1) are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised hotels and absorb a majority of any expected losses, the Group is not considered the primary beneficiary of those entities.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

All inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside minority shareholders in the operating results and net assets of certain consolidated subsidiaries.

c. Foreign currencies

The Group’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in general and administrative expenses in the consolidated statements of income.

d. Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost, which approximates fair value. Cash and cash equivalents comprise cash on hand and demand deposits placed with banks or other financial institutions. Cash balance as of December 31, 2004 consists of RMB 16,082,896 and US$ 75,790.

e. Restricted cash

Restricted cash primarily consists of deposits held in escrow.

f. Accounts receivable

Provision is made against accounts receivable to the extent collection is considered to be doubtful with accounts receivable in the balance sheet stated net of such provision, if any. As of December 31, 2004, the Group has not recorded any allowance for doubtful accounts.

g. Consumables

The Group has purchased consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use, and they are stated at purchase price less accumulated amortization.

h. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and impairment losses, if any. The cost of property and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the asset is brought to its working condition and location for its intended use.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Over the shorter of the economic useful life or the lease period
Machinery and equipment Furniture, fixtures and office equipment	5 to 10 years 3 to 5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and amortization commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statement of operation as the difference between the net sales proceeds and the carrying amount of the underlying asset.

i. Intangible assets

Intangible assets consist of purchased software, which is stated at cost less accumulated amortization and impairment, if any.

j. Impairment of long-lived assets and intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2004.

k. Financial instruments

Financial instruments of the Group primarily comprise of cash, accounts receivable, related party receivables and payables, accounts payable, other payables and a long-term loan from a related party. As of December 31, 2004, the carrying values of financial instruments approximated their fair values.

l. Employee benefits

The full-time employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the state-sponsored plans out of the amounts accrued. Amounts accrued and included in salaries and welfare payables in the accompanying balance sheets were RMB 251,501 for the year ended December 31, 2004.

m. Accruals for customer reward program

The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying the statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2004, the Company made accruals of RMB 68,275 based on the estimated liabilities under the customer reward program.

n. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees paid prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs.

o. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

Given the limited history in operating the Group’s customer reward program (Note 2(m)), all one-time membership fees are recognized as deferred revenue when received. Revenues from the one-time membership fees will be recognized when the customers are no longer entitled to the benefits of the membership card, which occurs upon lack of activity over 2 years, or over the estimate average customer relationship period once upon the Company being able to reliably estimate such period.

p. Business tax and related surcharges

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues.

q. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, cost of consumables, food and beverage.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

r. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program and payroll and related compensation for the Group’s sales and marketing personnel. Advertising related expenses, include promotion expenses and production costs of marketing materials are charged to statement of operations as incurred, and amounted to RMB 1,577,414 for the year ended December 31, 2004.

s. Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Share options granted to employees by the principal shareholder, Home Inns HK, are accounted for as share-based compensation in accordance with APB No. 25. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 in all years presented.

2004
Net income	7,735,352
Add: Compensation expense under APB No. 25	149,705
Less: Compensation expense under SFAS No. 123	(164,115)

Pro forma net income	7,720,942

t. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lesser are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lesser are charged to the consolidated statements of income on a straight-line basis over the terms of the underlying lease.

u. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels and is recognized as general and administrative expense and is charged to the consolidated statement of operation in the period in which it is incurred.

v. Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax losses carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

w. Other non-operating income

Other non-operating income primarily consists of financial subsidy received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local government. During the year ended December 31, 2004, the Group received financial subsidy of RMB 258,055 from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authority. Such amounts are recorded as other non-operating income when received.

x. Statutory reserves

Based on the legal formation of the entities, appropriation of statutory reserves may be different. The Company, as a Sino-Foreign Enterprise, is required to set the portion of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund and Enterprise Expansion Fund. Such amounts shall be determined at the discretion of its board of directors. The Reserve Fund and Enterprise Expansion Fund can be used to increase the registered capital and eliminate future losses of the respective companies upon board’s resolution.

The Company’s subsidiaries and VIE subsidiaries incorporated in the PRC are required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective subsidiaries under PRC GAAP. The Group’s Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries are also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.

Appropriations to the above statutory reserves are accounted for as a transfer from retained earnings to statutory reserves. During the year ended December 31, 2004, the Group made total appropriations to these statutory reserves of RMB 3,555,106.

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

y. Dividends

Dividends are recognized when declared. The Company has not declared or paid any dividends.

The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2aa). Aggregate net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

aforesaid PRC regulations was RMB 72,953,752 as of December 31, 2004. However, the PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

z. Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

aa. Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. Under SFAS No. 123(R), share-based compensation is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Pro forma disclosure is no longer an alternative. The Company will apply the provisions of SFAS No. 123(R) effective January 1, 2006.

The Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. As the Company currently applies SFAS No. 123 pro forma disclosure using the minimum value method of accounting, the Company is required to adopt SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, non-public entities may continue to account for non-vested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption unless those awards are modified.

For any awards granted subsequent to the adoption of SFAS No. 123(R), compensation expense will be recognized generally over the vesting period of the award based on the fair value of the award on grant date.

On October 6, 2005, FASB Staff Position FAS No. 13-1 “Accounting for Rental Costs Incurred during a construction period” (“FSP FAS No. 13-1”) addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is to be applied to the first reporting period beginning after December 15, 2005. The Company’s current accounting policy is consistent with guidance provided by FSP FAS No. 13-1.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20, “Accounting Changes” (“APB No. 20”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No. 3”), and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a significant impact on the consolidated financial statements.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 will not have a significant impact on the consolidated financial statements.

ab. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2004, substantially all of the Company’s cash was held in major financial institutions located in the PRC, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the year ended December 31, 2004. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2004.

As of December 31, 2004, the Group has been operating with a working capital deficit, and its net current liabilities amounted to RMB 15,068,429. The management of Company believes that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cash flow in the foreseeable future.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

2004
Prepaid expenses	3,465,607
Other current assets	1,256,771

Total	4,722,378

4.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

2004
Leasehold improvements	68,100,467
Machinery and equipment	5,644,493
Furniture, fixtures and office equipment	19,300,767
Construction in progress	15,339,962

108,385,689
Less: Accumulated depreciation and amortization	(9,216,028)

Property and equipment, net	99,169,661

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Depreciation and amortization expenses incurred for the year ended December 31, 2004 are RMB 6,917,418.

5.    INTANGIBLE ASSETS:

Intangible assets as of December 31 are as follows:

2004
Intangible assets —
Purchased software	395,886

Less: accumulated amortization —
Purchased software	(81,544)

Intangible assets, net	314,342

Amortization expense of intangible assets for the year ended December 31, 2004 amounted to RMB 65,798.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

Amortization
2005	78,076
2006	76,742
2007	72,930
2008	66,934
2009	19,660

314,342

6.    INCOME TAXES

The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities, are 30% plus a local income tax of 3%.

One of the VIE subsidiaries enjoys a preferential income tax rate of 15%.

Composition of income tax expense

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of income and comprehensive income for the years ended December 31 is as follows:

2004
Current income tax expense	9,987,596
Deferred income tax benefit	(3,127,073)

Income tax expense	6,860,523

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the year ended December 31, 2004:

2004
Statutory EIT rate	33%
Non-deductible expenses under tax laws	19%

Effective EIT rate	52%

Deferred tax assets and liabilities comprised:

2004
Deferred tax assets, current:
Tax loss carry forwards	60,963
Deductible temporary differences related to pre-operating expenses	115,503

176,466

Deferred tax assets, non-current:
Deductible temporary differences related to rental expenses	4,565,470
Deductible temporary differences related to pre-operating expenses	424,250

4,989,720

Total deferred tax assets	5,166,186

Deferred tax liabilities, current:
Taxable temporary differences related to recognition of personnel costs	267,587

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. The Group had tax losses of RMB 304,134 as of December 31, 2004 to be carried forward against future taxable income. No provision against the deferred tax assets has been made. These tax losses will expire in 2009.

7.    PAID-IN CAPITAL

As of December 31, 2004, the registered and paid-up capital of the Company is RMB 68,945,000.

8.    OTHER PAYABLES AND ACCRUALS

2004
Accrued expenses	2,533,596
Payables to minority shareholders	6,265,000
Payables on construction costs of leasehold improvements	13,970,494
Others	3,798,711

Total	26,567,801

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

9.    RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company

Home Inns & Management (Hong Kong) Ltd. (“Home Inns HK”)	Parent company

Top Sterling International Limited	Principal shareholder of Home Inns HK

BTG	Parent company of a principal shareholder of Home Inns HK

Ctrip.com International, Ltd.	Under certain common directors who are also shareholders and founders of each company

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Related party transactions during the year ended December 31 are as follows:

2004
Sales commissions paid to Ctrip.com International, Ltd.	354,901
Property rental fees paid to Jian Guo Inns	3,042,222
Other income collected from Ctrip.com International, Ltd.	36,000
Interest free borrowing from Ctrip.com International, Ltd. (fully repaid in 2003)	—
Share-based compensation expense (a)	149,705

(a)	Home Inns HK issued share options to certain management and employees of the Company. Such share options were accounted for by the Company as share-based compensation in accordance with APB No. 25 and recognized as a capital contribution from Home Inns HK, with an offsetting charge to the statement of operations.

As of December 31, significant balances with related parties are as follows:

Due from related parties:

2004
BTG	5,440
Top Sterling International Limited	150,000

155,440

Due to related parties:

2004
Home Inns HK	349,895
Ctrip.com International Ltd.	95,134
Jian Guo Inns	241,143

686,172

The amounts due from and due to related parties as of December 31, 2004 mainly arose from the above transactions and payments made on behalf of related parties. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

10.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2004, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 85,211,695.

(b) Investment commitments

As of December 31, 2004, the Group’s investment commitments related to investments in Home Inns & Hotels Management (Shenzhen) Co., Ltd, Home Inns & Hotels Management (Ningbo) Co., Ltd, Shanghai Home Inns Hemei Changning Hotel Co., Ltd and Home Inns & Hotels Management (Songjiang) Co., Ltd, which will become wholly owned subsidiaries of the Group upon establishment. These entities will be established with registered capitals of RMB 500,000, RMB 1,500,000, RMB 1,000,000 and RMB 1,000,000, respectively.

(c) Commitments under operating leases

The Group has entered into lease agreements relating to lease–and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31, 2004 are as follows:

	Related party	Non-related party	Total
	RMB	RMB	RMB
2005	3,500,000	30,533,451	34,033,451
2006	3,500,000	30,937,828	34,437,828
2007	3,500,000	31,528,770	35,028,770
2008	3,500,000	31,813,077	35,313,077
2009	3,500,000	32,408,105	35,908,105
Thereafter	30,291,667	276,353,448	306,645,115
Total	47,791,667	433,574,679	481,366,346

Rental expenses amounted to RMB 29,483,420 during the year ended December 31, 2004, and were charged to the statement of operations when incurred.

(d) Contingencies

The Group had no significant contingency as of December 31, 2004.

11. SUBSEQUENT EVENTS

i. Financing transaction agreement with BTG

In June 2005, the Company and Home Inns HK entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to the Company in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if the Company defaults, and the parties of the agreement fail to reach consensus on an extension of the loan

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

agreement, BTG can choose one of the three options: 1) request liquidation of Home Inns HK or the Company and obtain repayment via legal proceedings; 2) if the net assets of Home Inns HK on such date exceed those on the agreement date, BTG may convert the outstanding loan principal amount into 11.15% of equity shares in Home Inns HK; or 3) if the net assets of the Company exceed RMB 663,477,155, BTG may convert the loan principal amount into a percentage of equity shares in the Company determined by dividing the outstanding loan principal amount by RMB 663,477,155.

In July 2005, September 2005, October 2005 and January 2006, the Company drew down RMB 20,000,000, RMB 10,000,000, RMB 10,000,000, and RMB 20,000,000, respectively, on the loan facility from BTG.

ii. Lawsuit with a lessor

In September 2003, the Company entered into a long-term lease agreement with a lessor to lease a group of properties. However, in September 2005, the lessor accused the Company of violating sublease requirements, and filed a complaint with the District Court of Jin An District, Shanghai, where the properties are located, seeking lease termination as well as punitive damage of RMB 216,668. In March 2006, the District Court of Jin An District ruled in favor of the Company, finding the Company to be in compliance with the lease agreement, and that the lessor’s complaint to have no merit.