Form 20-F
period 2007-12-31
Home Inns & Hotels Management Inc.
filed 2008-04-18
CIK 1376972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

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

May Y. Wu, Chief Financial Officer

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

Phone: +(86 21) 3218-9988

Fax: +(86 21) 6271-6087

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 70,487,385 ordinary shares, par value US$0.005 per share, as of December 31, 2007.

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

1

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

•	“BTG” refers to Beijing Tourism Group, a state-owned enterprise established in the PRC, and its predecessors and subsidiaries, including Beijing Capital Travel International Hotel Group Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this report, excluding Taiwan, Hong Kong and Macau;

•	“Home Inns Beijing” refers to Home Inns & Hotels Management (Beijing) Co., Ltd., and its subsidiaries, which have been our consolidated subsidiaries since April 2004;

•	“Home Inns Hong Kong” refers to Home Inns & Hotels Management (Hong Kong) Limited;

•	“Home Inns Shanghai” refers to Home Inns & Hotels Management (Shanghai) Co., Ltd.;

•	“Top Star” refers, collectively, to Hong Kong Ai Home Investment Company, Shanghai Chuwen Investment Holding Co., Ltd. and their subsidiaries, which we acquired in October 2007;

•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2007, which was RMB 7.2946 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 17, 2008, the noon buying rate was RMB 6.9840 to US$1.00.

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

A. Selected Financial Data

Our Selected Consolidated Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our consolidated financial statements included elsewhere in this annual report. Our consolidated statement of operations data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2004, 2005, 2006 and 2007 have been derived from our consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. Our consolidated balance sheet data as of December 31, 2003 have been derived from our unaudited consolidated financial statements which are not included in this annual report. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods.

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

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	—	93,687	279,948	567,895	963,051	132,023
Franchised-and-managed hotels	—	2,313	5,913	20,605	46,265	6,342

Total revenues	—	96,000	285,861	588,500	1,009,316	138,365
Less: Business tax and related surcharges	—	(5,101)	(16,830)	(33,977)	(60,302)	(8,267)

Net revenues	—	90,899	269,031	554,523	949,014	130,098

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	—	(30,703)	(94,784)	(171,576)	(299,792)	(41,098)
Personnel costs	—	(12,949)	(41,225)	(87,980)	(155,611)	(21,332)
Depreciation and amortization	—	(5,681)	(23,335)	(44,620)	(85,600)	(11,735)
Consumables, food and beverage	—	(6,441)	(20,765)	(43,482)	(84,053)	(11,523)
Others	—	(8,162)	(26,100)	(56,019)	(98,644)	(13,523)

Total leased-and-operated hotel costs	—	(63,936)	(206,209)	(403,677)	(723,700)	(99,211)
Sales and marketing expenses	—	(2,113)	(7,691)	(11,488)	(19,632)	(2,691)
General and administrative expenses	(365)	(16,127)	(24,789)	(64,792)	(99,026)	(13,575)

Total operating costs and expenses	(365)	(82,176)	(238,689)	(479,957)	(842,358)	(115,477)

Income (loss) from operations	(365)	8,723	30,342	74,566	106,656	14,621
Interest income	1	89	223	6,578	31,717	4,348
Interest expense	—	(98)	(709)	(6,143)	(7,168)	(983)
Other non-operating income	—	325	2,146	5,309	8,435	1,156
Foreign exchange gain (loss), net		144	254	(6,990)	(53,222)	(7,295)

Income (loss) before income tax expense, minority interests and share of income of affiliated companies	(364)	9,183	32,256	73,320	86,418	11,847
Income tax expense	—	(5,738)	(6,526)	(21,391)	(45,036)	(6,174)
Minority interests	—	552	(4,797)	(5,034)	(5,626)	(771)
Share of income of affiliated companies	1,878	1,972	—	—	—	—

Net income	1,514	5,969	20,933	46,895	35,756	4,902

Amount allocated to participating preferred shareholders	(868)	(2,960)	(9,487)	(16,174)	—	—

Net income available to ordinary shareholders	646	3,009	11,446	30,721	35,756	4,902

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Earnings per share:
Basic	0.06	0.15	0.42	0.86	0.52	0.07
Diluted	0.06	0.15	0.40	0.82	0.47	0.06
Earnings per ADS(2):
Basic	0.12	0.30	0.84	1.73	1.05	0.14
Diluted	0.12	0.30	0.80	1.64	0.93	0.13
Weighted average ordinary shares outstanding:
Basic	11,000,000	19,981,424	27,399,140	35,550,114	68,323,370	68,323,370
Diluted	11,000,000	20,315,681	28,713,188	37,530,332	76,883,995	76,883,995

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	—	8	8	12	11	2
General and administrative expenses	—	141	952	16,283	15,060	2,065

(2)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007:

	As of December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,342	26,292	37,727	758,004	1,562,600	214,213
Total assets	47,466	174,304	375,002	1,320,019	3,558,349	487,806
Current portion of long-term loan from a related party	—	—	—	10,000	—	—
Total current liabilities	2,193	39,768	119,187	323,229	804,922	110,345
Deferred rental	—	11,890	26,534	44,103	94,226	12,917
Long-term loan from a related party	—	—	40,000	50,000	—	—
Convertible bond	—	—	—	—	1,110,308	152,210
Convertible preferred shares	813	813	949	—	—	—
Ordinary shares	455	1,134	1,134	2,691	2,874	394
Additional paid-in capital	43,062	110,687	152,878	813,222	1,362,942	186,843
Total shareholders’ equity	45,273	116,861	179,083	889,739	1,475,397	202,259

Home Inns Beijing’s Selected Consolidated Financial Data

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

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2008 the noon buying rate was RMB 6.9840 to US$1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April (through April 17)	6.9840	7.0023	7.0185	6.9840

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Since our inception, we have experienced substantial growth. We have increased the number of our hotels in operation in China from five in 2002 to 266 (with another 115 hotels under development) as of December 31, 2007. We intend to continue to develop or acquire additional hotels in different geographic locations in China and increase our number of hotels in operation.

Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our product and the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the consistency of our product and the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operation.

Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding 18 operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets could result in lost revenue and increased expenses and otherwise harm our results of operations and financial condition.

We have committed significant resources to the acquisition of Top Star, and if we cannot successfully integrate Top Star’s operations and personnel with our own, our results of operations and return on capital may be materially adversely affected.

We acquired the Top Star hotel chain in October 2007. The addition of Top Star’s hotels expanded our holding by an additional 26 economy hotels with about 4,200 rooms located in 18 cities across China. Our consideration for the Top Star acquisition included assumptions of approximately RMB 192 million in debt, which was repaid shortly after completion of the acquisition, and the issuance of 655,831 of our ordinary shares, or the equivalent of 327,916 ADSs; there was also a cash payment of RMB 68 million. The total consideration amounted to approximately RMB 370 million, or about RMB 88,095 per room. The acquisition of Top Star exposes us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of the acquisition.

Integration of Top Star’s hotels with our own involves a consideration of current Top Star employees. We have completed the process of evaluating these employees’ qualifications and we have hired those who we feel are sufficiently qualified. If we are not successful in identifying the best candidates from among the employees of Top Star, the consistency and quality of the services that we offer to our guests may decline, which could affect the value of our brand or image.

In addition, two of Top Star’s hotels currently do not possess proper licenses for their operation. The government may shut down hotels that operate without the required licenses, confiscate the revenues from unlicensed operation, and impose penalties and fines. We are in the process of securing these two licenses. If we are unable to secure such licenses, the terms of our acquisition of Top Star include provisions that would allow us to decline the transfer of the unlicensed hotels without penalty or payment of consideration to the former shareholders of Top Star. However, we cannot assure you that exercising these provisions would adequately compensate us for any inability to secure such licenses.

Historically, Top Star hotels have not been profitable. As such, the consolidation of Top Star with our financial results had a negative impact on our financial condition and results of operations for the quarter and year ended December 31, 2007, and may possibly have a negative impact on our financial condition and results of operations in 2008.

If we are presented with appropriate opportunities in the future, we may acquire additional businesses or assets that are complementary to our business. Difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

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

Except for two properties in Chongqing and Luoyang, we do not hold any land-use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2007, title certificates for eight of the properties operated by us had not been obtained. We cannot assure you that title to properties we currently lease or franchise will not be challenged. There may be challenges to the title of the properties which, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

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

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. May Wu, our chief financial officer, Mr. Jason Zong, our chief operating officer, and Ms. Rixin Liang, our chief branding officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Wu, Mr. Zong and Ms. Liang could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

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

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2007, lessors of 131 out of the 195 hotels in operation that we lease and operate had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements first applies to this annual report on Form 20-F for the fiscal year ending on December 31, 2007. Although our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

When our independent registered public accounting firm audited our consolidated financial statements for the three years ended December 31, 2005, they identified certain control deficiencies, including two material weaknesses in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Standards Board. Specifically, the two material weaknesses identified by our independent registered public accounting firm consisted of (i) our lack of adequate review and monitoring over the financial reporting and disclosure process, as well as our lack of sufficient control over our financial closing and reporting procedures; and (ii) the lack of sufficient U.S. GAAP knowledge of our accounting staff. We have taken measures to remediate these material weaknesses and other control deficiencies, including implementing additional control procedures, reinforcing the existing controls and recruiting additional finance and accounting personnel.

When our independent registered public accounting firm audited our consolidated financial statements for the year ended December 31, 2006, they noted that most of the factors causing the above two material weaknesses had been remediated or improved. A lack of control over timely recording of fixed asset acquisitions was the primary remaining factor causing our material weaknesses as of December 31, 2006. This remaining factor has been remediated in 2007 by implementing additional control procedures and reinforcing existing control. As a result, our independent registered public accounting firm concluded that the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.

In connection with our acquisition of Top Star, we plan to integrate Top Star’s internal controls over financial reporting with our own. Pursuant to the rules governing compliance with Section 404 of the Sarbanes- Oxley Act, acquisitions may be excluded from management’s assessment of the effectiveness of internal control over financial reporting required by Section 404 for up to one year from the date of the closing of an acquisition. We believe that Top Star’s current financial reporting system is insufficient to meet our specific future needs, and we are in the process of integrating it with our own internal control over financial reporting as soon as practicable.

Failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs and the value of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to remain compliant with Section 404 of the Sarbanes-Oxley Act.

We incur increased costs as a result of being a public company.

Our reporting obligations as a public company have placed strain on our management, operational and financial resources and systems . As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in October 2006. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. These new rules and regulations have increased our legal, accounting and financial compliance costs and made certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. In May 2007, China’s central bank widened the RMB trading band from 0.3% daily movement against the U.S. dollar to 0.5%. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. As of December 31, 2007, our U.S. dollar denominated financial assets consisted of a cash balance of approximately US$232 million.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 along with related procedural guidance in January 2007 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch before March 31, 2006. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2007, aggregate net assets of RMB 824.7 million (US$113.1 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income. Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.”

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities may reduce or eliminate any or all of these financial subsidies at any time in the future. There is no assurance that we will continue to receive any financial subsidies in the form of tax refunds or otherwise as the grant of such subsidies is within the discretion of relevant local government authorities. In addition, some of our subsidiaries are subject to lower enterprise income tax rates or tax exemptions due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a 18% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai. If such preferential tax treatments granted by local tax authorities are deemed to be in violation of national laws and regulations or are abolished or altered, our subsidiaries will be subject to the standard enterprise income tax rate, which currently is 25%. Under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior advice from relevant tax authorities, the taxpayer may still be required to pay the full amount of unpaid tax within three years after such determination but the taxpayer will not be subject to any penalty or late payment fee. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. The new EIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on their sales or other dispositions of our ADSs or ordinary shares, if such income is sourced from within the PRC. Although Home Inns & Hotels Management Inc. is incorporated in the Cayman Islands, it remains unclear whether the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in October 2006, from the second public offering in May 2007 and from our sale of convertible bonds in December 2007 will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our current directors and officers beneficially own a total of 10,079,859 ordinary shares, or 14.2% of our outstanding voting securities. In addition, BTG, through its affiliate, Poly Victory, currently owns 18.8% of our outstanding voting securities and has the right to appoint, and has appointed, two directors of our company. If our officers, directors and principal shareholders choose to act in concert, they could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2007, and we expect to operate in such a manner so as not to become a PFIC in the future. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any equity offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Co, Ltd., or Home Inns Beijing, to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of Beijing Tourism Group, or BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration consisting of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.

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

Our principal executive offices are located at Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China. Our telephone number at this address is +(8621) 3218-9988. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have two branch offices in China. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Recent Developments

Acquisitions

In October 2007, as part of our strategy to expand our geographic coverage and increase our market penetration, we acquired the Top Star hotel chain. Top Star’s holdings include 26 economy hotels with about 4,200 rooms located in 18 cities across China. Established in 2005, Top Star rapidly became the eighth largest economy hotel chain in China and a popular economy hotel brand among domestic business and leisure travelers.

Top Star operated on a business model similar to ours and, for this reason, fits well into our growth plan: Top Star hotels are conveniently located in the more developed second-tier cities in China and are priced in the same range as ours. Top Star’s hotels have on average 160 rooms, making them slightly larger than our average hotel. The addition of Top Star’s hotels has expanded our network to 326 hotels (including 98 hotels under development) located in more than 80 cities across China, as of December 31, 2007, and will allow us to leverage both our own and Top Star’s customer bases.

We have retained the Top Star brand while adding our own “Home Inn” logo to the acquired hotels. We took control over the operation of the Top Star hotels beginning November 1, 2007 and expect to fully integrated its operations by the second quarter of 2008. The closing of the acquisition occurred around the end of 2007.

Our consideration for the Top Star acquisition includes assumptions of approximately RMB 192 million in debt, which will be repaid shortly after completion of the acquisition, and the issuance of 655,831 of our ordinary shares, or the equivalent of 327,916 ADSs; there was also a cash payment of RMB 68 million. The total consideration amounted to approximately RMB 370 million, or about RMB 88,095 per room.

We acquired Beijing City Sunshine in its entirety in July 2007. Beijing City Sunshine is a hotel management company with two leased-and-operated economy hotels in operation and an additional hotel under development, all located in Beijing.

In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration consisting of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.

Convertible Bond Offering

In December 2007, we issued and sold RMB 1,110 million aggregate principal amount of our US$ settled zero coupon convertible senior bonds due 2012 to non-US investors under Regulation S of the Securities Act. The bonds have a conversion price of US$26.545 per ordinary share (equal to US$53.09 per ADS). The bond holders have the option to put the bonds after three years, and we can call the bonds after three years if the price of our ADSs reaches a certain hurdle. The bonds have a yield to maturity or yield to put of 0.50%. Proceeds from the sale of the bonds is expected to be used to fund further expansion through developing new hotels as well as through acquisitions of other hotels.

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

We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels, or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2007, our Home Inns hotel chain consisted of 195 leased-and-operated hotels in operation with an additional 78 leased-and-operated hotels under development and 71 franchised-and-managed hotels in operation with an additional 37 franchised-and-managed hotels under development, covering 82 cities in China. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain, including the “2006 Leading Brand in Economy Hotels in China” from the Chinese Hotel Industry Association, the “Golden Pillow Award” for best brand in economy hotels in China in both 2006 and 2007 from the 21st Century Business Herald, a nationwide economic journal in China, earning a place among the “2006 Top 10 Leading Consumer Brands” by the China Enterprise Culture Improvement Association, and also being named as one of the “2007 China Top Employers” by the Corporate Research Foundation.

We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 266 hotels in 66 cities as of the end of 2007, and our net income grew from RMB 1.5 million in 2003 to RMB 35.8 million (US$4.9 million) in 2007, representing a CAGR of 121%.

Our Home Inns Hotel Chain

We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanness, convenience, comfort and value to individual business and leisure travelers.

As of December 31, 2007, our Home Inns hotel chain consisted of 266 hotels in operation and an additional 115 hotels under development, covering 82 cities in China.

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

The following table sets forth a complete listing of all of our hotels as of December 31, 2007.

	Hotels in Operation		Hotels Contracted(1)
	Leased-and Operated Hotels	Franchised- and-Managed Hotels	Leased-and Operated Hotels	Franchised- and-Managed Hotels
Beijing	15	25	5	8
Shanghai	17	10	6	7
Fuzhou	3
Hangzhou	3	6		1

	Hotels in Operation		Hotels Contracted(1)
	Leased-and Operated Hotels	Franchised- and-Managed Hotels	Leased-and Operated Hotels	Franchised- and-Managed Hotels
Suzhou	6	4		1
Tianjin	9	7	4	4
Wuxi	3			1
Changzhou	4
Ningbo	2	1
Shenzhen	6		1
Xiamen	1	1	1	1
Nantong	1
Chengdu	7		1	1
Chongqing	4		1
Guangzhou	3	1	1
Wuhan	7	1	3	1
Shaoxing	2
Hefei	3
Jiangyin	1
Nanjing	8	2	2
Dalian	4		1
Zhengzhou	6	2	3	1
Shenyang	5	2	2	1
Shijiazhuang	4	1	1	2
Zhuhai	2
Qingdao	4		4
Zhangjiajie		1
Zibo	2
Jilin	1		2
Baoding	1
Luoyang	1
Zhongshan	1
Haerbin	5		4
Yangzhou	1		1
Xi’an	3	2	5	3
Yantai	1		2
Bengbu	1
Nanchang	2	1
Baotou	2	1
Huhehaote			4	1
Foshan	2
Weihai	1
Jinan	6		1
Weifang	2
Changchun	3	1	2
Nanning	4
Dezhou	1		1
Taiyuan	1		1	1
Changshu		1
Xuzhou	1
Guiyang	2
Changsha	2			1
Guilin	1		1	1
Yixing	3		1
Yinchuan	1
Yueyang	1
Lanzhou	1
Qiqihaer	2
Jiaxing	1
Yanji	1
Wuhu	1			1
Datong			2
Tangshan			1

	Hotels in Operation		Hotels Contracted(1)
	Leased-and Operated Hotels	Franchised- and-Managed Hotels	Leased-and Operated Hotels	Franchised- and-Managed Hotels
Tai’an	1
Ma’anshan			1
Wulumuqi	3
Heze	1
Yingkou			1
Dongying	1
Shunde			1
Rizhao			1
Dandong		1
Fushun			1
Dongguan			2
Liaocheng			1
Binzhou			1
Langfang			1
Yichang			1
Kunming			1
Tonghua			1
Zhenjiang	1
Haikou			1
Total	195	71	78	37

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.27 million (US$0.04 million) to RMB 5.0 million (US$ 0.7 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 6 to 21 years, most of which are 15 years. In general, upon expiration of these leases, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.

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

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our Home Inn brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 0.2 million (US$0.03 million) to RMB 0.3 million (US$0.04 million), annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is five to eight years.

The following table sets forth the number of our hotels in operation as of December 31, 2007.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Leased-and-operated Hotels	195	117	78	125	15 years
Franchised-and-managed Hotels	71	54	17	118	5 years

We also operate five leased-and-operated hotels through separate joint ventures with third parties. Home Inns Shanghai owns 75% of one joint venture, 70% of another joint venture and 51% of each of the other three joint ventures.

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

	As of and for the Year Ended December 31,
	2005	2006	2007
Operating Data:
Total hotels in operation(1):
Leased-and-operated hotels(2)	54	94	195
Franchised-and-managed hotels	14	40	71
Total rooms(1)	8,197	16,162	32,726
Geographic coverage(1):
Number of cities	22	39	66
Occupancy rate (as a percentage)	89.8	92.8	91.1
Average daily rate (in RMB)	182	182	179
RevPAR (in RMB)	163	169	163

(1)	As of the end of each period.
(2)	Includes five hotels operated through separate joint ventures with third parties.

Hotel Development

We follow a structured and systematic development and construction process with respect to our development of new hotel properties. Our multi-step development process starts with planning and site identification. We have staff based in our head office in Shanghai focusing on identifying potential new markets and performing a comprehensive study of each new market by conducting site visits and gathering background information such as the regional economic conditions and availability of existing hotel accommodation services in the prospective new market. After the development team at our head office decides to pursue opportunities in a new market, we assign our regional development staff and the city general manager in each region to select ideal hotel locations in the chosen market. Once a site has been selected, we negotiate with the property owner while concurrently conducting due diligence investigations with respect to a number of major legal and regulatory aspects, including the owner’s land title and relevant zoning regulations. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we convert the properties into standardized Home Inns hotels. Our lease term negotiations are guided by a comprehensive set of criteria, including certain financial return requirements. All new hotel leases are subject to the final approval of four designated directors of Home Inns Beijing, including our chief executive officer, David Jian Sun. As a leading branded economy hotel chain in China, we are generally able to establish credibility with property owners and secure desirable properties on reasonable terms. We commence constructing a standardized Home Inns hotel after definitive agreements with the owner have been executed. A majority of the construction materials and supplies for the new hotel are purchased through our centralized procurement system. For our franchised-and-managed hotels, we assist franchisees in refurbishing, renovating or constructing their properties after they join our branded hotel chain, and in meeting our brand specifications by providing technical expertise and cost-savings suggestions. Before completion of construction, we carry out a series of pre-opening activities, such as identifying and appointing the general manager and other members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening. It typically takes four to six months from execution of a lease or franchise agreement to hotel opening.

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 193.2 million, RMB 237.9 million and RMB 581.6 million (US$79.7 million) in 2005, 2006 and 2007, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

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

Our key hotel information and operational systems include the following:

Property Management System (PMS). Our proprietary PMS is designed to help our hotels maximize profitability and compete more effectively by managing their room inventory, rates and reservations. The PMS synchronizes each hotel’s room inventory with our reservation system, giving our reservation agents the capability to sell available rooms at our hotels. The PMS also includes a revenue management feature that calculates and suggests optimum rates based on each hotel’s past performance and projected occupancy. These tools enhance our ability to effectively manage our hotel operations and maximize RevPAR.

Central Reservation System (CRS). Approximately 14.4% of our total hotel room nights are booked through our proprietary CRS, which primarily consists of our toll-free telephone reservation system. As of December 31, 2007, we employed 96 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home Inns hotel that meets the caller’s needs. Our CRS provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.

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

The following table presents the approximate percentage of room nights stayed in 2007 by customer channel:

Customer Channel	Approximate Percentage of Total Room Nights Stayed in 2007
CRS bookings by members of our Home Inns membership network	13.5
CRS bookings by non-members of our Home Inns membership network	0.9
Reservations not booked through CRS by members of our Home Inns membership network	36.6
Walk-ins	18.3
Corporate account	9.3
Travel agencies and consolidators	7.0
Others	14.4

Total	100.0

Our centralized reservation center is located in Shanghai, China and is operated daily from 9:00 A.M. to 9:30 P.M., seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2007, we employed 96 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

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

Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2007, our membership reward program had approximately 522,000 active members as compared to approximately 58,000, 105,000, 130,000, 200,000 and 337,000 active members as of June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006 and June 30, 2007, respectively. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.

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

Excluding employees of our franchised-and-managed hotels, we had 2,352, 4,593 and 8,309 employees as of December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, our employees consisted of 7,649 hotel-based employees, 96 reservation agents at our centralized reservation center, and 564 corporate staff. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

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

We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, Motel 168, Super 8 and Ibis, as well as various regional and local economy hotel chains. We also compete with two-and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four-or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of ten registered trademarks in China, including “ ”, and are applying for registration of 37 new trademarks in China, which includes 10 trademarks for which Top Star is applying. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

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

REGULATION

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of December 1, 2007. Under the regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council is sued the Implementation Regulations of the Enterprise Income Tax Law, both of which become effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. The new EIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”

C. Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries.

*	Home Inns Shanghai owns 75% of one joint venture, 70% of another joint venture and 51% of each of the other three joint ventures.

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 967 square meters of office space. As of December 31, 2007, we leased 195 out of our 266 hotel facilities with an aggregate size of 1,084,442 square meters. For detailed information about the locations of our hotels, see “Item 4. Information About the Company—B. Business Overview—Our Home Inns Hotel Chain.”

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

Revenues. In 2007, we generated total revenues of RMB 1,009.3 million (US$138.4 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:

•	the total number of hotels in our hotel chain;

•	the total number of hotel rooms in our hotel chain;

•	occupancy rates achieved by our hotels;

•	average daily rates achieved by our hotels; and

•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of December 31, 2007, we had entered into binding contracts with lessors of 78 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB 197.4 million (US$27.1 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow and existing cash balance.

The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	279,948	97.9	567,895	96.5	963,051	132,023	95.4
Franchised-and-managed hotels	5,913	2.1	20,605	3.5	46,265	6,342	4.6
Total revenues	285,861	100.0	588,500	100.0	1,009,316	138,365	100.0
Less: Business tax and related surcharges	(16,830)	(5.9)	(33,977)	(5.8)	(60,302)	(8,267)	(6.0)
Net revenues	269,031	94.1	554,523	94.2	949,014	130,098	94.0

Leased-and-operated Hotels. In 2007, we generated revenues of RMB 963.1 million (US$132.0 million) from our leased-and-operated hotels, which accounted for 95.4% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

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

Franchised-and-managed Hotels. In 2007, we generated revenues of RMB 46.3 million (US$6.3 million) from our franchised-and-managed hotels, which accounted for 4.6% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.

For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 3,000 per room, annual franchise fees of 3% of the revenues of the hotel, as well as annual supporting service fees of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. We assist the franchisee in property design, construction, systems installation, and hotel personnel recruiting and training before the franchised-and-managed hotel commences operations. We allow our franchisees to utilize our integrated hotel information and operational systems, such as central reservation system, and charge them an annual or variable fee for such use.

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

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	285,861	100.0	588,500	100.0	1,009,316	138,365	100.0
Less: Business tax and related surcharges	(16,830)	(5.9)	(33,977)	(5.8)	(60,302)	(8,267)	(6.0)
Net revenues	269,031	94.1	554,523	94.2	949,014	130,098	94.0

Leased-and-operated hotel costs:
Rents and utilities	(94,784)	(33.1)	(171,576)	(29.2)	(299,792)	(41,098)	(29.7)
Personnel costs	(41,225)	(14.4)	(87,980)	(14.9)	(155,611)	(21,332)	(15.4)
Depreciation and amortization	(23,335)	(8.2)	(44,620)	(7.6)	(85,600)	(11,735)	(8.5)
Consumables, food and beverage	(20,765)	(7.3)	(43,482)	(7.4)	(84,053)	(11,523)	(8.3)
Others	(26,100)	(9.1)	(56,019)	(9.5)	(98,644)	(13,523)	(9.8)
Total leased-and-operated hotel costs	(206,209)	(72.1)	(403,677)	(68.6)	(723,700)	(99,211)	(71.7)
Sales and marketing expenses	(7,691)	(2.7)	(11,488)	(2.0)	(19,632)	(2,691)	(1.9)
General and administrative expenses	(24,789)	(8.7)	(64,792)	(11.0)	(99,026)	(13,575)	(9.9)
Total operating costs and expenses	(238,689)	(83.5)	(479,957)	(81.6)	(842,358)	(115,477)	(83.5)

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

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	8	0.8	12	0.1	11	1	0.1
General and administrative expenses	952	99.2	16,283	99.9	15,060	2,065	99.9
Total share-based compensation expenses	960	100.0	16,295	100.0	15,071	2,066	100.0

We adopted an Employee’s Stock Option Plan, or the Option Plan, in 2003 and have granted options and stock purchase rights under the Option Plan since 2003. Prior to December 31, 2005, we accounted for share-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

We adopted a 2006 Share Incentive Plan, or the 2006 Plan, in 2006 and have granted options under the 2006 Plan. Beginning on January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123 (R), under which share-based compensation expenses have been recognized generally over the vesting period of the award based on the fair value of the award on the grant date. The adoption of SFAS No. 123(R) in 2006 resulted in the recognition of incremental share-based compensation costs in 2006 of RMB 684,295 (US$87,684) and a reduction in net income of RMB 684,295 (US$87,684).

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Home Inns Hong Kong was subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, Home Inns Hong Kong has not been required to pay profit tax as it had no assessable profit.

Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 6% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China were generally subject to the standard enterprise income tax rate, which was 33% prior to January 1, 2008. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a reduced 15% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai.

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities could reduce or eliminate any or all of these financial subsidies at any time in the future. Reduction or elimination of the financial subsidies we currently enjoy may have an adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which will take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. However, the new tax law does not define this term. The new tax law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”

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

We are the primary beneficiary of five VIEs, Home Inns & Hotels Management (Xiamen) Co., Ltd, or Home Inns Xiamen, Home Inns & Hotels Management (Fuzhou) Co., Ltd, or Home Inns Fuzhou, Home Inns & Hotels Management (Caoxi) Co., Ltd, or Home Inns Caoxi, Home Inns & Hotels Management (Caobao) Co., Ltd, or Home Inns Caobao, and Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd, or Home Inns Kuaijie Fuzhou. The principal activity of these VIEs generally relates to hotel management. The total registered capital of the five VIEs was RMB 5.0 million (US$0.7 million) as of December 31, 2007. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We have a 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi , a 70% ownership interest in Home Inns Kuaijie Fuzhou and a 75% ownership interest in Home Inns Caobao, and we are considered the primary beneficiary of these entities because we absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in our consolidated financial statements since their incorporation in 2004.

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

Accruals for Customer Reward Program

We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2005, 2006 and 2007, we made provisions of RMB 776,645, RMB 2,743,366, and RMB 5,438,922 (US$ 745,609), respectively, based on the estimated liabilities under the customer reward program.

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

Revenues from the one-time membership fees are recognized over the estimated average customer relationship period. Prior to 2006, given the limited history in operating our customer reward program, all one-time membership fees were recognized as deferred revenue when received. In 2006, our management made an analysis on the historic pattern of the activities of membership cards and noted that membership cards with no activities for more than one year are most likely to expire in the future and therefore we recognized revenue from one-time membership fees when membership records show lack of usage activity for a year. For the year ended December 31, 2006 and 2007, we recognized revenues of RMB 1,802,462 and RMB 3,380,863 (US$463,475), respectively, from one-time membership fees.

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

We have granted options to our directors, officers and other employees under our option plans. The following table sets forth a summary of our option grants since the beginning of 2004 as of December 31, 2007.

Date of Grant	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price (in US$/Share)	Fair Value of Ordinary Shares (in US$/Share)	Type of Valuation
03/01/2004	604,182	0.3309	0.1239	(1)
09/01/2004	542,428	0.3309	0.7589	(1)
01/01/2005	461,589	0.3309	0.9324	(1)
07/01/2005	180,000	1.5310	1.3327	(1)
12/01/2005	586,483	2.2500	1.9730	(1)
03/01/2006	300,000	1.5310	2.7170	(2)
03/17/2006	510,000	2.7170	2.7170	(2)
07/04/2006	302,000	3.2020	3.2020	(2)
10/02/2006	659,000	5.5000	5.5000	(3)
12/26/2006	156,000	16.6400	16.6400	(4)
04/20/2007	1,443,600	17.3950	17.3950	(4)
12/21/2007	270,000	17.5000	17.5000	(4)

(1)	Retrospective valuation by the independent appraiser.
(2)	Contemporaneous valuation by the independent appraiser.
(3)	Good faith determination by our board of directors based on the midpoint of the then-estimated price range for our initial public offering.
(4)	Closing price on the Nasdaq Global Market on the grant date.

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

Share-based compensation expense recognized for the years ended December 31, 2005, 2006 and 2007 amounted to RMB 959,826, RMB 16,295,324 and RMB 15,071,107 (US$2,066,064), respectively.

Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2006 and 2007, we had deferred tax assets of RMB 32,091,738 and RMB 65,597,631 (US$8,992,629), respectively. As of December 31, 2007, a valuation allowance of RMB 37,352,514 (US$ 5,120,571) was made against deferred tax assets of RMB 40,541,299 (US$ 5,557,714) recognized by Top Star. This valuation allowance was made because we considered it more than likely that such assets will not be realized because Top Star has not historically been profitable.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— an Interpretation of FASB Statement No. 109,” or FIN 48. This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. The provisions of FIN 48 became effective on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a significant impact on our consolidated financial statements.

Selected Operating Data

The following table presents certain selected operating data of our company as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2005	2006	2007
Operating Data:
Total hotels in operation:
Leased-and-operated hotels(1)	54	94	195
Franchised-and-managed hotels	14	40	71
Total rooms	8,197	16,162	32,726
Geographic coverage:
Number of cities	22	39	66
Occupancy rate (as a percentage)	89.8	92.8	91.1
Average daily rate (in RMB)	182	182	179
RevPAR (in RMB)	163	169	163

(1)	Includes five hotels operated through separate joint ventures with third parties. We own 75% of one joint venture, 70% of another joint venture and 51% of each of the other three joint ventures.

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

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	279,948	97.9	567,895	96.5	963,051	132,023	95.4
Franchised-and-managed hotels	5,913	2.1	20,605	3.5	46,265	6,342	4.6

Total revenues	285,861	100.0	588,500	100.0	1,009,316	138,365	100.0
Less: Business tax and related surcharges	(16,830)	(5.9)	(33,977)	(5.8)	(60,302)	(8,267)	(6.0)

Net revenues	269,031	94.1	554,523	94.2	949,014	130,098	94.0

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(94,784)	(33.1)	(171,576)	(29.2)	(299,792)	(41,098)	(29.7)
Personnel costs	(41,225)	(14.4)	(87,980)	(14.9)	(155,611)	(21,332)	(15.4)
Depreciation and amortization	(23,335)	(8.2)	(44,620)	(7.6)	(85,600)	(11,735)	(8.5)
Consumables, food and beverage	(20,765)	(7.3)	(43,482)	(7.4)	(84,053)	(11,523)	(8.3)
Others	(26,100)	(9.1)	(56,019)	(9.5)	(98,644)	(13,523)	(9.8)

Total leased-and-operated hotel costs	(206,209)	(72.1)	(403,677)	(68.6)	(723,700)	(99,211)	(71.7)
Sales and marketing expenses	(7,691)	(2.7)	(11,488)	(2.0)	(19,632)	(2,691)	(1.9)
General and administrative expenses	(24,789)	(8.7)	(64,792)	(11.0)	(99,026)	(13,575)	(9.9)

Total operating costs and expenses	(238,689)	(83.5)	(479,957)	(81.6)	(842,358)	(115,477)	(83.5)

Income from operations	30,342	10.6	74,566	12.6	106,656	14,621	10.5

Interest income (expense), net	(486)	(0.2)	435	0.1	24,549	3,365	2.4
Other non-operating income	2,146	0.8	5,308	0.9	8,435	1,156	0.8
Foreign exchange gain (loss), net	254	0.1	(6,990)	(1.2)	(53,222)	(7,295)	(5.2)
Income tax expense	(6,526)	(2.3)	(21,391)	(3.6)	(45,036)	(6,174)	(4.4)
Minority interests	(4,797)	(1.7)	(5,034)	(0.9)	(5,626)	(771)	(0.6)
Share of income of affiliated companies	—	—	—	—	—	—	—

Net income	20,933	7.3	46,894	7.9	35,756	4,902	3.5

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Our total revenues increased by 71.5% from RMB 588.5 million in 2006 to RMB 1,009.3 million (US$138.4 million) in 2007.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 69.6% from RMB 567.9 million in 2006 to RMB 963.1 million (US$132.0 million) in 2007. This increase was primarily due to our substantial expansion of leased-and-operated hotels in operation from 94 hotels and 11,395 rooms as of December 31, 2006 to 195 hotels and 24,336 rooms as of December 31, 2007.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially by 124.5% from RMB 20.6 million in 2006 to RMB 46.3 million (US$6.3 million) in 2007. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 40 hotels with 4,767 rooms as of December 31, 2006 to 71 hotels with 8,390 rooms as of December 31, 2007.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 480.0 million in 2006 to RMB 842.4 million (US$115.5 million) in 2007. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2007.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 403.7 million in 2006 to RMB 723.7 million (US$99.2 million) in 2007. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 94 hotels and 11,395 rooms as of December 31, 2006 to 195 hotels and 24,336 rooms as of December 31, 2007.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB 11.5 million in 2006 to RMB 19.6 million (US$2.7 million) in 2007. This increase was primarily due to increased marketing and promotional expenses in connection with 101 new hotels that opened in 2007.

•

General and Administrative Expenses. Our general and administrative expenses increased by 52.8% from RMB 64.8 million in 2006 to RMB 99.0 million (US$13.6 million) in 2007, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 280 new employees in the areas of finance and accounting, human resources and general administration to support our expanded operations in 2007.

Income from Operations. Our income from operations increased by 43.0% from RMB 74.6 million in 2006 to RMB 106.7 million (US$14.6 million) in 2007 as a cumulative result of the above factors. Our income from operations in 2007 was negatively impacted by our acquisition and consolidation of Top Star as, historically, the Top Star hotels have not been profitable. The Top Star hotels may possibly continue to have a negative impact on our financial.

Interest Income (Expense), Net. Our net interest income increased substantially from RMB 0.4 million in 2006 to RMB 24.5 million (US$3.4 million) in 2007, primarily due to interest income from proceeds of our initial public offering and our additional public offering.

Foreign Exchange Gain (Loss), Net. Our net foreign exchange loss increased substantially from RMB 7.0 million in 2006 to RMB 53.2 million (US$7.3 million) in 2007, primarily due to the U.S. dollar net proceeds we received from both our initial public offering in October 2006, our additional public offering in May 2007 and the convertible bonds we issued in December 2007 as well as the RMB appreciation since then until the end of 2007.

Income Tax Expenses. Our income tax expenses increased by 110.5% from RMB 21.4 million in 2006 to RMB 45.0 million (US$6.2 million) in 2007, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interest increased to RMB 5.6 million (US$0.8 million) in 2007 compared to RMB 5.0 million in 2006, due to our increased net income in 2007 partially offset by the fact that we purchased the remaining stake in Home Inns Beijing from BTG in July 2007.

Net Income. As a result of the foregoing, we had net income of RMB 35.8 million (US$4.9 million) in 2007, a decrease of 23.8% from net income of RMB 46.9 million in 2006. Our net income in 2007 was negatively impacted by foreign exchange loss and our acquisition and consolidation of Top Star as, historically, the Top Star hotels have not been profitable. The Top Star hotels may possibly continue to have a negative impact on our financial condition and results of operations in the first half of 2008 as we continue our initiatives with the Top Star hotels to create comparable metrics to Home Inns’ existing hotels.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our total revenues increased by 105.9% from RMB 285.9 million in 2005 to RMB 588.5 million in 2006.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 102.9% from RMB 279.9 million in 2005 to RMB 567.9 million in 2006. This increase was primarily due to our substantial expansion of leased-and-operated hotels from 54 hotels and 6,555 rooms as of December 31, 2005 to 94 hotels and 11,395 rooms as of December 31, 2006.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially by 249.1% from RMB 5.9 million in 2005 to RMB 20.6 million in 2006. This growth was primarily due to an increase in the number of franchised-and-managed hotels from 14 hotels with 1,642 rooms as of December 31, 2005 to 40 hotels with 4,767 rooms as of December 31, 2006.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 238.7 million in 2005 to RMB 480.0 million in 2006. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2006.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 206.2 million in 2005 to RMB 403.7 million in 2006. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 54 hotels and 6,555 rooms as of December 31, 2005 to 94 hotels and 11,395 rooms as of December 31, 2006.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB 7.7 million in 2005 to RMB 11.5 million in 2006. This increase was primarily due to increased marketing and promotional expenses in connection with 66 new hotels that opened in 2006.

•

General and Administrative Expenses. Our general and administrative expenses increased by 161.4% from RMB 24.8 million in 2005 to RMB 64.8 million in 2006, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 80 new employees in the areas of finance and accounting, human resources and general administration to support our expanded operations in 2006.

Income from Operations. Our income from operations increased by 146.2% from RMB 30.3 million in 2005 to RMB 74.6 million in 2006 as a cumulative result of the above factors.

Interest Income (Expense), Net. We incurred net interest expense of RMB 0.5 million in 2005 due to our then outstanding loans. We recorded net interest income of RMB 0.4 million in 2006, primarily due to interest income from proceeds of our initial public offering.

Foreign Exchange Gain (Loss), Net. We incurred a net foreign exchange loss of RMB 7.0 million in 2006, as compared to a net foreign exchange gain of RMB 0.3 million, primarily due to the U.S. dollar net proceeds we received from our initial public offering in October 2006 and the RMB appreciation since then until the end of 2006.

Income Tax Expenses. Our income tax expenses increased by 229.2% from RMB 6.5 million in 2005 to RMB 21.4 million in 2006, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interest increased substantially to RMB 5.0 million in 2006, due to our increased net income in 2006.

Net Income. As a result of the foregoing, we had net income of RMB 46.9 million in 2006, an increase of 124.4% from net income of RMB 20.9 million in 2005.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares and preferred shares through private placements, borrowings from BTG and third-party lenders as well as the proceeds we received from our public offerings of ordinary shares and our offering of convertible bonds. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. As of December 31, 2007, we had entered into binding contracts with lessors of 78 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 468 million (US$64.2 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow and existing cash balance.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow and existing cash balance.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	70,604	161,973	214,632	29,422
Net cash used in investing activities	(159,339)	(213,795)	(613,419)	(84,092)
Net cash provided by financing activities	100,170	779,089	1,256,605	172,265
Effect of foreign exchange rate changes on cash and cash equivalents	—	(6,990)	(53,222)	(7,295)

Net increase in cash and cash equivalents	11,435	720,277	804,596	110,300
Cash and cash equivalents at beginning of period	26,292	37,727	758,004	103,913

Cash and cash equivalents at end of the period	37,727	758,004	1,562,600	214,213

Operating Activities

We have financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow and existing cash balances.

Net cash provided by operating activities increased substantially to RMB 214.6 million (US$29.4 million) in 2007. The increase resulted from our expanded operations in 2007. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 134 hotels in operation with 16,162 hotel rooms as of December 31, 2006 to 266 hotels in operation with 32,726 hotel rooms as of December 31, 2007.

Net cash provided by operating activities increased substantially to RMB 162.0 million in 2006 from RMB70.6 million in 2005. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 68 hotels with 8,197 hotel rooms as of December 31, 2005 to 134 hotels with 16,162 hotel rooms as of December 31, 2006.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. Net cash used in investing activities increased from RMB 213.8 million in 2006 to RMB 613.4 million (US$84.1 million) in 2007, primarily due capital expenditures for new hotels opened, our acquisition of the remaining equity interest of Home Inns Beijing and our acquisition of Top Star. Net cash used in investing activities increased from RMB 159.3 million in 2005 to RMB 213.8 million in 2006, primarily due to an increase in our leasehold improvements and purchase of furniture, fixture and equipment used in an increased number of leased-and-operated hotels in 2006.

Financing Activities

Our financing activities consist of issuance and sale of our shares to investors and related parties and borrowings from third-party lenders and our public offerings. The following table sets forth a summary of our outstanding indebtedness as of March 31, 2008:

Lender	Date of Loan Initiation	Due Date	Principal (in RMB)	Principal (in US$)	Interest Rate
China Construction Bank	04/13/2007	04/12/2009	18,000,000	2,467,579	6.570%
China Industrial and Commercial Bank	08/17/2007	05/16/2008	1,000,000	137,088	6.840%
China Industrial and Commercial Bank	08/17/2007	08/16/2008	17,000,000	2,330,491	6.840%
China Merchants Bank	01/10/2008	07/10/2008	50,000,000	6,854,385	6.570%
China Merchants Bank	01/24/2008	07/24/2008	50,000,000	6,854,385	7.227%
China Merchants Bank	03/31/2008	06/30/2008	60,000,000	8,225,263	6.570%

All loans above are denominated in RMB.

We are required under each loan or financing transaction agreement to notify the lender in advance before we enter into a material merger and acquisition, spin-off, corporate reorganization, new joint venture or sale of material assets transaction. None of our lenders have the right to prevent us from entering into any of these transactions. As of December 31, 2007, the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 250 million (US$ 34.3 million). Our loans from China Merchants Bank were drawn under a revolving credit facility which allows us to renew each loan for additional six-month terms at the same interest rate upon expiration of the initial term.

Net cash provided by financing activities in 2007 amounted to RMB 1,256.6 million (US$172.3 million) and was primarily attributable to the net proceeds from our additional public offering as well as our sale of convertible bonds, offset in part by the amount of debt we repaid during the period. Net cash provided by financing activities in 2006 amounted to RMB 779.1 million and was primarily attributable to the net proceeds from our initial public offering, offset in part by the amount of debt we repaid during the period. Net cash provided by financing activities amounted to RMB 100.2 million in 2005. Cash provided by financing activities in 2005 consisted of a total of RMB 60.0 million borrowings from a related party and third-party lenders and the RMB 40.3 million proceeds from our issuance and sale of preferred shares in the year.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 193.2 million, RMB 237.9 million and RMB 581.6 million (US$ 79.7 million) in 2005, 2006 and 2007, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of ten registered trademarks in China, including “ ”, and are applying for registration of 37 new trademarks in China, which includes 10 trademarks for which Top Star is applying. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

Other than operating lease obligations set forth in the table below in “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations, “ we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Convertible bonds	1,110	—	—	1,110	—
Long-term debt obligations, including interest	19	1	18	—	—
Operating lease obligations	6,143	407	1,380	1,416	2,940
Purchase obligations	197	197	—	—	—
Total	7,469	605	1,398	2,526	2,940

Our convertible bonds will mature in December 2012, unless previously converted into our ordinary shares at a conversion price of US$26,545 (equal to US$53.09 per ADS), subject to adjustments upon the occurrence of certain events. Our operating lease obligations related to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of our contractual commitments relating to leasehold improvements and installation of equipment for our leased-and-operated hotels.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Yunxin Mei	59	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	40	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	42	Chief Executive Officer, Director
May Wu	40	Chief Financial Officer
Jason Zong	43	Chief Operating Officer
Rixin Liang	53	Chief Branding Officer
Min Bao	47	Independent Director
James Jianzhang Liang	38	Co-Founder, Independent Director
Kenneth Gaw	37	Independent Director
Terry Yongmin Hu	38	Independent Director

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

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip, the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director of Ctrip and also an independent director, the chairman of the audit committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China and a director of a number of privately-owned companies based in china. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.

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

Jason Zong has served as our chief operating officer since January 2008. He served as our senior vice president of operations from December 2006 to December 2007. Mr. Zong has more than 10 years of consumer industry experience. From December 2004 to December 2006, Mr. Zong served as vice president of operations and east region general manager for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world. From June 2001 to December 2004, Mr. Zong served as vice president of operations for Lotus Supermarket Chain Store Co., Ltd. Mr. Zong holds a bachelor’s degree from Fudan University.

Rixin Liang has served as our chief branding officer since January 2008. She served as our chief operating officer since the formation of Home Inns Beijing in April 2002 to December 2007. Prior to joining Home Inns, Ms. Liang was the vice president of the International Hotel Group, a subsidiary of BTG, from 1999 to 2002, during which she co-founded Jian Guo Inns, one of the earliest economy hotel brands in China, in 2000, and served as the general manager of Jian Guo Inns Beijing Ltd. from 2000 to 2002. Ms. Liang has worked in the hotel industry in China since 1972. She is a member of the Expert Committee of the China Hotel Association. Ms. Liang holds a bachelor’s degree from Capital Economics and Business University in China. She also attended the MBA program at Tsing-Hua University in China.

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

Mr. Kenneth Gaw has served as our independent director since October 2006. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder and the managing director of Gateway Capital, a real estate investment and management company. Mr. Gaw currently serves on the boards of Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand, Siam Food Products Public Company Limited, a pineapple producer listed on the Stock Exchange of Thailand, and Japan Opportunities Fund II, a real estate fund investing in Japan. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.

Mr. Terry Yongmin Hu has served as our independent director since October 2006. Mr. Hu is a managing director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China. Prior to joining Temasek Holdings in May 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in August 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu currently serves on the board of Hopson Development Holdings Limited, a company listed on the Hong Kong Stock Exchange that engages in property development business in China. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2007, we paid an aggregate of approximately RMB 1.6 million (US$0.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

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

2006 Share Incentive Plan. Our board of directors and shareholders adopted a 2006 share incentive plan, or the 2006 plan. The number of shares which may be issued upon exercise of awards granted under our 2006 plan equals the number of shares reserved but not issued or issuable as part of outstanding options, stock purchase rights or other awards granted under the Option Plan as of the date of completion of our initial public offering. After the completion of our initial public offering, such number of shares will be increased by that number of shares equal to 6% of our total outstanding shares (excluding shares issued upon exercise of options or otherwise pursuant to any of our share incentive plans) from time to time. Except for the foregoing, the total number of shares which may be issued under our 2006 plan will not be increased for a period of three years after the completion of our initial public offering. As of December 31, 2007, 2,429,601 shares may be issued upon exercise of awards granted under our 2006 plan.

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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group as of March 31, 2008, without giving effect to options that were exercised or terminated.

Name	Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yunxin Mei	150,000	2.72	3/17/2006	3/16/2011
	50,000	5.50	10/2/2006	10/1/2011
	30,000	17.395	4/20/2007	4/19/2012
	24,000	9.69	3/27/2008	3/26/2013
Neil Nanpeng Shen	100,000	0.3309	1/1/2005	12/31/2009
	150,000	2.72	3/17/2006	3/16/2011
	50,000	5.50	10/2/2006	10/1/2011
	30,000	17.395	4/20/2007	4/19/2012
	24,000	9.69	3/27/2008	3/26/2013
David Jian Sun	271,000	0.3309	1/1/2005	12/31/2009
	109,000	2.25	12/1/2005	11/30/2010
	70,000	2.72	3/17/2006	3/16/2011
	142,500	5.50	10/2/2006	10/1/2011
	120,000	17.395	4/20/2007	4/19/2012
	80,000	9.69	3/27/2008	3/26/2013
May Wu	300,000	1.53	3/1/2006	2/28/2011
	142,500	5.50	10/2/2006	10/1/2011
	104,000	17.395	4/20/2007	4/19/2012
	72,000	9.69	3/27/2008	3/26/2013
Rixin Liang	158,858	0.232	3/1/2003	2/28/2008
	105,844	0.3309	3/1/2004	2/28/2009
	75,298	2.25	12/1/2005	11/30/2010
	40,000	16.64	12/26/2006	12/25/2011
	70,000	17.395	4/20/2007	4/19/2012
	48,000	9.69	3/27/2008	3/26/2013
James Jianzhang Liang	70,000	2.72	3/17/2006	3/16/2011
	16,000	17.395	4/20/2007	4/19/2012
	12,000	9.69	3/27/2008	3/26/2013
Min Bao	70,000	2.72	3/17/2006	3/16/2011
	16,000	17.395	4/20/2007	4/19/2012
	12,000	9.69	3/27/2008	3/26/2013
Terry Yongmin Hu	70,000	3.202	7/4/2006	7/3/2011
	16,000	17.395	4/20/2007	4/19/2012
	12,000	9.69	3/27/2008	3/26/2013
Kenneth Gaw	70,000	3.202	7/4/2006	7/3/2011
	16,000	17.395	4/20/2007	4/19/2012
	12,000	9.69	3/27/2008	3/26/2013
Jason Zong	200,000	5.50	10/2/2006	10/1/2011
	50,000	17.395	4/20/2007	4/19/2012
	64,000	9.69	3/27/2008	3/26/2013
Other individuals as a group	4,131,965

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

In 2007, our board held meetings or passed resolutions by unanimous written consent four times.

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

Audit Committee. Our audit committee consists of Messrs. James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market, Marketplace Rules and all the members of our audit committee are “financial experts” as defined under Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

In 2007, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee consists of Messrs. Neil Nanpeng Shen, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2007, our compensation committee held meetings or passed resolutions by unanimous written consent four times.

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

D. Employees

Excluding employees of our franchised-and-managed hotels, we had 2,352, 4,593 and 8,309 employees as of December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, our employees consisted of 7,649 hotel-based employees, 96 reservation agents at our centralized reservation center, and 564 corporate staff. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2008 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	4,825,389	6.8
James Jianzhang Liang(4)	3,954,750	5.6
Rixin Liang(5)	698,543	*
David Jian Sun(6)	622,181	*
May Wu(7)	336,396	*
Yunxin Mei(8)	104,125	*
Min Bao(9)	41,100	*
Kenneth Gaw(10)	21,500	*
Terry Yongmin Hu(11)	21,500	*
Jason Zong(12)	62,500	*
All Directors and Executive Officers as a Group(13)	10,687,484	15.0

Principal Shareholders:
Poly Victory Investments Limited(14)	13,805,809	19.4
FMR LLC (15)	4,586,728	6.5
Maverick Capital, Ltd. (16)	5,500,456	7.7
Chung Lau(17)	3,915,750	5.5

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 71,026,899, being the number of ordinary shares outstanding as of March 31, 2008, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2008.
(3)	Includes 3,955,389 ordinary shares and 350,000 ADSs representing 700,000 ordinary shares held by Max Wealth Enterprise Limited, a British Virgin Islands company solely owned and controlled Mr. Shen, and 170,000 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after March 31, 2008. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.
(4)	Includes 3,915,750 ordinary shares held by Chung Lau, Mr. Liang’s wife, and 39,000 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after March 31, 2008. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China.
(5)	Includes 632,894 ordinary shares and 37,649 restricted shares held by Ms. Liang as well as 27,500 ordinary shares issuable upon exercise of options held by Ms. Liang that are exercisable within 60 days after March 31, 2008. The business address of Ms. Liang is Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China.
(6)	Includes 339,306 ordinary shares and 122,250 restricted shares held by Peace Unity Investments Limited, a company solely owned and controlled by Mr. Sun, as well as 100,625 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after March 31, 2008. The business address of Mr. Sun is Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China.
(7)	Includes 49,771 ordinary shares and 135,000 restricted shares held by Ms. Wu, 75,000 ordinary shares and 15,000 restricted shares held by Ms. Wu’s mother, Ruiwen Jin, as well as 61,625 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after March 31, 2008. The business address of Ms. Wu is Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041, People’s Republic of China.

(8)	Includes 31,000 ordinary shares held by Mr. Mei and 73,125 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after March 31, 2008. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.
(9)	Includes 10,850 ordinary shares held by Mr. Bao and 30,250 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after March 31, 2008. The business address of Mr. Bao is Novotel Peace Hotel, No.3 Jinyu Hutong, Wangfujing, Beijing 100006, People’s Republic of China.
(10)	Includes 21,500 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after March 31, 2008. The business address of Mr. Gaw is Suite 1808-11, 18/F Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.
(11)	Includes 21,500 ordinary shares issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after March 31, 2008. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.
(12)	Includes 62,500 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after March 31, 2008. The business address of Mr. Zong is Lane No. 421, Chang Ping Road, Jing An District, Shanghai 200041.
(13)	Includes ordinary shares, restricted shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2008 held by all of our directors and senior executive officers as a group.
(14)	Includes 13,364,141 ordinary shares and 220,834 ADSs representing 441,668 ordinary shares. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group (HK) Holdings Co. Ltd., which in turn is wholly owned by BTG. BTG is a state-owned enterprise in China. Poly Victory Investment Limited’s registered office is at Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.
(15)	Based on the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 2008.
(16)	Based on the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 2008.
(17)	Includes 3,915,750 ordinary shares held by Ms. Lau. Ms. Lau is the wife of our director, James Jianzhang Liang. The address of Ms. Lau is c/o James Jianzhang Liang, 3F, Building 63-64, No. 421, Hong Cao Road, Shanghai, People’s Republic of China.

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

In July 2006, we sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share. The purchasers consisted of the following individuals: Neil Nanpeng Shen, one of our directors, who purchased 1,444,095 shares; Chung Lau, the spouse of one of our directors, James Jianzhang Liang, who purchased 722,048 shares; Min Fan, who purchased 361,024 shares; David Jian Sun, our chief executive officer, who purchased 111,556 shares; May Wu, our chief financial officer, who purchased 144,771 shares; and Rixin Liang, our then chief operating officer and current chief branding officer, who purchased 50,543 shares. The sale was approved by our board of directors and shareholders.

In conjunction with the transaction above, the purchasers and Qi Ji entered into an acting-in-concert agreement in July 2006, whereby they have agreed to act together on all matters requiring shareholder approval and to appoint one representative to vote on behalf of all of them at our shareholder meetings. These shareholders currently hold a total of 10,038,009 ordinary shares, or 14.1% of our outstanding voting securities. This agreement expired in July 2007.

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

Transactions with BTG

BTG is the parent company of Beijing Capital Travel, which was a minority equity interest holder of Home Inns Beijing. It is also the parent company of Poly Victory, which is one of our principal shareholders. In addition to the transactions with BTG involving shares of Home Inns Hong Kong and Hong Inns Beijing as described above under “—Private Placements,” we have entered into the following transactions with BTG during the past three years.

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

Rental Payments to Jian Guo Inns. Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2005, 2006 and 2007, we paid RMB 3.5 million, RMB 3.5 million and RMB 2.8 million (US$ 0.38 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005, and another of Ctrip’s directors, Suyang Zhang, was our director from 2001 to 2006. Some of our customers book our hotel rooms through Ctrip and we pay sales commissions to Ctrip for such bookings. In 2005, 2006 and 2007, we paid RMB 2.4 million, RMB 6.0 million and RMB 8.9 million (US$ 1.2 million), respectively, to Ctrip as sales commissions.

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

A. Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006. Our ADSs trade under the symbol “HMIN.” For the period from October 26, 2006 to April 17, 2008 the trading price of our ADSs on the Nasdaq Global Market has ranged from US$17.79 to US$50.08 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each of the months since our initial public offering.

	Trading Price
	High	Low
	US$	US$
Monthly Highs and Lows 2006 (from October 26)
October (from October 26)	26.77	21.50
November	34.80	23.65
December	39.02	30.11
2007
January	47.49	36.05
February	49.50	39.20
March	40.79	33.74
April	37.39	30.83
May	36.50	28.80
June	34.30	28.26
July	36.96	27.17
August	30.76	24.00
September	36.38	28.40
October	50.08	33.72
November	43.44	30.63
December	40.00	34.26
2008
January	36.00	24.30
February	31.16	26.05
March	28.50	17.79
April (through April 17)	23.56	19.63

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

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

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new EIT Law which became effective on January 1, 2008, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, the new EIT Law provides that dividend income between qualified “resident enterprises” is exempted from income tax.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from sources within China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the new EIT Law.

Under the existing implementation regulations of the new EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on their sales or other dispositions of our ADSs or ordinary shares, if such income is sources from within China. Although Home Inns & Hotels Management Inc. is incorporated in the Cayman Islands, it remains unclear whether the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. As we do not maintain records of earnings and profits in accordance with U.S. Federal income tax principles, U.S. Holders should expect that the full amount of any distribution will be reported as dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event we are deemed to be a Chinese resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007, and we expect to separate in such a manner so as not to become a PFIC in the future, However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of an income or assets will be affected by how, and how quickly, we spend the cash we raise in any equity offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to RMB 287 million (US$ 39.3 million) with interest rates varying from 6.48% to 6.84%. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

The fair market value of the zero coupon convertible bonds issued by us in December 2007 and due in 2012 is subject to interest rate risk due to the convertible feature of the bonds. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The interest rate changes affect the fair market value of the bonds but do not impact our consolidated financial position, cash flows, or results of operations.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our proceeds from our public offerings and our convertible bond offering. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Because our acquisition of Top Star was completed in November 2007, Top Star was excluded from the scope of our management assessment and auditor attestation requirements for the fiscal year ended December 31, 2007. The companies comprising Top Star are wholly-owned subsidiaries whose aggregated total assets and total revenues represent approximately 6% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control

A lack of control over timely recording of fixed asset acquisitions was the primary remaining factor causing our material weaknesses in our internal control identified by our independent registered public accounting firm as of December 31, 2006. We have taken measures and improved interrelated internal control to remediate these material weaknesses and other control deficiencies, including implementing additional control procedures, reinforcing the existing control procedures, establishing financial review and monitoring function and recruiting additional finance and accounting personnel. As a result, the independent registered public accounting firm has concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu, all of whom are members of our audit committee and independent directors, are audit committee financial experts.

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

	For the Year Ended December 31,
	2005	2006	2007
Audit fees(1)	756,746	10,309,715	7,202,153
Audit-related fees(2)	—	3,245,752	4,546,084

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the review of registration documents in connection with our initial public offering in 2006, our additional public offering and our convertible bond offering in 2007.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PriceWaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Home Inns & Hotels Management Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on April 18, 2007)

4.1*	Employment Agreement between the Registrant and James Zong.

4.2*	Agreement for the Sale and Purchase of Hong Kong AI Home Hotel Investment Limited dated October 21, 2007

4.3*	English translation of Agreement for the Sale and Purchase of Shanghai Chuwen Holding Investment Ltd. dated October 21, 2007

8.1*	Subsidiaries of the Registrant

9.1	Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on April 18, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-137800), as amended, initially filed with the Commission on October 4, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

	By:	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer

Date: April 18, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HOME INNS & HOTELS MANAGEMENT INC.

INDEX TO COMBINED FINANCIAL STATEMENTS

Shanghai Chuwen Investment Holding Co., Ltd.

and

Hong Kong Ai Home Investment Company.

INDEX TO COMBINED UNAUDITED TEN-MONTHS FINANCIAL STATEMENTS

Shanghai Chuwen Investment Holding Co., Ltd.

and

Hong Kong Ai Home Investment Company

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

HOME INNS & HOTELS MANAGEMENT INC.

11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021, PRC
Telephone +86 (21) 6123 8888
Facsimile +86 (21) 6123 8800
pwccn.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2(u) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in item 15 of the accompanying Form 20-F, management has excluded Shanghai Chuwen Investment Holding Co., Ltd., Hong Kong Ai Home Investment Company and their subsidiaries (collectively, the “Top Star Hotel Chain”) from its assessment of internal control over financial reporting as of December 31, 2007 because they were acquired by the Company in a purchase business combination on November 1, 2007. We have also excluded the Top Star Hotel Chain from our audit of internal control over financial reporting. The companies comprising the Top Star Hotel Chain are wholly-owned subsidiaries whose aggregated total assets and total revenues represent 6% and 2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 18, 2008

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note		2005	2006	2007	2007
			RMB	RMB	RMB	US$
						(Note 2(d))
Revenues:
Leased-and-operated hotels			279,948,268	567,894,885	963,050,569	132,022,396
Franchised-and-managed hotels			5,913,244	20,604,785	46,265,583	6,342,443

Total revenues			285,861,512	588,499,670	1,009,316,152	138,364,839
Less: Business tax and related surcharges			(16,830,380)	(33,976,564)	(60,302,441)	(8,266,723)
Net revenues			269,031,132	554,523,106	949,013,711	130,098,116
Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities			(94,783,918)	(171,576,396)	(299,791,891)	(41,097,783)
Personnel costs			(41,225,106)	(87,980,536)	(155,611,203)	(21,332,383)
Depreciation and amortization			(23,334,691)	(44,619,561)	(85,600,192)	(11,734,734)
Consumables, food and beverage			(20,765,412)	(43,481,710)	(84,053,059)	(11,522,641)
Others			(26,099,998)	(56,018,938)	(98,643,735)	(13,522,844)

Total leased-and-operated hotel costs			(206,209,125)	(403,677,141)	(723,700,080)	(99,210,385)
Sales and marketing expenses			(7,691,002)	(11,487,529)	(19,631,772)	(2,691,275)
General and administrative expenses			(24,789,241)	(64,792,672)	(99,025,878)	(13,575,231)

Total operating costs and expenses			(238,689,368)	(479,957,342)	(842,357,730)	(115,476,891)

Income from operations			30,341,764	74,565,764	106,655,981	14,621,225

Interest income			223,208	6,577,804	31,717,134	4,348,029
Interest expense			(709,455)	(6,142,593)	(7,168,401)	(982,700)
Other non-operating income	2	(z)	2,145,832	5,308,611	8,434,516	1,156,268
Foreign exchange gain (loss), net	2	(c)	254,111	(6,990,362)	(53,220,796)	(7,295,917)

Income before income tax expense, minority interests			32,255,460	73,319,224	86,418,434	11,846,905
Income tax expense	7		(6,525,978)	(21,390,611)	(45,035,530)	(6,173,818)
Minority interests			(4,796,810)	(5,034,255)	(5,626,894)	(771,378)

Net income			20,932,672	46,894,358	35,756,010	4,901,709

Amount allocated to participating preference shareholders			(9,486,945)	(16,173,962)	—	—

Net income available to ordinary shareholders			11,445,727	30,720,396	35,756,010	4,901,709

Earnings per share	14
— Basic			0.42	0.86	0.52	0.07

— Diluted			0.40	0.82	0.47	0.06

Weighted average ordinary shares outstanding
— Basic			27,399,140	35,550,114	68,323,370	68,323,370

— Diluted			28,713,188	37,530,332	76,883,995	76,883,995

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs			8,124	11,980	11,031	1,512
General and administrative expenses			951,702	16,283,344	15,060,076	2,064,551

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

	Note		2006	2007	2007
			RMB	RMB	US$
					(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents			758,003,839	1,562,600,475	214,213,319
Restricted cash			—	173,849,480	23,832,627
Accounts receivable			8,902,565	16,913,361	2,318,614
Receivables from related parties	13		197,788	1,372,000	188,084
Consumables			12,131,304	18,991,558	2,603,509
Prepayments and other current assets	3		10,529,624	61,926,482	8,489,360
Deferred tax assets, current	7		5,670,939	16,573,837	2,272,069

Total current assets			795,436,059	1,852,227,193	253,917,582

Property and equipment, net	4		458,058,608	1,147,681,463	157,333,022
Goodwill	6		32,906,112	397,777,954	54,530,468
Intangible assets, net	5		3,021,795	46,739,393	6,407,396
Other assets			4,175,804	68,088,285	9,334,067
Deferred tax assets, non-current	7		26,420,799	49,023,794	6,720,560

Total assets			1,320,019,177	3,561,538,082	488,243,095

LIABILITIES
Current liabilities:
Accounts payable			8,919,148	13,007,122	1,783,117
Payables to related parties	13		7,389,990	6,650,636	911,720
Short-term borrowings	8		124,000,000	269,000,000	36,876,594
Current portion of long-term loan from a related party	13		10,000,000	—	—
Salaries and welfare payable			22,496,135	48,260,370	6,615,904
Income tax payable			18,399,704	43,082,914	5,906,138
Other taxes payable			4,548,918	8,901,421	1,220,275
Deferred revenues			18,612,207	23,806,650	3,263,599
Accruals for customer reward program	2	(o)	2,743,366	5,438,922	745,609
Other unpaid and accruals	12		22,501,485	36,570,169	5,013,319
Other payables	12		83,618,354	350,203,843	48,008,643

Total current liabilities			323,229,307	804,922,047	110,344,918

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2006 AND 2007

	Note	2006	2007	2007
		RMB	RMB	US$
				(Note 2(d))
Deferred rental		44,103,281	94,225,813	12,917,201
Deferred revenues, non-current		—	14,030,657	1,923,431
Long-term loan	8	—	18,036,135	2,472,532
Long-term loan from a related party	13	50,000,000	—	—
Unfavorable lease liability		—	19,894,416	2,727,280
Convertible bond	9	—	1,110,308,333	152,209,625
Deferred tax liability, non-current	7	165,074	13,636,670	1,869,420

Total liabilities		417,497,662	2,075,054,071	284,464,407

Minority interest		12,782,963	11,086,574	1,519,833
Commitments and contingencies	15
Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 65,712,839 and 70,487,385 shares issued and outstanding as of December 31, 2006 and 2007, respectively)	10	2,690,943	2,873,597	393,935
Additional paid-in capital		813,222,265	1,362,942,486	186,842,663
Statutory reserves		23,414,541	41,333,581	5,666,326
Retained earnings		50,410,803	68,247,773	9,355,931

Total shareholders’ equity		889,738,552	1,475,397,437	202,258,855

Total liabilities and shareholders’ equity		1,320,019,177	3,561,538,082	488,243,095

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Preferred Shares						Ordinary shares		Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Retained earnings	Total shareholders’ equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2005	17,241,400	713,541	2,417,645	100,055	—	—	27,399,140	1,133,911	110,687,306	3,323,064	(1,771,759)	2,675,250	116,861,368

Issuance of Series C preferred Share	—	—	—	—	3,265,841	135,149	—	—	40,193,499	—	—	—	40,328,648
Net income	—	—	—	—	—	—	—	—	—	—	—	20,932,672	20,932,672
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	1,997,780	—	(1,037,954)	—	959,826
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	8,036,956	—	(8,036,956)	—

Balance as of December 31, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,878,585	11,360,020	(2,809,713)	15,570,966	179,082,514

Adjustment as a result of adoption of SFAS No.123(R) (Note 2(u))	—	—	—	—	—	—	—	—	(2,809,713)	—	2,809,713	—	—
Issuance of ordinary shares in a private placement (Note10)	—	—	—	—	—	—	2,834,037	113,254	72,369,169	—	—	—	72,482,423
Issuance of ordinary shares in an initial public offering (Note 10)	—	—	—	—	—	—	11,748,474	462,843	580,788,631	—	—	—	581,251,474
Conversion of convertible preferred shares to ordinary shares (Note 10)	(17,241,400)	(713,541)	(2,417,645)	(100,055)	(3,265,841)	(135,149)	22,924,886	948,745	—	—	—	—	—
Exercise of stock purchase right (Note 10)	—	—	—	—	—	—	806,302	32,190	6,579,205	—	—	—	6,611,395
Net income	—	—	—	—	—	—	—	—	—	—	—	46,894,358	46,894,358
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	3,416,388	—	—	—	3,416,388
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	12,054,521	—	(12,054,521)	—

Balance as of December 31, 2006	—	—	—	—	—	—	65,712,839	2,690,943	813,222,265	23,414,541	—	50,410,803	889,738,552

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Preferred Shares								Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Retained earnings	Total shareholders’ equity
	Series A		Series B		Series C		Ordinary shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2006	—	—	—	—	—	—	65,712,839	2,690,943	813,222,265	23,414,541	—	50,410,803	889,738,552

Issuance of ordinary shares to acquire additional shares of Home Inns Beijing (Note 6(c))	—	—	—	—	—	—	441,669	16,824	53,187,569	—	—	—	53,204,393
Issuance of ordinary shares in the acquisition of TopStar (Note 6(d))	—	—	—	—	—	—	655,831	24,612	105,997,660	—	—	—	106,022,272
Issuance of ordinary shares in a secondary offering (Note 10)	—	—	—	—	—	—	2,956,310	113,899	370,264,808	—	—	—	370,378,707
Exercise of stock purchase right (Note 11)	—	—	—	—	—	—	255,000	9,818	2,316,190	—	—	—	2,326,008
Exercise of stock option (Note 11)	—	—	—	—	—	—	465,736	17,501	2,882,887	—	—	—	2,900,388
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	15,071,107	—	—	—	15,071,107
Net income	—	—	—	—	—	—	—	—	—	—	—	35,756,010	35,756,010
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	17,919,040	—	(17,919,040)	—

Balance as of December 31, 2007	—	—	—	—	—	—	70,487,385	2,873,597	1,362,942,486	41,333,581	—	68,247,773	1,475,397,437

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from operating activities:
Net income	20,932,672	46,894,358	35,756,010	4,901,709
Adjustments to reconcile net income to net cash provided by operating activities :
Share-based compensation	959,826	16,295,324	15,071,108	2,066,064
Depreciation and amortization	23,845,499	46,602,636	87,618,420	12,011,408
Foreign exchange loss, net	—	6,990,362	53,220,796	7,295,917
Minority interests	4,796,810	5,034,255	5,626,894	771,378
Loss from disposal of property and equipment	126,326	192,177	4,029,652	552,416
Provision for doubtful accounts	—	—	362,500	49,694
Deferred income tax	(9,927,633)	(17,345,568)	(23,632,753)	(3,239,760)
Change in assets and liabilities, net of effects of acquisitions:
(Increase) decrease in restricted cash	(1,900,000)	1,900,000	—	—
Increase in accounts receivable	(1,919,852)	(5,772,414)	(6,125,443)	(839,723)
Increase in receivables from related parties	(6,033)	(182,059)	(1,174,212)	(160,970)
Increase in consumables	(3,673,177)	(6,601,396)	(2,878,457)	(394,601)
Increase in prepayments and other current assets	(761,702)	(5,045,544)	(22,461,254)	(3,079,162)
Increase in other assets	(1,712,400)	(1,206,975)	(10,120,988)	(1,387,463)
Increase (decrease) in accounts payable	1,392,615	5,528,133	(9,051,344)	(1,240,828)
Increase (decrease) in payables to related parties	910,989	25,498	(739,354)	(101,356)
Increase in salary and welfare payable	2,997,182	14,203,213	21,309,378	2,921,254
Increase in income tax payable	7,620,146	7,009,966	22,421,183	3,073,669
Increase in other taxes payable	1,287,795	2,532,593	4,352,503	596,675
Increase in accruals for customer reward program	708,370	1,966,721	2,695,556	369,528
Increase (decrease) in other payables and accruals	4,394,738	13,211,428	(6,985,149)	(957,578)
Increase in deferred revenues	5,888,315	12,170,072	18,752,518	2,570,740
Increase in deferred rental	14,643,467	17,569,733	26,274,841	3,601,958
Increase in interest accruals for convertible bond	—	—	308,333	42,269

Net cash provided by operating activities	70,603,953	161,972,513	214,630,738	29,423,238

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of fixed assets	112,069	70,831	858,872	117,741
Purchase of property and equipment	(158,432,612)	(212,624,518)	(462,294,509)	(63,374,896)
Purchase of intangible assets	(1,018,286)	(1,241,071)	(5,236,188)	(717,817)
Net cash used for the acquisition of subsidiaries (Note 6)	—	—	(146,746,963)	(20,117,205)

Net cash used in investing activities	(159,338,829)	(213,794,758)	(613,418,788)	(84,092,177)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	40,328,648	—	—	—
Net proceeds from issuance of ordinary shares	—	650,588,236	366,866,077	50,292,830
Proceeds from share option exercise	—	—	1,917,444	262,858
Net proceeds from issuance of convertible bond	—	—	1,082,267,625	148,365,589
Repayment of Topstar’s debt to original shareholder	—	—	(84,000,000)	(11,515,368)
Restricted cash paid for short-term borrowing	—	—	(173,849,480)	(23,832,627)
Capital contribution from a minority shareholder	—	—	280,503	38,454
Proceeds from short-term borrowings	20,000,000	190,000,000	768,000,000	105,283,360
Proceeds from long-term loans from a related party	40,000,000	20,000,000	—	—
Advance from a related party	—	6,746,592	—	—
Repayment of short-term borrowings	—	(86,000,000)	(643,000,000)	(88,147,397)
Repayment of long-term borrowings	—	—	(60,000,000)	(8,225,263)
Dividend paid by VIE subsidiaries to minority shareholders	(158,108)	(2,245,613)	(1,876,687)	(257,271)

Net cash provided by financing activities	100,170,540	779,089,215	1,256,605,482	172,265,165

Effect of foreign exchange rate changes on cash and cash equivalents	—	(6,990,362)	(53,220,796)	(7,295,916)
Net increase in cash	11,435,664	720,276,608	804,596,636	110,300,310
Cash, beginning of year	26,291,567	37,727,231	758,003,839	103,913,009

Cash, end of year	37,727,231	758,003,839	1,562,600,475	214,213,319

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(8,833,465)	(31,726,213)	(45,976,932)	(6,302,872)
Cash paid during the year for interest	(709,455)	(6,142,593)	(7,168,401)	(956,423)

Supplemental schedule of non-cash investing and financing activities:
Increase in payables for property and equipment	33,793,261	24,035,411	113,677,260	15,583,755
Increase in accruals for share issuance costs	—	3,763,389	—	—
Decrease in advance from related parties on issuance of ordinary shares	—	641,509	—	—
Issuance of ordinary shares related to acquisition of 4.412% in Home Inns Beijing	—	—	53,204,393	7,293,668
Issuance of ordinary shares related to acquisition of Top Star	—	—	106,022,272	14,534,350

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The consolidated financial statements include the financial statements of Home Inns & Hotels Management Inc. (the “Company”), its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The Company was established in Cayman Islands on May 30, 2006. In June 2006, all the then existing shareholders of Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”), the Company’s predecessor, exchanged their respective shares in Home Inns HK for an equivalent number of shares in the Company. As a result, Home Inns HK became a wholly-owned subsidiary of the Company. Home Inns HK did not have any operations until April 2002 when Home Inns & Hotels Management (Beijing) Co., Ltd. (“Home Inns Beijing”), a hotel operation and management company, was established as a joint venture of Home Inns HK and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). At inception, Home Inns HK and BTG, through Beijing Capital Travel, owned 55% and 45% interest in Home Inns Beijing, respectively. Through a series of financing activities and acquisitions, Home Inns Beijing has become a wholly-owned subsidiary in July 2007 (Note 6).

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

Leased-and-operated hotels

The Group leases hotel properties from property owners and develops these hotels directly, by hiring, training and supervising the managers and employees to operate the hotels. The Group is responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Certain accounts from prior years have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial statement presentation.

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

The Group is the primary beneficiary of five variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd (“Home Inns Caoxi”), Home Inns & Hotels Management (Caobao) Co., Ltd (“Home Inns Caobao”), and Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd (“Home Inns Fuzhou Kuaijie”), of which the principal activity generally relates to hotel management.

The total registered capital of the five VIEs was RMB 5,010,000 as of December 31, 2007. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi, 70% ownership interest in Home Inns Fuzhou Kuaijie and 75% ownership interest in Home Inns Caobao, and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation.

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

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

c. Foreign currencies

The Group’s functional currency and reporting currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2007 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.2946, on December 31, 2007, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2007, or at any other rate.

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash balance as of December 31, 2006 consists of RMB 113,135,507, US$82,488,096 and HK$738,890. Cash balance as of December 31, 2007 consists of RMB 38,185,717, US$ 208,422,581 and HK$ 2,105,053.

f. Restricted cash

Restricted cash is securities provided for short-term loans.

g. Allowance for doubtful accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision, if any. As of December 31, 2006 and 2007, allowance provided for other receivables were RMB nil and RMB 362,500, respectively.

h. Consumables

The Group purchases consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

i. Property and equipment, net

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

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Buildings	40 years

Leasehold improvements	Over the shorter of the economic useful life or the lease period

Machinery and equipment	5 to 10 years

Furniture, fixtures and office equipment	3 to 5 years

Construction in progress represents leasehold improvements under construction or installation is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and amortization commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

j. Goodwill

Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2005, 2006, and 2007.

k. Intangible assets, net

Intangible assets consist primarily of intangible assets acquired in business combinations. The Group applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS No. 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate. Unfavorable lease acquired through business combinations is recognized as a liability.

Purchased software is stated at cost less accumulated amortization and impairment, if any.

l. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2005, 2006, and 2007.

m. Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, receivables, payables, accruals, borrowings and convertible bonds. As of December 31, 2006 and 2007, carrying values of these financial instruments approximated their fair values.

n. Employee benefits

The employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the accompanying balance sheets were RMB 1,230,005 and RMB 3,062,797 for the years ended December 31, 2006 and 2007, respectively.

o. Accruals for customer reward program

The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2006 and 2007, the accruals for customer reward program amounted to RMB 2,743,366 and RMB 5,438,922 , respectively, based on the estimated liabilities under the customer reward program.

p. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees paid prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs. Deferred revenue, non-current represents cash received from sales of membership programs, which should be recognised after one year from the balance sheet date.

q. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 6% to 7% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

Revenues from the one-time membership fees are recognized over the estimated average customer relationship period. Prior to 2006, given the limited history in operating the Group’s customer reward program (Note 2(o)), all one-time membership fees were recognized as deferred revenue when received. In 2006, management made an analysis on the historic pattern of the activities of membership cards and noted that membership cards with no activities for more than a year are most likely to expire in the future and therefore the Group recognized revenue from one-time membership fees when membership records show no activity within a year. For the years ended December 31, 2005, 2006 and 2007, the Company recognized revenue of RMB nil, RMB 1,802,462 and RMB 3,380,863 from one-time membership fees.

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

t. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program and payroll and related compensation for the Group’s sales and marketing personnel. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred, and amounted to RMB 4,668,580, RMB 5,334,465 and RMB 10,433,627 for the years ended December 31, 2005, 2006 and 2007, respectively.

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

If the compensation cost for the year ended December 31, 2005 had been determined based on the fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Group’s net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts disclosed below.

2005
Net income, as reported	20,932,672
Add: Compensation expense under APB No. 25	959,826
Less: Compensation expense under SFAS No. 123	(1,049,442)

Pro forma net income	20,843,056

Less: Amount allocated to participating preference shareholders	(9,446,330)

Pro forma net income attributable to ordinary shareholders	11,396,726

Basic earnings per share
— As reported	0.42

— Pro forma	0.42

Diluted earnings per share
— As reported	0.40

— Pro forma	0.40

v. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

w. Borrowing costs

Interest costs are capitalized for qualifying assets in accordance with SFAS No. 34, “Capitalization of Interest Cost”. For the years ended December 31, 2005, 2006, and 2007, total interest capitalized was RMB 264,659, RMB 966,310 and RMB 1,558,069 , respectively.

x. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels is charged to the consolidated statements of operations in the period in which it is incurred.

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

z. Other non-operating income

Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2005 , 2006 and 2007, the Group received financial subsidies of RMB 1,983,546, RMB 4,934,311 and RMB 6,854,234, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.

aa. Statutory reserves

Based on the legal formation of the entities, appropriation of statutory reserves may be different. The Group’s PRC subsidiaries and VIE subsidiaries, except for Home Inns Beijing, Hemei Hotel Management (Shanghai) Limited (“Hemei”), Shanghai Huiju Hotel Equipment Lease Co., Ltd. (“Huiju”) and Hong Kong Ai Home Investment Company (“Ai Home”) are required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve reaches 50% of the registered capital of the respective subsidiaries, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective companies under PRC GAAP. The Group’s Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries were also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.

Hemei, Huiju, Ai Home and Home Inns Beijing, wholly foreign owned enterprises, are required to set aside at least a 10% of their net income as reported in their PRC statutory accounts on an annual basis to the Reserve Fund. Once the total Reserve Fund reaches 50% of the registered capital , further appropriations are discretionary. Hemei, Huiju, Ai Home and Home Inns Beijing are also required to set aside a portion of their net income as reported in their PRC statutory accounts, at the discretion of their board of directors, on an annual basis to Workers’ Bonus and Welfare Fund.

Appropriations to the Workers’ Bonus and Welfare Fund are recognized as general and administrative expenses and charged to the consolidated statements of operations. During the years ended December 31, 2005, 2006, and 2007, no appropriations were made to the Workers’ Bonus and Welfare Fund.

Appropriations to the Statutory Surplus Reserves and Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2005, 2006 and 2007, the Group made total appropriations to these statutory reserves of RMB 8,036,956, RMB 12,054,521 and RMB 17,919,040, respectively.

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

ab. Dividends

Dividends are recognized when declared. The Company has not declared or paid any dividends.

The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2aa). Restricted net asset of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB 824,662,699 as of December 31, 2007.

ac. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03- 6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible redeemable preferred shares and convertible bond (using the if-converted method) and restricted stock and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

ad. Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

ae. Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No.157 is not expected to have a material impact on the Company’s consolidated financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”) and SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS No. 160”), which will change the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. SFAS No.141R and SFAS No.160 will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No.141R and SFAS No.160 on its consolidated financial statements.

af. Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2006 and 2007, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2005, 2006 and 2007. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2006 and 2007.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2006	2007
Prepaid expenses	7,257,126	40,560,280
Rental and other deposits	561,606	1,251,154
Other current assets	2,710,892	20,477,548
Allowance	—	(362,500)

Total	10,529,624	61,926,482

Prepaid expenses consist of prepaid rental expenses and prepaid utility expenses. Other current assets consist of interest receivables and receivables related to acquisition of Top Star hotel chain.

4. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2006	2007
Buildings	—	9,813,600
Leasehold improvements	390,111,963	895,414,247
Machinery and equipment	30,371,182	68,875,608
Furniture, fixtures and office equipment	87,971,890	193,403,238
Construction in progress	28,010,120	161,583,261

	536,465,155	1,329,089,954
Less: Accumulated depreciation and amortization	(78,406,547)	(181,408,491)

Property and equipment, net	458,058,608	1,147,681,463

Depreciation and amortization expenses incurred for the years ended December 31, 2005, 2006 and 2007 are RMB 23,481,563, RMB 46,013,889 and RMB 85,404,871 respectively.

Included in leasehold improvements and construction in progress is accumulated capitalized interest of RMB 264,659, RMB 1,230,969 and RMB 2,789,038 as of December 31, 2005, 2006 and 2007, respectively.

5. INTANGIBLE ASSETS AND UNFAVORABLE LEASE

Intangible assets and unfavorable lease as of December 31 are as follows:

	2006	2007
Intangible assets —
Favorable lease agreements	803,683	41,762,505
Franchise agreements	730,548	730,548
Customer relationship	—	83,458
Purchased software	2,655,243	7,896,396

	4,189,474	50,472,907

Less: Accumulated amortization —
Favorable lease agreements	(444,387)	(1,794,563)
Franchise agreements	(146,609)	(318,604)
Customer relationship	—	(2,317)
Purchased software	(576,683)	(1,618,030)

	(1,167,679)	(3,733,514)

Intangible assets, net	3,021,795	46,739,393

Unfavorable lease liability —
	2006	2007
Unfavorable lease agreements	—	20,246,703
Less: Accumulated amortization	—	(352,287)

Unfavorable lease liability, net	—	19,894,416

Franchise agreements, favorable and unfavorable leases agreements were acquired in the purchase of minority interests in Home Inns Beijing, equity of Top Star hotel chain and other acquisitions (Note 6). The values of favorable lease agreements were determined based on the estimated present value of the amount the company has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired leases that are additional to the market prices. Unfavorable lease is recognised as a liability. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.

Amortization expense of intangible assets for the years ended December 31, 2005, 2006, and 2007 amounted to RMB 363,936, RMB 588,747 and RMB 2,565,835, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavourable Lease	Net Amortization
2008	5,031,682	(1,664,288)	3,367,394
2009	4,831,935	(1,651,458)	3,180,477
2010	4,735,270	(1,645,033)	3,090,237
2011	4,570,282	(1,637,708)	2,932,574
2012	4,579,390	(1,637,631)	2,941,759

	23,748,559	(8,236,118)	15,512,441

6. ACQUISITION

a. Acquisition of Beijing Huidong Milinde Investment Management Co. Ltd.

The Group and Beijing Yikang Meilin Network Technology Ltd., (Yikang) entered into an equity transfer agreement in March 2007 for the Group to acquire 100% equity of Beijing Huidong Milinde Investment Management Co. Ltd., (Huidong), a subsidiary of Yikang. Huidong’s primary assets included a leased-and-operated hotel, which was previously under franchise agreement with the Company. Accordingly, Huidong has been consolidated by the Group as of April 2007. The acquisition resulted in the recognition of goodwill and intangible assets (favorable leases) amounting to RMB 32.32 million and RMB 8.24 million, respectively.

b. Acquisition of Beijing City Sunshine Hotel Management Inc.

The Group and Yousheng Fanya (Beijing) Investment Co. Ltd., entered into an equity transfer agreement in June 2007 for the Group to acquire 100% equity of Beijing City Sunshine Hotel Management Inc (City Sunshine). City Sunshine has been consolidated by the Group as of July 2007. The acquisition resulted in the recognition of goodwill and intangible assets (favorable leases) estimated at approximately RMB 29.77 million and RMB 4.95 million, respectively, subject to final consideration payment adjustments.

c. Acquisition of the remaining 4.412% stake in Home Inns Beijing

The Group and Poly Victory Investments Ltd, the minority shareholder of Home Inns Beijing, entered into an equity transfer agreement in July 2007 for the Group to acquire the remaining 4.412% minority interest of Home Inns Beijing, with the total consideration consisting of RMB 60 million and 441,669 ordinary shares of Home Inns (a total of RMB 113,782,174). Home Inns Beijing has been fully consolidated by the Group as of August 2007. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Allocation of purchase price (in RMB):

Fair value of net tangible assets acquired	5,062,513
Intangible assets-favorable lease	9,419,074
Intangible assets-customer relationship	83,458
Unfavorable lease liability	(4,048,703)
Goodwill	104,165,714
Net deferred tax liability, non-current	(899,882)

Total purchase price	113,782,174

d. Acquisition of Top Star hotel chain

The Group, Hong Kong Ai Home Hotel Investment Company and Shanghai Chuwen Investment Co., Ltd., collectively the Top Star hotel chain (Top Star), entered into an equity transfer agreement in October 2007 for the Group to acquire 100% equity of Top Star. The cost of the acquisition was based on the sum of (i) the estimated fair value of the 655,831 shares issued, (ii) cash consideration of RMB 68 million, and (iii) the assumption of debts for RMB 192 million. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Allocation of purchase price (in RMB):

Fair value of net tangible assets acquired	170,404,069
Intangible assets-favorable lease	18,345,000
Unfavorable lease liability	(16,198,000)
Goodwill	198,263,889
Deferred tax liability, non-current	(354,255)

Total purchase price	370,460,703

e. Unaudited Pro forma Financial Information

The following unaudited consolidated pro forma information presents information of the Group as if all acquisitions above occurred on January 1, 2006.

(in RMB)	For the year ended December 31, 2006	For the year ended December 31, 2007
	(unaudited)	(unaudited)
Net revenues	578,446,023	1,018,658,311
Income from operations	32,527,191	28,231,557
Net income/(loss)	3,387,731	(42,304,342)
Earnings per share
Basic	0.09	(0.60)
Diluted	0.09	(0.60)

The unaudited pro forma financial information includes RMB 1,424,898 and RMB 716,245 in 2006 and 2007, respectively for the amortization of identifiable intangible assets. The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2006.

7. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Home Inns HK was subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities, are 30% plus a local income tax of 3%. Five of the Group’s subsidiaries and VIE subsidiaries enjoy a preferential income tax rate of 15%.

Certain other subsidiaries of the Group were granted by local tax authorities a one-year to three-year EIT exemption on their taxable income, respectively, commencing from their establishment, which began in 2005, 2006 and 2007, respectively. For the years ended December 31, 2005, 2006 and 2007, total tax benefits recognized by these subsidiaries as a result of the tax exemption were RMB 4,227,738, RMB 1,821,440 and RMB 1,771,185.

The aggregate and per share effect of the tax exemptions available to the Group are as follows:

	2005	2006	2007
Aggregate effect	4,227,738	1,821,440	1,771,185
Per share effect—basic	0.08	0.03	0.03
Per share effect—diluted	0.08	0.03	0.02

Effective from January 1, 2008, the Company’s subsidiaries and its VIE subsidiaries should determine and pay the corporate income tax in accordance with the Corporate Income Tax Law of the People’s Republic of China (hereinafter “the new CIT Law”) as approved by the National People’s Congress on March 16, 2007. Under the new CIT Law, the corporate income tax rate applicable to most of the Group’s PRC entities has been decreased from 33% to 25% from 2008. Due to the change, the Company recognised a non-recurring provision of RMB 6,096,529 for deferred tax for the year ended December 31, 2007.

Additionally, according to the newly issued tax law, 10% withholding income tax (“WHT”) will be levied on the foreign investor for dividend arises from foreign investment enterprises (“FIEs”) profit earned after January 1, 2008. Where FIEs declare dividend in 2008 and beyond out of the cumulative retained earnings as of December 31, 2007, such dividends earned by the foreign investors shall be exempt from WHT. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. The Company does not expect that the new tax rule will have a material impact to the Company’s financial statements.

Composition of income tax expense

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2005	2006	2007
Current income tax expense	16,453,611	38,736,179	68,668,284
Deferred income tax benefit	(9,927,633)	(17,345,568)	(23,632,754)

Income tax expense	6,525,978	21,390,611	45,035,530

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2005	2006	2007
Statutory EIT rate	33%	33%	33%

Tax differential from statutory rate applicable to subsidiaries in the PRC	(30)%	(18)%	(27)%
Impacts from changed EIT rate from 33% to 25%	—	—	18%
Non-deductible expenses under tax laws	7%	4%	17%
Permanent difference	10%	10%	11%

Effective EIT rate	20%	29%	52%

Deferred tax assets and liabilities comprised:

	2006	2007
Deferred tax assets, current:
Tax loss carry forwards	3,129,732	10,812,486
Deductible temporary differences related to:
-pre-operating expenses	1,220,353	4,002,397
-rental expenses	129,383	479,329
-accruals for customer reward program	905,311	1,374,121
-others	286,160	956,076
Valuation allowance	—	(1,050,572)

	5,670,939	16,573,837

Deferred tax assets, non-current:
Tax loss carry forwards	—	30,372,697
Deductible temporary differences related to:
-rental expenses	16,813,502	28,735,486
-pre-operating expenses	4,612,108	15,108,117
-deferred revenue	4,275,789	7,389,835
-unfavorable lease	—	3,282,578
-Others	719,400	437,023
Valuation allowance	—	(36,301,942)

	26,420,799	49,023,794

Total deferred tax assets	32,091,738	65,597,631

Deferred tax liabilities, non-current:
Taxable temporary differences related to intangible assets and other GAAP differences	165,074	13,636,670

Total deferred tax liabilities	165,074	13,636,670

The Group had tax loss carryforward of RMB164,740,732 as of December 31, 2007 which contained Top Star’s tax loss carryforward of RMB121,490,790. The realization of Top Star’s tax loss carryforward has reduced goodwill at the date of acquisition (October 2007). The Group’s remaining tax loss carryforward will be net against future taxable income. These tax losses will expire on January 1, 2013.

8. BORROWINGS

	2006	2007
Short-term bank loans	124,000,000	269,000,000

Short-term bank loans bear interests at the rate ranging from 6.48% to 6.84% for 2007 (2006: 5.022% to 5.580%) per annum and are repayable in 2008.
	2006	2007
Long-term bank loans	—	18,036,135

Long-term bank loans bear interests at the rate of 6.57% for 2007, and are repayable in 2009.

9. CONVERTIBLE BOND

In December 2007, the Company issued RMB1,110 million of USD settled zero coupon convertible bonds (the “Bonds”) due 2012. The bonds will mature on December 10, 2012.

Each Bond will, at the option of the holder, be convertible (unless previously redeemed, converted or purchased and cancelled) on or after March 9, 2008 into fully paid ordinary shares with a par value of US$0.005 each of the Company at the USD equivalent of its RMB principal amount. The conversion price is subject to adjustment upon the occurrence of certain events.

Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed on December 10, 2012 at an amount equal to the USD equivalent of their RMB principal amount multiplied by 102.53%. At any time after December 10, 2010 and prior to December 10, 2012, the Company may redeem all but not some only of the Bonds at a redemption price equal to the USD equivalent of their redemption amount (represents for the bondholder a gross yield to maturity of 0.5% per annum calculated on a semi-annual basis) on the redemption date if the closing price of the ADSs for each of 20 out of 30 consecutive trading days prior to the date upon which notice of such redemption is given, was at least 125% of the convention price then in effect translated into RMB at the fixed exchange rate of US$1.00 to RMB7.40. The Company may redeem all and not some only of the Bonds at a redemption price equal to the USD of their early redemption amount on the redemption date if at any time at least 90% in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

The Bonds may also be redeemed at the option of the holders at a redemption price equal to the USD equivalent of their early redemption amount upon the ADSs ceasing to be listed on the Nasdaq Global Market or the occurrence of a change of control. All and not some only of the Bonds may be redeemed at any time at a redemption price equal to the USD of their early redemption amount in the event of certain changes relating to Cayman Islands or PRC taxation, subject to the non-redemption option of each bondholder after the exercise by the Company of its tax redemption option.

The Bonds were recorded as a long-term liability. Its embedded redemption and conversion features were not bifurcated under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The issuance cost related to the Bonds offering amounted to approximately US$4.3 million and was recorded as deferred financing charges in other assets.

As of December 31, 2007, the fair value of the Bonds approximated its carrying value based on quoted market price. The shares issuable upon conversion of the Bonds have been included in the computation of diluted earning per share since the Bonds were issued.

10. SHARE CAPITAL

As of December 31, 2007, the authorized share capital of the Company was US$1,000,000, divided into 200,000,000 ordinary shares.

(a) Ordinary Shares

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

On October 31, 2006, upon the completion of the initial public offering, the Company issued 5,874,237 ADSs or 11,748,474 shares, which were priced at US$13.8 per ADS. Each ADS represents two ordinary shares. Total proceeds, net of issuance costs paid and payable from the offering, amounted to RMB 581,251,474. Upon completion of the Company’s initial public offering, all convertible preferred shares were automatically converted into 22,924,886 ordinary shares. The Company’s authorized shares became 200,000,000 shares of US$0.005 par value per ordinary share.

In May 2007, the Company completed a secondary offering, during which it issued 1,478,155 ADSs or 2,956,310 shares, which were priced at US$ 34.27 per ADS, or US$ 17.135 per share. Each ADS represents two ordinary shares. Total proceeds, net of issuance costs paid and payable from the offering, amounted to approximately RMB 370.38 million.

(b) Convertible preferred shares

In 2003, the Company issued 17,241,400 and 2,417,605 of Series A and Series B convertible preferred shares at issuance prices of US$ 0.232 and US$ 0.3309, respectively.

On January 24, 2005, the Company also entered into a Series C Preferred Share Subscription Agreement, whereby the Company authorized and issued 3,265,841 shares of the Company’s Series C convertible preferred shares at an issue price of US$1.531 per share. On October 31, 2006, upon completion of the Company’s initial public offering, convertible preferred shares were automatically converted into ordinary shares.

11. SHARE BASED COMPENSATION

On February 28, 2003, the Company adopted a share option plan (“2003 Option Plan”) under which the directors of the Company may, at their discretion, grant options to acquire ordinary shares to any senior executives (including directors) and employees of the Company and/or its subsidiaries. Share options vest annually over a period of 4 years and once vested can be exercised within 5 years from the date of grant. The 2003 Option Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 5% of total ordinary and preferred shares outstanding. On May 30, 2005, the Company adopted a board resolution to increase shares reserved under the share option plan to 6% of total ordinary and preferred shares outstanding. At the end of 2005, this represents 3,019,442 options based on the then outstanding ordinary and preferred shares outstanding. On March 30, 2006, the Company adopted a shareholders resolution to increase shares reserved for the share options plan to 9% of total ordinary and preferred shares outstanding. At the end of December 31, 2007, this represented 4,784,226 options based on the then outstanding ordinary shares, which have been fully issued.

In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2007, there was approximately RMB 2,093,009 in deferred compensation costs related to restricted stocks. Share-based compensation expenses associated with restricted stocks were RMB 583,520 and RMB 1,037,547 during the years ended December 31, 2006 and 2007, respectively. The weighted average remaining contractual life was 2.7 years for restricted stock grants outstanding at December 31, 2007.

Changes in the restricted stock grants in 2007 were as follows:

	Number of Restricted Stocks	Weighted Average Grant-Date Fair Value (US$)
Outstanding at the beginning of the year	734,110	US$	1.7501
Granted	—		—
Vested	(255,000)	US$	1.4171
Forfeited	—		—

Outstanding and unvested at the end of the year	479,110	US$	1.9274

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent rights, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. The number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 6% of the total outstanding ordinary shares (excluding ordinary shares issued upon exercise of awards pursuant to the 2003 Option Plan and 2006 Share Incentive Plan) from time to time. As of December 31, 2007, this represented 2,429,601 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.

In April and December 2007, the Company granted 1,443,600 and 270,000 share options to its employees and directors under 2006 Share Incentive Plan, with the fair value at US$17.395 and US$17.5 in the recognition provisions of SFAS No. 123.

The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share

Incentive Plan as of and for the year ended December 31, 2007:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)
Outstanding at the beginning of the year	3,198,886	US$	3.1092	3.7	US $	50.1
Granted	1,713,600	US$	17.4115
Exercised	(465,736)	US$	0.8340
Forfeited	(117,848)	US$	9.9779
Cancelled	(500)	US$	3.2000

Outstanding at the end of the year	4,328,402	US$	8.8284	3.5	US $	38.9

Vested and exercisable at the end of the year	1,545,083	US$	4.8080	2.9	US $	20.1

The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 17.81 per share as of December 31, 2007.

The following is information relating to options outstanding as of December 31, 2007:

			Outstanding		Exercisable
Exercise price	Weighted- average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual life (years)
US$ 0.3309	US$	0.5701	676,360	1.65	538,399	1.62
US$ 1.531	US$	1.3327	153,600	2.52	85,267	2.51
US$ 2.25	US$	1.9730	305,392	2.92	143,108	2.92
US$ 2.72	US$	2.720	484,350	3.21	202,788	3.21
US$ 3.20	US$	3.200	284,600	3.51	103,767	3.51
US$ 5.50	US$	5.500	609,000	3.75	190,311	3.75
US$ 16.64	US$	16.64	149,500	3.99	37,375	3.99
US$ 17.39	US$	17.39	1,395,600	4.30	242,195	4.30
US$ 17.50	US$	17.50	270,000	4.97	1,873	4.97

			4,328,402		1,545,083

In connection with the share options granted during the years ended December 31, 2005, 2006 and 2007, the Company recognized share-based compensation expense of RMB 959,826, RMB 2,832,868 and RMB 14,033,560, respectively. As of December 31, 2007, there was RMB 62,372,412 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 2.86 years.

The Company calculated the estimated fair value of share options on the date of grant using the Black- Scholes pricing model with the following assumptions:

	2005	2006	2007
Risk-free interest rate (1)	2.51% to 4.788%	4.983% to 5.204%	3.2% to 3.58%
Expected life (years) (2)	3 to 4.5	3 to 4.5	3 to 4.5
Expected dividend yield (3)	—	—	—
Expected Volatility (4)	—	28.6% to 34.3%	36.8%

(1)	The risk-free interest rate is based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(2)	The expected life of share options granted under the 2003 Option Plan and the 2006 Share Incentive Plan is generally based on the average between the vesting period and the contractual term for each grant.
(3)	The Company has no history or expectation of paying dividends on its ordinary share.
(4)	For the year ended December 31, 2007, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

12. OTHER PAYABLES AND ACCRUALS

	2006	2007
Accrued expenses	21,271,480	34,424,329
Others	1,230,005	2,145,840

Other unpaid and accruals-subtotal	22,501,485	36,570,169

Payables on construction cost of leasehold improvements	72,127,148	185,826,658
Payables related to acquisition	—	122,278,304
Payables to employees for exercised options	—	17,692,549
Deposit from franchised-and-managed hotels	4,050,675	7,355,996
Others	7,440,531	17,050,336

Others payables-subtotal	83,618,354	350,203,843

Total	106,119,839	386,774,012

13. RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related parties	Relationships with the Company
Top Sterling International Limited	Former principal shareholder of the Company

Poly Investment	Principal shareholder of the Company

BTG	Parent company of Poly Investments

Ctrip.com International, Ltd.	Common directors

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Shanghai Xin Zhi Trading Co., Ltd.	Minority interest of subsidiary

Fujian Yun Tong Co., Ltd.	Minority interest of subsidiary

Ji Qi	Former director of the Company

Sun Jian	Director of the Company

May Wu	Senior management of the Company

Liang Rixin	Senior management of the Company

Related party transactions during the years ended December 31 are as follows:

	2005	2006	2007
Sales commissions paid to Ctrip.com International, Ltd.	2,381,554	5,996,578	8,936,554
Rental fees paid to Jian Guo Inns	3,500,000	3,500,000	2,800,000
Other income from Ctrip.com International, Ltd.	136,000	18,000	—
Long-term loan obtained from BTG	40,000,000	20,000,000	—

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2006	2007
Sun Jian (a)	83,453	—
Liang Rixin (a)	114,335	—
Shanghai Xin Zhi Trading Co., Ltd.(b)	—	1,372,000

	197,788	1,372,000

(a)	The amounts due from Sun Jian and Liang Rixin arose from their individual income tax withheld by the Company in connection with the issuance of restricted stocks in July 2006 (Note 11). These amounts were subsequently collected from Sun Jian and Liang Rixin in March 2007.
(b)	The amounts due from Shanghai Xin Zhi Trading Co., Ltd. represented the advance payment for dividends.

Due to related parties:

	2006	2007
Ctrip.com International, Ltd.	508,331	1,298,361
Top Sterling International Limited	129,677	—
Jian Guo Inns	5,390	31,690
Fujian Yun Tong Co., Ltd.	—	900,000
Sun Jian (c)	1,961,490	1,223,243
Liang Rixin (c)	1,200,908	682,733
May Wu (c)	3,584,194	2,514,609

	7,389,990	6,650,636

(c) The amounts due to Sun Jian, Liang Rixin and May Wu represented the consideration paid by them in July 2006 for restricted shares with repurchase feature (Note 11).

	2006	2007
Current portion of long-term loan from BTG (d)	10,000,000	—
Long-term loan from BTG (d)	50,000,000	—

	60,000,000	—

(d)	In June 2005, Home Inns Beijing and the Company entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to Home Inns Beijing in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if Home Inns Beijing defaults, and the parties of the agreement fail to reach consensus on an extension of the loan agreement, BTG can choose one of three options: 1) request liquidation of Home Inns Beijing or the Company and obtain repayment via legal proceedings; 2) if the net assets of the Company on such date exceed those on the agreement date, BTG may convert the loan principal amount into 11.15% of equity shares in the Company; or 3) if the net assets of Home Inns Beijing exceed RMB 663,477,155, BTG may convert the outstanding loan principal amount into a percentage of equity shares in Home Inns Beijing determined by dividing the outstanding loan principal amount by RMB 663,477,155. On March 28, 2007, the long-term loan was fully repaid in advance.

The amounts due from and due to related parties as of December 31, 2006 and 2007 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. Except for the long-term loan from BTG, these amounts are not collateralized, free of interest and receivable or payable on demand.

14. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	2005	2006	2007
Numerator:
Net income for the year	20,932,672	46,894,358	35,756,010
Amount allocated to participating preference shareholders	(9,486,945)	(16,173,962)	—

Net income available to ordinary shareholders	11,445,727	30,720,396	35,756,010

Dilutive effect of convertible bond	—	—	308,333
Numerator for diluted earnings per share	11,445,727	30,720,396	36,064,343

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	27,399,140	35,550,114	68,323,370
Dilutive effect of share options	1,314,048	1,980,218	2,909,845
Dilutive effect of convertible bond	—	—	5,650,780

Denominator for diluted earnings per share	28,713,188	37,530,332	76,883,995

Basic earnings per share	0.42	0.86	0.52

Diluted earnings per share	0.40	0.82	0.47

Net income for the year has been allocated to the common share and preference share based on their respective rights to share in dividends in 2005 and 2006.

15. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2007, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 197,410,967.

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related-party	Non-related party	Total
	RMB	RMB	RMB
2008	2,800,000	402,745,198	405,545,198
2009	2,800,000	452,757,649	455,557,649
2010	2,800,000	457,588,927	460,388,927
2011	2,800,000	461,890,950	464,690,950
2012	2,800,000	465,459,751	468,259,751
Thereafter	11,966,667	3,876,830,695	3,888,797,362

Total	25,966,667	6,117,273,170	6,143,239,837

Rental expenses amounted to RMB 75,166,291, RMB 129,533,864 and RMB 223,311,310 during the years ended December 31, 2005, 2006 and 2007, respectively.

(c) Contingencies

As of December 31, 2007 the Group had no significant outstanding contingency.

16. SUBSEQUENT EVENTS

In March 2008, the Company granted 1,093,200 share options to some of its employees and directors under the 2006 share Incentive Plan, with an exercise price of US$19.38 per ADS.

17. ADDITIONAL INFORMATION-CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No.18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed statement of operations and cash flows for the year ended December 31, 2005 were presented as if Home Inns HK was the parent company. Subsidiaries income or loss is included as the Company’s “Share of income from affiliated companies and subsidiaries” on the statement of operations. The Company was incorporated in May 2006 and immediately became the parent company of Home Inns Hong Kong and its operating subsidiaries. The condensed financial statements have been prepared as if the Company had been in existence since January 1, 2006. The subsidiaries did not pay any dividend to the Company for the periods presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2006 and 2007.

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
				(Note 2(d))
Condensed statements of operations:	—	—	—	—
Net revenues	—	—	—	—
Total operating expenses	(1,834,455)	(899,944)	(2,502,607)	(343,077)

Loss form operations	(1,834,455)	(899,944)	(2,502,607)	(343,077)

Share of income from affiliated companies and subsidiaries	22,439,715	52,532,219	78,027,394	10,696,597
Interest income	327,412	264,874	27,249,738	3,735,604
Interest expense	—	—	(309,694)	(42,455)
Foreign exchange loss	—	(5,002,792)	(66,708,821)	(9,144,960)

Income before income tax expenses	20,932,672	46,894,357	35,756,010	4,901,709

Income tax expenses	—	—	—	—
Net income for the year	20,932,672	46,894,357	35,756,010	4,901,709

Amount allocated to participating preference shareholders	(9,486,945)	(16,173,962)	—	—

Net income available to ordinary shareholders	11,445,727	30,720,395	35,756,010	4,901,709

	2006	2007	2007
	RMB	RMB	US$
			(Note 2(d))
Condensed balance sheet:
Assets
Current assets:
Cash and cash equivalents	610,748,971	1,115,934,461	152,980,898
Restricted cash	—	173,849,480	23,832,627
Prepaid expensed and other receivables	—	8,100,072	1,110,420
Due from related parties	—	879,897,035	120,623,068

Total current assets	610,748,971	2,177,781,048	298,547,013

Investments in subsidiaries	310,271,151	403,369,652	55,297,021
Other assets	—	30,474,562	4,177,688
Total assets	921,020,122	2,611,625,262	358,021,722

Liabilities
Current liabilities
Due to related parties	27,518,181	7,017,186	961,970
Other payables and accruals	3,763,389	18,902,306	2,591,272

Total current liabilities	31,281,570	25,919,492	3,553,242

Non-current liabilities
Convertible bond	—	1,110,308,333	152,209,625

Total liabilities	31,281,570	1,136,227,825	155,762,867

Shareholder’s equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 65,712,839 and 70,487,385 shares issued and outstanding as of December 31, 2006 and 2007, respectively)	2,690,943	2,873,597	393,935
Additional paid-in capital	813,222,265	1,362,942,486	186,842,663
Retained earnings	73,825,344	109,581,354	15,022,257

Total shareholder’s equity	889,738,552	1,475,397,437	202,258,855

Total liabilities and shareholder’s equity	921,020,122	2,611,625,262	358,021,722

	2005	2006	2007	2007
	RMB	RMB	RMB	USD
				(Note 2(d))
Condensed statements of cash flows:
Cash flows from operating activities:
Net income	20,932,672	46,894,358	35,756,010	4,901,709
Adjustments to reconcile net income to net cash (used in) provided by operating activities :
Share-based compensation	959,826	—	—	—
Amortisation	—	—	1,324,981	181,639
Share of income from affiliated companies and subsidiaries	(22,439,715)	(52,532,219)	(78,027,394)	(10,696,597)
Interest expense	—	—	309,694	42,455
Foreign exchange loss	—	5,002,792	66,708,821	9,144,959
(Increase) decrease in due from related parties	6,885	—	(700,580,690)	(96,041,002)
Increase in prepayments and other current assets	—	—	(7,117,127)	(975,671)
Increase (decrease) in payables to related parties	617,893	(37,964,793)	(18,174,987)	(2,491,567)
Increase in salary and welfare payable	279,967	—	—	—
Increase (decrease) in other payables and accruals	(160,454)	3,763,389	14,583,017	1,999,153

Net cash (used in) provided by operating activities	197,074	(34,836,473)	(685,217,675)	(93,934,922)

Cash flows from investing activities:
Investments in subsidiaries	(45,451,150)	—	—	—
Borrowings to a related party	—	—	(20,089,680)	(2,754,048)

Net cash used in investing activities	(45,451,150)	—	(20,089,680)	(2,754,048)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	—	650,588,236	366,866,077	50,292,830
Proceeds from issuance of preferred shares	40,328,648	—	1,917,444	262,858
Restricted cash paid for short-term borrowing	—	—	(173,849,480)	(23,832,627)
Net proceeds from convertible bonds	—	—	1,082,267,625	148,365,589

Net cash provided by financing activities	40,328,648	650,588,236	1,277,201,666	175,088,650

Effect of foreign exchange rate changes on cash and cash equivalents	—	(5,002,792)	(66,708,821)	(9,144,959)
Net increase in cash	(4,925,428)	610,748,971	505,185,490	69,254,721
Cash, beginning of year	9,581,398	—	610,748,971	83,726,177

Cash, end of the year	4,655,970	610,748,971	1,115,934,461	152,980,898

11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021, PRC
Telephone +86 (21) 6123 8888
Facsimile +86 (21) 6123 8800
pwccn.com

Report of Independent Registered Public Accounting Firm

To the shareholders of

Shanghai Chuwen Investment Holding Co., Ltd.

and Hong Kong Ai Home Investment Company:

In our opinion, the accompanying combined financial statements of Shanghai Chuwen Investment Holding Co., Ltd. and Hong Kong Ai Home Investment Company (collectively the “Company”) and their subsidiaries comprising the combined balance sheets and the related combined statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 18, 2008

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Note	2005	2006
		RMB	RMB
Revenues:
Leased-and-operated hotels		—	4,995,699
Less: Business tax and related surcharges		—	(263,314)

Net revenues		—	4,732,385

Operating costs and expenses:
Leased-and-operated hotel costs—
Rents and utilities		—	(20,859,598)
Personnel costs		—	(3,262,526)
Depreciation and amortization		—	(1,268,382)
Consumables, food and beverage		—	(1,698,411)
Others		(538,681)	(1,291,373)

Total leased-and-operated hotel costs		(538,681)	(28,380,290)
Sales and marketing expenses		—	(2,614,091)
General and administrative expenses		(807,887)	(16,478,594)

Total operating costs and expenses		(1,346,568)	(47,472,975)

Loss from operations		(1,346,568)	(42,740,590)

Interest income		5,385	54,968
Other non-operating income		—	553,669

Loss before income tax expense and minority interests		(1,341,183)	(42,131,953)
Minority interests		—	—
Income tax expense	7	—	—

Net Loss		(1,341,183)	(42,131,953)

The accompanying notes are an integral part of these combined financial statements.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Note	2005	2006
		RMB	RMB
ASSETS
Current assets:
Cash		5,611,176	5,856,017
Accounts receivable		—	117,552
Consumables		—	6,226,558
Prepayments and other current assets	3	364,129	10,600,294

Total current assets		5,975,305	22,800,421

Property and equipment, net	4	774,784	107,323,936
Intangible assets, net	5	1,040,000	2,493,447
Other assets	6	—	9,598,617

Total assets		7,790,089	142,216,421

LIABILITIES
Current liabilities:
Accounts payable		—	2,240,011
Borrowings from related parties	9	8,000,000	93,400,000
Payables on construction costs		—	29,972,048
Accrued expenses and other current liabilities	8	131,271	16,020,984

Total current liabilities		8,131,271	141,633,043

Deferred rental		—	7,122,224
Borrowings from related parties, non-current	9	14,000,000	49,929,289

Total liabilities		22,131,271	198,684,556

Minority interest		—	5,000

Commitments and contingencies	10

Shareholders’ equity
Capital stock		100,000,001	100,000,001
Less: Receivables from affiliates	9	(113,000,000)	(113,000,000)
Retained earnings		(1,341,183)	(43,473,136)

Total shareholders’ equity		(14,341,182)	(56,473,135)

Total liabilities and shareholders’ equity		7,790,089	142,216,421

The accompanying notes are an integral part of these combined financial statements.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Capital Stock	Retained earnings	Receivables from affiliates	Total shareholders’ equity
Balance as of January 1, 2005	—	—	—	—
Capital stock of Shanghai Chuwen Investment Holding Co., Ltd.	100,000,000	—	—	100,000,000
Capital stock of Hong Kong Ai Home Investment Company	1	—	—	1
Lending to affiliates	—	—	(113,000,000)	(113,000,000)
Net loss	—	(1,341,183)	—	(1,341,183)

Balance as of December 31, 2005	100,000,001	(1,341,183)	(113,000,000)	(14,341,182)
Net loss	—	(42,131,953)	—	(42,131,953)

Balance as of December 31, 2006	100,000,001	(43,473,136)	(113,000,000)	(56,473,135)

The accompanying notes are an integral part of these combined financial statements.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	2005	2006
	RMB	RMB
Cash flows from operating activities:
Net loss	(1,341,183)	(42,131,953)
Adjustments to reconcile net loss to net cash used in operating activities :
Depreciation and amortization	1,272	2,049,310
Provision for doubtful accounts	—	587,500
Increase in accounts receivable	—	(117,552)
Increase in consumables	—	(6,226,558)
Increase in prepayments and other current assets	(364,129)	(10,823,665)
Increase in other assets	—	(9,598,617)
Increase in accounts payable	—	2,240,011
Increase in accrued expenses and other current liabilities	131,271	15,889,713
Increase in deferred rental	—	7,122,224

Net cash used in operating activities	(1,572,769)	(41,009,587)

Cash flows from investing activities:
Purchase of property and equipment	(776,056)	(78,384,409)
Purchase of intangible assets	(1,040,000)	(1,695,452)

Net cash used in investing activities	(1,816,056)	(80,079,861)

Cash flows from financing activities:
Capital contribution from shareholders	100,000,001	—
Capital contribution from minority shareholder	—	5,000
Borrowing from related parties	22,000,000	129,329,289
Repayment of borrowing from related parties	—	(8,000,000)
Lending to affiliates	(113,000,000)	—

Net cash provided by financing activities	9,000,001	121,334,289

Net increase in cash	5,611,176	244,841
Cash, beginning of year	—	5,611,176

Cash, end of year	5,611,176	5,856,017

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	—	—
Cash paid during the year for interest	—	—

Supplemental schedule of non-cash investing and financing activities:
Increase in payables for property and equipment	—	29,972,048

The accompanying notes are an integral part of these combined financial statements.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

Shanghai Chuwen Holding Investment Co., Ltd. (“Chuwen”) was incorporated in Shanghai on January 18, 2005. The shareholders were two PRC citizens who owned 90% and 10% of Chuwen, respectively.

Hong Kong Ai Home Investment Company (“Ai Home”) was incorporated under the laws of Hong Kong Special Administration Region on September 30, 2005. The shareholder of Ai Home was Alphaport International Limited, a corporation incorporated by one of the shareholders of Chuwen.

Shanghai Top Star Hotel Management Co., Ltd. (“Shanghai Top Star”) was a Chinese-foreign joint venture enterprise incorporated in Shanghai on November 7, 2005. Chuwen and Ai Home held 20% and 80% of Shanghai Top Star, respectively.

Chuwen also held 100% of the equity of Nanning Top Star Hotel Management Co., Ltd. (“Nanning Top Star”) and 95% of the equity of Chengdu Top Star Marrica Hotel Management Co., Ltd. (“Chengdu Top Star”).

Chuwen, Ai Home and their subsidiaries together leased and operated hotels mainly through Shanghai Top Star, and used the name of “Top Star Hotel”, since Chuwen and Ai Home were under common control and held investment in hotel business together through Shanghai Top Star, the financial statements were combined for financial reporting purposes. Chuwen, Ai Home and their subsidiaries collectively referred to as “Top Star” ( the “Company”).

Top Star was responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, Top Star was responsible for hotel development and customization to conform to the standards of Top Star at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease.

2. ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these combined financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

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

b. Basis of consolidation and accounting for investments

The combined financial statements include the financial statements of Chuwen and Ai Home and their subsidiaries.

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All inter-company transactions and balances within the Company have been eliminated. Minority interests represent the interests of outside minority shareholders in the operating results and net assets of certain consolidated subsidiaries.

c. Foreign currencies

The Company’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the combined statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses resulting from foreign currency transactions are included in the combined statements of operations.

d. Allowance for doubtful accounts

Provision is made against accounts receivable and other receivables to the extent collection is considered to be doubtful. Receivables in the balance sheet are stated net of such provision, if any. As of December 31, 2005 and 2006, the provision of other receivable is nil and RMB 587,500, respectively. Other receivables are included in prepayment and other current assets.

e. Consumables

The Company has purchased consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

f. Property and equipment

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

Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives. The expected useful lives are as follows:

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

g. Intangible assets

Purchased software is stated at cost less accumulated amortization and impairment, if any. Amortization of software is provided using the straight-line method over its expected useful life of 5 years.

h. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2005 and 2006.

i. Financial instruments

Financial instruments of the Company primarily comprise of cash, accounts receivable, related party receivables and payables, accounts payable and other payables and accruals. As of December 31, 2005 and 2006, carrying values of these financial instruments approximated their fair values.

j. Employee benefits

The employees of the Company and subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued.

k. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

l. Business tax and related surcharge

The Company is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues.

m. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, costs of consumables, and food and beverage costs.

n. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, payroll and related compensation for the Company’s sales and marketing personnel. Advertising related expenses, which include promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred, and amounted to nil and RMB 2,006,302 for the years ended December 31, 2005 and 2006, respectively.

o. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the combined statements of operations on a straight-line basis over the terms of the underlying lease.

p. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels are charged to the combined statements of operations in the period in which it is incurred.

q. Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. As of December 31, 2005 and 2006, the Company has provided a full valuation allowance against its deferred tax assets.

r. Other non-operating income

Other non-operating income is comprised of primarily sublease income for hotel buildings to third parties.

s. Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No.157 is not expected to have a material impact on the Company’s combined financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s combined financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”) and SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS No. 160”), which will change the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. SFAS No.141R and SFAS No.160 will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No.141R and SFAS No.160 on its combined financial statements.

t. Certain risk and concentration risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2005 and 2006, substantially all of the Company’s cash was held in major financial institutions located in the PRC, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2005 and 2006.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2005	2006
Prepayment for consumables	—	801,629
Rental deposit	100,000	1,750,000
Advance to employees	184,895	398,842
Prepaid rental expense	—	7,661,831
Others	79,234	575,492
Less: Allowance for doubtful account	—	(587,500)

Total	364,129	10,600,294

4. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2005	2006
Leasehold improvements	14,625	60,481,072
Machinery and equipment	262,999	3,055,026
Furniture, fixtures and office equipment	318,432	11,223,945
Construction in progress	180,000	34,372,470

	776,056	109,132,513
Less: Accumulated depreciation	(1,272)	(1,808,577)

Property and equipment, net	774,784	107,323,936

Depreciation expenses incurred for the years ended December 31, 2005 and 2006 were RMB 1,272 and RMB 1,807,305, respectively.

5. INTANGIBLE ASSETS

Intangible assets as of December 31 are as follows:

	2005	2006
Intangible assets
Purchased software	1,040,000	2,735,452
Less: Accumulated amortization	—	(242,005)

Intangible assets, net	1,040,000	2,493,447

6. OTHER ASSETS

Other assets consisted of rental deposit to be refunded over one year.

7. INCOME TAXES

Chuwen and its subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. The applicable EIT rates of these entities are 30% plus a local income tax of 3%.

Ai Home was subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Company did not have assessable profit that was earned in or derived from Hong Kong during the years presented.

Shanghai Top Star is registered in Pudong New Area of Shanghai, and therefore enjoys a preferential income tax rate of 15%.

Deferred tax assets and liabilities comprised:

	2005	2006
Deferred tax assets, current:
Deductible temporary differences related to
—pre-operating expenses	62,092	221,354
—rental expenses	—	9,902
Others	—	229,205

	62,092	460,461

Less: Valuation allowance	(62,092)	(460,461)

Deferred tax assets, current, net	—	—

Deferred tax assets, non-current:
Tax loss carry forwards	—	4,672,197
Deductible temporary differences related to
—rental expenses	—	1,903,352
—pre-operating expenses	199,270	761,905

	199,270	7,337,454

Less: Valuation allowance	(199,270)	(7,337,454)

Deferred tax assets, non-current, net	—	—

Deferred income tax liabilities	—	—

The Company’s tax losses carry forward of RMB 24,386,379 will expire on December 31, 2011.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	2005	2006
Bidding deposits received from contractors	—	4,259,800
Accrued advertising expenses	—	704,612
Advanced payment from Huida for investment in a potential JV (1)	—	6,000,000
Others	131,271	5,056,572

Total	131,271	16,020,984

(1)	The advanced payment from Shanghai Huida Knitting Group Co., Ltd. (Huida) was for the purpose of establishing a hotel jointly with the Company. In August 19, 2007, however, the arrangement was terminated. Subsequently in 2007, the Company has repaid the amount back to Huida.

9. RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related party	Relationship to the Company
Alphaport International Limited	Shareholder of the Company
Shanghai Wenlei Investment Management Co., Ltd.	Under certain common directors who are also shareholders and founders of each company
Shanghai Tuofeng Advertisement Co,. Ltd.	Under certain common directors who are also shareholders and founders of each company
Shanghai Changbai Real Estate Company	Under certain common directors who are also shareholders and founders of each company
Hou Bing	Shareholder of Chuwen

Related party transactions for the years ended December 31 are as follows:

	2005	2006
Long-term borrowing obtained from Alphaport International Limited	—	8,329,289
Long-term borrowing obtained from Shanghai Changbai Real Estate Company	14,000,000	27,600,000
Short-term borrowing obtained from Shanghai Changbai Real Estate Company	—	93,400,000
Short-term borrowing obtained from Hou Bing	8,000,000	—
Repayment of borrowing from Hou Bing	—	(8,000,000)
Lending to Shanghai Wenlei Investment Management Co., Ltd.	5,000,000	—
Lending to Shanghai Tuofeng Advertisement Co,. Ltd.	108,000,000	—

Significant balances with related parties as of December 31 are as follows:

Due from related parties:

	2005	2006
Shanghai Tuofeng Advertisement Co,. Ltd.	108,000,000	108,000,000
Shanghai Wenlei Investment Management Co., Ltd.	5,000,000	5,000,000

	113,000,000	113,000,000

Due to related parties:

	2005	2006
Shanghai Changbai Real Estate Company	14,000,000	135,000,000
Alphaport International Limited	—	8,329,289
Hou Bing	8,000,000	—

	22,000,000	143,329,289

10. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2006, the Company’s commitments related to leasehold improvements and installation of machinery and equipment for the hotel operations amounting to RMB 23,135,663.

(b) Commitments under operating leases

The Company entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

2007	48,671,435
2008	55,075,052
2009	55,748,712
2010	55,759,206
2011	56,395,690
Thereafter	481,451,976

total	753,102,071

Rental expenses amounted to RMB nil and RMB 19,862,697 during the years ended December 31, 2005 and 2006, respectively.

(c) Contingencies

As of December 31, 2006, the Company had no significant outstanding contingency.

11. SUBSEQUENT EVENTS

(a) Sale to Home Inns

On October 21, 2007, the shareholders of Chuwen entered into an agreement with Home Inns & Hotels Management (Shanghai) Co., Limited to sell the 100% equity interest of Chuwen. On the same date, Alphaport International Limited also entered into an equity transfer agreement with Home Inns & Hotels Management (Hong Kong) Limited to transfer the 100% equity of Ai Home.

The total consideration of above two agreements amounted to approximately RMB 370 million which consisted of RMB 68 million of cash, the estimated fair value of the 655,831 ordinary shares of Home Inns & Hotels Management Inc and assumption of debts for RMB 192 million.

The historical carrying values of the Company’s assets and liabilities have not been adjusted herein to reflect this transaction.

(b) Acquisition of 5% minority interest in Chengdu Top Star

In October 2007, Chuwen entered into an agreement with the minority shareholder of Chengdu Top Star to acquire the remaining 5% equity interest of Chengdu Top Star.

(c) Establishment of Guoding Top Star

Chuwen set up a new subsidiary, Guoding Top Star Hotel Co., Ltd. , in Shanghai on July 7, 2007.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE TEN MONTHS ENDED OCTOBER 31, 2006 AND 2007

(Unaudited)

	Note	Ten Months Ended October 31, 2006	Ten Months Ended October 31, 2007
		RMB	RMB
Revenues:
Leased-and-operated hotels		1,854,945	62,708,351
Less: Business tax and related surcharges		(99,022)	(3,275,275)

Net revenues		1,755,923	59,433,076

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities		(12,463,119)	(51,419,829)
Personnel costs		(1,335,753)	(16,487,357)
Depreciation and amortization		(631,814)	(19,797,800)
Consumables, food and beverage		(523,122)	(9,826,952)
Others		(580,529)	(12,934,684)

Total leased-and-operated hotel costs		(15,534,337)	(110,466,622)
Sales and marketing expenses		(381,882)	(7,896,404)
General and administrative expenses		(10,296,896)	(18,303,133)

Total operating costs and expenses		(26,213,115)	(136,666,159)

Loss from operations		(24,457,192)	(77,233,083)

Interest income		45,081	36,674
Interest expense		—	(917,910)
Other non-operating income		368,739	1,139,517

Loss before income tax expense and minority interests		(24,043,372)	(76,974,802)
Minority interests		—	—
Income tax expense	6	—	—
Net Loss		(24,043,372)	(76,974,802)

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

Shanghai Chuwen Investment Holding Co., Ltd. and

Hong Kong Ai Home Investment Company

CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND OCTOBER 31, 2007

(Unaudited)

	Note	December 31, 2006	October 31, 2007
		RMB	RMB
ASSETS
Current assets:
Cash		5,856,017	4,457,646
Accounts receivable		117,552	1,604,059
Consumables		6,226,558	3,905,246
Prepayments and other current assets	3	10,600,294	8,136,830

Total current assets		22,800,421	18,103,781

Property and equipment, net	4	107,323,936	172,425,253
Intangible assets, net	5	2,493,447	3,871,548
Other assets		9,598,617	9,391,950

Total assets		142,216,421	203,792,532

LIABILITIES
Current liabilities:
Accounts payable		2,240,011	2,476,468
Borrowings from related parties	9	93,400,000	133,937,448
Short-term borrowings	7	—	20,000,000
Payables on construction costs		29,972,048	20,671,151
Accrued expenses and other current liabilities	8	16,020,984	13,586,956

Total current liabilities		141,633,043	190,672,023

Deferred rental		7,122,224	20,030,221
Borrowings from related parties, non-current	9	49,929,289	—
Long-term loan	7	—	18,038,225

Total liabilities		198,684,556	228,740,469

Minority interest		5,000	—

Commitments and contingencies	10
Shareholders’ equity
Capital stock		100,000,001	100,000,001
Less: Receivables from affiliates	9	(113,000,000)	(4,500,000)
Retained earnings		(43,473,136)	(120,447,938)

Total shareholders’ equity		(56,473,135)	(24,947,937)

Total liabilities and shareholders’ equity		142,216,421	203,792,532

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CONDENSED COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR TEN MONTHS ENDED OCTOBER 31 2006 AND 2007

(Unaudited)

	Capital stock	Retained earnings	Receivables from affiliate	Total share-holders’ equity
Balance as of January 1, 2006	100,000,001	(1,341,183)	(113,000,000)	(14,341,182)
Net loss	—	(24,043,372)	—	(24,043,372)

Balance as of October 31, 2006	100,000,001	(25,384,555)	(113,000,000)	(38,384,554)

Balance as of January 1, 2007	100,000,001	(43,473,136)	(113,000,000)	(56,473,135)
Payment received from lending to affiliates	—	—	108,500,000	108,500,000
Net loss	—	(76,974,802)	—	(76,974,802)

Balance as of October 31, 2007	100,000,001	(120,447,938)	(4,500,000)	(24,947,937)

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

FOR TEN MONTHS ENDED OCTOBER 31 2006 AND 2007

(Unaudited)

	Ten Months Ended October 31, 2006	Ten Months Ended October 31, 2007
	RMB	RMB
Cash flows from operating activities:
Net loss	(24,043,372)	(76,974,802)
Adjustments to reconcile net loss to net cash used in operating activities :
Depreciation and amortization	1,070,739	13,752,143
Increase in accounts receivable	(164,225)	(1,486,507)
(Increase) decrease in consumables	(4,241,443)	2,321,312
(Increase) decrease in prepayments and other current assets	(7,767,711)	2,463,464
(Increase) decrease in other assets	(9,258,617)	206,667
Increase in accounts payable	1,096,391	236,457
Increase (decrease) in accrued expenses and other current liabilities	3,370,061	(2,395,803)
Increase in deferred rental	5,264,727	12,907,997

Net cash used in operating activities	(34,673,450)	(48,969,072)

Cash flows from investing activities:
Purchase of property and equipment	(43,662,600)	(87,579,275)
Purchase of intangible assets	(1,008,567)	(1,953,183)
Purchase of minority interest	—	(5,000)

Net cash used in investing activities	(44,671,167)	(89,537,458)

Cash flows from financing activities:
Proceeds from short-term borrowings	—	20,000,000
Proceeds from long-term loans	—	18,000,000
Capital contribution from minority shareholder	5,000	—
Proceeds of borrowing from related parties	84,329,290	8,159
Repayment of borrowing from related parties	(8,000,000)	(9,400,000)
Decrease in due from related parties under common control	—	108,500,000

Net cash provided by financing activities	76,334,290	137,108,159

Net decrease in cash	(3,010,327)	(1,398,371)
Cash, beginning of year	5,611,176	5,856,017

Cash, end of year	2,600,849	4,457,646

Supplemental disclosure of cash flow information
Cash paid during the year for interest	—	917,910
Supplemental schedule of non-cash investing and financing activities:
Increase (decrease) in payables for property and equipment	19,777,805	(9,300,897)

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

The interim condensed combined financial statements include the financial statements of Shanghai Chuwen Investment Holding Co., Ltd. (“Chuwen”) and Hong Kong Ai Home Investment Company (“Ai Home”) and their subsidiaries. Chuwen, Ai Home and their subsidiaries are collectively referred to as “Top Star” or the “Company”.

The principal activities of the Company are to develop, lease, operate and manage economy hotels in People’s Republic of China (“PRC”). The Company leases real estate properties on which it develops and operates hotels, referred to as the “leased-and-operated hotels”.

2. ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these condensed combined financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying unaudited interim condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), on the same basis as the Company’s audited US GAAP financial statements for the year ended December 31, 2006. The December 31, 2006 balance sheet financial data was derived from such audited financial statements.

The interim condensed combined financial information is unaudited but include all adjustments, consisting only of normal and recurring adjustments, which are, in the opinion of management, necessary to provide fair condensed combined balance sheets, condensed combined statements of operations, condensed combined statements of shareholders’ equity and condensed combined statements of cash flows for the interim periods presented. The interim condensed combined financial statements do not include all disclosures required by US GAAP. You should read these interim condensed combined financial statements in conjunction with the audited financial statements for the year ended December 31, 2006, including the notes thereto.

The preparation of interim condensed combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b. Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No. 157 is not expected to have a material impact on the Company’s condensed combined financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s condensed combined financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”) and SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS No. 160”), which will change the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. SFAS No. 141R and SFAS No. 160 will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141R and SFAS No. 160 on its condensed combined financial statements.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets are as follows:

	December 31, 2006	October 31, 2007
Prepayment for consumables	801,629	959,897
Rental deposit	1,750,000	2,757,527
Advance to employees	398,842	904,401
Prepaid rental expense	7,661,831	2,920,055
Others	575,492	1,182,450
Less: Allowance for doubtful account	(587,500)	(587,500)

Total	10,600,294	8,136,830

4. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	December 31, 2006	October 31, 2007
Leasehold improvements	60,481,072	146,496,911
Machinery and equipment	3,055,026	7,942,253
Furniture, fixtures and office equipment	11,223,945	28,333,237
Construction in progress	34,372,470	4,638,490

	109,132,513	187,410,891
Less: Accumulated depreciation	(1,808,577)	(14,985,638)

Property and equipment, net	107,323,936	172,425,253

Depreciation expenses incurred for the year ended December 31 2006 and the ten months ended October 31, 2007 were RMB 1,807,305 and RMB 13,177,061, respectively.

5. INTANGIBLE ASSETS

The components of Intangible assets are as follows:

Intangible assets	December 31, 2006	October 31, 2007
Purchased software	2,735,452	4,688,635
Less: Accumulated amortization	(242,005)	(817,087)

Intangible assets, net	2,493,447	3,871,548

6. INCOME TAXES

Chuwen and its subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. The applicable EIT rates of these entities are 30% plus a local income tax of 3%.

Ai Home was subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Company did not have assessable profit that was earned in or derived from Hong Kong during the years presented.

Shanghai Top Star Hotel Management Co., Ltd., a subsidiary of the Company, is registered in Pudong New Area of Shanghai, and therefore enjoys a preferential income tax rate of 15%.

Effective from 1 January 2008, the Company shall determine and pay the corporate income tax in accordance with the Corporate Income Tax Law of the People’s Republic of China (hereinafter “the new CIT Law”) as approved by the National People’s Congress on 16 March 2007. Under the new CIT Law, the corporate income tax rate applicable to the Company became 25% in 2008.

Deferred tax assets and liabilities comprised:

	December 31, 2006	October 31, 2007
Deferred tax assets, current:
Deductible temporary differences related to
—pre-operating expenses	221,354	943,664
—rental expenses	9,902	12,079
Others	229,205	330,210

	460,461	1,285,953

Less: Valuation allowance	(460,461)	(1,285,953)

Deferred tax assets, current, net	—	—

Deferred tax assets, non-current:
Tax loss carry forwards	4,672,197	29,464,371
Deductible temporary differences related to
—rental expenses	1,903,352	5,510,089
—pre-operating expenses	761,905	3,023,218

	7,337,454	37,997,678

Less: Valuation allowance	(7,337,454)	(35,557,248)

Deferred income tax assets, non-current, net	—	2,440,430

Deferred tax liabilities, non-current:
Taxable temporary differences resulting from depreciation and amortization	—	(2,440,430)

Net deferred tax income, non-current	—	—

7. BORROWINGS

	December 31, 2006	October 31, 2007
Short-term bank loans	—	20,000,000
Long-term bank loans	—	18,038,225

Short-term bank loans bear interest at a rate of 6.84% per annum and are repayable in 2007 and 2008.

Long-term bank loans bear interests at the rate of 6.57% for 2007, and are repayable in 2009.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2006	October 31, 2007
Bidding deposits received from contractors	4,259,800	1,255,525
Accrued advertising expenses	704,612	1,053,838
Advanced payment from Huida for Investment in a potential JV (1)	6,000,000	—
Salaries and welfare payable	1,034,887	3,869,264
Others	4,021,685	7,408,329

Total	16,020,984	13,586,956

(1)	The advanced payment from Shanghai Huida Knitting Group Co., Ltd. (Huida) was for the purpose of establishing a hotel jointly with the Company. In August 19, 2007, however, the arrangement was terminated. In September 2007, the Company has repaid the amount back to Huida.

9. RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related parties	Relationship to the Company
Alphaport International Limited	Shareholder of the Company

Shanghai Wenlei Investment Management Co., Ltd	Under certain common directors who are also shareholders and founders of each company

Shanghai Tuofeng Advertisement Co,. Ltd.	Under certain common directors who are also shareholders and founders of each company

Shanghai Changbai Real Estate Company	Under certain common directors who are also shareholders and founders of each company

Hou Bing	Shareholder of Chuwen

Related party transactions are as follows:

	Ten Months Ended October 31, 2006	Ten Months Ended October 31, 2007
Short-term borrowing obtained from Alphaport International Limited	8,329,289	8,159
Short-term borrowing obtained from Shanghai Changbai Real Estate Company	76,000,000
Repayment of borrowing from Shanghai Changbai Real Estate Company		(9,400,000)
Repayment of borrowing from Hou Bing	(8,000,000)
Payment received from lending to Shanghai Wenlei Investment Management Co.,Ltd	—	(500,000)
Payment received from lending to Shanghai Tuofeng Advertisement Co,.Ltd	—	(108,000,000)

Significant balances with related parties are as follows:

Due from related parties:

	December 31, 2006	October 31, 2007
Shanghai Tuofeng Advertisement Co,. Ltd.	108,000,000	—
Shanghai Wenlei Investment Management Co., Ltd.	5,000,000	4,500,000

Total	113,000,000	4,500,000

Due to related parties:

	December 31, 2006	October 31, 2007
Shanghai Changbai Real Estate Company	135,000,000	125,600,000
Alphaport International Limited	8,329,289	8,337,448

Total	143,329,289	133,937,448

10. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of October 31, 2007, the Company has no commitments related to leasehold improvements and installation of machinery and equipment for the hotel operations.

(b) Commitments under operating leases

The Company entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at October 31 are as follows:

2008	53,960,162
2009	55,071,594
2010	55,759,206
2011	56,395,690
2012	57,296,089
Thereafter	424,155,887

total	702,638,628

Rental expenses amounted to RMB 12,397,103 and RMB 44,705,165 during the ten months ended October 31, 2006 and 2007, respectively.

(c) Contingencies

As of October 31, 2007, the Company had no significant outstanding contingency.

11. SUBSEQUENT EVENTS

(a) Sale to Home Inns

On October 21, 2007, the shareholders of Chuwen entered into an agreement with Home Inns & Hotels Management (Shanghai) Co., Limited to sell the 100% equity interest of Chuwen. On the same date, Alphaport International Limited also entered into an equity transfer agreement with Home Inns & Hotels Management (Hong Kong) Limited to transfer the 100% equity of Ai Home.

The total consideration of above two agreements amounted to approximately RMB 370 million which consisted of RMB 68 million of cash, the estimated fair value of the 655,831 ordinary shares of Home Inns & Hotels Management Inc and assumption of debts for RMB 192 million.

The historical carrying values of the Company’s assets and liabilities have not been adjusted herein to reflect this transaction.

(b) Acquisition of 5% minority interest in Chengdu Top Star

In October 2007, Chuwen entered into an agreement with the minority shareholder of Chengdu Top Star to acquire the remaining 5% of Chengdu Top Star.

(c) Establishment of Guoding Top Star

Chuwen set up a new subsidiary, Guoding Top Star Hotel Co., Ltd. , in Shanghai on July 7, 2007.

HOME INNS & HOTELS MANAGEMENT INC.

INTRODUCTION TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL

STATEMENTS

The following unaudited pro forma consolidated statement of operations is based on the historical consolidated statement of operations of Home Inns & Hotels Management Inc. (“Home Inns” or the “Company”) and its subsidiaries (collectively the “Group”), contained elsewhere in this prospectus, after giving effects to the combined results of operations of Shanghai Chuwen Investment Holding Co., Ltd. (“Chuwen”) and Hong Kong Ai Home Investment Company (“Ai Home”) (collectively “Top Star”) as if the Company acquired Top Star on January 1, 2007, and the pro forma adjustments described in the notes hereto.

The unaudited pro forma consolidated statement of operation should be read in conjunction with the consolidated financial statements of the Group and Top Star, including the notes thereto, and other financial information included elsewhere in Form 20-F.

HOME INNS & HOTELS MANAGEMENT INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Actual for the year ended December 31, 2007	Top Star Ten-months Ended October 31, 2007 (Note 1)	Pro forma adjustments (Note 2)		Pro forma for the year ended December 31, 2007	Pro forma for the year ended December 31, 2007
	RMB	RMB	RMB		RMB (Unaudited)	USD (Unaudited) (Note 3)
Revenues:
Leased-and-operated hotels	963,050,569	62,708,351	—		1,025,758,920	140,618,940
Franchised-and-managed hotels	46,265,583	—	—		46,265,583	6,342,443
Total revenues	1,009,316,152	62,708,351	—		1,072,024,503	146,961,383
Less: Business tax and related surcharges	(60,302,441)	(3,275,275)	—		(63,577,716)	(8,715,723)
Net revenues	949,013,711	59,433,076	—		1,008,446,787	138,245,660
Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(299,791,891)	(51,419,829)	—		(351,211,720)	(48,146,810)
Personnel costs*	(155,611,203)	(16,487,357)	—		(172,098,560)	(23,592,597)
Depreciation and amortization	(85,600,192)	(19,797,800)	(217,472)	Note 2(a)	(105,615,464)	(14,478,582)
Consumables, food and beverage	(84,053,059)	(9,826,952)	—		(93,880,011)	(12,869,796)
Others	(98,643,735)	(12,934,684)	—		(111,578,419)	(15,296,030)

Total leased-and-operated hotel costs	(723,700,080)	(110,466,622)	(217,472)		(834,384,174)	(114,383,815)
Sales and marketing expenses	(19,631,772)	(7,896,404)	—		(27,528,176)	(3,773,775)
General and administrative expenses	(99,025,878)	(18,303,133)	—		(117,329,011)	(16,084,365)

Total operating costs and expenses	(842,357,730)	(136,666,159)	(217,472)		(979,241,361)	(134,241,955)

Income/(loss) from operations	106,655,981	(77,233,083)	(217,472)		29,205,426	4,003,705

Interest income	31,717,134	36,674	—		31,753,808	4,353,057
Interest expense	(7,168,401)	(917,910)	—		(8,086,311)	(1,108,534)
Other non-operating income	8,434,516	1,139,517	—		9,574,033	1,312,482
Foreign exchange gain or loss, net	(53,220,796)	—	—		(53,220,796)	(7,295,917)

Income before income tax expense and minority interests	86,418,434	(76,974,802)	(217,472)		9,226,160	1,264,793
Income tax expense	(45,035,530)	—	—	Note 2(b)	(45,035,530)	(6,173,818)
Minority interests	(5,626,894)	—	—		(5,626,894)	(771,378)

Net income/(loss)	35,756,010	(76,974,802)	(217,472)		(41,436,264)	(5,680,403)

Earnings per share
— Basic (Note 4)	0.52	—	—		(0.60)	(0.08)
— Diluted	0.47	—	—		(0.60)	(0.08)
Weighted average ordinary shares outstanding
— Basic	68,323,370	—	—		68,851,628	68,851,628
— Diluted	76,883,995	—	—		68,851,628	68,851,628

See accompanying notes to Unaudited Pro Forma Consolidated Financial Statements

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

On October 31, 2007, Home Inns and its subsidiary entered into the following transactions (the “Transaction”):

•

Home Inns acquired 100% equity interest of Chuwen which held 20% equity interest of Shanghai Top Star Hotel Management Co., Ltd., 100% equity interest of Nanning Top Star Hotel Management Co., Ltd. and Chengdu Ma Ruika Hotel Management Co., Ltd. ;

•	Home Inns & Hotels Management (Hong Kong) Limited, a subsidiary of Home Inns acquired 100% equity interest of Ai Home which held 80% equity interest of Shanghai Top Star Hotel Management Co., Ltd.

The above companies, namely Chuwen, Ai Home, Shanghai Top Star Hotel Management Co., Ltd., Nanning Top Star Hotel Management and Chengdu Ma Ruika Hotel Management Co., Ltd. comprise the whole business of Top Star Hotels Chain.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 reflects the acquisition of Top Star by Home Inns for an aggregate price of RMB 370.46 million, which consists of RMB 67.91 million cash, 655,831 ordinary shares of Home Inns and the assumption of debt of RMB 192.43 million.

2. PRO FORMA ADJUSTMENTS

As a result of the acquisition of Top Star, the pro forma adjustments included in the unaudited pro forma statement of operations are as follows:

(a)	Assuming Top Star acquisition had occurred on January 1, 2007, the initial purchase price of RMB 370.46 million and direct cost related to the acquisition would have been allocated as follows:

Fair value of net tangible assets acquired	170,404,069
Intangible assets - favorable lease	18,345,000
Unfavorable lease liability	(16,198,000)
Goodwill	198,263,889
Net deferred tax liability, non-current	(354,255)

Purchase price	370,460,703

The pro forma adjustment of RMB 217,472 reflects the additional amortization expense for the net identifiable intangible assets for the ten-months ended October 31, 2007.

(b)	As additional amortization expense would have resulted from the acquisition if it had occurred on January 1, 2007, deferred tax expense would also have incurred. However, given significant negative evidence, full valuation allowance would have been provided. As a result, the net effect of the pro forma adjustment on income tax expense became zero.

The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2007.

3. CONVENIENCE TRANSLATION

Translations of balances in the pro forma statement of operations from RMB into United States dollars (“US$”) for the year ended December 31, 2007 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.2946, on December 31, 2007, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2007, or at any other rate.

4. PRO FORMA EARNINGS PER SHARE

The unaudited pro forma earnings per share for the year ended December 31, 2007, giving effect to the 655,831 ordinary shares which is part of purchase price as if these shares had been issued on January 1, 2007, is as follows:

	For the year ended December 31, 2007	For the year ended December 31, 2007
	RMB (Unaudited)	US$ (Unaudited)
Numerator:
Numerator for pro forma basic earnings per share	(41,436,264)	(5,680,403)

Denominator:
Denominator for basic earnings per share weighted-average shares outstanding, actual	68,323,370	68,323,370
Weighted-average of additional shares issued if acquisition occurred on January 1, 2007	528,258	528,258

Denominator for pro forma basic earnings per share	68,851,628	68,851,628

Pro forma (loss) per share
- Basic	(0.60)	(0.08)

- Diluted (a)	(0.60)	(0.08)

(a)	The pro forma diluted loss per share excluded the effects of the shares which would be issued upon the exercise of the options and the conversion of the convertible bonds as they would be anti-dilutive.