Form 20-F
period 2008-12-31
Home Inns & Hotels Management Inc.
filed 2009-04-24
CIK 1376972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

(Exact Name of Registrant as Specified in Its Charter)
N/A

(Translation of Registrant’s Name Into English)
Cayman Islands

(Jurisdiction of Incorporation or Organization)
No. 124 Caobao Road
Xuhui District
Shanghai 200235
People’s Republic of China

(Address of Principal Executive Offices)
May Y. Wu, Chief Financial Officer
No. 124 Caobao Road
Xuhui District
Shanghai 200235
People’s Republic of China
Phone: +(86 21) 3401-9898
Fax: +(86 21) 6483-5661

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.005 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 71,212,795 ordinary shares, par value US$0.005 per share, as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “our” and “Home Inns” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries, except in the context of discussing our consolidated financial data for the periods prior to April 2004, where the reference excludes Home Inns Beijing and its subsidiaries;
•	“BTG” refers to Beijing Tourism Group, a state-owned enterprise established in China, and its predecessors and subsidiaries, including Beijing Capital Travel International Hotel Group Co., Ltd.;
•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purpose of this report Taiwan, Hong Kong and Macau;
•	“Home Inns Beijing” refers to Home Inns & Hotels Management (Beijing) Co., Ltd., and its subsidiaries, which have been our consolidated subsidiaries since April 2004;
•	“Home Inns Hong Kong” refers to Home Inns & Hotels Management (Hong Kong) Limited;
•	“Top Star” refers, collectively, to Hong Kong Ai Home Investment Company, Shanghai Chuwen Investment Holding Co., Ltd. and their subsidiaries, which we acquired in 2007;
•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;
•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;
•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;
•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;
•	“shares” or “ordinary shares” refers to our ordinary shares; “preferred shares” refers to our Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares, collectively, all of which were converted into an equal number of ordinary shares on October 31, 2006 upon the completion of our initial public offering;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and
•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008.
All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2008, which was RMB 6.8225 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 17, 2009, the noon buying rate was RMB 6.8325 to US$1.00.

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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	expected changes in our revenues and certain cost or expense items;
•	our ability to attract customers, leverage our brand and provide high-quality services to our customers;
•	trends and competition in the lodging industry;
•	our ability to develop new hotels at desirable locations in a timely and cost-effective manner.
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

ITEM 3. KEY INFORMATION
A. Selected Financial Data
Our Selected Consolidated Financial Data
The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods.
Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.
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

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	93,687	279,948	567,895	963,050	1,771,762	259,694
Franchised-and-managed hotels	2,313	5,913	20,605	46,266	99,779	14,625

Total revenues	96,000	285,861	588,500	1,009,316	1,871,541	274,319
Less: Business tax and related surcharges	(5,101)	(16,830)	(33,977)	(60,302)	(111,870)	(16,397)

Net revenues	90,899	269,031	554,523	949,014	1,759,671	257,922

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(30,703)	(94,784)	(171,576)	(299,792)	(643,694)	(94,349)
Personnel costs	(12,949)	(41,225)	(87,981)	(155,611)	(337,837)	(49,518)
Depreciation and amortization	(5,681)	(23,335)	(44,619)	(85,600)	(190,698)	(27,951)
Consumables, food and beverage	(6,441)	(20,765)	(43,482)	(84,053)	(143,555)	(21,041)
Others	(8,162)	(26,100)	(56,019)	(98,644)	(182,284)	(26,718)

Total leased-and-operated hotel costs	(63,936)	(206,209)	(403,677)	(723,700)	(1,498,068)	(219,577)
Sales and marketing expenses	(2,113)	(7,691)	(11,488)	(19,632)	(27,161)	(3,981)
General and administrative expenses	(16,127)	(24,789)	(64,793)	(99,026)	(152,648)	(22,374)

Total operating costs and expenses	(82,176)	(238,689)	(479,958)	(842,358)	(1,677,877)	(245,932)

Income from operations	8,723	30,342	74,566	106,656	81,794	11,990

Interest income	89	223	6,578	31,717	32,023	4,694
Interest expense	(98)	(709)	(6,143)	(7,168)	(28,136)	(4,124)
Gain on buy-back of convertible bond	—	—	—	—	103,291	15,140
Other non-operating income	325	2,146	5,309	8,434	10,971	1,608
Foreign exchange gain (loss), net	144	254	(6,990)	(53,221)	(65,524)	(9,604)

Income before income tax expense, minority interests and share of income of affiliated companies	9,183	32,256	73,319	86,418	134,419	19,704
Income tax expense	(5,738)	(6,526)	(21,391)	(45,035)	(28,107)	(4,120)
Minority interests	552	(4,797)	(5,034)	(5,627)	(5,087)	(746)
Share of income of affiliated companies	1,972	—	—	—	—	—

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Net income	5,969	20,933	46,894	35,756	101,225	14,838

Amount allocated to participating preferred shareholders	(2,960)	(9,487)	(16,174)	—	—	—

Net income available to ordinary shareholders	3,009	11,446	30,720	35,756	101,225	14,838

Earning per share:
Basic	0.15	0.42	0.86	0.52	1.43	0.21
Diluted	0.15	0.40	0.82	0.47	0.04	0.01
Earnings per ADS(2):
Basic	0.30	0.84	1.73	1.05	2.86	0.42
Diluted	0.30	0.80	1.64	0.93	0.09	0.01
Weighted average ordinary shares outstanding:
Basic	19,981,424	27,399,140	35,550,114	68,323,370	70,863,336	70,863,336
Diluted	20,315,681	28,713,188	37,530,332	76,883,995	78,037,433	78,037,433

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	8	8	12	11	11	2
General and administrative expenses	141	952	16,283	15,060	24,833	3,640

(2)	Each ADS represents two ordinary shares.
The following table presents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008:

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	26,292	37,727	758,004	1,562,600	608,445	89,182
Total assets	174,304	375,002	1,320,019	3,561,538	3,363,454	492,997
Current portion of long-term loan from a related party	—	—	10,000	—	—	—
Total current liabilities	39,768	119,187	323,229	804,922	639,518	93,737
Deferred rental	11,890	26,534	44,103	94,226	136,825	20,055
Long-term loan from a related party	—	40,000	50,000	—	—	—
Convertible bond	—	—	—	1,110,308	895,696	131,286
Convertible preferred shares	813	949	—	—	—	—
Ordinary shares	1,134	1,134	2,691	2,874	2,899	425
Additional paid-in capital	110,687	152,878	813,222	1,362,942	1,393,903	204,310
Total shareholders’ equity	116,861	179,083	889,739	1,475,397	1,607,608	235,634
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

For the Year Ended
December 31, 2004
RMB
(in thousands)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	112,914
Franchised-and-managed hotels	2,364

Total revenues	115,278
Less: Business tax and related surcharges	(6,150)

Net revenues	109,128

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(36,463)
Personnel costs	(15,653)
Consumables, food and beverage	(8,149)
Depreciation and amortization	(6,685)
Others	(10,019)

Total leased-and-operated hotel costs	(76,969)
Sales and marketing expenses	(2,563)
General and administrative expenses	(16,607)

Total operating costs and expenses	(96,139)

Income from operations	12,989
Interest income	110
Interest expense	(125)
Other non-operating income	328

Income before income tax expense and minority interests	13,302
Income tax expense	(6,861)
Minority interests	1,294
Share of income of affiliated companies	—

Net income	7,735

(1)	Includes share-based compensation expenses in the statement of operations data as follows:

For the Year Ended
December 31, 2004
RMB
(in thousands)
Leased-and-operated hotel costs—personnel costs	8
General and administrative expenses	141
The following table presents a summary of Home Inns Beijing’s consolidated balance sheet data as of December 31, 2004:

As of December 31,
2004
RMB
(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	16,710
Total assets	130,562
Total current liabilities	39,900
Deferred rental	11,890
Paid-in capital	68,945
Additional paid-in capital	150
Total shareholders’ equity	78,346

Exchange Rate Information
Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2009 the noon buying rate was RMB 6.8325 to US$1.00.
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

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8342	6.8485	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 17)	6.8325	6.8337	6.8361	6.8316

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
We may not be able to manage our expected expansion, which could adversely affect our operating results.
Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from five in 2002 to 471 (with another 114 hotels under development) as of December 31, 2008. We intend to continue to develop or acquire additional hotels in different geographic locations in China and increase our number of hotels in operation. In addition, we may introduce and offer new hotel products from time to time. For example, in 2008, we introduced a new H Hotel product and opened the first H Hotel in Shanghai, China.
Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of each of our products and the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the consistency of each of our products and the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operation.
Expansion into new geographic markets and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those that we currently encounter in our existing markets for our Home Inn hotels. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding our operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets could result in lost revenue and increased expenses and otherwise harm our results of operations and financial condition.
We committed significant resources to the acquisition and integration of Top Star, and will continue to invest in the rebranding of the Top Star hotels to Home Inns. If we cannot improve the performance of these acquired hotels, our results of operations and return on capital may be materially and adversely affected.
We acquired the Top Star hotel chain in October 2007. The addition of Top Star’s hotels expanded our current holding by an additional 25 economy hotels with about 4,000 rooms located in 16 cities across China. Our total consideration for the Top Star acquisition amounted to approximately RMB 350 million, or about RMB 87,500 per room. The acquisition of Top Star exposes us to potential risks, including risks associated with inability to generate sufficient revenues to offset the costs and expenses of the acquisition, unforeseen or hidden liabilities, and diversion of management attention and resources from our existing business.
We took over the operations of the Top Star hotels in November 2007, and have since completed the systems, personnel and operations integration of these hotels. However, the performance of these acquired hotels in general have not met our targets. We believe the causes include the mismatch between certain hotel room features and the preferences of our customers, especially our members, the negative impact resulting from the May 2008 Sichuan earthquake on acquired hotels in the affected region, and the macro economic condition.
While we have no control over the external factors, we are responding to the customer preference issue by modifying certain aspects of the acquired hotels’ rooms to make them conform more with our existing Home Inns hotel rooms, and we will rebrand all the acquired Top Star hotels to Home Inns after the modifications are completed. There is no assurance, however, that such efforts will substantially improve the performance of these acquired hotels.

Historically, the 25 Top Star legacy hotels as a whole have not been profitable. As such, the inclusion of these hotels in our financial results have had a negative impact on our financial condition and results of operations for the quarter ended December 31, 2007 and the years ended December 31, 2007 and 2008. We cannot assure you when the Top Stars legacy hotels will achieve profitability, if at all.
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
Our effort in developing a new hotel brand, the H Hotel, may divert management attention and resources from our existing business, and if the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.
We developed a new hotel brand and product in 2008, the H Hotel, which is positioned to target individual business and leisure customers who have a higher travel budget than our core Home Inns customers, but a lower travel budget than the customers of high star-rated hotels. We opened our first H Hotel, which is a leased-and-operated hotel, in Shanghai, in December 2008. So far we have limited evidence and operational experience to determine if this hotel will be successful, and if the hotel brand has potential for further expansion.
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
We may not be able to successfully identify and secure additional hotel properties.
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
Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our revenues and results of operations.
Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
The current deterioration in economic conditions has reduced and could continue to reduce business travel activities. Our operational metrics and results of operations for 2008 were adversely affected by the economic slowdown in the fourth quarter, and there are still great uncertainties regarding the economic conditions and the demand for travel in China for 2009. Continued turbulence in the international markets and economies and prolonged declines in business consumer spending in China may adversely affect our liquidity and financial condition, including our ability to access the capital markets to meet liquidity needs.
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. In early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Our business and results of operations were materially and adversely affected by the outbreak of SARS. In addition, some Asian countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which originally spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. More recently, the 2008 Sichuan earthquake also had a negative impact on many businesses in the region, and reduced the operational performance of Home Inns’ existing and acquired hotels in the region due to reduced economic and travel activity in the affected region. As a result of damage caused by the 2008 Sichuan earthquake, seven of our hotels in Chengdu have filed insurance claims of approximately RMB 0.6 million (US$0.1 million). Losses caused by epidemics, natural disasters and other catastrophes, including SARS, avian flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operation. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result our operational continuity may be adversely affected and our reputation may be harmed.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.
Except for two properties in Chongqing and Luoyang, we do not hold any land-use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2008, title certificates for 48 of the properties operated by us had not been obtained. We cannot assure you that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.
In several instances where our immediate lessors are not the ultimate owners of hotel properties, no consent was obtained from the owners to sublease the hotel properties to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease leading to less favorable terms. Moreover, we cannot assure you that the building ownership or leasehold in connection with our franchised-and-managed hotels will not be subject to similar third-party challenges. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect our ability to operate the hotel facility.
The lodging industry in China is highly competitive with relatively low barriers to entry, and if we are unable to compete successfully our financial condition and results of operations may be harmed.
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
We believe that our future success depends on our ability to increase revenue and profitability from our operations. We have a limited operating history, having only commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:
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
We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. May Wu, our chief financial officer, and Mr. Jason Zong, our chief operating officer are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Wu and Mr. Zong could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.
Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.
Our ability to provide consistent and high-quality services throughout our hotel chain depends on the continued operation of our proprietary information and operational systems, including our property management, central reservation, customer relationship management and management reporting systems. Any damage to, or failure of, our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent or persistent system failures, our quality of services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that whatever increased reliability may be achievable in practice would justify the costs incurred.
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

We are subject to various hotel industry, health and safety, and environmental laws and regulations that may subject us to liability.
Each hotel that we operate must hold a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of its business license. Our business also is subject to various health and safety and environmental laws and regulations that affect our operations and development activities in the jurisdictions in which we operate, including building, zoning, fire prevention, public safety, health and sanitary requirements.
If we fail to comply with any applicable environmental, health and safety laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations.
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
We develop almost all of our leased-and-operated hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that are not pursued to completion. Properties that we develop could become less attractive due to market saturation or oversupply, with the result that we may not be able to recover development costs at the expected rate, or at all. In addition, we may not have available cash to complete projects that have commenced, or we may be unable to obtain financings for development of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.
Our costs and expenses may remain constant or increase even if our revenues decline.
A significant portion of our operating costs, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the period during which China’s Spring Festival holiday occurs generally accounts for a lower portion of our annual revenues than the other periods, but our expenses do not vary as significantly as changes in occupancy and revenues, since we need to continue to pay rent and salary, make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.
We have significant borrowings. In December 2007, we issued RMB 1.1 billion aggregate principal amount of our US$ settled zero coupon convertible bonds due December 10, 2012, of which RMB 895.7 million remains outstanding. We will be required to allocate a significant portion of our cash flow to service our obligations when our convertible bonds mature. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our bonds and make necessary capital expenditures, in which case we may seek additional financing or dispose of certain assets. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing arrangements. In the event that we are unable to meet our obligations when they become due or if our bondholders take legal action against us for payment, we may have to liquidate our long-term assets to repay our bondholders. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.
Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.
As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2008, lessors of 256 out of the 326 hotels in operation that we lease and operate had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.
We have limited insurance coverage.
We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. As a result of damage caused by the 2008 Sichuan earthquake, seven of our hotels in Chengdu have filed insurance claims of approximately RMB 0.6 million (US$0.1 million). If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as epidemics or earthquakes. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.
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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2008. See “Item 15. Control and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
The new M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or the MOC, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the PRC State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.
Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
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
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
As we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs and common shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2008, our U.S. dollar denominated financial assets consisted of a cash balance of approximately US$22.0 million. Fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

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
We are a holding company and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2008, aggregate net assets of RMB 1,956.8 million (US$286.8 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
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
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

Some of our subsidiaries are subject to lower enterprise income tax rates or tax exemptions due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoyed an 18% enterprise income tax rate during 2008 due to its place of incorporation and operation in the Pudong New District of Shanghai. It is subject to a 20% tax rate in 2009, and its tax rate is expected to increase to 22%, 24% and then 25% in 2010, 2011 and 2012, respectively. If such preferential tax treatments granted by local tax authorities are deemed to be in violation of national laws and regulations or are abolished or altered, our subsidiaries will be subject to the standard enterprise income tax rate, which currently is 25%. Under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior advice from relevant tax authorities, the taxpayer may still be required to pay the full amount of unpaid tax within three years after such determination but the taxpayer will not be subject to any penalty or late payment fee.
There is no assurance that our subsidiaries will continue to receive the above preferential tax treatments. We will be required to pay more taxes if they fail to become or continue to be eligible to receive PRC tax benefits, which may have a material adverse effect on our result of operations.
The PRC tax treatment of our holding company structure under the new EIT law is subject to uncertainties, and if such uncertainties are resolved unfavorably to us, we may incur higher taxes than we anticipate, and our net income and ability to pay dividends could be hampered.
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Home Inns Hong Kong, our subsidiaries in the PRC. We conduct substantially all of our business operations in China. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its non-PRC resident overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividends. As Home Inns Hong Kong is a Hong Kong company and owns over 25% of our foreign-invested enterprises, or FIEs, any dividends that our FIEs pay Home Inns Hong Kong will be subject to a withholding tax at the rate of 5%, provided that Home Inns Hong Kong and we are not considered to be PRC tax resident enterprises.
Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Home Inns Hong Kong are located in China. If we or Home Inns Hong Kong is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%, excluding dividends received directly from another PRC tax resident. Currently no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each company. If such uncertainties are resolved unfavorably to us, we may incur higher taxes than we anticipate, and our net income and our ability to pay dividends could be hampered.
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
The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	revisions to our projected financial or operational performance by ourselves or by securities research analysts;
•	actual or anticipated fluctuations in our quarterly operating results;
•	conditions in the travel and lodging industries;
•	changes in the performance or market valuations of other lodging companies;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, expansions or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	potential litigation or administrative investigations; and
•	general economic or political conditions in China and elsewhere.
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
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in October 2006, from our second public offering in May 2007, from our sale of convertible bonds in December 2007, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any re-financing needs or any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In particular, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.
Our current directors and officers beneficially own a total of 10,828,284 of our ordinary shares. In addition, BTG, through its affiliate Poly Victory, currently owns 13,805,809 of our ordinary shares and has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, reported that it and its subsidiary had acquired ADSs on the open market representing 6,187,720 of our ordinary shares; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 42.6% of our ordinary shares and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and the majority of our officers reside outside the United States.
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
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, was incorporated in Hong Kong in May 2001 by its individual founders and Ctrip, a leading China-based travel consolidator. Through a series of transactions, Ctrip disposed of all of its ownership interest in Home Inns Hong Kong in August 2003 to focus on its core business of travel consolidation and to prepare for Ctrip’s initial public offering, which was completed in December 2003. Subsequently, during the period from September 12 to December 29, 2008, Ctrip and its wholly owned subsidiary purchased ADSs on the open market representing an aggregate of 6,187,720 of our ordinary shares.
In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Co, Ltd., or Home Inns Beijing, to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of Beijing Tourism Group, or BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.
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
In May 2006, we incorporated Home Inns & Hotels Management Inc. in the Cayman Islands in preparation for our initial public offering. In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. As a result, Home Inns Hong Kong became our wholly owned subsidiary in June 2006. Our consolidated financial statements reflect the share exchange in June 2006 and have been prepared as if our current corporate structure had been in existence throughout the relevant periods. On October 31, 2006, we completed our initial public offering, in which we issued and sold 5,874,237 ADSs, representing 11,748,474 of our ordinary shares, and certain of our then shareholders sold 3,210,763 ADSs, representing 6,421,526 of our ordinary shares, in each case at a public offering price of US$13.80 per ADS. On May 4, 2007, we completed our second public offering, in which we issued and sold 1,478,155 ADSs, representing 2,956,310 of our ordinary shares, and certain of our shareholders sold 2,021,845 ADSs, representing 4,043,690 of our ordinary shares, in each case at a public offering price of US$34.27 per ADS. In December 2007, we issued and sold RMB 1.1 billion aggregate principal amount of US$ settled zero coupon convertible senior bonds due 2012 to non-US investors under Regulation S of the Securities Act.
Our principal executive offices are located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. Our telephone number at this address is +(8621) 3401-9898. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have two branch offices in China.
Acquisition of Top Star Hotels
In October 2007, as part of our strategy to expand our geographic coverage and increase our market penetration, we acquired the Top Star hotel chain. The holdings we acquired from Top Star currently include 25 economy hotels with about 4,000 rooms located in 16 cities across China. Established in 2005, the Top Star hotel chain rapidly became one of the ten largest economy hotel chains in China and has been a popular economy hotel brand among domestic business and leisure travelers.

Top Star operated on a business model similar to ours and, for this reason, fits well into our growth plan. Top Star hotels are conveniently located in the more developed second-tier cities in China and are priced in the same range as ours. Top Star’s hotels have on average 160 rooms, making them slightly larger than our average hotel. At the time of the acquisition, the addition of Top Star’s hotels significantly expanded our network and brand awareness. The addition of the acquired hotels will also allow us to leverage on our customer bases and systems and management infrastructure.
We took control over the operation of the Top Star hotels beginning November 1, 2007, and we fully integrated its operations by the second quarter of 2008. The closing of the acquisition occurred around the end of 2007. During the first year after the acquisition, we retained the Top Star brand while adding our own “Home Inn” logo to the acquired hotels. However, based on our customer feedback and the acquired hotels’ performance, we have decided to re-brand all Top Star hotels to Home Inns hotels after we complete certain room feature modifications during 2009.
Our consideration for the Top Star acquisition included assumptions of approximately RMB 192 million in debt, which was repaid shortly after completion of the acquisition, and the issuance of 655,831 of our ordinary shares, or the equivalent of 327,916 ADSs, as well as a cash payment of RMB 52 million. We filed with the SEC a registration statement on Form F-3, as amended, and a prospectus under the Securities Act with respect to 655,830 of these ordinary shares. The total consideration amounted to approximately RMB 350 million, or approximately RMB 87,500 per room, calculated by adding the RMB 192 million in debt that we assumed and the cash payment of RMB 52 million to the fair market value of the 655,831 ordinary shares, which was determined by using a US$43.00 per ADS price, representing the average price of our ADSs for the three days prior to and two days after the acquisition agreement was signed on October 21, 2007.
Convertible Bond Offering
In December 2007, we issued and sold RMB 1.1 billion aggregate principal amount of US$ settled zero coupon convertible senior bonds due 2012 to non-US investors under Regulation S of the Securities Act. The bonds have a conversion price of US$26.545 per ordinary share (equal to US$53.09 per ADS), based on a fixed exchange rate of RMB 7.4 to US$1.00. According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed. A holder will receive 509.079 ordinary shares per RMB 100,000 principal amount of bonds upon conversion, subject only to contingent adjustment for dilutive events or change of control. The bond holders have the option to put the bonds after three years, and we can call the bonds after three years if the price of our ADSs reaches a certain hurdle. The bonds have a yield to maturity or yield to put of 0.50%. Proceeds from the sale of the bonds have been used to fund the development of our leased-and-operated hotels and for general corporate purposes. The remaining proceeds from the offering are expected to be used to fund further expansion through developing new hotels as well as through acquisitions of other hotels.
During the fourth quarter of 2008, we repurchased and retired RMB 219 million of our convertible bonds for a total cash consideration of US$16.6 million. Following the repurchase, we now have RMB 895.7 million convertible bonds outstanding including principal and accrued interest.
B. Business Overview
We are a leading economy hotel chain in China, based on the number of our hotels, the number of our hotel rooms, and the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning “Home Inn” brand. Since we commenced operations in 2002, we have become one of the best-known economy hotel brands in China. We offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging.
We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels, or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2008, our Home Inns hotel chain consisted of 326 leased-and-operated hotels in operation with an additional 54 leased-and-operated hotels under development and 145 franchised-and-managed hotels in operation with an additional 60 franchised-and-managed hotels under development, covering 108 cities in China. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. We received the “2006 Leading Brand in Economy Hotels in China” award from the Chinese Hotel Industry Association and the “Golden Pillow Award” for best brand in economy hotels in China in 2006, 2007 and 2008 from the 21st Century Business Herald, a nationwide economic journal in China. We have been recognized with inclusion in numerous top 10 lists, most notably Hotels China Magazine’s “Hotel Corporate Top 10” and “Budget Hotel Top 10” awards for 2008, the China Chain Store & Franchise Association’s “China Top 10 Brands” award for 2007-2008, and the China Enterprise Culture Improvement Association’s “Top 10 Leading Consumer Brands” award for 2006. The Corporate Research Foundation named us as one of “China’s Top Employers” for 2007 and 2009, and Forbes Magazine named us among its “Chinese Enterprises with Most Growth Potential” for 2007.

We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 471 hotels in 94 cities as of the end of 2008, and our total revenue grew from RMB nil in 2003 to RMB 1,871.5 million (US$274.3 million) in 2008, while our income from operations grew from negative RMB 0.4 million in 2003 to positive RMB 81.8 million (US$12.0 million) in 2008.
Our Home Inns Hotel Chain
We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers.
As of December 31, 2008, our Home Inns hotel chain, including the Top Star hotels we acquired, consisted of 471 hotels in operation and an additional 114 hotels under development, covering 108 cities in China.
Our Home Inns hotel chain covers most major metropolitan areas in China. We intend to further penetrate the existing cities and metropolitan areas where we have a presence and also expand into additional cities in China with a population of over two million, annual GDP of over RMB 35 billion (US$5.1 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services.
A typical Home Inns hotel has 80 to 160 guest rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a bedding package featuring mattresses meeting the standards of four-star hotels in China, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Home Inns hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and/or large residential neighborhoods.
The following table sets forth a complete listing of all of our hotels as of December 31, 2008.

	Hotels in Operation			Hotels Contracted(1)
	Leased-and		Franchised-	Leased-and	Franchised-
	Operated		and-Managed	Operated	and-Managed
	Hotels		Hotels	Hotels	Hotels
Beijing	18		41	3	4
Shanghai	28	(2)	25	2	16
Fuzhou	4		—	—	3
Hangzhou	4		10	—	1
Suzhou	6		5	—	1
Tianjin	12		16	—	3
Wuxi	4		2	—	3
Changzhou	7		—	—	—
Ningbo	4		3	—	—
Shenzhen	7		—	—	—
Xiamen	2		2	—	1
Nantong	1		—	1	—
Chengdu	9		1	—	—
Chongqing	5		1	1	—
Guangzhou	5		1	6	2
Wuhan	12		1	—	—
Shaoxing	2		—	—	—
Hefei	4		—	—	—
Jiangyin	1		1	—	—
Nanjing	11		3	1	—

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Dalian	6	1	—	2
Zhengzhou	10	4	2	—
Shenyang	7	4	2	3
Shijiazhuang	4	4	1	—
Zhuhai	2	—	1	—
Qingdao	6	—	1	—
Zhangjiajie	—	1	—	—
Zibo	2	—	2	—
Jilin	4	—	—	—
Baoding	2	—	—	—
Luoyang	2	—	—	—
Zhongshan	1	—	—	—
Haerbin	11	1	—	—
Yangzhou	2	—	—	—
Xi’an	11	5	2	3
Yantai	4	—	—	—
Bengbu	2	—	—	—
Nanchang	4	1	—	1
Baotou	2	1	—	—
Huhehaote	4	1	1	—
Foshan	2	—	—	—
Weihai	1	—	—	2
Jinan	7	—	2	1
Weifang	2	—	—	—
Changchun	6	1	—	1
Nanning	5	—	—	—
Dezhou	1	—	—	—
Taiyuan	2	2	1	1
Changshu	—	1	1	—
Xuzhou	3	—	—	—
Guiyang	3	—	1	1
Changsha	4	1	—	—
Guilin	2	—	—	1
Yixing	6	—	3	—
Yinchuan	2	—	1	1
Yueyang	1	—	—	—
Lanzhou	1	—	—	—
Qiqihaer	2	—	—	—
Jiaxing	1	—	—	—
Yanji	1	—	—	—
Wuhu	1	1	—	—
Tangshan	1	—	1	—
Tai’an	2	—	—	—
Ma’anshan	1	—	—	—
Wulumuqi	5	—	1	—
Heze	1	—	—	—
Yingkou	1	—	—	—
Dongying	1	—	—	—
Shunde	1	—	1	—
Rizhao	1	—	—	—
Dandong	—	1	—	1
Fushun	1	—	—	—
Dongguan	3	—	1	—
Liaocheng	1	—	—	—
Binzhou	2	—	—	—
Langfang	1	—	—	—
Yichang	1	—	1	—
Kunming	3	—	1	1

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Tonghua	1	—	—	—
Zhenjiang	1	—	—	—
Haikou	2	—	—	—
Kunshan	—	1	—	—
Shishi	1	—	—	—
Yancheng	1	—	—	1
Anqing	1	—	—	—
Jinhua	—	—	2	—
Cangzhou	1	—	—	—
Wuyishan	1	—	—	—
Zhangjiagang	1	—	—	—
Xining	1	1	—	—
Deyang	1	—	—	—
Laiyang	1	—	—	—
Jinzhou	1	—	—	—
Quanzhou	—	—	1	—
Zaozhuang	—	—	1	—
Lianyungang	—	—	1	1
Puyang	—	—	—	1
Luohe	—	—	1	—
Shantou	—	—	1	—
Taicang	1	—	—	—
Linyi	—	—	1	3
Xinxiang	—	—	1	—
Zhaoqing	—	—	1	—
Huludao	—	—	1	—
Weiwu	—	—	1	—
Panjing	—	1	—	—
Wuzhong	—	—	1	—
Daqing	—	—	—	1

Total	326	145	54	60

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

(2)	Leased-and-operated hotels include one H Hotel located in Shanghai.
Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors. We are responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels as well as purchasing supplies. We typically enjoy rental holidays of three to six months and pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.35 million (US$0.05 million) to RMB 15.7 million (US$2.3 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 6 to 21 years, most of which are 15 years. In general, upon expiration of these leases, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.
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

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 0.2 million (US$0.03 million) to RMB 0.3 million (US$0.04 million), annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight years.
The following table sets forth the number of our hotels in operation as of December 31, 2008.

			Number of
		Number of	Hotels Opened	Average
		Hotels Opened	for No More	Number of	Typical
	Total Number	for Over Six	Than Six	Rooms per	Lease/Franchise
	of Hotels	Months	Months	Hotel	Term
Leased-and-operated Hotels	326	270	56	120	15 years
Franchised-and-managed Hotels	145	94	51	113	8 years
We also operate seven leased-and-operated hotels through separate joint ventures with third parties. Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of two joint ventures and 75% of one other joint venture.
We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, the month that includes Chinese New Year (which can fall in late January or early February) generally accounts for a lower portion of our annual revenues than other months. The following table presents certain selected operating data as of and for the dates and periods indicated. Our results of operations have been and will continue to be significantly affected by changes in these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	94	195	326
Franchised-and-managed hotels	40	71	145
Total rooms(1)	16,162	32,726	55,631
Geographic coverage(1):
Number of cities	39	66	94
Occupancy rate (as a percentage)	92.8	91.1	85.0
Average daily rate (in RMB)	182	179	173
RevPAR (in RMB)	169	163	147

(1)	As of the end of each period.

(2)	Includes five hotels operated through separate joint ventures with third parties.

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
We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 237.9 million, RMB 581.6 million and RMB 996.4 million (US$146.0 million) in 2006, 2007 and 2008 respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.
We seek to lease or franchise properties that meet the following market- and hotel-specific criteria:
General Market Criteria
Economic Growth. We focus on cities and metropolitan areas that are approaching, or have already entered into, periods of significant economic growth. Such cities and metropolitan areas generally show growth in certain business activities as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit growth in these metrics typically have strong demand for hotel facilities and services. Provincial capitals also have strong demand for hotel facilities and services. We have identified over 180 such cities in China, including cities with a population of over two million, annual GDP of over RMB 35 billion (US$5.1 billion) or both. We intend to continue focusing on these cities and metropolitan areas going forward.
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
Specific Hotel Criteria
Location and Market Appeal. We seek to invest in hotels situated near both business and leisure centers that tend to generate a broad base of demand for hotel accommodations and facilities. These demand drivers include transportation hubs, convention centers, business parks, shopping centers and other retail areas, major highways, tourist destinations, major universities and cultural and entertainment centers. The proximity of business and leisure centers will enable us to attract both weekday business travelers and weekend leisure guests.
Size and Facilities. We seek to develop and operate economy hotels with 80 to 160 guest rooms, which include amenities that are attractive to key demand segments such as individual business and leisure travelers. We believe operating economy hotels with 80 to 160 rooms allows us to best leverage our competitive strengths and maximize our profitability.

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
Budgeting and Monitoring. Our corporate office personnel work with the general manager of each hotel to set a detailed annual budget for revenues and cost categories of the hotel. The annual budget is based on historical operating performance of the hotel, planned targeted marketing, planned renovations, operational efficiencies and local market conditions. Through the use of our online property management and management reporting systems, we are able to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating data. As a result, we can effectively and timely monitor the actual performance of each hotel and adjust sales efforts and other resources in time to take advantage of changes in the market and to maximize our profitability.
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
Central Reservation System (CRS). In 2008, approximately 11.5% of our total hotel room nights were booked through our proprietary CRS, which primarily consists of our toll-free telephone reservation system. As of December 31, 2008, we employed 140 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home Inns hotel that meets the caller’s needs. Our CRS provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.
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
Sales and Marketing
Our core targeted customers consist of value-oriented individual small-and-medium-enterprise business travelers and leisure travelers seeking comfortable and convenient lodging at an affordable price. We review our hotel pricing twice a year and typically adjust room rates annually based on the local market conditions of the city and the specific location of each hotel. Our head office team and our city and hotel managers jointly develop tailored marketing plans to drive sales for each hotel and in each city. We use management and operational systems to manage each hotel’s use of the various distribution channels in the lodging industry. Those channels include our centralized reservation system and toll-free numbers, third-party travel agents and other travel intermediaries and corporate travel offices. Our access to these channels allows us to further enhance occupancy rates of our hotels on a day-to-day basis.

The following table presents the approximate percentage of room nights stayed in 2008 by customer channel:

Approximate Percentage of
Total Room Nights Stayed
Customer Channel	in 2008
CRS bookings by members of our Home Inns membership network	10.6
CRS bookings by non-members of our Home Inns membership network	0.9
Reservations not booked through CRS by members of our Home Inns membership network	39.6
Walk-ins	16.4
Corporate account	9.7
Travel agencies and consolidators	7.1
Others	15.7

Total	100.0
Our centralized reservation center is located in Shanghai, China and is operated daily from 9:00 A.M. to 9:30 P.M., seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2008, we employed 140 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.
Our corporate marketing and advertising programs are designed to enhance consumer awareness and preference for the “Home Inn” brand as offering the greatest value, convenience and comfort in the economy hotel segment of the Chinese lodging industry, and to encourage customers’ use of our centralized reservation system. Marketing and advertising efforts include outdoor advertisements, distribution of flyers and other marketing materials on our hotel properties, television, internet and radio advertising, print advertising in consumer media and promotional events, special holiday promotions and joint promotional activities.
Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2008, our membership reward program had approximately 1,283,000 active members as compared to approximately 105,000, 200,000 and 522,000 active members as of December 31, 2005, 2006 and 2007, respectively. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.
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
To ensure that all of our hotels have optimal and satisfactory performance, we have established an effective and clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception. We were included in the Corporate Research Foundation’s list of “2007 China Top Employers.”

Excluding employees of our franchised-and-managed hotels, we had 4,593, 8,309 and 12,686 employees as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, our employees consisted of 11,978 hotel-based employees, 140 reservation agents at our centralized reservation center, and 568 corporate staff. Less than 1% of our employees are associated with labor unions. We consider our relations with our employees to be good.
Competition
The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Hotels in China are not required to, but may, apply for star ratings as approved by tourism bureaus of local governments or the National Tourist Administration, or the NTA, based on the star rating regulations in China. This standard defines five distinct star ratings, i.e., 1-Star, 2-Star, 3-Star, 4-Star and 5-Star, including Platinum 5-star. In order to obtain a particular star rating, a hotel must meet certain defined standards for the availability and quality of hotel facilities and public area, availability and quality of amenities in guest rooms, food and beverage facility, scope of guest services, and scope and quality of management infrastructure, etc. We have not applied for star ratings because we do not consider obtaining a star rating as necessary and our business has not been affected as we focus on meeting individual business and leisure travelers’ basic accommodation needs with affordable pricing, a comfortable lodging experience, high-quality services and standardized hotel rooms and amenities across our hotel chain.
We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, Motel 168, 7 Days Inn, Han Ting, Green Tree Inn and Super 8, as well as various regional and local economy hotel chains. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four- or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 11 registered trademarks in China, including “”, and are applying for registration of 33 new trademarks in China, which includes 8 trademarks for which Top Star had been applying. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.
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

Insurance
We believe that our hotels are covered by adequate property and liability insurance policies, with coverage features and insured limits that we believe are customary for similar companies in China. We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. As a result of damages caused by the 2008 Sichuan earthquake, seven of our hotels in Chengdu have filed insurance claims for approximately RMB 0.6 million (US$0.1 million). Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we suffered losses or were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected.
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
In 2003, the NTA promulgated the Regulations on the Assessment of the Star Rating of Tourist Hotels, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.

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
Regulations on Commercial Franchising
Franchise activities are subject to the supervision and administration of the MOC and its regional counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising promulgated by the State Council on February 6, 2007, effective as of May 1, 2007. The Regulations for Administration of Commercial Franchising were later supplemented by the Administrative Measures for Archival Filing of Commercial Franchise and the Administrative Measures for Information Disclosure of Commercial Franchise, both of which were issued by the MOC on April 30, 2007 and took effect on May 1, 2007.
Under these regulations, franchisors must satisfy certain requirements including, among other things, having mature business models, the capacity to provide operation instruction, technical support and training to franchisees and ownership of at least two self-operated shops that have been in operation for at least one year in China. Franchisors already engaged in franchising activities before May 1, 2007 are not subject to the requirement of owning at least two self-operated shops in operation for at least one year. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as the forfeit of illegal income and the imposition of monetary fines between RMB 100,000 and RMB 500,000 and may be bulletined by the MOC or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the MOC or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB 100,000. Such noncompliance may also be bulletined. In the first quarter of every year, franchisors are required to report to MOC or its local counterparts any franchising contracts they executed, canceled, renewed or amended in the previous year.
The term of the franchising contracts shall be no less than three years unless franchisees otherwise agree. The franchisee is entitled to terminate the franchise contract at his sole discretion after a period of time.
Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchise, franchisors are also required to provide franchisees with basic information in writing and franchise contracts 30 days prior to the execution of such contracts. Failure to disclose or misrepresentation entitles the franchisee to terminate the franchise contact and may also result in fines for the franchisor of up to RMB 100,000. In addition, such noncompliance may be bulletined.
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
Regulations on Foreign Currency Exchange
Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
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
Regulations on Dividend Distribution
The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:
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

Regulations on Employee Stock Holding Plan or Stock Option Plan
On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, and their Implementation Rules were issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all employee stock ownership plans, stock option plans and other similar plans with onshore individual participants and involving foreign exchange matters must be approved by SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options or restricted share units or issued restricted shares are subject to the Stock Option Rule.
Regulation on Mergers and Acquisitions
On August 8, 2006, six PRC regulatory agencies, namely, the PRC MOC, SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the New M&A Rule which became effective on September 8, 2006. The New M&A Rule sets forth complex procedures and requirements, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.
Tax
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. The new EIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”

C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries.

*	Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of two joint ventures and 75% of one other joint venture.
D. Property, Plant and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 3,123 square meters of office space. As of December 31, 2008, we leased 35 out of our 471 hotel facilities with an aggregate size of 13,474 square meters. For detailed information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Home Inns Hotel Chain.”
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
Revenues. In 2008, we generated total revenues of RMB 1.87 billion (US$274.3 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:
•	the total number of hotels in our hotel chain;
•	the total number of hotel rooms in our hotel chain;
•	occupancy rates achieved by our hotels;
•	average daily rates achieved by our hotels; and
•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of December 31, 2008, we had entered into binding contracts with lessors of 54 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB 324.0 million (US$47.5 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	567,895	96.5	963,050	95.4	1,771,762	259,694	94.7
Franchised-and-managed hotels	20,605	3.5	46,266	4.6	99,779	14,625	5.3

Total revenues	588,500	100.0	1,009,316	100.0	1,871,541	274,319	100.0
Less: Business tax and related surcharges	(33,977)	(5.8)	(60,302)	(6.0)	(111,870)	(16,397)	(6.0)

Net revenues	554,523	94.2	949,014	94.0	1,759,671	257,922	94.0
Leased-and-operated Hotels. In 2008, we generated revenues of RMB 1.77 billion (US$259.7 million) from our leased-and-operated hotels, which accounted for 94.7% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.
For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform them to the standards of Home Inns, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.
Revenues from our leased-and-operated hotels primarily consist of revenues from sales of room stays and, to a much lesser extent, revenues from sales of food and beverage at our hotels and other services. We recognize revenues from sales of room stays, food and beverage when our services are rendered.
Franchised-and-managed Hotels. In 2008, we generated revenues of RMB 99.8 million (US$14.6 million) from our franchised-and-managed hotels, which accounted for 5.3% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.
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

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	588,500	100.0	1,009,316	100.0	1,871,541	274,319	100.0
Less: Business tax and related surcharges	(33,977)	(5.8)	(60,302)	(6.0)	(111,870)	(16,397)	(6.0)

Net revenues	554,523	94.2	949,014	94.0	1,759,671	257,922	94.0

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(171,576)	(29.2)	(299,792)	(29.7)	(643,694)	(94,349)	(34.4)
Personnel costs	(87,981)	(15.0)	(155,611)	(15.4)	(337,837)	(49,518)	(18.1)
Depreciation and amortization	(44,619)	(7.6)	(85,600)	(8.5)	(190,698)	(27,951)	(10.2)
Consumables, food and beverage	(43,482)	(7.4)	(84,053)	(8.3)	(143,555)	(21,041)	(7.7)
Others	(56,019)	(9.5)	(98,644)	(9.8)	(182,284)	(26,718)	(9.7)

Total leased-and-operated hotel costs	(403,677)	(68.6)	(723,700)	(71.7)	(1,498,068)	(219,577)	(80.0)
Sales and marketing expenses	(11,488)	(2.0)	(19,632)	(1.9)	(27,161)	(3,981)	(1.5)
General and administrative expenses	(64,793)	(11.0)	(99,026)	(9.8)	(152,648)	(22,374)	(8.2)

Total operating costs and expenses	(479,958)	(81.6)	(842,358)	(83.5)	(1,677,877)	(245,932)	(89.7)
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
General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for our corporate office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.
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

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	12	0.1	11	0.1	11	2	0.0
General and administrative expenses	16,283	99.9	15,060	99.9	24,833	3,640	100.0

Total share-based compensation expenses	16,295	100.0	15,071	100.0	24,844	3,642	100.0

Taxation
We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Home Inns Hong Kong was subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, Home Inns Hong Kong has not been required to pay profit tax as it had no assessable profit.
Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 6% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China were generally subject to the standard enterprise income tax rate, which was 33% prior to January 1, 2008. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoyed an 18% enterprise income tax rate during 2008 due to its place of incorporation and operation in the Pudong New District of Shanghai. It is now subject to a tax rate of 20% in 2009, and its tax rate is expected to increase to 22%, 24% and then 25% in 2010, 2011 and 2012, respectively.
Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities could reduce or eliminate any or all of these financial subsidies at any time in the future. Reduction or elimination of the financial subsidies we currently enjoy may have an adverse effect on our results of operations.
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which took effect on January 1, 2008. The new EIT law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. However, the new EIT law does not define this term. The new EIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our income tax expense and net income.”
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
Basis of Consolidation
Our consolidated financial statements included elsewhere in this annual report include the financial statements of Home Inns & Hotels Management Inc., its subsidiaries and variable interest entities, or VIEs (of which we are the primary beneficiary), and their subsidiaries.
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
We are the primary beneficiary of six VIEs: Home Inns & Hotels Management (Xiamen) Co., Ltd, or Home Inns Xiamen, Home Inns & Hotels Management (Fuzhou) Co., Ltd, or Home Inns Fuzhou, Home Inns & Hotels Management (Caoxi) Co., Ltd, or Home Inns Caoxi, Home Inns & Hotels Management (Caobao) Co., Ltd, or Home Inns Caobao, Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd, or Home Inns Kuaijie Fuzhou and Home Inns & Hotels Management (Dongguan) Co. Ltd., or Home Inns Dongguan. The principal activity of these VIEs generally relates to hotel management. The total registered capital of the six VIEs was RMB 6.0 million (US$0.9 million) as of December 31, 2008. The entities were considered VIEs because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We have a 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi, a 70% ownership interest in Home Inns Kuaijie Fuzhou, a 75% ownership interest in Home Inns Caobao and a 65% ownership interest in Home Inns Dongguan, and we are considered the primary beneficiary of these entities because we absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in our consolidated financial statements since their incorporation.
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
Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets, including separately identifiable intangible assets, and liabilities acquired. Goodwill is allocated to respective reporting units. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of our reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2006, 2007 and 2008. As of December 31, 2008, all goodwill is allocated to the hotel operations reporting unit.

Impairment of Long-lived Assets and Definite-lived Intangible Assets
We review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS 144. We assess the recoverability of the long-lived assets and definite-lived intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the estimated future undiscounted cash flows are less than the carrying value, an indication of impairment is present and we recognize a loss for the difference between fair value, using the expected discounted cash flows, and the carrying value of the assets. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. No impairment was recognized for the years ended December 31, 2006, 2007 and 2008.
Accruals for Customer Reward Program
We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2006, 2007 and 2008, we made provisions of RMB 2.7 million, RMB 5.4 million and RMB 8.6 million (US$1.3 million), respectively, based on the estimated liabilities under the customer reward program.
Revenue Recognition
Revenue from leased-and-operated hotels represents primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods are delivered and services are provided.
Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximated 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and we have fulfilled all of our commitments and obligations, including having provided the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system usage fee, which are recognized when services are provided.
Revenues from the one-time membership fees are recognized over the estimated average customer relationship period or deferred and recognized once the probability that the member will demand further service becomes remote. Prior to 2006, given the limited history in operating our customer reward program, all one-time membership fees were recognized as deferred revenue when received. In 2006, our management made an analysis on the historic pattern of the activities of membership cards and noted that membership cards with no activities for more than one year are most likely to expire in the future and therefore we recognized revenue from one-time membership fees when membership records show lack of usage activity for a year. For the year ended December 31, 2006, 2007 and 2008, we recognized revenues of RMB 1.8 million, RMB 3.4 million and RMB 11.0 million (US$1.6 million), respectively, from one-time membership fees.
We will continue to monitor membership activity patterns and will utilize such information to estimate the average life of members for future revenue recognition purposes once we have obtained sufficient historical data.

Share-based Compensation
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
In conjunction with the adoption of SFAS No. 123(R), we are required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. Compensation expense is recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally four years.
We have granted options to our directors, officers and other employees under our option plans. Determination of the amount of share-based compensation expense to be recognized requires significant judgment, including, most importantly, the estimated fair value of our ordinary shares underlying the options as of each date of grant. Before we were listed on the Nasdaq Global Market in October 2006, we engaged an independent appraiser to assist in the determination of the fair value of our ordinary shares underlying options for most of our option grants. Since our ADSs were listed on the Nasdaq Global Market in October 2006, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.
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
Share-based compensation expense recognized for the years ended December 31, 2006, 2007 and 2008 amounted to RMB 16.3 million, RMB 15.1 million and RMB 24.8 million (US$3.6 million), respectively.
Taxation
Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2007 and 2008, we had deferred tax assets of RMB 65.6 million and RMB 119.4 million (US$17.5 million), respectively. As of December 31, 2007 and 2008, a valuation allowance of RMB 37.4 million and RMB 42.5 million (US$6.2 million), respectively, was made against deferred tax assets of RMB 40.5 million and RMB 42.5 million (US$6.2 million), respectively. This valuation allowance was made because we considered it more than likely that such assets will not be realized because Top Star has not historically been profitable.

Selected Operating Data
The following table presents certain selected operating data of our company as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	94	195	326
Franchised-and-managed hotels	40	71	145
Total rooms(1)	16,162	32,726	55,631
Geographic coverage(1):
Number of cities	39	66	94
Occupancy rate (as a percentage)	92.8	91.1	85.0
Average daily rate (in RMB)	182	179	173
RevPAR (in RMB)	169	163	147

(1)	As of the end of each period.

(2)	Includes seven hotels operated through separate joint ventures with third parties. Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of two joint ventures and 75% of one other joint venture.
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

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	567,895	96.5	963,050	95.4	1,771,762	259,694	94.7
Franchised-and-managed hotels	20,605	3.5	46,266	4.6	99,779	14,625	5.3

Total revenues	588,500	100.0	1,009,316	100.0	1,871,541	274,319	100.0
Less: Business tax and related surcharges	(33,977)	(5.8)	(60,302)	(6.0)	(111,870)	(16,397)	(6.0)

Net revenues	554,523	94.2	949,014	94.0	1,759,671	257,922	94.0

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(171,576)	(29.2)	(299,792)	(29.7)	(643,694)	(94,349)	(34.4)
Personnel costs	(87,981)	(15.0)	(155,611)	(15.4)	(337,837)	(49,518)	(18.1)
Depreciation and amortization	(44,619)	(7.6)	(85,600)	(8.5)	(190,698)	(27,951)	(10.2)
Consumables, food and beverage	(43,482)	(7.4)	(84,053)	(8.3)	(143,555)	(21,041)	(7.7)
Others	(56,019)	(9.5)	(98,644)	(9.8)	(182,284)	(26,718)	(9.7)

Total leased-and-operated hotel costs	(403,677)	(68.6)	(723,700)	(71.7)	(1,498,068)	(219,577)	(80.0)
Sales and marketing expenses	(11,488)	(2.0)	(19,632)	(1.9)	(27,161)	(3,981)	(1.5)
General and administrative expenses	(64,793)	(11.0)	(99,026)	(9.8)	(152,648)	(22,374)	(8.2)

Total operating costs and expenses	(479,958)	(81.6)	(842,358)	(83.5)	(1,677,877)	(245,932)	(89.7)

Income from operations	74,565	12.7	106,656	10.6	81,794	11,990	4.4

Interest income, net	435	0.1	24,549	2.4	3,887	570	0.2
Gain on buy-back of convertible bond	—	—	—	—	103,291	15,140	5.5
Other non-operating income	5,309	0.9	8,434	0.8	10,971	1,608	0.6
Foreign exchange loss, net	(6,990)	(1.2)	(53,221)	(5.3)	(65,524)	(9,604)	(3.5)
Income tax expense	(21,391)	(3.6)	(45,035)	(4.5)	(28,107)	(4,120)	(1.5)
Minority interests	(5,034)	(0.9)	(5,627)	(0.6)	(5,087)	(746)	(0.3)
Share of income of affiliated companies	—	—	—	—	—	—	—

Net income	46,894	8.0	35,756	3.5	101,225	14,838	5.4

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues. Our total revenues increased by 85.4% from RMB 1.01 billion in 2007 to RMB 1.87 billion (US$274.3 million) in 2008.
•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 84.0% from RMB 963.1 million in 2007 to RMB 1.77 billion (US$259.7 million) in 2008. This increase was primarily due to our substantial expansion of leased-and-operated hotels in operation from 195 hotels and 24,336 rooms as of December 31, 2007 to 326 hotels and 39,188 rooms as of December 31, 2008. This was offset by lower average RevPAR due to a higher proportion of hotels in lower tier cities where room rates are typically lower, the negative impact of the May 2008 Sichuan earthquake and the economic slowdown in the fourth quarter of the year, as well as the below average performance of the acquired Top Star hotels.
•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially by 115.7% from RMB 46.3 million in 2007 to RMB 99.8 million (US$14.6 million) in 2008. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 71 hotels with 8,390 rooms as of December 31, 2007 to 145 hotels with 16,443 rooms as of December 31, 2008.
Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 842.4 million in 2007 to RMB 1.68 billion (US$245.9 million) in 2008. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2008.
•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 723.7 million in 2007 to RMB 1.5 billion (US$219.6 million) in 2008. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 195 hotels and 24,336 rooms as of December 31, 2007 to 326 hotels and 39,188 rooms as of December 31, 2008. In particular, rents and utilities increased from RMB 299.8 million in 2007 to RMB 643.7 million (US$94.3 million) in 2008 as a result of not only an increase in hotel numbers but also inflationary pressures caused by intensified competition for new properties, while personnel costs increased from RMB 155.6 million in 2007 to RMB 337.8 million (US$49.5 million) in 2008 as a result of an increase in hotel numbers and inflation in wage and benefit costs.
•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB 19.6 million in 2007 to RMB 27.2 million (US$4.0 million) in 2008. This increase was primarily due to increased marketing and promotional expenses in connection with 205 new hotels that opened in 2008.
•	General and Administrative Expenses. Our general and administrative expenses increased by 54.1% from RMB 99.0 million in 2007 to RMB 152.6 million (US$22.4 million) in 2008, primarily due to increased total compensation and benefits for our corporate administrative staff, as well as increase in costs incurred for office rental, depreciation, communications and other corporate support activities. We incurred these additional costs as we substantially expanded our hotel chain with 205 new hotels added during the year and 114 additional hotels under development.
Income from Operations. Our income from operations decreased by 23.3% from RMB 106.7 million in 2007 to RMB 81.8 million (US$12.0 million) in 2008 as a cumulative result of the above factors. Our income from operations in 2008 was negatively impacted by lower RevPAR at our hotels primarily as a result of the high proportion of hotels that are newly opened and still ramping up, the high proportion of hotels in lower tier cities where room rates are lower, and the below average performance of the recently acquired hotels, while costs increased proportionally with the increase in the number of hotels or due to inflationary pressures.
Interest Income (Expense), Net. Our net interest income decreased substantially from RMB 24.5 million in 2007 to RMB 3.9 million (US$0.6 million) in 2008, primarily because cash was invested in new hotel development and general corporate purposes throughout the year, and interest rates declined.

Gain on Buy-back of Convertible Bond. Our gain on buy-back of convertible bond increased from nil in 2007 to RMB 103.3 million (US$15.0 million) in 2008 because we repurchased part of our outstanding convertible bonds.
Foreign Exchange Loss, Net. Our net foreign exchange loss increased from RMB 53.2 million in 2007 to RMB 65.5 million (US$9.6 million) in 2008, primarily because we started 2008 with a large U.S. dollar cash balance from our convertible offering completed in December 2007 and the U.S. dollar depreciated against the RMB during the course of that year.
Income Tax Expense. Our income tax expense decreased by 37.6% from RMB 45.0 million in 2007 to RMB 28.1 million (US$4.1 million) in 2008, primarily because our income before tax expenses decreased. In addition, 2007 income tax expense had been increased by the inclusion of a one-time deferred tax asset adjustment of RMB 6.1 million as a result of lowered tax rates at our hotels.
Minority Interests. Minority interests represent BTG’s share of our net income based on its equity interest in Home Inns Beijing prior to our acquisition of this minority stake from BTG in July 2007 and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures in 2007 and seven in 2008. Minority interests amounted to RMB 5.1 million (US$0.7 million) in 2008 compared to RMB 5.6 million in 2007.
Net Income. As a result of the foregoing, we had net income of RMB 101.2 million (US$14.8 million) in 2008, an increase of 183.1% from net income of RMB 35.8 million in 2007. Our net income in 2008 was negatively impacted by lower income from operations and higher foreign exchange losses, offset by a gain from convertible bond repurchasing.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Revenues. Our total revenues increased by 71.5% from RMB 588.5 million in 2006 to RMB 1.01 billion in 2007.
•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 69.6% from RMB 567.9 million in 2006 to RMB 963.1 million in 2007. This increase was primarily due to our substantial expansion of leased-and-operated hotels in operation from 94 hotels and 11,395 rooms as of December 31, 2006 to 195 hotels and 24,336 rooms as of December 31, 2007.
•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially by 124.5% from RMB 20.6 million in 2006 to RMB 46.3 million in 2007. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 40 hotels with 4,767 rooms as of December 31, 2006 to 71 hotels with 8,390 rooms as of December 31, 2007.
Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB 480.0 million in 2006 to RMB 842.4 million in 2007. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2007.
•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB 403.7 million in 2006 to RMB 723.7 million in 2007. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 94 hotels and 11,395 rooms as of December 31, 2006 to 195 hotels and 24,336 rooms as of December 31, 2007.
•	Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB 11.5 million in 2006 to RMB 19.6 million in 2007. This increase was primarily due to increased marketing and promotional expenses in connection with 132 new hotels that opened in 2007.
•	General and Administrative Expenses. Our general and administrative expenses increased by 52.8% from RMB 64.8 million in 2006 to RMB 99.0 million in 2007, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 280 new employees in the areas of finance and accounting, human resources and general administration to support our expanded operations in 2007.

Income from Operations. Our income from operations increased by 43.0% from RMB 74.6 million in 2006 to RMB 106.7 million in 2007 as a cumulative result of the above factors. Our income from operations in 2007 was negatively impacted by our acquisition and consolidation of Top Star as, historically, the Top Star hotels have not been profitable.
Interest Income (Expense), Net. Our net interest income increased substantially from RMB 0.4 million in 2006 to RMB 24.5 million in 2007, primarily due to interest income from proceeds of our initial public offering and our additional public offering.
Foreign Exchange Gain (Loss), Net. Our net foreign exchange loss increased substantially from RMB 7.0 million in 2006 to RMB 53.2 million in 2007, primarily due to the U.S. dollar net proceeds we received from both our initial public offering in October 2006, our additional public offering in May 2007 and the convertible bonds we issued in December 2007 as well as the RMB appreciation since then until the end of 2007.
Income Tax Expense. Our income tax expense increased by 110.5% from RMB 21.4 million in 2006 to RMB 45.0 million in 2007, primarily because of the increased income of our operating subsidiaries in China. In addition, 2007 income tax expense were increased by the inclusion of a one-time deferred tax asset adjustment of RMB 6.1 million as a result of lowered tax rates at our hotels.
Minority Interests. Minority interests represent BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interests increased to RMB 5.6 million in 2007 compared to RMB 5.0 million in 2006, due to our increased net income in 2007 partially offset by the fact that we purchased the remaining stake in Home Inns Beijing from BTG in July 2007.
Net Income. As a result of the foregoing, we had net income of RMB 35.8 million in 2007, a decrease of 23.8% from net income of RMB 46.9 million in 2006. Our net income in 2007 was negatively impacted by foreign exchange loss and our acquisition and consolidation of Top Star as, historically, the Top Star hotels have not been profitable.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares and preferred shares through private placements, borrowings from BTG and third-party lenders as well as the proceeds we received from our public offerings of ordinary shares and our offering of convertible bonds. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. As of December 31, 2008, we had entered into binding contracts with lessors of 54 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 324.0 million (US$47.5 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, our existing cash balance and bank credit facilities.
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	161,972	214,631	356,886	52,310
Net cash used in investing activities	(213,795)	(613,419)	(964,315)	(141,342)
Net cash provided by/used in financing activities	779,089	1,256,606	(281,202)	(41,216)
Effect of foreign exchange rate changes on cash and cash equivalents	(6,990)	(53,221)	(65,524)	(9,604)
Net increase/(decrease) in cash and cash equivalents	720,276	804,597	(954,155)	(139,852)
Cash and cash equivalents at beginning of period	37,727	758,003	1,562,600	229,034
Cash and cash equivalents at end of the period	758,003	1,562,600	608,445	89,182

Operating Activities
We have financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow and existing cash balances.
Net cash provided by operating activities increased from RMB 214.6 million in 2007 to RMB 356.9 million (US$52.3 million) in 2008. The increase resulted from our expanded operations from 266 hotels in operation with 32,726 hotel rooms as of December 31, 2007 to 471 hotels in operation with 55,631 hotel rooms as of December 31, 2008.
Net cash provided by operating activities increased substantially from RMB 162.0 million in 2006 to RMB 214.6 million in 2007. The increase resulted from our expanded operations in 2007. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 134 hotels in operation with 16,162 hotel rooms as of December 31, 2006 to 266 hotels in operation with 32,726 hotel rooms as of December 31, 2007.
Investing Activities
Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. Net cash used in investing activities increased from RMB 613.4 million in 2007 to RMB 964.3 million (US$141.3 million) in 2008, primarily due to capital expenditures for new hotels opened and payment for consideration of the prior year’s acquisitions. Net cash used in investing activities increased from RMB 213.8 million in 2006 to RMB 613.4 million in 2007, primarily due to capital expenditures for new hotels opened, our acquisition of the remaining equity interest of Home Inns Beijing and our acquisition of Top Star.
Financing Activities
Our financing activities consist of issuance and sale of our shares and convertible bonds to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of March 31, 2009, we had no outstanding indebtedness, and the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 300.0 million (US$44.0 million). We expect these one-year facilities to be renewable under similar terms and conditions upon expiration if we are not in default under the existing terms.
Net cash used in financing activities in 2008 amounted to RMB 281.2 million (US$41.2 million) and was primarily attributable to the repurchasing of part of our outstanding convertible bonds and the repayment of our bank debt. Net cash provided by financing activities in 2007 amounted to RMB 1,256.6 million and was primarily attributable to the net proceeds from our additional public offering as well as our sale of convertible bonds, offset in part by the amount of debt we repaid during the period. Net cash provided by financing activities in 2006 amounted to RMB 779.1 million and was primarily attributable to the net proceeds from our initial public offering, offset in part by the amount of debt we repaid during the period.
Capital Expenditures
Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 237.9 million, RMB 581.6 million and RMB 996.4 million (US$146.0 million) in 2006, 2007 and 2008, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.
C. Research and Development, Patents and Licenses, Etc.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 11 registered trademarks in China, including “”, and are applying for registration of 33 new trademarks in China, which includes 8 trademarks for which Top Star had been applying. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance Sheet Arrangements
Other than operating lease obligations set forth in the table below in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	(in RMB millions)
Convertible bonds	895	—	895	—	—
Operating lease obligations	7,044	556	1,717	1,712	3,059
Purchase obligations	83	83	—	—	—

Total	8,022	639	2,612	1,712	3,059
Our convertible bonds will mature in December 2012, unless previously converted into our ordinary shares at a conversion price of US$26.545 (equal to US$53.09 per ADS), based on a fixed exchange rate of RMB 7.4 to US$1.00. According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed. A holder will receive 509.079 ordinary shares per RMB 100,000 principal amount of bonds upon conversion, subject only to contingent adjustment for dilutive events or change of control. Our operating lease obligations relate to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of our contractual commitments relating to leasehold improvements and installation of equipment for our leased-and-operated hotels.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Yunxin Mei	60	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	41	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	44	Chief Executive Officer, Director
May Wu	41	Chief Financial Officer
Jason Zong	44	Chief Operating Officer
Rixin Liang	54	Chief Branding Officer
Min Bao	49	Independent Director
James Jianzhang Liang	39	Co-Founder, Independent Director
Kenneth Gaw	38	Independent Director
Terry Yongmin Hu	39	Independent Director

Yunxin Mei has served as our director since May 2004. Since 2000, Mr. Mei has been the vice chairman and president of BTG responsible for the overall operations and management as well as executing BTG’s mid- and long-term development plans. He also serves on the boards of Home Inns Hong Kong, Home Inns Beijing and Beijing Tourism Group (HK) Holdings Company Ltd. as well as on the boards of several other companies, including Poly Victory Investments Limited, Viobright International Investments Ltd. and Profit Act Investment Ltd., all of which are holding companies investing in the hotel business in China.
Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited. Mr. Shen co-founded Ctrip, the largest travel consolidator in China, and has been a director of Ctrip since its inception. Mr. Shen also served as Ctrip’s chief financial officer from 2000 to October 2005 and its president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange, and an independent director and a member of the nominating committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. He also serves on the boards of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.
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
May Wu has served as our chief financial officer since July 2006. She served as our senior vice president of finance from March 2006 to June 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management North America Inc. from January 2005 to March 2006, and a vice president from January 2003 to December 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. She has served as an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange, since August 2008. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.
Jason Zong has served as our chief operating officer since January 2008. He served as our senior vice president of operations from October 2006 to December 2007. Mr. Zong has more than 10 years of consumer industry experience. From December 2004 to October 2006, Mr. Zong served as vice president of operations and east region general manager of China for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world. From June 2001 to December 2004, Mr. Zong served as vice president of operations for Lotus Supermarket Chain Store Co., Ltd. Mr. Zong holds a bachelor’s degree from Fudan University.
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
Min Bao has served as our director since March 2006. Mr. Bao has served as the vice president of BTG since July 2008. From February 2007 to July 2008, he was the assistant general manager of BTG. From February 2006 to February 2007, Mr. Bao was the general manager of BTG Hotel & Resorts Co., Ltd. From June 2002 to February 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Beijing Xin Qiao Hotel Co., Ltd. Mr. Bao currently serves on the boards of Home Inns Beijing and Home Inns Hong Kong as well as the boards of several companies, including Poly Victory Investments Ltd., BTG Hotel & Resorts Co., Ltd., Beijing Jian Guo Hotel Co., Ltd., Beijing Peace Hotel Co., Ltd., Yue Xiu Hotel Co., Ltd. and Henan Xing Ya Jian Guo Hotel, all of which are China-based hotel companies.

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and has been a director of Ctrip since its inception and the chairman of its board of directors since August 2003. Mr. Liang also served as Ctrip’s chief executive officer from 2000 to January 2006. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.
Kenneth Gaw has served as our independent director since October 2006. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder of Gateway Capital, a real estate investment and management company. Mr. Gaw currently serves on the boards of several companies, including Hong Kong Thailand Business Council, a non-profit organization, Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand, Gaw Capital Partners, a private equity fund and property developer and Japan Opportunities Fund II, a real estate fund investing in Japan. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.
Terry Yongmin Hu has served as our independent director since October 2006. Mr. Hu is a partner at FountainVest Partners (Asia) Limited, a China-focused private equity firm, and is also an advisory director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China, where he served as a managing director from May 2005 to October 2007. Prior to joining Temasek Holdings in May 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in August 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.
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
B. Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2008, we paid an aggregate of approximately RMB 5.5 million (US$0.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives
Option Plan. We adopted the Employee’s Stock Option Plan, or the Option Plan, in 2003 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors authorized the issuance of up to 4,784,226 ordinary shares upon exercise of awards granted under our Option Plan. We no longer grant options or other awards under the Option Plan as we now grant options and other awards under the 2006 Share Incentive Plan, or the 2006 Plan.
Plan Administration. Our board of directors, or a committee designated by our board or directors, administers the Option Plan. The committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each option grant.
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
Eligibility. Employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, are eligible for awards under the Option Plan.
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
Term of the Options. The term of each option grant are stated in the applicable stock option agreement, provided that the term may not exceed 10 years from the date of the grant.
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
2006 Plan. In 2006, our board of directors and shareholders approved a new share incentive plan, the 2006 Plan. As of December 31, 2008, 2,827,400 shares were permitted to be issued upon exercise of awards granted under our 2006 Plan.
Types of Awards. The types of awards we may grant under our 2006 Plan include the following:
•	options to purchase our ordinary shares;
•	restricted shares, which may be subject to forfeiture, representing non-transferable ordinary shares;

•	restricted share units, which may be subject to forfeiture, representing the right to receive our ordinary shares at a specified date in the future;
•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and
•	dividend equivalent rights, which represent the value of the dividends per share that we pay.
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
Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.
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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group as of March 31, 2009, without giving effect to options that were exercised or terminated.

	Options	Exercise Price			Date of
Name	Awarded	(US$/Share)		Date of Grant	Expiration
Yunxin Mei	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.50		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
Neil Nanpeng Shen	100,000	0.3309		1/1/2005	12/31/2009
	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.50		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
David Jian Sun	271,000	0.3309		1/1/2005	12/31/2009
	109,000	2.25		12/1/2005	11/30/2010
	70,000	2.72		3/17/2006	3/16/2011
	142,500	5.50		10/2/2006	10/1/2011
	30,000	17.395		4/20/2007	4/19/2012
	170,000	3.63	*	10/27/2008	10/26/2013
May Wu	300,000	1.53		3/1/2006	2/28/2011
	142,500	5.50		10/2/2006	10/1/2011
	26,000	17.395		4/20/2007	4/19/2012
	150,000	3.63	*	10/27/2008	10/26/2013
Jason Zong	200,000	5.50		10/2/2006	10/1/2011
	12,500	17.395		4/20/2007	4/19/2012
	101,500	3.63	*	10/27/2008	10/26/2013
Rixin Liang	158,858	0.232		3/1/2003	2/28/2008
	105,844	0.3309		3/1/2004	2/28/2009
	75,298	2.25		12/1/2005	11/30/2010
	10,000	16.64		12/26/2006	12/25/2011
	17,500	17.395		4/20/2007	4/19/2012
	130,500	3.63	*	10/27/2008	10/26/2013
Min Bao	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
James Jianzhang Liang	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
Kenneth Gaw	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
Terry Yongmin Hu	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
Other individuals as a group	4,787,662		*

*	On October 27, 2008, we cancelled the unvested portion of the options held by each of our option grantees and granted them new options that would entitle each of them to acquire the same number of our ordinary shares underlying the cancelled options at a new strike price, with a new vesting schedule beginning from October 27, 2008. The information in the above table gives effect to the cancellation of the unvested portion of the old options and grant of the new options to each of the directors and officers named in the table.
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
In 2008, our board held meetings or passed resolutions by unanimous written consent nine times.

Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605(b)(1) of the Nasdaq Stock Market Marketplace Rules, all members of each of our board committees will be independent directors. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Messrs. James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(c)(2)(A) of Nasdaq Stock Market Marketplace Rules and all the members of our audit committee are “financial experts” as defined under Rule 5605(c)(2)(A) of Nasdaq Stock Market Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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
In 2008, our audit committee held meetings or passed resolutions by unanimous written consent 10 times.
Compensation Committee. Our compensation committee consists of Messrs. Neil Nanpeng Shen, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(d) of Nasdaq Stock Market Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	reviewing and approving the total compensation package for our three most senior executives;
•	reviewing and recommending to the board with respect to the compensation of our directors; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent twice.
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
D. Employees
Excluding employees of our franchised-and-managed hotels, we had 4,593, 8,309 and 12,686 employees as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, our employees consisted of 11,978 hotel-based employees, 140 reservation agents at our centralized reservation center, and 568 corporate staff. Less than 1% of our employees are associated with labor unions. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Neil Nanpeng Shen(3)	4,900,389	6.8
James Jianzhang Liang(4)	3,972,250	5.6
Rixin Liang(5)	679,218	*
David Jian Sun(6)	648,056	*
May Wu(7)	297,021	*
Yunxin Mei(8)	126,000	*
Min Bao(9)	49,850	*
Kenneth Gaw(10)	39,000	*
Terry Yongmin Hu(11)	4,000	*
Jason Zong(12)	112,500	*
All Directors and Executive Officers as a Group(13)	10,828,284	15.0
Principal Shareholders:
Poly Victory Investments Limited(14)	13,805,809	19.3
Ctrip.com International, Ltd.(15)	6,187,720	8.7
Maverick Capital, Ltd. (16)	5,911,922	8.3
Yijun Liu(17)	5,176,660	7.2
Chung Lau(18)	3,915,750	5.5

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 71,413,780, which was the number of ordinary shares outstanding as of March 31, 2009, (ii) the number of restricted shares held by such person or group that will become vested within 60 days after March 31, 2009 and (iii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2009.

(3)	Includes 3,955,389 ordinary shares and 350,000 ADSs representing 700,000 ordinary shares held by Max Wealth Enterprise Limited, a British Virgin Islands company solely owned and controlled Mr. Shen, and 245,000 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after March 31, 2009. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(4)	Includes 3,915,750 ordinary shares held by Ms. Lau, Mr. Liang’s wife, and 56,500 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after March 31, 2009. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 2000335, People’s Republic of China.

(5)	Includes 651,718 ordinary shares held by Ms. Liang as well as 27,500 ordinary shares issuable upon exercise of options held by Ms. Liang that are exercisable within 60 days after March 31, 2009. Does not include 18,825 restricted shares that will not become vested within 60 days after March 31, 2009. The business address of Ms. Liang is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(6)	Includes 494,306 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled by Mr. Sun, as well as 153,750 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after March 31, 2009. Does not include 27,250 restricted shares that will not become vested within 60 days after March 31, 2009. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(7)	Includes 109,771 ordinary shares held by Ms. Wu and 90,000 ordinary shares held by Spring Crest Group Limited, which is controlled by Ms. Wu’s mother, Ruiwen Jin, as well as 97,250 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after March 31, 2009. Does not include 75,000 restricted shares that will not become vested within 60 days after March 31, 2009. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(8)	Includes 31,000 ordinary shares held by Mr. Mei and 95,000 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after March 31, 2009. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(9)	Includes 10,850 ordinary shares held by Mr. Bao and 39,000 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after March 31, 2009. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(10)	Includes 39,000 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after March 31, 2009. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.

(11)	Includes 4,000 ordinary shares issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after March 31, 2009. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.

(12)	Includes 112,500 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after March 31, 2009. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(13)	Includes ordinary shares, restricted shares that will become vested within 60 days after March 31, 2009 and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2009 held by all of our directors and senior executive officers as a group.

(14)	Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group., which is a state-owned enterprise in China. Poly Victory Investment Limited’s registered office is at Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.

(15)	Based on the Schedule 13D/A filed with the SEC on December 30, 2008. The ordinary shares are represented by 3,093,860 ADSs purchased by Ctrip and its wholly-owned subsidiary.

(16)	Based on the Schedule 13G filed with the SEC on February 17, 2009.

(17)	Based on the Schedule 13G filed with the SEC on February 17, 2009. In addition to convertible bonds convertible into 178,177 ADSs representing 356,354 ordinary shares beneficially owned by Mr. Liu, this also includes 2,323,865 ADSs representing 4,647,730 ordinary shares and convertible bonds convertible into 86,288 ADSs representing 172,576 ordinary shares that may also be deemed to be beneficially owned by Prime Capital Management Company (Cayman) Limited, Prime Capital Management Company Limited and Dragon Billion China Master Fund. Mr. Liu is the director of Prime Capital Management Company (Cayman) Limited and Prime Capital Management Company Limited and the fund manager of Dragon Billion China Master Fund; Prime Capital Management Company (Cayman) Limited and Prime Capital Management Company Limited are the investment manager and the investment adviser, respectively, of Dragon Billion China Master Fund. The business address of Prime Capital Management Company (Cayman) Limited and Dragon Billion China Master Fund is c/o Campbell Corporate Services Limited, 4th Floor, Scotia Centre, P.O. Box 268, George Town, Grand Cayman KY1-1104, Cayman Islands. The business address of Prime Capital Management Company Limited is Unit 2303, 23rd Floor, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong.

(18)	Ms. Lau is the wife of our director, James Jianzhang Liang. The address of Ms. Lau is c/o James Jianzhang Liang, Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 2000335, People’s Republic of China.
None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2009, we had 71,413,780 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 66.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Private Placement
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
Shareholders’ Agreement
In connection with our reorganization in June 2006, we and our then existing shareholders entered into a shareholders agreement, which incorporates the principal terms of the previous shareholders agreements between Home Inns Hong Kong and our shareholders. Under this agreement, these shareholders are entitled to certain registration rights, including demand registration and Form F-3 or Form S-3 registration.
Transactions with BTG
BTG is the parent company of Beijing Capital Travel, which was a minority equity interest holder of Home Inns Beijing. It is also the parent company of Poly Victory, which is one of our principal shareholders. In addition to the transactions with BTG involving shares of Home Inns Hong Kong and Hong Inns Beijing as described above under “—Private Placement,” we have entered into the following transactions with BTG during the past three years.
Financing Transactions with BTG. In June 2005, Home Inns Hong Kong, Home Inns Beijing and BTG entered into a financing transaction agreement whereby BTG agreed to provide up to RMB 80 million (US$10 million) financing to Home Inns Beijing in the form of loans through a third-party commercial bank to facilitate the anticipated rapid expansion of the Home Inns hotel chain throughout China. We repaid all indebtedness to BTG in the first quarter of 2007.
Rental Payments to Jian Guo Inns. Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2006, 2007 and 2008, we paid RMB 3.5 million, RMB 2.8 million and RMB 2.8 million (US$0.4 million), respectively, to Jian Guo Inns as rental payments.
Acquisition of BTG’s Remaining 4.41% Stake in Home Inns Beijing. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration consisting of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.

Transactions with Ctrip
Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005, and another of Ctrip’s directors, Suyang Zhang, was our director from 2001 to 2006. Some of our customers book our hotel rooms through Ctrip and we pay sales commissions to Ctrip for such bookings. In 2006, 2007 and 2008, we paid RMB 6.0 million, RMB 8.9 million and RMB 14.8 million (US$2.2 million), respectively, to Ctrip as sales commissions.
During the period from September 12 to December 29, 2008, Ctrip and its wholly owned subsidiary purchased our ADSs on the open market representing an aggregate of 6,187,720 of our ordinary shares.
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.
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
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2006 (from October 26, 2006)	39.02	21.50
2007	50.08	24.00
2008	36.00	7.00

Quarterly Highs and Lows
First Quarter 2007	49.50	33.74
Second Quarter 2007	37.39	28.26
Third Quarter 2007	36.96	24.00
Fourth Quarter 2007	50.08	30.63
First Quarter 2008	36.00	17.79
Second Quarter 2008	26.44	17.56
Third Quarter 2008	19.03	12.60
Fourth Quarter 2008	14.21	7.00
First Quarter 2009	11.11	7.50

Monthly Highs and Lows
2008
October	14.21	7.00
November	11.71	7.06
December	11.61	8.04
2009
January	11.11	7.50
February	9.15	7.65
March	10.44	7.60
April (through April 21)	14.43	9.37
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006 under the symbol “HMIN.”
D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-137800), as amended, initially filed with the SEC on October 4, 2006.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”
E. Taxation
The following summary of the material Cayman Islands, Hong Kong, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
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
Hong Kong Taxation
Home Inns Hong Kong was subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been assessed as we did not have assessable profit that was earned in or derived from Hong Kong during the years presented.

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
Under the new EIT law which became effective on January 1, 2008, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new EIT law, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, the new EIT law provides that dividend income between “resident enterprises” is exempted from income tax.
Moreover, the new EIT law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from sources within China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the new EIT law.
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
With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs are (but not our ordinary shares). Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
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
Passive Foreign Investment Company
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
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
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also previously filed with the SEC our registration statement on Form F-3, as amended, and a prospectus under the Securities Act with respect to 655,830 ordinary shares held by a shareholder.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Other than our convertible bonds, we did not have any outstanding loans as of March 31, 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our proceeds from our public offerings and our convertible bond offering. For every 1% that the U.S. dollar appreciates or depreciates against the RMB, the value of our U.S. dollar-denominated cash and cash equivalents in RMB terms would rise or fall in value by RMB 1.5 million. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. It is difficult to predict how long the current situation may last and when and how it may change again.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
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
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm
See the consolidated financial statements of Home Inns & Hotels Management Inc., which are included at the end of this annual report.
Changes in Internal Control
There were no significant changes in internal control for the year ended December 31, 2008.
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

	For the Year Ended
	December 31,
	2006	2007	2008
	(in thousands of RMB)
Audit fees(1)	10,310	7,202	7,315
Audit-related fees(2)	3,246	4,546	—
Tax fees	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the review of registration documents in connection with our initial public offering in 2006, our additional public offering and our convertible bond offering in 2007.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. It further requires that the report be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and that it be filed with Nasdaq at the time it is distributed to shareholders. Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Nasdaq Marketplace Rule 5635(c) and IM-5635-1 require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans or other equity compensation arrangements, including a repricing of outstanding options. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2008. We may hold annual shareholder meetings in the future if there are significant issues that require shareholder approval.
Maples and Calder has also provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for amendments to our existing equity incentive plans or arrangements. We followed home country practice with respect to certain equity incentive arrangements with our option grantees. In October 2008, we cancelled the unvested portion of the options of each of our option grantees and issued them new options for the same number of underlying ordinary shares, with new vesting schedules and a reduced strike price.
Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.
In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website english.homeinns.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Home Inns & Hotels Management Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number		Description of Document

1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

2.1	*	Indenture, dated December 10, 2007, constituting RMB 1,110,000,000 USD Settled Zero Coupon Convertible Senior Bonds due December 10, 2012

4.1		Employment Agreement between the Registrant and James Zong (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.2
Agreement for the Sale and Purchase of Hong Kong AI Home Hotel Investment Limited dated October 21, 2007 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3
English translation of Agreement for the Sale and Purchase of Shanghai Chuwen Holding Investment Ltd. dated October 21, 2007 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

8.1	*	Subsidiaries of the Registrant

9.1
Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-137800), as amended, initially filed with the SEC on October 4, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Maples and Calder

23.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun

	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer
Date: April 24, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HOME INNS & HOTELS MANAGEMENT INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 24, 2009

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note		2006	2007	2008	2008
						US$ thousands
						(Note 2(d))
Revenues:
Leased-and-operated hotels			567,895	963,050	1,771,762	259,694
Franchised-and-managed hotels			20,605	46,266	99,779	14,625

Total revenues			588,500	1,009,316	1,871,541	274,319
Less: Business tax and related surcharges			(33,977)	(60,302)	(111,870)	(16,397)
Net revenues			554,523	949,014	1,759,671	257,922
Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities			(171,576)	(299,792)	(643,694)	(94,349)
Personnel costs			(87,981)	(155,611)	(337,837)	(49,518)
Depreciation and amortization			(44,619)	(85,600)	(190,698)	(27,951)
Consumables, food and beverage			(43,482)	(84,053)	(143,555)	(21,041)
Others			(56,019)	(98,644)	(182,284)	(26,718)

Total leased-and-operated hotel costs			(403,677)	(723,700)	(1,498,068)	(219,577)
Sales and marketing expenses			(11,488)	(19,632)	(27,161)	(3,981)
General and administrative expenses			(64,793)	(99,026)	(152,648)	(22,374)

Total operating costs and expenses			(479,958)	(842,358)	(1,677,877)	(245,932)

Income from operations			74,565	106,656	81,794	11,990

Interest income			6,578	31,717	32,023	4,694
Interest expense			(6,143)	(7,168)	(28,136)	(4,124)
Gain on buy-back of convertible bond	11		—	—	103,291	15,140
Other non-operating income	2	(aa)	5,309	8,434	10,971	1,608
Foreign exchange loss, net	2	(c)	(6,990)	(53,221)	(65,524)	(9,604)

Income before income tax expense and minority interests			73,319	86,418	134,419	19,704
Income tax expense	5		(21,391)	(45,035)	(28,107)	(4,120)
Minority interests			(5,034)	(5,627)	(5,087)	(746)

Net income			46,894	35,756	101,225	14,838

Amount allocated to participating preference shareholders			(16,174)	—	—	—

Net income available to ordinary shareholders			30,720	35,756	101,225	14,838

Earnings per share	14
— Basic			0.86	0.52	1.43	0.21

— Diluted			0.82	0.47	0.04	0.01

Weighted average ordinary shares outstanding
— Basic			35,550,114	68,323,370	70,863,336	70,863,336

— Diluted			37,530,332	76,883,995	78,037,433	78,037,433

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs			12	11	11	2
General and administrative expenses			16,283	15,060	24,833	3,640
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note		2007	2008	2008
					US$ thousands
					(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents			1,562,600	608,445	89,182
Restricted cash			173,849	—	—
Short-term investment	3		—	100,000	14,657
Accounts receivable	2	(h)	16,913	23,263	3,410
Receivables from related parties	15		1,372	1,617	237
Consumables			18,992	26,885	3,941
Prepayments and other current assets, net of allowance	4, 2	(h)	61,927	63,904	9,370
Deferred tax assets, current	5		16,574	41,824	6,130

Total current assets			1,852,227	865,938	126,927

Property and equipment, net	6		1,147,682	1,950,900	285,951
Goodwill	7		397,778	390,882	57,293
Intangible assets, net	8		46,739	44,977	6,592
Other assets			68,088	33,177	4,863
Deferred tax assets, non-current	5		49,024	77,580	11,371

Total assets			3,561,538	3,363,454	492,997

LIABILITIES
Current liabilities:
Accounts payable			13,007	22,438	3,289
Payables to related parties	15		6,651	6,668	977
Short-term borrowings	9		269,000	—	—
Salaries and welfare payable			48,260	69,635	10,207
Income tax payable			43,083	52,458	7,689
Other taxes payable			8,901	12,691	1,860
Deferred revenues			23,807	38,082	5,582
Accruals for customer reward program	2	(p)	5,439	8,587	1,259
Other unpaid and accruals	10		36,570	52,220	7,654
Other payables	10		350,204	376,739	55,220

Total current liabilities			804,922	639,518	93,737

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2007	2008	2008
				US$ thousands
				(Note 2(d))
Deferred rental		94,226	136,825	20,055
Deferred revenues, non-current		14,031	22,697	3,327
Long-term loan	9	18,036	—	—
Deposits from franchised-and-managed hotels		—	13,741	2,014
Unfavorable lease liability		19,894	16,017	2,348
Convertible bond	11	1,110,308	895,696	131,286
Deferred tax liability, non-current	5	13,637	12,279	1,800

Total liabilities		2,075,054	1,736,773	254,567

Minority interest		11,087	19,073	2,796
Commitments and contingencies	16
Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 70,487,385 and 71,212,795 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	12	2,874	2,899	425
Additional paid-in capital		1,362,942	1,393,903	204,310
Statutory reserves		41,333	49,994	7,328
Retained earnings		68,248	160,812	23,571

Total shareholders’ equity		1,475,397	1,607,608	235,634

Total liabilities and shareholders’ equity		3,561,538	3,363,454	492,997

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Preferred Shares								Additional		Deferred		Total
	Series A		Series B		Series C		Ordinary shares		paid-in	Statutory	share-based	Retained	share-holders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	compensation	earnings	equity
Balance as of January 1, 2006	17,241,400	714	2,417,645	100	3,265,841	135	27,399,140	1,134	152,879	11,360	(2,810)	15,571	179,083

Adjustment as a result of adoption of SFAS No.123(R) (Note 2(v))	—	—	—	—	—	—	—	—	(2,810)	—	2,810	—	—
Issuance of ordinary shares in a private placement (Note 12)	—	—	—	—	—	—	2,834,037	113	72,369	—	—	—	72,482
Issuance of ordinary shares in an initial public offering (Note 12)	—	—	—	—	—	—	11,748,474	463	580,789	—	—	—	581,252
Conversion of convertible preferred shares to ordinary shares (Note 12)	(17,241,400)	(714)	(2,417,645)	(100)	(3,265,841)	(135)	22,924,886	949	—	—	—	—	—
Exercise of stock purchase right (Note 13)	—	—	—	—	—	—	806,302	32	6,579	—	—	—	6,611
Net income	—	—	—	—	—	—	—	—	—	—	—	46,894	46,894
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	3,416	—	—	—	3,416
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	12,054	—	(12,054)	—

Balance as of December 31, 2006	—	—	—	—	—	—	65,712,839	2,691	813,222	23,414	—	50,411	889,738

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Preferred Shares								Additional		Deferred		Total
	Series A		Series B		Series C		Ordinary shares		paid-in	Statutory	share-based	Retained	share-holders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	compensation	earnings	equity
Balance as of December 31, 2006	—	—	—	—	—	—	65,712,839	2,691	813,222	23,414	—	50,411	889,738

Issuance of ordinary shares to acquire additional shares of Home Inns Beijing	—	—	—	—	—	—	441,669	17	53,187	—	—	—	53,204
Issuance of ordinary shares in the acquisition of Top Star	—	—	—	—	—	—	655,831	25	105,997	—	—	—	106,022
Issuance of ordinary shares in a secondary offering (Note 12)	—	—	—	—	—	—	2,956,310	114	370,265	—	—	—	370,379
Exercise of stock purchase right (Note 13)	—	—	—	—	—	—	255,000	10	2,316	—	—	—	2,326
Exercise of stock option (Note 13)	—	—	—	—	—	—	465,736	17	2,884	—	—	—	2,901
Recognition of share-based compensation costs	—	—	—	—	—	—	—	—	15,071	—	—	—	15,071
Net income	—	—	—	—	—	—	—	—	—	—	—	35,756	35,756
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	17,919	—	(17,919)	—

Balance as of December 31, 2007	—	—	—	—	—	—	70,487,385	2,874	1,362,942	41,333	—	68,248	1,475,397

Exercise of stock purchase right (Note 13)	—	—	—	—	—	—	215,286	8	1,982	—	—	—	1,990
Exercise of stock option (Note 13)	—	—	—	—	—	—	510,124	17	4,135	—	—	—	4,152
Recognition of share-base compensation costs	—	—	—	—	—	—	—	—	24,844	—	—	—	24,844
Net income	—	—	—	—	—	—	—	—	—	—	—	101,225	101,225
Appropriations to statutory reserve	—	—	—	—	—	—	—	—	—	8,661	—	(8,661)	—

Balance as of December 31, 2008	—	—	—	—	—	—	71,212,795	2,899	1,393,903	49,994	—	160,812	1,607,608

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2006	2007	2008	2008
				US$ thousands
				(Note 2(d))
Cash flows from operating activities:
Net income	46,894	35,756	101,225	14,838
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	16,295	15,071	24,844	3,642
Depreciation and amortization	46,603	87,618	199,989	29,313
Foreign exchange loss, net	6,990	53,221	65,524	9,604
Minority interests	5,034	5,627	5,087	746
Loss from disposal of property and equipment	192	4,030	2,315	339
Gain on buy-back of convertible bond	—	—	(103,290)	(15,140)
Deferred income tax	(17,345)	(23,632)	(55,572)	(8,145)
Change in assets and liabilities, net of effects of acquisitions:
Decrease in restricted cash	1,900	—	—	—
Increase in accounts receivable	(5,772)	(6,126)	(6,163)	(903)
Increase in receivables from related parties	(182)	(1,174)	(245)	(36)
Increase in consumables	(6,601)	(2,878)	(7,391)	(1,083)
(Increase)/decrease in prepayments and other current assets	(5,046)	(22,098)	1,116	163
(Increase)/decrease in other assets	(1,207)	(10,121)	19,017	2,787
Increase/(decrease) in accounts payable	5,528	(9,051)	7,260	1,064
Increase/(decrease) in payables to related parties	25	(739)	17	2
Increase in salaries and welfare payable	14,203	21,309	21,236	3,113
Increase in income tax payable	7,010	22,421	9,375	1,374
Increase in other taxes payable	2,533	4,353	3,718	545
Increase in accruals for customer reward program	1,967	2,696	3,148	461
Increase/(decrease) in other payables and accruals	13,211	(6,987)	(18,993)	(2,785)
Increase in deferred revenues, current and non-current	12,170	18,752	22,941	3,363
Increase in deferred rental	17,570	26,275	42,599	6,244
Increase in deposits from franchised-and-managed hotels, non-current	—	—	13,741	2,014
Increase in interest accruals for convertible bond	—	308	5,388	790

Net cash provided by operating activities	161,972	214,631	356,886	52,310

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2006	2007	2008	2008
				US$ thousands
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of fixed assets	71	859	1,657	243
Purchase of property and equipment	(212,625)	(462,295)	(828,484)	(121,434)
Purchase of intangible assets	(1,241)	(5,236)	(3,905)	(572)
Cash paid for short term investments (Note 3)	—	—	(100,000)	(14,657)
Net cash used for the acquisition of subsidiaries	—	(146,747)	(33,583)	(4,922)

Net cash used in investing activities	(213,795)	(613,419)	(964,315)	(141,342)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	650,588	366,866	—	—
Proceeds from share option exercise	—	1,917	4,872	714
Net proceeds from issuance of convertible bond	—	1,082,268	—	—
Buy-back of convertible bond	—	—	(113,370)	(16,617)
Payment for bond offering related transaction costs	—	—	(4,885)	(716)
Repayment of acquired subsidiaries’ debts to original shareholders	—	(84,000)	(52,467)	(7,690)
Restricted cash paid and collected for short-term borrowings	—	(173,849)	173,849	25,482
Proceeds from short-term borrowings	190,000	768,000	340,000	49,835
Proceeds from long-term loans from a related party	20,000	—	—	—
Advance from a related party	6,747	—	—	—
Repayment of short-term borrowings	(86,000)	(643,000)	(609,000)	(89,263)
Repayment of long-term loan	—	(60,000)	(18,036)	(2,644)
Dividend paid by VIE subsidiaries to minority shareholders	(2,246)	(1,877)	(3,515)	(515)
Other financing activities	—	281	1,350	198

Net cash provided/(used) by financing activities	779,089	1,256,606	(281,202)	(41,216)

Effect of foreign exchange rate changes on cash and cash equivalents	(6,990)	(53,221)	(65,524)	(9,604)

Net increase/(decrease) in cash	720,276	804,597	(954,155)	(139,852)
Cash, beginning of year	37,727	758,003	1,562,600	229,034

Cash, end of year	758,003	1,562,600	608,445	89,182

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(31,726)	(45,977)	(73,897)	(10,831)
Cash paid during the year for interest	(6,143)	(7,168)	(7,733)	(1,133)

Supplemental schedule of non-cash investing and financing activities:
Increase in payables for property and equipment	24,035	113,677	163,967	24,033
Increase in accruals for share issuance costs	3,763	—	—	—
Decrease in advance from related parties on issuance of ordinary shares	642	—	—	—
Issuance of ordinary shares related to acquisition of 4.412% in Home Inns Beijing	—	53,204	—	—
Issuance of ordinary shares related to acquisition of Top Star	—	106,022	—	—
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
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
The Company was established in Cayman Islands on May 30, 2006. In June 2006, all the then existing shareholders of Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”), the Company’s predecessor, exchanged their respective shares in Home Inns HK for an equivalent number of shares in the Company. As a result, Home Inns HK became a wholly-owned subsidiary of the Company. Home Inns HK did not have any operations until April 2002 when Home Inns & Hotels Management (Beijing) Co., Ltd. (“Home Inns Beijing”), a hotel operation and management company, was established as a joint venture of Home Inns HK and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). At inception, Home Inns HK and BTG, through Beijing Capital Travel, owned 55% and 45% interest in Home Inns Beijing, respectively. Through a series of financing activities and acquisitions, Home Inns Beijing has become a wholly-owned subsidiary in July 2007.
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
Leased-and-operated hotels
The Group leases hotel properties from property owners and develops these hotels directly, by hiring, training and supervising the managers and employees to operate the hotels. The Group is responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically enjoys rental holiday of three to six months and pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.
Franchised-and-managed hotels
The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years or 8 years and is renewable only upon mutual agreement between the Group and the franchisee.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
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
The Group is the primary beneficiary of six variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd. (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd. (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd. (“Home Inns Caoxi”), Home Inns & Hotels Management (Caobao) Co., Ltd. (“Home Inns Caobao”), Home Inns & Hotels Management (Dongguan) Co., Ltd. (“Home Inns Dongguan”), and Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd. (“Home Inns Fuzhou Kuaijie”), of which the principal activity generally relates to hotel management.
The total registered capital of the six VIEs was RMB 6,010 as of December 31, 2008. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi, 70% ownership interest in Home Inns Fuzhou Kuaijie, 75% ownership interest in Home Inns Caobao, 65% ownership interest in Home Inns Dongguan and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation.
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

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
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
d. Convenience translation
Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2008 are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.8225, on December 31, 2008, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2008, or at any other rate.
e. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2007 include US$ 208,423 thousand and HK$ 2,105 thousand. Cash and cash equivalents balance as of December 31, 2008 include US$ 22,372 thousand and HK$ 0.4 thousand.
f. Restricted cash
Restricted cash is comprised of securities pledged for short-term loans.
g. Short-term investment
Short-term marketable securities are carried at cost, which approximates fair value. Short-term investments balance of RMB100 million at December 31, 2008 represents cash invested in close-end fund with original maturities greater than three months and remaining maturities less than one year.
h. Allowance for doubtful accounts
Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. As of December 31, 2007 and 2008, no allowance was provided for accounts receivable and other receivables.
i. Consumables
The Group purchases consumables mainly for the operation of leased-and-operated hotels. Consumables include fabrics, such as towels and beddings, which need to be renewed periodically. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
j. Property and equipment, net
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
Construction in progress represents leasehold improvements under construction or installation and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.
Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.
k. Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets and is allocated to respective reporting units. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2006, 2007 and 2008. At December 31, 2008, all of the Company’s goodwill is allocated to the hotel operations reporting unit.
l. Intangible assets, net
Intangible assets consist primarily of intangible assets acquired in business combinations. The Group applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS No. 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate. Unfavorable lease agreements acquired through business combinations is recognized as a liability.
Purchased software is stated at cost less accumulated amortization and impairment, if any.
m. Impairment of long-lived assets and definite-lived intangible assets
Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2006, 2007 and 2008.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
n. Fair value of financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, receivables, payables, accruals, borrowings and convertible bonds. As of December 31, 2007 and 2008, due to their short-term nature the carrying values of these financial instruments approximated their fair values, except for the convertible bonds (Note 11).
o. Employee benefits
The employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 18,525, RMB 37,576 and RMB 77,916 for the years ended December 31, 2006, 2007 and 2008, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the accompanying balance sheets were RMB 3,063 and RMB 4,203 for the years ended December 31, 2007 and 2008, respectively.
p. Accruals for customer reward program
The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the accompanying statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2007 and 2008, the accruals for customer reward program amounted to RMB 5,439 and RMB 8,587, respectively, based on the estimated liabilities under the customer reward program.
q. Deferred Revenue
Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees received prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs. Non-current portion of deferred revenue represents cash received from sales of membership programs, which should be recognized after one year from the balance sheet date.
r. Revenue recognition
Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods are delivered and services are provided.
Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels for the years ended December 31, 2008 and 2007. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.
Revenues from the one-time membership fees are recognized over the estimated average customer relationship period or deferred and recognized once the probability that the member will demand further service becomes remote. Prior to 2006, given the limited history in operating the Group’s customer reward program (Note 2(p)), all one-time membership fees were recognized as deferred revenue when received. In 2006, management made an analysis of the historic activity pattern of membership cards and noted that membership cards with no activity for more than a year are most likely to expire in the future and therefore the Group recognizes revenue from one-time membership fees when membership records show no activity within a year. For the years ended December 31, 2006, 2007 and 2008, the Company recognized revenue of RMB 1,802, RMB 3,381 and RMB 10,958 from one-time membership fees.
The Group will continue to monitor membership activity patterns and will utilize such information to estimate the average life of members for future revenue recognition purposes once the Group has obtained sufficient historical data.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
s. Business tax and related surcharge
The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues.
t. Leased-and-operated hotel costs
Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, costs of consumables, food and beverage.
u. Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 5,334, RMB 10,434 and RMB 11,972 for the years ended December 31, 2006, 2007 and 2008, respectively.
v. Share-based compensation
Effective January 1, 2006, the Group adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continued to account for non-vested awards outstanding under the provisions of APB No. 25. Only awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS No. 123(R) was accounted for under the provisions of SFAS No. 123(R).
In conjunction with the adoption of SFAS No. 123(R), the Group is required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. Compensation expense is recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally 4 years.
w. Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.
x. Borrowing costs
Interest costs are capitalized for qualifying assets in accordance with SFAS No. 34, “Capitalization of Interest Cost”. For the years ended December 31, 2006, 2007 and 2008, total interest capitalized was RMB 966, RMB 1,558 and RMB 1,127, respectively.
y. Pre-operating expenditure
Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels is charged to the consolidated statements of operations in the period in which it is incurred.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
z. Taxation
The provision for income taxes is based on the income and expense amounts recorded in our consolidated statement of income. Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are recognized in accordance with SFAS 109, “Accounting for Income Taxes,” and measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.
aa. Other non-operating income
Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2006, 2007 and 2008, the Group received financial subsidies of RMB 4,934, RMB 6,854 and RMB 9,786, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.
ab. Statutory reserves
Based on the legal formation of the entities, appropriation of statutory reserves is different. The Group’s PRC subsidiaries and VIE subsidiaries, except for the wholly foreign owned enterprises, are required to set aside 10% of its net income, after offsetting accumulated losses from prior years, and before profit distributions to the investors, as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve Fund reaches 50% of the registered capital of the respective subsidiaries and VIE subsidies, further appropriations are discretionary. The Statutory Surplus Reserve Fund can be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The Group’s Statutory Surplus Reserve Fund is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries were also required on an annual basis to set aside at least 5% of after-tax profit, after offsetting accumulated losses from prior years, and before profit distributions to the investors, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.
The foreign owned enterprises are required to set aside at least a 10% of their net income as reported in their PRC statutory accounts on an annual basis to the Reserve Fund. Once the total Reserve Fund reaches 50% of the registered capital, further appropriations are discretionary.
Appropriations to the Statutory Surplus Reserve Fund and Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2006, 2007 and 2008, the Group made total appropriations to these statutory reserves of RMB 12,054, RMB 17,919 and RMB 8,661, respectively.
ac. Dividends
Dividends are recognized when declared. The Company has not declared or paid any dividends.
The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2ab). Restricted net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 1,956,812 as of December 31, 2008. In addition to the typical statutory reserves of the Company’s PRC subsidiaries and VIE subsidiaries, the restricted net assets also includes RMB 1,906,817 paid in capital, contributed by Home Inns HK and paid by the Company on behalf of Home Inns HK through the proceeds from public offerings and issuance of convertible bond, resulting in a significant level of restricted net assets.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
ad. Earnings per share
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
ae. Segment reporting
The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.
The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.
af. Recent accounting pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No.157 did not have a material impact on the Company’s consolidated financial position, cash flows, or results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”) and SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS No. 160”), which will change the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. SFAS No.141R and SFAS No.160 will be effective for the Company on January 1, 2009. The Company does not expect the adoption of SFAS No.141R and SFAS No.160 to have material impact on its consolidated financial statements.
In June 2008, the FASB ratified EITF No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect EITF 07-5 to impact the accounting for our convertible bonds.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
ag. Certain risks and concentration
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term investments and accounts receivable. As of December 31, 2007 and 2008, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2006, 2007 and 2008. No individual customer accounted for more than 10% of accounts receivable at December 31, 2007 and 2008.
3. SHORT TERM INVESTMENT
Short term investment represents RMB100 million in China Merchants Bank close-ended fund purchased by the Company in July 2008. The fund’s permissible investments, are mainly the discounted bank guaranteed bills and related rights and obligations. The term of this fund was from July 25, 2008 to January 15, 2009. The Company redeemed this investment on January 15, 2009.
4. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31 are as follows:

	2007	2008
Prepayment for rental expenses	31,891	16,683
Convertible bonds issuance cost	—	11,699
Prepayment for utility and telecom expenses	5,237	11,122
Prepayment for advertisement, consultation and insurance	1,554	4,081
Deposits for utility expenses	1,251	2,782
Employee advances	2,965	2,496
Interest receivable	5,462	133
Receivables related to acquisition of Top Star Hotel Chain	4,500	—
Other current assets	9,067	14,908

Total	61,927	63,904

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
5. INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Home Inns Hong Kong subsidiaries were subject to Hong Kong profit tax at a rate of 17.5% on their assessable profits. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.
PRC
The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Effective January 1, 2008, the Company’s subsidiaries and its VIE subsidiaries are subject to the Corporate Income Tax Law of the People’s Republic of China (hereinafter “the new CIT Law”) as approved by the National People’s Congress on March 16, 2007, under which the corporate income tax rate applicable to most of the Group’s PRC entities adjusted from 33% to 25%. Five of the Group’s subsidiaries and VIE subsidiaries enjoyed a preferential income tax rate of 15% before 2008, and the income tax rate applicable to these subsidiaries is phased in at 18%, 20%, 22%, 24% and 25% in a 5 year period from 2008 to 2012.
Additionally, according to the tax law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividends arising from foreign investment enterprises (“FIEs”) profit earned after January 1, 2008. Where FIEs declare dividend in 2008 and beyond out of the cumulative retained earnings as of December 31, 2007, such dividends earned by foreign investors shall be exempt from WHT. For certain jurisdictions that have signed tax treaties with the PRC, the WHT rate is 5%. Hong Kong also has an arrangement with the PRC that limits the WHT to 5%.
Composition of income tax expense
The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2006	2007	2008
Current income tax expense	38,736	68,667	83,679
Deferred income tax benefit	(17,345)	(23,632)	(55,572)

Income tax expense	21,391	45,035	28,107

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2006	2007	2008
Statutory CIT rate	33%	33%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(18%)	(27%)	(5%)
Impacts from changed CIT rate from 33% to 25%	—	18%	—
Permanent difference (non-deductible expenses)	14%	28%	21%
Permanent difference (gain on buy-back of convertible bond)	—	—	(19%)
CIT refund	—	—	(1%)

Effective CIT rate	29%	52%	21%

Deferred tax assets and liabilities comprised:

	2007	2008
Deferred tax assets, current:
Tax loss carry forwards	10,813	16,521
Deductible temporary differences related to:
-pre-operating expenses	4,002	16,264
-rental expenses	479	671
-deferred revenue, current	—	7,366
-accruals for customer reward program	1,374	2,147
-others	956	1,002
Valuation allowance	(1,050)	(2,147)

	16,574	41,824

Deferred tax assets, non-current:
Tax loss carry forwards	30,373	31,456
Deductible temporary differences related to:
-rental expenses	28,735	46,235
-pre-operating expenses	15,108	30,217
-deferred revenue, non current	7,390	5,615
-unfavorable lease	3,283	2,643
-depreciation of property and equipment	—	1,464
-others	437	257
Valuation allowance	(36,302)	(40,307)

	49,024	77,580

Total deferred tax assets	65,598	119,404

Deferred tax liabilities, non-current:
Taxable temporary differences related to intangible assets and other GAAP differences	13,637	12,279

Total deferred tax liabilities	13,637	12,279

The Group had tax loss carryforward of RMB 191,908 as of December 31, 2008 which contained Top Star’s tax loss carryforward of RMB 125,824. The Group’s remaining tax loss carryforward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2014.
A valuation allowance was fully provided for the net deferred tax assets of Top Star occurred before 31 December 2008, primarily consisting of net operating loss carryforwards.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
6. PROPERTY AND EQUIPMENT
The components of property and equipment are as follows:

	2007	2008
Buildings	9,814	23,764
Leasehold improvements	895,414	1,589,190
Machinery and equipment	68,876	135,248
Furniture, fixtures and office equipment	193,403	341,912
Construction in progress	161,583	233,889

	1,329,090	2,324,003
Less: Accumulated depreciation	(181,408)	(373,103)

Property and equipment, net	1,147,682	1,950,900

Depreciation expenses incurred for the years ended December 31, 2006, 2007 and 2008 are RMB 46,014, RMB 85,405 and RMB 195,632 respectively.
Included in leasehold improvements and construction in progress is accumulated capitalized interest of RMB 1,231, RMB 2,789 and RMB 3,916 as of December 31, 2006, 2007 and 2008, respectively.
7. GOODWILL
Components of goodwill as of December 31, 2007 and 2008 are as follows:

	2007	2008
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain (a)	198,264	191,368
Other acquisitions	62,442	62,442

Total goodwill	397,778	390,882

(a)	Acquisition of Top Star hotel chain
Hong Kong Ai Home Hotel Investment Company and Shanghai Chuwen Investment Co., Ltd., collectively the Top Star hotel chain (Top Star), and the Group entered into an equity transfer agreement in October 2007 for the Group to acquire 100% equity of Top Star. The cost of the acquisition was based on the sum of (i) the estimated fair value of the 655,831 shares issued, (ii) cash consideration of RMB 68 million, and (iii) the assumption of debts for RMB 192 million. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and as at December 31, 2008:

		Amount as at December 31, 2008
	Amount at the	after subsequent
	date of acquisition	adjustment

Fair value of net tangible assets acquired	170,404	163,268
Intangible assets-favorable lease	18,345	18,345
Unfavorable lease liability	(16,198)	(13,724)
Goodwill	198,264	191,368
Deferred tax assets, non-current	2,673	2,265
Deferred tax liability, non-current	(3,027)	(3,027)

Total purchase price	370,461	358,495

The changes in the carrying amount of goodwill for the year ended December 31, 2008 represent the subsequent adjustment for the consideration amount relating to the acquisition of Top Star Hotel Chain.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
8. INTANGIBLE ASSETS AND UNFAVORABLE LEASE
Intangible assets and unfavorable lease as of December 31 are as follows:

	2007	2008
Intangible assets, original cost —
Favorable lease agreements	41,689	41,689
Franchise agreements	804	804
Customer relationship	83	83
Purchased software	7,896	11,890

	50,472	54,466

Less: Accumulated amortization —
Favorable lease agreements	(1,497)	(4,958)
Franchise agreements	(616)	(788)
Customer relationship	(2)	(8)
Purchased software	(1,618)	(3,735)

	(3,733)	(9,489)

Intangible assets, net	46,739	44,977

Unfavorable lease liability —

	2007	2008
Unfavorable lease agreements, original cost	20,247	17,773
Less: Accumulated amortization	(352)	(1,756)

Unfavorable lease liability, net	19,895	16,017

Franchise agreements, favorable and unfavorable leases agreements were acquired primarily for the acquisition of Top Star and the purchase of minority interests in Home Inns Beijing. The value of the favorable lease agreements was determined based on the estimated present value of the amount the company has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired leases that exceed market prices and is recognised as a liability. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.
Amortization expense of intangible assets for the years ended December 31, 2006, 2007 and 2008 amounted to RMB 589, RMB 2,566 and RMB 5,781, respectively.
The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for	Amortization for	Net
	Intangible Assets	Unfavourable Lease	Amortization
2009	5,721	(1,379)	4,342
2010	5,721	(1,372)	4,349
2011	5,605	(1,334)	4,271
2012	4,712	(1,260)	3,452
2013	3,532	(1,110)	2,422

	25,291	(6,455)	18,836

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
9. BORROWINGS

	2007	2008
Short-term bank loans	269,000	—

Short-term bank loans bear interests at a rate ranging from 6.39% to 7.23% per annum for 2008 and 6.48% to 6.84% per annum for 2007. All principal and interest were repaid during 2008.

	2007	2008
Long-term bank loans	18,036	—

Long-term bank loans bear interests at the rate of 6.57% for 2007, and all principal and interest were repaid during 2008.
10. OTHER PAYABLES AND ACCRUALS

	2007	2008
Accrued expenses for utilities, rental expenses, professional fee and etc.	34,424	46,378
Others	2,146	5,842

Other unpaid and accruals-subtotal	36,570	52,220

Payables on construction cost of leasehold improvement	185,827	350,292
Payables related to acquisitions	122,278	10,790
Payables to employees for exercised options	17,693	1,379
Deposit from franchised-and-managed hotels, current	6,859	1,700
Other Deposits	497	988
Others	17,050	11,590

Other payables-subtotal	350,204	376,739

Total	386,774	428,959

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
11. CONVERTIBLE BOND
In December 2007, the Company issued RMB 1,110 million of USD settled zero coupon convertible bonds (the “Bonds”). The Bonds will mature on December 10, 2012.
Each Bond is, at the option of the holder, convertible (unless previously redeemed, converted or purchased and cancelled) on or after March 9, 2008 into fully paid ordinary shares with a par value of US$ 0.005 each of the Company at the USD equivalent of its RMB principal amount. The number of shares issuable upon conversion will be a fixed amount, subject only to adjustments for dilutive events.
Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed on December 10, 2012 at an amount equal to the USD equivalent of their RMB principal amount multiplied by 102.53%. At any time after December 10, 2010 and prior to December 10, 2012, the Company may redeem all but not a portion of the Bonds at a redemption price equal to the USD equivalent of their redemption amount (represents for the bondholder a gross yield to maturity of 0.5% per annum calculated on a semi-annual basis) on the redemption date if the closing price of the ADSs for each of 20 out of 30 consecutive trading days prior to the date upon which notice of such redemption is given, was at least 125% of the convention price then in effect translated into RMB at the fixed exchange rate of US$ 1.00 to RMB 7.40. The Company may redeem all and not some only of the Bonds at a redemption price equal to the USD equivalent of their early redemption amount on the redemption amount if at any time at least 90% in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.
The bonds may also be redeemed at the option of the holders at a redemption price equal to the USD equivalent of their early redemption amount upon the ADSs ceasing to be listed on the Nasdaq Global Market or the occurrence of a change of control. All and not some only of the Bonds may be redeemed at any time at a redemption price equal to the USD of their early redemption amount in the event of certain changes relating to Cayman Island or PRC taxation, subject to the non-redemption of each bondholder after the exercise by the Company of its tax redemption option.
The Company will, at the option of the holder of any Bond, redeem, in whole or in part, that holder’s Bonds on December 10, 2010 (the “Put Option Date”), at an amount equal to the USD Equivalent of its RMB principal amount, multiplied by 101.51%. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice (the “Put Option Notice”) together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 20 days prior to the Put Option Date. A Put Option Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Company consents to such withdrawal) and the Company shall redeem the Bonds the subject of a Put Option Notice delivered as aforesaid on the Put Option Date.
The Bonds were recorded as a long-term liability. Its embedded redemption and conversion features are not required to be bifurcated under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.
As of December 31, 2008, the fair value of the Bonds is approximately 557 million or approximately 62.5% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately 219 million or 20% of the Bonds at approximately 51.8% of face value in November and December 2008, which resulted in a non-taxable gain of RMB 103.3 million in 2008. The shares issuable upon conversion of the Bonds have been included in the computation of diluted earning per share.
The issuance costs related to the convertible bond offering was amortized within two years from December 2007. Amortization expense for the years ended December 31, 2007 and 2008 amounted to RMB 1,325 and RMB 15,436 and was included within interest expense.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
12. SHARE CAPITAL
As of December 31, 2007 and 2008, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.
(a) Convertible preferred shares
In 2003, the Company issued 17,241,400 and 2,417,605 of Series A and Series B convertible preferred shares at issuance prices of US$ 0.232 and US$ 0.3309, respectively.
On January 24, 2005, the Company also entered into a Series C Preferred Share Subscription Agreement, whereby the Company authorized and issued 3,265,841 shares of the Company’s Series C convertible preferred shares at an issue price of US$ 1.531 per share. On October 31, 2006, upon completion of the Company’s initial public offering, convertible preferred shares were automatically converted into ordinary shares.
(b) Ordinary Shares
In July 2006, the Company issued 2,834,037 ordinary shares in a private placement to certain individuals including certain executives and directors of the Company, for RMB 62,918 or US$ 2.77 per share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors in July 2006. The issuance price per ordinary share of US$ 2.77 was lower than the fair value of the Company’s ordinary shares as of the date of the agreement and the difference of RMB 9,564 was recognized as share-based compensation expenses.
On October 31, 2006, upon the completion of the initial public offering, the Company issued 5,874,237 ADSs or 11,748,474 shares, which were priced at US$ 13.8 per ADS. Each ADS represents two ordinary shares. Total proceeds, net of issuance costs paid and payable from the offering, amounted to RMB 581,252. Upon completion of the Company’s initial public offering, all convertible preferred shares were automatically converted into 22,924,886 ordinary shares. The Company’s authorized shares became 200,000,000 shares of US$ 0.005 par value per ordinary share.
In May 2007, the Company completed a secondary offering, during which it issued 1,478,155 ADSs or 2,956,310 shares, which were priced at US$ 34.27 per ADS, or US$ 17.135 per share. Total proceeds, net of issuance costs paid and payable from the offering, amounted to RMB 370,379.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
13. SHARE BASED COMPENSATION
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
In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2008, there was approximately RMB 901 in deferred compensation costs related to restricted stocks. Share-based compensation expenses associated with restricted stocks were RMB 584, RMB 1,038 and RMB 903 during the years ended December 31, 2006, 2007 and 2008, respectively. The weighted average remaining contractual life was 1.8 years for restricted stock grants outstanding at December 31, 2008.
Changes in the restricted stock grants in 2008 were as follows:

		Weighted
	Number of	Average
	Restricted	Grant-Date
	Stocks	Fair Value (US$)
Outstanding at the beginning of the year	479,110	US$	1.9274
Granted	—		—
Vested	(215,286)	US$	1.6785
Forfeited	—		—

Outstanding and unvested at the end of the year	263,824	US$	2.1305

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. The number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 6% of the total outstanding ordinary shares (excluding ordinary shares issued upon exercise of awards pursuant to the 2003 Option Plan and 2006 Share Incentive Plan) from time to time. As of December 31, 2008, this represented 4,409,804 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.
In March 2008, the Company granted 1,093,200 share options to its employees and directors under 2006 Share Incentive Plan, which had a fair value of US$ 3.1826 per option.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The Company entered into an option cancellation and replacement (“modification”) agreement for all unvested options under the 2006 Share Incentive Plan as of October 27, 2008 and adjusted the exercise price to current market price of US$ 3.63. The Company modified 2,443,000 share options with an incremental value of US$ 1.2415, US$ 1.2601, US$ 1.2588 and US$ 0.9830 per option for 26/12/2006 program, 20/04/2007 program, 21/12/2007 program and 27/03/2008 program, respectively. The modification had an immaterial impact on 2008 stock compensation expense and will increase stock compensation expenses by US$ 4,628 thousand from 2009 to 2012.
On October 27, 2008, the Company also granted 280,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$ 1.3942 per option.
The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the year ended December 31, 2006, 2007 and 2008:

				Weighted-	Aggregate
		Weighted		average	Intrinsic
		Average		remaining	Value
		Exercise Price		contractual life	(US$
	Options	(US$)		(years)	millions)

Outstanding as of January 1, 2006	2,831,886	US$	0.7830
Granted	1,927,000	US$	4.6871
Exercised	(520,412)	US$	0.4521
Forfeited	(19,588)	US$	1.7353
Cancelled	(1,020,000)	US$	1.0149

Outstanding as of December 31, 2006	3,198,886	US$	3.1092	3.7	US$	50.1
Vested and exercisable as of December 31, 2006	1,019,826	US$	1.1192	2.9	US$	18.0

Outstanding as of December 31, 2006	3,198,886	US$	3.1092	3.7	US$	50.1
Granted	1,713,600	US$	17.4115
Exercised	(465,736)	US$	0.8340
Forfeited	(117,848)	US$	9.9779
Cancelled	(500)	US$	3.2000

Outstanding as of December 31, 2007	4,328,402	US$	8.8284	3.5	US$	38.9
Vested and exercisable as of December 31, 2007	1,545,083	US$	4.8080	2.9	US$	20.1

Outstanding as of December 31, 2007	4,328,402	US$	8.8284	3.5	US$	38.9
Granted	1,373,200	US$	8.4543
Exercised	(510,124)	US$	1.1731
Forfeited	(86,808)	US$	12.5086
Cancelled	(2,444,000)	US$	14.0088
Modified	2,443,000	US$	3.6300

Outstanding as of December 31, 2008	5,103,670	US$	4.4353	3.6	US$	(0.74)
Vested and exercisable as of December 31, 2008	1,512,594	US$	6.3937	2.2	US$	(3.18)
The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 18.77, US$ 17.81 and US$ 4.29 per share as of December 31, 2006, 2007 and 2008, respectively.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The following is information relating to options outstanding as of December 31, 2008:

			Outstanding		Exercisable
				Weighted-
	Weighted-			average		Weighted-
	average grant			remaining		average
	date fair value of		Number of	contractual	Number of	remaining
Exercise price	ordinary shares		shares	life (years)	shares	contractual
US$0.3309	US$	0.5701	382,884	0.78	335,234	0.57
US$1.531	US$	1.3327	66,000	1.50	31,000	1.53
US$2.25	US$	1.9730	248,806	1.92	167,880	1.92
US$2.72	US$	2.720	455,000	2.21	200,000	2.21
US$3.20	US$	3.200	247,080	2.50	102,080	2.50
US$5.50	US$	5.500	596,500	2.75	292,000	2.75
US$16.64	US$	16.64	37,000	2.98	37,000	2.98
US$17.39	US$	17.39	347,400	3.30	347,400	3.30
US$3.63	US$	3.63	2,723,000	4.82	—	4.82

			5,103,670		1,512,594

In connection with the share options granted during the years ended December 31, 2006, 2007 and 2008, the Company recognized share-based compensation expense of RMB 2,833, RMB 14,033 and RMB 23,941, respectively. As of December 31, 2008, there was RMB 95,241 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 3.4 years.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2006	2007	2008
Risk-free interest rate (1)	4.983% to 5.204%	3.2% to 3.58%	1.6284% to 2.15%
Expected life (years) (2)	3 to 4.5	3 to 4.5	2.2 to 4.5
Expected dividend yield (3)	—	—	—
Expected Volatility (4)	28.6% to 34.3%	36.8%	40.12% to 63.14%

(1)	The risk-free interest rate is based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of share options granted under the 2003 Option Plan and the 2006 Share Incentive Plan is generally based on the average between the vesting period and the contractual term for each grant, the “simplified” method for stock option awards with the characteristics of “plain vanilla” option according to Staff Accounting Bulletin No.107.

(3)	The Company has no history or expectation of paying dividends on its ordinary share.

(4)	For the year ended December 31, 2008, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
14. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	2006	2007	2008
Numerator:
Net income for the year	46,894	35,756	101,225
Amount allocated to participating preference shareholders	(16,174)	—	—

Net income available to ordinary shareholders	30,720	35,756	101,225

Dilutive effect of issuance and buy-back of convertible bond	—	308	(97,903)
Net income for diluted earnings	30,720	36,064	3,322

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	35,550,114	68,323,370	70,863,336
Dilutive effect of share options	1,980,218	2,909,845	1,688,387
Dilutive effect of issuance and buy-back of convertible bond	—	5,650,780	5,485,755

Denominator for diluted earnings per share	37,530,332	76,883,995	78,037,478

Basic earnings per share	0.86	0.52	1.43

Diluted earnings per share	0.82	0.47	0.04

Net income for the year has been allocated to common shares and preference shares based on their respective rights to share in dividends in 2006. The dilutive effect of convertible bond on numerator in 2008 included the impact from the gain on buy-back of convertible bond and interest expense accrued.
15. RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company
Poly Victory Investments Ltd.	Principal shareholder of the Company
BTG	Parent company of Poly Victory Investments Ltd.
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG
Shanghai Xin Zhi Trading Co., Ltd.	Minority interest of subsidiary
Fujian Yun Tong Co., Ltd.	Minority interest of subsidiary
Dongguan Kanglv Co., Ltd.	Minority interest of subsidiary
Sun Jian	Director of the Company
May Wu	Senior management of the Company
Liang Rixin	Senior management of the Company

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Related party transactions during the years ended December 31 is as follows:

	2006	2007	2008
Sales commissions paid to Ctrip.com International, Ltd.	5,997	8,937	14,767
Rental fees paid to Jian Guo Inns	3,500	2,800	2,800
Long-term loan obtained from BTG	20,000	—	—
As of December 31, significant balances with related parties are as follows:
Due from related parties:

	2007	2008
Shanghai Xin Zhi Trading Co., Ltd.(a)	1,372	1,617

(a)	The amount due from Shanghai Xin Zhi Trading Co., Ltd. represented the advance payment for dividends.
Due to related parties:

	2007	2008
Ctrip.com International, Ltd.	1,298	1,533
Dongguan Kanglv Co., Ltd.	—	1,750
May Wu (b)	2,515	1,569
Sun Jian (b)	1,223	572
Liang Rixin (b)	683	289
Fujian Yun Tong Co., Ltd.	900	900
Jian Guo Inns	32	55

	6,651	6,668

(b)	The amounts due to Sun Jian, Liang Rixin and May Wu represented the consideration paid by them in July 2006 for restricted shares with repurchase feature (Note 13).
The amounts due from and due to related parties as of December 31, 2007 and 2008 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
16. COMMITMENTS AND CONTINGENCIES
(a) Capital commitments
As of December 31, 2008, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounted to RMB 83,348.
(b) Commitments under operating leases
The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.
Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total
	RMB	RMB	RMB
2009	2,800	552,735	555,535
2010	2,800	562,358	565,158
2011	2,800	570,227	573,027
2012	2,800	576,218	579,018
2013	2,800	574,770	577,570
Thereafter	9,167	4,184,262	4,193,429

Total	23,167	7,020,570	7,043,737

Rental expenses amounted to RMB 129,534, RMB 223,311 and RMB 491,724 during the years ended December 31, 2006, 2007 and 2008, respectively.
(c) Contingencies
As of December 31, 2008 the Group had no significant outstanding contingency.
17. SUBSEQUENT EVENTS
As of April 24, 2009, the Group had no significant subsequent events.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
18. ADDITIONAL INFORMATION-CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
The separate condensed financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No.18. Such investment is presented on the separate condensed balance sheets of the Company as ‘Investments in subsidiaries.” The Company was incorporated in May 2006 and immediately became the parent company of Home Inns & Hotels Management (Hong Kong) Limited and its operating subsidiaries. The condensed financial statements have been prepared as if the Company had been in existence since January 1, 2006. Subsidiaries income or loss is included as the Company’s “Share of income from subsidiaries” on the statement of operations. The subsidiaries did not pay any dividend to the Company for the periods presented.
The Company did not have any significant commitment or guarantee as of December 31, 2007 and 2008.

	2006	2007	2008	2008
				US$ thousands
				(Note 2(d))
Condensed statements of operations:
Net revenues	—	—	—	—
Operating expenses	(900)	(2,503)	(3,642)	(534)

Loss from operations	(900)	(2,503)	(3,642)	(534)
Share of income from subsidiaries	52,532	78,028	50,364	7,382
Interest income	265	27,250	16,738	2,453
Interest expense	—	(310)	(20,824)	(3,052)
Foreign exchange loss	(5,003)	(66,709)	(44,702)	(6,552)
Gain on buy-back of convertible bond	—	—	103,291	15,140

Income before income tax expense	46,894	35,756	101,225	14,837

Income tax expense	—	—	—	—
Net income	46,894	35,756	101,225	14,837

Amount allocated to participating preference shareholders	(16,174)	—	—	—

Net income available to ordinary shareholders	30,720	35,756	101,225	14,837

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2007	2008	2008
			US$ thousands
			(Note 2(d))
Condensed balance sheet:
Assets
Current assets:
Cash and cash equivalents	1,115,935	149,519	21,916
Restricted cash	173,849	—	—
Prepayments and other current assets	8,100	13,589	1,991
Receivables from related parties	879,897	—	—

Total current assets	2,177,781	163,108	23,907

Investments in subsidiaries (a)	403,370	2,366,312	346,840
Other assets	30,474	—	—
Total assets	2,611,625	2,529,420	370,747

Liabilities
Current liabilities
Payables to related parties	7,017	23,849	3,496
Other payables and accruals	18,903	2,267	331

Total current liabilities	25,920	26,116	3,827

Non-current liabilities
Convertible bond	1,110,308	895,696	131,286

Total liabilities	1,136,228	921,812	135,113

Shareholder’s equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 70,487,385 and 71,212,795 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	2,874	2,899	425
Additional paid-in capital	1,362,942	1,393,903	204,310
Retained earnings	109,581	210,806	30,899

Total shareholder’s equity	1,475,397	1,607,608	235,634

Total liabilities and shareholder’s equity	2,611,625	2,529,420	370,747

(a)	Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2006	2007	2008	2008
				US$ thousands
				(Note 2(d))
Cash flows used in operating activities:
Net income	46,894	35,756	101,225	14,837
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	—	1,325	—	—
Share of income from subsidiaries	(52,532)	(78,028)	(50,364)	(7,382)
Interest expense	—	310	5,387	790
Foreign exchange loss	5,003	66,709	44,702	6,552
Gain on buy-back of convertible bonds	—	—	(103,290)	(15,140)
Increase in receivables from related parties	—	(700,581)	—	—
Increase in prepayments and other current assets	—	(7,117)	(6,207)	(910)
Decrease in other assets	—	—	27,135	3,977
(Decrease)/increase in payables to related parties	(37,965)	(18,175)	23,717	3,476
Increase/(decrease) in other payables and accruals	3,764	14,583	(16,636)	(2,438)

Net cash used in operating activities	(34,836)	(685,218)	25,669	3,762

Cash flows used in investing activities:
Investments in subsidiaries	—	—	(1,007,849)	(147,724)
Borrowings to a subsidiary	—	(20,090)	—	—

Cash flows used in investing activities:	—	(20,090)	(1,007,849)	(147,724)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net with share issuance costs	650,588	366,866	—	—
Proceeds from issuance of preferred shares	—	1,917	4,872	714
Restricted cash paid and collected for short-term Borrowings of subsidiaries	—	(173,849)	173,849	25,482
Buy-back of convertible bonds	—	—	(113,370)	(16,617)
Payment for bond offering related transaction costs	—	—	(4,884)	(716)
Net proceeds from issuance of convertible bond	—	1,082,268	—	—

Net cash provided by financing activities	650,588	1,277,202	60,467	8,863

Effect of foreign exchange rate changes on cash and cash equivalents	(5,003)	(66,709)	(44,702)	(6,552)

Net increase (decrease) in cash	610,749	505,185	(966,415)	(141,651)

Cash, beginning of year	—	610,749	1,115,934	163,567

Cash, end of the year	610,749	1,115,934	149,519	21,916

Supplemental schedule of non-cash investing activities:

Increase of investments in subsidiaries transferred from receivables due from Home Inns HK	—	—	879,897	128,970

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

2.1	*	Indenture, dated December 10, 2007, constituting RMB 1,110,000,000 USD Settled Zero Coupon Convertible Senior Bonds due December 10, 2012

4.1		Employment Agreement between the Registrant and James Zong (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.2
Agreement for the Sale and Purchase of Hong Kong AI Home Hotel Investment Limited dated October 21, 2007 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3
English translation of Agreement for the Sale and Purchase of Shanghai Chuwen Holding Investment Ltd. dated October 21, 2007 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

8.1	*	Subsidiaries of the Registrant

9.1
Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-137800), as amended, initially filed with the SEC on October 4, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Maples and Calder

23.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F.