Form 20-F
period 2009-12-31
Home Inns & Hotels Management Inc.
filed 2010-04-21
CIK 1376972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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

David Jian Sun, Chief Executive Officer
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

None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 80,303,510 ordinary shares, par value US$0.005 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “our” and “Home Inns” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purpose of this report Taiwan, Hong Kong and Macau;
•	“Top Star” refers, collectively, to Hong Kong Ai Home Hotel Investment Limited, Shanghai Chuwen Investment Holding Co., Ltd. and their subsidiaries, which we acquired in 2007;
•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;
•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;
•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;
•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and
•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.
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

ITEM 3. KEY INFORMATION
A. Selected Financial Data
Our Selected Consolidated Financial Data
The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP and reflect our current corporate structure as if it had been in existence throughout the relevant periods.
Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	279,948	567,895	963,050	1,771,762	2,453,105	359,382
Franchised-and-managed hotels	5,913	20,605	46,266	99,779	147,535	21,614

Total revenues	285,861	588,500	1,009,316	1,871,541	2,600,640	380,996
Less: Business tax and related surcharges	(16,830)	(33,977)	(60,302)	(111,870)	(158,975)	(23,290)

Net revenues	269,031	554,523	949,014	1,759,671	2,441,665	357,706

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(94,784)	(171,576)	(299,792)	(643,694)	(797,944)	(116,899)
Personnel costs	(41,225)	(87,981)	(155,611)	(337,837)	(461,949)	(67,676)
Depreciation and amortization	(23,335)	(44,619)	(85,600)	(190,698)	(281,543)	(41,246)
Consumables, food and beverage	(20,765)	(43,482)	(84,053)	(143,555)	(172,467)	(25,267)
Others	(26,100)	(56,019)	(98,644)	(182,284)	(275,186)	(40,315)

Total leased-and-operated hotel costs	(206,209)	(403,677)	(723,700)	(1,498,068)	(1,989,089)	(291,403)
Sales and marketing expenses	(7,691)	(11,488)	(19,632)	(27,161)	(30,462)	(4,463)
General and administrative expenses	(24,789)	(64,793)	(99,026)	(152,648)	(180,480)	(26,440)

Total operating costs and expenses	(238,689)	(479,958)	(842,358)	(1,677,877)	(2,200,031)	(322,306)

Income from operations	30,342	74,566	106,656	81,794	241,634	35,400

Interest income	223	6,578	31,717	32,023	6,686	980
Interest expense	(709)	(6,143)	(7,168)	(28,136)	(10,983)	(1,609)
Gain on buy-back of convertible bond	—	—	—	103,291	69,327	10,156
Other non-operating income	2,146	5,309	8,434	10,971	16,248	2,380
Foreign exchange gain (loss), net	254	(6,990)	(53,221)	(65,524)	(286)	(42)

Income before income tax expense and noncontrolling interests	32,256	73,319	86,418	134,419	322,626	47,265
Income tax expense	(6,526)	(21,391)	(45,035)	(28,107)	(62,166)	(9,107)
Net Income(2)	25,730	51,928	41,383	106,312	260,460	38,158

Less: Net income attributable to noncontrolling interests	(4,797)	(5,034)	(5,627)	(5,087)	(4,457)	(653)

Net income attributable to our shareholders	20,933	46,894	35,756	101,225	256,003	37,505

Amount allocated to participating preferred shareholders	(9,487)	(16,174)	—	—	—	—

Net income available to ordinary shareholders	11,446	30,720	35,756	101,225	256,003	37,505

Earning per share:
Basic	0.42	0.86	0.52	1.43	3.37	0.49
Diluted	0.40	0.82	0.47	0.04	2.34	0.33
Earnings per ADS(3):
Basic	0.84	1.73	1.05	2.86	6.74	0.99
Diluted	0.80	1.64	0.93	0.09	4.69	0.67
Weighted average ordinary shares outstanding:
Basic	27,399,140	35,550,114	68,323,370	70,863,336	75,922,589	75,922,589
Diluted	28,713,188	37,530,332	76,883,995	78,037,433	80,895,112	80,895,112

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	8	12	11	11	—	—
General and administrative expenses	952	16,283	15,060	24,833	32,009	4,689

(2)	Data from 2005 to 2008 were retrospectively adjusted to reflect the adoption of ASC 810.

(3)	Each ADS represents two ordinary shares.
The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009:

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	37,727	758,004	1,562,600	608,445	829,592	121,536
Total assets	375,002	1,320,019	3,561,538	3,363,454	3,454,948	506,152
Convertible Bond, current	—	—	—	—	363,506	53,254
Current portion of long-term loan from a related party	—	10,000	—	—	—	—
Total current liabilities	119,187	323,229	804,922	639,518	925,630	135,604
Deferred rental	26,534	44,103	94,226	136,825	155,612	22,797
Long-term loan from a related party	40,000	50,000	—	—	—	—
Convertible bond, non-current	—	—	1,110,308	895,696	—	—
Series A, Series B, and Series C convertible preferred shares	949	—	—	—	—	—
Ordinary shares	1,134	2,691	2,874	2,899	3,209	470
Additional paid-in capital	152,878	813,222	1,362,942	1,393,903	1,798,086	263,421
Total our shareholders’ equity	179,083	889,739	1,475,397	1,607,608	2,268,104	332,279
Exchange Rate Information
This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.8259 to US$1.00, the certified exchange rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 16, 2010, the noon buying rate was RMB 6.8253 to US$ 1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 16, 2010)	6.8263	6.8252	6.8263	6.8229

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Our operating results are subject to conditions typically affecting the lodging industry.
Our operating results are subject to conditions typically affecting the lodging industry, including the following:
•	changes in national, regional or local economic conditions;
•	natural disasters or travelers’ fears of exposure to serious contagious diseases;
•	the attractiveness of our hotels to customers and competition from other hotels;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	the performance of managerial and other employees of our hotels;
•	increases in operating costs and expenses due to inflation and other factors; and
•	seasonality of the lodging business.
Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.

We may not be able to manage our expected expansion, which could materially and adversely affect our operating results.
Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from five in 2002 to 616 (with another 69 hotels under development) as of December 31, 2009. We intend to continue to develop additional hotels in different geographic locations in China and increase our number of hotels in operation. In addition, we have introduced a new hotel brand, the H Hotel, with one hotel in operation. We may decide to expand this new hotel product in the future.
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
Expansion into new geographic markets and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those that we currently encounter in existing markets for our Home Inn hotels. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Inability to anticipate the changing demands that expanding our operations will impose on our management and information and operational systems, or failure to quickly adapt our systems and procedures to the new markets, could result in revenue decline and increased expenses and otherwise harm our results of operations and financial condition.
If the value of our brand or image diminishes, it could have a material and adverse effect on our business and results of operations.
Our “Home Inn” brand is associated with a leading economy hotel chain offering cleanliness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive product and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. Our brand is integral to our sales and marketing efforts. If the value of our brand or image is diminished or if our brand does not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

If we are not able to hire, train and retain qualified managerial and other employees for our hotel operations, our brand and our business may be materially and adversely affected.
Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in lodging or other consumer-service industries and are committed to our “customer-first” approach. There may be a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication are difficult to assess during the recruitment process. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn may have a material and adverse effect on our brand and our business.
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
A significant portion of our operating costs, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the period during which China’s Spring Festival holiday occurs generally accounts for a lower portion of our annual revenues than other periods, but our expenses do not vary as significantly as changes in occupancy and revenues, since we need to continue to pay rent and salary, make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline.

In addition, our leased-and-operated hotels typically incur significant pre-opening costs during the conversion stage, and may incur losses during the ramp-up stage. Should there be delays in conversion process or if the ramp-up is slower than expected, our financial performance can be materially and adversely impacted.
Our effort in developing a new hotel brand, the H Hotel, may divert management attention and resources from our existing business, and if the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.
We developed a new hotel brand and product in 2008, the H Hotel, which is positioned to target individual business and leisure customers who have a higher travel budget than our core Home Inns customers, but a lower travel budget than the customers of high star-rated hotels. We opened our first H Hotel, which is a leased-and-operated hotel, in Shanghai in December 2008. We are in the process of fine-tuning product designs, features, and marketing plans for the H Hotel, and may decide to expand this brand once this work is completed. If the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.
Our business is sensitive to the global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies are in or are just emerging from recession. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The deterioration in economic conditions caused a reduction in business travel in China in 2008 which continued through the first half of 2009, with adverse effects on our operational metrics and results of operations, and there are still great uncertainties regarding the economic conditions and the demand for travel in China for 2010. Any slowdown in the Chinese economy would likely reduce the level of business and leisure travel, which would have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. For example, the 2008 Sichuan earthquake had a negative impact on many businesses in the region, and reduced the operational performance of our hotels in the affected region due to reduced economic and travel activity there. Losses caused by epidemics, natural disasters and other catastrophes, including H1N1 flu, SARS, avian flu, earthquakes and typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, terrorist activity (including threats of terrorist activity) and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operation. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result our operational continuity may be adversely affected and our reputation may be harmed.

The lodging industry in China is highly competitive with relatively low barriers to entry, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.
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
We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, and Mr. Jason Zong, our chief operating officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun and Mr. Zong could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.
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
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2009. See “Item 15. Control and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.
We believe our brand, trade names, trademarks and other intellectual property are critical to our success. “Home Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.
Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is evolving, and could involve substantial uncertainties to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.
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

Our expansion requires capital. If we fail to generate sufficient cash flow from operations and/or obtain outside financing when required, we may not be able to fund our planned expansion.
Each of our leased-and-operated hotels required a capital expenditure of approximately US$1 million to convert the leased property into one of our operational hotels. In addition, we typically incur substantial pre-opening expenses for leased-and-operated hotels during the conversion stage and incur losses during the initial ramp-up stage. In the past, we were able to fund such capital expenditures and pre-opening and other expenses from capital markets fund raising activities and cash flow generated internally from our operations. There is no assurance that we will continue to be able to access capital markets or generate sufficient cash flow internally to fund our planned expansion.
Future acquisitions may have an adverse effect on our ability to manage our business.
If we are presented with appropriate opportunities, we may acquire businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. For example, we acquired Top Star in October of 2007, and added 25 hotel with approximately 4,000 rooms in 16 cities in China. Subsequently, we committed substantial management and financial resources on the integration and improvement of the Top Star hotels’ operations. Our operational and financial performance was negatively impacted by these acquired hotels during 2008. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.
Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
We believe that our future success depends on our ability to increase revenue and profitability from our operations. We have a limited operating history, having only commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include those associated with our ability to:
•	continue our growth while maintaining our profitability;
•	maintain and enhance our competitive position in the economy hotel segment of the lodging industry in China;
•	offer an innovative product to attract recurring and new customers;
•	implement our strategy and modify it from time to time to respond effectively to competition and changes in customer preferences and needs;
•	increase awareness of our “Home Inn” brand and continue to develop customer loyalty;
•	attract, train, retain and motivate qualified personnel; and
•	renew leases for our leased-and-operated hotels on commercially viable terms after the initial lease terms expire.
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

If we fail to comply with any applicable environmental, health and safety laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. It is also possible that new zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations.
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
Except for one hotel property, we do not hold any land-use rights with respect to the land on which our hotels are located, nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2009, title certificates for 61 of the properties operated by us had not been obtained. We cannot assure you that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.
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
As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2009, most lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.
Risks Related to Doing Business in China
Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, zoning requirements and other governmental mandates with respect to urban planning may change from time to time, and certain of our hotels may be demolished or relocated, for which we may not receive appropriate compensation. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent global financial crisis. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.
If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capitals to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
As we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and common shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2009, our U.S. dollar denominated financial assets consisted of a cash balance of approximately US$7.2 million. Fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.
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
We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with recent PRC regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.
Under applicable PRC regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from SAFE or its authorized local branch. In addition, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees who have been granted share options or shares are subject to these regulations. We are in the process of filing with SAFE and undertaking certain other procedures according to these regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by SAFE or other Chinese government authorities.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.
We are a holding company and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2009, aggregate net assets of RMB 2.0 billion (US$289.1 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
The PRC tax treatment of our holding company structure under the Enterprise Income Tax Law is subject to uncertainties, and if such uncertainties are resolved unfavorably to us, we may incur higher taxes than we anticipate, and our net income and ability to pay dividends could be hampered.
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Home Inns Hong Kong and Hong Kong Ai Home Hotel Investment Limited, our subsidiaries in the PRC. We conduct substantially all of our business operations in China. The Enterprise Income Tax Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its non-PRC resident overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, dividends paid to enterprises incorporated in Hong Kong are subject to a preferential withholding tax rate of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” of the PRC enterprise. The State Administration for Taxation promulgated Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owners”. If our Hong Kong subsidiaries are not considered to be the “beneficial owners” of our PRC subsidiaries under this notice, any dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.
Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.”
The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. No official interpretation or application of the “residence enterprise” definition is currently available. Moreover, under the Enterprise Income Tax Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on their sales or other dispositions of our ADSs or ordinary shares, if such income is sourced from within the PRC. Although Home Inns & Hotels Management Inc. is incorporated in the Cayman Islands, it remains unclear whether the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

The M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may continue to expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Risks Related to Our ADSs
The market price for our ADSs has been and may continue to be volatile.
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
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our past capital markets fundraising activities, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any re-financing needs or any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

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
Our current directors and officers beneficially own a total of 9,240,424 shares of our ordinary shares. In addition, Beijing Tourism Group, or BTG, through its affiliate, currently owns 13,446,959 shares of our ordinary shares and has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, reported that it and its subsidiary had acquired ADSs on the open market and from us through a private placement representing an aggregate of 14,400,765 of our ordinary shares; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 46.46% of our ordinary shares and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, was incorporated in Hong Kong in May 2001 by its individual founders and Ctrip, a leading China-based travel consolidator. Through a series of transactions, Ctrip disposed of all of its ownership interest in Home Inns Hong Kong in August 2003 to focus on its core business of travel consolidation and to prepare for Ctrip’s initial public offering, which was completed in December 2003. However, after purchasing ADSs in a series of transactions on the open market in 2008 and 2009 and purchasing ordinary shares from us in a private placement in 2009, Ctrip now holds ADSs and ordinary shares representing 18.25% of our total outstanding ordinary shares according to its most recent filing with the SEC.
In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Co, Ltd., or Home Inns Beijing, to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.

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
Top Star operated on a business model similar to ours and, for this reason, fits well into our growth plan. Top Star hotels are conveniently located in the more developed second-tier cities in China and are priced in the same range as ours. Top Star hotels have on average 160 rooms, making them slightly larger than our average hotel. At the time of the acquisition, the addition of Top Star hotels significantly expanded our network and brand awareness. This acquisition has also helped us leverage on our customer bases and systems and management infrastructure.
We took control over the operation of the Top Star hotels beginning November 1, 2007, and we fully integrated its operations by the second quarter of 2008. During the first year after the acquisition, we retained the Top Star brand while adding our own “Home Inn” logo to the acquired hotels. However, based on our customer feedback and the acquired hotels’ performance, we have re-branded all Top Star hotels to Home Inns hotels after we completed certain room feature modifications during 2009.
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
Convertible Bond Offering
In December 2007, we issued and sold RMB 1.1 billion aggregate principal amount of US$ settled zero coupon convertible senior bonds due 2012 to non-US investors under Regulation S of the Securities Act. The bonds have a conversion price of US$26.545 per ordinary share (equal to US$53.09 per ADS), based on a fixed exchange rate of RMB 7.4 to US$1.00. According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed. A holder will receive 509.079 ordinary shares per RMB 100,000 principal amount of bonds upon conversion, subject only to contingent adjustment for dilutive events or change of control. The bond holders have the option to put the bonds after three years, and we can call the bonds after three years if the price of our ADSs reaches a certain hurdle. The bonds have a yield to maturity or yield to put of 0.50%. Proceeds from the sale of the bonds have been used to fund the development of our leased-and-operated hotels and acquire other hotels and for general corporate purposes.

Beginning in the fourth quarter of 2008, we have gradually repurchased and retired RMB 906.6 million of our convertible bonds. The amounts repurchased in 2008, 2009 and 2010 were RMB 219.0 million, RMB 531.2 million and RMB 156.4 million, respectively. Following these repurchases, we had convertible bonds with outstanding principal amount of RMB 203.4 million as of the date of this annual report.
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
We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels, or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2009, our Home Inns hotel chain consisted of 390 leased-and-operated hotels in operation with an additional 6 leased-and-operated hotels under development and 226 franchised-and-managed hotels in operation with an additional 63 franchised-and-managed hotels under development, covering 120 cities in China. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. We received the “Golden Pillow Award” for best brand in economy hotels in China in 2006, 2007 and 2008 from the 21st Century Business Herald, a nationwide economic journal in China. We have been recognized with inclusion in numerous top 10 lists, most notably Hotels China Magazine’s “Hotel Corporate Top 10” and “Budget Hotel Top 10” awards for 2008 and “Hotel Management Groups Top 10” award for 2009, the China Chain Store & Franchise Association’s “China Top 10 Brands” award for 2007-2008 and “China’s Top 100 Chain Enterprises” award for 2008, and the China Enterprise Culture Improvement Association’s “Top 10 Leading Consumer Brands” award for 2006. The Corporate Research Foundation named us as one of “China’s Top Employers” for 2007 and 2009, and Forbes Magazine named us among its “Chinese Enterprises with Most Growth Potential” for 2007. In 2009, we have won the awards of “Outstanding Economy Hotel Brand” from the Business Travel Journal, “Top 20 Global Hotels” from the Hotel Magazine, and “Best Companies for Customer Service” from Global Entrepreneur Journal.
We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 616 hotels in 120 cities as of the end of 2009, and our total revenue grew from RMB nil in 2003 to RMB 2.60 billion (US$381.0 million) in 2009, while our income from operations grew from negative RMB 0.4 million in 2003 to positive RMB 241.6 million (US$35.4 million) in 2009.
Our Home Inns Hotel Chain
We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers.
As of December 31, 2009, our Home Inns hotel chain, including the Top Star hotels we acquired, consisted of 616 hotels in operation and an additional 69 hotels under development, covering 132 cities in China.

Our Home Inns hotel chain currently covers most major metropolitan areas in China. We intend to further penetrate the existing cities and metropolitan areas where we have presence and also expand into additional cities in China with a population of over two million, annual GDP of over RMB 35 billion (US$5.1 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services.
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
The following table sets forth a complete listing of all of our hotels as of December 31, 2009.

	Hotels in Operation			Hotels Contracted(1)
	Leased-and		Franchised-	Leased-and	Franchised-
	Operated		and-Managed	Operated	and-Managed
	Hotels		Hotels	Hotels	Hotels
Beijing	23		47	—	4
Shanghai	30	(2)	32	—	3
Tianjin	12		20	—	—
Hangzhou	4		17	—	4
Xi’an	13		8	—	3
Zhengzhou	12		5	—	—
Suzhou	7		10	—	—
Nanjing	12		4	—	1
Shenyang	10		4	—	6
Wuhan	12		1	—	—
Wuxi	4		8	—	1
Haerbin	11		1	—	—
Chengdu	9		2	—	—
Guangzhou	9		1	1	2
Shijiazhuang	5		5	1	2
Jinan	8		2	1	—
Lanzhou	9		1	—	—
Dalian	6		2	—	3
Qingdao	7		1	—	2
Shenzhen	8		—	—	1
Changchun	6		2	—	—
Fuzhou	4		4	—	—
Wulumuqi	6		1	—	1
Ningbo	4		3	—	1
Changzhou	7		—	—	—
Chongqing	6		1	—	—
Xiamen	2		4	—	3
Nanchang	4		2	—	1
Kunming	4		2	—	—
Taiyuan	3		3	—	—
Guiyang	5		—	1	—
Huhehaote	4		1	—	1
Nanning	5		—	—	—
Hefei	4		1	—	—
Changsha	4		1	—	—
Xuzhou	4		—	1	2
Yantai	4		—	—	1
Zibo	4		—	—	—
Dongguan	4		—	—	—
Yinchuan	3		—	—	1
Zhuhai	3		—	—	—
Jilin	3		—	—	—
Nantong	2		1	—	—
Baotou	2		1	—	—
Qiqihaer	2		1	—	—
Weihai	1		2	—	—
Changshu	1		2	—	—
Yancheng	1		2	—	—
Xining	1		2	—	—
Lianyungang	1		1	—	2

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Linyi	1	1	—	2
Kunshan	—	2	—	2
Yangzhou	2	—	—	1
Wuhu	1	1	—	1
Shaoxing	2	—	—	—
Baoding	2	—	—	—
Luoyang	2	—	—	—
Bengbu	2	—	—	—
Foshan	2	—	—	—
Weifang	2	—	—	—
Guilin	2	—	—	—
Tangshan	2	—	—	—
Tai’an	2	—	—	—
Shunde	2	—	—	—
Rizhao	2	—	—	—
Binzhou	2	—	—	—
Yichang	2	—	—	—
Haikou	2	—	—	—
Jinhua	2	—	—	—
Shantou	2	—	—	—
Jiangyin	1	1	—	—
Dandong	—	2	—	—
Huai’an	—	2	—	—
Langfang	1	—	—	1
Zhongshan	1	—	—	—
Dezhou	1	—	—	—
Yixing	1	—	—	—
Yueyang	1	—	—	—
Jiaxing	1	—	—	—
Yanji	1	—	—	—
Ma’anshan	1	—	—	—
Heze	1	—	—	—
Yingkou	1	—	—	—
Dongying	1	—	—	—
Fushun	1	—	—	—
Liaocheng	1	—	—	—
Tonghua	1	—	—	—
Zhenjiang	1	—	—	—
Shishi	1	—	—	—
Anqing	1	—	—	—
Cangzhou	1	—	—	—
Wuyishan	1	—	—	—
Zhangjiagang	1	—	—	—
Deyang	1	—	—	—
Laiyang	1	—	—	—
Jinzhou	1	—	—	—
Quanzhou	1	—	—	—
Zaozhuang	1	—	—	—
Luohe	1	—	—	—
Taicang	1	—	—	—
Xinxiang	1	—	—	—
Zhaoqing	1	—	—	—

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Huludao	1	—	—	—
Weiwu	1	—	—	—
Wuzhong	1	—	—	—
Rongcheng	1	—	—	—
Qufu	1	—	—	—
Haimen	1	—	—	—
Chaozhou	1	—	—	—
Hegang	1	—	—	—
Jining	1	—	—	—
Zhangjiajie	—	1	—	—
Puyang	—	1	—	—
Panjin	—	1	—	—
Taizhou	—	1	—	—
Jingdezhen	—	1	—	—
Kashi	—	1	—	—
Datong	—	1	—	—
Huangshan	—	1	—	—
Anshan	—	1	—	—
Leshan	—	—	1	—
Zhongwei	—	—	—	1
Tongxiang	—	—	—	1
Handan	—	—	—	1
Suqian	—	—	—	1
Changzhi	—	—	—	1
Kaifeng	—	—	—	1
Haining	—	—	—	1
Zunyi	—	—	—	1
Shiyan	—	—	—	1
Jiujiang	—	—	—	1
Wendeng	—	—	—	1

TOTAL	390	226	6	63

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

(2)	Leased-and-operated hotels include one H Hotel located in Shanghai.

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
Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 0.2 million (US$0.03 million) to RMB 0.3 million (US$0.04 million), a brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight years.
The following table sets forth the number of our hotels in operation as of December 31, 2009.

			Number of
		Number of	Hotels Opened	Average
		Hotels Opened	for No More	Number of	Typical
	Total Number	for Over Six	Than Six	Rooms per	Lease/Franchise
	of Hotels	Months	Months	Hotel	Term
Leased-and-operated Hotels	390	352	38	119	15 years
Franchised-and-managed Hotels	226	164	62	112	8 years
We also operate seven leased-and-operated hotels through six joint ventures. Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.
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

	As of and for the Year Ended
	December 31,
	2007	2008	2009
Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	195	326	390
Franchised-and-managed hotels	71	145	226
Total rooms(1)	32,726	55,631	71,671
Geographic coverage(1):
Number of cities	66	94	120
Occupancy rate (as a percentage)	91.1	85.0	91.5
Average daily rate (in RMB)	179	173	160
RevPAR (in RMB)	163	147	149

(1)	As of the end of each period.

(2)	Includes five hotels operated in 2007 and seven hotels operated in 2008 and 2009 through joint ventures.
Hotel Development
We follow a structured and systematic development and construction process with respect to our development of new hotel properties. Our multi-step development process starts with planning and site identification. We have staff based in our head office in Shanghai focusing on identifying potential new markets and performing a comprehensive study of each new market by conducting site visits and gathering background information such as the regional economic conditions and availability of existing hotel accommodation services in the prospective new market. After the development team at our head office decides to pursue opportunities in a new market, we assign our regional development staff and the city general manager in each region to select ideal hotel locations in the chosen market. Once a site has been selected, we negotiate with the property owner while concurrently conducting due diligence investigations with respect to a number of major legal and regulatory aspects, including the owner’s land title and relevant zoning regulations. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we convert the properties into standardized Home Inns hotels. Our lease term negotiations are guided by a comprehensive set of criteria, including certain financial return requirements. All new hotel leases are subject to the final approval of four designated members of our investment committee, including our chief executive officer, David Jian Sun. As a leading branded economy hotel chain in China, we are generally able to establish credibility with property owners and secure desirable properties on reasonable terms. We commence constructing a standardized Home Inns hotel after definitive agreements with the owner have been executed. A majority of the construction materials and supplies for the new hotel are purchased through our centralized procurement system. For our franchised-and-managed hotels, we assist franchisees in refurbishing, renovating or constructing their properties after they join our branded hotel chain, and in meeting our brand specifications by providing technical expertise and cost-savings suggestions. Before completion of construction, we carry out a series of pre-opening activities, such as identifying and appointing the general manager and other members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening. It typically takes four to six months from execution of a lease or franchise agreement to hotel opening.
We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 581.6 million, RMB 996.4 million and RMB 250.4 million (US$ 36.7 million) in 2007, 2008 and 2009 respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

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
Targeted Sales. We support each hotel’s local sales efforts with corporate office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use a property management system to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system and toll-free numbers, third-party travel agents and other travel intermediaries, corporate travel offices and office managers. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability.
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

Our key hotel information and operational systems include the following:
Property Management System. Our proprietary property management system is designed to help our hotels maximize profitability and compete more effectively by managing their room inventory, rates and reservations. The property management system synchronizes each hotel’s room inventory with our reservation system, giving our reservation agents the capability to sell available rooms at our hotels. The property management system also includes a revenue management feature that calculates and suggests optimum rates based on each hotel’s past performance and projected occupancy. These tools enhance our ability to effectively manage our hotel operations and maximize RevPAR.
Central Reservation System. In 2009, approximately 11.9% of our total hotel room nights were booked through our proprietary central reservation system, which primarily consists of our toll-free telephone reservation system. As of December 31, 2009, we employed 120 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home Inns hotel that meets the caller’s needs. Our central reservation system provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.
Customer Relationship Management System. Our proprietary customer relationship management system tracks the consumption patterns and accumulated and redeemed points of the active members of our Home Inns membership rewards program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy.
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
The following table presents the approximate percentage of room nights stayed in 2009 by customer channel:

Approximate Percentage of
Total Room Nights Stayed
Customer Channel	in 2009
Central reservation system bookings by members of our Home Inns membership network	9.5
Central reservation system bookings by non-members of our Home Inns membership network	1.5
Reservations not booked through our central reservation system by members of our Home Inns membership network	40.9
Walk-ins	12.2
Corporate account	13.7
Travel agencies and consolidators	6.9
Others	15.3
Total	100.0

Our centralized reservation center is located in Shanghai, China and provides services 24 hours a day, seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2009, we employed 120 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.
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
Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2009, our membership reward program had approximately 2,617,000 active members as compared to approximately 200,000, 522,000 and 1,283,000 active members as of December 31, 2006, 2007 and 2008 respectively. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.
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

To ensure that all of our hotels have the best possible performance, we have established an effective and clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception. We were included in the Corporate Research Foundation’s list of “2007 China Top Employers.”
Excluding employees of our franchised-and-managed hotels, we had 8,309, 12,686 and 15,810 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, our employees consisted of 14,414 hotel-based employees, 120 reservation agents at our centralized reservation center, and 1,276 corporate staff. Approximately 16.7% of our employees are associated with labor unions. We consider our relations with our employees to be good.
Competition
The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Hotels in China may but are not required to apply for star ratings as approved by tourism bureaus of local governments or the National Tourist Administration, or the NTA, based on the star rating regulations in China. This standard defines five distinct star ratings, i.e., one-star, two-star, three-star, four-star, and five-star, including platinum five-star. In order to obtain a particular star rating, a hotel must meet certain defined standards for the availability and quality of hotel facilities and public area, availability and quality of amenities in guest rooms, food and beverage facility, scope of guest services, and scope and quality of management infrastructure, etc. We have not applied for star ratings because we do not consider obtaining a star rating as necessary and our business has not been affected as we focus on meeting individual business and leisure travelers’ basic accommodation needs with affordable pricing, a comfortable lodging experience, high-quality services and standardized hotel rooms and amenities across our hotel chain.
We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, Motel 168, 7 Days Inn, Han Ting, Green Tree Inn and Super 8, as well as various regional and local economy hotel chains. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four- or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively low barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 22 registered trademarks in China, including “” and 9 trademarks which had been applied for by Top Star. We are applying for registration of 83 new trademarks in China. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

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
Insurance
We believe that our hotels are covered by property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. As a result of damages caused by the 2008 Sichuan earthquake, eight of our hotels in Chengdu filed insurance claims and have received insurance payments of approximately RMB 0.66 million (US$0.09 million). In addition, two other hotels in Chengdu and one in Deyang have filed insurance claims with aggregate amount of approximately RMB 0.31 million (US$0.05 million). We believe that we are likely to recover the claimed amount. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we suffer losses or are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected.
Regulation
The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which was most recently updated on December 1, 2007. Under the regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.
Regulations on Hotel Operation
Under applicable PRC regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. Hotel operators have certain security control obligations as well. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law, behaving suspiciously or an offender wanted by the public security authority.
A hotel must obtain a public area hygiene license and pass a fire prevention safety inspection by the local public security fire-fighting department before opening for business and must obtain a food hygiene license to serve food. Hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations. Hotels are also subject to regulations concerning other standards relating to the operation of public facilities. The relevant administrative authorities may impose penalties and even shut down hotels that violate the provisions.

All hotels that have been in operation for over one year are eligible to apply for a star rating assessment under the Regulations on the Assessment of the Star Rating of Tourist Hotels. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.
Regulations on Consumer Protection
Under the Law on the Protection of the Rights and Interests of Consumers, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:
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
The Interpretation of Some Issues concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury enacted by the Supreme People’s Court further increases the liabilities of a business operator engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liability for failing to fulfill their statutory obligation to a reasonable extent or to guarantee the personal safety of others.
Regulations on Environmental Protection
The Law on Promoting Clean Production regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water and serve other environmental protection purposes, and to reduce or stop the use of consumer goods that waste resources or pollute the environment.

Regulations on Commercial Franchising
Franchise activities are subject to the supervision and administration of the Ministry of Commerce and its regional counterparts. Under applicable PRC regulations, franchisors must satisfy certain requirements including, among other things, having mature business models and the capacity to provide operation instruction, technical support and training to franchisees. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as the forfeit of illegal income and the imposition of monetary fines between RMB 100,000 and RMB 500,000 and may be bulletined by the Ministry of Commerce or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.
Franchisors are generally required to file franchise contracts with the Ministry of Commerce or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB 100,000. Such noncompliance may also be bulletined. In the first quarter of every year, franchisors are required to report to Ministry of Commerce or its local counterparts any franchising contracts they executed, canceled, renewed or amended in the previous year.
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
Regulations on Trademarks
PRC trademark law and regulations give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreement must be filed with the Trademark Office or its regional counterpart.
Regulations on Foreign Currency Exchange
Under various rules and regulations issued by SAFE and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
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

Regulations on Dividend Distribution
Under applicable PRC regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.”
Regulations on Employee Stock Holding Plan or Stock Option Plan
Under applicable PRC regulations, all employee stock ownership plans, stock option plans and other similar plans with onshore individual participants and involving foreign exchange matters must be approved by SAFE or its authorized branch. Under the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated by SAFE in 2007, PRC citizens who are granted stock options or restricted share units or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options or restricted share units or issued restricted shares are subject to this rule.
Regulation on Mergers and Acquisitions
In 2006, six PRC regulatory agencies jointly adopted new regulations governing mergers and acquisitions, the M&A Rule, setting forth complex procedures and requirements, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”
Regulation of Loans between a Foreign Company and its Chinese Subsidiary
A loan denominated in foreign currency made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch in accordance with relevant PRC laws and regulations. Each of our PRC subsidiaries can legally borrow foreign currency denominated loans up to its borrowing limit, which is defined as the difference between the amount of its “total investment” and “registered capital” as approved by the Ministry of Commerce or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. If the amount of foreign currency denominated loan of any of our PRC subsidiaries exceeds its borrowing limit, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign debt to be registered with SAFE.
Tax
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries.

*	Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.
D. Property, Plant and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 3,123 square meters of office space. As of December 31, 2009, we leased 390 out of our 616 hotel facilities with an aggregate size of 1,967,759 square meters. For detailed information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Home Inns Hotel Chain.”

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
Revenues. In 2009, we generated total revenues of RMB 2.60 billion (US$381.0 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:
•	the total number of hotels in our hotel chain;

•	the total number of hotel rooms in our hotel chain;

•	occupancy rates achieved by our hotels;

•	average daily rates achieved by our hotels; and

•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of December 31, 2009, we had entered into binding contracts with lessors of six properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB 39 million (US$6.7 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	963,050	95.4	1,771,762	94.7	2,453,105	359,382	94.3
Franchised-and-managed hotels	46,266	4.6	99,779	5.3	147,535	21,614	5.7

Total revenues	1,009,316	100.0	1,871,541	100.0	2,600,640	380,996	100.0
Less: Business tax and related surcharges	(60,302)	(6.0)	(111,870)	(6.0)	(158,975)	(23,290)	(6.1)

Net revenues	949,014	94.0	1,759,671	94.0	2,441,665	357,706	93.9
Leased-and-operated Hotels. In 2009, we generated revenues of RMB 2.45 billion (US$359.4 million) from our leased-and-operated hotels, which accounted for 94.3% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.
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
Franchised-and-managed Hotels. In 2009, we generated revenues of RMB 147.5 million (US$21.6 million) from our franchised-and-managed hotels, which accounted for 5.7% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.

For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 3,000 per room, a brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. We assist the franchisee in property design, construction, systems installation, and hotel personnel recruiting and training before the franchised-and-managed hotel commences operations. We allow our franchisees to utilize our integrated hotel information and operational systems, such as central reservation system, and charge them an annual or variable fee for such use.
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

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	1,009,316	100.0	1,871,541	100.0	2,600,640	380,996	100.0
Less: Business tax and related surcharges	(60,302)	(6.0)	(111,870)	(6.0)	(158,975)	(23,290)	(6.1)
Net revenues	949,014	94.0	1,759,671	94.0	2,441,665	357,706	93.9
Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(299,792)	(29.7)	(643,694)	(34.4)	(797,944)	(116,899)	(30.7)
Personnel costs	(155,611)	(15.4)	(337,837)	(18.1)	(461,949)	(67,676)	(17.8)
Depreciation and amortization	(85,600)	(8.5)	(190,698)	(10.2)	(281,543)	(41,246)	(10.8)
Consumables, food and beverage	(84,053)	(8.3)	(143,555)	(7.7)	(172,467)	(25,267)	(6.6)
Others	(98,644)	(9.8)	(182,284)	(9.7)	(275,186)	(40,315)	(10.6)

Total leased-and-operated hotel costs	(723,700)	(71.7)	(1,498,068)	(80.0)	(1,989,089)	(291,403)	(76.5)
Sales and marketing expenses	(19,632)	(1.9)	(27,161)	(1.5)	(30,462)	(4,463)	(1.2)
General and administrative expenses	(99,026)	(9.8)	(152,648)	(8.2)	(180,480)	(26,440)	(6.9)

Total operating costs and expenses	(842,358)	(83.5)	(1,677,877)	(89.7)	(2,200,031)	(322,306)	(84.6)
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

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	11	0.1	11	0.0	—	—	—
General and administrative expenses	15,060	99.9	24,833	100.0	32,009	4,689	100.0

Total share-based compensation expenses	15,071	100.0	24,844	100.0	32,009	4,689	100.0
Taxation
We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Home Inns Hong Kong was subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, Home Inns Hong Kong has not been required to pay profit tax as it has had no assessable profit.
Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 6% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China were generally subject to the standard enterprise income tax rate, which was 33% prior to January 1, 2008. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoyed a 20% enterprise income tax rate during 2009 due to its place of incorporation and operation in the Pudong New District of Shanghai. It is now subject to a tax rate of 22% in 2010, and its tax rate is expected to increase to 24% and then 25% in 2011 and 2012, respectively.
The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises in China. Enterprises that had been granted preferential tax treatment by the relevant tax authorities before January 1, 2008, the effective date of the new law, have their tax rate gradually raised to 25% over a five-year period. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

The Enterprise Income Tax Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income.
Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” i.e., enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Undistributed earnings generated prior to January 1, 2008 are exempt from the 10% PRC income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Home Inns Hong Kong and Hong Kong Ai Home Hotel Investment Limited, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the Enterprise Income Tax Law.
Under a special arrangement between China and Hong Kong, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary, which would otherwise be subject to a 10% withholding tax, may be subject to a 5% preferential withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” of our PRC subsidiaries and is otherwise entitled to the benefits under the special arrangement. The State Administration for Taxation promulgated Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owners”. If our Hong Kong subsidiaries are not considered to be the “beneficial owners” of our PRC subsidiaries under this notice, any dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. Moreover, under the Enterprise Income Tax Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC.
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

Basis of Consolidation
Our consolidated financial statements included elsewhere in this annual report include the financial statements of Home Inns & Hotels Management Inc., its subsidiaries and variable interest entities, or VIEs. All significant transactions and balances among Home Inns & Hotels Management Inc., its subsidiaries and certain VIEs have been eliminated upon consolidation.
We follow the U.S. GAAP guidance relating to the consolidation of VIEs, which requires certain VIEs to be consolidated by the primary beneficiary of the entities if the equity investors of the entities do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Accordingly, our six joint ventures listed below are considered VIEs and their financial statements are consolidated into our financial statements since their respective date of establishment or acquisition:

Name of VIE	Our ownership interest
Home Inns & Hotels Management (Xiamen) Co., Ltd.	51%
Home Inns & Hotels Management (Fuzhou) Co., Ltd.	51%
Home Inns & Hotels Management (Caoxi) Co., Ltd.	51%
Home Inns & Hotels Management (Caobao) Co., Ltd.	75%
Home Inns & Hotels Management (Dongguan) Co., Ltd.	65%
Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd.	70%
The total registered capital of the six VIEs was RMB 6.0 million (US$0.9 million) as of December 31, 2009. The entities were considered VIEs because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We are considered the primary beneficiary of these entities because we absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in our consolidated financial statements since their incorporation.
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
Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets, including separately identifiable intangible assets, and liabilities acquired. Goodwill is allocated to respective reporting units. U.S. GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of our reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2007, 2008 and 2009. As of December 31, 2009, all goodwill is allocated to the hotel operations reporting unit. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could have been different.

Impairment of Long-lived Assets and Definite-lived Intangible Assets
We review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. We assess the recoverability of the long-lived assets and definite-lived intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the estimated future undiscounted cash flows are less than the carrying value, an indication of impairment is present and we recognize a loss for the difference between fair value, using the expected discounted cash flows, and the carrying value of the assets. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. The impairment recognized for the years ended December 31, 2007, 2008 and 2009 was nil, nil and RMB 5,477.
Accruals for Customer Reward Program
We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2007, 2008 and 2009, we made provisions of RMB 5.4 million, RMB 8.6 million and RMB 13.3 million (US$2.0 million), respectively, based on the estimated liabilities under the customer reward program.
Revenue Recognition
Revenue from leased-and-operated hotels represents primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods are delivered and services are provided.
Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which historically have approximated 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and we have fulfilled all of our commitments and obligations, including having provided the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system usage fee, which are recognized when services are provided.
Revenues from the one-time membership fees generated from our customer reward program are recognized over the estimated average customer relationship period or deferred and recognized once the probability that the member will demand further service becomes remote. Since 2006, we have been analyzing the historic usage pattern of membership cards and noted that membership cards with no activity for more than a year are most likely to expire in the future. Therefore, we recognize revenue from one-time membership fees when membership cards expire or membership records show no activity for a year, and the membership fees for remaining valid cards are recorded as deferred revenue. For the years ended December 31, 2007, 2008 and 2009, we recognized revenue of RMB 3,381, RMB 10,958 and RMB 14,434 from one-time membership fees, respectively.

We will continue to monitor membership activity patterns. We expect to recognize one-time membership fees over the length of the average life of memberships once we have obtained sufficient historical data to estimate such length.
Share-based Compensation
We adopted accounting rule ASC 718 Effective January 1, 2006. Under the fair value recognition provisions of ASC 178, we applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, we continued to account for non-vested awards outstanding under the old method. Only awards granted (or modified, repurchased, or cancelled) after the adoption of ASC 718 were accounted for under the provisions of ASC 718.
In conjunction with the adoption of ASC 718, we are required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. Compensation expense is recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally four years.
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
Share-based compensation expense recognized for the years ended December 31, 2007, 2008 and 2009 amounted to RMB 15.1 million, RMB 24.8 million and RMB 32.0 million (US$4.7 million), respectively.
Taxation
Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2008 and 2009, we had deferred tax assets of RMB 119.4 million and RMB 148.5 million (US$21.8 million), respectively. As of December 31, 2008 and 2009, a valuation allowance of RMB 42.5 million and RMB 39.7 million (US$5.8 million), respectively, was made against deferred tax assets of RMB 42.5 million and RMB 62.5 million (US$9.1 million), respectively.

Selected Operating Data
The following table presents certain selected operating data of our company as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended
	December 31,
	2007	2008	2009
Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	195	326	390
Franchised-and-managed hotels	71	145	226
Total rooms(1)	32,726	55,631	71,671
Geographic coverage(1):
Number of cities	66	94	120
Occupancy rate (as a percentage)	91.1	85.0	91.5
Average daily rate (in RMB)	179	173	160
RevPAR (in RMB)	163	147	149

(1)	As of the end of each period.

(2)	Includes six hotels operated through separate joint ventures with third parties. Home Inns & Hotels Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.
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

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	963,050	95.4	1,771,762	94.7	2,453,105	359,382	94.3
Franchised-and-managed hotels	46,266	4.6	99,779	5.3	147,535	21,614	5.7

Total revenues	1,009,316	100.0	1,871,541	100.0	2,600,640	380,996	100.0
Less: Business tax and related surcharges	(60,302)	(6.0)	(111,870)	(6.0)	(158,975)	(23,290)	(6.1)

Net revenues	949,014	94.0	1,759,671	94.0	2,441,665	357,706	93.9

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(299,792)	(29.7)	(643,694)	(34.4)	(797,944)	(116,899)	(30.7)
Personnel costs	(155,611)	(15.4)	(337,837)	(18.1)	(461,949)	(67,676)	(17.8)
Depreciation and amortization	(85,600)	(8.5)	(190,698)	(10.2)	(281,543)	(41,246)	(10.8)
Consumables, food and beverage	(84,053)	(8.3)	(143,555)	(7.7)	(172,467)	(25,267)	(6.6)
Others	(98,644)	(9.8)	(182,284)	(9.7)	(275,186)	(40,315)	(10.6)

Total leased-and-operated hotel costs	(723,700)	(71.7)	(1,498,068)	(80.0)	(1,989,089)	(291,403)	(76.5)

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Sales and marketing expenses	(19,632)	(1.9)	(27,161)	(1.5)	(30,462)	(4,463)	(1.2)
General and administrative expenses	(99,026)	(9.8)	(152,648)	(8.2)	(180,480)	(26,440)	(6.9)

Total operating costs and expenses	(842,358)	(83.5)	(1,677,877)	(89.7)	(2,200,031)	(322,306)	(84.6)

Income from operations	106,656	10.6	81,794	4.4	241,634	35,400	9.3

Interest income, net	24,549	2.4	3,887	0.2	(4,297)	(629.5)	(0.2)
Gain on buy-back of convertible bond	—	—	103,291	5.5	69,327	10,156	2.7
Other non-operating income	8,434	0.8	10,971	0.6	16,248	2,380	0.6
Foreign exchange loss, net	(53,221)	(5.3)	(65,524)	(3.5)	(286)	(42)	0.0
Income tax expense	(45,035)	(4.5)	(28,107)	(1.5)	(62,166)	(9,107)	(2.4)
Net Income	41,383	4.0	106,312	6	260,460	38,158	10

Noncontrolling interests	(5,627)	(0.6)	(5,087)	(0.3)	(4,457)	(653)	(0.2)

Net income attributable to shareholders	35,756	3.5	101,225	5.4	256,003	37,505	9.8

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues. Our total revenues increased by 39.0% from RMB 1.87 billion in 2008 to RMB 2.60 billion (US$381.0 million) in 2009.
•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 38.5% from RMB 1.77 billion in 2008 to RMB 2.45 billion (US$359.4 million ) in 2009. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 326 hotels with 39,188 rooms as of December 31, 2008 to 390 hotels with 46,462 rooms as of December 31, 2009.

•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 47.9% from RMB 99.8 million in 2008 to RMB 147.5 million (US$21.6 million) in 2009. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 145 hotels with 16,443 rooms as of December 31, 2008 to 226 hotels with 25,287 rooms as of December 31, 2009.
Operating Costs and Expenses. Our total operating costs and expenses increased by 31.0% from RMB 1.68 billion in 2008 to 2.20 billion (US$322.3 million) in 2009. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2009.
•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 1.5 billion in 2008 to RMB 2.0 billion (US$291.4 million) in 2009. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 326 hotels with 39,188 rooms as of December 31, 2008 to 390 hotels with 46,496 rooms as of December 31, 2009. It was offset by a decrease in pre-opening costs incurred for leased-and-operated hotels under conversion because the number of net new leased-and-operated hotel opened was down from 130 in 2008 to 64 in 2009, and fewer hotels were under conversion during 2009 compared with 2008.

•	Sales and Marketing Expenses. Our sales and marketing expenses for 2009 were RMB 30.5 million (US$4.5 million), representing 1.2% of total revenue, compared with RMB 27.2 million (US$4.0 million) or 1.5% of total revenue in 2008. The decrease as a percentage of revenue in 2009 was a result of our conservative marketing plan based on the economic outlook and fewer new hotel openings, and is also a result of a larger revenue base.

•	General and Administrative Expenses. Our general and administrative expenses increased by 18.2% from RMB 152.6 million in 2008 to RMB 180.5 million (US$26.4 million) in 2009. General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 148.5 million (US$21.8 million) or 5.7% of total revenues, compared with 6.8% in 2008. The improvement in the ratio of general and administrative expenses to total revenues reflects the positive operational leverage achieved during the year. In addition, reduced new hotel development activities in most part of 2009 led to a lower level of related expenses.

Income from Operations. Our income from operations increased by 195.4% from RMB 81.8 million in 2008 to RMB 241.6 (US$35.4 million) in 2009 as a cumulative result of the above factors. Our income from operations in 2009 was positively impacted by the lower pre-opening expenses for hotels under conversion as a result of a moderate expansion, higher occupancy rate which had a positive impact as majority of our hotel level costs are fixed, higher franchise revenue, which has no direct costs, and better ratios for sales and marketing expenses and general and administrative expenses.
Interest Income (Expense), Net. Our net interest income decreased substantially from RMB 3.9 million in 2008 to a negative RMB 4.3 million (negative US$0.6 million), primarily because cash was invested in new hotel development and used for convertible bond repurchases as well as general corporate purposes throughout the year, offset in part by reduced interest expense as a result of our buy-back of convertible bonds.
Gain on Buy-back of Convertible Bond. Our gain on buy-back of convertible bond decreased from RMB 103.3 million in 2008 to RMB 69.3 million (US$10.2 million) primarily because the market value of our convertible bonds has recovered significantly in 2009. The decrease in gain on buy-back of convertible bond was offset in part by the larger principal amount of bonds that we bought back in 2009.
Foreign Exchange Loss, Net. Our net foreign exchange loss decreased from RMB 65.5 million in 2008 to RMB 0.3 million (US$0.04 million), primarily because there was no substantial change in the exchange rate between the U.S. dollar and the RMB during the course of 2009.
Income Tax Expense. Our income tax expense increased by 121.2% from RMB 28.1 million in 2008 to RMB 62.2 million (US$9.1 million) in 2009, primarily because we recorded significantly less deferred income tax benefit in 2009, and to a lesser extent, higher current income tax expense due to improved operating results.
Net Income. We had net income of RMB 260.5 million (US$38.2 million) in 2009, an increase of 145.0% from net income of RMB 106.3 million in 2008, primarily due to the improved operating results in 2009 and, to a lesser extent, due to a gain on buy-back of convertible bonds.
Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures in 2008 and 2009. Noncontrolling interests amounted to RMB 4.5 million (US$0.7 million) in 2009 compared to RMB 5.1 million (US$0.7 million) in 2008.
Net Income Attributable to Shareholders. As a result of the foregoing, we had net income attributable to shareholders of RMB 256.0 million (US$37.5 million) in 2009, an increase of 152.9% from net income of RMB 101.2 million in 2008.
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
Income Tax Expense. Our income tax expense decreased by 37.6% from RMB 45.0 million in 2007 to RMB 28.1 million (US$4.1 million) in 2008, primarily because our income before tax decreased. In addition, 2007 income tax expense had been increased by the inclusion of a one-time deferred tax asset adjustment of RMB 6.1 million as a result of lowered tax rates at our hotels.

Net Income. We had net income of RMB 106.3 million (US$15.5 million) in 2008, an increase of 157.0% from net income of RMB 41.38 million in 2007. Our net income in 2008 was negatively impacted by lower income from operations and higher foreign exchanges losses, offset by a gain from convertible bond repurchase.
Noncontrolling Interests. Noncontrolling interests represent BTG’s share of our net income based on its equity interest in Home Inns Beijing prior to our acquisition of this noncontrolling stake from BTG in July 2007 and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures in 2007 and seven in 2008. Noncontrolling interests amounted to RMB 5.1 million (US$0.7 million) in 2008 compared to RMB 5.6 million in 2007.
Net Income Attributable to Shareholders. As a result of the foregoing, we had net income attributable to shareholders of RMB 101.2 million (US$14.8 million) in 2008, an increase of 183.1% from net income attributable to shareholders of RMB 35.8 million in 2007.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares through private placements, borrowings from third-party lenders as well as the proceeds we received from our public offerings of ordinary shares and our offering of convertible bonds. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. Our financing activities consist of issuance and sale of our shares and convertible bonds to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of the date of this annual report, we had convertible bonds with outstanding principal amount of RMB 203.4 million, and the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 800 million (US$117.1 million). As of December 31, 2009, we had entered into binding contracts with lessors of six properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 39 million (US$5.7 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, our existing cash balance and bank credit facilities.
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	214,631	356,886	648,663	95,030
Net cash used in investing activities	(613,419)	(964,315)	(323,501)	(47,393)
Net cash provided by/used in financing activities	1,256,606	(281,202)	(103,729)	(15,196)
Effect of foreign exchange rate changes on cash and cash equivalents	(53,221)	(65,524)	(286)	(42)
Net increase/(decrease) in cash and cash equivalents	804,597	(954,155)	221,147	32,398
Cash and cash equivalents at beginning of period	758,003	1,562,600	608,445	89,138
Cash and cash equivalents at end of the period	1,562,600	608,445	829,592	121,536

Operating Activities
Net cash provided by operating activities amounted to RMB 648.7 million (US$95.0 million) in 2009, as compared to net income of RMB 256.0 million. Our gain on repurchase of our convertible bonds amounted to RMB 69.3 million. Our deferred revenues (current and non-current) increased by RMB 41.7 million mainly as a result of increase in initial franchise fees received and cash received from sale of membership programs. Our salaries and welfare payables increased by RMB 34.0 million, which was in line with the increase of our personnel costs. Our other payables and accruals increased by RMB 39.8 million. The principal non-cash items accounting for such difference were (1) RMB 286.6 million in depreciation and amortization, an increase of 46% from RMB 200 million in 2008 mainly due to the substantial increase of the number of our leased-and-operated hotels in operation, and (2) RMB 32.0 million on share-based compensation.
Net cash provided by operating activities increased from RMB 214.6 million in 2007 to RMB 356.9 million (US$52.3 million) in 2008. The increase resulted from our expanded operations from 266 hotels in operation with 32,726 hotel rooms as of December 31, 2007 to 471 hotels in operation with 55,631 hotel rooms as of December 31, 2008.
Investing Activities
Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. Net cash used in investing activities decreased from RMB 964.3 million in 2008 to RMB 323.5 million (US$47.4 million) in 2009, primarily because we used considerably less cash as capital expenditures to open new hotels, and to a lesser extent, used less cash to acquire subsidiaries. Net cash used in investing activities increased from RMB 613.4 million in 2007 to RMB 964.3 million (US$141.3 million) in 2008, primarily due to capital expenditures for new hotels opened and payment for consideration of the prior year’s acquisitions.
Financing Activities
Our financing activities consist of issuance and sale of our shares and convertible bonds to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. We expect these facilities to be renewable under similar terms and conditions upon expiration if we are not in default under the existing terms.
Net cash used in financing activities in 2009 amounted to RMB 103.7 million (US$15.2 million) and was primarily attributable to the repurchase of part of our outstanding convertible bonds, offset in part by the proceeds from our additional private placement of ordinary shares. Net cash used in financing activities in 2008 amounted to RMB 281.2 million (US$41.2 million) and was primarily attributable to the repurchasing of part of our outstanding convertible bonds and the repayment of our bank debt. Net cash provided by financing activities in 2007 amounted to RMB 1,256.6 million and was primarily attributable to the net proceeds from our additional public offering of ordinary shares as well as our sale of convertible bonds, offset in part by the amount of debt we repaid during the period.
Capital Expenditures
Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 581.6 million, RMB 996.4 million and RMB 250.4 million (US $36.7 million) in 2007, 2008 and 2009, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 22 registered trademarks in China, including “” and nine trademarks which had been applied for by Top Star, and we are applying for registration of 83 new trademarks in China,. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years
	(in RMB millions)
Convertible bonds	364	364	—	—	—
Operating lease obligations	6,941	584	1,202	1,212	3,943
Purchase obligations	21	21	—	—	—

Total	7,326	969	1,202	1,212	3,943
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of December 31, 2009.

Name	Age	Position/Title
Yunxin Mei	61	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	42	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	45	Chief Executive Officer, Director
May Wu *	42	Chief Financial Officer
Jason Zong	45	Chief Operating Officer
Rixin Liang **	55	Chief Branding Officer
Min Bao	50	Independent Director
James Jianzhang Liang	40	Co-Founder, Independent Director
Kenneth Gaw	39	Independent Director
Terry Yongmin Hu	40	Independent Director
Arthur M. Wang	49	Independent Director

*	Effective April 22, 2010, Ms. Wu will serve as our chief strategy officer and cease to be our chief financial officer. Ms. Huiping Yan, currently our senior vice president of finance and strategy, will succeed Ms. Wu as chief financial officer.

**	Ms. Liang has retired from the chief branding officer position, effective March 1, 2010. Ms. Liang will remain as a consultant and advisor to Mr. David Jian Sun, our Chief Executive Officer.
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
Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited. Mr. Shen co-founded Ctrip, the largest travel consolidator in China, and has been a director of Ctrip since its inception. Mr. Shen also served as Ctrip’s chief financial officer from 2000 to October 2005 and its president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange, and an independent director and a member of the nominating committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. He also serves on the boards of a number of public or privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.
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
Rixin Liang served as our chief branding officer from January 2008 to March 2010. She served as our chief operating officer since the formation of Home Inns Beijing in April 2002 to December 2007. Prior to joining Home Inns, Ms. Liang was the vice president of the International Hotel Group, a subsidiary of BTG, from 1999 to 2002, during which she co-founded Jian Guo Inns, one of the earliest economy hotel brands in China, in 2000, and served as the general manager of Jian Guo Inns Beijing Ltd. from 2000 to 2002. Ms. Liang has worked in the hotel industry in China since 1972. She is a member of the Expert Committee of the China Hotel Association. Ms. Liang holds a bachelor’s degree from Capital Economics and Business University in China. She also attended the MBA program at Tsing-Hua University in China.
Min Bao has served as our director since March 2006. Mr. Bao has served as the vice president of BTG since July 2008. From February 2007 to July 2008, he was the assistant general manager of BTG. From February 2006 to February 2007, Mr. Bao was the general manager of BTG-International Hotel Group Co., Ltd. From June 2002 to February 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Novotel Xin Qiao Beijing Hotel. Mr. Bao currently serves on the boards of Home Inns Beijing and Home Inns Hong Kong as well as the boards of several companies, including Poly Victory Investments Ltd., BTG-International Hotel Group Co., Ltd. and Henan Xing Ya Jian Guo Hotel, all of which are China-based hotel companies.
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

Arthur M. Wang has served as our independent director and member of the audit committee of the board of directors since September 2009. Mr. Wang is the chief executive officer and a director of Gigamedia Limited (NASDAQ: GIGM). He is also a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the compensation committee. Previously, Mr. Wang was a managing partner of 698 Capital Limited, an Asian investment firm, as well as an executive director of KGI Asia Limited (“KGI”). At KGI, Mr. Wang served as head of corporate finance. He has also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his Juris Doctorate degree from Yale Law School. He previously practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.
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
B. Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB 5.7 million (US$0.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
Share Incentives
2003 Plan. In 2003, we adopted our Employee’s Stock Option Plan, or the 2003 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors authorized the issuance of up to 4,784,226 ordinary shares upon exercise of awards granted under our 2003 Plan. We no longer grant options or other awards under the 2003 Plan as we now grant options and other awards under our 2006 Share Incentive Plan, or the 2006 Plan.
Plan Administration. Our board of directors, or a committee designated by our board or directors, administers the 2003 Plan. The committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each option grant.

Stock Option and Stock Purchase Right Agreements. Options and stock purchase rights granted under our 2003 Plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.
Eligibility. Employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, are eligible for awards under the 2003 Plan.
Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the 2003 Plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
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
Termination of the 2003 Plan. Unless terminated earlier, the 2003 Plan will terminate automatically in 2013. Our board of directors has the authority to amend or terminate the 2003 Plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the 2003 Plan administrator or (ii) affect the 2003 Plan administrator’s ability to exercise the powers granted to it under our 2003 Plan.
2006 Plan. In 2006, our board of directors and shareholders approved a new share incentive plan, the 2006 Plan. As of December 31, 2009, 9,633,500 shares were permitted to be issued upon exercise of awards granted under our 2006 Plan.
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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group as of December 31, 2009, without giving effect to options that were exercised or terminated.

	Options	Exercise Price		Date of	Date of
Name	Awarded	(US$/Share)		Grant	Expiration
Yunxin Mei	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.50		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
	20,000	7.33		7/14/2009	7/13/2014
Neil Nanpeng Shen	100,000	0.3309		1/1/2005	12/31/2009
	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.50		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
	20,000	7.33		7/14/2009	7/13/2014
David Jian Sun	271,000	0.3309		1/1/2005	12/31/2009
	109,000	2.25		12/1/2005	11/30/2010
	70,000	2.72		3/17/2006	3/16/2011
	142,500	5.50		10/2/2006	10/1/2011
	30,000	17.395		4/20/2007	4/19/2012
	170,000	3.63	*	10/27/2008	10/26/2013
	100,000	7.33		7/14/2009	7/13/2014
May Wu	300,000	1.53		3/1/2006	2/28/2011
	142,500	5.50		10/2/2006	10/1/2011
	26,000	17.395		4/20/2007	4/19/2012
	150,000	3.63	*	10/27/2008	10/26/2013
	60,000	7.33		7/14/2009	7/13/2014
Jason Zong	200,000	5.50		10/2/2006	10/1/2011
	12,500	17.395		4/20/2007	4/19/2012
	101,500	3.63	*	10/27/2008	10/26/2013
	60,000	7.33		7/14/2009	7/13/2014
Rixin Liang	158,858	0.232		3/1/2003	2/28/2008
	105,844	0.3309		3/1/2004	2/28/2009
	75,298	2.25		12/1/2005	11/30/2010
	10,000	16.64		12/26/2006	12/25/2011
	17,500	17.395		4/20/2007	4/19/2012
	130,500	3.63	*	10/27/2008	10/26/2013
	48,000	7.33		7/14/2009	7/13/2014
Min Bao	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
James Jianzhang Liang	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
Kenneth Gaw	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
Terry Yongmin Hu	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
Arthur Wang	60,000	13.29		10/30/2009	10/29/2014
Other individuals as a group	6,023,616		*

*	On October 27, 2008, we cancelled the unvested portion of the options held by each of our option grantees and granted them new options that would entitle each of them to acquire the same number of our ordinary shares underlying the cancelled options at a new strike price, with a new vesting schedule beginning from October 27, 2008. The information in the above table gives effect to the cancellation of the unvested portion of the old options and grant of the new options to each of the directors and officers named in the table.
Amendment to the 2006 Plan. In 2009, our board of directors and shareholders approved an amendment to our 2006 Plan to increase the award pool under the 2006 Plan by that number of shares equal to 6% of our total outstanding shares as of November 3, 2009.
C. Board Practices
Our board had seven members between January 1, 2009 and September 21, 2009. On September 22, 2009, we elected a new director, Mr. Arthur M. Wang, to our board. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
In 2009, our board held meetings or passed resolutions by unanimous written consent 15 times.
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
Audit Committee. Our audit committee consisted of Messrs. James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu until May 2009. In May 2009, we completed a private placement with Ctrip, after which Ctrip’s ownership in Home Inns increased to 18.25%. As a result, Mr. Jianzhang Liang no longer meets the independence requirements applicable to the audit committee, as he is the Chairman of the Board of Directors of Ctrip. Thus Mr. Liang resigned from the audit committee effective May 21, 2009. During the period of May 22 to September 21, 2009, our audit committee consisted of only Mr. Kenneth Gaw and Terry Yongmin Hu. Nasdaq Marketplace Rule 5605(c)(2)(A) requires an audit committee to have a minimum of three members. Pursuant to Nasdaq Marketplace Rule 5615(a)(3), we elected to follow the practices of Cayman Islands, our home country, in lieu of the Nasdaq Marketplace Rules regarding the audit committee composition requirement during this period. Both the Cayman Islands laws and our articles of association permit us to have only two independent directors serving on the audit committee.

On September 22, 2009, the board of directors appointed Mr. Arthur M. Wang as an additional independent director and member of the audit committee. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Nasdaq Marketplace Rule 5605(c)(2)(A) and all the members of our audit committee are audit committee financial experts as defined in the instructions to Item 16A of the Form 20-F. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent five times.
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
In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent twice.
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
D. Employees
Excluding employees of our franchised-and-managed hotels, we had 8,309, 12,686 and 15,810 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, our employees consisted of 14,414 hotel-based employees, 120 reservation agents at our centralized reservation center, and 1,276 corporate staff. Approximately 16.7% of our employees are associated with labor unions. We consider our relations with our employees to be good.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2010 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Neil Nanpeng Shen(3)	4,962,013	6.16%
James Jianzhang Liang(4)	2,841,294	3.53%
Rixin Liang(5)	390,667	*
David Jian Sun(6)	422,390	*
May Wu(7)	333,745	*
Yunxin Mei(8)	69,124	*
Min Bao(9)	27,500	*
Kenneth Gaw(10)	95,817	*
Terry Yongmin Hu(11)	10,000	*
Jason Zong(12)	87,874	*
Arthur Wang(13)	0	*
All Directors and Executive Officers as a Group(14)	9,240,424	11.38%
Principal Shareholders:
Poly Victory Investments Limited(15)	13,446,959	16.73%
Ctrip.com International, Ltd.(16)	14,400,765	17.91%
FMR LLC (17)	6,166,220	7.67%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 80,397,484, which was the number of ordinary shares outstanding as of March 31, 2010, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010.
(3)	Includes (i) 100,000 ordinary shares held by Mr. Shen; (ii) 3,955,389 ordinary shares held by Max Wealth Enterprise Limited (“Max Wealth”), a British Virgin Islands company solely owned and controlled Mr. Shen; (iii) 350,000 ADSs representing 700,000 ordinary shares held by Max Wealth and (iv) 206,624 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after March 31, 2010. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.
(4)	Includes 2,561,294 ordinary shares and 100,000 ADSs representing 200,000 ordinary shares held by Ms. Lau, Mr. Liang’s wife, and 80,000 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after March 31, 2010. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 2000335, People’s Republic of China.
(5)	Includes 330,543 ordinary shares held by Ms. Liang and 60,124 ordinary shares issuable upon exercise of options held by Ms. Liang that are exercisable within 60 days after March 31, 2010. The business address of Ms. Liang is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
(6)	Includes 328,806 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled by Mr. Sun, as well as 93,584 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after March 31, 2010. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(7)	Includes 88,371 ordinary shares held by Ms. Wu and 75,000 restricted shares that became vested on March 1, 2010, as well as 170,374 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after March 31, 2010. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
(8)	Includes 69,124 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after March 31, 2010. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.
(9)	Includes 27,500 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after March 31, 2010. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.
(10)	Includes 65,317 ordinary shares held by Fortune Hero Limited (“Fortune Hero”), a company half-owned by Mr. Gaw, and 30,500 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after March 31, 2010. Mr. Gaw disclaims half of the shares held by Fortune Hero. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.
(11)	Includes 10,000 ordinary shares issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after March 31, 2010. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.
(12)	Includes 87,874 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after March 31, 2010. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
(13)	None of the stock options held by Mr. Wang is exercisable within 60 days after March 31, 2010.
(14)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2010 held by all of our directors and senior executive officers as a group.
(15)	Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group, which is a state-owned enterprise in China. The registered office of Poly Victory Investment Limited is Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.
(16)	Based on the Schedule 13D/A filed with the SEC on May 21, 2009. The ordinary shares consist of 7,514, 503 ordinary shares through private placement and 3,443,131 ADSs representing 6,886,262 ordinary shares purchased by Ctrip and its wholly-owned subsidiary.
(17)	Based on the Schedule 13G filed with the SEC on February 16, 2010. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,166,220 shares of our Common Stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.
None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2010, we had 80,397,484 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 66.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Transactions with BTG
BTG is the parent company of Beijing Capital Travel, which was a noncontrolling equity interest holder of Home Inns Beijing. It is also the parent company of Poly Victory, which is one of our principal shareholders. In addition to the transactions with BTG involving shares of Home Inns Hong Kong and Hong Inns Beijing as described above under “—Private Placement,” we have entered into the following transactions with BTG during the past three years.
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
Rental Payments to Jian Guo Inns. Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2007, 2008 and 2009, we paid RMB 2.8 million, RMB 2.8 million and RMB 2.8 million (US$0.4 million), respectively, to Jian Guo Inns as rental payments.
Acquisition of BTG’s Remaining 4.41% Stake in Home Inns Beijing. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary. We paid a total consideration consisting of RMB 60 million and 441,669 of our ordinary shares to BTG for the acquisition.
Transactions with Ctrip
Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005, and another of Ctrip’s directors, Suyang Zhang, was our director from 2001 to 2006. Some of our customers book our hotel rooms through Ctrip and we pay sales commissions to Ctrip for such bookings. In 2007, 2008 and 2009, we paid RMB 8.9 million, RMB 14.8 million (US$2.2 million) and RMB 20.9 million (US$3.1 million), respectively, to Ctrip as sales commissions.

In May 2009, we sold Ctrip 7,514,503 ordinary shares through a private placement for US$50 million in cash. The purchase price per ordinary share was set at US$6.6538, calculated as the average of the closing prices for our ADSs on Nasdaq for each trading day within the 30 calendar days preceding the date of the definitive purchase agreement. As Ctrip and its wholly owned subsidiary had previously purchased 3,443,131 of our ADSs on the open market representing 6,886,262 ordinary shares, this transaction increased Ctrip’s ownership in us to 14,400,765 ordinary shares, representing 18.25% of our ordinary shares outstanding upon the completion of the private placement.
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives” for a description of share options we have granted to our directors, officers and other individuals as a group.
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
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2006 (from October 26, 2006)	39.02	21.50
2007	50.08	24.00
2008	36.00	7.00
2009	37.93	7.63

Quarterly Highs and Lows
First Quarter 2008	36.00	17.79
Second Quarter 2008	26.44	17.56
Third Quarter 2008	19.03	12.60
Fourth Quarter 2008	14.21	7.00
First Quarter 2009	11.11	7.50
Second Quarter 2009	18.34	9.75
Third Quarter 2009	30.75	13.22
Fourth Quarter 2009	33.47	25.51
First Quarter 2010	40.06	27.89

Monthly Highs and Lows
2009
November	37.30	26.58
December	37.93	34.33
2010
January	40.06	30.76
February	33.57	27.89
March	36.12	30.81
April (through April 20)	35.13	32.92

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006 under the symbol “HMIN.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
At a general annual meeting on November 3, 2009, our shareholders adopted amended and restated memorandum and articles of association, which are incorporated by reference as Exhibit 1.1 to this annual report. The following are summaries of our amended and restated memorandum and articles of association, as well as the Companies Law (2009 Revision), insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2009 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6.C. Board Practices — Board of Directors.”

Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.
A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.
Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Annual General Meeting. We may hold an annual general meeting but are not obligated to hold an annual general meeting.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

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
Cayman Islands Taxation
The Cayman Islands does not impose any withholding taxes on dividends paid to shareholders by a Cayman Islands corporation, nor does the Cayman Islands impose any other taxes on shareholders of a Cayman Islands corporation who are not themselves residents of the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.
People’s Republic of China Taxation
Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign holders of our ADSs or ordinary shares may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC ‘resident enterprise.’”
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

Passive Foreign Investment Company
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
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
Information Reporting and Backup Withholding
Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, you may be required to submit to the Internal Revenue Service certain information reporting with respect to your ADSs or ordinary shares, including, the name and address of the issuer, such information as is necessary to identify the class or issue of which such ADSs or ordinary shares is a part, and the maximum value of the asset during the taxable year. Penalties are imposed if you are required to submit such information to the Internal Revenue Service and fail to do so. In addition, dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Other than our convertible bonds, we did not have any outstanding loans as of December 31, 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our proceeds from our public offerings and our convertible bond offering. For every 1% that the U.S. dollar appreciates or depreciates against the RMB, the value of our U.S. dollar-denominated cash and cash equivalents in RMB terms would rise or fall in value by RMB 1.6 million. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. It is difficult to predict how long the current situation may last and when and how it may change again.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.8% and 5.9% in 2007 and 2008, respectively, and decreased 0.7% in 2009.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We were entitled to receive US$206,082.36 for the period between January 1, 2009 and October 31, 2009 from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility. In addition, we are entitled to receive US$332,247.00 for the period between November 2009 and October 2010 from the depositary as the reimbursement for the same purpose. For the year ended December 31, 2009, a total of US$213,121.39 has been paid to us.
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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm
See the consolidated financial statements of Home Inns & Hotels Management Inc., which are included at the end of this annual report.
Changes in Internal Control
There were no significant changes in internal control for the year ended December 31, 2009.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Terry Yongmin Hu, Kenneth Gaw and Arthur M. Wang, all of whom are members of our audit committee and independent directors (under the standards set forth in Nasdaq Marketplace Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act), are audit committee financial experts.
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics on October 2, 2006 that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-137800). On March 3, 2010, our board of directors amended the code of business conduct and ethics adopted in 2006 and appointed Tanya Xiaoxian Tang as our chief compliance officer. The amended code of business conduct and ethics is filed as an exhibit to this annual report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2008	2009
	(in thousands of RMB)
Audit fees(1)	7,315	7,150
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
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
Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. Nevertheless, we held an annual general meeting of shareholders on November 3, 2009.
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
Nasdaq Marketplace Rule 5605(c)(2)(A) requires an audit committee to have a minimum of three members. Pursuant to Nasdaq Marketplace Rule 5615(a)(3), we followed home country practice with respect to the audit committee composition requirement. Maples and Calder has provided a letter to the Nasdaq Stock Market certifying that both the Cayman Islands laws and our articles of association permit us to have only two members serving on the audit committee. During the period of May 22, 2009 to September 21, 2009, our audit committee consisted of only two members.
Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.
In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website english.homeinns.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Home Inns & Hotels Management Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number		Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant, effective November 3, 2009 (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

2.1
Indenture, dated December 10, 2007, constituting RMB 1,110,000,000 USD Settled Zero Coupon Convertible Senior Bonds due December 10, 2012 (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.1		Employment Agreement between the Registrant and Jason Zong (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

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

4.4	*	Purchase Agreement by and between the Registrant and Ctrip.com International, Ltd., dated as of May 7, 2009

4.5	*	Registration Rights Agreement by and among the Registrant and Ctrip.com International, Ltd., dated as of May 7, 2009

4.6		Amended and Restated 2006 Share Incentive Plan, effective November 3, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

8.1	*	Subsidiaries of the Registrant

9.1
Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

11.1	*	Code of Business Conduct and Ethics of the Registrant, as amended on March 3, 2010.

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Maples and Calder

23.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.
By:	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer
Date: April 21, 2010

HOME INNS & HOTELS MANAGEMENT INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2 to the consolidated financial statements, in 2009 the Company changed the manner in which it presents noncontrolling interests in the consolidated financial statements.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 21, 2010

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note		2007	2008	2009	2009
						US$ thousands
						(Note 2(d))
Revenues:
Leased-and-operated hotels			963,050	1,771,762	2,453,105	359,382
Franchised-and-managed hotels			46,266	99,779	147,535	21,614

Total revenues			1,009,316	1,871,541	2,600,640	380,996
Less: Business tax and related surcharges			(60,302)	(111,870)	(158,975)	(23,290)
Net revenues			949,014	1,759,671	2,441,665	357,706
Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities			(299,792)	(643,694)	(797,944)	(116,899)
Personnel costs			(155,611)	(337,837)	(461,949)	(67,676)
Depreciation and amortization			(85,600)	(190,698)	(281,543)	(41,246)
Consumables, food and beverage			(84,053)	(143,555)	(172,467)	(25,267)
Others			(98,644)	(182,284)	(275,186)	(40,315)

Total leased-and-operated hotel costs			(723,700)	(1,498,068)	(1,989,089)	(291,403)
Sales and marketing expenses			(19,632)	(27,161)	(30,462)	(4,463)
General and administrative expenses			(99,026)	(152,648)	(180,480)	(26,440)

Total operating costs and expenses			(842,358)	(1,677,877)	(2,200,031)	(322,306)

Income from operations			106,656	81,794	241,634	35,400

Interest income			31,717	32,023	6,686	980
Interest expense			(7,168)	(28,136)	(10,983)	(1,609)
Gain on buy-back of convertible bond	10		—	103,291	69,327	10,156
Other non-operating income	2	(ab)	8,434	10,971	16,248	2,380
Foreign exchange loss, net	2	(c)	(53,221)	(65,524)	(286)	(42)

Income before income tax expense and noncontrolling interests*			86,418	134,419	322,626	47,265
Income tax expense	5		(45,035)	(28,107)	(62,166)	(9,107)

Net income			41,383	106,312	260,460	38,158

Less: Net income attributable to noncontrolling interests*			(5,627)	(5,087)	(4,457)	(653)
Net income attributable to Home Inns’ shareholders			35,756	101,225	256,003	37,505

Earnings per share	13
— Basic			0.52	1.43	3.37	0.49

— Diluted			0.47	0.04	2.34	0.33

Weighted average ordinary shares outstanding
— Basic			68,323,370	70,863,336	75,922,589	75,922,589

— Diluted			76,883,995	78,037,433	80,895,112	80,895,112

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs			11	11	—	—
General and administrative expenses			15,060	24,833	32,009	4,689

*	It reflects implementation of ASC 810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note		2008	2009	2009
					US$ thousands
					(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents			608,445	829,592	121,536
Short-term investment	3		100,000	—	—
Accounts receivable	2	(g)	23,263	32,069	4,698
Receivables from related parties	14		1,617	3,136	459
Consumables			26,885	15,319	2,244
Prepayments and other current assets	4, 2	(g)	63,904	53,054	7,772
Deferred tax assets, current	5		41,824	38,918	5,702

Total current assets			865,938	972,088	142,411

Property and equipment, net	6		1,950,900	1,905,307	279,129
Goodwill	7		390,882	390,882	57,265
Intangible assets, net	8		44,977	43,184	6,326
Other assets			33,177	33,861	4,961
Deferred tax assets, non-current	5		77,580	109,626	16,060

Total assets			3,363,454	3,454,948	506,152

LIABILITIES
Current liabilities:
Accounts payable			22,438	21,654	3,172
Payables to related parties	14		6,668	3,815	559
Convertible bond, current	10		—	363,506	53,254
Salaries and welfare payable			69,635	103,667	15,187
Income tax payable			52,458	61,764	9,048
Other taxes payable			12,691	15,361	2,250
Deferred revenues			38,082	57,232	8,385
Accruals for customer reward program	2	(q)	8,587	13,331	1,953
Other unpaid and accruals	9		52,220	67,502	9,889
Other payables	9		376,739	217,798	31,907

Total current liabilities			639,518	925,630	135,604

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2008	2009	2009
				US$ thousands
				(Note 2(d))
Deferred rental		136,825	155,612	22,797
Deferred revenues, non-current		22,697	45,240	6,628
Deposits		13,741	20,735	3,038
Unfavorable lease liability	8	16,017	14,585	2,137
Convertible bond, non-current	10	895,696	—	—
Deferred tax liability, non-current	5	12,279	11,577	1,696

Total liabilities		1,736,773	1,173,379	171,900

Commitments and contingencies	15

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and 80,303,510 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	11	2,899	3,209	470
Additional paid-in capital		1,393,903	1,798,086	263,421
Statutory reserves		49,994	67,591	9,902
Retained earnings		160,812	399,218	58,486

Total Home Inns shareholders’ equity		1,607,608	2,268,104	332,279

Noncontrolling interests*		19,073	13,465	1,973

Total shareholders’ equity		1,626,681	2,281,569	334,252

Total liabilities and shareholders’ equity		3,363,454	3,454,948	506,152

*	It reflects implementation of ASC 810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	capital	reserves	earnings	interests	equity
Balance as of December 31, 2006	65,712,839	2,691	813,222	23,414	50,411	12,783	902,521

Issuance of ordinary shares to acquire additional shares of Home Inns Beijing	441,669	17	53,187	—	—	—	53,204
Issuance of ordinary shares in the acquisition of Top Star	655,831	25	105,997	—	—	—	106,022
Issuance of ordinary shares in a secondary offering (Note 11)	2,956,310	114	370,265	—	—	—	370,379
Exercise of stock purchase right (Note 13)	255,000	10	2,316	—	—	—	2,326
Exercise of stock option (Note 12)	465,736	17	2,884	—	—	—	2,901
Recognition of share-based compensation costs	—	—	15,071	—	—	—	15,071
Dividends distributed to noncontrolling interests	—	—	—	—	—	(2,541)	(2,541)
Net income	—	—	—	—	35,756	5,627	41,383
Appropriations to statutory reserves	—	—	—	17,919	(17,919)	—	—
Acquisition of noncontrolling interests of Home Inns Beijing	—	—	—	—	—	(5,085)	(5,085)
Establishment of a variable interest entity	—	—	—	—	—	303	303

Balance as of December 31, 2007	70,487,385	2,874	1,362,942	41,333	68,248	11,087	1,486,484

Exercise of stock purchase right (Note 12)	215,286	8	1,982	—	—	—	1,990
Exercise of stock option (Note 12)	510,124	17	4,135	—	—	—	4,152
Recognition of share-base compensation costs	—	—	24,844	—	—	—	24,844
Dividends distributed to noncontrolling interests	—	—	—	—	—	(2,850)	(2,850)
Net income	—	—	—	—	101,225	5,087	106,312
Appropriations to statutory reserves	—	—	—	8,661	(8,661)	—	—
Acquisition of a subsidiary	—	—	—	—	—	5,400	5,400
Establishment of a variable interest entity	—	—	—	—	—	349	349

Balance as of December 31, 2008	71,212,795	2,899	1,393,903	49,994	160,812	19,073	1,626,681

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	capital	reserves	interests	interests	equity
Balance as of December 31, 2008	71,212,795	2,899	1,393,903	49,994	160,812	19,073	1,626,681

Issuance of ordinary shares to Ctrip.com
International, Ltd. (Note 11)	7,514,503	256	340,822	—	—	—	341,078
Exercise of stock purchase right (Note 12)	188,824	6	1,642	—	—	—	1,648
Exercise of stock option (Note 12)	1,387,388	48	29,710	—	—	—	29,758
Recognition of share-based compensation costs	—	—	32,009	—	—	—	32,009
Dividends distributed to noncontrolling interests	—	—	—	—	—	(5,889)	(5,889)
Net income	—	—	—	—	256,003	4,457	260,460
Appropriations to statutory reserves	—	—	—	17,597	(17,597)	—	—
Acquisition of noncontrolling interests of a subsidiary	—	—	—	—	—	(4,176)	(4,176)

Balance as of December 31, 2009	80,303,510	3,209	1,798,086	67,591	399,218	13,465	2,281,569

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2007	2008	2009	2009
				US$ thousands
				(Note 2(d))
Cash flows from operating activities:
Net income	41,383	106,312	260,460	38,158
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,071	24,844	32,009	4,689
Depreciation and amortization	87,618	199,989	286,574	41,983
Foreign exchange loss, net	53,221	65,524	286	42
Loss/(gain) from disposal of property and equipment	4,030	2,315	(2,946)	(432)
Impairment loss of property and equipment	—	—	5,477	802
Gain on buy-back of convertible bond	—	(103,290)	(69,327)	(10,156)
Deferred income tax	(23,632)	(55,572)	(29,843)	(4,372)
Change in assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(6,126)	(6,163)	(8,935)	(1,309)
Increase in receivables from related parties	(1,174)	(245)	(3,136)	(459)
(Increase)/decrease in consumables	(2,878)	(7,391)	11,566	1,695
(Increase)/decrease in prepayments and other current assets	(22,098)	1,116	8,497	1,245
(Increase)/decrease in other assets	(10,121)	19,017	(684)	(100)
(Decrease)/increase in accounts payable	(9,051)	7,260	(1,043)	(153)
(Decrease)/increase in payables to related parties	(739)	17	(1,206)	(177)
Increase in salaries and welfare payable	21,309	21,236	33,994	4,980
Increase in income tax payable	22,421	9,375	9,306	1,363
Increase in other taxes payable	4,353	3,718	2,643	387
Increase in accruals for customer reward program	2,696	3,148	4,744	695
(Decrease)/increase in other payables and accruals	(6,987)	(18,993)	39,764	5,826
Increase in deferred revenues, current and non-current	18,752	22,941	41,693	6,108
Increase in deferred rental	26,275	42,599	18,787	2,752
Increase in deposits	—	13,741	6,994	1,025
Increase in interest accruals for convertible bond	308	5,388	2,989	438

Net cash provided by operating activities	214,631	356,886	648,663	95,030

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2007	2008	2009	2009
				US$ thousands
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	859	1,657	15,171	2,223
Purchase of property and equipment	(462,295)	(828,484)	(426,591)	(62,496)
Purchase of intangible assets	(5,236)	(3,905)	(4,322)	(633)
Cash (paid) and collected for short term investment (Note 3)	—	(100,000)	102,206	14,973
Net cash used for the acquisition of subsidiaries	(146,747)	(33,583)	(9,965)	(1,460)

Net cash used in investing activities	(613,419)	(964,315)	(323,501)	(47,393)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	366,866	—	341,078	49,968
Proceeds from share option exercise	1,917	4,872	26,975	3,952
Net proceeds from issuance of convertible bond	1,082,268	—	—	—
Buy-back of convertible bond	—	(113,370)	(462,029)	(67,688)
Payment for bond offering related transaction costs	—	(4,885)	—	—
Repayment of acquired subsidiaries’ debts to former shareholders	(84,000)	(52,467)	(5,481)	(803)
Restricted cash (paid) and collected for short-term borrowings	(173,849)	173,849	—	—
Proceeds from short-term borrowings	768,000	340,000	10,000	1,465
Repayment of short-term borrowings	(643,000)	(609,000)	(10,000)	(1,465)
Repayment of long-term loan	(60,000)	(18,036)	—	—
Dividend paid by variable interest entities / subsidiaries to noncontrolling interests shareholders	(1,877)	(3,515)	(4,272)	(626)
Other financing activities	281	1,350	—	—

Net cash provided/(used) by financing activities	1,256,606	(281,202)	(103,729)	(15,197)

Effect of foreign exchange rate changes on cash and cash equivalents	(53,221)	(65,524)	(286)	(42)

Net increase/(decrease) in cash and cash equivalents	804,597	(954,155)	221,147	32,398
Cash and cash equivalents, beginning of year	758,003	1,562,600	608,445	89,138

Cash and cash equivalents, end of year	1,562,600	608,445	829,592	121,536

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(45,977)	(73,897)	(82,703)	(12,115)
Cash paid during the year for interest	(7,168)	(7,733)	(43)	(6)

Supplemental schedule of non-cash investing and financing activities:
Accruals related to the construction costs of property and equipment	113,677	163,967	—	—
Issuance of ordinary shares related to acquisition of 4.412% in Home Inns Beijing	53,204	—	—	—
Issuance of ordinary shares related to acquisition of Top Star	106,022	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Home Inns & Hotels Management Inc. (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.
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
Franchised-and-managed hotels
The Group enters into certain franchise arrangements with hotel owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years or 8 years and is renewable only upon mutual agreement between the Group and the franchisee.

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
b. Basis of consolidation and accounting for investments
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and certain VIEs have been eliminated upon consolidation.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
The Company follows the guidance relating to the consolidation of VIEs, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since their respective date of establishment/acquisition:

Name of VIE	The Company’s ownership interest

Home Inns & Hotels Management (Xiamen) Co., Ltd. (“Home Inns Xiamen”)	51%
Home Inns & Hotels Management (Fuzhou) Co., Ltd. (“Home Inns Fuzhou”)	51%
Home Inns & Hotels Management (Caoxi) Co., Ltd. (“Home Inns Caoxi”)	51%
Home Inns & Hotels Management (Caobao) Co., Ltd. (“Home Inns Caobao”)	75%
Home Inns & Hotels Management (Dongguan) Co., Ltd. (“Home Inns Dongguan”)	65%
Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd. (“Home Inns Fuzhou Kuaijie”)	70%
The total registered capital of the six VIEs was RMB 6,010 as of December 31, 2009. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation.
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
d. Convenience translation
Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2009 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8259, on December 31, 2009, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.
e. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2008 included US$22,372 thousand and HK$0.4 thousand. Cash and cash equivalents balance as of December 31, 2009 included US$23,313 thousand and HK$0.4 thousand.
f. Short-term investment
Short-term marketable securities are carried at cost, which approximates fair value. Short-term investments balance of RMB100 million at December 31, 2008 represented cash invested in close-end fund with original maturities greater than three months and remaining maturities less than one year. Such short-term investment was fully redeemed in 2009 and there was no short-term investment balance as at December 31, 2009.
g. Allowance for doubtful accounts
Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any.
h. Consumables
The Group purchases consumables for the operation of leased-and-operated hotels. Consumables include fabrics, such as towels and beddings, which need to be renewed periodically. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
i. Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and amortization and impairment losses, if any. The cost of property and equipment comprises its purchase price and any directly attributable costs, including interest cost during the period the asset is brought to its working condition and location for its intended use.
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
j. Fair value measurement
The Company adopted Accounting Standard Codification (“ASC”) 820 “Fair value measurements and disclosures” on January 1, 2008. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.
The Company measures the fair value of financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.
Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are nor active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
k. Business combinations and non controlling interests
U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the group adopted ASC805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, the most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as will as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements-an amendment of ARB No, 51.”), the Company also renamed the minority interests to non controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.
l. Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets and is allocated to respective reporting units. US GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2007, 2008 and 2009. At December 31, 2009, all of the Company’s goodwill was allocated to the hotel operations reporting unit.
m. Intangible assets, net
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

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
n. Impairment of long-lived assets and definite-lived intangible assets
Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. The impairment loss recognized for the year ended December 31, 2007, 2008 and 2009 was nil, nil and RMB 5,477, respectively.
o. Fair value of financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, short-term investments, receivables, payables, accruals, and convertible bonds. As of December 31, 2008 and 2009, due to their short-term nature, the carrying values of these financial instruments approximated their fair values because of their generally short maturities, except for the convertible bonds (Note 10).
p. Employee benefits
The employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 37,576, RMB 77,916 and RMB 90,525 for the years ended December 31, 2007, 2008 and 2009, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the balance sheets were RMB 4,203 and RMB 3,414 for the years ended December 31, 2008 and 2009, respectively.
q. Accruals for customer reward program
The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2008 and 2009, the accruals for customer reward program amounted to RMB 8,587 and RMB 13,331, respectively, based on the estimated liabilities under the customer reward program.
r. Deferred Revenue
Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees received prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs. Non-current portion of deferred revenue represents cash received from sales of customer reward program, which should be recognized after one year from the balance sheet date.
s. Revenue recognition
Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods are delivered and services are provided.
Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximates 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Prior to 2006, given the limited history in operating the Group’s customer reward program (Note 2(q)), all one-time membership fees were recognized as deferred revenue when received. In 2006, management made an analysis of the historic activity pattern of membership cards and noted that membership cards with no activity for more than a year are most likely to expire in the future. Therefore, the Group recognizes revenue from one-time membership fees when membership records show no activity within a year. For the years ended December 31, 2007, 2008 and 2009, the Company recognized revenue of RMB 3,381, RMB 10,958 and RMB 14,434 from one-time membership fees, respectively.
The Group will continue to monitor membership activity patterns and will utilize such information to estimate the average life of members. When the Company has sufficient historical experience, the Company expects it will recognize one-term membership fees over the average life of members
t. Business tax and related surcharge
The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of 5.5% and is recorded as a reduction of revenues.
u. Leased-and-operated hotel costs
Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, amortization of consumables costs, food and beverage.
v. Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 10,434, RMB 11,972 and RMB 12,614 for the years ended December 31, 2007, 2008 and 2009, respectively.
w. Share-based compensation
Effective January 1, 2006, the Group has adopted ASC 718 “Stock Compensation”. Under the fair value recognition provisions, the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continued to account for non-vested awards outstanding under the old method. Only awards granted (or modified, repurchased, or cancelled) after the adoption of ASC 718 was accounted for under the provisions of ASC 718.
In conjunction with the adoption of ASC 718, the Group is required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. Compensation expense is recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally 4 years.
x. Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.
y. Borrowing costs
Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. For the years ended December 31, 2007, 2008 and 2009, total interest capitalized was RMB 1,558, RMB 1,127 and nil, respectively.

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
aa. Taxation
The provision for income taxes is based on the income and expense amounts recorded in our consolidated statements of operations. Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are recognized and measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such asset will not be realized.
ab. Other non-operating income
Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2007, 2008 and 2009, the Group received financial subsidies of RMB 6,854, RMB 9,786 and RMB 6,379, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.
ac. Statutory reserves
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
Appropriations to the Statutory Surplus Reserve Fund and Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations to these statutory reserves of RMB 17,919, RMB 8,661 and RMB 17,597, respectively.
ad. Dividends
Dividends are recognized when declared. The Company has not declared or paid any dividends to its shareholders except for the noncontrolling interests.
The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2ac). Restricted net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 1,974,409 as of December 31, 2009. In addition to the typical statutory reserves of the Company’s PRC subsidiaries and VIE subsidiaries, the restricted net assets also includes RMB 1,906,817 paid in capital, contributed by Home Inns HK and paid by the Company on behalf of Home Inns HK through the proceeds from public offerings and issuance of convertible bond, resulting in a significant level of restricted net assets.
..

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
ae. Earnings per share
In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion convertible bond (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).
af. Segment reporting
The Company follows “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting. The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.
ag. Recent accounting pronouncements
On April 9, 2009, the FASB issued ASC320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC320 has no material effect on the Group’s consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC820-10-65-4 (formerly referred to as FSP No.157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC820-10-65-4 has no material effect on the Company’s financial statements.
In April 2009, the FASB issued ASC805-20-35 (formerly referred to as FSP No.FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). ASC805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC805-20-351 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We do not expect ASC805-20-35 to have any impact on the Group’s consolidated results of operations and financial condition.
In May 2009, the FASB issued new guidance for accounting for subsequent events, which established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance establishes that entities must evaluate subsequent events through the date the financial statements are issued, the circumstances under which a subsequent event should be recognized, and the circumstances for which a subsequent event should be disclosed. This guidance becomes effective for the Company beginning with the annual period ended January 1, 2010. In February 2010, the FASB amended the requirements to eliminate the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, clarify the period through which conduit bond obligors must evaluate subsequent events, and refine the scope of the disclosure requirements for reissued financial statements. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
In June 2009, FASB issued ASC 105 (formerly referred to as SAFS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for our reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, our references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, the adoption of this guidance did not have an impact on the Group’s consolidated results of operations and financial condition.
In June 2009, the FASB issued ASC860 (formerly referred to as SAFS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140, ”). ASC860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We do not expect ASC860 to have any impact on the Group’s consolidated results of operations and financial condition.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SAFS No. 167 “Amendments to FASB Interpretation No.46(R),”) which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of ASC 810 on its financial statements and does not expect a significant impact.
ah. Certain risks and concentration
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term investments and accounts receivable. As of December 31, 2008 and 2009, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2007, 2008 and 2009. No individual customer accounted for more than 10% of accounts receivable at December 31, 2008 and 2009.
3. SHORT TERM INVESTMENT
Short term investment as at December 31, 2008 represented RMB 100 million in China Merchants Bank close-ended fund purchased by the Company in July 2008. The fund’s permissible investments, are mainly the discounted bank guaranteed bills and related rights and obligations. The term of this fund was from July 25, 2008 to January 15, 2009. The Company fully redeemed this investment on January 15, 2009.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
4. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2008 and 2009 are as follows:

	2008	2009
Prepayment for utility and telecom expenses	11,122	15,939
Prepayment for rental expenses	16,683	9,894
Employee advances	2,496	4,442
Prepayment for advertisement, consultation and insurance	4,081	3,360
Deposits for utility expenses	2,782	2,816
Convertible bonds issuance cost	11,699	—
Other current assets	15,041	16,603

Total	63,904	53,054

5. INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Home Inns Hong Kong subsidiaries were subject to Hong Kong profit tax at a rate of 16.5% on their assessable profits. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.
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
Additionally, according to the new CIT law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividends arising from foreign investment enterprises (“FIEs”) profit earned after January 1, 2008. Where FIEs declare dividend beyond out of the cumulative retained earnings as of December 31, 2007, such dividends earned by foreign investors shall be exempt from WHT. For certain jurisdictions that have signed tax treaties with the PRC, the WHT rate is 5%. Hong Kong also has an arrangement with the PRC that limits the WHT to 5%.
Composition of income tax expense
The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2007	2008	2009
Current income tax expense	68,667	83,679	92,009
Deferred income tax benefit	(23,632)	(55,572)	(29,843)

Income tax expense	45,035	28,107	62,166

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2007	2008	2009
Statutory CIT rate	33%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(27%)	(5%)	(3%)
Impacts from changed CIT rate from 33% to 25%	18%	—	—
Permanent difference (non-deductible expenses)	28%	21%	4%
Permanent difference (gain on buy-back of convertible bond)	—	(19%)	(5%)
CIT refund	—	(1%)	(2%)

Effective CIT rate	52%	21%	19%

Deferred tax assets and liabilities comprised:

	2008	2009
Deferred tax assets, current:
Tax loss carry forwards	16,521	4,918
Deductible temporary differences related to:
-rental expenses	671	688
-pre-operating expenses	16,264	13,587
-deferred revenue, current	7,366	11,427
-accruals for customer reward program	2,147	3,333
-others	1,002	6,295
Valuation allowance	(2,147)	(1,330)

	41,824	38,918

Deferred tax assets, non-current:
Tax loss carry forwards	31,456	51,189
Deductible temporary differences related to:
-rental expenses	46,235	53,428
-pre-operating expenses	30,217	28,280
-deferred revenue, non current	5,615	11,292
-unfavorable lease	2,643	2,407
-depreciation of property and equipment	1,464	—
-Impairment loss of property and equipment	—	1,369
-others	257	—
Valuation allowance	(40,307)	(38,339)

	77,580	109,626

Total deferred tax assets	119,404	148,544

Deferred tax liabilities, non-current:
Taxable temporary differences related to unfavorable lease and other temporary differences	12,279	11,577

Total deferred tax liabilities	12,279	11,577

The Group had tax loss carryforward of RMB 224,427 as of December 31, 2009. The Group’s remaining tax loss carryforward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2015.
A valuation allowance of RMB 42,454 and RMB 39,669 was provided for the net deferred tax assets of the Group as at December 31, 2008 and 2009, respectively.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
6. PROPERTY AND EQUIPMENT
The components of property and equipment are as follows:

	2008	2009
Buildings	23,764	23,764
Leasehold improvements	1,589,190	1,962,337
Machinery and equipment	135,248	166,319
Furniture, fixtures and office equipment	341,912	401,725
Construction in progress	233,889	6,136

	2,324,003	2,560,281
Less: Accumulated depreciation	(373,103)	(649,497)
Impairment	—	(5,477)

Property and equipment, net	1,950,900	1,905,307

Depreciation expenses incurred for the years ended December 31, 2007, 2008 and 2009 were RMB 85,405, RMB 195,632 and RMB 281,890 respectively.
Included in leasehold improvements and construction in progress was accumulated capitalized interest of RMB 3,916 and RMB 3,916 as of December 31, 2008 and 2009, respectively.
7. GOODWILL
Components of goodwill as of December 31, 2008 and 2009 are as follows:

	2008	2009
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain	191,368	191,368
Other acquisitions	62,442	62,442

Total goodwill	390,882	390,882

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
8. INTANGIBLE ASSETS AND UNFAVORABLE LEASE
Intangible assets and unfavorable lease as of December 31 are as follows:

	2008	2009
Intangible assets, original cost—
Favorable lease agreements	41,689	41,689
Franchise agreements	804	804
Customer relationship	83	83
Purchased software	11,890	16,193

	54,466	58,769

Less: Accumulated amortization —
Favorable lease agreements	(4,958)	(8,197)
Franchise agreements	(788)	(804)
Customer relationship	(8)	(13)
Purchased software	(3,735)	(6,571)

	(9,489)	(15,585)

Intangible assets, net	44,977	43,184

Unfavorable lease liability —

	2008	2009
Unfavorable lease agreements, original cost	17,773	17,773
Less: Accumulated amortization	(1,756)	(3,188)

Unfavorable lease liability, net	16,017	14,585

Franchise agreements, favorable and unfavorable leases agreements were acquired primarily from the acquisition of Top Star and the purchase of minority interests in Home Inns Beijing. The value of the favorable lease agreements was determined based on the estimated present value of the amount the company has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired leases that exceed market prices and is recognised as a liability. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.
Amortization expense of intangible assets for the years ended December 31, 2007, 2008 and 2009 amounted to RMB 2,566, RMB 5,781 and RMB 6,116, respectively.
The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for	Amortization for
	Intangible Assets	Unfavourable Lease	Net Amortization
2010	6,223	(1,374)	4,849
2011	5,973	(1,396)	4,577
2012	5,287	(1,396)	3,891
2013	4,093	(1,396)	2,697
2014	3,656	(1,394)	2,262

	25,232	(6,956)	18,276

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
9. OTHER PAYABLES AND ACCRUALS

	2008	2009
Accrued expenses for utilities, rental expenses, professional fee and etc.	44,128	63,115
Accrued commission	2,250	3,317
Others	5,842	1,070

Other unpaid and accruals-subtotal	52,220	67,502

Payables on construction cost of leasehold improvement	350,292	169,486
Payables on repair and maintenance cost	1,361	15,376
Payables related to acquisitions	10,790	674
Payables to employees for exercised options	1,379	9,725
Deposit from franchised-and-managed hotels, current	1,700	11,110
Others	11,217	11,427

Other payables-subtotal	376,739	217,798

Total	428,959	285,300

10.	CONVERTIBLE BOND
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
Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed on December 10, 2012 at an amount equal to the USD equivalent of their RMB principal amount multiplied by 102.53%. At any time after December 10, 2010 and prior to December 10, 2012, the Company may redeem all but not a portion of the Bonds at a redemption price equal to the USD equivalent of their redemption amount (represents for the bondholder a gross yield to maturity of 0.5% per annum calculated on a semi-annual basis) on the redemption date if the closing price of the ADSs for each of 20 out of 30 consecutive trading days prior to the date upon which notice of such redemption is given, was at least 125% of the conversion price then in effect translated into RMB at the fixed exchange rate of US$1.00 to RMB 7.40. The Company may redeem all and not some only of the Bonds at a redemption price equal to the USD equivalent of their early redemption amount on the redemption amount if at any time at least 90% in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.
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

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The Bonds were recorded as a long-term liability. Its embedded redemption and conversion features are not required to be bifurcated.
As of December 31, 2009, the fair value of the Bonds is approximately RMB 355.8 million or approximately 98.88% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately RMB 531 million or 48% of the Bonds at approximately 86.97% of face value in 2009, which resulted in a gain of RMB 69.3 million in 2009. The shares issuable upon conversion of the Bonds have been included in the computation of diluted earning per share.
The issuance costs related to the convertible bond offering was amortized within two years from December 2007. Amortization expense for the years ended December 31, 2008 and 2009 amounted to RMB 15,436 and RMB 7,878 and was included within interest expenses.
11. SHARE CAPITAL
As of December 31, 2008 and 2009, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.
In July 2006, the Company issued 2,834,037 ordinary shares in a private placement to certain individuals including certain executives and directors of the Company, for RMB 62,918 or US$2.77 per share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors in July 2006. The issuance price per ordinary share of US$2.77 was lower than the fair value of the Company’s ordinary shares as of the date of the agreement and the difference of RMB 9,564 was recognized as share-based compensation expenses.
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
In May 2007, the Company completed a secondary offering, during which it issued 1,478,155 ADSs or 2,956,310 shares, which were priced at US$34.27 per ADS, or US$17.135 per share. Total proceeds, net of issuance costs paid and payable from the offering, amounted to RMB 370,379.
On May 21, 2009, the Company issued US$50 million in equity, or 7,514,503 ordinary shares, to Ctrip.com International, Ltd. through a private placement. The purchase price per ordinary share is set at US$6.6538 or US$13.3076 per ADS. Total proceeds, net of issuance costs from the issuance, amounted to RMB 341,078.

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
In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2009, there was approximately RMB 130 in deferred compensation costs related to restricted stocks. Share-based compensation expenses associated with restricted stocks were RMB 1,038, RMB 903 and RMB 771 during the years ended December 31, 2007, 2008 and 2009, respectively. The weighted average remaining contractual life was 1.16 years for restricted stock grants outstanding at December 31, 2009.
Changes in the restricted stock grants in 2009 were as follows:

		Weighted
	Number of	Average
	Restricted	Grant-Date
	Stocks	Fair Value (US$)
Outstanding at the beginning of the year	263,824	US$	2.1305
Granted	—		—
Vested	(188,824)	US$	1.8963
Forfeited	—		—

Outstanding and unvested at the end of the year	75,000	US$	2.7200

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. As of December 31, 2009, the number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 9,633,500 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.
In March 2008, the Company granted 1,093,200 share options to its employees and directors under 2006 Share Incentive Plan, which had a grant date fair value of US$3.1826 per option.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The Company entered into an option cancellation and replacement (“modification”) agreement for all unvested options under the 2006 Share Incentive Plan as of October 27, 2008 and adjusted the exercise price to the then current market price of US$3.63. The Company modified 2,443,000 share options with an incremental value of US$1.2415, US$1.2601, US$1.2588 and US$0.9830 per option for 26/12/2006 program, 20/04/2007 program, 21/12/2007 program and 27/03/2008 program, respectively. The modification had an immaterial impact on 2008 stock compensation expense and will increase stock compensation expenses by US$4,628 thousand from 2009 to 2012.
On October 27, 2008, the Company granted 280,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$1.3942 per option.
On July 14, 2009 and October 30, 2009, the Company granted 1,416,000 and 220,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$3.2313 and US$6.4533 per option, respectively.
The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the year ended December 31, 2007, 2008 and 2009:

				Weighted-
		Weighted		average	Aggregate
		Average		remaining	Intrinsic
		Exercise Price		contractual life	Value (US$
	Options	(US$)		(years)	millions)

Outstanding as of January 1, 2007	3,198,886	US$	3.1092	3.7	US$	50.1
Granted	1,713,600	US$	17.4115
Exercised	(465,736)	US$	0.8340
Forfeited	(117,848)	US$	9.9779
Cancelled	(500)	US$	3.2000

Outstanding as of December 31, 2007	4,328,402	US$	8.8284	3.5	US$	38.9
Vested and exercisable as of December 31, 2007	1,545,083	US$	4.8080	2.9	US$	20.1

Outstanding as of December 31, 2007	4,328,402	US$	8.8284	3.5	US$	38.9
Granted	1,373,200	US$	8.4543
Exercised	(510,124)	US$	1.1731
Forfeited	(86,808)	US$	12.5086
Cancelled	(2,444,000)	US$	14.0088
Modified	2,443,000	US$	3.6300

Outstanding as of December 31, 2008	5,103,670	US$	4.4353	3.6	US$	(0.74)
Vested and exercisable as of December 31, 2008	1,512,594	US$	6.3937	2.2	US$	(3.18)

Outstanding as of December 31, 2008	5,103,670	US$	4.4353	3.6	US$	(0.74)
Granted	1,636,000	US$	8.1315
Exercised	(1,387,388)	US$	3.1468
Forfeited	(132,650)	US$	4.4636
Cancelled	(23,500)	US$	17.3629

Outstanding as of December 31, 2009	5,196,132	US$	5.8839	3.5	US$	61.27
Vested and exercisable as of December 31, 2009	1,273,212	US$	7.0255	2.4	US$	13.56
The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$17.81, US$4.29 and US$17.68 per share as of December 31, 2007, 2008 and 2009, respectively.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The following is information relating to options outstanding as of December 31, 2009:

			Outstanding		Exercisable
				Weighted-
	Weighted-			average		Weighted-
	average grant			remaining		average
	date fair value of		Number of	contractual	Number of	remaining
Exercise price	ordinary shares		shares	life (years)	shares	contractual
US$1.531	US$	1.3327	10,000	0.51	10,000	0.51
US$2.25	US$	1.9730	128,648	0.92	128,648	0.92
US$2.72	US$	2.720	296,084	1.21	168,584	1.21
US$3.20	US$	3.200	110,000	1.50	38,000	1.50
US$5.50	US$	5.500	364,126	1.75	211,874	1.75
US$16.64	US$	16.64	31,500	1.98	31,500	1.98
US$17.39	US$	17.39	282,300	2.30	282,300	2.30
US$3.63	US$	3.63	2,367,474	3.82	402,306	3.82
US$7.33	US$	7.33	1,386,000	4.53	—	—
US$13.29	US$	13.29	220,000	4.83	—	—

			5,196,132		1,273,212

In connection with the share options granted during the years ended December 31, 2007, 2008 and 2009, the Company recognized share-based compensation expense of RMB 14,033, RMB 23,941 and RMB 31,238, respectively. As of December 31, 2009, there was RMB 102,425 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 3.02 years.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2007	2008	2009
Risk-free interest rate (1)	3.2% to 3.58%	1.63% to 2.15%	1.76% to 1.81%
Expected life (years) (2)	3 to 4.5	2.2 to 4.5	3 to 4.5
Expected dividend yield (3)	—	—	—
Expected Volatility (4)	36.8%	40.12% to 63.14%	57.29% to 64.24%

(1)	The risk-free interest rates are based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of share options is based on historical exercise patterns, for options granted since 2009 which the Company has historical data of and believes are representative of future behavior.

(3)	The Company has no history or expectation of paying dividends on its ordinary share.

(4)	For the year ended December 31, 2009, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
13. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	2007	2008	2009
Numerator:
Net income available to ordinary shareholders	35,756	101,225	256,003

Dilutive effect of issuance and buy-back of convertible bond	308	(97,903)	(66,338)
Net income for diluted earnings	36,064	3,322	189,665

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	68,323,370	70,863,336	75,922,589
Dilutive effect of share options	2,909,845	1,688,387	1,952,622
Dilutive effect of issuance and buy-back of convertible bond	5,650,780	5,485,755	3,019,901

Denominator for diluted earnings per share	76,883,995	78,037,478	80,895,112

Basic earnings per share	0.52	1.43	3.37

Diluted earnings per share	0.47	0.04	2.34

The dilutive effect of convertible bond on numerator in 2009 included the impact from the gain on buy-back of convertible bond and interest expense accrued.
14. RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company
Poly Victory Investments Limited	Principal shareholder of the Company
BTG	Parent company of Poly Victory Investments Limited
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG
Shanghai Xin Zhi Trading Co., Ltd.	Noncontrolling interests of subsidiary
Xiamen Shuiwu Co., Ltd.	Noncontrolling interests of subsidiary
Fujian Yun Tong Co., Ltd.	Noncontrolling interests of subsidiary
Dongguan Kanglv Co., Ltd.	Noncontrolling interests of subsidiary
Sun Jian	Director of the Company
May Wu	Director of the Company
Liang Rixin	Senior management of the Company

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Related party transactions during the years ended December 31 is as follows:

	2007	2008	2009
Sales commissions paid to Ctrip.com International, Ltd.	8,937	14,767	20,942
Rental fees paid to Jian Guo Inns	2,800	2,800	2,800
As of December 31, significant balances with related parties are as follows:
Due from related parties:

	2008	2009
Shanghai Xin Zhi Trading Co., Ltd.(a)	1,617	2,058
Xiamen Shuiwu Co., Ltd. (a)	—	1,078

	1,617	3,136

(a)	The amount due from Shanghai Xin Zhi Trading Co., Ltd. and Xiamen Shuiwu Co., Ltd. represented the advance payment for dividends.
Due to related parties:

	2008	2009
Dongguan Kanglv Co., Ltd.	1,750	1,496
Ctrip.com International, Ltd.	1,533	1,360
May Wu (b)	1,569	784
Jian Guo Inns	55	118
Fujian Yun Tong Co., Ltd.	900	57
Sun Jian (b)	572	—
Liang Rixin (b)	289	—

	6,668	3,815

(b)	The amounts due to May Wu, Sun Jian and Liang Rixin represented the consideration paid by them in July 2006 for restricted shares with repurchase feature (Note 12).
The amounts due from and due to related parties as of December 31, 2008 and 2009 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
15. COMMITMENTS AND CONTINGENCIES
(a) Capital commitments
As of December 31, 2009, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounted to RMB 20,766.
(b) Commitments under operating leases
The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.
Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total
	RMB	RMB	RMB
2010	2,800	581,590	584,390
2011	2,800	595,011	597,811
2012	2,800	601,776	604,576
2013	2,800	604,955	607,755
2014	2,800	604,979	607,779
Thereafter	6,367	3,937,122	3,943,488

Total	20,367	6,925,433	6,945,799

Rental expenses amounted to RMB 223,311, RMB 491,724 and RMB 585,969 during the years ended December 31, 2007, 2008 and 2009, respectively.
(c) Contingencies
As of December 31, 2009 the Group had no significant outstanding contingencies.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
16. ADDITIONAL INFORMATION-CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
The separate condensed financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as ‘Investments in subsidiaries.” The Company was incorporated in May 2006 and immediately became the parent company of Home Inns & Hotels Management (Hong Kong) Limited and its operating subsidiaries. The condensed financial statements have been prepared as if the Company had been in existence since January 1, 2006. Subsidiaries income or loss is included as the Company’s “Share of income from subsidiaries” on the statement of operations. The subsidiaries did not pay any dividend to the Company for the periods presented.
The Company did not have any significant commitment or guarantee as of December 31, 2008 and 2009.

	2007	2008	2009	2009
				US$ thousands
Condensed statements of operations

Net revenues	—	—	—	—
Operating expenses	(2,503)	(3,642)	(3,262)	(478)

Loss from operations	(2,503)	(3,642)	(3,262)	(478)
Share of income from subsidiaries	78,028	50,364	200,664	29,398
Interest income	27,250	16,738	268	39
Interest expense	(310)	(20,824)	(10,866)	(1,592)
Foreign exchange loss	(66,709)	(44,702)	(128)	(19)
Gain on buy-back of convertible bond	—	103,291	69,327	10,156

Income before income tax expense	35,756	101,225	256,003	37,504

Income tax expense	—	—	—	—

Net income	35,756	101,225	256,003	37,504

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2008	2009	2009
			US$ thousands
			(Note 2(d))
Condensed balance sheets:

Assets
Current assets:
Cash and cash equivalents	149,519	154,311	22,607
Prepayments and other current assets	13,589	3,693	541

Total current assets	163,108	158,004	23,148
Investments in subsidiaries (a)	2,366,312	2,527,054	370,216

Total assets	2,529,420	2,685,058	393,364

Liabilities
Current liabilities
Payables to related parties	23,849	42,944	6,292
Other payables and accruals	2,267	10,504	1,539

Total current liabilities	26,116	53,448	7,831

Non-current liabilities
Convertible bond	895,696	363,506	53,254

Total liabilities	921,812	416,954	61,085

Shareholder’s equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and 80,303,510 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	2,899	3,209	470
Additional paid-in capital	1,393,903	1,798,086	263,421
Retained earnings	210,806	466,809	68,388

Total shareholder’s equity	1,607,608	2,268,104	332,279

Total liabilities and shareholder’s equity	2,529,420	2,685,058	393,364

(a)	Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2007	2008	2009	2009
				US$
				thousands
Condensed statements of Cash flows:

Cash flows from operating activities:
Net income	35,756	101,225	256,003	37,504
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	1,325	—	—	—
Share of income from subsidiaries	(78,028)	(50,364)	(200,664)	(29,398)
Interest expense	310	5,387	2,989	438
Foreign exchange loss	66,709	44,702	128	19
Gain on buy-back of convertible bonds	—	(103,290)	(69,327)	(10,156)
Increase in receivables from related parties	(700,581)	—	—	—
Increase/(decrease) in prepayments and other current assets	(7,117)	(6,207)	8,855	1,297
Decrease in other assets	—	27,135	—	—
(Decrease)/increase in payables to related parties	(18,175)	23,717	20,741	3,039
Increase/(decrease) in other payables and accruals	14,583	(16,636)	8,238	1,207

Net cash used/generated in operating activities	(685,218)	25,669	26,963	3,950

Cash flows from investing activities:
Investments in subsidiaries	—	(1,007,849)	—	—
Cash received from returns on investments	—	—	5,746	841
Borrowings to a subsidiary	(20,090)	—	—	—

Cash flows (used)/generated in investing activities:	(20,090)	(1,007,849)	5,746	841

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net with share issuance costs	366,866	—	341,078	49,968
Proceeds from share option exercise	1,917	4,872	26,975	3,952
Restricted cash paid and collected for short-term Borrowings of subsidiaries	(173,849)	173,849	—	—
Buy-back of convertible bonds	—	(113,370)	(395,842)	(57,991)
Payment for bond offering related transaction costs	—	(4,884)	—	—
Net proceeds from issuance of convertible bond	1,082,268	—	—	—

Net cash generated/(used) in financing activities	1,277,202	60,467	(27,789)	(4,071)

Effect of foreign exchange rate changes on cash and cash equivalents	(66,709)	(44,702)	(128)	(18)

Net increase/(decrease) in cash and cash equivalents	505,185	(966,415)	4,792	702

Cash and cash equivalents, beginning of year	610,749	1,115,934	149,519	21,905

Cash and cash equivalents, end of the year	1,115,934	149,519	154,311	22,607

Supplemental schedule of non-cash investing activities:

Increase of investments in subsidiaries transferred from receivables due from Home Inns HK	—	879,897	—	—
Decrease of investments in subsidiaries when Home Inns HK paid on behalf of the Company for buy-back of convertible bonds			66,187	9,697