Form 20-F
period 2010-12-31
Home Inns & Hotels Management Inc.
filed 2011-04-27
CIK 1376972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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

David Jian Sun, Chief Executive Officer
No. 124 Caobao Road
Xuhui District
Shanghai 200235
People’s Republic of China
Phone: +86 21 3401 9898
Fax: +86 21 6483 5661
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 81,716,084 ordinary shares, par value US$0.005 per share, as of December 31, 2010.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “our” and “Home Inns” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purpose of this report Taiwan, Hong Kong and Macau;
•	“Top Star” refers, collectively, to Hong Kong Ai Home Hotel Investment Limited, Shanghai Chuwen Investment Holding Co., Ltd. and their subsidiaries, which we acquired in 2007;
•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;
•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;
•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;
•	“outstanding ordinary shares” and “ordinary shares outstanding” refer to our outstanding ordinary shares, but excluding 3,917,922 ordinary shares that have been issued to The Bank of New York Mellon but are reserved in anticipation of the exercise of options and vesting of restricted shares under our Employee’s Stock Option Plan as well as the share incentive plan we adopted in 2006;
•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
•	“convertible bonds due 2012” refer to our US$ settled zero coupon convertible senior bonds due 2012 that were issued in December 2007;
•	“convertible notes due 2015” refer to our US$184 million aggregate principal amount of 2.00% convertible senior notes due 2015 that were issued in December 2010; and
•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.
PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data

Our Selected Consolidated Financial Data
The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP and reflect our current corporate structure as if it had been in existence throughout the relevant periods.
Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	567,895	963,050	1,771,762	2,453,105	2,910,458	440,978
Franchised-and-managed hotels	20,605	46,266	99,779	147,535	256,799	38,909

Total revenues	588,500	1,009,316	1,871,541	2,600,640	3,167,257	479,887
Less: Business tax and related surcharges	(33,977)	(60,302)	(111,870)	(158,975)	(191,232)	(28,975)

Net revenues	554,523	949,014	1,759,671	2,441,665	2,976,025	450,912

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(171,576)	(299,792)	(643,694)	(797,944)	(875,510)	(132,653)
Personnel costs	(87,981)	(155,611)	(337,837)	(461,949)	(506,406)	(76,728)
Depreciation and amortization	(44,619)	(85,600)	(190,698)	(281,543)	(308,888)	(46,801)
Consumables, food and beverage	(43,482)	(84,053)	(143,555)	(172,467)	(173,256)	(26,251)
Others	(56,019)	(98,644)	(182,284)	(275,186)	(310,705)	(47,077)

Total leased-and-operated hotel costs	(403,677)	(723,700)	(1,498,068)	(1,989,089)	(2,174,765)	(329,510)
Sales and marketing expenses	(11,488)	(19,632)	(27,161)	(30,462)	(33,257)	(5,039)
General and administrative expenses	(64,793)	(99,026)	(152,648)	(180,480)	(237,610)	(36,002)

Total operating costs and expenses	(479,958)	(842,358)	(1,677,877)	(2,200,031)	(2,445,632)	(370,551)

Income from operations	74,566	106,656	81,794	241,634	530,393	80,361

Interest income	6,578	31,717	32,023	6,686	9,454	1,432
Interest expense	(6,143)	(7,168)	(28,136)	(10,983)	(2,024)	(307)
Issuance costs for convertible notes	—	—	—	—	(42,559)	(6,448)
Loss on change in fair value of convertible notes	—	—	—	—	(9,040)	(1,370)
Gain on buy-back of convertible bond	—	—	103,291	69,327	2,480	376
Other non-operating income	5,309	8,434	10,971	16,248	22,223	3,367
Foreign exchange loss, net	(6,990)	(53,221)	(65,524)	(286)	(4,350)	(659)

Income before income tax expense and noncontrolling interests	73,319	86,418	134,419	322,626	506,577	76,752
Income tax expense	(21,391)	(45,035)	(28,107)	(62,166)	(139,969)	(21,207)
Net Income(2)	51,928	41,383	106,312	260,460	366,608	55,545

Less: Net income attributable to noncontrolling interests	(5,034)	(5,627)	(5,087)	(4,457)	(7,109)	(1,077)

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Net income attributable to our shareholders	46,894	35,756	101,225	256,003	359,499	54,468

Amount allocated to participating preferred shareholders	(16,174)	—	—	—	—	—

Net income available to ordinary shareholders	30,720	35,756	101,225	256,003	359,499	54,468

Earning per share:
Basic	0.86	0.52	1.43	3.37	4.45	0.67
Diluted	0.82	0.47	0.04	2.34	4.23	0.64
Earnings per ADS(3):
Basic	1.73	1.05	2.86	6.74	8.89	1.35
Diluted	1.64	0.93	0.09	4.69	8.45	1.28
Weighted average ordinary shares outstanding:
Basic	35,550,114	68,323,370	70,863,336	75,922,589	80,846,617	80,846,617
Diluted	37,530,332	76,883,995	78,037,433	80,895,112	84,747,102	84,747,102

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	12	11	11	—	—	—
General and administrative expenses	16,283	15,060	24,833	32,009	53,272	8,072

(2)	Data from 2006 to 2008 were retrospectively adjusted to reflect the adoption of ASC 810.

(3)	Each ADS represents two ordinary shares.
The following table presents a summary of our consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010:

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	758,004	1,562,600	608,445	829,592	2,382,643	361,007
Total assets	1,320,019	3,561,538	3,363,454	3,454,948	5,286,145	800,931
Convertible bonds, current	—	—	—	363,506	—	—
Current portion of long-term loan from a related party	10,000	—	—	—	—	—
Total current liabilities	323,229	804,922	639,518	925,630	838,576	127,056
Deferred rental	44,103	94,226	136,825	155,612	191,034	28,945
Long-term loan from a related party	50,000	—	—	—	—	—
Convertible bonds, non-current	—	1,110,308	895,696	—	159,402	24,152
Financial liability (convertible notes measured at fair value)	—	—	—	—	1,227,577	185,997
Ordinary shares	2,691	2,874	2,899	3,209	3,257	493
Additional paid-in capital	813,222	1,362,942	1,393,903	1,798,086	1,913,734	289,960
Total our shareholders’ equity	889,739	1,475,397	1,607,608	2,268,104	2,743,299	415,651

Exchange Rate Information
This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.6000 to US$1.00, the certified exchange rate in effect as of December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 22, 2011, the noon buying rate was RMB 6.5067 to US$1.00.
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

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April (through April 22, 2011)	6.5067	6.5315	6.4920	6.5477

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors

Risks Related to Our Business
Our operating results are subject to conditions typically affecting the lodging industry.
Our operating results are subject to conditions typically affecting the lodging industry, including the following:
•	changes in national, regional or local economic conditions;
•	severe weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;
•	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	the quality and performance of managerial and other employees of our hotels;
•	increases in operating costs and expenses due to inflation and other factors;
•	the availability and cost of capital to allow us and our franchisees to fund construction and renovation of, and make other investments in, our hotels;
•	seasonality of the lodging business; and
•	the risk that leased properties may be subject to challenges as to their compliance with the relevant government regulations.
Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.
We may not be able to manage our expected expansion, which could materially and adversely affect our operating results.
Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from five in 2002 to 818 (with another 90 hotels contracted or under construction) as of December 31, 2010. We intend to continue to develop additional hotels in different geographic locations in China and increase our number of hotels in operation. In addition, in November 2010, we launched a new hotel brand for the midscale market, Yitel (or Heyi in Chinese), and announced plans to expand the Yitel brand with three or four hotels in 2011 and a target of 50 Yitel hotels within the next four to five years.
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
Our effort in developing our new hotel brand, Yitel (or Heyi in Chinese), may divert management attention and resources from our existing business, and if the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.
In December 2008, we opened an experimental leased-and-operated hotel, the H Hotel, as part of our initiative to enter into the midscale hotel market, which targets individual business and leisure customers who have a higher travel budget than our core Home Inns customers, but a lower travel budget than the customers of high star-rated hotels. In 2010, we adopted a new brand name, Yitel (Heyi in Chinese), for our midscale hotel concept. We plan to convert the existing H Hotel into a Yitel brand hotel. We are in the process of fine-tuning product designs, features, and marketing plans for the Yitel brand. In November 2010, we announced plans to expand the Yitel brand with three or four hotels in 2011 and a target of 50 Yitel hotels within the next four to five years. If the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets have experienced significant disruptions since 2008. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. There are still great uncertainties regarding the economic conditions and the demand for travel in China. Any slowdown in the Chinese economy would likely reduce the level of business and leisure travel, which would have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
Our financial and operating performance may be adversely affected by epidemics, severe weather conditions, natural disasters and other catastrophes.
Our financial and operating performance may be adversely affected by epidemics, severe weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. For example, the 2008 Sichuan earthquake had a negative impact on many businesses in the region, and reduced the operational performance of our hotels in the affected region due to reduced economic and travel activity there. Losses caused by epidemics, severe weather conditions, natural disasters and other catastrophes, including H1N1 flu, SARS, avian flu, earthquakes and typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operation. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result our operational continuity may be adversely affected and our reputation may be harmed.
The lodging industry in China is highly competitive with relatively low barriers to entry, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.
The lodging industry in China is highly competitive. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains as well as various regional and local economy hotels. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In addition, we may also face competition from new entrants in the economy hotel segment in China. As compared to developing four- or five-star hotels, developing economy and midscale hotels does not require significant capital commitments or human resources. This relatively low barrier to entry potentially allows new competitors to enter our markets quickly to compete with our business. Furthermore, we compete with all other hotels for guests in each market in which we operate, as our typical business and leisure traveler customers may change their travel, spending and consumption patterns and choose to stay in hotels in different segments. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Failure to retain our senior management could harm our business.
We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. Huiping Yan, our chief financial officer, Mr. Jason Zong, our chief operating officer, and Ms. May Wu, our chief strategy officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Yan, Mr. Zong and Ms. Wu could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.
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
Failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.
Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information, and the regulations applicable to security and privacy are becoming increasingly important in China. A theft, loss, fraudulent or unlawful use of customer, employee or company data could harm our reputation or result in remedial and other costs including fines and litigation liabilities.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2010. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
Some of our hotel rooms are booked through travel intermediaries and consolidators to whom we pay agency fees for such services. If these intermediaries and consolidators become the primary channel through which our customers make their bookings, they may be able to negotiate higher agency fee rates, reduced room rates, or other significant concessions from us. We believe that the aim of such intermediaries and consolidators is to have consumers develop loyalties to their reservation systems rather than to our brand. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.
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
If we are presented with appropriate opportunities, we may acquire businesses or assets that are complementary to our business. Future acquisitions, particularly actual or potential material acquisitions, would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. For example, we acquired Top Star in October of 2007, and added 25 hotels with approximately 4,000 rooms in 16 cities in China. Subsequently, we committed substantial management and financial resources on the integration and improvement of the Top Star hotels’ operations. Our operational and financial performance was negatively impacted by these acquired hotels during 2008. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business and near term profitability.
Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
We believe that our future success depends on our ability to increase revenue and profitability from our operations. We have a limited operating history, having commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include those associated with our ability to:
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
Seasonality of our business may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability
The lodging industry is subject to fluctuations in revenues due to seasonality. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, although it typically takes our new hotels three to six months to ramp up, the ramp-up process of some of our hotels can be delayed due to seasonality, which may negatively affect our revenues and profitability.

We are subject to various franchise, hotel industry, construction, hygiene, health and safety, and environmental laws and regulations that may subject us to liability.
Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to obtain the approval from, and file initial and annual reports with, the PRC Ministry of Commerce to engage in the hotel franchising business. Each of our hotels is required to obtain a special industry license and a fire control approval issued by the local public security bureau, to have hotel operations included in the business scope of its business license, to obtain hygiene permits and environmental impact assessment approvals, and to comply with license requirements, rules, laws and regulations with respect to construction permit, zoning, fire prevention, public and food safety and environmental protection. See “Regulation — Regulations on Hotel Operation.”
If we fail to comply with any applicable construction, hygiene, health and safety, and environmental laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. It is also possible that new zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations.
Currently we have not obtained certain required approvals, licenses and permits in the PRC for our operations. Under applicable PRC law, the aforesaid noncompliance could result in administrative fines, suspension of operations or other penalties. We cannot assure you that we will not be subject to any challenges or other actions taken against us with respect such noncompliance.
Accidents or injuries in our hotels may adversely affect our reputation and subject us to liability.
There are inherent risks of accidents or injuries occurring in hotels or in connection with our hotel construction or operations. The occurrence of one or more such accidents or injuries could adversely affect our reputation for safety among customers and potential customers, harm our brand, result in liability, and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. Our current property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increased premiums or decreased levels of coverage.
We have limited insurance coverage.
We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by severe weather conditions, natural disasters or catastrophic events, such as epidemics or earthquakes. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

Our leases could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms and our rents could increase substantially in the future, which could materially and adversely affect our business and results of operations.
Our lease agreements with third parties for our leased-and-operated hotels typically provide, among other things, that the lease agreements could be terminated under certain legal or factual circumstances. If our leases were terminated early, we may be entitled to liquidated damages and full or partial recovery of our investments in leasehold improvements, however, our operation of such properties may be interrupted or discontinued and we may incur costs in relocating our operations to other locations. Furthermore, we may have to pay losses and damages and incur other liabilities to our guests and other vendors due to breach or default of our contractual obligations for a particular property. As a result, our business and results of operations and financial condition may be adversely affected by early termination of our lease agreements.
We plan to renew our existing leases upon expiration. However, we may be unable to retain our leases on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our leases or if a significant number of our existing leases are not renewed on satisfactory terms upon expiration, our costs may increase in the future. If we cannot pass the increased costs on to our guests through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.
Except for one hotel property, we do not hold any land-use rights with respect to the land on which our hotels are located, nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2010, title certificates for 56 of the properties operated by us had not been obtained. We cannot assure you that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.
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
As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2010, most lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

Risks Related to Doing Business in China
Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, zoning requirements and other governmental mandates with respect to urban planning may change from time to time, and certain of our hotels may be demolished or relocated, for which we may not receive appropriate compensation.
As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent global financial crisis. Stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that future actions and policies of the PRC government will not materially affect our liquidity and access to capital and our ability to operate our business.
Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but do not have binding legal effect. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.
If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Memorandum 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Memorandum 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capitals to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
As we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and common shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2010, our U.S. dollar denominated financial assets consisted of a cash balance of approximately US$211.6 million. Fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

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
We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with PRC regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.
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
We are a holding company and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the aggregate amount of such statutory reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2010, aggregate net assets of RMB 1.90 billion (US$287.2 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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
Our foreign ADS or ordinary share holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs or ordinary shares if we are classified as a PRC “resident enterprise.”
Under the Enterprise Income Tax Law and its implementation rules, any gain realized by “non-resident enterprises” is subject to 10% withholding tax to the extent such gain is sourced within the PRC and (i) such “nonresident enterprise” has no establishment or premise in the PRC, or (ii) it has an establishment or premise in the PRC, but its income sourced within the PRC has no real connection with such establishment or premise, unless otherwise exempted or reduced by tax treaties. The Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are recognized as a PRC resident enterprise under the Enterprise Income Tax Law by the PRC tax authorities, we may be required to withhold PRC income tax on capital gains realized from sales of our ADSs or ordinary shares by and dividends distributed to our foreign ADS or ordinary share holders that are “non-resident enterprises”, as such income may be regarded as income from “sources within the PRC”. In such case, our foreign ADS or ordinary share holders that are “non-resident enterprises” may become subject to a 10% withholding income tax under the Enterprise Income Law, unless any such foreign ADS or ordinary share holders is qualified for a preferential withholding rate or tax exemption under a tax treaty or tax law.
If the PRC tax authorities recognize us as a PRC resident enterprise under the Enterprise Income Tax Law, our ADS holders who are not PRC tax residents and seek to enjoy preferential tax rates under relevant tax treaties will need to apply to the PRC tax authorities for recognition of eligibility for such benefits in accordance with Memorandum 124, issued by the PRC State Administration of Taxation on August 24, 2009. It is likely that eligibility will be based on a substantive analysis of the ADS holders’ tax residency and economic substance. With respect to dividends, the “beneficial owner” tests will also apply. If determined to be ineligible for treaty benefits, such an ADS holder would become subject to higher PRC tax rates on capital gains realized from sales of our ADSs and on dividends on our ADSs.
In such circumstances, the value of such foreign ADS holders’ investment in our ADSs may be materially and adversely affected.

The M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies including the PRC Ministry of Commerce and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the approvals from Ministry of Commerce be obtained. We may continue to expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
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
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our past capital markets fundraising activities, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including any re-financing needs or any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In particular, certain holders of our ordinary shares and holders of our US$184 million aggregate principal amount of 2.00% convertible senior notes due 2015, which we refer to as our convertible notes due 2015, have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Our corporate actions are substantially controlled by our officers, directors and principal shareholders.
As of December 31, 2010, our directors and officers beneficially owned a total of 5,440,911 of our ordinary shares. In addition, Beijing Tourism Group, or BTG, through its affiliate, owned 13,446,959 of our ordinary shares as of December 31, 2010, and has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, reported that it and its subsidiaries had acquired ADSs on the open market and ordinary shares from us through a private placement representing an aggregate of 14,400,765 of our ordinary shares; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 40.7% of our ordinary shares (calculated as of December 31, 2010) and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs directly. Holders of our ADSs may instruct the depositary or its nominee how to exercise the voting rights attaching to the shares represented by the ADSs. However, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
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
We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere outside China upon our directors and officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.
It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Provisions of our convertible notes due 2015 could discourage an acquisition of us by a third party.
Certain provisions of our convertible notes due 2015 could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of a fundamental change, holders of our convertible notes due 2015 will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes due 2015.
The depositary of our ADSs, except in limited circumstances, has granted to us a discretionary proxy to vote the ordinary shares underlying the ADSs if ADS holders do not vote at shareholders’ meetings, which could adversely affect ADS holders’ interests.
Under the deposit agreement for the ADSs, the depositary gave us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if ADS holders do not vote, unless:
•	we have failed to timely provide the depositary with our notice of meeting and related materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	voting at the meeting is made on a show of hands.
The effect of this discretionary proxy is that ADS holders cannot prevent ordinary shares underlying the ADSs from being voted, absent the situations described above. Holders of our ordinary shares are not subject to this discretionary proxy.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. In the event that we become classified as a PFIC, we do not intend to prepare or provide the information that would enable U.S. Holders to make an election to treat us as a qualified electing fund. Further, if we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, was incorporated in Hong Kong in May 2001 by its individual founders and Ctrip, a leading China-based travel consolidator. Through a series of transactions, Ctrip disposed of all of its ownership interest in Home Inns Hong Kong in August 2003 to focus on its core business of travel consolidation and to prepare for its initial public offering, which was completed in December 2003. However, after purchasing ADSs in a series of transactions on the open market in 2008 and 2009 and purchasing ordinary shares from us in a private placement in 2009, Ctrip now holds ADSs and ordinary shares through its subsidiaries representing 17.6% of our total outstanding ordinary shares according to its most recent filing with the SEC.
In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Limited, or Home Inns Beijing, to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005. In July 2007, we acquired the remaining 4.41% stake in Home Inns Beijing from BTG, making Home Inns Beijing our wholly-owned subsidiary.
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
In December 2007, we issued and sold RMB 1.11 billion aggregate principal amount of US$ settled zero coupon convertible senior bonds due 2012, which we refer to as our convertible bonds due 2012, to non-US investors under Regulation S of the Securities Act.
In October 2007, we acquired the Top Star hotel chain. The holdings we acquired from Top Star currently include 25 economy hotels with about 4,000 rooms located in 16 cities across China.
In December 2010, we issued and sold US$184 million aggregate principal amount of 2.00% convertible senior notes due 2015, or our convertible notes due 2015, to qualified institutional buyers under Section 144A of the Securities Act. The bonds had an initial conversion price of 20.2560 ADSs per US$1,000 principal amount of notes (equal to approximately US$49.37 per ADS). Our outstanding convertible notes due 2015 have an aggregate principal amount of US$184 million as of the date of this annual report.

Our principal executive offices are located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. Our telephone number at this address is +86 21 3401 9898. Our agent for service of process in the U.S. is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 818 hotels in 146 cities as of the end of 2010. Our total revenues grew from RMB 1.01 billion in 2007 to RMB 3.17 billion (US$479.9 million) in 2010, at a compound annual growth rate, or CAGR, of 46.4%. Meanwhile, our net income attributable to shareholders grew from RMB 35.8 million in 2007 to RMB 359.5 million (US$54.5 million) in 2010, at a CAGR of 115.8%.
We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels, or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2010, our Home Inns hotel chain consisted of 454 leased-and-operated hotels in operation with an additional 21 leased-and-operated hotels contracted or under construction and 364 franchised-and-managed hotels in operation and an additional 69 franchised-and-managed hotels contracted or under construction. We purchase land-use rights to obtain strategically desirable sites in a limited number of occasions.
We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. We received the “Golden Pillow Award” for best brand in economy hotels in China in 2007, 2008, and 2009 from the 21st Century Business Herald, a nationwide economic journal in China. We have been recognized with inclusion in numerous top 10 lists, most notably Hotels China Magazine’s “Hotel Corporate Top 10” and “Budget Hotel Top 10” awards for 2008 and “Hotel Management Groups Top 10” award for 2009, the China Chain Store & Franchise Association’s “China Top 10 Hotel Brands” award for 2007, 2008 and 2010 and “China’s Top 100 Chain Enterprises” award for 2008. The Corporate Research Foundation named us as one of “China’s Top Employers” for 2007 and 2009. In 2010, we also won awards for “Excellent National Brand of China Hotel Industry” from the China Hotel Association, “International Franchisor of the Year” from the Singapore Franchising & Licensing Association and “China’s Most Popular Brand in Green Economy Hotels” from the Golden Pillow Award Committee.
Our Home Inns Hotel Chain
We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers. In addition, in November 2010, we launched a new hotel brand targeting the midscale market, Yitel, or Heyi in Chinese, and target to have 50 Yitel hotels within the next four to five years.
As of December 31, 2010, our Home Inns hotel chain, including one H Hotel that that we plan to convert into a Yitel hotel, consisted of 818 hotels in operation and an additional 90 hotels contracted or under construction, covering 146 cities in China.

Our Home Inns hotel chain currently covers most major metropolitan areas in China. We intend to further penetrate the existing cities and metropolitan areas where we have presence and also expand into additional cities in China with a population of over 800,000, annual GDP of over RMB 30 billion (US$4.5 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services.
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
The following table sets forth a complete listing of all of our hotels as of December 31, 2010.

	Hotels in Operation			Hotels Contracted(1)
	Leased-and		Franchised-	Leased-and		Franchised-
	Operated		and-Managed	Operated		and-Managed
	Hotels		Hotels	Hotels		Hotels
Beijing	24		65	1	(2)	7
Shanghai	30	(3)	40	—		—
Tianjin	15		24	2		3
Hangzhou	4		26	—		2
Xi’an	18		12	—		2
Shenyang	13		11	—		3
Nanjing	12		9	1		1
Suzhou	7		13	—		1
Shijiazhuang	6		11	—		3
Jinan	11		7	—		—
Xiamen	2		13	—		2
Guangzhou	13		3	—		1
Taiyuan	5		6	2	(4)	4
Wuhan	14		1	1		—
Qingdao	7		5	2		2
Wuxi	4		10	—		1
Dalian	8		5	—		1
Zhengzhou	10		4	—		—
Changzhou	8		3	—		2
Haerbin	11		1	—		1
Chengdu	9		3	—		—
Changchun	9		3	—		—
Ningbo	4		6	—		1
Lanzhou	9		1	—		1

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Shenzhen	9	1	—	—
Fuzhou	4	5	—	—
Xuzhou	7	1	—	1
Wulumuqi	7	1	—	1
Kunming	5	3	—	1
Zibo	6	1	1	—
Yantai	3	1	2	2
Nanchang	5	3	—	—
Huhehaote	6	1	—	1
Changsha	6	2	—	—
Chongqing	6	1	—	—
Hefei	4	1	1	—
Weihai	3	3	—	—
Guiyang	5	—	1	—
Nantong	3	1	—	1
Nanning	5	—	—	—
Yinchuan	3	—	—	2
Tai’an	3	1	—	1
Shantou	4	1	—	—
Zhuhai	4	—	—	—
Baoding	2	—	—	2
Yangzhou	2	2	—	—
Baotou	2	2	—	—
Changshu	1	3	—	—
Dongguan	4	—	—	—
Kunshan	—	4	—	—
Yancheng	1	2	—	1
Linyi	1	2	—	1
Jiangyin	1	1	—	1
Jilin	3	—	—	—
Weifang	2	—	—	1
Guilin	2	—	—	1
Qiqihaer	2	1	—	—
Wuhu	1	2	—	—

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Tangshan	2	—	—	1
Shunde	2	—	—	1
Langfang	1	2	—	—
Haikou	2	—	1	—
Xining	1	2	—	—
Lianyungang	1	2	—	—
Shaoxing	2	—	—	—
Luoyang	2	—	—	—
Bengbu	2	—	—	—
Foshan	2	—	—	—
Dezhou	2	—	—	—
Heze	1	1	—	—
Dongying	2	—	—	—
Rizhao	2	—	—	—
Dandong	—	2	—	—
Liaocheng	2	—	—	—
Binzhou	2	—	—	—
Yichang	2	—	—	—
Jinhua	2	—	—	—
Zhangjiagang	1	1	—	—
Zaozhuang	1	—	1	—
Panjin	—	2	—	—
Huaian	—	2	—	—
Taizhou	—	2	—	—
Rongcheng	1	—	—	1
Anshan	—	1	—	1
Jining	2	—	—	—
Kaifeng	—	1	—	1
Xiangfan	1	—	1	—
Zhucheng	1	—	—	1
Qinghuangdao	—	—	—	2
Zhangjiajie	—	1	—	—
Zhongshan	1	—	—	—
Yueyang	1	—	—	—

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
Yixing	1	—	—	—
Jiaxing	1	—	—	—
Yanji	1	—	—	—
Ma’anshan	1	—	—	—
Yingkou	1	—	—	—
Fushun	1	—	—	—
Tonghua	1	—	—	—
Zhenjiang	1	—	—	—
Shishi	1	—	—	—
Anqing	1	—	—	—
Cangzhou	1	—	—	—
Wuyishan	1	—	—	—
Deyang	1	—	—	—
Laiyang	1	—	—	—
Jinzhou	1	—	—	—
Quanzhou	1	—	—	—
Puyang	—	1	—	—
Luohe	1	—	—	—
Taicang	1	—	—	—
Xinxiang	1	—	—	—
Zhaoqing	1	—	—	—
Huludao	1	—	—	—
Wuwei	1	—	—	—
Wuzhong	1	—	—	—
Jingdezhen	—	1	—	—
Keshe	—	1	—	—
Zhongwei	—	—	—	1
Qufu	1	—	—	—
Datong	—	1	—	—
Huangshan	—	1	—	—
Handan	—	1	—	—
Suqian	—	1	—	—
Haimen	1	—	—	—
chaozhou	1	—	—	—

	Hotels in Operation		Hotels Contracted(1)
	Leased-and	Franchised-	Leased-and	Franchised-
	Operated	and-Managed	Operated	and-Managed
	Hotels	Hotels	Hotels	Hotels
hegang	1	—	—	—
Changzhi	—	1	—	—
Haining	—	1	—	—
Leshan	1	—	—	—
Zunyi	—	1	—	—
Shiyan	—	—	—	1
Jiujiang	—	1	—	—
Wendeng	—	1	—	—
Zhanjiang	—	1	—	—
Yizheng	1	—	—	—
Yichun	1	—	—	—
Yiyang	1	—	—	—
Daqing	—	1	—	—
Jieyang	1	—	—	—
Jiaonan	1	—	—	—
Liaoyang	1	—	—	—
Qidong	—	1	—	—
Liyang	—	1	—	—
Laiwu	—	1	—	—
Xingtai	1	—	—	—
Huizhou	1	—	—	—
Chaoyang	1	—	—	—
AnYang	—	—	—	1
Zhangjiakou	1	—	—	—
Rushan	—	—	—	1
Yulin	—	—	1	—
Fuxin	—	—	—	1
Baishan	—	—	—	1
Chifeng	—	—	1	—
Meizhou	—	—	1	—
Beihai	—	—	1	—

TOTAL	454	364	21	69

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

(2)	Including one Yitel hotel.

(3)	Including the only H Hotel, which we plan to convert into a Yitel hotel.

(4)	Including one Yitel hotel.

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors. We are responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels as well as purchasing supplies. We typically enjoy rental holidays of three to six months and pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.5 million (US$0.08 million) to RMB 12.0 million (US$1.8 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 5 to 21 years, most of which are 15 years. In general, upon expiration of these leases, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.
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
Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 0.1 million (US$0.02 million) to RMB 0.4 million (US$0.06 million), a brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight years.
The following table sets forth the number of our hotels in operation as of December 31, 2010.

			Number of
		Number of	Hotels Opened	Average
		Hotels Opened	for No More	Number of	Typical
	Total Number	for Over Six	Than Six	Rooms per	Lease/Franchise
	of Hotels	Months	Months	Hotel	Term
Leased-and-operated Hotels	454	388	66	117	15 years
Franchised-and-managed Hotels	364	282	82	112	8 years
We also operate seven leased-and-operated hotels through six joint ventures. Home Inns Hotel Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.

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

	As of and for the Year Ended
	December 31,
	2008	2009	2010
Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	326	390	454
Franchised-and-managed hotels	145	226	364
Total rooms(1)	55,631	71,671	93,898
Number of cities(1):	94	120	146
Occupancy rate (as a percentage)	85.0	91.5	93.5
Average daily rate (in RMB)	173	160	175
RevPAR (in RMB)	147	146	164

(1)	As of the end of each period.

(2)	Includes seven hotels operated in 2008, 2009 and 2010 through joint ventures.
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
We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 996.4 million, RMB 250.4 million and RMB 546.4 million (US$82.8 million) in 2008, 2009 and 2010 respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

We seek to lease or franchise properties that meet the following market- and hotel-specific criteria:
General Market Criteria
Economic Growth. We focus on cities and metropolitan areas that are approaching, or have already entered into, periods of significant economic growth. Such cities and metropolitan areas generally show growth in certain business activities as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit growth in these metrics typically have strong demand for hotel facilities and services. Provincial capitals also have strong demand for hotel facilities and services. We have identified over 220 such cities in China, including cities with a population of over 800,000 and annual GDP of over RMB 30 billion (US$4.5 billion). We intend to continue focusing on these cities and metropolitan areas going forward.
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
Central Reservation System. In 2010, approximately 15.2% of our total hotel room nights were booked through our proprietary central reservation system, which primarily consists of our toll-free telephone reservation system. As of December 31, 2010, we employed 150 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home Inns hotel that meets the caller’s needs. Our central reservation system provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.
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

The following table presents the approximate percentage of room nights stayed in 2010 by customer channel:

Approximate Percentage of
Total Room Nights Stayed
Customer Channel	in 2010
Central reservation system bookings by members of our Home Inns membership network	11.9
Central reservation system bookings by non-members of our Home Inns membership network	4.3
Reservations not booked through our central reservation system by members of our Home Inns membership network	42.0
Walk-ins	10.0
Corporate account	14.1
Travel agencies and consolidators	4.2
Others	13.5

Total	100.0
Our centralized reservation center is located in Shanghai, China and provides services 24 hours a day, seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2010, we employed 150 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.
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
Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2010, our membership reward program had approximately 3,750,000 active members as compared to approximately 522,000, 1,283,000 and 2,617,000 active members as of December 31, 2007, 2008 and 2009 respectively. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.
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
To ensure that all of our hotels have the best possible performance, we have established an effective and clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception. We were included in the Corporate Research Foundation’s list of “China’s Top Employers” for 2007 and 2009.
Excluding employees of our franchised-and-managed hotels, we had 12,686, 15,810 and 16,313 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, our employees consisted of 14,662 hotel-based employees, 150 reservation agents at our centralized reservation center, and 1,501 corporate staff. Approximately 25.1% of our employees are associated with labor unions. We consider our relations with our employees to be good.
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

Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 70 registered trademarks in China, including ““, 9 trademarks which had been applied for by Top Star and 14 trademarks relating to our Yitel brand. We are applying for registration of 44 new trademarks in China. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.
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

*	Home Inns Hotel Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.

D. Property, Plant and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 3,123 square meters of office space. As of December 31, 2010, we leased 454 out of our 818 hotel facilities with an aggregate size of 204,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Home Inns Hotel Chain.”
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

Revenues. In 2010, we generated total revenues of RMB 3.17 billion (US$479.9 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:
•	the total number of hotels in our hotel chain;
•	the total number of hotel rooms in our hotel chain;
•	occupancy rates achieved by our hotels;
•	average daily rates achieved by our hotels; and
•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.
Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of December 31, 2010, we had entered into binding contracts with lessors of 21 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB 167.3 million (US$25.3 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	1,771,762	94.7	2,453,105	94.3	2,910,458	440,978	91.9
Franchised-and-managed hotels	99,779	5.3	147,535	5.7	256,799	38,909	8.1

Total revenues	1,871,541	100.0	2,600,640	100.0	3,167,257	479,887	100.0
Less: Business tax and related surcharges	(111,870)	(6.0)	(158,975)	(6.1)	(191,232)	(28,975)	(6.0)

Net revenues	1,759,671	94.0	2,441,665	93.9	2,976,025	450,912	94.0
Leased-and-operated Hotels. In 2010, we generated revenues of RMB 2.9 billion (US$441.0 million) from our leased-and-operated hotels, which accounted for 91.9% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.
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
Franchised-and-managed Hotels. In 2010, we generated revenues of RMB 256.8 million (US$38.9 million) from our franchised-and-managed hotels, which accounted for 8.1% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.
For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB 3,000 per room, a brand royalty fee of 3% of the revenues of the hotel, and an annual franchise fee of 1.5% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. We assist the franchisee in property design, construction, systems installation, and hotel personnel recruiting and training before the franchised-and-managed hotel commences operations. We allow our franchisees to utilize our integrated hotel information and operational systems, such as central reservation system, and charge them an annual or variable fee for such use.
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

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	1,871,541	100.0	2,600,640	100.0	3,167,257	479,887	100.0
Less: Business tax and related surcharges	(111,870)	(6.0)	(158,975)	(6.1)	(191,232)	(28,975)	(6.0)

Net revenues	1,759,671	94.0	2,441,665	93.9	2,976,025	450,912	94.0

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(643,694)	(34.4)	(797,944)	(30.7)	(875,510)	(132,653)	(27.6)
Personnel costs	(337,837)	(18.1)	(461,949)	(17.8)	(506,406)	(76,728)	(16.0)
Depreciation and amortization	(190,698)	(10.2)	(281,543)	(10.8)	(308,888)	(46,801)	(9.8)
Consumables, food and beverage	(143,555)	(7.7)	(172,467)	(6.6)	(173,256)	(26,251)	(5.5)
Others	(182,284)	(9.7)	(275,186)	(10.6)	(310,705)	(47,077)	(9.8)

Total leased-and-operated hotel costs	(1,498,068)	(80.0)	(1,989,089)	(76.5)	(2,174,765)	(329,510)	(68.7)
Sales and marketing expenses	(27,161)	(1.5)	(30,462)	(1.2)	(33,257)	(5,039)	(1.0)
General and administrative expenses	(152,648)	(8.2)	(180,480)	(6.9)	(237,610)	(36,002)	(7.5)

Total operating costs and expenses	(1,677,877)	(89.7)	(2,200,031)	(84.6)	(2,445,632)	(370,551)	(77.2)

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs consist of costs and expenses directly attributable to our operation of leased-and-operated hotels, primarily including rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, depreciation and amortization of leasehold improvements, and agency fees to travel intermediaries and consolidators. We anticipate that our leased-and-operated hotel costs will increase as we continue to open new leased-and-operated hotels and hire additional hotel-based employees.
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

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	11	0.0	—	—	—	—	—
General and administrative expenses	24,833	100.0	32,009	100.0	53,272	8,072	100.0

Total share-based compensation expenses	24,844	100.0	32,009	100.0	53,272	8,072	100.0
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
Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 6% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China are generally subject to the standard enterprise income tax at a rate of 25%. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoyed a 20% enterprise income tax rate during 2009 due to its place of incorporation and operation in the Pudong New District of Shanghai. It is now subject to a tax rate of 22% in 2010, and its tax rate is expected to increase to 24% and then 25% in 2011 and 2012, respectively.

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
Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” i.e., enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Undistributed earnings generated prior to January 1, 2008 are exempt from the 10% PRC income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Home Inns Hong Kong, Hong Kong Ai Home Hotel Investment Limited and Yitel Hotel Management (Hong Kong) Limited, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the Enterprise Income Tax Law.
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
In accounting for VIEs and their consolidation, prior to January 1, 2010, we followed U.S. GAAP guidance called “U.S. FIN 46(R): Consolidation of Variable Interest Entities”, under which certain entities were considered VIEs because the equity at risk for the entities was not sufficient to finance their intended activities without additional financial support. We were considered the primary beneficiary of these entities because we absorbed a majority of the entities’ expected losses and received a majority of the entities’ expected residual returns. Accordingly, the financial statements of the following VIEs had been consolidated into the Company’s financial statements since their respective date of establishment/acquisition:

Name of VIE	Our ownership interest
Home Inns & Hotels Management (Xiamen) Co., Ltd.	51%
Home Inns & Hotels Management (Fuzhou) Co., Ltd.	51%
Home Inns & Hotels Management (Caoxi) Co., Ltd.	51%
Home Inns & Hotels Management (Caobao) Co., Ltd.	75%
Home Inns & Hotels Management (Dongguan) Co., Ltd.	65%
Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd.	70%
As of January 1, 2010, we adopted further guidance issued in June 2009, which modified the method for determining whether entities are VIEs as well as the methods permitted for determining the primary beneficiary of VIEs. This guidance also requires ongoing reassessments of whether a company is the primary beneficiary of VIEs and enhanced disclosures related to a company’s involvement with VIEs.
In accordance with the new guidance, we are deemed to have a controlling financial interest and are the primary beneficiary of the same VIEs, as we have both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. As a result, we continue to consolidate the same VIEs that were consolidated prior to January 1, 2010 and adoption of the new guidance did not have any impact on our consolidated financial statements.
Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets, including separately identifiable intangible assets, and liabilities acquired. Goodwill is allocated to respective reporting units. U.S. GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of our reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2010, all goodwill is allocated to the hotel operations reporting unit. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could have been different.

Impairment of Long-lived Assets and Definite-lived Intangible Assets
We review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. We assess the recoverability of the long-lived assets and definite-lived intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the estimated future undiscounted cash flows are less than the carrying value, an indication of impairment is present and we recognize a loss for the difference between fair value, using the expected discounted cash flows, and the carrying value of the assets. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. The impairment recognized for the years ended December 31, 2008, 2009 and 2010 was nil, RMB 5.5 million and nil, respectively.
Accruals for Customer Reward Program
We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2008, 2009 and 2010, we made provisions of RMB 8.6 million, RMB 13.3 million and RMB 17.4 million (US$2.6 million), respectively, based on the estimated liabilities under the customer reward program.
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
Revenues from the one-time membership fees generated from our customer reward program are recognized over the estimated average customer relationship period or deferred and recognized once the probability that the member will demand further service becomes remote. Since 2006, we have been analyzing the historic usage pattern of membership cards and noted that membership cards with no activity for more than a year are most likely to expire in the future. Therefore, we recognize revenue from one-time membership fees when membership cards expire or membership records show no activity for a year, and the membership fees for remaining valid cards are recorded as deferred revenue. For the years ended December 31, 2008, 2009 and 2010, we recognized revenue of RMB 11.0 million, RMB 14.4 million and RMB 33.8 million (US$5.1 million) from one-time membership fees, respectively.

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
Share-based compensation expense recognized for the years ended December 31, 2008, 2009 and 2010 amounted to RMB 24.8 million, RMB 32.0 million and RMB 53.3 million (US$8.1 million), respectively.
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
Our effective tax rate was 28% in 2010 compared with 19% in 2009. The increase in our effective tax rate was mainly due to a decrease in convertible bond buyback gains (which are not subject to income taxes) in 2010 as well as the issuance costs, fair value loss and interest expenses related to our convertible notes due 2015 (none of which are deductible for income tax purposes).
A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2009 and 2010, we had deferred tax assets of RMB 148.5 million and RMB 141.5 million (US$21.4 million), respectively, and a valuation allowance of RMB 39.7 million and RMB 28.3 million (US$4.3 million), respectively.

Selected Operating Data
The following table presents certain selected operating data of our company as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended
	December 31,
	2008	2009	2010

Operating Data
Total hotels in operation(1):
Leased-and-operated hotels(2)	326	390	454
Franchised-and-managed hotels	145	226	364
Total rooms(1)	55,631	71,671	93,898
Number of cities(1):	94	120	146
Occupancy rate (as a percentage)	85.0	91.5	93.5
Average daily rate (in RMB)	173	160	175
RevPAR (in RMB)	147	146	164

(1)	As of the end of each period.

(2)	Includes seven hotels operated through separate joint ventures with third parties. Home Inns Hotel Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture.
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

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	1,771,762	94.7	2,453,105	94.3	2,910,458	440,978	91.9
Franchised-and-managed hotels	99,779	5.3	147,535	5.7	256,799	38,909	8.1

Total revenues	1,871,541	100.0	2,600,640	100.0	3,167,257	479,887	100.0
Less: Business tax and related surcharges	(111,870)	(6.0)	(158,975)	(6.1)	(191,232)	(28,975)	(6.0)

Net revenues	1,759,671	94.0	2,441,665	93.9	2,976,025	450,912	94.0

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(643,694)	(34.4)	(797,944)	(30.7)	(875,510)	(132,653)	(27.6)
Personnel costs	(337,837)	(18.1)	(461,949)	(17.8)	(506,406)	(76,728)	(16.0)
Depreciation and amortization	(190,698)	(10.2)	(281,543)	(10.8)	(308,888)	(46,801)	(9.8)

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consumables, food and beverage	(143,555)	(7.7)	(172,467)	(6.6)	(173,256)	(26,251)	(5.5)
Others	(182,284)	(9.7)	(275,186)	(10.6)	(310,705)	(47,077)	(9.8)

Total leased-and-operated hotel costs	(1,498,068)	(80.0)	(1,989,089)	(76.5)	(2,174,765)	(329,510)	(68.7)
Sales and marketing expenses	(27,161)	(1.5)	(30,462)	(1.2)	(33,257)	(5,039)	(1.0)
General and administrative expenses	(152,648)	(8.2)	(180,480)	(6.9)	(237,610)	(36,002)	(7.5)

Total operating costs and expenses	(1,677,877)	(89.7)	(2,200,031)	(84.6)	(2,445,632)	(370,551)	(77.2)

Income from operations	81,794	4.4	241,634	9.3	530,393	80,361	16.7

Interest income, net	3,887	0.2	(4,297)	(0.2)	7,430	1,126	0.2
Issuance costs for convertible notes	—	—	—	—	(42,559)	(6,448)	(1.34)
Loss on change in fair value of convertible notes	—	—	—	—	(9,040)	(1,370)	(0.3)
Gain on buy-back of convertible bond	103,291	5.5	69,327	2.7	2,480	376	0.1
Other non-operating income	10,971	0.6	16,248	0.6	22,223	3,367	0.7
Foreign exchange loss, net	(65,524)	(3.5)	(286)	0.0	(4,350)	(659)	(0.1)
Income tax expense	(28,107)	(1.5)	(62,166)	(2.4)	(139,969)	(21,207)	(4.4)
Net Income	106,312	6	260,460	10	366,608	55,545	11.6

Noncontrolling interests	(5,087)	(0.3)	(4,457)	(0.2)	(7,109)	(1,077)	(0.2)

Net income attributable to shareholders	101,225	5.4	256,003	9.8	359,499	54,468	11.4

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenues. Our total revenues increased by 21.8% from RMB 2.60 billion in 2009 to RMB 3.17 billion (US$479.9 million) in 2010.
•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 18.6% from RMB 2.45 billion in 2009 to RMB 2.91 billion (US$441.0 million ) in 2010. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 390 hotels with 46,496 rooms as of December 31, 2009 to 454 hotels with 53,067 rooms as of December 31, 2010, as well as an increase in our average daily rate and occupancy rate.
•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 74.1% from RMB 147.5 million in 2009 to RMB 256.8 million (US$38.9 million) in 2010. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 226 hotels with 25,175 rooms as of December 31, 2009 to 364 hotels with 40,831 rooms as of December 31, 2010, as well as increased management service fees due to an increase in the average daily rate and occupancy rate of our franchised-and-managed hotels.
Operating Costs and Expenses. Our total operating costs and expenses increased by 11.2% from RMB 2.20 billion in 2009 to 2.45 billion (US$370.6 million) in 2010. This increase resulted from increases in all of our operating cost and expense line items as we substantially expanded our operations in 2010.
•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 1.99 billion in 2009 to RMB 2.17 billion (US$329.5 million) in 2010. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 390 hotels with 46,496 rooms as of December 31, 2009 to 454 hotels with 53,067 rooms as of December 31, 2010.

•	Sales and Marketing Expenses. Our sales and marketing expenses for 2010 were RMB 33.3 million (US$5.0 million), representing 1.1% of total revenue, compared with RMB 30.5 million or 1.2% of total revenue in 2009. The decrease as a percentage of revenue in 2010 was a result of our larger revenue base.
•	General and Administrative Expenses. Our general and administrative expenses increased by 31.7% from RMB 180.5 million in 2009 to RMB 237.6 million (US$36.0 million) in 2010. General and administrative expenses, excluding share-based compensation (non-GAAP) and reimbursable personnel costs for franchised-and-managed hotels, were RMB 138.9 million (US$21.0 million) or 4.8% of total revenues, compared with 4.9% in 2009. The decrease in this ratio represented greater efficiency as a result of increased economies of scale and improved productivity.
Income from Operations. Our income from operations increased by 119.5% from RMB 241.6 million in 2009 to RMB 530.4 million (US$80.4 million) in 2010. The increase in our income from operations in 2010 was mainly attributable to the increase in our number of hotels in operation and total rooms, the increase in our average daily rate and occupancy rate, and lower operating costs and expenses as a percentage of our total revenues due to greater economies of scale.
Interest Income (Expense), Net. Our net interest income increased substantially from negative RMB 4.3 million in 2009 to RMB 7.4 million (US$1.1 million) in 2010, primarily because of an increase in interest income from larger amounts of cash and cash equivalents and a decrease in interest expense for the convertible bonds due 2012, offset in part by the accrual of interest beginning on December 21, 2010 on our newly issued convertible notes due 2015.
Issuance Cost for Convertible Notes. Our issuance cost for convertible notes increased from nil in 2009 to RMB 42.6 million (US$6.4 million) in 2010 because we issued our convertible notes due 2015.
Loss on Change in Fair Value of Convertible Notes. Our loss on change in fair value of convertible notes increased from nil in 2009 to RMB 9.0 million (US$1.4 million) in 2010 primarily due to fluctuation in the fair value of our convertible notes due 2015, which we issued in December 2010.
Gain on Buy-back of Convertible Bond. Our gain on buy-back of convertible bonds decreased from RMB 69.3 million in 2009 to RMB 2.5 million (US$0.4 million) in 2010 primarily because the amount of our aggregate repurchases of convertible bonds decreased from RMB 462.0 million in 2009 to RMB 202.7 million (US$30.7 million) in 2010, and the market value of our convertible bonds due 2012 continued to recover in 2010.
Foreign Exchange Loss, Net. Our net foreign exchange loss increased from RMB 0.3 million in 2009 to RMB 4.4 million (US$0.7 million) in 2010, primarily because of depreciation of the U.S. dollar against the Renminbi and larger U.S. dollar cash balances during the course of 2010.
Income Tax Expense. Our income tax expense increased by 125.2% from RMB 62.2 million in 2009 to RMB 140.0 million (US$21.2 million) in 2010, primarily because of higher current income tax expense due to improved operating results in 2010.
Net Income. We had net income of RMB 366.6 million (US$55.5 million) in 2010, an increase of 40.8% from net income of RMB 260.5 million in 2009, primarily due to the improved operating results in 2010, offset in part by the decrease of gain on buy-back of convertible bonds due 2012 and issuance costs of our convertible notes due 2015.
Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures in 2009 and 2010. Noncontrolling interests amounted to RMB 7.1 million (US$1.1 million) in 2010 compared to RMB 4.5 million in 2009.

Net Income Attributable to Shareholders. As a result of the foregoing, we had net income attributable to shareholders of RMB 359.5 million (US$54.5 million) in 2010, an increase of 40.4% from net income of RMB 256.0 million in 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues. Our total revenues increased by 39.0% from RMB 1.87 billion in 2008 to RMB 2.60 billion in 2009.
•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 38.5% from RMB 1.77 billion in 2008 to RMB 2.45 billion in 2009. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 326 hotels with 39,188 rooms as of December 31, 2008 to 390 hotels with 46,496 rooms as of December 31, 2009.
•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 47.9% from RMB 99.8 million in 2008 to RMB 147.5 million in 2009. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 145 hotels with 16,443 rooms as of December 31, 2008 to 226 hotels with 25,175 rooms as of December 31, 2009.
Operating Costs and Expenses. Our total operating costs and expenses increased by 31.0% from RMB 1.68 billion in 2008 to 2.20 billion in 2009. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2009.
•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 1.50 billion in 2008 to RMB 1.99 billion in 2009. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 326 hotels with 39,188 rooms as of December 31, 2008 to 390 hotels with 46,496 rooms as of December 31, 2009. It was offset by a decrease in pre-opening costs incurred for leased-and-operated hotels under conversion because the number of net new leased-and-operated hotel opened was down from 130 in 2008 to 64 in 2009, and fewer hotels were under conversion during 2009 compared with 2008.
•	Sales and Marketing Expenses. Our sales and marketing expenses for 2009 were RMB 30.5 million, representing 1.2% of total revenue, compared with RMB 27.2 million or 1.5% of total revenue in 2008. The decrease as a percentage of revenue in 2009 was a result of our conservative marketing plan based on the economic outlook and fewer new hotel openings, and is also a result of a larger revenue base.
•	General and Administrative Expenses. Our general and administrative expenses increased by 18.2% from RMB 152.6 million in 2008 to RMB 180.5 million in 2009. General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 148.5 million or 5.7% of total revenues, compared with 6.8% in 2008. The improvement in the ratio of general and administrative expenses to total revenues reflects the positive operational leverage achieved during the year. In addition, reduced new hotel development activities in most part of 2009 led to a lower level of related expenses.
Income from Operations. Our income from operations increased by 195.4% from RMB 81.8 million in 2008 to RMB 241.6 million in 2009 as a cumulative result of the above factors. Our income from operations in 2009 was positively impacted by the lower pre-opening expenses for hotels under conversion as a result of a moderate expansion, higher occupancy rate which had a positive impact as majority of our hotel level costs are fixed, higher franchise revenue, which has no direct costs, and better ratios for sales and marketing expenses and general and administrative expenses.
Interest Income (Expense), Net. Our net interest income decreased substantially from RMB 3.9 million in 2008 to a negative RMB 4.3 million, primarily because cash was invested in new hotel development and used for convertible bond repurchases as well as general corporate purposes throughout the year, offset in part by reduced interest expense as a result of our buy-back of convertible bonds.
Gain on Buy-back of Convertible Bond. Our gain on buy-back of convertible bond decreased from RMB 103.3 million in 2008 to RMB 69.3 million in 2009 primarily because the market value of our convertible bonds has recovered significantly in 2009. The decrease in gain on buy-back of convertible bond was offset in part by the larger principal amount of bonds that we bought back in 2009.

Foreign Exchange Loss, Net. Our net foreign exchange loss decreased from RMB 65.5 million in 2008 to RMB 0.3 million in 2009, primarily because there was no substantial change in the exchange rate between the U.S. dollar and the RMB during the course of 2009.
Income Tax Expense. Our income tax expense increased by 121.2% from RMB 28.1 million in 2008 to RMB 62.2 million in 2009, primarily because we recorded significantly less deferred income tax benefit in 2009, and to a lesser extent, higher current income tax expense due to improved operating results.
Net Income. We had net income of RMB 260.5 million in 2009, an increase of 145.0% from net income of RMB 106.3 million in 2008, primarily due to the improved operating results in 2009 and, to a lesser extent, due to a gain on buy-back of convertible bonds.
Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures in 2008 and 2009. Noncontrolling interests amounted to RMB 4.5 million in 2009 compared to RMB 5.1 million in 2008.
Net Income Attributable to Shareholders. As a result of the foregoing, we had net income attributable to shareholders of RMB 256.0 million in 2009, an increase of 152.9% from net income of RMB 101.2 million in 2008.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares through private placements, borrowings from third-party lenders as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible bonds and notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. Our financing activities consist of issuance and sale of our shares and convertible bonds and notes to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of the date of this annual report, we had convertible bonds with an outstanding principal amount of RMB 157.0 million (US$23.8 million), convertible notes with an outstanding principal amount of US$184.0 million, and the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 800.0 million (US$121.2 million). As of December 31, 2010, we had entered into binding contracts with lessors of 21 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 167.3 million (US$25.3 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, our existing cash balance and bank credit facilities.
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance and bank credit facilities.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands except percentages)
Net cash provided by operating activities	356,886	648,663	878,694	133,136
Net cash used in investing activities	(964,315)	(323,501)	(355,962)	(53,933)
Net cash (used)/provided by financing activities	(281,202)	(103,729)	1,040,250	157,614
Effect of foreign exchange rate changes on cash and cash equivalents	(65,524)	(286)	(11,195)	(1,697)
Net (decrease)/increase in cash and cash equivalents	(954,155)	221,147	1,553,051	235,311
Cash and cash equivalents at beginning of period	1,562,600	608,445	829,592	125,696
Cash and cash equivalents at end of the period	608,445	829,592	2,382,643	361,007

Operating Activities
Net cash provided by operating activities amounted to RMB 878.7 million (US$133.1 million) in 2010, as compared to net income of RMB 366.6 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and net income were an increase in salaries and welfare payable of RMB 38.2 million (US$5.8 million) mainly as a result of higher year-end bonuses payable to employees due to our improved annual performance, an increase in deferred rental of RMB 35.4 million (US$5.4 million) as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels, and an increase in deferred revenue (current and non-current) of RMB 27.7 million (US$4.2 million) mainly as a result of increases in initial franchise fees received and cash received from sale of membership programs. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and net income were depreciation and amortization of RMB 320.0 million (US$48.5 million) primarily relating to our leased-and-operated hotels, share-based compensation of RMB 53.3 million (US$8.1 million) primarily relating to share options we granted in years prior to 2010, and issuance costs for convertible notes of RMB 42.6 million (US$6.4 million) relating to our issuance of convertible notes in December 2010.
Net cash provided by operating activities amounted to RMB 648.7 million in 2009, as compared to net income of RMB 256.0 million. Our gain on repurchase of our convertible bonds amounted to RMB 69.3 million. Our deferred revenues (current and non-current) increased by RMB 41.7 million mainly as a result of increase in initial franchise fees received and cash received from sale of membership programs. Our salaries and welfare payables increased by RMB 34.0 million, which was in line with the increase of our personnel costs. Our other payables and accruals increased by RMB 39.8 million. The principal non-cash items accounting for such difference were (1) RMB 286.6 million in depreciation and amortization, an increase of 46% from RMB 200 million in 2008 mainly due to the substantial increase of the number of our leased-and-operated hotels in operation, and (2) RMB 32.0 million on share-based compensation.
Net cash provided by operating activities increased from RMB 214.6 million in 2007 to RMB 356.9 million in 2008. The increase resulted from our expanded operations from 266 hotels in operation with 32,726 hotel rooms as of December 31, 2007 to 471 hotels in operation with 55,631 hotel rooms as of December 31, 2008.
Investing Activities
Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels.
Net cash used in investing activities in 2010 amounted to RMB 356.0 million (US$53.9 million), primarily due to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels.
Net cash used in investing activities increased from RMB 323.5 million in 2009 to RMB 356.0 million (US$53.9 million) in 2010, primarily because we collected cash from a short-term investment of RMB 102 million in 2009, and nil in 2010. This was offset in part by a decrease in cash payments for capital expenditures from RMB 426.6 million in 2009 to RMB 373.5 million (US$56.6 million) in 2010.

Net cash used in investing activities decreased from RMB 964.3 million in 2008 to RMB 323.5 million in 2009, primarily because we used considerably less cash as capital expenditures to open new hotels, and to a lesser extent, used less cash to acquire subsidiaries.
Financing Activities
Our financing activities consist of issuance and sale of our shares and convertible bonds and notes to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. We expect these facilities to be renewable under similar terms and conditions upon expiration if we are not in default under the existing terms.
Net cash provided by financing activities in 2010 amounted to RMB 1.04 billion (US$157.6 million), primarily from the proceeds from our issuance of convertible notes due 2015. Net cash used in financing activities in 2009 amounted to RMB 103.7 million and was primarily attributable to the repurchase of part of our outstanding convertible bonds, offset in part by the proceeds from our additional private placement of ordinary shares. Net cash used in financing activities in 2008 amounted to RMB 281.2 million and was primarily attributable to the repurchasing of part of our outstanding convertible bonds and the repayment of our bank debt.
Capital Expenditures
Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 996.4 million, RMB 250.4 million and RMB 546.4 million (US$82.8 million) in 2008, 2009 and 2010, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.
C. Research and Development, Patents and Licenses, Etc.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 70 registered trademarks in China, including “” nine trademarks which had been applied for by Top Star and 14 trademarks relating to our Yitel brand. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.
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

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in RMB millions)
Convertible bonds and notes	1,509	25	208	1,276	—
Operating lease obligations	8,444	720	1,514	1,523	4,687
Purchase obligations	167	167	—	—	—

Total	10,120	912	1,722	2,799	4,687
Our convertible bonds due 2012 will mature in December 2012, unless previously converted into our ordinary shares at a conversion price of US$26.545 (equal to US$53.09 per ADS), based on a fixed exchange rate of RMB 7.4 to US$1.00. According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed. A holder will receive 509.079 ordinary shares per RMB 100,000 principal amount of bonds upon conversion, subject only to contingent adjustment for dilutive events or change of control.
Our convertible notes due 2015 will mature in December 2015, unless earlier repurchased or converted.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of December 31, 2010.

Name	Age	Position/Title
Yunxin Mei	62	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	43	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	46	Chief Executive Officer, Director
May Wu	43	Chief Strategy Officer
Huiping Yan	44	Chief Financial Officer
Jason Zong	46	Chief Operating Officer
Min Bao	51	Independent Director
James Jianzhang Liang	41	Co-Founder, Independent Director
Kenneth Gaw	40	Independent Director
Terry Yongmin Hu	41	Independent Director
Arthur M. Wang	50	Independent Director
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

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and our independent director since 2007. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Ctrip, a NASDAQ listed company that is the largest travel consolidator in China. Currently, Mr. Shen is a director of Ctrip, a director of E-House (China) Holdings Limited, the leading real estate service provider in China listed on the NYSE, a director of China Real Estate Information Corporation, a leading provider of real estate information, consulting and online services in China listed on NASDAQ, a director of American Dairy, Inc., an infant milk company listed on the NYSE, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on NASDAQ, the chairman of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an internet company listed on NYSE. Mr. Shen is also an independent director and a member of the nominating committee of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.
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
May Wu has served as our chief strategy officer since April 2010. From July 2006 to April 2010, she served as our chief financial officer. In November 2010, she was appointed as the chief executive officer of our Yitel brand to lead its development and expansion. She served as our senior vice president of finance from March 2006 to June 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management North America Inc. from January 2005 to March 2006, and a vice president from January 2003 to December 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at J.P. Morgan Asset Management where she also served as a vice president from 2000 to 2002. She has served as an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange, since August 2008. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.
Huiping Yan has served as our chief financial officer since April 2010. She was our senior vice president of finance and strategy from July 2009 to April 2010. Prior to joining Home Inns, Ms. Yan spent 11 years at General Electric Company (GE) in both the United States and Asia, serving in a number of key roles in corporate financial management including tax controller of GE Energy, chief financial officer and a director of GE Hydro Equipment Asia, Ltd., headquarter chief financial officer and financial planning and analysis manager of GE Energy Inspection and Repair Services, lead finance program manager of mergers, acquisitions & integrations of GE Energy Infrastructure. Ms. Yan worked at Deloitte & Touche (US) from 1992 to 1998 and advanced to the position of tax manager of international services prior to joining GE. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a US certified public accountant.
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

Min Bao has served as our director since March 2006. Mr. Bao has served as the vice president of BTG since July 2008. From February 2007 to July 2008, he was the assistant general manager of BTG. From February 2006 to February 2007, Mr. Bao was the general manager of BTG-International Hotel Group Co., Ltd. From June 2002 to February 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Novotel Xin Qiao Beijing Hotel. Mr. Bao currently serves on the boards of Home Inns Beijing and Home Inns Hong Kong as well as the boards of several companies, including Poly Victory Investments Limited., BTG-International Hotel Group Co., Ltd. and Henan Xing Ya Jian Guo Hotel, all of which are China-based hotel companies.
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
Kenneth Gaw has served as our independent director since October 2006. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder of Gaw Capital Partners, a private equity fund focusing on a real estate investment and management. Mr. Gaw currently serves on the boards of several companies, including Gaw Capital Partners, Hong Kong Thailand Business Council, a non-profit organization, and Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.
Terry Yongmin Hu has served as our independent director since October 2006. Mr. Hu is a partner at FountainVest Partners (Asia) Limited, a China-focused private equity firm, and currently serves on the boards of Central China Real Estate Company Limited, an investment company focusing on property development, property leasing and construction, and L.K. Technology Holdings Limited, a manufacturer and designer of machinery, both of which are listed on the Hong Kong Stock Exchange. From May 2005 to October 2007, Mr. Hu served as a managing director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China. Prior to joining Temasek Holdings in May 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in August 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.
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
B. Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB 7.0 million (US$1.1 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
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
2006 Plan. In 2006, our board of directors and shareholders approved a new share incentive plan, the 2006 Plan. As of December 31, 2010, 9,633,500 shares were permitted to be issued upon exercise of awards granted under our 2006 Plan.
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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group as of December 31, 2010, without giving effect to options that were exercised or terminated.

	Options	Exercise Price			Date of
Name	Awarded	(US$/Share)		Date of Grant	Expiration
Yunxin Mei	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.5		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
	20,000	7.33		7/14/2009	7/13/2014
	24,000	16.165		3/19/2010	3/18/2015
Neil Nanpeng Shen	100,000	0.3309		1/1/2005	12/31/2009
	150,000	2.72		3/17/2006	3/16/2011
	50,000	5.5		10/2/2006	10/1/2011
	7,500	17.395		4/20/2007	4/19/2012
	46,500	3.63	*	10/27/2008	10/26/2013
	20,000	7.33		7/14/2009	7/13/2014
	24,000	16.165		3/19/2010	3/18/2015
David Jian Sun	271,000	0.3309		1/1/2005	12/31/2009
	109,000	2.25		12/1/2005	11/30/2010
	70,000	2.72		3/17/2006	3/16/2011
	142,500	5.5		10/2/2006	10/1/2011
	30,000	17.395		4/20/2007	4/19/2012
	170,000	3.63	*	10/27/2008	10/26/2013
	100,000	7.33		7/14/2009	7/13/2014
	96,000	16.165		3/19/2010	3/18/2015
May Wu	300,000	1.53		3/1/2006	2/28/2011
	142,500	5.5		10/2/2006	10/1/2011
	26,000	17.395		4/20/2007	4/19/2012
	150,000	3.63	*	10/27/2008	10/26/2013
	60,000	7.33		7/14/2009	7/13/2014
	48,000	16.165		3/19/2010	3/18/2015
Huiping Yan	150,000	7.33		7/14/2009	7/13/2014
	98,000	16.165		3/19/2010	3/18/2015
Jason Zong	200,000	5.5		10/2/2006	10/1/2011
	12,500	17.395		4/20/2007	4/19/2012
	101,500	3.63	*	10/27/2008	10/26/2013
	60,000	7.33		7/14/2009	7/13/2014
	72,000	16.165		3/19/2010	3/18/2015
Min Bao	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
	12,000	16.165		3/19/2010	3/18/2015
James Jianzhang Liang	70,000	2.72		3/17/2006	3/16/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
	12,000	16.165		3/19/2010	3/18/2015
Kenneth Gaw	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
	12,000	16.165		3/19/2010	3/18/2015
Terry Yongmin Hu	70,000	3.202		7/4/2006	7/3/2011
	4,000	17.395		4/20/2007	4/19/2012
	24,000	3.63	*	10/27/2008	10/26/2013
	10,000	7.33		7/14/2009	7/13/2014
	15,000	16.165		3/19/2010	3/18/2015
Arthur Wang	60,000	13.29		10/30/2009	10/29/2014
	12,000	16.165		3/19/2010	3/18/2015
Other individuals as a group	7,984,162	*

*	On October 27, 2008, we cancelled the unvested portion of the options held by each of our option grantees and granted them new options that would entitle each of them to acquire the same number of our ordinary shares underlying the cancelled options at a new strike price, with a new vesting schedule beginning from October 27, 2008. The information in the above table gives effect to the cancellation of the unvested portion of the old options and grant of the new options to each of the directors and officers named in the table.

C. Board Practices
Our board of directors currently has eight members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
In 2010, our board held meetings or passed resolutions by unanimous written consent 12 times.
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605(b)(1) of the Nasdaq Marketplace Rules, all members of each of our board committees will be independent directors. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Messrs. Arthur M. Wang, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Nasdaq Marketplace Rule 5605(c)(2)(A) and all the members of our audit committee are audit committee financial experts as defined in the instructions to Item 16A of the Form 20-F. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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

In 2010, our audit committee held meetings or passed resolutions by unanimous written consent six times.
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
In 2010, our compensation committee held meetings or passed resolutions by unanimous written consent two times.
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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of our shareholders and board of directors in accordance with our articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
D. Employees
Excluding employees of our franchised-and-managed hotels, we had 13,131, 15,810 and 16,313 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, our employees consisted of 14,662 hotel-based employees, 150 reservation agents at our centralized reservation center, and 1,501 corporate staff. Approximately 25.1% of our employees are associated with labor unions. We consider our relations with our employees to be good.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Neil Nanpeng Shen(3)	18,904,266	23.02%
James Jianzhang Liang(4)	15,207,159	18.53%
Yunxin Mei(5)	13,481,009	16.42%
Min Bao(6)	13,461,459	16.41%
David Jian Sun(7)	324,132	*
May Wu(8)	200,127	*
Jason Zong(9)	164,250	*
Kenneth Gaw(10)	86,959	*
Huiping Yan(11)	30,350	*
Arthur Wang(12)	18,000	*
Terry Yongmin Hu(13)	9,750	*
All Directors and Executive Officers as a Group(14)	34,039,737	41.20%
Principal Shareholders:
Ctrip.com International, Ltd.(15)	14,400,765	17.55%
Poly Victory Investments Limited(16)	13,446,959	16.39%
Maverick Capital, Ltd.(17)	5,886,692	7.17%
FMR LLC (18)	4,715,920	5.75%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 82,046,440, which was the number of ordinary shares outstanding as of March 31, 2011, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2011.

(3)	Includes (i) 250,000 ordinary shares held by Mr. Shen; (ii) 3,955,389 ordinary shares held by Smart Master International Limited (“Smart Master”), a British Virgin Islands company solely owned and controlled by Mr. Shen; (iii) 206,362 ordinary shares represented by ADS held by Smart Master; (iv) 91,750 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after March 31, 2011 and (v) 7,514,503 ordinary shares and 3,443,131 ADSs representing 6,886,262 ordinary shares held by subsidiaries of Ctrip, of which Mr. Shen is a co-founder and a director. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Includes (i) 784,894 ordinary shares represented by ADS held by Ms. Lau, Mr. Liang’s wife; (ii) 21,500 ordinary shares issuable upon exercise of options held by Mr. Liang that that are exercisable within 60 days after March 31, 2011 and (iii) 7,514,503 ordinary shares and 3,443,131 ADSs representing 6,886,262 ordinary shares held by subsidiaries of Ctrip, of which Mr. Liang is chairman, a co-founder and a director. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes (i) 34,050 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after March 31, 2011 and (ii) 13,446,959 ordinary shares held by Poly Victory Investments Limited, of which Mr. Mei is a director. Mr. Mei is also the vice chairman and president of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(6)	Includes (i) 5,500 ordinary shares represented by ADS and 9,000 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after March 31, 2011 and (ii) 13,446,959 ordinary shares held by Poly Victory Investments Limited, of which Mr. Bao is a director. Mr. Bao is also serves on the board of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	Includes (i) 188,806 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled by Mr. Sun, (ii) 40,000 ordinary shares held by Mr. Sun’s daughters; (iii) 95,326 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after March 31, 2011. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(8)	Includes 100,001 ordinary shares held by Ms. Wu and 100,126 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after March 31, 2011. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)	Includes 14,000 ordinary shares represented by ADS and 150,250 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after March 31, 2010. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(10)	Includes (i) 32,800 ordinary shares represented by ADS held by Mr. Gaw; (ii) 32,659 ordinary shares held by Top Elite Company Limited, a company solely owned and controlled by Mr. Gaw, and (iii) 21,500 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after March 31, 2011. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.

(11)	These 30,350 ordinary shares are issuable upon exercise of options held by Ms. Yan that are exercisable within 60 days after March 31, 2011. The business address of Ms. Yan is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(12)	These 18,000 ordinary shares are issuable upon exercise of options held by Mr. Wang that are exercisable within 60 days after March 31, 2011. The business address of Mr. Wang is the Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong.

(13)	These 9,750 ordinary shares are issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after March 31, 2011. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.

(14)	Includes 33,458,135 ordinary shares, and 581,602 ordinary shares issuable upon exercise of options that are exercisable within 60 days after March 31, 2011.

(15)	Based on the Schedule 13D/A filed with the SEC on May 21, 2009. The ordinary shares consist of 7,514,503 ordinary shares through private placement and 3,443,131 ADSs representing 6,886,262 ordinary shares purchased by Ctrip and its wholly-owned subsidiaries.

(16)	Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group, which is a state-owned enterprise in China. The registered office of Poly Victory Investment Limited is Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.

(17)	Based on the Schedule 13G filed with the SEC on February 14, 2011. The principal business office of Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, Texas 75201. Maverick Capital, Ltd., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,886,692 ordinary shares represented by ADS as a result of the investment discretion it exercises over its clients’ accounts.

(18)	Based on the Schedule 13G filed with the SEC on March 10, 2011. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,715,920 ordinary shares represented by ADS as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2011, we had 82,046,440 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 68.77% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Transaction with Jian Guo Inns
Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG, which is the parent company of Poly Victory Investments Limited, one of our principal shareholders. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2008, 2009 and 2010, we paid RMB 2.8 million, RMB 2.8 million and RMB 2.8 million (US$0.4 million), respectively, to Jian Guo Inns as rental payments.
Transactions with Ctrip
Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005, and another of Ctrip’s directors, Suyang Zhang, was our director from 2001 to 2006. Some of our customers book our hotel rooms through Ctrip and we pay agency fees to Ctrip for such bookings. The amounts paid to Ctrip as agency fees in 2008, 2009, 2010 and thus far in 2011 were RMB 14.8 million, RMB 20.9 million, RMB 18.2 million and RMB 3.7 million (US$0.6  million), respectively.
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
See “Item 10. Additional Information—C. Material contracts” for a description of the registration rights agreement we have entered into with Ctrip.

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
The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2006 (from October 26, 2006)	39.02	21.50
2007	50.08	24.00
2008	36.00	7.00
2009	37.93	7.63
2010	53.66	27.89

Quarterly Highs and Lows
First Quarter 2009	10.28	7.63
Second Quarter 2009	18.34	9.75
Third Quarter 2009	30.75	13.22
Fourth Quarter 2009	37.93	25.51
First Quarter 2010	40.06	27.89
Second Quarter 2010	41.75	30.79
Third Quarter 2010	50.79	37.30
Fourth Quarter 2010	53.66	39.67
First Quarter 2011	40.83	32.55

Monthly Highs and Lows
2010
October	53.66	48.60
November	51.60	44.82
December	47.29	39.67
2011
January	40.25	33.73
February	34.96	32.55
March	40.83	34.00
April (through April 25, 2011)	44.48	41.41

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006 under the symbol “HMIN.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6.C. Board Practices — Board of Directors.”

Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together held not less than 10% of the paid up voting share capital of our company.
A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.
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
Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, in this “Item 10.C. Material Contracts” or elsewhere in this annual report on Form 20-F.
Registration Rights of Ctrip
Set forth below is a description of the registration rights we granted to Ctrip in May 2009:
Demand Registration Rights. At any time, holders of at least 25% of the ordinary shares held by Ctrip and its transferees and assignees have the right to demand that we file a registration statement covering the offer and sale of their securities. We are obligated under the registration rights agreement to use our best efforts to register our ordinary shares for resale if Ctrip or its transferees and assignees make such a request. We are not obligated to affect such demand registrations on more than three occasions. If the holders of shares initiating a demand intend to distribute their shares by mean of an underwriting, the underwriters will have the right to limit the number of shares having registration rights to be included in the registration statement. We have the ability to defer the filing of a registration statement for up to 90 days if we furnish to the demanding holder or holders a certificate signed by one of our directors stating that in the good faith judgment of the board of directors, filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.
Piggyback Registration Rights. If we propose to file a registration statement with respect to a public offering of our securities for our own account or for the account of any person that is not Ctrip or its transferees and assignees, we must offer Ctrip and its transferees and assignees the opportunity to include their securities in the registration statement. If the registration statement is for an underwritten offering and the underwriters determine that marketing factors require a limitation on the number of shares to be underwritten, the number of shares included in the offering and the underwriting will be allocated first to the Company, second to Ctrip and its transferees and assignees, and third to other holders.
Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of at least 25% of the ordinary shares held by Ctrip or its transferees and assignees have the right to request that we file a registration statement under Form F-3. Such requests for registrations are not counted as demand registrations. We have the ability to defer the filing of such a registration statement for up to 90 days if we furnish to the requesting holder or holders a certificate signed by one of our directors stating that in the good faith judgment of the board of directors, filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.
Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

Registration Rights Relating to Convertible Notes due 2015
In connection with the issuance of our convertible notes due 2015 in December 2010, we agreed to file by July 19, 2011, at our expense, an effective shelf registration statement for re-sales by holders of our convertible notes due 2015 and any securities into which such notes are converted, and we agreed to file certain supplements and amendments to the shelf registration statement upon requests from such holders.
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
Cayman Islands Taxation
The Cayman Islands does not impose any withholding taxes on dividends paid to shareholders by a Cayman Islands corporation, nor does the Cayman Islands impose any other taxes on shareholders of a Cayman Islands corporation who are not themselves residents of the Cayman Islands. The Cayman Islands is not a party to any tax treaties that are applicable to any payments made to or by our company.
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
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury, intermediaries in the chain of ownership between us and holders of the ADSs, or parties to whom ADSs are pre-released.

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
With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs are (but not our ordinary shares). Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
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

Passive Foreign Investment Company
Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year that ended December 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several aspects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
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
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” will not apply.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. For the fiscal year ending December 31, 2011 and thereafter, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk typically relates to any interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Other than our convertible bonds and notes, both of which have fixed interests rates, we did not have any outstanding loans as of December 31, 2010. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. Our future interest income may increase or decrease due to changes in market interest rates.
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our proceeds from our public offerings and our convertible bond and note offerings. For every 1% that the U.S. dollar appreciates or depreciates against the RMB, the value of our U.S. dollar-denominated cash and cash equivalents in RMB terms would rise or fall in value by RMB 14.2 million. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February 2009, 2010 and 2011 were a decrease of 1.6%, an increase of 2.7% and an increase of 4.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
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

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We were entitled to receive US$218,356.34 (after withholding tax) for the period between January 1, 2010 and October 31, 2010 from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility. In addition, we are entitled to receive US$368,000 (including withholding tax) for the period between November 2010 and October 2011 from the depositary as the reimbursement for the same purpose. For the year ended December 31, 2010, a total of US$252,744.54 (after withholding tax) has been paid to us.
PART II.
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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.
Attestation Report of the Registered Public Accounting Firm
See the consolidated financial statements of Home Inns & Hotels Management Inc., which are included at the end of this annual report.
Changes in Internal Control
There were no significant changes in internal control for the year ended December 31, 2010.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Terry Yongmin Hu, Kenneth Gaw and Arthur M. Wang, all of whom are members of our audit committee and independent directors (under the standards set forth in Nasdaq Marketplace Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act), are audit committee financial experts.
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics on October 2, 2006 that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-137800). On March 3, 2010, our board of directors amended the code of business conduct and ethics adopted in 2006 and appointed Tanya Xiaoxian Tang, who was the head of our internal audit department, as our chief compliance officer. Tanya Xiaoxian Tang resigned from our company in July 2010, and our board of directors has not appointed her replacement. We intend to hire a new head of our internal audit department, and appoint such person as our chief compliance officer. Until such person is hired, Mr. Jianfeng Geng, an employee in our internal audit department, is acting as a chief compliance officer for the purposes of our code of business conduct and ethics. The amended code of business conduct and ethics is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	(in thousands of RMB)
Audit fees(1)	7,150	7,865
Audit-related fees	—	1,338
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors in connection with the offering in 2010 of our convertible notes due 2015.
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
Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2010. We may hold annual shareholder meetings in the future if there are issues that require shareholder approval.

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
Nasdaq Marketplace Rule 5605(c)(2)(A) requires an audit committee to have a minimum of three members. Pursuant to Nasdaq Marketplace Rule 5615(a)(3), we followed home country practice with respect to the audit committee composition requirement. Maples and Calder has provided a letter to the Nasdaq Stock Market certifying that both the Cayman Islands laws and our articles of association permit us to have only two members serving on the audit committee. During the period from May 21, 2009 to September 22, 2009, our audit committee consisted of only two members. Since September 23, 2009, our audit committee has had three members.
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
PART III.
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

2.2 *	Indenture, dated December 21, 2010, constituting US$184,000,000 2.00% Convertible Senior Notes due December 15, 2015

Exhibit
Number		Description of Document

2.3	*	Amendment Agreement regarding indenture, dated April 26, 2011, between the Registrant and The Bank of New York Mellon, as trustee

2.4	*	Registration Rights Agreement among the Registrant, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Ltd., dated December 21, 2010

4.1
Employment Agreement between the Registrant and Jason Zong, dated January 1, 2007 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.2
Agreement for the Sale and Purchase of Hong Kong Ai Home Hotel Investment Limited dated October 21, 2007 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3
English translation of Agreement for the Sale and Purchase of Shanghai Chuwen Holding Investment Ltd. dated October 21, 2007 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.4
Purchase Agreement by and between the Registrant and Ctrip.com International, Ltd. dated as of May 7, 2009 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

4.5
Registration Rights Agreement by and among the Registrant and Ctrip.com International, Ltd. as of May 7, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

4.6		Amended and Restated 2006 Share Incentive Plan, effective November 3, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

4.7	*	Purchase Agreement for convertible notes due 2015 among the Registrant, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Ltd., dated December 14, 2010

4.8
Employment Agreement between the Registrant and David Jian Sun, dated January 1, 2007 (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.9
Employment Agreement between the Registrant and May Wu, dated January 1, 2007 (incorporated by reference to Exhibit 10.5 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.10	*	Employment Agreement between the Registrant and Huiping Yan, dated July 13, 2009

4.11	*	Amendment to Employment Agreement between the Registrant and Jason Zong, effective January 1, 2008

4.12	*	Amendment to Employment Agreement between the Registrant and May Wu, effective April 22, 2010

4.13	*	Amendment to Employment Agreement between the Registrant and Huiping Yan, effective April 22, 2010

8.1	*	Subsidiaries of the Registrant

9.1
Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

11.1
Code of Business Conduct and Ethics of the Registrant, as amended on March 3, 2010 (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010).

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
Date: April 27, 2011

HOME INNS & HOTELS MANAGEMENT INC.

11th Floor
PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road
Shanghai 200021
People’s Republic of China
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
www.pwccn.com
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 27, 2011

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2008	2009	2010	2010
					US$ thousands
					(Note 2(d))
Revenues:
Leased-and-operated hotels		1,771,762	2,453,105	2,910,458	440,978
Franchised-and-managed hotels		99,779	147,535	256,799	38,909

Total revenues		1,871,541	2,600,640	3,167,257	479,887
Less: Business tax and related surcharges		(111,870)	(158,975)	(191,232)	(28,975)
Net revenues		1,759,671	2,441,665	2,976,025	450,912
Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities		(643,694)	(797,944)	(875,510)	(132,653)
Personnel costs		(337,837)	(461,949)	(506,406)	(76,728)
Depreciation and amortization		(190,698)	(281,543)	(308,888)	(46,801)
Consumables, food and beverage		(143,555)	(172,467)	(173,256)	(26,251)
Others		(182,284)	(275,186)	(310,705)	(47,077)

Total leased-and-operated hotel costs		(1,498,068)	(1,989,089)	(2,174,765)	(329,510)
Sales and marketing expenses	2(w)	(27,161)	(30,462)	(33,257)	(5,039)
General and administrative expenses		(152,648)	(180,480)	(237,610)	(36,002)

Total operating costs and expenses		(1,677,877)	(2,200,031)	(2,445,632)	(370,551)

Income from operations		81,794	241,634	530,393	80,361

Interest income		32,023	6,686	9,454	1,432
Interest expense		(28,136)	(10,983)	(2,024)	(307)
Issuance costs for convertible notes	10	—	—	(42,559)	(6,448)
Loss on change in fair value of convertible notes	10	—	—	(9,040)	(1,370)
Gain on buy-back of convertible bonds	9	103,291	69,327	2,480	376
Other non-operating income	2(ac)	10,971	16,248	22,223	3,367
Foreign exchange loss, net	2(c)	(65,524)	(286)	(4,350)	(659)

Income before income tax expense and noncontrolling interests		134,419	322,626	506,577	76,752
Income tax expenses	4	(28,107)	(62,166)	(139,969)	(21,207)

Net income		106,312	260,460	366,608	55,545

Less: Net income attributable to noncontrolling interests		(5,087)	(4,457)	(7,109)	(1,077)

Net income attributable to Home Inns’ shareholders		101,225	256,003	359,499	54,468

Earnings per share	13
— Basic		1.43	3.37	4.45	0.67

— Diluted		0.04	2.34	4.23	0.64

Weighted average ordinary shares outstanding
— Basic		70,863,336	75,922,589	80,846,617	80,846,617

— Diluted		78,037,433	80,895,112	84,747,102	84,747,102

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs		11	—	—	—
General and administrative expenses		24,833	32,009	53,272	8,072
The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2009	2010	2010
				US$ thousands
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	2(e)	829,592	2,382,643	361,007
Restricted cash	2(f)	—	21,552	3,265
Accounts receivable	2(h)	32,069	43,274	6,557
Receivables from related parties	14	3,136	5,659	857
Consumables		15,319	25,459	3,857
Prepayments and other current assets	3, 2(h)	53,054	77,886	11,801
Deferred tax assets, current	4	38,918	42,613	6,457

Total current assets		972,088	2,599,086	393,801

Property and equipment, net	5	1,905,307	2,104,393	318,847
Goodwill	6	390,882	390,882	59,225
Intangible assets, net	7	43,184	42,393	6,423
Other assets		33,861	50,473	7,647
Deferred tax assets, non-current	4	109,626	98,918	14,988

Total assets		3,454,948	5,286,145	800,931

LIABILITIES
Current liabilities:
Accounts payable		21,654	45,742	6,931
Payables to related parties	14	3,815	4,182	634
Convertible bonds, current	9	363,506	—	—
Salaries and welfare payable		103,667	141,839	21,491
Income tax payable		61,764	42,397	6,424
Other taxes payable		15,361	15,308	2,319
Deferred revenues		57,232	73,150	11,083
Accruals for customer reward program	2(r)	13,331	17,406	2,637
Other unpaid and accruals	8	67,502	79,434	12,034
Other payables	8	217,798	419,118	63,503

Total current liabilities		925,630	838,576	127,056

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2009	2010	2010
				US$ thousands
				(Note 2(d))
Deferred rental		155,612	191,034	28,945
Deferred revenues, non-current		45,240	56,996	8,636
Deposits		20,735	33,454	5,069
Unfavorable lease liability	7	14,585	13,211	2,002
Convertible bonds, non-current	9	—	159,402	24,152
Financial liability (Convertible notes measured at fair value)	10	—	1,227,577	185,997
Deferred tax liability, non-current	4	11,577	11,552	1,750

Total liabilities		1,173,379	2,531,802	383,607

Commitments and contingencies	15

Shareholders’ equity
Ordinary shares (US$ 0.005 par value; 200,000,000 shares authorized, 80,303,510 and 81,716,084 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	11	3,209	3,257	493
Additional paid-in capital		1,798,086	1,913,734	289,960
Statutory reserves	2(ad)	67,591	94,114	14,260
Retained earnings		399,218	732,194	110,938

Total Home Inns shareholders’ equity		2,268,104	2,743,299	415,651

Noncontrolling interests		13,465	11,044	1,673

Total shareholders’ equity		2,281,569	2,754,343	417,324

Total liabilities and shareholders’ equity		3,454,948	5,286,145	800,931

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of January 1, 2008	70,487,385	2,874	1,362,942	41,333	68,248	11,087	1,486,484

Exercise of stock purchase right (Note 12)	215,286	8	1,982	—	—	—	1,990
Exercise of stock option (Note 12)	510,124	17	4,135	—	—	—	4,152
Recognition of share-based compensation costs	—	—	24,844	—	—	—	24,844
Dividends distributed to noncontrolling interests	—	—	—	—	—	(2,850)	(2,850)
Net income	—	—	—	—	101,225	5,087	106,312
Appropriations to statutory reserves	—	—	—	8,661	(8,661)	—	—
Acquisition of a subsidiary	—	—	—	—	—	5,400	5,400
Establishment of a variable interest entity	—	—	—	—	—	349	349

Balance as of December 31, 2008	71,212,795	2,899	1,393,903	49,994	160,812	19,073	1,626,681

Issuance of ordinary shares to Ctrip.com International, Ltd. (Note 11)	7,514,503	256	340,822	—	—	—	341,078
Exercise of stock purchase right (Note 12)	188,824	6	1,642	—	—	—	1,648
Exercise of stock option (Note 12)	1,387,388	48	29,710	—	—	—	29,758
Recognition of share-base compensation costs	—	—	32,009	—	—	—	32,009
Dividends distributed to noncontrolling interests	—	—	—	—	—	(5,889)	(5,889)
Net income	—	—	—	—	256,003	4,457	260,460
Appropriations to statutory reserves	—	—	—	17,597	(17,597)	—	—
Acquisition of noncontrolling interest of a subsidiary	—	—	—	—	—	(4,176)	(4,176)

Balance as of December 31, 2009	80,303,510	3,209	1,798,086	67,591	399,218	13,465	2,281,569

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of December 31, 2009	80,303,510	3,209	1,798,086	67,591	399,218	13,465	2,281,569

Exercise of stock purchase right (Note 12)	75,000	3	781	—	—	—	784
Exercise of stock option (Note 12)	1,337,574	45	61,595	—	—	—	61,640
Recognition of share-based compensation costs	—	—	53,272	—	—	—	53,272
Dividends distributed to noncontrolling interests	—	—	—	—	—	(9,530)	(9,530)
Net income	—	—	—	—	359,499	7,109	366,608
Appropriations to statutory reserves	—	—	—	26,523	(26,523)	—	—

Balance as of December 31, 2010	81,716,084	3,257	1,913,734	94,114	732,194	11,044	2,754,343

Balance as of December 31, 2010 US$ thousands (Note 2(d))	81,716,084	493	289,960	14,260	110,938	1,673	417,324

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2008	2009	2010	2010
				US$ thousands
				(Note 2(d))
Cash flows from operating activities:
Net income	106,312	260,460	366,608	55,545
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	24,844	32,009	53,272	8,072
Depreciation and amortization	199,989	286,574	319,988	48,483
Foreign exchange loss, net	65,524	286	4,350	659
Loss/(gain) from disposal of property and equipment	2,315	(2,946)	(6,165)	(934)
Impairment loss of property and equipment	—	5,477	—	—
Gain on buy-back of convertible bonds	(103,290)	(69,327)	(2,480)	(376)
Issuance costs for convertible notes	—	—	42,559	6,448
Loss on change in fair value of convertible notes	—	—	9,040	1,370
Deferred income tax	(55,572)	(29,843)	6,789	1,029
Change in assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(6,163)	(8,935)	(11,205)	(1,698)
Increase in receivables from related parties	(245)	(3,136)	(2,523)	(382)
(Increase)/decrease in consumables	(7,391)	11,566	(10,140)	(1,536)
Decrease/(increase) in prepayments and other current assets	1,116	8,497	(25,674)	(3,890)
Decrease/(increase) in other assets	19,017	(684)	(8,813)	(1,335)
Increase/(decrease) in accounts payable	7,260	(1,043)	24,088	3,650
Increase/(decrease) in payables to related parties	17	(1,206)	1,150	174
Increase in salaries and welfare payable	21,236	33,994	38,172	5,784
Increase/(decrease) in income tax payable	9,375	9,306	(19,367)	(2,934)
Increase/(decrease) in other taxes payable	3,718	2,643	(53)	(8)
Increase in accruals for customer reward program	3,148	4,744	4,075	617
(Decrease)/increase in other payables and accruals	(18,993)	39,764	19,409	2,941
Increase in deferred revenues, current and non-current	22,941	41,693	27,674	4,193
Increase in deferred rental	42,599	18,787	35,422	5,367
Increase in deposits	13,741	6,994	12,719	1,927
Increase in interest accruals for convertible bonds	5,388	2,989	1,063	161

Net cash provided by operating activities	356,886	648,663	879,958	133,327

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2008	2009	2010	2010
				US$ thousands
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	1,657	15,171	21,708	3,289
Purchase of property and equipment	(828,484)	(426,591)	(373,531)	(56,595)
Purchase of intangible assets	(3,905)	(4,322)	(3,539)	(536)
Cash (paid) and collected for short term investment	(100,000)	102,206	—	—
Net cash used for the acquisition of subsidiaries	(33,583)	(9,965)	(600)	(91)

Net cash used in investing activities	(964,315)	(323,501)	(355,962)	(53,933)

Cash flows from financing activities:				0
Net proceeds from issuance of ordinary shares	—	341,078	—	—
Proceeds from share option exercise	4,872	26,975	63,644	9,643
Net proceeds from issuance of convertible notes	—	—	1,188,823	180,125
Buy-back of convertible bonds	(113,370)	(462,029)	(202,687)	(30,710)
Payment for bond offering related transaction costs	(4,885)	—	—	—
Repayment of acquired subsidiaries’ debts to former shareholders	(52,467)	(5,481)	—	—
Restricted cash collected for short-term borrowings	173,849	—	—	—
Proceeds from short-term borrowings	340,000	10,000	24,900	3,773
Repayment of short-term borrowings	(609,000)	(10,000)	(24,900)	(3,773)
Repayment of long-term loan	(18,036)	—	—	—
Dividend paid by variable interest entities to noncontrolling interests shareholders	(3,515)	(4,272)	(9,530)	(1,444)
Other financing activities	1,350	—	—

Net cash (used)/provided by financing activities	(281,202)	(103,729)	1,040,250	157,614

Effect of foreign exchange rate changes on cash and cash equivalents	(65,524)	(286)	(11,195)	(1,697)

Net (decrease)/increase in cash and cash equivalents	(954,155)	221,147	1,553,051	235,311
Cash and cash equivalents, beginning of year	1,562,600	608,445	829,592	125,696

Cash and cash equivalents, end of year	608,445	829,592	2,382,643	361,007

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(73,897)	(82,703)	(152,547)	(23,113)
Cash paid during the year for interest	(7,733)	(43)	(211)	(32)

Supplemental schedule of non-cash activities:
Accruals related to the construction costs of property and equipment	163,967	—	169,196	25,636
Accruals related to the issuance costs for convertible notes	—	—	5,998	909
Restricted cash related to the exercise of the employee stock option	—	—	21,552	3,265
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
Prior to January 1, 2010, the Company follows FIN 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, in accounting for variable interest entities and the consolidation. Certain entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company was considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since their respective date of establishment/acquisition:

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
In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in the Consolidation Topic of the FASB ASC 810. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. The Company adopted this guidance as of January 1, 2010.
In accordance with the new guidance, the Company is deemed to have a controlling financial interest and is the primary beneficiary of these VIEs as it has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, the Company continues to consolidate the same VIEs that were consolidated prior to January 1, 2010 and the adoption of FAS 167 effective as of January 1, 2010 did not have impact on the Company’s consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The total registered capital of the six VIEs was RMB 6,010 as of December 31, 2009 and December 31, 2010. The total net assets of the six VIEs were RMB 31,333 and RMB 26,262 as of December 31, 2009 and December 31, 2010, respectively. The total net income of the six VIE was RMB 12,268, RMB 11,436 and RMB 16,257 in the year ended December 31, 2008, 2009, and 2010, respectively. Management monitors the regulatory risk associated with these contractual arrangements. There are no consolidated VIE assets that are collateral for the VIE obligations and which can only be used to settle the VIE’s obligations. Creditors of the VIE have no recourse to the general credit of Home Inns & Hotels Management (Shanghai) Co., Ltd., which is the primary beneficiary of the VIEs.
The Company evaluates its business relationships such as those with franchisees to identify potential variable interest entities. Generally, these businesses qualify for a scope exception under the consolidation guidance. The Company has concluded that consolidation of any such entities is not appropriate for the periods presented under both FIN 46(R) and FAS 167.
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
d. Convenience translation
Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2010 are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.6000, on December 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.
e. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2009 included US$ 23,313 thousand and HK$ 0.4 thousand. Cash and cash equivalents balance as of December 31, 2010 included US$ 211,592 thousand and HK $0.1 thousand.
f. Restricted cash
Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees which are yet to be transmitted to them.
g. Short-term investment
Short-term marketable securities are measured at fair value. In 2009, the Group fully redeemed its short-term investment of RMB 100 million which represented cash invested in close-end fund with original maturities greater than three months. There was no short-term investment balance as at December 31, 2009 and 2010.
h. Allowance for doubtful accounts
Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. As of December 31, 2009 and 2010, the Group has not recorded any allowance for doubtful accounts.

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

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
l. Fair value of financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, receivables, payables, accruals, convertible bonds and financial liability. In accordance with ASC 820, fair value of cash and cash equivalents, restricted cash, receivables, payables, and accruals is measured using Level 1 inputs and their carrying values approximated their estimated fair values due to the short-term nature of these financial instruments. Fair value of convertible bonds is measured using Level 1 input, which is based on quotes obtained from over-the-counter trading activities (refer to Note 9). Fair value of financial liability is measured using Level 3 inputs, which is measured using binomial model. The estimated fair value of financial liability amounted to approximately RMB 1,227,577 (US$ 185,997) as of December 31, 2010 (refer to Note 10).
The Company determines the fair value of the financial liabilities associated with the issuances of convertible notes in 2010 using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Company uses a weighted risk-free and risky interest rate (the combination of the risk free rate plus the credit spread for the underlying notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risky interest rate etc.
m. Business combinations and non controlling interests
U.S. GAAP requires that business combinations be accounted for under the purchase method. From January 1, 2009, the group adopted ASC805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
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
n. Goodwill
Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets and are allocated to respective reporting units. US GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2008, 2009 and 2010. At December 31, 2010, all of the Company’s goodwill was allocated to the hotel operations reporting unit.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
o. Intangible assets, net
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
p. Impairment of long-lived assets and definite-lived intangible assets
Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. The impairment loss recognized for the year ended December 31, 2008, 2009 and 2010 was nil, RMB 5,477 and nil, respectively.
q. Employee benefits
The employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 77,916, RMB 90,525 and RMB 103,292 for the years ended December 31, 2008, 2009 and 2010, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the balance sheets were RMB 3,414 and RMB 3,796 for the years ended December 31, 2009 and 2010, respectively.
r. Accruals for customer reward program
The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2009 and 2010, the accruals for customer reward program amounted to RMB 13,331 and RMB 17,406, respectively, based on the estimated liabilities under the customer reward program.
s. Deferred Revenue
Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees received prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs. Non-current portion of deferred revenue represents cash received from sales of membership program, which is recognized after one year from the balance sheet date.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
t. Revenue recognition
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
Prior to 2006, given the limited history in operating the Group’s customer reward program (Note 2(r)), all one-time membership fees were recognized as deferred revenue when received. In 2006, management made an analysis of the historic activity pattern of membership cards and noted that membership cards with no activity for more than a year are most likely to expire in the future. Therefore, the Group recognizes revenue from one-time membership fees when membership records show no activity after a year. For the years ended December 31, 2008, 2009 and 2010, the Company recognized revenue of RMB 10,958, RMB 14,434 and RMB 33,846 from one-time membership fees, respectively.
The Group will continue to monitor membership activity patterns and will utilize such information to estimate the average life of members. When the Company has sufficient historical experience, the Company expects it will recognize one-time membership fees over the average life of members.
u. Business tax and related surcharge
The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of 5.5% and is recorded as a reduction of revenues.
v. Leased-and-operated hotel costs
Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, amortization of consumables costs, food and beverage.
w. Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 11,972, RMB 12,614 and RMB 11,361 for the years ended December 31, 2008, 2009 and 2010, respectively.
x. Share-based compensation
The Group accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation”. It requires the Group to measure at the grant date the fair value of the stock-based award and recognize compensation expense, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The requisite service period is the vesting period, which is generally 4 years. Forfeitures are estimated at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
y. Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.
z. Borrowing costs
Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. For the years ended December 31, 2008, 2009 and 2010, total interest capitalized was RMB 1,127, nil and nil, respectively.
aa. Pre-operating expenditure
Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels are charged to the consolidated statements of operations in the period in which it is incurred.
ab. Taxation
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
In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement.
ac. Other non-operating income
Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2008, 2009 and 2010, the Group received financial subsidies of RMB 9,786, RMB 6,379 and RMB 14,903, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.
ad. Statutory reserves
The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are required to set aside 10% of its net income, after offsetting accumulated losses from prior years, and before profit distributions to the investors, as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve Fund reaches 50% of the registered capital of the respective subsidiaries and VIE subsidies, further appropriations are discretionary. The Statutory Surplus Reserve Fund can be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The Group’s Statutory Surplus Reserve Fund is not distributable to shareholders except in the event of liquidation.
Appropriations to the Statutory Surplus Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2008, 2009 and 2010, the Group made total appropriations to these statutory reserves of RMB 8,661, RMB 17,597 and RMB 26,523, respectively.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
ae. Dividends
Dividends are recognized when declared. The Company has not declared or paid any dividends to its shareholders except for the noncontrolling interests.
Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(ad)). Restricted net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 1,895,390 as of December 31, 2010. In addition to the typical statutory reserves of the Company’s PRC subsidiaries and VIE subsidiaries, the restricted net assets also includes RMB 1,798,613 paid in capital, contributed by Home Inns HK, which were all paid by the Company on behalf of Home Inns HK through the proceeds from public offerings and issuance of convertible bonds, resulting in a significant level of restricted net assets.
af. Earnings per share
In accordance with ASC 260 “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the treasury method. The Company’s convertible bonds issued in 2007 and convertible notes issued in 2010 are not participating securities because the terms of the agreements do not provide any participating rights to the holders before conversion. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion convertible bonds and convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).
ag. Segment reporting
The Company follows “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting. The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.
ah. Recent accounting pronouncements
In January 2010, the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures — Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010. The adoption of the amended disclosure requirements and guidance has no material impact on the Company’s financial statements.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. The adoption of the amended guidance has no material impact on the Company’s financial statements.
In April 2010, the FASB has issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of the amended guidance will have a material impact on the Company’s financial statement.
In July 2010, the FASB issued new disclosure guidance related to the credit quality of financing receivables and the allowance for credit losses. The guidance will require companies to provide more information about the credit quality of their financing receivables in the disclosures to financial statements including, but not limited to, significant purchases and sales of financing receivables, aging information and credit quality indicators. We will adopt this accounting standard upon its effective date for periods ending on or after December 15, 2010, and do not anticipate that this adoption will have a significant impact on our financial position or results of operations.
In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.
ai. Certain risks and concentration
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term investments and accounts receivable. As of December 31, 2009 and 2010, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2008, 2009 and 2010. No individual customer accounted for more than 10% of accounts receivable at December 31, 2009 and 2010.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
3. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2009 and 2010 are as follows:

	2009	2010
Prepayment for utility and telecom expenses	15,939	21,034
Prepayment for rental expenses	9,894	19,495
Employee advances	4,442	5,615
Interest receivable	149	4,932
Prepayment for advertisement, consultation and insurance	3,360	3,509
Deposits for utility expenses	2,816	6,411
Other current assets	16,454	16,890

Total	53,054	77,886

4. INCOME TAXES
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
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31 is as follows:

	2008	2009	2010
Current income tax expense	83,679	92,009	133,180
Deferred income tax benefit	(55,572)	(29,843)	6,789

Income tax expense	28,107	62,166	139,969

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2008	2009	2010
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(5%)	(3%)	(3%)
Permanent difference (issuance cost, loss on change in fair value and interest expenses relating to issuance of convertible notes)	—	—	3%
Permanent difference (non-deductible expenses)	21%	4%	3%
Permanent difference (gain on buy-back of convertible bonds)	(19%)	(5%)	—
CIT refund	(1%)	(2%)	—

Effective CIT rate	21%	19%	28%

Deferred tax assets and liabilities comprised:

	2009	2010
Deferred tax assets, current:
Tax loss carry forwards	4,918	10,668
Deductible temporary differences related to:
-rental expenses	688	1,091
-pre-operating expenses	13,587	5,780
-deferred revenue, current	11,427	14,376
-accruals for customer reward program	3,333	4,351
-others	6,295	6,682
Valuation allowance	(1,330)	(335)

	38,918	42,613

Deferred tax assets, non-current:
Tax loss carry forwards	51,189	32,905
Deductible temporary differences related to:
-rental expenses	53,428	66,246
-pre-operating expenses	28,280	11,560
-deferred revenue, non current	11,292	12,178
-unfavorable lease	2,407	2,180
-Impairment loss of property and equipment	1,369	1,369
-others	—	442
Valuation allowance	(38,339)	(27,962)

	109,626	98,918

Total deferred tax assets	148,544	141,531

Deferred tax liabilities, non-current:
Taxable temporary differences related to unfavorable lease and other temporary differences	11,577	11,552

Total deferred tax liabilities	11,577	11,552

The Group had tax loss carryforward of RMB 174,290 as of December 31, 2010. The Group’s remaining tax loss carryforward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2016.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
A valuation allowance of RMB 39,669 and RMB 28,297 was provided for the net deferred tax assets of the Group as at December 31, 2009 and 2010, respectively. The valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to have accumulated tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2008, 2009 and 2010 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years.
5. PROPERTY AND EQUIPMENT
The components of property and equipment are as follows:

	2009	2010
Buildings	23,764	9,815
Leasehold improvements	1,958,100	2,258,501
Machinery and equipment	165,895	182,792
Furniture, fixtures and office equipment	400,909	544,852
Construction in progress	6,136	56,805

	2,554,804	3,052,765

Less: Accumulated depreciation	(649,497)	(948,372)

Property and equipment, net	1,905,307	2,104,393

Depreciation expenses incurred for the years ended December 31, 2008, 2009 and 2010 were RMB 195,632, RMB 281,890 and RMB 314,923 respectively.
Included in leasehold improvements was accumulated capitalized interest of RMB 3,916 as of December 31, 2009 and 2010.
6. GOODWILL
Components of goodwill as of December 31, 2009 and 2010 are as follows:

	2009	2010
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain	191,368	191,368
Other acquisitions	62,442	62,442

Total goodwill	390,882	390,882

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
7. INTANGIBLE ASSETS AND UNFAVORABLE LEASE
Intangible assets and unfavorable lease as of December 31 are as follows:

	2009	2010
Intangible assets, original cost—
Favorable lease agreements	41,689	42,489
Franchise agreements	804	804
Customer relationship	83	83
Purchased software	16,193	20,960

	58,769	64,336

Less: Accumulated amortization —
Favorable lease agreements	(8,197)	(11,452)
Franchise agreements	(804)	(804)
Customer relationship	(13)	(19)
Purchased software	(6,571)	(9,668)

	(15,585)	(21,943)

Intangible assets, net	43,184	42,393

Unfavorable lease liability —

	2009	2010
Unfavorable lease agreements, original cost	17,773	17,773
Less: Accumulated amortization	(3,188)	(4,562)

Unfavorable lease liability, net	14,585	13,211

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
Amortization expense of intangible assets for the years ended December 31, 2008, 2009 and 2010 amounted to RMB 5,781, RMB 6,116 and RMB 6,439 respectively.
The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for	Amortization for
	Intangible Assets	Unfavourable Lease	Net Amortization
2011	7,237	(1,396)	5,841
2012	6,433	(1,396)	5,037
2013	5,256	(1,396)	3,860
2014	4,662	(1,394)	3,268
2015	3,604	(1,393)	2,211

	27,192	(6,975)	20,217

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
8. OTHER PAYABLES AND ACCRUALS

	2009	2010
Accrued expenses for utilities, rental expenses, professional fee and etc.	63,115	74,501
Accrued agency fees	3,317	3,819
Others	1,070	1,114

Other unpaid and accruals-subtotal	67,502	79,434

Payables on construction cost of leasehold improvement	169,486	338,753
Payables on repair and maintenance cost	15,376	12,537
Payables to employees for exercised options	9,725	30,596
Deposit from franchised-and-managed hotels, current	11,110	25,180
Others	12,101	12,052

Other payables-subtotal	217,798	419,118

Total	285,300	498,552

9. CONVERTIBLE BONDS
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
The Company could, at the option of the holder of any Bond, redeem, in whole or in part, that holder’s Bonds on December 10, 2010 (the “Put Option Date”), at an amount equal to the USD Equivalent of its RMB principal amount, multiplied by 101.51%. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice (the “Put Option Notice”) together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 20 days prior to the Put Option Date. A Put Option Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Company consents to such withdrawal) and the Company shall redeem the Bonds the subject of a Put Option Notice delivered as aforesaid on the Put Option Date.
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
As of December 31, 2010, the fair value of the Bonds is approximately RMB 161.91 million or approximately 103.13% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately RMB 203 million or 18% of the Bonds at approximately 99.94% of face value in early 2010, which resulted in a gain of RMB 2.5 million in 2010.
The issuance costs related to the convertible bond offering was amortized within two years from December 2007. Amortization expense for the years ended December 31, 2008, 2009 and 2010 amounted to RMB 15,436, RMB 7,878 and nil, respectively, and was included within interest expenses.
10. FINANCIAL LIABILITY
The Company issued USD 184 million of convertible notes (including USD 24 million covering 30-day over-allotment option) on December 21, 2010 (the “Notes”). The Notes will mature on December 15, 2015. The interest rate is 2% per annum payable semi-annually, in arrears. No accrued interest to be paid on the Notes when they are converted.
Holders have the option to convert their Notes from the earlier of (i) when the registration statement becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 20.2560 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$49.37 per ADS).
The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.
The holder has the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.
While the Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.
The registration rights granted under the convertible notes agreement are: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form S-3 registration rights. The Company is required to use its best effort to cause a shelf registration statement to become effective within 210 days after the original issuance of the Notes with respect to register re-sales of the Notes and the issuance of ordinary shares (represented by ADSs) issuable upon conversion of the Notes. The Company will be required to pay additional interest of up to 0.50% per annum for the first year, subject to some limitations, to the holders of the notes if it fails to comply with the obligations to register the Notes and ordinary shares represented by ADSs issuable upon conversion of the Notes or the registration statement does not become effective within the specified time periods. As of December 31, 2010, management assessed that the likelihood of the Company having to make any additional interest payments under the arrangement is remote.
The Company has RMB as its functional currency, and the Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
ASC 815-15-25 provide that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.
The Company elected to measure the Notes in its entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the Notes offering has been expensed as incurred in the year ended December 31, 2010.
The estimated fair value of financial liability amounted to approximately RMB 1,227,577 (US$185,997) as of December 31, 2010. In the year ended December 31, 2010, the company recorded foreign exchange gain of RMB 6.8 million, loss from fair value change of the Notes of RMB 9.0 million, and one-time charge of issuance costs of RMB 42.6 million, respectively.
11. SHARE CAPITAL
As of December 31, 2009 and 2010, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.
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

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2010, there was no deferred compensation costs related to restricted stocks. Share-based compensation expenses associated with restricted stocks were RMB 903, RMB 771 and RMB 130 during the years ended December 31, 2008, 2009 and 2010, respectively. The weighted average remaining contractual life was zero for restricted stock grants outstanding at December 31, 2010.
Changes in the restricted stock grants in 2010 were as follows:

Weighted
	Number of	Average
	Restricted	Grant-Date
	Stocks	Fair Value (US$)
Outstanding at the beginning of the year	75,000	US$	2.72
Granted	—		—
Vested	(75,000)	US$	2.72
Forfeited	—		—

Outstanding and unvested at the end of the year	—	US$	—

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. As of December 31, 2010, the number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 9,633,500 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.
In March 2008, the Company granted 1,093,200 share options to its employees and directors under 2006 Share Incentive Plan, which had a grant date fair value of US$ 3.1826 per option.
The Company entered into an option cancellation and replacement (“modification”) agreement for all unvested options under the 2006 Share Incentive Plan as of October 27, 2008 and adjusted the exercise price to the then current market price of US$ 3.63. The Company modified 2,443,000 share options with an incremental value of US$ 1.2415, US$ 1.2601, US$ 1.2588 and US$ 0.9830 per option for 26/12/2006 program, 20/04/2007 program, 21/12/2007 program and 27/03/2008 program, respectively. The modification had an immaterial impact on 2008 stock compensation expense and will increase stock compensation expenses by US$ 4,628 thousand from 2009 to 2012.
On October 27, 2008, the Company granted 280,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$ 1.3942 per option.
On July 14, 2009 and October 30, 2009, the Company granted 1,416,000 and 220,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$ 3.2313 and US$ 6.4533 per option, respectively.
On March 19, 2010, June 21, 2010 and November 10, 2010, the Company granted 1,760,500, 120,000 and 109,000 share options to its employees under 2006 Share Incentive Plan, which had a fair value of US$ 8.1764, US$ 12.176 and US$ 11.594 per option, respectively.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the year ended December 31, 2008, 2009 and 2010:

				Weighted-
				average
		Weighted Average		remaining	Aggregate Intrinsic
		Exercise Price		contractual	Value
	Options	(US$)		life (years)	(US$ millions)

Outstanding as of January 1, 2008	4,328,402	US$	8.8284	3.5	US$	38.9
Granted	1,373,200	US$	8.4543
Exercised	(510,124)	US$	1.1731
Forfeited	(86,808)	US$	12.5086
Cancelled	(2,444,000)	US$	14.0088
Modified	2,443,000	US$	3.6300

Outstanding as of December 31, 2008	5,103,670	US$	4.4353	3.6	US$	(0.74)
Vested and exercisable as of December 31, 2008	1,512,594	US$	6.3937	2.2	US$	(3.18)

Outstanding as of December 31, 2008	5,103,670	US$	4.4353	3.6	US$	(0.74)
Granted	1,636,000	US$	8.1315
Exercised	(1,387,388)	US$	3.1468
Forfeited	(132,650)	US$	4.4636
Cancelled	(23,500)	US$	17.3629

Outstanding as of December 31, 2009	5,196,132	US$	5.8839	3.5	US$	61.27
Vested and exercisable as of December 31, 2009	1,273,212	US$	7.0255	2.4	US$	13.56

Outstanding as of December 31, 2009	5,196,132	US$	5.8839	3.5	US$	61.27
Granted	1,989,500	US$	16.8005
Exercised	(1,337,574)	US$	6.8249
Forfeited	(79,630)	US$	10.2435
Cancelled	(1,500)	US$	8.2183

Outstanding as of December 31, 2010	5,766,928	US$	9.3709	3.3	US$	64.06
Vested and exercisable as of December 31, 2010	1,329,628	US$	5.1184	2.1	US$	20.43
The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 4.29, US$ 17.68 and US$ 20.48 per share as of December 31, 2008, 2009 and 2010, respectively.
The following is information relating to options outstanding as of December 31, 2010:

			Outstanding		Exercisable
				Weighted-
	Weighted-			average		Weighted-
	average grant			remaining		average
	date fair value of		Number of	contractual	Number of	remaining
Exercise price	ordinary shares		shares	life (years)	shares	contractual
US$2.7200	US$	2.7200	225,500	0.21	225,500	0.21
US$3.2000	US$	3.2000	11,250	0.5	11,250	0.5
US$5.5000	US$	5.5000	188,452	0.75	188,452	0.75
US$16.640	US$	16.640	4,500	0.98	4,500	0.98
US$17.390	US$	17.390	70,200	1.30	70,200	1.30
US$3.6300	US$	3.6300	1,955,676	2.82	666,126	2.82
US$7.3300	US$	7.3300	1,160,100	3.53	128,850	3.53
US$13.290	US$	13.290	196,750	3.83	34,750	3.83
US$16.165	US$	16.165	1,727,500	4.21	—
US$20.515	US$	22.975	120,000	4.86	—
US$22.975	US$	22.975	107,000	4.86	—

			5,766,928		1,329,628

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
In connection with the share options granted during the years ended December 31, 2008, 2009 and 2010, the Company recognized share-based compensation expense of RMB 23,941, RMB 31,238 and RMB 53,142, respectively. As of December 31, 2010, there was RMB 156,902 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 2.65 years.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2008	2009	2010
Risk-free interest rate (1)	1.63% to 2.15%	1.76% to 1.81%	0.795% to 1.905%
Expected life (years) (2)	2.2 to 4.5	3 to 4.5	3 to 4.5
Expected dividend yield (3)	—	—	—
Expected Volatility (4)	40.12% to 63.14%	57.29% to 64.24%	67.32% to 68.92%

(1)	The risk-free interest rates are based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of share options is based on historical exercise patterns, for options granted since 2009 which the Company has historical data of and believes are representative of future behavior.

(3)	The Company has no history or expectation of paying dividends on its ordinary share.

(4)
For the year ended December 31, 2010, the Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
13. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated as follows:

	2008	2009	2010
Numerator:
Net income available to ordinary shareholders	101,225	256,003	359,499

Dilutive effect of issuance and buy-back of convertible bonds	(97,903)	(66,338)	(1,418)
Net income for diluted earnings	3,322	189,665	358,081

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	70,863,336	75,922,589	80,846,617
Dilutive effect of share options	1,688,342	1,952,622	2,847,416
Dilutive effect of convertible bonds	5,485,755	3,019,901	1,053,069

Denominator for diluted earnings per share	78,037,433	80,895,112	84,747,102

Basic earnings per share	1.43	3.37	4.45

Diluted earnings per share	0.04	2.34	4.23

For the years ended December 31, 2008 and 2009, ordinary share equivalents outstanding of 2,132,164 and 680,432 shares of stock options were excluded in the computation of diluted earnings per share, as their effect would have been anti-dilutive in such periods.
For the year ended December 31, 2010, outstanding stock options of 290, 914 shares and 224,647 ordinary shares issuable upon the conversion of convertible notes were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.
14. RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company
BTG	Parent company of Poly Victory Investments Limited
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG
Shanghai Xin Zhi Trading Co., Ltd.	Noncontrolling interests of subsidiary
Xiamen Shuiwu Co., Ltd.	Noncontrolling interests of subsidiary
Fujian Yun Tong Co., Ltd.	Noncontrolling interests of subsidiary
Dongguan Kanglv Co., Ltd.	Noncontrolling interests of subsidiary
Shanghai Dinuo Co., Ltd.	Noncontrolling interest of subsidiary
Sun Yan	Noncontrolling interest of subsidiary
May Wu	Director of the Company

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
Related party transactions during the years ended December 31 is as follows:

	2008	2009	2010
Agency fees paid to Ctrip.com International, Ltd.	14,767	20,942	18,191
Rental fees paid to Jian Guo Inns	2,800	2,800	2,800
As of December 31, significant balances with related parties are as follows:
Due from related parties:

	2009	2010
Shanghai Xin Zhi Trading Co., Ltd.	2,058	3,114
Xiamen Shuiwu Co., Ltd.	1,078	—
Shanghai Dinuo Co., Ltd.	—	825
Fujian Yun Tong Co., Ltd.	—	1,170
Sun Yan	—	550

	3,136	5,659

The amount due from all the related parities represented the advance payment for dividends.
Due to related parties:

	2009	2010
Dongguan Kanglv Co., Ltd.	1,496	1,496
Ctrip.com International, Ltd.	1,360	1,421
May Wu	784	—
Jian Guo Inns	118	—
Fujian Yun Tong Co., Ltd.	57	—
Xiamen Shuiwu Co., Ltd.	—	1,265

	3,815	4,182

The amounts due from and due to related parties as of December 31, 2009 and 2010 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
15. COMMITMENTS AND CONTINGENCIES
(a) Capital commitments
As of December 31, 2010, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounted to RMB 167,282.
(b) Commitments under operating leases
The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.
Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total
	RMB	RMB	RMB
2011	2,800	717,527	720,327
2012	2,800	751,318	754,118
2013	2,800	756,710	759,510
2014	2,800	759,802	762,602
2015	2,800	757,912	760,712
Thereafter	3,567	4,683,043	4,686,610

Total	17,567	8,426,312	8,443,879

Rental expenses amounted to RMB 491,724, RMB 585,969 and RMB 644,248 during the years ended December 31, 2008, 2009 and 2010, respectively.
(c) Contingencies
As of December 31, 2010 the Group had no significant outstanding contingencies.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)
16. ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I
The separate financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investment is presented on the separate balance sheets of the Company as ‘Investments in subsidiaries.” The Company was incorporated in May 2006 and immediately became the parent company of Home Inns & Hotels Management (Hong Kong) Limited and its operating subsidiaries. The financial statements have been prepared as if the Company had been in existence since January 1, 2006. Subsidiaries income or loss is included as the Company’s “Share of income from subsidiaries” on the statement of operations. The subsidiaries did not pay any dividend to the Company for the periods presented.
The Company did not have any significant commitment or guarantee as of December 31, 2009 and 2010.

	2008	2009	2010	2010
				US$ thousands
Statements of operations
Net revenues	—	—	—	—
Operating expenses	(3,642)	(3,262)	(3,590)	(544)

Loss from operations	(3,642)	(3,262)	(3,590)	(544)
Share of income from subsidiaries	50,364	200,664	416,760	63,145
Interest income	16,738	268	90	14
Interest expense	(20,824)	(10,866)	(1,730)	(262)
Issuance costs for convertible notes	—	—	(42,559)	(6,448)
Loss on change in fair value of convertible notes	—	—	(9,040)	(1,370)
Foreign exchange loss	(44,702)	(128)	(2,912)	(441)
Gain on buy-back of convertible bonds	103,291	69,327	2,480	376

Income before income tax expense	101,225	256,003	359,499	54,470

Income tax expense	—	—
Net income	101,225	256,003	359,499	54,470

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2009	2010	2010
			US$ thousands
			(Note 2(d))
Balance sheets:

Assets
Current assets:
Cash and cash equivalents	154,311	1,366,249	207,007
Prepayments and other current assets	3,693	1,896	287

Total current assets	158,004	1,368,145	207,294
Investments in subsidiaries (a)	2,527,054	2,918,037	442,127

Total assets	2,685,058	4,286,182	649,421

Liabilities
Current liabilities
Payables to related parties	42,944	139,408	21,122
Other payables and accruals	10,504	16,496	2,499

Total current liabilities	53,448	155,904	23,621

Non-current liabilities
Convertible bonds	363,506	159,402	24,152
Financial liability (Convertible notes measured at fair value)	—	1,227,577	185,997

Total liabilities	416,954	1,542,883	233,770

Shareholder’s equity
Ordinary shares (US$ 0.005 par value; 200,000,000 shares authorized, 80,303,510 and 81,716,084 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	3,209	3,257	493
Additional paid-in capital	1,798,086	1,913,734	289,960
Retained earnings	466,809	826,308	125,198

Total shareholder’s equity	2,268,104	2,743,299	415,651

Total liabilities and shareholder’s equity	2,685,058	4,286,182	649,421

(a)	Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries.

HOME INNS & HOTELS MANAGEMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2008	2009	2010	2010
				US$ thousands
Statements of Cash flows:

Cash flows from operating activities:
Net income	101,225	256,003	359,499	54,470
Adjustments to reconcile net income to net cash used in operating activities:
Share of income from subsidiaries	(50,364)	(200,664)	(416,760)	(63,145)
Interest expense	5,387	2,989	1,730	262
Foreign exchange loss	44,702	128	2,912	441
Gain on buy-back of convertible bonds	(103,290)	(69,327)	(2,480)	(376)
Issuance costs for convertible notes	—	—	42,559	6,448
Loss on change in fair value of convertible notes	—	—	9,040	1,370
Change in assets and liabilities, net of effects of acquisitions:
(Increase)/decrease in prepayments and other current assets	(6,207)	8,855	(205)	(31)
Decrease in other assets	27,135	—	—	—
Increase in payables to related parties	23,717	20,741	97,248	14,735
(Decrease)/increase in other payables and accruals	(16,636)	8,238	(673)	(102)

Net cash generated in operating activities	25,669	26,963	92,870	14,072

Cash flows from investing activities:
Investments in subsidiaries	(1,007,849)	—	(47,951)	(7,265)
Cash received from returns on investments	—	5,746	—	—

Cash flows (used)/generated in investing activities:	(1,007,849)	5,746	(47,951)	(7,265)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net with share issuance costs	—	341,078	—	—
Proceeds from share option exercise	4,872	26,975	63,644	9,643
Restricted cash paid and collected for short-term Borrowings of subsidiaries	173,849	—	—	—
Buy-back of convertible bonds	(113,370)	(395,842)	(75,687)	(11,468)
Payment for bond offering related transaction costs	(4,884)	—	—	—
Net proceeds from issuance of convertible notes	—	—	1,188,823	180,125

Net cash generated/(used) in financing activities	60,467	(27,789)	1,176,780	178,300

Effect of foreign exchange rate changes on cash and cash equivalents	(44,702)	(128)	(9,761)	(1,480)

Net (decrease)/increase in cash and cash equivalents	(966,415)	4,792	1,211,938	183,627

Cash and cash equivalents, beginning of year	1,115,934	149,519	154,311	23,380

Cash and cash equivalents, end of the year	149,519	154,311	1,366,249	207,007

Supplemental schedule of non-cash investing activities:
Increase of investments in subsidiaries transferred from receivables due from Home Inns HK	879,897	—	—	—
Decrease of investments in subsidiaries when Home Inns HK paid on behalf of the Company for buy-back of convertible bonds		66,187	127,000	19,242