Form 20-F/A
period 2010-12-31
Home Inns & Hotels Management Inc.
filed 2011-05-25
CIK 1376972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
AMENDMENT NO. 1
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
Commission file number: 001-33082
HOME INNS & HOTELS MANAGEMENT INC.
(Exact Name of Registrant as Specified in Its Charter)
N/A
(Translation of Registrant’s Name Into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
No. 124 Caobao Road
Xuhui District
Shanghai 200235
People’s Republic of China
(Address of Principal Executive Offices)
David Jian Sun, Chief Executive Officer
No. 124 Caobao Road
Xuhui District
Shanghai 200235
People’s Republic of China
Phone: +86 21 3401 9898
Fax: +86 21 6483 5661
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing two ordinary	Nasdaq Global Market
shares, par value $0.005 per share
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

Page
EXPLANATORY NOTE	1

SIGNATURES	2

EXHIBIT INDEX	3

EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

i

EXPLANATORY NOTE
We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on April 27, 2011, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.
No other changes have been made to the Annual Report. This Amendment does not reflect events that have occurred after the April 27, 2011 filing date of the Annual Report, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun

	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer
Date: May 25, 2011

2

EXHIBIT INDEX

Exhibit
Number	Description of Document

101.INS	XBRL Instance Document. *

101.SCH	XBRL Taxonomy Extension Schema Document. *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3