Form 20-F
period 2011-12-31
Home Inns & Hotels Management Inc.
filed 2012-04-24
CIK 1376972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 90,659,882 ordinary shares, par value US$0.005 per share, as of December 31, 2011.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” and “our” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purposes of this report Taiwan, Hong Kong and Macau;

•	“Motel 168” refers to Motel 168 International Holdings Limited and its subsidiaries, which we acquired in 2011;

•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;

•	“mature hotels” refers to hotels that have been in operation for 18 months or more;

•	“ramp-up stage hotels” refers to hotels that have been in operation for 6 months or less;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•

“outstanding ordinary shares” and “ordinary shares outstanding” refer to our outstanding ordinary shares, excluding ordinary shares that have been issued to The Bank of New York Mellon but are reserved in anticipation of the exercise of options and vesting of restricted shares under the share incentive plan we adopted in 2006;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•	“convertible bonds” refer to our US$ settled zero coupon convertible senior bonds due 2012 that we issued in December 2007;

•	“convertible notes” refer to our 2.00% convertible senior notes due 2015 that we issued in December 2010; and

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	963,050	1,771,762	2,453,105	2,910,458	3,559,740	565,586
Franchised-and-managed hotels	46,266	99,779	147,535	256,799	399,986	63,551

Total revenues	1,009,316	1,871,541	2,600,640	3,167,257	3,959,726	629,137
Less: Business tax and related surcharges	(60,302)	(111,870)	(158,975)	(191,232)	(249,274)	(39,606)

Net revenues	949,014	1,759,671	2,441,665	2,976,025	3,710,452	589,531
Operating costs and expenses (1):
Leased-and-operated hotel costs:
Rents and utilities	(299,792)	(643,694)	(797,944)	(875,510)	(1,232,662)	(195,850)
Personnel costs	(155,611)	(337,837)	(461,949)	(506,406)	(657,155)	(104,411)
Depreciation and amortization	(85,600)	(190,698)	(281,543)	(308,888)	(398,914)	(63,381)
Consumables, food and beverage	(84,053)	(143,555)	(172,467)	(173,256)	(258,120)	(41,011)
Others	(98,644)	(182,284)	(275,186)	(310,705)	(413,815)	(65,749)

Total leased-and-operated hotel costs	(723,700)	(1,498,068)	(1,989,089)	(2,174,765)	(2,960,666)	(470,402)
Personnel costs of franchised-and-managed hotels	(4,007)	(14,293)	(24,874)	(44,128)	(72,009)	(11,441)
Sales and marketing expenses	(19,632)	(27,161)	(30,462)	(33,257)	(44,451)	(7,063)
General and administrative expenses	(95,019)	(138,355)	(155,606)	(193,482)	(335,888)	(53,367)

Total operating costs and expenses	(842,358)	(1,677,877)	(2,200,031)	(2,445,632)	(3,413,014)	(542,273)

Income from operations	106,656	81,794	241,634	530,393	297,438	47,258

Interest income	31,717	32,023	6,686	9,454	31,996	5,084
Interest expense	(7,168)	(28,136)	(10,983)	(2,024)	(46,868)	(7,447)
Issuance costs for convertible notes	—	—	—	(42,559)	—	—
(Loss)/gain on change in fair value of convertible notes	—	—	—	(9,040)	198,547	31,546
Gain on buy-back of convertible bond	—	103,291	69,327	2,480	1,521	242
Other non-operating income	8,434	10,971	16,248	22,223	35,899	5,705
Foreign exchange (loss)/gain, net	(53,221)	(65,524)	(286)	(4,350)	15,849	2,518

Income before income tax expense and noncontrolling interests	86,418	134,419	322,626	506,577	527,067	83,744
Income tax expense	(45,035)	(28,107)	(62,166)	(139,969)	(169,442)	(26,922)

Net Income (2)	41,383	106,312	260,460	366,608	357,625	56,822

Less: Net income attributable to noncontrolling interests	(5,627)	(5,087)	(4,457)	(7,109)	(6,094)	(968)

Net income attributable to Home Inns’ shareholders	35,756	101,225	256,003	359,499	351,531	55,854

Earning per share:
Basic	0.52	1.43	3.37	4.45	4.17	0.66
Diluted	0.47	0.04	2.34	4.23	1.26	0.20
Earnings per ADS (3):
Basic	1.05	2.86	6.74	8.89	8.35	1.33
Diluted	0.93	0.09	4.69	8.45	2.51	0.40
Weighted average ordinary shares outstanding:
Basic	68,323,370	70,863,336	75,922,589	80,846,617	84,221,665	84,221,665
Diluted	76,883,995	78,037,433	80,895,112	84,747,102	94,299,393	94,299,393

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	11	11	—	—	3,283	522
Personnel costs of franchised-and-managed hotels	—	—	—	—	3,369	535
Sales and marketing expenses	—	—	—	—	656	104
General and administrative expenses	15,060	24,833	32,009	53,272	69,227	10,999

Total share-based compensation expenses	15,071	24,844	32,009	53,272	76,535	12,160

(2)	Data from 2007 to 2008 were retrospectively adjusted to reflect the adoption of ASC 810.

(3)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,562,600	608,445	829,592	2,382,643	1,786,038	283,773
Total assets	3,561,538	3,363,454	3,454,948	5,286,145	9,549,836	1,517,316
Convertible bonds, current	—	—	363,506	—	113,051	17,962
Current portion of term loans	—	—	—	—	346,550	55,061
Total current liabilities	804,922	639,518	925,630	838,576	2,089,315	331,957
Deferred rental	94,226	136,825	155,612	191,034	593,955	94,370
Term loans	—	—	—	—	1,165,666	185,206
Convertible bonds, non-current	1,110,308	895,696	—	159,402	—	—
Financial liability (convertible notes measured at fair value)	—	—	—	1,227,577	979,008	155,549
Ordinary shares	2,874	2,899	3,209	3,257	3,542	563
Additional paid-in capital	1,362,942	1,393,903	1,798,086	1,913,734	2,683,923	426,432
Total Home Inns shareholders’ equity	1,475,397	1,607,608	2,268,104	2,743,299	3,865,304	614,135

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.2939 to US$1.00, the certified exchange rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Noon Buying Rate
	Period End	Average (1)	Low	High
Period
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6497	6.6745	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3310	6.3119	6.3330	6.2940
February	6.2935	6.3000	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including the following:

•	changes in national, regional or local economic conditions;

•	severe weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the quality and performance of managerial and other employees of our hotels;

•	increases in operating costs and expenses due to inflation and other factors;

•	the availability and cost of capital to allow us and our franchisees to fund construction and renovation of, and make other investments in, our hotels;

•	seasonality of the lodging business and major national or regional events; and

•	the risk that leased properties may be subject to challenges as to their compliance with the relevant government regulations or their compatibility with the government planning and re-zoning.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.

We may not be able to manage our expected expansion, which could materially and adversely affect our operating results.

Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from 5 in 2002 to 1,426 (with another 198 hotels contracted or under construction) as of December 31, 2011. We intend to continue to develop additional hotels in different geographic locations in China and increase our number of hotels in operation. In November 2010, we launched a new hotel brand for the midscale and upscale market, Yitel (or Heyi in Chinese). By the end of 2011 we had 4 Yitel hotels in operation and 2 other Yitel hotels contracted or under construction. Effective October 1, 2011, we completed the acquisition of a 100% ownership interest in Motel 168 International Holdings Limited, or Motel 168, and we have retained the Motel 168 brand. As of December 31, 2011, we had 307 hotels in operation under the Motel 168 brand and another 28 contracted or under construction. We plan to continue to open new hotels under each of these brands in the foreseeable future.

Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of each of our products and the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the consistency of each of our products and the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot guarantee that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operation.

Expansion into new geographic markets and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those that we currently encounter in existing markets for our hotels. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Inability to anticipate the changing demands that expanding our operations will impose on our management and information and operational systems, or failure to quickly adapt our systems and procedures to the new markets, could result in revenue decline and increased expenses and otherwise harm our results of operations and financial condition.

We have committed significant resources to the acquisition of Motel 168, and if we cannot successfully integrate Motel 168’s operations and personnel with our own, our results of operations and return on capital may be materially adversely affected.

We acquired the Motel 168 hotel chain effective October 1, 2011. The addition of Motel 168’s hotels expanded our holding by an additional 297 hotels in operation, including 144 leased-and-operated hotels and 153 franchised-and-managed hotels, with about 47,099 rooms located in 85 cities across China. The base acquisition price was US$470.0 million, consisting of US$305.5 million in cash and 8,149,616 ordinary shares priced at US$40.37 per ADS or US$20.185 per ordinary share at the closing of the transaction. The cash portion was funded with cash on hand and a four-year term loan facility of US$240.0 million with an interest rate at 390 basis points over LIBOR. The acquisition of Motel 168 exposes us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of the acquisition.

We will retain the Motel 168 brand in addition to our Home Inn and Yitel brands. We expect to integrate most of Motel 168’s support functions into our existing corporate platform, including human resources, accounting and finance, and legal, while keeping most front-line business functions brand-specific, including development and operations. In addition, we plan to dedicate between US$20 million and US$25 million in additional resources over the 12 to 18 months following the acquisition to renovating our Motel 168 hotels and implementing new marketing initiatives and operational best practices. We have not yet completed the process of integrating the support functions and renovating the hotels and there is no assurance that the integration will be completed on schedule and without any unforeseen difficulties.

Historically, Motel 168 did not consistently generate positive net income on a consolidated basis. As a consequence, the consolidation of Motel 168 with our financial results had a negative impact on our results of operations for the quarter and year ended December 31, 2011, and may possibly have a negative impact on our results of operations in 2012.

If we are presented with appropriate opportunities in the future, we may acquire additional businesses or assets that are complementary to our business. Difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We may not be able to comply with the financial covenants contained in the credit agreement relating to our secured loan facility, which would give the lenders under that facility certain rights to accelerate our obligation to repay the outstanding balance. Any involuntary acceleration of the loan would have an adverse effect on our financial condition. Furthermore, in the event of a default under the secured loan facility, including failure to comply with all financial covenants, the lenders could proceed against the collateral that we have granted to secure our indebtedness, which includes substantially all of our assets.

In September 2011, we obtained a secured loan facility from a consortium of lenders in connection with our acquisition of Motel 168. As of the date of this annual report, the outstanding principal amount under the secured loan facility is US$240 million, which we are required to repay in four installments ending on September 15, 2015. The related credit agreement dated as of September 26, 2011 contains financial covenants relating to our business, including a maximum consolidated total debt to consolidated capitalization ratio, a minimum debt service coverage ratio and a maximum leverage ratio as of each quarter end and a maximum consolidated capital expenditures limit for each fiscal year. It also requires us to maintain certain cash balances in bank accounts outside of China, including cash balances in accounts pledged as security to the lenders to be maintained for the payment of interest and principal on the term loans and on our convertible bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Upon the occurrence of any default under the secured loan facility, including failure to comply with all financial covenants, the lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, or could require us to apply all of our available cash to repay these borrowings up to the amount of our legally distributable earnings. If we cannot repay these amounts, the lenders could proceed against the collateral granted to them to secure our indebtedness. We have pledged substantially all of our assets as collateral under the secured loan facility. If the lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay the loans under the secured loan facility and any other indebtedness that defaults as a result, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

We cannot guarantee that we will be able to comply with the covenants contained in the secured convertible loan facility in the future, and if we breach the covenants, we cannot guarantee that we would be able to obtain any amendments to or waivers of the covenants contained in the secured loan facility. In addition, any amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the secured convertible loan facility.

If the value of our brands or image diminishes, it could have a material and adverse effect on our business and results of operations.

Our “Home Inn” and “Motel 168” brands are associated with cleanliness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. The “Home Inn” brand tends to attract a higher proportion of business travelers, while “Motel 168” tends to cater more to younger leisure travelers. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. Our brands are integral to our sales and marketing efforts. If our brands do not continue to be attractive to customers and if the value of our brands is diminished, our business and results of operations may be materially and adversely affected.

If we are not able to hire, train and retain qualified managerial and other employees for our hotel operations, our brand and our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in lodging or other consumer-service industries and are committed to our “customer-first” approach. There may be a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, characteristics such as dedication are difficult to assess during the recruitment process. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn may have a material and adverse effect on our brand and our business.

We may not be able to successfully identify and secure additional hotel properties.

We plan to open more hotels in targeted markets to further grow our business. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. Some cities in China have undergone economic development and expansion for several decades while others are still in early stages of development. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors already have substantial operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. Even if we are able to successfully identify and acquire new hotel properties via lease or franchise arrangements, new hotels may not generate the returns we expect. We also may incur costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

The covenants contained in the credit agreement relating to our secured loan facility restrict our ability to expand our business.

In September 2011, we obtained a secured loan facility from a consortium of lenders in connection with our acquisition of Motel 168. As of the date of this annual report, the outstanding principal amount under the secured loan facility is US$240 million, which we are required to repay in four installments ending on September 15, 2015. The related credit agreement dated as of September 26, 2011 imposes certain limitations on our business expansion beyond our current projection absent consent from the lenders. In particular, before the loan facility is repaid, we may carry out acquisitions of all or a portion of the assets or the equity interests of any ongoing business or invest in a non-controlled joint venture through any of our entities outside of China only with proceeds raised from an equity issuance made specifically for that purpose. In addition, investments in non-controlled joint ventures through any of our entities in China are limited to a maximum of US$27 million in 2012, US$36 million in 2013 and US$44.25 million in 2014 or thereafter. The credit agreement also contains certain other restrictions on our ability to conduct mergers or corporate restructurings, dispose of assets, extend loans or guarantees or incur indebtedness. Furthermore, we are required under the credit agreement to cause our subsidiaries in China to declare and pay the maximum legally distributable earnings of the most recently ended calendar year as dividends to our entities outside of China to service the debt, except that we may maintain a level of RMB cash balance in China to continue on-going operation and expansion according to a prescribed budget and forecast. Without lender consent to waivers or amendments, these restrictions and requirements may limit our ability to expand our business and prevent us from taking advantage of favorable growth opportunities.

We may need additional capital. To the extent permitted under the terms of our existing indebtedness, the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness would result in increased debt service obligations and could restrict our operations.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our past capital markets fundraising activities, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including any re-financing needs or any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities, to the extent permitted under the terms of our existing indebtedness. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic conditions, or that the operating and financing covenants in our existing indebtedness will allow us to raise the additional capital that we need.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop almost all of our leased-and-operated hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

If we are unable to maintain our hotels’ good condition and attractive appearance, our hotel occupancy rates may decline.

In order to maintain our hotels’ good condition and attractive appearance, our hotels require ongoing renovations and other leasehold improvements, including periodic replacement of certain furniture, fixtures and equipment. If we and our franchisees do not make needed leasehold investments and improvements, our hotel occupancy rates may decline and we could lose our market share to our competitors.

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

We currently operate four hotels under the Yitel (or Heyi in Chinese) brand, which is a mid to upscale brand concept targeting individual business and leisure travelers who have a higher travel budget than the customers of economy hotels, but a lower travel budget than the customers of high star-rated hotels. We started the initiative to enter this market segment in late 2008, when we opened the first hotel under the H Hotel name. After efforts to refine the design concept of this product, service offering and other features and standards, we opened the second hotel in this segment under the Yitel name in September 2011. Subsequently, the H Hotel was re-named Yitel, and we opened two other Yitel hotels in late 2011. We currently have two additional Yitel hotels contracted and under development, and we target to reach a total of 40 to 50 Yitel hotels within the next four to five years. We have limited operating experience in developing and operating hotels in the mid to upscale market. If the new product is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have if it is not. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions, and any slowdown in the Chinese economy would likely reduce the level of business and leisure travel within China, which would have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. Huiping Yan, our chief financial officer, Mr. Jason Xiangxin Zong, our chief operating officer, and Ms. May Wu, our chief strategy officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Yan, Mr. Zong and Ms. Wu could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2011. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brands, trade names, trademarks and other intellectual property are critical to our success. “Home Inn” and “Motel 168” are highly recognized brands in the economy hotel segment of China’s lodging industry. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, our proprietary information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is evolving, and could involve substantial uncertainties to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Our expansion and our integration of the Motel 168 hotels requires capital. If we fail to generate sufficient cash flow from operations and/or obtain outside financing when required, we may not be able to fund our planned expansion.

We typically need to make a capital expenditure of approximately US$1 million to convert a leased property into an operational Home Inn brand leased-and-operated hotel. Following our acquisition of Motel 168 in 2011, we plan to dedicate between US$20 million and US$25 million in additional resources over the 12 to 18 months following the acquisition to renovating our Motel 168 hotels and implementing new marketing initiatives and operational best practices. Further expansion of our Home Inn, Motel 168 and Yitel brand hotels will also increase our capital expenditures. We typically incur substantial pre-opening expenses for leased-and-operated hotels during the conversion stage and incur losses during the initial ramp-up stage. In the past, we were able to fund such capital expenditures and pre-opening and other expenses from capital markets fund raising activities and cash flow generated internally from our operations. There is no assurance that we will continue to be able to access capital markets or generate sufficient cash flow internally to fund our planned expansion.

Future acquisitions or strategic investments may have an adverse effect on our ability to manage our business and harm our financial condition and results of operations.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets that are complementary to our business. Future acquisitions, particularly actual or potential material acquisitions, would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. In the past, our operational and financial performance was negatively impacted by acquired hotels after we had committed substantial management and financial resources on the integration and improvement of operations of those acquired hotels. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business and near term profitability. If a strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

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

We believe that our future success depends on our ability to increase revenue and profitability from our operations. We have a limited operating history, having commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include those associated with our ability to:

•	continue our growth while maintaining our profitability;

•	maintain and enhance our competitive position in the economy hotel segment of the lodging industry in China;

•	offer an innovative product to attract recurring and new customers;

•	implement our strategy and modify it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increase awareness of our “Home Inn”, “Yitel” and “Motel 168” brands and continue to develop customer loyalty;

•	attract, train, retain and motivate qualified personnel; and

•	renew leases for our leased-and-operated hotels on commercially viable terms after the initial lease terms expire.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Seasonality of our business and national or regional major events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional major events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period. In addition, the occurrence of national or regional major events may affect our operating results, in particular for the hotel locations where those events are held. In 2011, our year-over-year RevPar decrease was driven by a lower occupancy rate and a lower average daily rate due to the absence of the price premium unique to the Shanghai World Expo that started on May 1, 2010 and ended on October 31, 2010. As our revenues may vary from quarter to quarter or year to year, our business is difficult to predict and our results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, although it typically takes our new hotels three to six months to ramp up, the ramp-up process of some of our hotels can be delayed due to seasonality, which may negatively affect our revenues and profitability.

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

As of December 31, 2011, we had not yet obtained certain required approvals, licenses and permits in the PRC for 13 of our hotels, most of which had been open for less than three months. While we expect to obtain the required approvals, licenses and permits in due course, this noncompliance could result in administrative fines, suspension of operations or other penalties under applicable PRC law. We cannot guarantee that we will not be subject to any challenges or other actions with respect to such noncompliance.

Accidents or injuries in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries occurring in hotels or in connection with our hotel construction or operations. For example, in the early morning of May 1, 2011, a fire broke out in Tonghua City, Jilin Province, in the building in which one of our hotels is located. Ten people were killed and over forty were injured. It was later determined that the fire was caused by arson within the premises of another tenant in the same building as our hotel. As the fire broke out between three and four o’clock in the morning, most of the victims were guests or employees of our hotel. The occurrence of one or more such accidents or injuries could adversely affect our reputation for safety among customers and potential customers, harm our brand, result in liability, and increase our costs by requiring us to implement even more comprehensive safety measures. Our current property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increased premiums or decreased levels of coverage.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. Furthermore, our recently acquired Motel 168 hotels generally have lower insurance coverage than our Home Inn and Yitel hotels. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by severe weather conditions, natural disasters or catastrophic events, such as epidemics or earthquakes. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

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

We plan to renew our existing leases upon expiration. However, we may be unable to retain our leases on satisfactory terms, or at all. In particular, we may experience an increase in rent payments and loss of revenues in connection with renegotiating our leases. If a significant number of our existing leases are terminated early or are not renewed on satisfactory terms upon expiration, our costs may increase in the future. If we cannot pass the increased costs on to our guests through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.

Except for one hotel property, we do not hold any land-use rights with respect to the land on which our hotels are located, nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2011, title certificates for 109 of the properties operated by us had not been obtained. We cannot guarantee that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

In a few instances where our immediate lessors are not the ultimate owners of hotel properties, no consent was obtained from the owners to sublease the hotel properties to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease leading to less favorable terms. Moreover, we cannot guarantee that the building ownership or leasehold in connection with our franchised-and-managed hotels will not be subject to similar third-party challenges. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect our ability to operate the hotel facility.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lessors are required to register their lease agreements with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2011, most lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

There are uncertainties associated with our cooperation with our franchisees. Franchisees’ defaults or wrongdoings may affect our reputation, which would adversely affect the results of our operations.

Our franchised-and-managed hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on business reputation and brand image. In addition, like operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If our franchisees default or commit wrongdoings, there could be situations where the franchisees are not in a position to sufficiently compensate us for losses which we may have suffered as a result thereof.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are influenced significantly economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the degree of government involvement and influence on the level of economic development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and various economic sectors of China. The PRC government has implemented various measures to promote economic development and direct the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative impact on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, zoning requirements and other governmental mandates with respect to urban planning may change from time to time, and some of our hotels may be demolished or relocated, for which we may not receive appropriate compensation.

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent global financial crisis. Stimulus measures designed to help China weather the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies. We cannot guarantee that future actions and policies of the PRC government will not materially affect our liquidity and access to capital and our ability to operate our business.

The audit report included in this annual report is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board, or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and affiliated entities to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Memorandum 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for in its business scope. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Memorandum 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capitals to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

Substantially all of our revenues and most of our expenses are denominated in RMB. However, we also have substantial assets and liabilities that are denominated or settled in U.S. dollars. As of December 31, 2011, we had U.S. dollar denominated cash and cash equivalents of US$52.8 million, and we had RMB 110.8 million (US$17.6 million) in outstanding convertible bonds (RMB denominated but U.S. dollar settled), US$184 million in outstanding convertible notes and US$240 million in outstanding term loans.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and common shares. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, for repayment of debt or for other business purposes, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount available to us. Under the terms of the credit agreement dated September 26, 2011, which we entered into in connection with our acquisition of Motel 168, we are required to cause our subsidiaries in China to declare and pay the maximum legally distributable earnings of the most recently ended calendar year as dividends to our entities outside of China to service the debt, except that we may maintain a level of RMB cash balance in China to continue on-going operation and expansion according to a prescribed budget and forecast. On the other hand, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Fluctuation in the value of the RMB in either direction could have a material adverse effect on the value of our company and the value of your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 along with related procedural guidance as amended in 2011 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the aggregate amount of such statutory reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2011, aggregate net assets of RMB 3.22 billion (US$511.4 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The PRC tax treatment of our holding company structure under the Enterprise Income Tax Law is subject to uncertainties, and if such uncertainties are resolved unfavorably to us, we may incur higher taxes than we anticipate, and our net income and ability to pay dividends could be hampered.

We are a holding company incorporated in the Cayman Islands that indirectly holds, through subsidiaries in the Cayman Islands, the British Virgin Islands, Mauritius and Hong Kong, other subsidiaries in the PRC. We conduct substantially all of our business operations in China. The Enterprise Income Tax Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its non-PRC resident overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, dividends paid to enterprises incorporated in Hong Kong are subject to a preferential withholding tax rate of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” of the PRC enterprise. The State Administration for Taxation promulgated Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owners”. If our Hong Kong subsidiaries are not considered to be the “beneficial owners” of our PRC subsidiaries under this notice, any dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.

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

On August 8, 2006, six PRC regulatory agencies including the PRC Ministry of Commerce and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the approvals from Ministry of Commerce be obtained. We may continue to expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price of our ADSs has been and may continue to be subject to wide fluctuations. From our listing on October 27, 2006 to April 23, 2012, the market price of our ADSs on Nasdaq ranged from a low of US$7.00 to a high of US$54.25 per ADS, and the closing price on April 23, 2012 was US$24.27 per ADS. The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	revisions to our projected financial or operational performance by ourselves or by securities research analysts;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the travel and lodging industries, including regulatory developments affecting us or our competitors;

•	changes in the performance or market valuations of other lodging companies;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, expansions or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	detrimental negative publicity about our company or our services;

•	potential litigation or administrative investigations;

•	sales or anticipated potential sales of additional shares or ADSs;

•	market and volume fluctuations in the stock market in general; and

•	general economic or political conditions in China and elsewhere.

In addition, the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the market prices of their securities. The performance of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, China and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

        Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In particular, the former shareholders of Motel 168 received 8,149,616 ordinary shares in our company, or 9.0% of our outstanding shares as of March 31, 2012, as part of the consideration for our acquisition of Motel 168. These shareholders have exercised their right to cause us to register the sale of their shares under the Securities Act and we are currently preparing a registration statement on Form F-3 for filing with the SEC. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Furthermore, certain holders of our ordinary shares and holders of our US$184 million aggregate principal amount of convertible notes have exercised their right to cause us to set up and maintain an effective shelf registration statement on Form F-3 that allows them to sell their shares at any time or from time to time. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of March 31, 2012, our directors and officers beneficially owned a total of 35,593,012 of our ordinary shares, including shares that they had the right to acquire within 60 days. Beijing Tourism Group, or BTG, through its affiliate, owned 14,726,165 of our ordinary shares based on the latest information it has filed with the SEC, and it has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, owned 14,400,765 of our ordinary shares based on the latest information it has filed with the SEC; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 38.9% of our ordinary shares (calculated as of March 31, 2012, including shares that they had the right to acquire within 60 days) and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere outside China upon our directors and officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, provided that the judgment is final and was not obtained in a manner and is not of a kind where its enforcement would be contrary to natural justice or the public policy of the Cayman Islands. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Provisions of our convertible notes could discourage an acquisition of us by a third party.

Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible notes defines a “fundamental change” to include: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) our ADSs ceasing to be listed on a U.S. national securities exchange; or (4) the adoption of any plan relating to the dissolution or liquidation of our company. Upon the occurrence of a fundamental change, holders of our convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. In the event that we become classified as a PFIC, we do not intend to prepare or provide the information that would enable U.S. Holders to make an election to treat us as a qualified electing fund. Further, if we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, was incorporated in Hong Kong in 2001 by its individual founders and Ctrip, a leading China-based travel consolidator. In 2002, Home Inns Hong Kong and a subsidiary of BTG entered into a joint venture agreement to form Home Inns & Hotels Management (Beijing) Limited, or Home Inns Beijing. Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing until Home Inns Beijing became its wholly-owned subsidiary in 2007.

In May 2006, we incorporated Home Inns & Hotels Management Inc. in the Cayman Islands in preparation for our initial public offering. In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes, and Home Inns Hong Kong became our wholly-owned subsidiary. We completed our initial public offering in October 2006.

In October 2007, we acquired the Top Star hotel chain, which had 26 hotels in operation at the time of the acquisition with approximately 4,200 rooms located in 18 cities across China. Effective October 1, 2011, we acquired Motel 168, which had 297 hotels in operation at the time of the acquisition, including 144 leased-and-operated hotels and 153 franchised-and-managed hotels, with approximately 47,099 rooms located in 85 cities across China.

As of December 31, 2011, we had 1,426 hotels in operation, including 698 leased-and-operated hotels and 728 franchised-and-managed hotels, with approximately 176,562 rooms located in 212 cities across China, and an additional 198 hotels under development.

Our principal executive offices are located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. Our telephone number at this address is +86 21 3401 9898. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a leading economy hotel chain in China, based on the number of our hotels, the number of our hotel rooms, and the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning “Home Inn” brand, our new “Yitel” brand and our recently acquired “Motel 168” brand. Since we commenced operations in 2002, we have become one of the best-known economy hotel chains in China. We offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging.

We have experienced substantial growth while maintaining profitability since 2003. Our hotels in operation grew rapidly from 10 hotels in 4 cities as of the end of 2003 to 1,426 hotels in 212 cities as of the end of 2011. Our total revenues grew from RMB 2.60 billion in 2009 to RMB 2.91 billion in 2010 and RMB 3.96 billion (US$629.1 million) in 2011. Meanwhile, our net income attributable to Home Inns’ shareholders grew from RMB 256.0 million in 2009 to RMB 359.5 million in 2010 and declined to RMB 351.6 million (US$55.9 million) in 2011.

We have achieved our growth by utilizing two business models. We either lease real estate properties with which we develop and operate hotels, or we franchise our brand and manage these franchised hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2011, our hotel chain consisted of 698 leased-and-operated hotels in operation with an additional 55 leased-and-operated hotels contracted or under construction and 728 franchised-and-managed hotels in operation and an additional 143 franchised-and-managed hotels contracted or under construction.

We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. We have received the “Golden Pillow Award” for the best brand in economy hotels from the 21st Century Business Herald, a national financial and economic journal in China, every year since 2007. We have been recognized with inclusion in numerous top 10 lists, most notably “Hotel Management Groups Top 10” award for 2009 and the China Chain Store & Franchise Association’s “China Top 10 Hotel Brands” award for 2010. The Corporate Research Foundation named us as one of “China’s Top Employers” for 2009. In 2010, we won an “International Franchisor of the Year” award from the Singapore Franchising & Licensing Association. In 2011, we won the 2010 “Excellent National Brand of China Hotel Industry” from the China Hotel Association, a “China Franchise Prize” from the China Chain Store & Franchise Association, a “Global 100 Companies with Greatest Growth Potential” award from the Chinese edition of Fortune magazine and a “Best Operational Practices” award from the Harvard Business Review.

Market Outlook

The growth in the Chinese economy hotel sector has benefited greatly from the overall growth of the Chinese economy in the past ten years. By unofficial estimates, economy hotels in China represented approximately 13% of the overall Chinese lodging market in terms of number of rooms by the end of 2011. The outlook for Chinese economy hotel growth continues to be positive, in our view, taking into consideration China’s continued GDP expansion and urbanization and the increasing spending capability of Chinese consumers, which are factors that tend to support a rising average daily rate for the sector over time. We believe that the Chinese economy hotel market will remain demand-driven for the next two to three years, and therefore that occupancy rates for mature hotels will continue to be around 90 percent in the foreseeable future as business activities and leisure travel exhibit steady growth. We understand that policy makers consider the travel industry to be one of the key industries in China for enhancing domestic consumption, and we are of the view that the leading branded economy hotel operators will continue to increase scale and geographic coverage for the foreseeable future. If the pace of growth continues at current levels, we believe that the economy hotel sector will increase its share of the overall lodging space to 20% or potentially more in the next eight to ten years.

Our Hotel Chain

We are a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers. We are dedicated to providing consistent and high-quality products and services to our customers, allowing them to enjoy the comforts of home while staying at any of our hotels. In addition to our Home Inn brand of hotels, in November 2010 we launched a new hotel brand targeting the midscale and upscale market which we call Yitel, or Heyi in Chinese. Effective October 1, 2011, we acquired Motel 168, an economy hotel chain with national scope that has been in operation since 2003. Motel 168 tends to cater more to younger leisure travelers. As of December 31, 2011, we had a total of 1,426 hotels in operation, including 1,115 hotels under the Home Inn brand, 307 hotels under the Motel 168 brand and 4 hotels under the Yitel brand, covering a total of 212 cities across China, as well as an additional 198 hotels contracted or under construction which will extend our reach to a total of 240 cities across China.

Our hotel chain currently covers most major metropolitan areas in China. We intend to further penetrate the cities and metropolitan areas where we already have a presence and also expand into additional cities in China with a population of over one million, an annual GDP of over RMB 10 billion (US$1.6 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services. Because we believe that our Motel 168 brand is complementary to our Home Inn brand, we may open new Motel 168 hotels in locations where we would not necessarily open additional Home Inn hotels.

A typical Home Inns hotel has 80 to 160 guest rooms. Our existing Motel 168 hotels vary more in size, from 80 up to 500 rooms, with an average of around 150 rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a comfortable bedding package, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Our hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and large residential neighborhoods.

The following table sets forth a complete listing of all of our hotels as of December 31, 2011:

			Hotels in Operation						Hotels Contracted (1)
			Leased-and- Operated			Franchised- and-Managed			Leased-and- Operated			Franchised- and-Managed
	Number of Hotels	Number of Cities	Home Inns	Motel 168	Yitel	Home Inns	Motel 168	Yitel	Home Inns	Motel 168	Yitel	Home Inns	Motel 168	Yitel
Jiangsu	264	29	65	23	—	86	56	—	2	1	—	19	12	—
Shanghai	190	1	32	45	1	46	58	1	—	—	—	4	3	—
Shandong	164	34	76	6	—	57	3	—	9	—	—	13	—	—
Beijing	125	1	24	4	1	85	1	—	—	—	—	10	—	—
Zhejiang	103	16	13	10	—	55	17	—	3	—	—	3	2	—
Guangdong	93	18	51	18	—	12	1	—	6	—	—	5	—	—
Liaoning	77	13	31	3	—	30	—	—	3	2	1	7	—	—
Hebei	57	11	20	1	—	24	1	—	5	—	—	6	—	—
Tianjin	56	1	18	4	—	29	1	—	1	—	—	2	1	—
Shaanxi	51	4	22	2	—	18	1	—	3	—	1	4	—	—
Hubei	45	6	20	8	—	9	3	—	2	—	—	3	—	—
Fujian	38	7	9	—	—	26	1	—	—	—	—	2	—	—
Anhui	37	11	11	4	—	6	9	—	—	—	—	4	3	—
Henan	35	12	15	1	—	12	2	—	1	—	—	2	2	—
Heilongjiang	34	9	20	2	—	7	—	—	1	—	—	3	1	—
Shanxi	31	8	9	—	1	13	1	—	3	—	—	4	—	—
Sichuan	24	7	10	2	—	7	2	—	—	—	—	3	—	—
Jilin	23	6	15	2	—	5	—	—	—	—	—	1	—	—
Inner Mongolia	21	6	10	—	—	5	—	—	—	—	—	6	—	—
Gansu	20	6	11	—	—	3	—	—	4	—	—	2	—	—
Hunan	20	7	10	5	—	3	—	—	1	—	—	—	1	—
Guangxi	19	5	13	—	—	1	2	—	—	—	—	3	—	—
Xinjiang	18	2	10	—	—	5	1	—	2	—	—	—	—	—
Yunnan	18	6	6	—	—	5	1	—	2	—	—	4	—	—
Chongqing	15	1	6	2	—	3	1	—	—	—	—	3	—	—
Jiangxi	13	4	7	—	—	5	1	—	—	—	—	—	—	—
Guizhou	12	2	5	2	—	3	—	—	—	—	—	2	—	—
Hainan	11	3	7	—	—	1	—	—	1	—	—	2	—	—
Ningxia	6	3	4	—	—	1	—	—	1	—	—	—	—	—
Qinghai	4	1	1	—	—	2	—	—	—	—	—	1	—	—

Total	1,624	240	551	144	3	564	163	1	50	3	2	118	25	—

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors. We are responsible for hotel development and customization to conform to the standards of our hotel chain, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels as well as purchasing supplies. We typically enjoy rental holidays of three to six months and pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.3 million (US$0.05 million) to RMB 12.0 million (US$1.9 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 5 to 20 years, most of which are 15 to 20 years in duration. In general, upon expiration of these leases, we may dispose of the removable fixtures, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.

In the case of early termination of a lease due to the lessor’s default, we are generally entitled to take all removable items installed by us and may also be compensated for the amount we spent in connection with the leasehold improvements. In the case of early termination of a lease due to our default, we are generally entitled to take all removable items installed by us, the lessor is entitled to the leasehold improvements which result from our investments, and we may have to pay liquidated damages equal to a proportion or multiple of the remaining rent due.

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Home Inn,” “Motel 168” and “Yitel” brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of between RMB 0.25 million and RMB 0.45 million per hotel and ongoing franchise and management fees equal to 6% of gross revenue, including an annual brand royalty fee of 3%, an annual management fee of 1.5% and an annual franchise fee of 1.5%, with the exception that the annual management fees and annual franchise fees in new Motel 168 franchise agreements are generally only 1% each while we integrate franchised-and-managed Motel 168 hotels. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight years. Motel 168 franchise agreements that were signed before the acquisition differ in certain terms: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing franchise and management fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration is typically five years.

Future franchise agreements for all brands will be based on the form we currently use for our Home Inn and Yitel franchisees.

The following table sets forth additional information about of our hotels in operation as of December 31, 2011.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease or Franchise Term
Leased-and-operated Hotels	698	622	76	135	15–20 years
Franchised-and-managed Hotels	728	598	130	113	5–8 years

We also operate seven leased-and-operated hotels through joint ventures. We control six joint ventures through Home Inns Hotel Management (Shanghai) Co., Ltd., which owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture. We also have joint control of another joint venture through Motel 168 Hotel Management (Shanghai) Co., Ltd., which owns 50% of that entity.

We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, the month that includes Chinese New Year (which can fall in late January or early February) generally accounts for a lower portion of our annual revenues than other months.

Hotel Development

We follow a structured and systematic development and construction process with respect to our development of new hotel properties. Our multi-step development process starts with planning and site identification. We have staff based in our head office in Shanghai focusing on identifying potential new markets and performing comprehensive studies of each new market by conducting site visits and gathering background information such as the regional economic conditions, economic development plans and availability of existing hotel accommodation services in the prospective new markets. After the development plans are designed and market opportunities are identified, we assign our regional development staff members and the city general managers in each region to survey and select ideal hotel locations in the chosen markets. Once a site has been selected, we negotiate with the property owner while concurrently conducting due diligence with respect to a number of major legal and regulatory aspects, including the owner’s land title and relevant zoning regulations. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we convert the properties into standardized hotels. Our lease term negotiations are guided by a comprehensive set of criteria, including certain financial return requirements. All new hotel leases are subject to the final approval of four designated members of our investment committee, including our chief executive officer, David Jian Sun. As a leading branded economy hotel chain in China, we are generally able to establish credibility with property owners and secure desirable properties on reasonable terms. We commence constructing a standardized hotel after definitive agreements with the owner have been executed. A majority of the construction materials and supplies for the new hotel are purchased through our centralized procurement system. For our franchised-and-managed hotels, we assist franchisees in refurbishing, renovating or constructing their properties, and in meeting our brand specifications by providing technical expertise and cost-savings suggestions. Before completion of construction, we carry out a series of pre-opening activities, such as identifying and appointing the general manager and other members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening. It typically takes four to six months from execution of a lease or franchise agreement to hotel opening.

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 250.4 million, RMB 546.4 million and RMB 909.1 million (US$144.4 million) in 2009, 2010 and 2011, respectively. We will continue to incur capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

We seek to lease or franchise properties that meet the following market- and hotel-specific criteria:

General Market Criteria

Economic Growth. We focus on cities and metropolitan areas that are approaching, or have already entered into, periods of significant economic growth. Such cities and metropolitan areas generally show growth in certain business activities as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit growth in these metrics typically have strong demand for hotel facilities and services. Provincial capitals also have strong demand for hotel facilities and services. We have identified approximately 250 such cities in China, including cities with a population of over one million, annual GDP of over RMB 10 billion (US$1.6 billion), or both. We intend to continue focusing on these cities and metropolitan areas going forward.

Geographic Diversification. We seek to maintain a portfolio of hotels that is geographically diverse to offset the effects of regional economic cycles. We will continue to expand into new urban business centers as opportunities arise that meet our investment criteria.

Favorable Development Environment. We seek lodging markets with favorable hotel development environments, in particular in newly emerged markets where zoning requirements are minimal, local development approval and registration processes are not complex and lengthy, and suitable property sites and local construction resources are available.

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

Hotel Management

We believe that skilled management is a critical element in maximizing revenues and profitability of our hotel operations. A majority of our senior hotel management team has extensive experience in the hospitality and other consumer-services industries. Personnel at our corporate office perform strategic planning, finance, project development, sales and marketing, training and other functions and guide, support and monitor our on-site hotel operations. Each of our headquarter departments, including hotel operations, sales and marketing, human resources, training, information technology, development, legal, and accounting and finance, is staffed by an experienced team with significant expertise in their respective area. These departments support each hotel and its management in day-to-day activities by providing operating statistics, accounting and budgeting services, sales and revenue management, marketing and promotion support, cost controls, property management tools and other resources that we develop, maintain and deliver efficiently and effectively using our centralized corporate office resources. Key elements of our centralized hotel management programs include the following:

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

We monitor the compliance of our hotels with quality standards through both scheduled and unannounced visits and reviews conducted periodically at each hotel. Quality inspection scores are integrated into performance measurements. Periodically, we require most of our employees to take tests to monitor their knowledge of our quality standards. In addition, our practice of tracking customer comments through guest comment cards, and the direct solicitation of guest opinions regarding specific items, allows us to improve services and amenities at each hotel across our hotel chain.

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

Targeted Sales. We support each hotel’s local sales efforts with corporate office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use our property management system to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system which handles internet booking and toll-free calls, third-party travel agents and other travel intermediaries, and corporate travel offices. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability. Our customer relationship management programs offer incentives to customers in our loyalty programs, who represent over 50% of our rooms sold.

Hotel Information and Operational Systems

The principal objectives of our hotel operations are to generate higher RevPAR, control costs and increase the net operating income of our hotels, while providing our customers with high-quality services and value. Our integrated information and operational systems are proprietary and were designed to differentiate us in the marketplace and to operate efficiently and cost-effectively today as well as to accommodate future growth. Our investment in our sophisticated system infrastructure delivers better customer service, ease of storage and processing of large amounts of data, support of large-scale operation and automated business administration and real-time financial and operational information from each hotel to enable strategic decision making on a timely basis.

Our key hotel information and operational systems include the following:

Property Management System. Our proprietary property management system is designed to help our hotels maximize profitability and compete more effectively by managing their room inventory, rates and reservations. The property management system synchronizes each hotel’s room inventory with our reservation system, giving our reservation agents the capability to sell available rooms at our hotels. The property management system also includes a revenue management feature that calculates and suggests optimum rates based on each hotel’s past performance and projected occupancy. These tools enhance our ability to effectively manage our hotel operations and maximize RevPAR. After the acquisition of Motel 168 effective October 1, 2011, we continued to operate Motel 168’s existing property management system, and we plan to make improvements to it in 2012.

Central Reservation System. In 2011, approximately 14.4% of our total hotel room nights were booked through our proprietary reservation system, which primarily consists of our toll-free telephone reservation system. As of December 31, 2011, we employed an aggregate of 261 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a hotel that meets the caller’s needs. Our central reservation system provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made. After the acquisition of Motel 168 effective October 1, 2011, we continued to operate Motel 168’s existing central reservation system alongside our own, with integration of data between the two.

Customer Relationship Management System. Our proprietary customer relationship management system tracks the consumption patterns and accumulated and redeemed points of the active members of our Home Inns membership rewards program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy. We plan to discontinue the Motel 168 membership rewards program and integrate its existing members and their outstanding membership points with our Home Inns program in 2012.

Management Reporting System. We have designed a proprietary web-based management reporting system that records the daily financial and operating performance of each of our hotels in a central database for monitoring and analysis. This system allows us to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating and financial data. One of our ongoing primary objectives is to maintain reliable information, management and operational systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our computers and servers are hosted at a facility in Shanghai. This facility provides redundant utility systems, a backup electric generator and 24-hour server support. All servers have uninterrupted power supplies and redundant file systems to maximize system and data availability. We regularly back up our data to minimize the impact of data loss due to system failure.

Sales and Marketing

Our core targeted customers consist of value-oriented individual small-and-medium-enterprise business travelers and leisure travelers seeking comfortable and convenient lodging at an affordable price. We systematically review our hotel pricing twice a year and typically adjust room rates annually based on the local market conditions of the city, the specific location of each hotel and the development plans for that local market. Under certain conditions we have also begun to adjust price at selected hotels according to seasonality and major event schedules in recent years. Our head office team and our city and hotel managers jointly develop tailored marketing plans to drive sales for each hotel and in each city. We use management and operational systems to manage each hotel’s use of the various distribution channels in the lodging industry. Those channels include our centralized reservation system and toll-free numbers, third-party travel agents and other travel intermediaries and corporate travel offices. Our access to these channels allows us to further enhance occupancy rates of our hotels on a day-to-day basis.

The following table presents the approximate percentage of room nights stayed for our Home Inn and Yitel brand hotels in 2011, by customer channel:

Customer Channel	Approximate Percentage of Total Room Nights Stayed in 2011
Central reservation system bookings by individual members of our Home Inns membership network	12.7
Central reservation system bookings by non-members of our Home Inns membership network	1.7
Reservations made directly with hotels by individual members of our Home Inns membership network	44.6
Walk-ins	8.5
Corporate accounts	13.3
Travel agencies and consolidators	6.5
Others	12.6

Total	100.0%

Both of our centralized reservation centers are located in Shanghai, China and provide services 24 hours a day, seven days a week. Customers can call our nationwide toll free number for Home Inn or Motel 168 to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2011, we employed 261 reservation agents at our two centers, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. If we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

Our corporate marketing and advertising programs are designed to enhance consumer awareness and preference for the “Home Inn” brand and the “Motel 168” brand as offering the greatest value, convenience and comfort in the economy hotel segment of the Chinese lodging industry, and to encourage customers’ use of our centralized reservation system. Marketing and advertising efforts include outdoor advertisements, distribution of flyers and other marketing materials on our hotel properties, television, internet and radio advertising, print advertising in consumer media and promotional events, special holiday promotions and joint promotional activities.

We have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of December 31, 2011, our Home Inns brand membership reward program had approximately 5,089,000 active members, as compared to approximately 3,750,000 and 2,617,000 active members as of December 31, 2010 and 2009, respectively. Our Motel 168 brand program, which we plan to discontinue and combine with our Home Inns brand program in 2012, had approximately 2,471,000 active members as of December 31, 2011. Our membership reward program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.

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

We have implemented extensive training programs and periodic tests for managerial and other hotel-based staff primarily through our training facility, “Home Inns Academy.” New general managers of our hotels and executive assistants to general managers are required to undergo a two-month training period, during which they receive training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. We also require our hotel general managers and city managers to participate in annual training programs so that they can stay abreast of changes in our hotel operations and consumer preferences and demands. In addition, all employees of a new hotel are required to undergo an approximately 25-day job training prior to commencing their duties. We also have trained on-site managers in many of our hotels to provide continuous training to our hotel staff. In addition to training, we have implemented periodic tests to assess the relevant knowledge and skills of our managerial and other employees. We are integrating the existing employees at our Motel 168 hotels into our on-the-job training programs, and all new employees at Motel 168 hotels will go through the same training as those at our other hotels.

To ensure that all of our hotels have the best possible performance, we have established an effective and clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception. We were included in the Corporate Research Foundation’s list of “China’s Top Employers” for 2009.

Excluding employees of our franchised-and-managed hotels, we had 15,810, 16,313 and 26,670 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, our employees consisted of 23,976 hotel-based employees, 261 reservation agents at our centralized reservation center, and 2,433 corporate staff. Approximately 21% of our employees are associated with labor unions. We consider our relations with our employees to be good.

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

We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, 7 Days Inn, Han Ting, Green Tree Inn and Super 8, as well as various regional and local economy hotel chains. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four- or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively low barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology, services and products from those of our competitors and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 94 registered trademarks in China, including 如家 (for Home Inns), 莫泰 (for Motel 168) and 和颐 (for Yitel). We are applying for registration of 27 new trademarks in China. We have also registered our domain names www.homeinns.com, www.motel168.com and www.yitel.com with the Internet Corporation for Assigned Names and Numbers.

We cannot guarantee that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary technology without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

Insurance

Our hotels are covered by property and liability insurance policies with coverage features and insured limits that we believe are customary for similar properties in China. We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we suffer losses or are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected.

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, the most recent version of which was promulgated on December 24, 2011. Under this catalogue, the hotel industry (other than the development and operation of high-end hotels) belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. Market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operations, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

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

Regulations on Foreign Currency Exchange

Under various rules and regulations issued by SAFE and other relevant PRC government authorities, the RMB is convertible for current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

Regulations on Employee Stock Holding Plan or Stock Option Plan

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the new Share Incentive Rule, which replaced a previous circular promulgated in 2007. Under the new Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through the PRC subsidiary of the overseas publicly listed company to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and fund transferring for the share incentive plan participants.

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

Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C. Organizational Structure

The following two charts illustrates our company’s organizational structure.

Chart 1

Note:	Home Inns Hotel Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one joint venture.

Chart 2

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 5,423 square meters of office space for our headquarters and call centers. As of December 31, 2011, we leased 698 of our 1,426 hotel facilities with an aggregate size of 3.69 million square meters. For information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Hotel Chain.”

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

Our non-financial key performance indicators consist of the increase in the total number of hotels and hotel rooms in our hotel chain as well as the RevPAR achieved by our hotels. The increase in the number of hotels in our hotel chain is largely affected by the demand for our hotels in various cities and our ability to successfully identify and secure new properties and develop new hotels at desirable locations. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, the effectiveness of our sales and brand promotion efforts, our ability to maintain the consistency and quality of our facilities and service, the performance of managerial and other employees of our hotels, and our ability to respond to competitive pressure. We set room rates of our hotels primarily based on the location of a hotel and room rates charged by our competitors within the same locality. Changes in RevPAR primarily due to changes in average occupancy rates achieved have different implications for our total revenues and profitability than changes in RevPAR primarily due to changes in average daily rates achieved. For example, increases in occupancy at our hotels would generally lead to increases in room revenues as well as additional incremental costs, such as housekeeping services, utilities and room amenity costs. However, RevPAR increases due to higher room rates generally would not result in these additional room-related costs. As a result, RevPAR increases due to higher room rates would have a greater positive effect on our profitability.

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

Revenues. In 2011, we generated total revenues of RMB 3.96 billion (US$629.1 million). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:

•	the total number of hotels in our hotel chain;

•	the total number of hotel rooms in our hotel chain;

•	occupancy rates achieved by our hotels;

•	average daily rates achieved by our hotels; and

•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

        Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. The acquisition of Motel 168 effective October 1, 2011 has significantly increased the number of hotels in our hotel chain, in conjunction with our organic growth. As of December 31, 2011, we had entered into binding contracts with lessors of 33 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB 158.2 million (US$25.1 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, existing cash balance and bank credit facilities. Motel 168 historically had lower occupancy rates than Home Inns hotels, in part due to operating inefficiencies and in part due to the materially higher average number of rooms in Motel 168 hotels that were built before the time of the acquisition. We believe that we can raise the occupancy rates at existing Motel 168 hotels as we integrate their operations and personnel with our own, and we plan to design new Motel 168 hotels with a smaller average number of rooms. For the near future, RevPAR for mature hotels might reasonably be expected to be at least stable or increasing slightly year over year, on a same hotel basis, assuming a stable economic growth environment. Continued expansion into smaller markets, where average daily rates are lower compared to those in larger or more mature and established markets, may cause overall average daily rate to experience short-term decline before rising again as these smaller markets develop in the future.

The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Leased-and-operated hotels	2,453,105	94.3	2,910,458	91.9	3,559,740	565,586	89.9
Franchised-and-managed hotels	147,535	5.7	256,799	8.1	399,986	63,551	10.1

Total revenues	2,600,640	100.0	3,167,257	100.0	3,959,726	629,137	100.0
Less: Business tax and related surcharges	(158,975)	(6.1)	(191,232)	(6.0)	(249,274)	(39,606)	(6.3)

Net revenues	2,441,665	93.9	2,976,025	94.0	3,710,452	589,531	93.7

Leased-and-operated Hotels. In 2011, we generated revenues of RMB 3.56 billion (US$565.6 million) from our leased-and-operated hotels, which accounted for 89.9% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform them to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Revenues from our leased-and-operated hotels primarily consist of revenues from sales of room stays and, to a much lesser extent, revenues from sales of food and beverage at our hotels and other services. We recognize revenues from sales of room stays, food and beverage when our services are rendered.

Franchised-and-managed Hotels. In 2011, we generated revenues of RMB 400 million (US$63.6 million) from our franchised-and-managed hotels, which accounted for 10.1% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels to our hotel chain.

For our franchised-and-managed hotels, we franchise our brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee between RMB 0.25 million and RMB 0.45 million per hotel, an annual brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel, with the exception that annual management fees and annual franchise fees in new Motel 168 franchise agreements are generally only 1% each. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight years. Motel 168 franchise agreements that were signed before the acquisition differ in certain respects: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing franchise and management fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration is typically five years.

For each franchised-and-managed hotel under our standard franchise agreement, we recognize the initial franchise fee as revenue when the franchised-and-managed hotel opens for business, the fee becomes non-refundable, and we have fulfilled all our commitments and obligations. We recognize ongoing franchise and management fees as revenues when the franchised-and-managed hotel recognizes revenues from which we derive the fees. We recognize fees received from franchisees for system usage, maintenance and support as revenues when our services are rendered. The Motel 168 franchise agreements that were signed before the acquisition differ in certain respects: we recognize the initial franchise fee as deferred revenue when cash is received and recognize as revenue during the franchising period which usually is five years as the franchisees have a refund right that lapses gradually over a five-year period.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for our leased-and-operated hotels, sales and marketing expenses, general and administrative expenses and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	2,600,640	100.0	3,167,257	100.0	3,959,726	629,137	100.0
Less: Business tax and related surcharges	(158,975)	(6.1)	(191,232)	(6.0)	(249,274)	(39,606)	(6.3)

Net revenues	2,441,665	93.9	2,976,025	94.0	3,710,452	589,531	93.7
Operating costs and expenses (1):
Leased-and-operated hotel costs:
Rents and utilities	(797,944)	(30.7)	(875,510)	(27.6)	(1,232,662)	(195,850)	(31.1)
Personnel costs	(461,949)	(17.8)	(506,406)	(16.0)	(657,655)	(104,411)	(16.6)
Depreciation and amortization	(281,543)	(10.8)	(308,888)	(9.8)	(398,914)	(63,381)	(10.1)
Consumables, food and beverage	(172,467)	(6.6)	(173,256)	(5.5)	(258,120)	(41,011)	(6.5)
Others	(275,186)	(10.6)	(310,705)	(9.8)	(413,815)	(65,749)	(10.5)

Total leased-and-operated hotel costs	(1,989,089)	(76.5)	(2,174,765)	(68.7)	(2,960,666)	(470,402)	(74.8)
Personnel costs of franchised-and-managed hotels	(24,874)	(1.0)	(44,128)	(1.4)	(72,009)	(11,441)	(1.8)
Sales and marketing expenses	(30,462)	(1.2)	(33,257)	(1.0)	(44,451)	(7,063)	(1.1)
General and administrative expenses	(155,606)	(5.9)	(193,482)	(6.1)	(335,888)	(53,367)	(8.5)

Total operating costs and expenses	(2,200,031)	(84.6)	(2,445,632)	(77.2)	(3,413,014)	(542,273)	(86.2)

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

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising expenses, production costs of marketing materials, expenses associated with our membership reward program, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our sales and marketing expenses will increase as we promote our brand.

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

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Leased-and-operated hotel costs—personnel costs	—	—	—	—	3,283	522	4.3
Personnel costs of franchised-and-managed hotels	—	—	—	—	3,369	535	4.4
Sales and marketing expenses	—	—	—	—	656	104	0.8
General and administrative expenses	32,009	100.0	53,272	100.0	69,227	10,999	90.5

Total share-based compensation expenses	32,009	100.0	53,272	100.0	76,535	12,160	100.0

Non-GAAP Financial Measures. To supplement our consolidated financial results presented in accordance with U.S. GAAP, we use two measures defined as non-GAAP financial measures in evaluating our business: EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP). We define EBITDA (non-GAAP) as net income attributable to Home Inns’ shareholders before interest income, interest expenses, income tax expense, and depreciation and amortization. We define adjusted EBITDA (non-GAAP) as EBITDA (non-GAAP) further adjusted to eliminate net foreign exchange loss or gain, share-based compensation, gain on buy-back of convertible bonds, issuance costs for convertible bond, acquisition expenses and integration cost for Motel 168, loss on change in fair value of interest swap transaction and loss or gain on change in fair value of convertible notes. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table below.

	For the Year Ended December 31,
	2009	2010	2011
Reconciliation of non-GAAP financial measures	RMB	RMB	RMB	US$
Net income attributable to Home Inns’ shareholders	256,003	359,499	351,531	55,854
Interest income	(6,686)	(9,454)	(31,996)	(5,084)
Interest expenses	10,983	2,024	46,868	7,447
Income tax expense	62,166	139,969	169,442	26,922
Depreciation and amortization	292,050	319,989	413,105	65,636

EBITDA (non-GAAP)	614,516	812,027	948,950	150,775
Foreign exchange loss/(gain), net	286	4,350	(15,849)	(2,518)
Share-based compensation	32,009	53,272	76,535	12,160
Gain on buy-back of convertible bonds	(69,327)	(2,480)	(1,521)	(242)
Issuance costs for convertible bond	—	42,559	—	—
Acquisition expenses—Motel 168	—	—	63,824	10,141
Integration cost—Motel 168	—	—	19,505	3,099
Non-operating expenses—Loss on change in fair value of interest swap transaction	—	—	7,315	1,162
Loss/(gain) on change in fair value of convertible notes	—	9,040	(198,547)	(31,546)

Adjusted EBITDA (non-GAAP)	577,483	918,768	900,212	143,031

Adjusted EBITDA (non-GAAP) as a percentage of total revenue	22.2%	29.0%	22.7%	22.7%

Seasonality

Our business is subject to fluctuations in revenues due to seasonality, which may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the Chinese New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Further, travel volume in second and third quarters of the year is generally higher given better weather conditions and school vacations. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period.

In addition, the occurrence of major events may affect our operating results, in particular for the hotel locations where those events are held. Examples of major events in recent years include the Beijing Olympics in 2008 and the Shanghai World Expo in 2010. In years where there are no comparable events, our performance may suffer by comparison. For example, the decrease in our RevPAR from 2010 to 2011 was driven by a lower occupancy rate and a lower average daily rate due to the absence of the price premium that our Shanghai hotels enjoyed during the six months of the 2010 Shanghai World Expo.

Taxation

We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. We also have two subsidiaries incorporated in the Cayman Islands.

Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, our subsidiaries in Hong Kong have not been required to pay profit tax as they have had no assessable profit.

Motel 168 has subsidiaries in the British Virgin Islands and the Republic of Mauritius. These subsidiaries are not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands or the Republic of Mauritius.

Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 6% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China are generally subject to the standard enterprise income tax at a rate of 25%. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly-owned subsidiary, Hemei Hotel Management Company, enjoyed a 22% enterprise income tax rate during 2010 due to its place of incorporation and operation in the Pudong New District of Shanghai. It is now subject to a tax rate of 24% in 2011, and its tax rate is expected to increase to 25% in 2012.

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

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” i.e., enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Undistributed earnings generated prior to January 1, 2008 are exempt from the 10% PRC income tax. We are a holding company incorporated in the Cayman Islands that indirectly holds, through subsidiaries in the Cayman Islands, the British Virgin Islands, Mauritius and Hong Kong, other subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2009 payable to us by our subsidiaries in China, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the Enterprise Income Tax Law.

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

Our effective income tax rate varies over the years and the following table sets forth a reconciliation between statutory tax rate and the effective tax rate:

	2009	2010	2011
Statutory corporate income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(3%)	(3%)	(3%)
Permanent difference (non-deductible expenses and non-taxable gains)	(1%)	6%	3%
Corporate income tax refund	(2%)	—	—
Withholding tax for profit distribution from onshore subsidiaries to offshore subsidiaries	—	—	7%

Effective corporate income tax rate	19%	28%	32%

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

Basis of Consolidation

The consolidated financial statements include the financial statements of Home Inns & Hotels Management Inc., its subsidiaries and its variable interest entities, or VIEs. All significant transactions and balances between Home Inns & Hotels Management Inc., its subsidiaries and certain VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which Home Inns & Hotels Management Inc., directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, has the power to cast a majority of the votes at a meeting of the board of directors or has the power to govern the entity’s financial and operating policies under a statute or agreement among the shareholders or equity holders.

Prior to January 1, 2010, we followed FIN 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, in accounting for variable interest entities and their consolidation. Certain entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We were considered the primary beneficiary of these entities because we absorbed a majority of the entities’ expected losses and received a majority of the entities’ expected residual returns. Accordingly, the financial statements of the following VIEs were consolidated into our financial statements since their respective dates of establishment or acquisition:

Name of VIE	Our ownership interest
Home Inns & Hotels Management (Xiamen) Co., Ltd.	51%
Home Inns & Hotels Management (Fuzhou) Co., Ltd.	51%
Home Inns & Hotels Management (Caoxi) Co., Ltd.	51%
Home Inns & Hotels Management (Caobao) Co., Ltd.	75%
Home Inns & Hotels Management (Dongguan) Co., Ltd.	65%
Home Inns & Hotels Kuaijie (Fuzhou) Co., Ltd.	70%

In June 2009, the Financial Accounting Standards Board, or FASB, issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in ASC 810, Consolidation. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. We adopted this guidance as of January 1, 2010.

In accordance with the new guidance, we are deemed to have a controlling financial interest and are the primary beneficiary of these VIEs as we have both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we continue to consolidate the same VIEs that we had consolidated prior to January 1, 2010 and the adoption of FAS 167 effective as of January 1, 2010 did not have any impact on our consolidated financial statements.

The total registered capital of the six VIEs was RMB 6.0 million as of December 31, 2010. The total net assets of the consolidated VIEs were RMB 26.3 million as of December 31, 2010. The total net income of the six VIEs was RMB 11.4 million and RMB 16.3 million in the years ended December 31, 2009 and 2010, respectively. Our management monitors the regulatory risk associated with these contractual arrangements. There are no consolidated VIE assets that are collateral for the VIE obligations and which can only be used to settle the VIE’s obligations. Creditors of the VIEs have no recourse to the general credit of Home Inns & Hotels Management (Shanghai) Co., Ltd., which is the primary beneficiary of the VIEs.

In 2011, we determined that the six VIEs were no longer considered variable interest entities effective for the year ended December 31, 2011. As we have majority legal ownership in these entities, we continue to consolidate them. The reconsideration event did not have any impact on our consolidated financial statements.

We evaluate our business relationships such as those with franchisees to identify potential variable interest entities. Generally, these businesses qualify for the business scope exception under the consolidation guidance. We have concluded that consolidation of any such entities is not appropriate for the years ended December 31, 2009, 2010 and 2011.

Allowance for Doubtful Accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. As of December 31, 2010 and 2011, the allowance for doubtful accounts was nil and RMB 0.3 million, respectively.

Business Combinations

U.S. GAAP requires that business combinations be accounted for under the acquisition method. From January 1, 2009, we adopted ASC 805 “Business Combinations”. Following this adoption, the total consideration for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the sum of the consideration transferred, the fair value of the non-controlling interests and the acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the entity acquired, the difference is recognized directly in the statements of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections and the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determinations that we have made are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Joint Ventures

Investment in a joint venture is accounted for by the equity method of accounting as we have the ability to exercise significant influence but do not have a controlling interest. Under this method, our income or loss from investment is recognized in our consolidated statements of operations. Unrealized gains on transactions between us and the joint venture are eliminated to the extent of our interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in the joint venture equals or exceeds our interest in the joint venture, we do not recognize further losses unless we have incurred obligations or made payments on behalf of the joint venture.

We review our investment in the joint venture to determine whether a decline in fair value below the carrying value is other than temporary at period end. The primary factors that we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There were no impairment losses for our investment in the joint venture in the year ended December 31, 2011.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is allocated to the related reporting units. U.S. GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The first step of the test for impairment compares the book value of the reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment of goodwill was recognized for the years ended December 31, 2009, 2010 and 2011.

Impairment of Long-lived Assets and Definite-lived Intangible Assets

Long-lived assets and intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. The impairment losses recognized for the year ended December 31, 2009, 2010 and 2011 were RMB 5.5 million, nil and RMB 1.7 million, respectively.

Accruals for Customer Reward Program

We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates and priority in hotel reservation and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly.

Prior to the second quarter of 2011, we did not apply redemption rates to the estimation on reward cost due to the limited history of our customer reward program. With sufficient historical information and accumulated knowledge on reward point redemption and expiration, we have applied a historical redemption rate of 20% prospectively in estimating the costs of reward points since April 1, 2011. We reassess the redemption rate at each period end to ensure that the estimate of redemption rate is reasonable.

As of December 31, 2010 and 2011, the accruals for customer reward program amounted to RMB 17.4 million and RMB 5.2 million, respectively, based on the estimated liabilities under the customer reward program. Had we not applied the redemption rate in estimating accruals for customer reward program, the accrual balance as of December 31, 2011 would have been RMB 19.9 million, implying an impact of RMB 14.6 million to the consolidated statement of operation in 2011.

Revenue Recognition

Revenue from leased-and-operated hotels represents primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods are delivered and services are provided.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which historically have approximated 3% to 6% of the room revenues of the franchised-and-managed hotels. The one-time franchise fee is either recognized when the franchised-and-managed hotel opens for business and the fee becomes non-refundable or recorded as deferred revenue when cash is received and recognized as revenue over the franchise period, which usually is five years, when the group has fulfilled all its commitments and obligations, including having provided the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. The franchise fee is an initial one-time fee. For franchise agreements signed under the Home Inns brand and Yitel brand and franchise agreements signed under the Motel 168 brand after our acquisition of Motel 168, the franchise fee is recognized as revenue when the franchised hotel opens for business, the franchise fee becomes non-refundable, and we have fulfilled all our commitments and obligations including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. For franchise agreements signed by Motel 168 prior to our acquisition of it, the franchise fee is recorded as deferred revenue when the cash is received and recognized as revenue during the franchising period which usually is five years as the franchisees have a refund right that lapses gradually over a five-year period. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include a system maintenance and support fee and a central reservation system usage fee, which are recognized when services are provided.

Prior to the second quarter of 2011, revenue from one-time membership fees was deferred when received and was recognized when membership records showed no activity after a year. With sufficient historical information and accumulated knowledge on membership activity pattern, we estimated that the average life of memberships is approximately two years. Therefore, the change in accounting estimate is applied prospectively, and revenue from one-time membership fees has been recognized over two years on a straight line basis since April 1, 2011. For the years ended December 31, 2009, 2010 and 2011, we recognized revenues of RMB 14.4 million, RMB 33.8 million and RMB 79.4 million, respectively, from one-time membership fees. Had we not changed the accounting estimate of average life of memberships, revenue from one-time membership fees would have been RMB 61.6 million in 2011, implying an impact of RMB 17.8 million to the consolidated statement of operations in that year.

We continue to monitor the membership activity pattern and reassess average life of memberships at each period end to ensure the revenue recognition period is reasonable.

Share-based Compensation

We account for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation”. It requires us to measure the fair value of the stock-based award at the grant date and recognize compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period. We use the Black-Scholes option pricing model to determine the fair value of stock options. The requisite service period is the vesting period, which is generally four years. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Leases

We lease certain property, plant and equipment.

Leases of property, plant and equipment are classified as operating leases when substantially all the risks and rewards of ownership of assets remain with the lessor. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

Leases of property, plant and equipment are classified as finance leases when we have substantially all the risks and rewards of ownership. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance cost is charged to the statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the the lease term if the lease does not meet the transfer of ownership criterion or the bargain purchase option criterion. If the lease meets either the transfer of ownership criterion or the bargain purchase option criterion, then the related asset is depreciated over the useful life of the asset.

Fixed assets capitalized under finance leases are depreciated in accordance with our policy for the depreciation of fixed assets.

Taxation

The provision for income taxes is based on the income and expense amounts recorded in our consolidated statements of operations. Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are recognized and measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. A valuation allowance of RMB 28.3 million and RMB 271.1 million (US$43.1 million) was provided for our net deferred tax assets as of December 31, 2010 and 2011, respectively. As of December 31, 2011, a valuation allowance of RMB 237.4 million (US$37.7 million) was carried forward from the acquisition of Motel 168. The valuation allowances were provided on the deferred tax assets to the extent that we believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that we would not be able to utilize certain tax loss carry forwards generated by certain subsidiaries or VIE entities. As those entities continue to have accumulated tax losses and tax planning strategies are not available to utilize those tax losses in other subsidiaries or VIE entities of ours, we believe it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowances were reversed in 2009, 2010 and 2011 when we generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent us from realizing some or all of our deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carry forwards generally expire after five years.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2010 and 2011, there were no uncertain tax positions.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the requirement within ASU 2011-05 to present the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income on the face of the financial statements for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on our financial statements.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit in the first step of the goodwill impairment test. If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. We do not expect the adoption of ASU 2011-08 to have a material impact on our financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on our financial statements.

Selected Operating Data

The following tables present certain selected operating data of our company as of and for the dates and periods indicated. These operating measures are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2009	2010	2011

Operating Data (1)
Hotels in operation
Leased-and-operated hotels (2)	390	454	698
Franchised-and-managed hotels (2)	226	364	728

Total (2)	616	818	1,426
Total rooms (2)	71,671	93,898	176,562
Number of cities (2)	120	146	212
Occupancy rate (as a percentage)
All hotels	91.5	93.5	88.8
Leased-and-operated hotels	90.1	92.5	86.6
Franchised-and-managed hotels	94.9	95.0	91.3
Average daily rate (in RMB)
All hotels	160	175	172
Leased-and-operated hotels	155	168	165
Franchised-and-managed hotels	170	185	179
RevPAR (in RMB)
All hotels	146	164	152
Leased-and-operated hotels	140	156	143
Franchised-and-managed hotels	161	176	163

(1)	All numbers pertain to hotels in operation and exclude hotels contracted or under construction. Data for leased-and-operated hotels includes hotels operated through joint ventures. Home Inns Hotel Management (Shanghai) Co., Ltd. currently owns 51% of three joint ventures, 65% of one joint venture, 70% of one joint venture and 75% of one other joint venture. Motel 168 Hotel Management (Shanghai) Co., Ltd. owns 50% of one joint venture.
(2)	As of the end of each period.

The comparative performance of ramp-up stage hotels and mature hotels shown in the following table illustrates the materially dilutive nature of the performance of the ramp-up stage hotels, which are those hotels that have been in operation for 6 months or less. As of December 31, 2009, 2010 and 2011, there were 181, 134 and 325 hotels that had been in operation for over 6 months but less than 18 months. After the initial 6 months of operations, during which performance improves quickly, hotels will continue to increase in occupancy rate and average daily rate at a more gradual pace before becoming mature hotels. These hotels as a group have a less dilutive impact on the overall portfolio performance than do the ramp-up stage hotels.

	As of and for the Year Ended December 31,
	2009	2010	2011

Mature Hotels and Ramp-up Stage Hotels(1)
Hotels in operation
Mature hotels(2)	361	536	895
Ramp-up stage hotels(2)	74	148	206
Occupancy rate (as a percentage)
Mature hotels	94.3	95.3	91.8
Ramp-up stage hotels	74.3	68.5	62.4
Average daily rate (in RMB)
Mature hotels	163	176	174
Ramp-up stage hotels	150	165	160
RevPAR (in RMB)
Mature hotels	153	168	160
Ramp-up stage hotels	112	113	100

(1)	Mature hotels are hotels that have been in operation for 18 months or more. Ramp-up stage hotels are hotels that have been in operation for 6 months or less.
(2)	As of the end of each period.

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

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	2,453,105	94.3	2,910,458	91.9	3,559,740	565,586	89.9
Franchised-and-managed hotels	147,535	5.7	256,799	8.1	399,986	63,551	10.1

Total revenues	2,600,640	100.0	3,167,257	100.0	3,959,726	629,137	100.0
Less: Business tax and related surcharges	(158,975)	(6.1)	(191,232)	(6.0)	(249,274)	(39,606)	(6.3)

Net revenues	2,441,665	93.9	2,976,025	94.0	3,710,452	589,531	93.7
Operating costs and expenses (1):
Leased-and-operated hotel costs:
Rents and utilities	(797,944)	(30.7)	(875,510)	(27.6)	(1,232,662)	(195,850)	(31.1)
Personnel costs	(461,949)	(17.8)	(506,406)	(16.0)	(657,155)	(104,411)	(16.6)
Depreciation and amortization	(281,543)	(10.8)	(308,888)	(9.8)	(398,914)	(63,381)	(10.1)
Consumables, food and beverage	(172,467)	(6.6)	(173,256)	(5.5)	(258,120)	(41,011)	(6.5)
Others	(275,186)	(10.6)	(310,705)	(9.8)	(413,815)	(65,749)	(10.5)

Total leased-and-operated hotel costs	(1,989,089)	(76.5)	(2,174,765)	(68.7)	(2,960,666)	(470,402)	(74.8)
Personnel costs of franchised-and-managed hotels	(24,874)	(1.0)	(44,128)	(1.4)	(72,009)	(11,441)	(1.8)
Sales and marketing expenses	(30,462)	(1.2)	(33,257)	(1.0)	(44,451)	(7,063)	(1.1)
General and administrative expenses	(155,606)	(5.9)	(193,482)	(6.1)	(335,888)	(53,367)	(8.5)

Total operating costs and expenses	(2,200,031)	(84.6)	(2,445,632)	(77.2)	(3,413,014)	(542,273)	(86.2)

Income from operations	241,634	9.3	530,393	16.7	297,438	47,258	7.5

Interest income, net	(4,297)	(0.2)	7,430	0.2	(14,872)	(2,363)	(0.4)
Issuance costs for convertible notes	—	—	(42,559)	(1.34)	—	—	—
(Loss)/gain on change in fair value of convertible notes	—	—	(9,040)	(0.3)	198,547	31,546	5.0
Gain on buy-back of convertible bond	69,327	2.7	2,480	0.1	1,521	242	0.0
Non-operating income	16,248	0.6	22,223	0.7	35,899	5,705	0.9
Non-operating expenses	—	—	—	—	(7,315)	(1,162)	(0.2)
Foreign exchange (loss)/gain, net	(286)	0.0	(4,350)	(0.1)	15,849	2,518	0.4
Income tax expense	(62,166)	(2.4)	(139,969)	(4.4)	(169,442)	(26,922)	(4.3)

Net income (2)	260,460	10	366,608	11.6	357,625	56,822	8.9

Noncontrolling interests	(4,457)	(0.2)	(7,109)	(0.2)	(6,094)	(968)	(0.2)

Net income attributable to Home Inns’ shareholders	256,003	9.8	359,499	11.4	351,531	55,854	8.7

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our total revenues increased by 25.0% from RMB 3.17 billion in 2010 to RMB 3.96 billion (US$629.1 million) in 2011.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 22.3% from RMB 2.91 billion in 2010 to RMB 3.56 billion (US$565.6 million) in 2011. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 454 hotels with 53,067 rooms as of December 31, 2010 to 698 hotels with 93,967 rooms as of December 31, 2011, as a result of our organic growth and our acquisition of Motel 168 effective October 1, 2011. Motel 168 contributed revenues of RMB351.4 million from leased-and-operated hotels from October 1, 2011 through December 31, 2011.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 55.8% from RMB 256.8 million in 2010 to RMB 400 million (US$63.6 million) in 2011. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 364 hotels with 40,831 rooms as of December 31, 2010 to 728 hotels with 82,595 rooms as of December 31, 2011, as a result of our organic growth and the acquisition of Motel 168 effective October 1, 2011.

Operating Costs and Expenses. Our total operating costs and expenses increased by 39.6% from RMB 2.45 billion in 2010 to RMB 3.41 billion (US$542.3 million) in 2011. This increase resulted from increases in all of our operating cost and expense line items as we substantially expanded our operations in 2011.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 2.17 billion in 2010 to RMB 2.96 billion (US$470.4 million) in 2011. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 454 hotels with 53,067 rooms as of December 31, 2010 to 698 hotels with 93,967 rooms as of December 31, 2011.

•

Personnel Costs of Franchised-and-managed hotels. Our personnel costs for franchised-and-managed hotels increased from RMB 44.1 million in 2010 to RMB 72.0 million (US$11.4 million) in 2011 primarily due to an increase in the number of franchised-and-managed hotels in operation from 364 hotels as of December 31, 2010 to 728 hotels as December 31, 2011.

•

Sales and Marketing Expenses. Our sales and marketing expenses for 2011 were RMB 44.5 million (US$7.1 million), representing 1.1% of total revenue, compared with RMB 33.3 million or 1.1% of total revenue in 2010. The percentage of revenue remained stable.

•

General and Administrative Expenses. Our general and administrative expenses increased by 73.6% from RMB 193.5 million in 2010 to RMB 335.9 million (US$53.4 million) in 2011. General and administrative expenses, excluding share-based compensation and transaction expenses related with Motel 168 acquisition, were RMB 202.8 million (US$32.2 million) or 5.1% of total revenues, compared with 4.8% in 2010.

Income from Operations. Our income from operations decreased by 43.9% from RMB 530.4 million in 2010 to RMB 297.4 million (US$47.3 million) in 2011. Income from operations excluding share-based compensation expenses and transaction expenses related with Motel 168 acquisition for 2011 was RMB 437.8 million (US$69.6 million), or 11.1% of total revenues, compared with RMB 583.7 million, or 18.4% for the previous year. This margin decline was primarily due to the loss from operations contributed by the acquired Motel 168 hotels, the absence of the one-time benefit from the 2010 Shanghai World Expo and higher pre-opening costs driven by accelerated growth while the overall cost structure of the business remained stable.

Interest Income (Expense), Net. We had net interest income of RMB 7.4 million in 2010 and net income expense of RMB14.9 million (US$2.4 million) in 2011, primarily because of an increase in interest expense for the convertible bonds and the term loan that we incurred relating to the acquisition of Motel 168 in 2011.

Issuance Cost for Convertible Notes. Our issuance cost for convertible notes decreased from RMB 42.6 million in 2010 to nil in 2011 because we did not issue convertible notes in 2011.

(Loss)/Gain on Change in Fair Value of Convertible Notes. In 2011, in conjunction with the general decline in share prices of other issuers with operations primarily in China, the volatility of our share price increased from 42% in 2010 to 53% in 2011 and the closing price of our ADSs decreased from US$40.96 per ADS on the last trading day of 2010 to US$25.80 per ADS on the last trading day of 2011, resulting in a decrease in fair value of convertible notes by RMB 198.5 million (US$31.5 million) in 2011, as compared to a loss of RMB 9.0 million from fair value change of convertible notes in 2010.

Foreign Exchange (Loss)/Gain, Net. We recognized net foreign exchange gain of RMB 15.8 million (US$2.5 million) in 2011 primarily due to the depreciation of the U.S. dollar against the RMB and our higher level of outstanding debt denominated in the U.S. dollar in 2011, including the term loan that we incurred relating to the acquisition of Motel 168 in 2011.

Income Tax Expense. Our income tax expense increased by 21% from RMB 140.0 million in 2010 to RMB 169.4 million (US$26.9 million) in 2011, primarily because our effective income tax rate increased from 2010. Our effective income tax rate was 32% in 2011 compared with 28% in 2010. The increase in our effective income tax rate was mainly due to higher overseas company expenses related to merger and acquisition activity, which are not deductible for PRC income tax purposes, and higher income taxes levied on Home Inns Hong Kong related to dividend distributions to that entity from our PRC companies.

Net Income. We had net income of RMB 357.6 million (US$56.8 million) in 2011, a decrease of 2.5% from net income of RMB 366.6 million in 2010, as a cumulative result of the above factors.

Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures and also of the two property management companies in 2011. In 2010, it involved seven leased-and-operated hotels. Noncontrolling interests amounted to RMB 6.1 million (US$1.0 million) in 2011 compared to RMB 7.1 million in 2010.

Net Income Attributable to Home Inns’ Shareholders. As a result of the foregoing, we had net income attributable to Home Inns’ shareholders of RMB 351.5 million (US$55.8 million) in 2011, a decrease of 2.2% from net income attributable to Home Inns’ shareholders of RMB 359.5 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our total revenues increased by 21.8% from RMB 2.60 billion in 2009 to RMB 3.17 billion in 2010.

•

Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 18.6% from RMB 2.45 billion in 2009 to RMB 2.91 billion in 2010. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 390 hotels with 46,496 rooms as of December 31, 2009 to 454 hotels with 53,067 rooms as of December 31, 2010, as well as an increase in our average daily rate and occupancy rate.

•

Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 74.1% from RMB 147.5 million in 2009 to RMB 256.8 million in 2010. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 226 hotels with 25,175 rooms as of December 31, 2009 to 364 hotels with 40,831 rooms as of December 31, 2010, as well as increased management service fees due to an increase in the average daily rate and occupancy rate of our franchised-and-managed hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 11.2% from RMB 2.20 billion in 2009 to 2.45 billion in 2010. This increase resulted from increases in all of our operating cost and expense line items as we substantially expanded our operations in 2010.

•

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 1.99 billion in 2009 to RMB 2.17 billion in 2010. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 390 hotels with 46,496 rooms as of December 31, 2009 to 454 hotels with 53,067 rooms as of December 31, 2010.

•

Sales and Marketing Expenses. Our sales and marketing expenses for 2010 were RMB 33.3 million, representing 1.1% of total revenue, compared with RMB 30.5 million or 1.2% of total revenue in 2009. The decrease as a percentage of revenue in 2010 was a result of our larger revenue base.

•

General and Administrative Expenses. Our general and administrative expenses increased by 31.7% from RMB 180.5 million in 2009 to RMB 237.6 million in 2010. General and administrative expenses, excluding share-based compensation (non-GAAP) and reimbursable personnel costs for franchised-and-managed hotels, were RMB 138.9 million or 4.8% of total revenues, compared with 4.9% in 2009. The decrease in this ratio represented greater efficiency as a result of increased economies of scale and improved productivity.

Income from Operations. Our income from operations increased by 119.5% from RMB 241.6 million in 2009 to RMB 530.4 million in 2010. The increase in our income from operations in 2010 was mainly attributable to the increase in our number of hotels in operation and total rooms, the increase in our average daily rate and occupancy rate, and lower operating costs and expenses as a percentage of our total revenues due to greater economies of scale.

Interest Income (Expense), Net. Our net interest income increased substantially from an expense of RMB 4.3 million in 2009 to income of RMB 7.4 million in 2010, primarily because of an increase in interest income from larger amounts of cash and cash equivalents and a decrease in interest expense for the convertible bonds, offset in part by the accrual of interest beginning on December 21, 2010 on our newly issued convertible notes.

Issuance Cost for Convertible Notes. Our issuance cost for convertible notes increased from nil in 2009 to RMB 42.6 million in 2010 because we issued convertible notes in 2010.

Loss on Change in Fair Value of Convertible Notes. Our loss on change in fair value of convertible notes increased from nil in 2009 to RMB 9.0 million in 2010 primarily due to fluctuation in the fair value of our convertible notes, which we issued in December 2010.

Gain on Buy-back of Convertible Bond. Our gain on buy-back of convertible bonds decreased from RMB 69.3 million in 2009 to RMB 2.5 million in 2010 primarily because the amount of our aggregate repurchases of convertible bonds decreased from RMB 462.0 million in 2009 to RMB 202.7 million in 2010, and the market value of our convertible bonds continued to recover in 2010.

Foreign Exchange Loss, Net. Our net foreign exchange loss increased from RMB 0.3 million in 2009 to RMB 4.4 million in 2010, primarily because of depreciation of the U.S. dollar against the RMB and larger U.S. dollar cash balances during the course of 2010.

Income Tax Expense. Our income tax expense increased by 125.2% from RMB 62.2 million in 2009 to RMB 140.0 million in 2010, primarily because of higher current income tax expense due to improved operating results in 2010. Our effective income tax rate was 28% in 2010 compared with 19% in 2009. The increase in our effective income tax rate was mainly due to a decrease in convertible bond buyback gains (which are not subject to income taxes) in 2010 as well as the issuance costs, fair value loss and interest expenses related to our convertible notes due 2015 (none of which are deductible for income tax purposes).

Net Income. We had net income of RMB 366.6 million in 2010, an increase of 40.8% from net income of RMB 260.5 million in 2009, primarily due to the improved operating results in 2010, offset in part by the decrease of gain on buy-back of convertible bonds and issuance costs of our convertible notes.

Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures in 2009 and 2010. Noncontrolling interests amounted to RMB 7.1 million in 2010 compared to RMB 4.5 million in 2009.

Net Income Attributable to Home Inns’ Shareholders. As a result of the foregoing, we had net income attributable to Home Inns’ shareholders of RMB 359.5 million in 2010, an increase of 40.4% from net income attributable to Home Inns’ shareholders of RMB 256.0 million in 2009.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares through private placements and borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible bonds and notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. Our financing activities consist of issuance and sale of our shares and convertible bonds and notes to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of the date of this annual report, we had convertible bonds with an outstanding principal amount of RMB 110.8 million (US$17.6 million), convertible notes with an outstanding principal amount of US$184.0 million and a term loans facility with an outstanding principal of US$240.0 million, and the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB 800 million (US$127.1 million). As of December 31, 2011, we had entered into binding contracts with lessors of 33 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 158.2 million (US$25.1 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. We intend to fund this planned expansion with our operating cash flow, our existing cash balance and bank credit facilities.

The credit agreement dated as of September 26, 2011, which we entered into in connection with our acquisition of Motel 168, contains financial covenants relating to our business, including a maximum consolidated total debt to consolidated capitalization ratio, a minimum debt service coverage ratio and a maximum leverage ratio as of each quarter end and a maximum consolidated capital expenditures limit for each fiscal year. It also requires us to maintain certain cash balances in bank accounts outside of China, including cash balances in bank accounts to be maintained for the payment of interest and principal on the term loans and on our convertible bonds. We are also required to maintain at all times a cash balance equal to the aggregate amount of interest payable over the next six months on all of our outstanding indebtedness, including the term loans and the convertible notes, in an account reserved for that purpose. As of the date of this annual report, we have a restricted cash balance of US$7.8 million in this bank account. These bank accounts are held with one of the banks that is a mandated lead arranger under the credit agreement, are pledged as security to the lenders and are generally not available for any purposes other than as described above. Under the terms of the credit agreement, we are also required to cause our subsidiaries in China to declare and pay the maximum legally distributable earnings of the most recently ended calendar year as dividends to our entities outside of China to service the debt, except that we may maintain an RMB cash balance in China to continue on-going operation and expansion according to a prescribed budget and forecast. The covenants under the credit agreement also restrict our right to issue equity or incur indebtedness except under specified circumstances without the permission of the lenders.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance and bank credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data

Net cash provided by operating activities	648,663	878,694	726,102	115,366
Net cash used in investing activities	(323,501)	(355,962)	(2,669,499)	(424,141)
Net cash (used)/provided by financing activities	(103,729)	1,040,250	1,403,102	222,932
Effect of foreign exchange rate changes on cash and cash equivalents	(286)	(11,195)	(56,310)	(8,947)

Net increase/(decrease) in cash and cash equivalents	221,147	1,553,051	(596,605)	(94,790)
Cash and cash equivalents at beginning of year	608,445	829,592	2,382,643	378,563

Cash and cash equivalents at end of year	829,592	2,382,643	1,786,038	283,773

Operating Activities

Net cash provided by operating activities amounted to RMB 726.1 million (US$115.4 million) in 2011, as compared to net income of RMB 357.6 million (US$56.8 million). The principal working capital items accounting for the difference between our net cash provided by operating activities and net income included an increase in deferred rental of RMB 56.6 million (US$9.0 million) as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels, and an increase in other payables and accruals of RMB 75.3 million (US$12.0 million) mainly as a result of the increase in the number of our leased-and-operated hotels, including Motel 168 hotels. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and net income were depreciation and amortization of RMB 412.7 million (US$65.6 million) primarily relating to our leased-and-operated hotels and share-based compensation of RMB 76.5 million (US$12.2 million) primarily relating to share options we granted in years prior to 2011, partially offset by gain on fair value change of convertible notes of RMB 198.5 million (US$31.5 million).

Net cash provided by operating activities amounted to RMB 878.7 million in 2010, as compared to net income of RMB 366.6 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and net income were an increase in salaries and welfare payable of RMB 38.2 million mainly as a result of higher year-end bonuses payable to employees due to our improved annual performance, an increase in deferred rental of RMB 35.4 million as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels, and an increase in deferred revenue (current and non-current) of RMB 27.7 million mainly as a result of increases in initial franchise fees received and cash received from sale of membership programs. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and net income were depreciation and amortization of RMB 320.0 million primarily relating to our leased-and-operated hotels, share-based compensation of RMB 53.3 million primarily relating to share options we granted in years prior to 2010, and issuance costs for convertible notes of RMB 42.6 million relating to our issuance of convertible notes in December 2010.

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

Investing Activities

Net cash used in investing activities in 2011 amounted to RMB 2,669.5 million (US$424.1 million), due primarily to the Motel 168 acquisition as well as to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels.

Net cash used in investing activities in 2010 amounted to RMB 356.0 million, due primarily to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels.

Net cash used in investing activities in 2009 amounted to RMB 323.5 million, due primarily to cash payments of RMB 426.6 million for leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels, partially offset by cash from a short-term investment of RMB 102 million.

Financing Activities

Net cash provided in financing activities in 2011 amounted to RMB 1,403.1 million (US$222.9 million), primarily from the cash proceeds of RMB 1,433.6 million (US$227.8 million) from the term loan we borrowed for the Motel 168 acquisition.

Net cash provided by financing activities in 2010 amounted to RMB 1.04 billion, primarily from the proceeds from our issuance of convertible notes. In December 2010, we issued and sold US$184 million aggregate principal amount of convertible notes in a private placement to qualified institutional buyers. The notes had an initial conversion price of 20.2560 ADSs per US$1,000 principal amount of notes (equal to approximately US$49.37 per ADS).

Net cash used in financing activities in 2009 amounted to RMB 103.7 million and was primarily attributable to our repurchase of part of our outstanding convertible bonds, offset in part by the proceeds from our private placement of ordinary shares. We repurchased an aggregate principal amount of RMB 531 million of our convertible bonds in 2009. In May 2009, we sold 7,514,503 ordinary shares to Ctrip in a private placement for US$50 million in cash. The purchase price per ordinary share was set at US$6.6538, calculated using the average of the closing prices for our ADSs on Nasdaq for each trading day within the 30 calendar days preceding the date of the definitive purchase agreement.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB 250.4 million, RMB 546.4 million and RMB 909.1 million (US$144.4 million) in 2009, 2010 and 2011, respectively.

The following table sets forth the breakdown of our capital expenditures on an accrual basis for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
New hotel development	239,060	534,910	895,656	142,305
Hotel redevelopment and renovations	2,194	4,079	5,970	949
Capital expenditures for headquarters	4,798	3,914	4,622	734
Others	4,322	3,539	3,040	483

Total	250,374	546,442	909,288	144,471

The growth in our capital expenditures from year to year has been driven primarily by our new hotel development, which is a result of our continued organic growth, and we expect our capital expenditures in the future to continue to be influenced primarily by our rate of organic growth.

Under the terms of the credit agreement dated as of September 26, 2011, which we entered into in connection with our acquisition of Motel 168, we may not incur cash payment for consolidated capital expenditures in excess of US$135 million in 2011, US$180 million in 2012, US$240 million in 2013 or US$295 million in 2014 or any subsequent year until the term loans are fully repaid. However, 50% of any amount under these limits unused in one year may be carried over and used in the subsequent year. For these purposes, “consolidated capital expenditures” is defined to include the aggregate of all of our expenditures that are or should be included in “purchase of property and equipment” or similar items reflected in our consolidated statement of cash flows in accordance with U.S. GAAP. It also includes any amount we use to fund joint ventures but excludes amounts used for the purchase or acquisition of any assets that constitute an ongoing business.

We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our brands, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology, services and products from those of our competitors and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 94 registered trademarks in China, including 如家 (for Home Inns), 莫泰 (for Motel 168) and 和颐 (for Yitel). We are applying for registration of 27 new trademarks in China. We have also registered our domain names www.homeinns.com, www.motel168.com and www.yitel.com with the Internet Corporation for Assigned Names and Numbers.

We cannot assure you that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary information and operational system and other proprietary technology without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

Other than operating lease obligations set forth in the table below in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Convertible bonds and notes with principal and interest	1,363	137	46	1,180	—
Term loans with principal and interest	1,676	415	868	393	—
Operating lease obligations	16,903	1,370	2,806	2,830	9,897
Purchase obligations	158	158	—	—	—
Financial lease obligations	15	7	8	—	—

Total	20,115	2,087	3,728	4,403	9,897

Our convertible bonds will mature in December 2012, unless previously converted into our ordinary shares at a conversion price of US$26.545 (equal to US$53.09 per ADS), based on a fixed exchange rate of RMB 7.4 to US$1.00. According to the terms of our convertible bonds, the number of ordinary shares to be issued on conversion is fixed. A holder will receive 509.079 ordinary shares per RMB 100,000 principal amount of bonds upon conversion, subject only to contingent adjustment for dilutive events or change of control. These convertible bonds bear no coupon but pay 102.53% of the principal amount upon maturity if not converted.

Our convertible notes will mature in December 2015, unless earlier repurchased or converted.

Our term loans relate to a senior secured credit agreement with a maximum loan amount of US$240 million and floating interest rate of 390 basis points over LIBOR which we entered into on September 26, 2011. Loans under this facility could only be used to fund the acquisition of Motel 168. As of December 31, 2011, we had drawn down the full amount of US$240 million. The principal amounts of this term loan will be repaid in four installments of US$55 million on July 31, 2012, US$60 million on July 31, 2013, US$65 million on July 31, 2014 and US$60 million on September 15, 2015.

Our operating lease obligations relate to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of our contractual commitments relating to leasehold improvements and installation of equipment for our leased-and-operated hotels. Our finance leases obligations relate to finance leases for certain electronic equipment with three-year payment terms.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2011.

Name	Age	Position/Title
Yunxin Mei	63	Co-Chairman of the Board of Directors, Independent Director
Neil Nanpeng Shen	44	Co-Founder, Co-Chairman of the Board of Directors, Independent Director
David Jian Sun	47	Chief Executive Officer, Director
May Wu	44	Chief Strategy Officer
Huiping Yan	45	Chief Financial Officer
Jason Xiangxin Zong	47	Chief Operating Officer
Min Bao	52	Independent Director
James Jianzhang Liang	42	Co-Founder, Independent Director
Kenneth Gaw	41	Independent Director
Terry Yongmin Hu	42	Independent Director
Arthur M. Wang	51	Independent Director

Yunxin Mei has served as our director since 2004 and as our independent director since 2008. Since 2000, Mr. Mei has been the vice chairman and president of BTG responsible for the overall operations and management as well as executing BTG’s mid- and long-term development plans. He also serves on the boards of Home Inns Hong Kong, Home Inns Beijing and Beijing Tourism Group (HK) Holdings Company Ltd. as well as on the boards of several other companies, including Poly Victory Investments Limited, Viobright International Investments Ltd. and Profit Act Investment Ltd., all of which are holding companies investing in the hotel business in China.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and our independent director since 2007. He is the founding managing partner of Sequoia Capital Advisors (Hong Kong) Limited, or Sequoia, and has been at Sequoia since 2005. In 1999, prior to founding Sequoia, he co-founded Ctrip.com International, Ltd., or Ctrip, a leading travel service provider in China listed on Nasdaq. Mr. Shen served as Ctrip’s chief financial officer from 2000 to 2005 and as its president from 2003 to 2005. He has been a director of Ctrip since 1999, currently as a non-employee director. Before founding Ctrip, Mr. Shen worked in the investment banking industry as a director at Deutsche Bank Hong Kong from 1996 to 1999, and prior to that at Chemical Bank, Lehman Brothers and Citibank in Hong Kong and the United States. In addition to the above, Mr. Shen is a non-employee director of a number of public and private companies, including: a director of E-House (China) Holdings Limited, a leading real estate service company in China listed on the New York Stock Exchange; a director of China Real Estate Information Corporation, a leading real estate information, consulting and internet service company in China listed on Nasdaq; an independent director and a member of the nominating committee of Focus Media Holding Limited, a media advertising company listed on Nasdaq; a director of Peak Sport Products, a sports products company listed on the Stock Exchange of Hong Kong; a director of American Dairy Inc., a producer of infant formula listed on the New York Stock Exchange; a director of China Nuokang Bio-Pharmaceutical Inc., a bio-pharmaceutical company listed on Nasdaq; a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on Nasdaq; the chairman of the board of Mecox Lane Limited, an online platform for apparel and accessories listed on Nasdaq; and a director and member of the compensation committee for Qihoo 360 Technology Co. Ltd., an internet company listed on the New York Stock Exchange.

David Jian Sun has served as our director and chief executive officer since 2004. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Since 2010, Mr. Sun has also has served as independent director, chairman of the compensation committee and a member of the audit committee of Mecox Lane Limited, an online platform for apparel and accessories listed on Nasdaq. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

May Wu has served as our chief strategy officer since 2010. From 2006 to 2010, she served as our chief financial officer. From 2010 to 2012, she served as the chief executive officer of our Yitel brand. Prior to joining our company, Ms. Wu was a first vice president at Schroder Investment Management North America Inc. from 2005 to 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. Prior to that, Ms. Wu was a vice president at J.P. Morgan Asset Management from 2000 to 2002 and an equity research analyst from 2000 to 2002. She has served as an independent director and chair of the audit committee of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange, since 2008. Since 2010, she also has served as independent director and chair of the audit committee of County Style Cooking Restaurant China Co., Ltd. , a quick service restaurant chain in China listed on the New York Stock Exchange. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Huiping Yan has served as our chief financial officer since 2010. She was our senior vice president of finance and strategy from 2009 to 2010. Prior to joining our company, Ms. Yan spent 11 years at General Electric Company (GE) in both the United States and Asia, serving in a number of key roles in corporate financial management including tax controller of GE Energy, chief financial officer and a director of GE Hydro Equipment Asia, Ltd., headquarter chief financial officer and financial planning and analysis manager of GE Energy Inspection and Repair Services, lead finance program manager of mergers, acquisitions & integrations of GE Energy Infrastructure. Ms. Yan worked at Deloitte & Touche (US) from 1992 to 1998 and advanced to the position of tax manager of international services prior to joining GE. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a US certified public accountant.

Jason Xiangxin Zong has served as our chief operating officer since 2008. He served as our senior vice president of operations from 2006 to 2007. Mr. Zong has more than 10 years of consumer industry experience. From 2004 to 2006, Mr. Zong served as vice president of operations and east region general manager of China for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world. From 2001 to 2004, Mr. Zong served as vice president of operations for Lotus Supermarket Chain Store Co., Ltd. Mr. Zong holds a bachelor’s degree from Fudan University.

Min Bao has served as our director since 2006. Mr. Bao has served as the vice president of BTG since July. From 2007 to 2008, he was the assistant general manager of BTG. From 2006 to 2007, Mr. Bao was the general manager of BTG-International Hotel Group Co., Ltd. From 2002 to 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Novotel Xin Qiao Beijing Hotel. Mr. Bao currently serves on the boards of Home Inns Beijing and Home Inns Hong Kong as well as the boards of several companies, including Poly Victory Investments Limited., BTG-International Hotel Group Co., Ltd. and Henan Xing Ya Jian Guo Hotel, all of which are China-based hotel companies.

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and has been a director of Ctrip since its inception and the chairman of its board of directors since 2003. Mr. Liang also served as Ctrip’s chief executive officer from 2000 to 2006. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.

Kenneth Gaw has served as our independent director since 2006. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder and president of Gaw Capital Partners, a private equity fund focusing on a real estate investment and management. Mr. Gaw currently serves on the boards of several companies, including Gaw Capital Partners, Hong Kong Thailand Business Council, a non-profit organization, and Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.

Terry Yongmin Hu has served as our independent director since 2006. Mr. Hu is a partner at FountainVest Partners (Asia) Limited, a China-focused private equity firm, and currently serves on the boards of Central China Real Estate Company Limited, an investment company focusing on property development, property leasing and construction, and L.K. Technology Holdings Limited, a manufacturer and designer of machinery, both of which are listed on the Hong Kong Stock Exchange. From 2005 to 2007, Mr. Hu served as a managing director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China. Prior to joining Temasek Holdings in 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.

Arthur M. Wang has served as our independent director and member of the audit committee of the board of directors since 2009. He is also a member of the board of Linmark Group, a global sourcing firm listed on the Stock Exchange of Hong Kong, where he serves as chair of the compensation committee. Mr. Wang was the chief executive officer and a director of Gigamedia Limited, a Nasdaq-listed online entertainment and game firm, until 2011. Mr. Wang was also the managing director of 698 Capital, a private investment firm, from 2003 to 2011. He was also an executive director of KGI Asia Limited, where he served as head of corporate finance. He has also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the arm of Softbank Corporation listed on the Stock Exchange of Hong Kong. Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his juris doctorate degree from Yale Law School. He previously practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB 8.7 million (US$1.4 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

2003 Plan. In 2003, we adopted our Employee’s Stock Option Plan, or the 2003 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors authorized the issuance of up to 4,784,226 ordinary shares pursuant to awards under our 2003 Plan, and we granted 4,775,862 options, of which 4,506,042 were exercised. The 2003 Plan was terminated in 2006 and no grants remain outstanding under it.

2006 Plan. In 2006, our board of directors and shareholders approved our 2006 Share Incentive Plan, or the 2006 Plan, to replace the 2003 Plan. At our annual general meetings on November 3, 2009 and September 15, 2011, our shareholders approved increases in the number of ordinary shares that may be granted under the 2006 Plan. As of March 31, 2012, the maximum number of ordinary shares permitted to be issued pursuant to awards under the 2006 Plan was 15,062,194. We have granted 9,559,750 options under the 2006 Plan as of March 31, 2012, of which 1,620,764 had been exercised, 507,006 had been cancelled and 6,940,730 remained outstanding on that date. We have also granted 955,350 restricted shares under the 2006 Plan as of March 31, 2012, all of which are unvested and outstanding on that date.

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

Amendment to the 2006 Plan. In 2009, our board of directors and shareholders approved an amendment to our 2006 Plan to increase the award pool under the 2006 Plan by that number of shares equal to 6% of our total outstanding shares as of November 3, 2009. In 2011, our board of directors and shareholders approved an additional amendment to our 2006 Plan to further increase the award pool under the 2006 Plan by that number of shares equal to 6% of our total outstanding shares as of September 15, 2011 plus 6% of the number of shares issued in connection with the completion of the Motel 168 acquisition.

The following table summarizes the grants of options and restricted shares we have made to our directors and executive officers and to other individuals as a group as of March 31, 2012, excluding options that had expired by that date but without giving effect to options that were exercised or cancelled (other than the cancellations described in the note to the table). In the case of options, “Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted shares, “Number of Shares” refers to the number of restricted shares and “Exercise Price” is marked as not applicable (N/A).

Name	Number of Shares	Exercise Price	Date of Grant	Date of Expiration
		(US$/Share)
Yunxin Mei	7,500	17.395	4/20/2007	4/19/2012
	46,500	3.63	10/27/2008	10/26/2013
	20,000	7.33	7/14/2009	7/13/2014
	24,000	16.165	3/19/2010	3/18/2015
	24,000	16.355	2/24/2011	2/23/2016
	6,000	13.43	3/12/2012	3/12/2017
	6,000	N/A	3/12/2012	N/A
Neil Nanpeng Shen	7,500	17.395	4/20/2007	4/19/2012
	46,500	3.63	10/27/2008	10/26/2013
	20,000	7.33	7/14/2009	7/13/2014
	24,000	16.165	3/19/2010	3/18/2015
	24,000	16.355	2/24/2011	2/23/2016
	6,000	13.43	3/12/2012	3/12/2017
	6,000	N/A	3/12/2012	N/A
David Jian Sun	30,000	17.395	4/20/2007	4/19/2012
	170,000	3.63	10/27/2008	10/26/2013
	100,000	7.33	7/14/2009	7/13/2014
	96,000	16.165	3/19/2010	3/18/2015
	120,000	16.355	2/24/2011	2/23/2016
	60,000	15.615	11/9/2011	11/8/2016
	24,000	13.43	3/12/2012	3/12/2017
	24,000	N/A	3/12/2012	N/A
May Wu	26,000	17.395	4/20/2007	4/19/2012
	150,000	3.63	10/27/2008	10/26/2013
	60,000	7.33	7/14/2009	7/13/2014
	48,000	16.165	3/19/2010	3/18/2015
	102,000	16.355	2/24/2011	2/23/2016
	20,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
Huiping Yan	150,000	7.33	7/14/2009	7/13/2014
	98,000	16.165	3/19/2010	3/18/2015
	90,000	16.355	2/24/2011	2/23/2016
	30,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
Jason Xiangxin Zong	12,500	17.395	4/20/2007	4/19/2012
	101,500	3.63	10/27/2008	10/26/2013
	60,000	7.33	7/14/2009	7/13/2014
	72,000	16.165	3/19/2010	3/18/2015
	84,000	16.355	2/24/2011	2/23/2016
	46,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
Min Bao	4,000	17.395	4/20/2007	4/19/2012
	24,000	3.63	10/27/2008	10/26/2013
	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A

Name	Number of Shares	Exercise Price	Date of Grant	Date of Expiration
		(US$/Share)
James Jianzhang Liang	4,000	17.395	4/20/2007	4/19/2012
	24,000	3.63	10/27/2008	10/26/2013
	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
Kenneth Gaw	4,000	17.395	4/20/2007	4/19/2012
	24,000	3.63	10/27/2008	10/26/2013
	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
Terry Yongmin Hu	4,000	17.395	4/20/2007	4/19/2012
	24,000	3.63	10/27/2008	10/26/2013
	10,000	7.33	7/14/2009	7/13/2014
	15,000	16.165	3/19/2010	3/18/2015
	15,000	16.355	2/24/2011	2/23/2016
	3,750	13.43	3/12/2012	3/12/2017
	3,750	N/A	3/12/2012	N/A
Arthur Wang	60,000	13.29	10/30/2009	10/29/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
Other individuals as a group	7,956,600

Note:	On October 27, 2008, we cancelled the unvested portion of the options held by each of our option grantees and granted them new options that would entitle each of them to acquire the same number of our ordinary shares underlying the cancelled options at a new strike price, with a new vesting schedule beginning from October 27, 2008. The information in the above table gives effect to the cancellation of the unvested portion of the old options and grant of the new options to each of the directors and officers named in the table.

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

In 2011, our board held meetings or passed resolutions by unanimous written consent nine times.

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent four times.

Compensation Committee. Our compensation committee consists of Messrs. Neil Nanpeng Shen, Kenneth Gaw and Terry Yongmin Hu. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(d) of Nasdaq Stock Market Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our four most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2011, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

D. Employees

Excluding employees of our franchised-and-managed hotels, we had 15,810, 16,313 and 26,670 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, our employees consisted of 23,976 hotel-based employees, 261 reservation agents at our centralized reservation center, and 2,433 corporate staff. Approximately 21% of our employees are associated with labor unions. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	18,932,890	20.8%
James Jianzhang Liang (4)	15,134,059	16.7%
Yunxin Mei (5)	14,788,839	16.3%
Min Bao (6)	14,755,165	16.3%
David Jian Sun (7)	427,806	*
May Wu (8)	160,500	*
Jason Xiangxin Zong (9)	239,624	*
Kenneth Gaw (10)	101,459	*
Huiping Yan (11)	114,850	*
Arthur Wang (12)	39,000	*
Terry Yongmin Hu (13)	25,750	*
All Directors and Executive Officers as a Group (14)	35,593,012	38.9%
Principal Shareholders:
Poly Victory Investments Limited (15)	14,726,165	16.2%
Ctrip.com International, Ltd. (16)	14,400,765	15.9%
FMR LLC (17)	7,506,200	8.3%
OppenheimerFunds, Inc. (18)	7,484,250	8.2%
Maverick Capital, Ltd. (19)	6,562,434	7.2%
Morgan Stanley (20)	6,435,254	7.1%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 90,751,272 which was the number of ordinary shares outstanding as of March 31, 2012, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2012.

(3)	Includes (i) 300,000 ordinary shares held by Mr. Shen; (ii) 3,955,389 ordinary shares held by Smart Master International Limited, or Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen; (iii) 206,362 ordinary shares represented by ADS held by Smart Master; (iv) 70,374 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after March 31, 2012 and (v) 7,514,503 ordinary shares and 3,443,131 ADSs representing 6,886,262 ordinary shares held by subsidiaries of Ctrip, of which Mr. Shen is a co-founder and a director. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Includes (i) 697,294 ordinary shares represented by ADS held by Ms. Lau, Mr. Liang’s wife; (ii) 36,000 ordinary shares issuable upon exercise of options held by Mr. Liang that that are exercisable within 60 days after March 31, 2012 and (iii) 7,514,503 ordinary shares and 3,443,131 ADSs representing 6,886,262 ordinary shares held by subsidiaries of Ctrip, of which Mr. Liang is chairman, a co-founder and a director. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes (i) 62,674 ordinary shares issuable upon exercise of options held by Mr. Mei that are exercisable within 60 days after March 31, 2012 and (ii) 13,446,959 ordinary shares and 639,603 ADSs representing 1,279,206 ordinary shares held by Poly Victory Investments Limited, of which Mr. Mei is a director. Mr. Mei is also the vice chairman and president of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(6)	Includes (i) 5,500 ordinary shares represented by ADS and 23,500 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after March 31, 2012 and (ii) 13,446,959 ordinary shares and 639,603 ADSs representing 1,279,206 ordinary shares held by Poly Victory Investments Limited, of which Mr. Bao is a director. Mr. Bao also serves on the board of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	Includes (i) 11,000 ordinary shares held by Mr. Sun, (ii)188,806 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled him, (iii) 40,000 ordinary shares held by Mr. Sun’s daughters; (iv) 188,000 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after March 31, 2012. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(8)	Includes 73,500 ordinary shares held by Ms. Wu and 87,000 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after March 31, 2012. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)	Includes (i) 54,000 ordinary shares, (ii) 10,000 ordinary shares represented by ADS and (iii) 175,624 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after March 31, 2010. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(10)	Includes (i) 32,800 ordinary shares represented by ADS held by Mr. Gaw; (ii) 32,659 ordinary shares held by Top Elite Company Limited, a company solely owned and controlled by Mr. Gaw, and (iii) 36,000 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after March 31, 2012. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.

(11)	These 114,850 ordinary shares are issuable upon exercise of options held by Ms. Yan that are exercisable within 60 days after March 31, 2012. The business address of Ms. Yan is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(12)	These 39,000 ordinary shares are issuable upon exercise of options held by Mr. Wang that are exercisable within 60 days after March 31, 2012. The business address of Mr. Wang is the Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong.

(13)	These 25,750 ordinary shares are issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after March 31, 2012. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.

(14)	Includes 34,734,240 ordinary shares, and 858,772 ordinary shares issuable upon exercise of options that are exercisable within 60 days after March 31, 2012.

(15)	Based on the Schedule 13G filed with the SEC on January 18, 2012. The ordinary shares include (i) 13,446,959 ordinary shares and (ii) 1,279,206 ordinary shares represented by ADSs. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group, which is a state-owned enterprise in China. The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. The principal business address of Beijing Tourism Group is No. 10 Yabao Road, Chaoyang District, Beijing 100020, the People’s Republic of China.

(16)	Based on the Schedule 13D/A filed with the SEC on May 21, 2009. The ordinary shares consist of 7,514,503 ordinary shares through private placement and 3,443,131 ADSs representing 6,886,262 ordinary shares purchased by Ctrip and its wholly-owned subsidiaries.

(17)	Based on the Schedule 13G filed with the SEC on February 14, 2012. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 whose principal business office is 82 Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 7,506,200 ordinary shares represented by ADSs as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(18)	Based on the Schedule 13G filed with the SEC on February 6, 2012. OppenheimerFunds, Inc.’s principal business office is Two World Financial Center, 225 Liberty Street, New York, New York 10281. OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Oppenheimer Developing Markets Fund’s principal business office is 6803 S. Tucson Way, Centennial, Colorado 80112. Oppenheimer Developing Markets Fund is an investment company registered under section 8 of the Investment Company Act of 1940. OppenheimerFunds, Inc. is the beneficial owner of 7,484,250 ordinary shares represented by ADSs, including 6,260,410 ordinary shares represented by ADSs that are held by Oppenheimer Developing Markets Fund.

(19)	Based on the Schedule 13G filed with the SEC on February 14, 2012. The principal business office of Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, Texas 75201. Maverick Capital, Ltd., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,562,434 ordinary shares represented by ADS as a result of the investment discretion it exercises over its clients’ accounts.

(20)	Based on the Schedule 13G filed with the SEC on February 3, 2012. Morgan Stanley’s principal business office is 1585 Broadway, New York, New York 10036. Morgan Stanley is a broker-dealer registered under section 15 of the Exchange Act. Morgan Stanley is the beneficial owner of 6,435,254 ordinary shares, including 6,051,090 ordinary shares that are held by a related entity, GSS III Monroe Holdings Limited.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2012, we had 90,751,272 ordinary shares issued and outstanding. To our knowledge, we had only six record shareholders in the United States. The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 62.6% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transaction with Jian Guo Inns

Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG, which is the parent company of Poly Victory Investments Limited, one of our principal shareholders. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated hotels in our chain. In 2009, 2010 and 2011, we paid RMB 2.8 million, RMB 2.8 million and RMB 2.8 million (US$0.4 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. Some of our customers book our hotel rooms through Ctrip and we pay agency fees to Ctrip for such bookings. The amounts paid to Ctrip as agency fees in 2009, 2010, 2011 and thus far in 2012 were RMB 20.9 million, RMB 18.2 million, RMB 17.7 million (US$2.8 million) and RMB 6.5 million (US$1.0 million), respectively.

In May 2009, we sold Ctrip 7,514,503 ordinary shares through a private placement for US$50 million in cash. The purchase price per ordinary share was set at US$6.6538, calculated as the average of the closing prices for our ADSs on Nasdaq for each trading day within the 30 calendar days preceding the date of the definitive purchase agreement. As Ctrip and its wholly-owned subsidiary had previously purchased 3,443,131 of our ADSs on the open market representing 6,886,262 ordinary shares, this transaction increased Ctrip’s ownership in us to 14,400,765 ordinary shares, representing 18.25% of our ordinary shares outstanding upon the completion of the private placement.

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

Legal and Administrative Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, results of operations, liquidity or cash flows.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the terms of the credit agreement dated September 26, 2011, which we entered into in connection with our acquisition of Motel 168, we may not pay dividends to our shareholders until we have repaid all loans outstanding under that agreement. As of the date of this annual report, we have a principal amount of US$240 million outstanding under that agreement, which is not scheduled to be completely repaid until September 15, 2015.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Under the terms of the credit agreement dated September 26, 2011, which we entered into in connection with our acquisition of Motel 168, we are required to cause our subsidiaries in China to declare and pay the maximum legally distributable earnings of the most recently ended calendar year as dividends to our entities outside of China to service the debt, except that we may maintain a level of RMB cash balance in China to continue on-going operation and expansion according to a prescribed budget and forecast. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2007	50.08	24.00
2008	36.00	7.00
2009	37.93	7.63
2010	53.66	27.89
2011	44.48	25.00

Quarterly Highs and Lows
First Quarter 2010	40.06	27.89
Second Quarter 2010	41.75	30.79
Third Quarter 2010	50.79	37.30
Fourth Quarter 2010	53.66	39.67
First Quarter 2011	40.83	32.55
Second Quarter 2011	44.48	33.62
Third Quarter 2011	40.90	25.77
Fourth Quarter 2011	35.29	25.00
First Quarter 2012	32.95	24.90

Monthly Highs and Lows
2011
October	35.07	25.00
November	35.29	28.96
December	33.04	25.09
2012
January	30.80	25.91
February	31.76	29.20
March	32.95	24.90
April (through April 23, 2012)	27.41	24.12

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any authorized but unissued shares.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our directors.

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

Registration Rights of Certain Shareholders

Pursuant to a shareholders agreement entered into in June 2006, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities with anticipated aggregate proceeds in excess of US$5 million. We, however, are not obligated to effect a demand registration if (1) we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be registered on Form F-3. We have the right to defer filing of a registration statement for up to 120 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 24-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 if we have already effected one registration on Form F-3 in any six-month period or the holders propose to sell registrable securities and such other securities (if any) at an aggregate public price of less than US$500,000, net of any underwriters’ discounts or commissions.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

Registration Rights of Ctrip

Set forth below is a description of the registration rights we granted to Ctrip in May 2009.

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

Registration Rights Relating to Convertible Notes

In connection with the issuance of our convertible notes in December 2010, we filed an effective shelf registration statement on May 19, 2011 for re-sales by holders of our notes and any securities into which such notes are converted, and we agreed to file certain supplements and amendments to the shelf registration statement upon requests from such holders.

The Motel 168 Acquisition

On May 27, 2011, we entered into a definitive agreement to acquire 100% of Motel 168. The base acquisition price was US$470.0 million, consisting of US$305.5 million in cash and 8,149,616 ordinary shares priced at US$40.37 per ADS or US$20.185 per ordinary share at the closing of the transaction. The cash portion was funded with cash on hand and a four-year term loan facility of US$240.0 million with an interest rate at 390 basis points over LIBOR, and we granted registration rights to the sellers in connection with our issuance of ordinary shares to them. The closing conditions were met and the acquisition became effective on October 1, 2011. Motel 168 had 297 hotels in operation, including 144 leased-and-operated hotels and 153 franchised-and-managed hotels, with about 47,099 rooms located in 85 cities across China at the time of the acquisition. We will retain the Motel 168 brand in addition to our Home Inn and Yitel brands and we plan to continue to open new hotels under each of these brands in the foreseeable future. We expect to integrate most of Motel 168’s support functions into our existing corporate platform, including human resources, accounting and finance, and legal, while keeping most front-line business functions brand-specific, including development and operations. In addition, we plan to dedicate between US$20 million and US$25 million in additional resources over the 12 to 18 months following the acquisition to renovating our Motel 168 hotels and implementing new marketing initiatives and operational best practices.

Registration Rights Relating to the Motel 168 Acquisition

Pursuant to the registration rights agreement among Home Inns & Hotels Management, Inc., GSS III Monroe Holdings Limited and Merrylin International Investment Limited entered into as of September 30, 2011, we have granted certain registration rights to the selling shareholders of Motel 168 in connection with the acquisition. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time, holders of at least 50% of outstanding registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by one of our directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights. Provided that we are eligible for use of Form F-3, holders of at least 50% of the outstanding registrable ordinary shares have the right to request that we file a registration statement under Form F-3. Such requests for registrations are not counted as demand registrations. We have the ability to defer the filing of such a registration statement for up to 90 days if we furnish to the requesting holder or holders a certificate signed by one of our directors stating that in the good faith judgment of the board of directors, filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period. The shareholders have already exercised this right and we are currently preparing a registration statement on Form F-3 for filing with the SEC.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E. Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

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

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year that ended December 31, 2011. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In December 2007, we issued RMB 1,110 million of U.S. dollar settled zero coupon convertible bonds, of which RMB 110.8 million (US$17.6 million) remained outstanding as of December 31, 2011. These convertible bonds bear no coupon but pay 102.53% of the principal amount upon maturity on December 10, 2012, if not converted.

In December 2010, we issued US$184 million of convertible notes. The interest rate on these convertible notes is 2% per annum, payable semi-annually in arrears. No accrued interest is payable upon conversion. The convertible notes will mature on December 15, 2015.

In September 2011, we entered into a senior secured credit agreement with a maximum loan amount of US$240 million and floating interest rate of 390 basis points over three-month U.S. dollar LIBOR. As of December 31, 2011, we had drawn down the full amount of US$240 million. The principal amounts of this term loan will be repaid in four installments of US$55 million on July 31, 2012, US$60 million on July 31, 2013, US$65 million on July 31, 2014 and US$60 million on September 15, 2015.

Under the terms of the September 2011 intercreditor agreement that we entered into in connection with the term loan, we are required to enter into and maintain derivative financial instruments to manage our interest risk exposure in respect of notional amounts equal in the aggregate to at least 75% of the outstanding principal amount from time to time (taking into account scheduled repayments) of the term loans under that agreement at least through September 30, 2014. We entered into an interest rate swap contract for this purpose on November 28, 2011. The notional principal amount of the outstanding interest rate swap contract at December 31, 2011 was US$180 million, on which we pay a fixed rate of 1.13% and receive a floating rate of three-month U.S. dollar LIBOR. Aside from this interest rate swap, we have not used any derivative financial instruments to manage our interest risk exposure.

We had cash and cash equivalents of RMB 1,786.0 million (US$283.8 million) as of December 31, 2011, and interest income of RMB 32.0 million (US$5.1 million) for the year ended December 31, 2011 derived entirely from our cash and cash equivalents.

Three-month U.S. dollar LIBOR was approximately 0.58% as of December 30, 2011, and it has generally remained within 30 basis points of that number since the first half of 2009. An increase in three-month U.S. dollar LIBOR of 30 basis points would increase our interest expense by US$0.2 million and decrease the fair value of the convertible bonds and the swap by approximately US$1.8 million. A decrease in three-month U.S. dollar LIBOR of 30 basis points would decrease our interest expense by US$0.2 million and increase the fair value of the convertible bonds and the swap by approximately US$1.9 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to our cash and cash equivalent denominated in U.S. dollars, on the asset side, and our convertible bonds, convertible notes and term loans denominated or settled in U.S. dollars, on the liability side. As of December 31, 2011, we had cash and cash equivalents denominated in U.S. dollars of US$52.8 million, and we had RMB 110.8 million (US$17.6 million) in outstanding convertible bonds, US$184 million in outstanding convertible notes and US$240 million in outstanding term loans. Under the terms of the credit agreement dated September 26, 2011, which we entered into in connection with our acquisition of Motel 168, we are required to cause our subsidiaries in China to declare and pay the maximum legally distributable earnings of the most recently ended calendar year as dividends to our entities outside of China to service the debt, except that we may maintain a level of RMB cash balance in China to continue on-going operation and expansion according to a prescribed budget and forecast. We expect to convert any money that we distribute to our entities outside of China from RMB into U.S. dollars.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. However, the appreciation in the RMB against the U.S. dollar since June 2010 has generally been no more than 5% over any given 12-month period. We believe that any depreciation of the RMB against the U.S. dollar in the near term is significantly less likely than continued appreciation.

Depreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange loss to us of approximately RMB 18.0 million (US$2.9 million), whereas appreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange gain to us of approximately the same amount.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Under the September 2011 credit agreement, if the RMB/US$ exchange rate is above 6.50 for any period of five consecutive business days then we are required to enter into and maintain derivative financial instruments to hedge our exposure to foreign currency exchange risk in respect of notional amounts equal in the aggregate to at least 50% of the outstanding principal amount from time to time (taking into account scheduled repayments) of the term loans under that agreement at least through the final maturity date of the loans, which is the earlier of September 15, 2015 and the date when the loans become due and payable in full. As of the date of this annual report, this requirement has not been triggered.

Equity Prices

The closing price of our ADSs was US$25.80 as of December 30, 2011, and it has generally been within $15 of that number for most of our history, the principal exceptions being the last quarter of 2008 and first quarter of 2009 (when it was lower) and the second half of 2011 (when it was higher). An increase of US$15 in the market price of our ADSs from their closing price of US$25.80 as of December 30, 2011 would cause the fair value of our convertible notes to increase by US$32.2 million. A decrease of US$15 in the market price of our ADSs from their closing price of US$25.80 as of December 30, 2011 would cause the fair value of our convertible notes to decrease by US$16.8 million.

The volatility of the market price of our ADSs in 2011 was 53%. An increase of 5 percentage points in volatility would cause the fair value of our convertible notes to increase by approximately US$3.3 million, where as a decrease of 5 percentage points in volatility would cause the fair value of our convertible notes to decrease by approximately US$2.7 million.

Impact of Market Risk in 2011

The decline in the market price of our ADSs and the increase in three-month U.S. dollar LIBOR in 2011, partially offset by the increase in the volatility of the market price of our ADSs during the same year, were responsible for that portion of the decline in the fair value of our convertible notes that is recorded as a gain on change in fair value of our convertible notes of RMB 198.5 million (US$31.5 million) on our statement of operations for the year ended December 31, 2011.

The depreciation of the U.S. dollar against the RMB in 2011 was responsible for an increase in the fair value of our U.S. dollar-denominated debt and debt instruments and a corresponding decrease in the value of our U.S. dollar-denominated cash and cash equivalents, the net effect of which is recorded as a foreign exchange gain of RMB 15.8 million (US$2.5 million) on our income statement for the year ended December 31, 2011.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China continues to experience higher rates of inflation in the future. While recent inflation has been associated with food and other consumption items that are not a major direct cost to us, inflationary pressure has led to some increases in minimum wages in China that affect some of our hotel staff, and personnel costs represent a material part of our total operating costs and expenses.

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

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We were entitled to receive US$217,165 (after withholding tax) for the period between January 1, 2011 and October 31, 2011 from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility. In addition, we are entitled to receive US$368,000 (including withholding tax) for the period between November 2011 and October 2012 from the depositary as the reimbursement for the same purpose. For the year ended December 31, 2011, a total of US$195,270 (after withholding tax) has been paid to us.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

In accordance with SEC regulations, because the acquisition of Motel 168 became effective on October 1, 2011, Motel 168 was excluded from the scope of our management assessment and auditor attestation requirements for the fiscal year ended December 31, 2011. The companies comprising Motel 168 became wholly-owned subsidiaries of our company from October 1, 2011 on, and their aggregated total assets and total revenues represented 25% and 9%, respectively, of the related consolidated financial statement amounts of our company as of December 31, 2011 and for the three-month post-acquisition period ended December 31, 2011, respectively.

Attestation Report of the Registered Public Accounting Firm

See the consolidated financial statements of Home Inns & Hotels Management Inc., which are included at the end of this annual report.

Changes in Internal Control

There were no significant changes in internal control for the year ended December 31, 2011.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Terry Yongmin Hu, Kenneth Gaw and Arthur M. Wang, all of whom are members of our audit committee and independent directors (under the standards set forth in Nasdaq Marketplace Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act), are audit committee financial experts.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on October 2, 2006 that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-137800). On March 3, 2009, our board of directors amended the code of business conduct and ethics adopted in 2006 and appointed Tanya Xiaoxian Tang, who was the head of our internal audit department, as our chief compliance officer. Tanya Xiaoxian Tang resigned from our company in July 2010, and our board of directors has not appointed her replacement. Mr. Jianfeng Geng, an employee in our internal audit department, temporarily acted as chief compliance officer for the purposes of our code of business conduct and ethics. On March 1, 2012, we hired Alex Zhenyu Wan as the head of our internal audit department, and he will act as our chief compliance officer until a permanent appointment is made. Our amended code of business conduct and ethics is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2010	2011
	(in thousands of RMB)
Audit fees (1)	7,865	9,967
Audit-related fees (2)	1,338	1,470
Tax fees (3)	—	1,750
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors in connection with the offering in 2010 of our convertible notes and the issuance in 2011 of ordinary shares related with the Motel 168 acquisition.

(3)	“Tax fees” means the aggregate fees billed for the professional services rendered for tax consultation in connection with the distribution of dividends from our PRC subsidiaries to our offshore subsidiaries.

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held an annual general meeting on September 15, 2011, primarily to consider an amendment to our 2006 Share Incentive Plan. We may hold annual shareholder meetings in the future if there are issues that require shareholder approval.

Maples and Calder has also provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for amendments to our existing equity incentive plans or arrangements. We followed home country practice with respect to certain equity incentive arrangements with our option grantees. We previously cancelled the unvested portion of the options of each of our option grantees on October 27, 2008 and issued them new options for the same number of underlying ordinary shares, with new vesting schedules and a reduced strike price.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Home Inns & Hotels Management Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, effective November 3, 2009 (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

2.1	Indenture, dated December 10, 2007, constituting RMB 1,110,000,000 USD Settled Zero Coupon Convertible Senior Bonds due December 10, 2012 (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

2.2	Indenture, dated December 21, 2010, constituting US$184,000,000 2.00% Convertible Senior Notes due December 15, 2015

2.3	Amendment Agreement regarding indenture, dated April 26, 2011, between the Registrant and The Bank of New York Mellon, as trustee

2.4	Registration Rights Agreement among the Registrant, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Ltd., dated December 21, 2010

2.5*	Registration Rights Agreement by and among the Registrant, GSS III Monroe Holdings Limited and Merrylin International Investment Limited dated as of September 30, 2011

4.1	Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.2	Employment Agreement between the Registrant and Jason Xiangxin Zong, dated January 1, 2007 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3	Registration Rights Agreement by and among the Registrant and Ctrip.com International, Ltd. as of May 7, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

4.4	Amended and Restated 2006 Share Incentive Plan, effective November 3, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

4.5	Purchase Agreement for Convertible Notes due 2015 among the Registrant, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Ltd., dated December 14, 2010

4.6	Employment Agreement between the Registrant and David Jian Sun, dated January 1, 2007 (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.7	Employment Agreement between the Registrant and May Wu, dated January 1, 2007 (incorporated by reference to Exhibit 10.5 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.8	Employment Agreement between the Registrant and Huiping Yan, dated July 13, 2009

4.9	Amendment to Employment Agreement between the Registrant and Jason Xiangxin Zong, effective January 1, 2008

4.10	Amendment to Employment Agreement between the Registrant and May Wu, effective April 22, 2010

4.11	Amendment to Employment Agreement between the Registrant and Huiping Yan, effective April 22, 2010

4.12*	Share Purchase Agreement by and between the Registrant, Motel 168 International Holdings Limited, GSS III Monroe Holdings Limited and Merrylin International Investment Limited dated as of May 27, 2011

4.13*	Credit Agreement among the Registrant and certain of its subsidiaries, BNP Parisbas Hong Kong Branch, Chinatrust Commercial Bank, Ltd., Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A. acting through its Hong Kong Branch, Natixis, Hong Kong Branch, Shinhan Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, and the lenders party thereto, dated as of September 26, 2011

4.14*	Intercreditor Agreement among the Registrant and certain of its subsidiaries, BNP Parisbas Hong Kong Branch, Chinatrust Commercial Bank, Ltd., Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A. acting through its Hong Kong Branch, Natixis, Hong Kong Branch, Shinhan Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, and the hedge counterparties party thereto, dated as of September 29, 2011

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant, as amended on March 3, 2010 (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer

Date: April 24, 2012

HOME INNS & HOTELS MANAGEMENT INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under item 15, management has excluded Motel 168 International Holdings Limited (Cayman) and its subsidiaries (collectively, “Motel 168”) from its assessment of internal control over financial reporting as of December 31, 2011 because Motel 168 was acquired by the Company in a purchase business combination in October 2011. We have also excluded Motel 168 from our audit of internal control over financial reporting. The companies comprising Motel 168 are wholly-owned subsidiaries whose aggregated total assets and total revenues represent 25% and 9%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 24, 2012

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2009	2010	2011	2011
					US$ thousands
					(Note 2(d))
Revenues:
Leased-and-operated hotels		2,453,105	2,910,458	3,559,740	565,586
Franchised-and-managed hotels		147,535	256,799	399,986	63,551

Total revenues		2,600,640	3,167,257	3,959,726	629,137
Less: Business tax and related surcharges		(158,975)	(191,232)	(249,274)	(39,606)

Net revenues		2,441,665	2,976,025	3,710,452	589,531
Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities		(797,944)	(875,510)	(1,232,662)	(195,850)
Personnel costs		(461,949)	(506,406)	(657,155)	(104,411)
Depreciation and amortization		(281,543)	(308,888)	(398,914)	(63,381)
Consumables, food and beverage		(172,467)	(173,256)	(258,120)	(41,011)
Others		(275,186)	(310,705)	(413,815)	(65,749)

Total leased-and-operated hotel costs		(1,989,089)	(2,174,765)	(2,960,666)	(470,402)

Personnel costs of franchised-and-managed hotels		(24,874)	(44,128)	(72,009)	(11,441)
Sales and marketing expenses	2(w)	(30,462)	(33,257)	(44,451)	(7,063)
General and administrative expenses		(155,606)	(193,482)	(335,888)	(53,367)

Total operating costs and expenses		(2,200,031)	(2,445,632)	(3,413,014)	(542,273)

Income from operations		241,634	530,393	297,438	47,258

Interest income		6,686	9,454	31,996	5,084
Interest expense		(10,983)	(2,024)	(46,868)	(7,447)
Issuance costs for convertible notes	12	—	(42,559)	—	—
(Loss)/gain on change in fair value of convertible notes	12	—	(9,040)	198,547	31,546
Gain on buy-back of convertible bonds	11	69,327	2,480	1,521	242
Non-operating income	2(ac)	16,248	22,223	35,899	5,705
Non-operating expenses	12	—	—	(7,315)	(1,162)
Foreign exchange (loss)/gain, net	2(c)	(286)	(4,350)	15,849	2,518

Income before income tax expenses and noncontrolling interests		322,626	506,577	527,067	83,744
Income tax expenses	4	(62,166)	(139,969)	(169,442)	(26,922)

Net income		260,460	366,608	357,625	56,822

Less: Net income attributable to noncontrolling interests		(4,457)	(7,109)	(6,094)	(968)

Net income attributable to Home Inns’ shareholders		256,003	359,499	351,531	55,854

Earnings per share	16
— Basic		3.37	4.45	4.17	0.66

— Diluted		2.34	4.23	1.26	0.20

Weighted average ordinary shares outstanding
— Basic		75,922,589	80,846,617	84,221,665	84,221,665

— Diluted		80,895,112	84,747,102	94,299,393	94,299,393

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs		—	—	3,283	522
Personnel costs of Franchised-and-managed hotels		—	—	3,369	535
Sales and marketing expenses		—	—	656	104
General and administrative expenses		32,009	53,272	69,227	10,999

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2010	2011	2011
				US$ thousands
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	2(e)	2,382,643	1,786,038	283,773
Restricted cash	2(f)	21,552	205,926	32,718
Accounts receivable, net	2(g)	43,274	91,980	14,614
Receivables from related parties	17	5,659	6,379	1,014
Consumables		25,459	43,049	6,840
Prepayments and other current assets	3, 2(g)	77,886	137,887	21,908
Deferred tax assets	4	42,613	75,446	11,987

Total current assets		2,599,086	2,346,705	372,854

Investment in a jointly controlled entity	5	—	8,301	1,319
Property and equipment, net	7	2,104,393	3,452,846	548,602
Goodwill	8	390,882	2,197,728	349,184
Intangible assets, net	9	42,393	1,174,452	186,602
Other assets		50,473	170,039	27,016
Non-current deferred tax assets	4	98,918	199,765	31,739

Total assets		5,286,145	9,549,836	1,517,316

LIABILITIES
Current liabilities:
Accounts payable		45,742	91,457	14,531
Payables to related parties	17	4,182	2,797	444
Short term loans	13	—	346,550	55,061
Finance lease liabilities		—	7,006	1,113
Salaries and welfare payable		141,839	178,032	28,286
Income tax payable		42,397	80,356	12,767
Other taxes payable		15,308	27,295	4,337
Deferred revenues		73,150	202,870	32,233
Convertible bonds	11	—	113,051	17,962
Other unpaid and accruals	10	96,840	154,498	24,547
Other payables	10	419,118	847,090	134,589
Deferred tax liability	4	—	38,313	6,087

Total current liabilities		838,576	2,089,315	331,957

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2010	2011	2011
				US$ thousands
				(Note 2(d))
Non-Current Liabilities:
Long term loans	13	—	1,165,666	185,206
Deferred rental		191,034	593,955	94,370
Deferred revenues		56,996	79,202	12,584
Finance lease liabilities		—	7,750	1,231
Deposits		33,454	63,472	10,085
Unfavorable lease liabilities	9	13,211	396,774	63,041
Convertible bonds	11	159,402	—	—
Financial liability	12	1,227,577	979,008	155,549
Deferred tax liabilities	4	11,552	294,728	46,828

Total liabilities		2,531,802	5,669,870	900,851

Commitments and contingencies	19

Shareholders’ equity
Ordinary shares (US$ 0.005 par value; 200,000,000 shares authorized, 81,716,084 and 90,659,882 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	3,257	3,542	563
Additional paid-in capital		1,913,734	2,683,923	426,432
Statutory reserves	2(ad)	94,114	125,863	19,998
Retained earnings		732,194	1,051,976	167,142

Total Home Inns shareholders’ equity		2,743,299	3,865,304	614,135

Noncontrolling interests		11,044	14,662	2,330

Total shareholders’ equity		2,754,343	3,879,966	616,465

Total liabilities and shareholders’ equity		5,286,145	9,549,836	1,517,316

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of January 1, 2009	71,212,795	2,899	1,393,903	49,994	160,812	19,073	1,626,681

Issuance of ordinary shares to Ctrip.com International, Ltd. (Note 14)	7,514,503	256	340,822	—	—	—	341,078
Exercise of restricted stocks (Note 15)	188,824	6	1,642	—	—	—	1,648
Exercise of stock option (Note 15)	1,387,388	48	29,710	—	—	—	29,758
Recognition of share-based compensation costs	—	—	32,009	—	—	—	32,009
Dividends distributed to noncontrolling interests	—	—	—	—	—	(5,889)	(5,889)
Net income	—	—	—	—	256,003	4,457	260,460
Appropriations to statutory reserves				17,597	(17,597)
Acquisition of noncontrolling interest of a subsidiary						(4,176)	(4,176)

Balance as of December 31, 2009	80,303,510	3,209	1,798,086	67,591	399,218	13,465	2,281,569

Exercise of restricted stocks (Note 15)	75,000	3	781	—	—	—	784
Exercise of stock option (Note 15)	1,337,574	45	61,595	—	—	—	61,640
Recognition of share-base compensation costs	—	—	53,272	—	—	—	53,272
Dividends distributed to noncontrolling interests	—	—	—	—	—	(9,530)	(9,530)
Net income	—	—	—	—	359,499	7,109	366,608
Appropriations to statutory reserves	—	—	—	26,523	(26,523)	—	—

Balance as of December 31, 2010	81,716,084	3,257	1,913,734	94,114	732,194	11,044	2,754,343

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of December 31, 2010	81,716,084	3,257	1,913,734	94,114	732,194	11,044	2,754,343

Exercise of stock option (Note 15)	794,182	26	27,829	—	—	—	27,855
Issurance of ordinary shares in the acquisition of Motel 168 (Note 6)	8,149,616	259	667,055	—	—	—	667,314
Recognition of share-based compensation costs	—	—	76,535	—	—	—	76,535
Dividends distributed to noncontrolling interests	—	—	—	—	—	(6,998)	(6,998)
Net income	—	—	—	—	351,531	6,094	357,625
Appropriations to statutory reserves	—	—	—	31,749	(31,749)	—	—
Acquisition of noncontrolling interest of a subsidiary	—	—	(1,230)	—	—	1,220	(10)
Establishment of majority owned subsidiaries	—	—	—	—	—	3,302	3,302

Balance as of December 31, 2011	90,659,882	3,542	2,683,923	125,863	1,051,976	14,662	3,879,966

Balance as of December 31, 2011 US$ thousands (Note 2(d))	90,659,882	563	426,432	19,998	167,142	2,330	616,465

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2009	2010	2011	2011
				US$ thousands (Note 2(d))
Cash flows from operating activities:
Net income	260,460	366,608	357,625	56,822
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	32,009	53,272	76,535	12,160
Depreciation and amortization	286,574	319,988	412,684	65,569
Amortization of upfront fee of term loan(Note 13)	—	—	5,726	910
Foreign exchange (gain) /loss, net	286	4,350	(15,849)	(2,518)
(Gain)/loss from disposal of property and equipment	(2,946)	(6,165)	9,859	1,566
Impairment loss of property and equipment	5,477	—	1,705	271
Gain on buy-back of convertible bonds	(69,327)	(2,480)	(1,521)	(242)
Issuance costs for convertible notes	—	42,559	—	—
(Gain) /loss on change in fair value of convertible notes	—	9,040	(198,547)	(31,546)
Provision for doubtful accounts	—	—	295	47
Deferred income tax (benefit)/provision	(29,843)	6,789	(15,559)	(2,472)
Share of loss of a jointly controlled entity	—	—	853	136
Loss from fair value change of interest rate swap transaction	—	—	7,315	1,162
Change in assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(8,935)	(11,205)	(14,485)	(2,303)
Increase in receivables from related parties	(3,136)	(2,523)	—	—
Decrease/(increase) in consumables	11,566	(10,140)	(4,894)	(778)
Decrease/(increase) in prepayments and other current assets	8,497	(25,674)	(7,077)	(1,124)
Increase in other assets	(684)	(8,813)	(16,855)	(2,678)
(Decrease)/increase in accounts payable	(1,043)	24,088	(19,027)	(3,023)
(Decrease)/increase in payables to related parties	(1,206)	1,150	1,136	181
Increase in salaries and welfare payable	33,994	38,172	1,852	294
Increase/(decrease) in income tax payable	9,306	(19,367)	5,648	897
Increase/(decrease) in other taxes payable	2,643	(53)	81	13
Increase/(decrease) in accruals for customer reward program	4,744	4,075	(13,931)	(2,213)
Increase in other payables and accruals	39,764	19,409	75,319	11,967
Increase in deferred revenues	41,693	27,674	19,780	3,143
Increase in deferred rental	18,787	35,422	56,585	8,990
Increase in deposits	6,994	12,719	—	—
Increase in interest accruals for convertible bonds and financial liability	2,989	1,063	849	135

Net cash provided by operating activities	648,663	879,958	726,102	115,366

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2009	2010	2011	2011
				US$ thousands (Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	15,171	21,708	5,192	825
Purchase of property and equipment	(426,591)	(373,531)	(737,102)	(117,114)
Purchase of intangible assets	(4,322)	(3,539)	(3,040)	(483)
Cash collected from short term investment	102,206	—	—	—
Cash paid to restricted cash – escrow account and interest reserve account	—	—	(202,323)	(32,146)
Cash used for the acquisition of subsidiaries, net of cash acquired	(9,965)	(600)	(1,732,226)	(275,223)

Net cash used in investing activities	(323,501)	(355,962)	(2,669,499)	(424,141)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	341,078	—	—	—
Proceeds from share option exercise	26,975	63,644	28,173	4,476
Net proceeds from issuance of convertible notes	—	1,188,823	—	—
Buy-back of convertible bonds	(462,029)	(202,687)	(45,507)	(7,230)
Payment for bond offering related issuance costs	—	—	(5,874)	(933)
Repayment of acquired subsidiaries’ debts to former shareholders	(5,481)	—	—	—
Proceeds from loans, net of upfront fee	10,000	24,900	1,433,559	227,770
Repayment of short-term borrowings	(10,000)	(24,900)	—	—
Cash paid for finance lease	—	—	(1,808)	(287)
Dividend paid to noncontrolling interests shareholders of subsidiaries	(4,272)	(9,530)	(8,743)	(1,389)
Capital contribution from a noncontrolling interests shareholders of newly established majority-owned subsidiary	—	—	3,302	525

Net cash (used)/provided by financing activities	(103,729)	1,040,250	1,403,102	222,932

Effect of foreign exchange rate changes on cash and cash equivalents	(286)	(11,195)	(56,310)	(8,947)

Net increase/(decrease) in cash and cash equivalents	221,147	1,553,051	(596,605)	(94,790)
Cash and cash equivalents, beginning of year	608,445	829,592	2,382,643	378,563

Cash and cash equivalents, end of year	829,592	2,382,643	1,786,038	283,773

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	(82,703)	(152,547)	(179,352)	(28,496)
Cash paid during the year for interest	(43)	(211)	(39,115)	(6,215)

Supplemental schedule of non-cash activities:
Unpaid consideration related to the acquisition of Motel 168	—	—	143,728	22,836
Non-cash consideration in settlement of the sellers’ payable to Motel 168	—	—	23,222	3,690
Accruals related to the construction costs of property and equipment	—	169,196	169,134	26,873
Accruals related to the issuance costs for convertible notes	—	5,998	—	—
Restricted cash related to the exercise of the employee stock option which are yet to be transmitted to the employees	—	21,552	(17,949)	(2,852)
Issuance of ordinary shares related to the acquisition of Motel 168	—	—	667,314	106,026

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

In October 2011, the Group completed the acquisition of 100% equity interest of Motel 168 International Holding Limited (“Motel 168”). The total consideration of RMB 2,869,045 included RMB 2,201,731 in cash and RMB 667,314 in share consideration of 8,149,616 Home Inns’ ordinary shares. Thereafter, Motel 168 became a wholly owned subsidiary of the Group. (Refer to Note 6).

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand, Yitel brand and Motel 168 brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or franchises the Home Inn brand, Yitel brand and Motel 168 brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

Leased-and-operated hotels

The Group leases hotel properties from property owners and develops these hotels directly, by hiring, training and supervising the managers and employees to operate the hotels. The Group is responsible for hotel development and customization to conform to the standards of the Group, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically enjoys rental holiday of three to six months and pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s financial statements mainly include share-based compensation, allowance for doubtful accounts, assumption of redemption rate utilized in customer loyalty program, assumptions and inputs used in fair value measurement of financial liabilities, assessment of recoverability of long-lived assets and goodwill, useful lives of long-lived assets, determination of fair value of identifiable assets and liabilities acquired through business combinations, recognition of non-controlling interests, and valuation of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

Certain prior period balances have been reclassified to conform to the current period presentation in the Group’s Consolidated Financial Statements. Such reclassification, which had no effect on previously reported results of operations or retained earnings, included a) reclassifying “personnel costs of franchised-and-managed hotels” as its own line item from “general and administrative expenses” for the years ended December 31, 2009 and 2010 to conform to the presentation in the consolidated statements of operations for the year ended December 31, 2011 and b) Combining “accruals for customer reward program” with “other unpaid and accruals” as of December 31, 2010 to conform to the presentation in the consolidated balance sheets as of December 31, 2011 due to that the accruals for customer reward program as of December 31, 2011 were not significant and the balances were disclosed in note 2r.

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

Prior to January 1, 2010, the Company followed FIN 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, in accounting for variable interest entities and the consolidation. Certain entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company was considered the primary beneficiary of these entities because it absorbed a majority of the entities’ expected losses and received a majority of the entities’ expected residual returns. Accordingly, the financial statements of the following VIEs were consolidated into the Company’s financial statements since their respective date of establishment/acquisition:

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

In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in ASC 810, Consolidation. This guidance modified the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance required ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. The Company adopted this guidance as of January 1, 2010.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

In accordance with the new guidance, the Company is deemed to have a controlling financial interest and is the primary beneficiary of these VIEs as it has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, the Company continues to consolidate the same VIEs that were consolidated prior to January 1, 2010 and the adoption of FAS 167 effective as of January 1, 2010 did not have any impact on the Company’s consolidated financial statements.

The total registered capital of the six VIEs was RMB 6,010 as of December 31, 2010. The total net assets of the consolidated VIEs were RMB 26,262 as of December 31, 2010. The total net income of the six VIE was RMB 11,436 and RMB 16,257 in the year ended December 31, 2009 and 2010, respectively. Management monitors the regulatory risk associated with these contractual arrangements. There are no consolidated VIE assets that are collateral for the VIE obligations and which can only be used to settle the VIE’s obligations. Creditors of the VIE have no recourse to the general credit of Home Inns & Hotels Management (Shanghai) Co., Ltd., which is the primary beneficiary of the VIEs.

In 2011, the Company has determined that equity investment of the six VIEs were no longer considered variable interest entities effective for the year ended December 31, 2011. As the group has majority legal ownership in these entities, it continues to consolidate these entities. The reconsideration event did not have any impact on the Company’s consolidated financial statements.

The Company evaluates its business relationships such as those with franchisees to identify potential variable interest entities. Generally, these businesses qualify for the business scope exception under the consolidation guidance. The Company has concluded that consolidation of any such entities is not appropriate for the periods.

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

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2011 are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.2939, on December 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2011, or at any other rate.

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2010 included US$ 211,592 thousand and HK$ 0.1 thousand. Cash and cash equivalents balance as of December 31, 2011 included US$ 52,747 thousand and HK$ 0.1 thousand.

f. Restricted cash

Restricted cash consists of cash proceeds from the exercise of share options by the Company’s employees which are yet to be transmitted to them, cash reserved in specific interests reserve account (“IRA”) for term loans which will be repaid in 6 months, and cash deposited in an escrow account for the settlement of the outstanding purchase consideration of Motel 168 acquisition.

g. Allowance for doubtful accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. As of December 31, 2010 and 2011, the allowance for doubtful accounts was nil and RMB 295, respectively.

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

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following table presents information about the Group’s financial liabilities classified as Level 3 as of December 31, 2011 and December 31, 2010.

	Balance as of December 31, 2011
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Convertible notes measured at fair value	971,693	—	—	971,693
Interest rate swap transaction	7,315	—	—	7,315

Total financial liability, non-current	979,008	—	—	979,008

	Balance as of December 31, 2010
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Convertible notes measured at fair value	1,227,577	—	—	1,227,577

Total financial liability, non-current	1,227,577	—	—	1,227,577

A summary of changes in Level 3 financial liabilities for the year ended December 31, 2011 was as follows:

Balance at December 31, 2010	1,227,577
Less: Unrealized gains - change in fair value (note 12)	(198,547)
Less: foreign exchange gains (note 12)	(57,337)
Add: Interest rate swap transaction (note 12)	7,315

Balance at December 31, 2011	979,008

k. Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, receivables, payables, accruals, term loans and convertible bonds and financial liability. In accordance with ASC 820, fair value of cash and cash equivalents, restricted cash, receivables, payables, and accruals is measured using Level 1 inputs and their carrying values approximated their estimated fair values due to the short-term nature of these financial instruments. The carrying values of term loans approximate their fair values as all the borrowings carry variable interest rates which approximate rates currently offered by the Group’s bankers for similar debt instruments of comparable maturities. Fair value of convertible bonds is measured using Level 1 input, which is based on quotes obtained from over-the-counter trading activities (Refer to Note 11). Fair value of financial liability associated with the issuance of convertible notes in 2010 is measured using Level 3 inputs, which is measured using a binomial model. Fair value of the financial liability associated with the interest rate swap transaction in 2011 is measured using level 3 inputs, which is measured using the discounted cash flow method. (Refer to Note 12)

l. Business combinations

U.S. GAAP requires that business combinations be accounted for under the acquisition method. From January 1, 2009, the Group adopted ASC805 “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the entity acquired, the difference is recognized directly in the statements of operations.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

m. Jointly ventures

Investment in a joint venture is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under this method, the Group’s income (loss) from investment is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture.

The Group reviews its investment in the joint venture to determine whether a decline in fair value below the carrying value is other than temporary at period end. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, and changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There was no impairment losses for its investment in the joint venture in the year ended December 31, 2011.

n. Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. US GAAP requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment of goodwill was recognized for the years ended December 31, 2009, 2010 and 2011.

o. Intangible assets, net

Intangible assets consist primarily of intangible assets acquired in business combinations and software purchased from third parties. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand, favorable lease agreements and certain franchise agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition.

Except brand, intangible assets arising from business combinations are amortized on a straight-line base over the remaining operating lease term, the franchise agreement term, or estimated life of customer relationship. The estimated useful lives of amortized intangibles are reassessed if circumstances occur that indicate the useful lives have changed.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The trademarked Motel 168 brand was registered in PRC China with remaining legal life of 7 years and can be renewed with minimal costs. Motel 168 is a well recognized brand in the economy hotel industry in PRC China. The useful life of the brand is indefinite. The Group evaluates indefinite-lived intangible asset each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Purchased software is stated at cost less accumulated amortization and impairment, if any, and is amortized on the straight-line basis over its estimated useful life of 5 years.

p. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. The impairment loss recognized for the year ended December 31, 2009, 2010 and 2011 was RMB 5,477, nil and RMB 1,705, respectively.

q. Employee benefits

The employees of the Group’s PRC subsidiaries and VIE entities are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 90,525, RMB 103,292 and RMB180,145 for the years ended December 31, 2009, 2010 and 2011, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the balance sheets were RMB 3,796 and RMB12,524 for the years ended December 31, 2010 and 2011, respectively.

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

Prior to the second quarter of 2011, the Group did not apply redemption rate to the estimation on reward cost due to limited history in its customer reward program. With sufficient historical information and accumulated knowledge on reward points redemption and expiration, the Group has applied a historical redemption rate of 20% prospectively in estimating the costs of reward points since April 1, 2011. After the acquisition of Motel 168, the terms under the Motel 168’s customer reward program have been updated to conform to that of Home Inns’ customer reward program. The Group reassesses the redemption rate at each period end to ensure that the estimate of redemption rate is reasonable.

As of December 31, 2010 and 2011, the accruals for customer reward program amounted to RMB 17,406 and RMB 5,211, respectively, based on the estimated liabilities under the customer reward program. Had the Group not applied the redemption rate in estimating accruals for customer reward program, the accrual balance as of December 31, 2011 would have been RMB 19,851, implying an impact of RMB 14,641 to the consolidated statement of operation in 2011.

s. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees received prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs. Non-current portion of deferred revenue represents cash received from initial franchise fees and sales of membership program, which is recognized after one year from the balance sheet date.

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

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial franchise fee and (ii) on-going management and service fees based on a percentage of revenue which approximates 3% to 6% of the room revenues of the franchised hotels. The franchise fee is an initial one-time fee. For the franchise agreements signed under Home Inns brand Yitel brand and Motel 168 brand after its acquisition by the Group, the franchise fee is recognized as revenue when the franchised hotel opens for business, becomes non-refundable, and the Group has fulfilled all its commitments and obligations including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. For the franchise agreements signed under Motel 168 brand prior to its acquisition by the Group, the franchise fee is recorded as deferred revenue when cash is received and recognized as revenue during the franchising period which usually is 5 years as the franchisees have a refund right that lapses gradually over a five-year period. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system usage fee, which are recognized when services are provided.

Prior to the second quarter of 2011, revenue from one-time membership fees was deferred when received and was recognized when membership records show no activity after a year. With sufficient historical information and accumulative knowledge on membership activity pattern, the Group estimated that average life of members is approximately two years. Therefore, the change in accounting estimate is applied prospectively, and revenue from one-time membership fees has been recognized over two years on a straight line basis since April 1, 2011. For the years ended December 31, 2009, 2010 and 2011, the Group recognized revenue of RMB 14,434, RMB 33,846 and RMB 79,367 from one-time membership fees, respectively. Had the Group not changed the accounting estimate of average life of membership card, revenue from one-time membership fees would have been RMB 61,603, implying an impact of RMB 17,764 to the consolidated statement of operations in 2011.

The Group continues to monitor the membership activity pattern and reassess average life of members at each period end to ensure estimate of revenue recognition period is reasonable.

u. Business tax and related surcharge

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at a total approximate rate of 5.6% and is recorded as a reduction of revenues.

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

w. Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Group’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 12,614, RMB 11,361 and RMB 21,944 for the years ended December 31, 2009, 2010 and 2011, respectively.

x. Share-based compensation

The Group accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation”. It requires the Group to measure at the grant date the fair value of the stock-based award and recognize compensation expense, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Group uses the Black-Scholes option pricing model to determine the fair value of stock options. The requisite service period is the vesting period, which is generally 4 years. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

y. Leases

The Company leases certain property, plant and equipment.

Leases of property, plant and equipment are classified as operating leases when substantially all the risks and rewards of ownership of assets remain with the lessor. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

Leases of property, plant and equipment are classified as finance leases when the Company has substantially all the risks and rewards of ownership. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance cost is charged to the statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the lease term if the lease does not meet the transfer of ownership criterion or the bargain purchase option criterion. If the lease meets either the transfer of ownership criterion or the bargain purchase option criterion, then the related assets are depreciated over the useful life of the asset.

Fixed assets capitalized under finance leases are depreciated in accordance with the Group’s policy for the depreciation of fixed assets.

z. Borrowing costs

Interests incurred in connection with term loan used for acquisition of Motel 168 are expensed as incurred. The upfront fee incurred in connection with the term loan are amortized and recorded as interest expenses over the loan period. (Refer to Note 13)

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. For the years ended December 31, 2009, 2010 and 2011, there was no capitalized interest cost.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2010 and 2011, there were no uncertain tax positions.

ac. Other non-operating income

        Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2009, 2010 and 2011, the Group received financial subsidies of RMB 6,379, RMB 14,903 and RMB 22,356, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received as there is no additional condition attached to the subsidies.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

ad. Statutory reserves

The Group’s subsidiaries and VIE entities incorporated in the PRC are required to set aside 10% of their net income, after offsetting accumulated losses from prior years, and before profit distributions to the investors, as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve Fund reaches 50% of the registered capital of the respective subsidiaries and VIE entities, further appropriations are discretionary. The Statutory Surplus Reserve Fund can be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The Group’s Statutory Surplus Reserve Fund is not distributable to shareholders except in the event of liquidation.

Appropriations to the Statutory Surplus Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2009, 2010 and 2011, the Group made total appropriations to these statutory reserves of RMB 17,597, RMB 26,523 and RMB 31,749, respectively.

ae. Dividends

Dividends are recognized when declared. The Group has not declared or paid any dividends to its shareholders except for the noncontrolling interests.

Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(ad)). Restricted net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 3,218,515 as of December 31, 2011. In addition to the typical statutory reserves of the Company’s PRC subsidiaries and VIE subsidiaries, the restricted net assets also includes RMB 3,092,652 paid in capital.

af. Earnings per share

In accordance with ASC 260 “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The Company’s convertible bonds issued in 2007 and convertible notes issued in 2010 are not participating securities because the terms of the agreements do not provide any participating rights to the holders before conversion. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the monetary effect of instruments that are dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible bonds and convertible notes (using the if-converted method) the vesting of restricted stock and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

ag. Segment reporting

The Company follows “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting. The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC, and assets of the Group are also located in PRC. Accordingly, no geographical segments are presented.

ah. Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on the Group’s financial statements.

In September 2011 the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit, i.e., Step 1 of the goodwill impairment test. If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The Group does not expect the adoption of ASU 2011-08 to have a material impact on its financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Group’s financial statements.

ai. Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2010 and 2011, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents and long term time deposit are financially sound based on public available information.

Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2009, 2010 and 2011. No individual customer accounted for more than 10% of accounts receivable at December 31, 2010 and 2011.

aj. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2010 and 2011 are as follows:

	2010	2011
Prepayment for utility and telecom expenses	21,034	31,645
Prepayment for rental expenses	19,495	28,748
Proceeds receivable from disposal of a subsidiary	—	12,418
Employee advances	5,615	10,076
Interest receivable	4,932	7,047
Prepayment for advertisement, consultation and insurance	3,509	5,778
Deposits for utility expenses	6,411	9,772
Other current assets	16,890	32,403

Total	77,886	137,887

4. INCOME TAXES

Cayman Islands, British Virgin Islands (“BVI”) and the Republic of Mauritius (“Mauritius”)

Under the current laws of the Cayman Islands, BVI and Mauritius, the Company and its subsidiaries registered in Cayman Islands, BVI and Mauritius are not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Home Inns Hong Kong subsidiaries were subject to Hong Kong profit tax at a rate of 16.5% on their assessable profits. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

PRC

The Company’s subsidiaries and its VIE entities incorporated in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Effective January 1, 2008, the Company’s subsidiaries and its VIE entities are subject to the Corporate Income Tax Law of the People’s Republic of China (hereinafter “the new CIT Law”) as approved by the National People’s Congress on March 16, 2007, under which the corporate income tax rate applicable to most of the Group’s PRC entities adjusted from 33% to 25%. Five of the Group’s subsidiaries and VIE entities enjoyed a preferential income tax rate of 15% before 2008, and the income tax rate applicable to these subsidiaries is phased in at 18%, 20%, 22%, 24% and 25% in a 5 year period from 2008 to 2012.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a Foreign Invested Enterprise (“FIE”) prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10%. For certain jurisdictions that have signed tax treaties with the PRC, the WHT rate are 5%. No dividend was declared by PRC subsidiaries in the years ended December 31, 2009 and 2010. As the Group intended to indefinitely reinvest its earnings to further expand its businesses in PRC China, undistributed earnings as of December 31, 2009 and 2010 were considered to be indefinitely reinvested. Therefore, no deferred tax liability was recognized in the years ended December 31, 2009 and 2010.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

In September 2011, in connection with the acquisition of Motel 168, the Group entered into a US$240,000 denominated, 4-year term loan facility agreement. (Refer to Note 13) In order to service the debt, after-tax profits from its PRC subsidiaries in China will be distributed to its overseas holding company borrower. The Group has recognized the relevant deferred tax liability of RMB 38,313 as of December 31, 2011 in connection with cumulative distributable earnings since 2008 using a 5% dividend withholding tax rate provided as a preferential rate by the tax arrangement between PRC and Hong Kong. (Note a, Reconciliation of the differences between statutory tax rate and the effective tax rate)

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31 is as follows:

	2009	2010	2011
Current income tax expense	92,009	133,180	185,001
Deferred income tax (provision) /benefit	(29,843)	6,789	(15,559)

Income tax expense	62,166	139,969	169,442

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2009	2010	2011
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(3%)	(3%)	(3%)
Tax differential for the gains/expenses recorded by the Company and its subsidiaries registered in Cayman Islands, BVI and Mauritius which are not subject to tax	(2%)	5%	2%

Permanent difference for non-deductible expenses	(1%)	1%	1%
CIT refund	(2%)	—	—
Withholding tax on earnings no longer considered indefinitely reinvested	—	—	7%

Effective CIT rate	19%	28%	32%

Deferred tax assets and liabilities comprised:

	2010	2011
Deferred tax assets, current:
Tax loss carry forwards	10,668	21,269
Deductible temporary differences related to:
-rental expenses	1,091	3,009
-pre-operating expenses	5,780	8,886
-deferred revenue, current	14,376	42,670
-accruals for customer reward program	4,351	915
-others	6,682	12,154
Valuation allowance	(335)	(13,457)

	42,613	75,446

Deferred tax assets, non-current:
Tax loss carry forwards	32,905	101,649
Deductible temporary differences related to:
-rental expenses	66,246	185,448
-pre-operating expenses	11,560	16,100
-deferred revenue, non current	12,178	15,331
-unfavorable lease related to acquisitions	2,180	98,188
-Impairment loss of property and equipment	1,369	39,499
-others	442	1,190
Valuation allowance	(27,962)	(257,640)

	98,918	199,765

Total deferred tax assets	141,531	275,211

Deferred tax liabilities, current:
Withholding tax for profit distribution of previous periods (refer to Income Tax – PRC)	—	38,313

Deferred tax liabilities, non-current:
Recognition of intangible assets related to the acquisition of Motel 168	—	282,638
Other taxable temporary differences	11,552	12,090

	11,552	294,728

Total deferred tax liabilities	11,552	333,041

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The Group had tax loss carry forward of RMB491,672 as of December 31, 2011. The Group’s remaining tax loss carryforward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2017.

A valuation allowance of RMB 28,297 and RMB 271,097 was provided for the net deferred tax assets of the Company as of December 31, 2010 and 2011, respectively. As of December 31, 2011, a valuation allowance of RMB 237,385 was carried forward from the acquisition of Motel 168. The valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry forwards generated by certain subsidiaries or VIE entities. As those entities continue to have accumulated tax losses and tax planning strategies are not available to utilize those tax losses in other Company companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2009, 2010 and 2011 when the Company generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Company from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carry forwards generally expire after five years.

For the tax holidays described for certain entities in the “China” section of this Note, the aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
	2009	2010	2011
(in thousands, except per share data)	RMB	RMB	RMB

Aggregate effect	8,904	13,851	14,505
Basic ordinary share effect	0.12	0.17	0.17
Diluted ordinary share effect	0.11	0.16	0.15

5. INVESTMENT IN A JOINTLY VENTURE

	Investment in a jointly controlled entity	Shareholders’ loan	Subtotal	Shares of loss	Total
At October 1, 2011	500	10,000	10,500	(1,346)	9,154
Share of loss	—	—	—	(853)	(853)

At December 31, 2011	500	10,000	10,500	(2,199)	8,301

The jointly controlled entity was originally invested by Motel 168. After the acquisition by Home Inns on October 1, 2011, the amount of RMB 853 recognized as ‘share of loss of a jointly controlled entity’ in the consolidated statements of operations is equal to the share of total loss of the jointly controlled entity during the three-month ended in December, 2011. It has exceeded the original cost of the Group’s investment in the entity. Before the acquisition, Motel 168 loaned RMB 10,000 to the entity without a specified repayment date. This loan has the same economic effect as a capital contribution and should be treated as being a part of the net investment in the entity. Therefore, Motel 168 treated its original investment of RMB 500, together with the loan of RMB 10,000 that in substance form part of the net investment, as the ceiling, being RMB 10,500, to pick up its share of loss of the entity. As at December 31, 2011, the Group fully picked up the share of loss of the entity of RMB 853 and records it as a reduction to the interests in a jointly control entity.

6. ACQUISITION

a. Acquisition of Motel 168

On October 1, 2011, to further strengthen the Group’s diverse growth plans and multi-brand strategy, the Group completed the transaction to acquire 100% equity interest in Motel 168, a well-established economy hotel chain in China. The Group obtained control over Motel 168 and has consolidated its financial statements since then. The total purchase price for the transaction was approximately RMB 2,869,045, which consists of RMB 2,201,731 in cash consideration and RMB 667,314 in shares consideration of Home Inns’ 8,149,616 ordinary shares. Fair value of the ordinary shares is measured at the quoted market price of US$12.885 as of September 30, 2011, the date closest to the acquisition date. Total acquisition costs were RMB 63,824, which were expensed as incurred in the year ended December 31, 2011.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Purchase Price Allocation

The total purchase price was allocated to Motel 168’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The excess of (i) the total of cost of acquisition, over (ii) the fair value of the identifiable net assets of Motel 168 is recorded as goodwill. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Motel 168’s business.

Allocation of purchase price:

		Useful life
Fair value of net tangible assets acquired	559,267
Intangible assets-favorable lease (1)	399,193	remaining lease terms
Intangible assets-customer relationship (2)	6,990	4 years
Intangible assets-franchise agreement (3)	48,770	8 years
Intangible assets-brand (4)	684,300	Indefinite
Unfavorable lease liability (1)	(392,608)	remaining lease terms
Goodwill (5)	1,806,846
Net deferred tax liability, non-current	(243,713)

Total purchase price	2,869,045

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	299,195
Trade and other receivables (6)	92,925
Consumables	12,708

Total current assets	404,828

Investment in a jointly-controlled company	9,154
Property and equipment, net	873,986
Intangible assets, net	6,570
Deposits for long-term leases	7,645
Prepaid operating lease payments	9,175
Deferred tax assets, non-current	40,345

Total assets	1,351,703

Trade and other payables	(233,888)
Finance lease liabilities	(6,017)
Income tax payable	(32,310)
Deferred revenues	(35,878)
Provisions	(12,690)

Total current liabilities	(320,783)

Deferred revenues, non-current	(87,791)
Finance lease liabilities	(7,508)
Other non-current liabilities	(376,354)

Total liabilities	(792,436)

Fair value of net tangible assets acquired (a)	559,267

Fair value of intangible assets and related net deferred tax liabilities acquired (b)	502,932

Cumulative considerations (c)	2,869,045

Goodwill (c - b - a)	1,806,846

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

(1)	Fair value of the leases was determined based on the incremental cash flow method. The amortization period of the favorable leases is based on the remaining lease term.

(2)	Fair value of the customer relationship was determined based on multi-period excess-earnings method. The amortization period of 4 years was based on the estimated life of the corporate customers.

(3)	Fair value of the franchise agreement was determined based on multi-period excess-earnings method. The amortization period of 8 years was based on the estimated remaining franchise agreement term.

(4)	Brand represents the registered trademark, Motel 168, which was registered in PRC China with remaining legal life of 7 years and can be renewed continually with minimal costs every 10 years. The brand is an intangible asset that relates to the name recognition of a company and its services. Motel 168 is a well recognized brand in the economy hotel industry in PRC China. The useful life of the brand is indefinite. Fair value of the brand was determined based on the relief from royalty method.

(5)	Goodwill represents the expected synergies from combining operations of the Company and Motel 168, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

(6)	(i) The gross amount due under the receivables acquired is RMB 39,307, of which RMB 4,673 is expected to be uncollectable. (ii) Included in the other receivables, an aggregated amount of RMB 23,222 represented the advisory service fees incurred by its former shareholders, but paid by Motel 168 on behalf, in connection with the sales of Motel 168’s shares during the nine-month period ended September 30, 2011. After the completion of acquisition, Home Inns agreed with the former shareholders of Motel 168 to offset the acquisition consideration payable with the receivable balance due from the former shareholders of Motel 168 by RMB 23,222.

No significant contingencies were identified which should be valued.

Motel 168 contributed net revenues of RMB 346,365 and incurred net loss of RMB 17,516 from October 1, 2011 through December 31, 2011.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

b. Unaudited Pro forma Financial Information

The following unaudited combined pro forma information presents information of the Group as if the acquisition above occurred on January 1, 2010.

(in RMB)	2010	2011
	(unaudited)	(unaudited)

Net revenues	4,599,322	4,753,563

Income from operations	635,700	290,302

Net income	306,948	255,998

Basic	3.45	2.84
Diluted	3.29	0.23

The unaudited pro forma financial information includes RMB 4,203 and RMB 4,203 in 2010 and 2011, respectively for the net amortization of identifiable intangible assets and unfavorable leases. The unaudited pro forma statements of operations for the year ended December 31, 2011 excluded the transaction costs of RMB 63,824 and the unaudited pro forma statements of operations for the year ended December 31, 2010 included the transaction costs of RMB 63,824. These costs were directly related to this transaction and were non-recurring. The pro forma diluted gain per share of 2011 was RMB 0.23, primarily due to fair value impact of convertible notes (Note 16). The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2010.

7. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2010	2011
Buildings	9,815	9,310
Leasehold improvements	2,258,501	3,685,489
Machinery and equipment	182,792	285,921
Furniture, fixtures and office equipment	544,852	627,588
Construction in progress	56,805	159,985

	3,052,765	4,768,293

Less: Accumulated depreciation	(948,372)	(1,315,447)

Property and equipment, net	2,104,393	3,452,846

Depreciation expenses incurred for the years ended December 31, 2009, 2010 and 2011 were RMB 281,890, RMB 314,923 and RMB 404,901, respectively. The cost of property and equipment is stated net off impairment losses of RMB 5,477 and RMB 7,182 as of December 31, 2010 and 2011.

Included in leasehold improvements was accumulated capitalized interest of RMB 3,916 as of December 31, 2010 and 2011.

8. GOODWILL

Components of goodwill as of December 31, 2010 and 2011 are as follows:

	2010	2011
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain	191,368	191,368
Acquisition of Motel 168	—	1,806,846
Other acquisitions	62,442	62,442

Total goodwill	390,882	2,197,728

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

9. INTANGIBLE ASSETS AND UNFAVORABLE LEASE

Intangible assets and unfavorable lease as of December 31 are as follows:

	2010	2011
Intangible assets, original cost—
Favorable lease agreements	42,489	441,682
Franchise agreements	804	49,574
Customer relationship	83	7,073
Brand	—	684,300
Purchased software	20,960	30,246

	64,336	1,212,875

Less: Accumulated amortization —
Favorable lease agreements	(11,452)	(21,462)
Franchise agreements	(804)	(2,328)
Customer relationship	(19)	(461)
Purchased software	(9,668)	(14,172)

	(21,943)	(38,423)

Intangible assets, net	42,393	1,174,452

Unfavorable lease liability —

	2010	2011
Unfavorable lease agreements, original cost	17,773	410,381
Less: Accumulated amortization	(4,562)	(13,607)

Unfavorable lease liability, net	13,211	396,774

Franchise agreements, and favorable and unfavorable leases agreements were acquired primarily from the acquisition of Top Star hotel chain, the purchase of minority interests in Home Inns Beijing and the acquisition of Motel 168. The value of the favorable lease agreements was determined based on the estimated present value of the amount the Company has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired leases that exceed market prices and is recognized as a liability. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term and the amortization is recorded as operating costs at net. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.

Amortization expense of intangible assets for the years ended December 31, 2009, 2010 and 2011 amounted to RMB 6,116, RMB 6,439 and RMB 16,828, respectively. Amortization expense of unfavorable lease agreements, net of favorable lease agreement amortization, for the years ended December 31, 2009, 2010 and 2011 amounted to RMB 1,431, RMB 1,374 and RMB 9,045 respectively.

The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavourable Lease	Net Amortization
2012	43,653	(31,990)	11,663
2013	42,124	(31,988)	10,136
2014	41,170	(31,986)	9,184
2015	38,439	(31,985)	6,454
2016	35,687	(31,946)	3,741

	201,073	(159,895)	41,178

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

10. OTHER PAYABLES AND ACCRUALS

	2010	2011
Accrued expenses for utilities, rental expenses and others	43,657	81,367
Accruals for professional service fees	9,178	22,702
Accrued agency fees	3,819	5,481
Accruals for customer reward program	17,406	5,211
Others	22,780	39,737

Other unpaid and accruals-subtotal	96,840	154,498

Payables on construction cost of leasehold improvement	338,753	524,792
Payables on the unpaid consideration related to the acquisition of Motel 168	—	143,728
Payables due to the then shareholders of Motel 168 incurred before acquisition	—	75,611
Deposit from franchised-and-managed hotels, current	25,180	34,135
Payables on repair and maintenance cost	12,537	30,051
Payables to employees for exercised options	30,596	11,713
Others	12,052	27,060

Other payables-subtotal	419,118	847,090

Total	515,958	1,001,588

11. CONVERTIBLE BONDS

In December 2007, the Company issued RMB 1,110,000 of USD settled zero coupon convertible bonds (the “Bonds”). The Bonds will mature on December 10, 2012.

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

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The Bonds contain embedded redemption and conversion features are not required to be bifurcated.

As of December 31, 2009, the fair value of the Bonds was approximately RMB 355,752 or approximately 98.88% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately RMB 531,200 or 48% of the Bonds at approximately 86.97% of face value in 2009, which resulted in a gain of RMB 69,327 in 2009.

As of December 31, 2010, the fair value of the Bonds was approximately RMB 161,906 or approximately 103.13% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately RMB 202,800 or 18% of the Bonds at approximately 99.94% of face value in early 2010, which resulted in a gain of RMB 2,480 in 2010.

As of December 31, 2011, the fair value of the Bonds was approximately RMB 106,922 or approximately 96.5% of face value, based on quotes obtained from over-the-counter trading activities. As a result of the depressed market conditions, the Company repurchased approximately RMB 46,200 or 4% of the Bonds at approximately 98.5% of face value in early 2011, which resulted in a gain of RMB 1,521 in 2011.

The issuance costs related to the convertible bond offering was amortized within two years from December 2007. Amortization expense for the years ended December 31, 2009, 2010 and 2011 amounted to RMB 7,878, nil and nil, respectively, and was included within interest expenses.

12. FINANCIAL LIABILITY

The financial liabilities consist of convertible notes and interest rate swap transaction.

(a) Convertible notes measured at fair value

The Company issued USD 184,000 of convertible notes (including USD 24,000 covering 30-day over-allotment option) on December 21, 2010 (the “Notes”). The Notes will mature on December 15, 2015. The interest rate is 2% per annum payable semi-annually, in arrears. No accrued interest to be paid on the Notes when they are converted.

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

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The registration rights granted under the convertible notes agreement are: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form S-3 registration rights. The Company is required to use its best effort to cause a shelf registration statement to become effective within 210 days after the original issuance of the Notes with respect to register re-sales of the Notes and the issuance of ordinary shares (represented by ADSs) issuable upon conversion of the Notes. The Company will be required to pay additional interest of up to 0.50% per annum for the first year, subject to some limitations, to the holders of the notes if it fails to comply with the obligations to register the Notes and ordinary shares represented by ADSs issuable upon conversion of the Notes or the registration statement does not become effective within the specified time periods. As of December 31, 2011, management assessed that the likelihood of the Company having to make any additional interest payments under the arrangement is remote.

The Company has RMB as its functional currency, and the Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the Notes offering have been expensed as incurred in the year ended December 31, 2010.

Fair value of the Notes is determined using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Group uses a weighted risk-free and risk interest rate (the combination of the risk free rate plus the credit spread for the underlying Notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risk interest rate.

The estimated fair value of financial liability amounted to approximately RMB 1,227,577 (US$185,997) and RMB 971,693 (US$ 154,386) as of December 31, 2010 and 2011, respectively. In the year ended December 31, 2010, the Company recorded foreign exchange gain of RMB 6,848, loss from fair value change of the Notes of RMB 9,040, and one-time charge of issuance costs of RMB 42,559, respectively. In the year ended December 31, 2011, the Company recorded foreign exchange gain of RMB 57,337, and a gain from fair value change of RMB 198,547, respectively.

(b) Interest rate swap transaction

In connection with the acquisition of Motel 168, the Company entered into a US$ 240,000 denominated, 4-year term loan facility. This term loan carries floating interest at a rate per annum equal to one-month London Interbank Offered Rate (“LIBOR”) plus 3.9%. The Company entered into an interest rate swap contract on November 28, 2011. The notional principal amount of the outstanding interest rate swap contract at December 31, 2011 was US$180,000, and the fixed interest rate was 1.13%. The floating rate was with reference to three-month US dollar LIBOR.

The Company has accounted for this derivative financial instrument at fair value with the changes in fair value recorded in the consolidated statement of operations. The Company performs valuation of the derivative at each balance sheet date and records the change in fair value as non-operating income or loss.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Fair value of the financial liabilities is determined using the discounted cash flow method. Under this method, the value of the interest rate swap equals to the present value of the net position of its future cash flows as of each settlement date. The net position of the future cash flows as of each settlement date is determined by comparing the projected fixed cash outflows with the projected variable cash inflows. The projected fixed cash outflows are calculated based on the fixed interest rate established upon consummation of the initial swap contract. The projected variable cash inflows are calculated based on the estimated swap yield curve as of the measurement date, in respect that the interest rates swap is a fix-for-floating swap from the Company’s perspective. The net position of the future cash flows is then discounted by using the estimated swap yield curve rates.

In the year ended December 31, 2011, total loss as a result of fair value measurement is approximately RMB 7,315, which was recorded as non-operating expenses.

13 . DEBT

The Group’s borrowings consist of the following:

2011

Long-term debt, current portion	346,550
Long-term debt	1,165,666

Total	1,512,216

On September 26, 2011, the Group entered into a senior secured credit facility under which the Group can borrow up to USD 240,000. The proceeds of the borrowing should only be used for the acquisition of Motel 168. As of December 31, 2011, the Company had drawn down the full amount of the credit facility.

The interest rate of this borrowing is LIBOR plus 3.90% and total upfront fee is RMB 91,617. The weighted average interest rate for the borrowings was 4.22% for the years ended December 31, 2011. The upfront fee is amortized and recorded as interest expenses during the loan period, which is four years.

The principal amounts of the loan will be repaid in consecutive installments (each, an “Installment”) on each of the dates (each, an “Amortization Date”) and in the aggregate amounts set forth in the table below:

Date	Installment
July 31, 2012	US$	55,000,000
July 31, 2013	US$	60,000,000
July 31, 2014	US$	65,000,000
September 15, 2015	US$	60,000,000

Total	US$	240,000,000

14. SHARE CAPITAL

As of December 31, 2009 and 2010, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.

In July 2006, the Company issued 2,834,037 ordinary shares in a private placement to certain individuals including certain executives and directors of the Company, for RMB 62,918 or US$ 2.77 per share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors. The issuance price per ordinary share of US$ 2.77 was lower than the fair value of the Company’s ordinary shares as of the date of the agreement and the difference of RMB 9,564 was recognized as share-based compensation expenses.

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

On October 22, 2007, the Company issued US$ 28,252 in equity, or 655,831 ordinary shares, to selling shareholders of Top Star hotel chain. The purchase price per ordinary share was set at US$ 21.539 or US$ 43.078 per ADS. Total proceeds, net of issuance costs from the issuance, amounted to RMB 106,022 .

On May 21, 2009, the Company issued US$50,000 in equity, or 7,514,503 ordinary shares, to Ctrip.com International, Ltd. through a private placement. The purchase price per ordinary share is set at US$6.6538 or US$13.3076 per ADS. Total proceeds, net of issuance costs from the issuance, amounted to RMB 341,078.

On September 30, 2011, the Company issued US$105,008 in equity, or 8,149,616 ordinary shares, to selling shareholders of Motel 168. The purchase price per ordinary share was set at US$12.885 or US$25.77 per ADS. The total value amounted to RMB 667,314 (Note 6).

15. SHARE BASED COMPENSATION

On February 28, 2003, the Company adopted a share option plan (“2003 Option Plan”) under which the directors of the Company may, at their discretion, grant options to acquire ordinary shares to any senior executives (including directors) and employees of the Company and/or its subsidiaries. Share options vest annually over a period of 4 years and once vested can be exercised within 5 years from the date of grant. The 2003 Option Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 5% of total ordinary and preferred shares outstanding. On May 30, 2005, the Company adopted a board resolution to increase shares reserved under the share option plan to 6% of total ordinary and preferred shares outstanding. On March 30, 2006, the Company adopted a shareholder resolution to increase shares reserved for the share options plan to 9% of total ordinary and preferred shares outstanding. This represented 4,784,226 options based on the then outstanding ordinary shares, which have been fully issued.

In July 2006, the Company also issued 1,020,000 shares of restricted stocks to certain current senior managers to replace the option awards previously granted under the 2003 Option Plan. The restricted stocks were exercisable immediately upon issuance. However, the vesting and other requirements imposed on these restricted stocks were identical to the terms under the original option awards, and therefore, the modification did not result in any incremental compensation cost. At December 31, 2010, there was no deferred compensation costs related to restricted stocks. Share-based compensation expenses associated with restricted stocks were RMB 771, RMB 130 and nil during the years ended December 31, 2009, 2010 and 2011, respectively. The weighted average remaining contractual life was zero for restricted stock grants outstanding at December 31, 2010.

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees, directors and consultants of the Company or any of our related entities, which include our subsidiaries or any entities in which the Company holds a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. As of December 31, 2011, the number of ordinary shares that may be issued under the 2006 Share Incentive Plan is up to 15,062,194 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

In March 2008, the Company granted 1,093,200 share options to its employees and directors under the 2006 Share Incentive Plan, which had a grant date fair value of US$ 3.1826 per option.

The Company entered into an option cancellation and replacement (“modification”) agreement for all unvested options under the 2006 Share Incentive Plan as of October 27, 2008 and adjusted the exercise price to the then current market price of US$ 3.63. The Company modified 2,443,000 share options with an incremental value of US$ 1.2415, US$ 1.2601, US$ 1.2588 and US$ 0.9830 per option for 26/12/2006 program, 20/04/2007 program, 21/12/2007 program and 27/03/2008 program, respectively. The modification had an immaterial impact on 2008 stock compensation expense and will increase stock compensation expenses by US$ 4,628 from 2009 to 2012.

On October 27, 2008, the Company granted 280,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 1.3942 per option.

On July 14, 2009 and October 30, 2009, the Company granted 1,416,000 and 220,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 3.2313 and US$ 6.4533 per option, respectively.

On March 19, 2010, June 21, 2010 and November 10, 2010, the Company granted 1,760,500, 120,000 and 109,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 8.1764, US$ 12.176 and US$ 11.594 per option, respectively.

On February 24, 2011 and November 9, 2011, the Company granted 1,919,000 and 317,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 8.0297 and US$ 7.4567 per option, respectively.

The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the years ended December 31, 2009, 2010 and 2011:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)

Outstanding as of January 1, 2009	5,103,670	US$	4.4353	3.6	US$	(0.74)
Granted	1,636,000	US$	8.1315
Exercised	(1,387,388)	US$	3.1468
Forfeited	(132,650)	US$	4.4636
Cancelled	(23,500)	US$	17.3629

Outstanding as of December 31, 2009	5,196,132	US$	5.8839	3.5	US$	61.27
Vested and exercisable as of December 31, 2009	1,273,212	US$	7.0255	2.4	US$	13.56

Outstanding as of December 31, 2009	5,196,132	US$	5.8839	3.5	US$	61.27
Granted	1,989,500	US$	16.8005
Exercised	(1,337,574)	US$	6.8249
Forfeited	(79,630)	US$	10.2435
Cancelled	(1,500)	US$	8.2183

Outstanding as of December 31, 2010	5,766,928	US$	9.3709	3.3	US$	64.06
Vested and exercisable as of December 31, 2010	1,329,628	US$	5.1184	2.1	US$	20.43

Outstanding as of December 31, 2010	5,766,928	US$	9.3709	3.3	US$	64.06
Granted	2,236,000	US$	16.2501
Exercised	(794,182)	US$	5.4085
Forfeited	(122,076)	US$	13.0759
Cancelled	(6,000)	US$	7.6418

Outstanding as of December 31, 2011	7,080,670	US$	11.9253	3.09	US$	6.90
Vested and exercisable as of December 31, 2011	2,044,384	US$	7.8647	2.28	US$	10.29

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 17.68, US$ 20.48 and US$ 12.90 per share as of December 31, 2009, 2010 and 2011, respectively.

The following is information relating to options outstanding as of December 31, 2011:

			Outstanding		Exercisable
Exercise price	Weighted- average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual
US$17.390	US$	17.390	47,640	0.30	47,640	0.30
US$3.6300	US$	3.6300	1,718,642	1.82	1,082,982	1.82
US$7.3300	US$	7.3300	1,075,800	2.53	401,800	2.53
US$13.290	US$	13.290	160,850	2.83	74,850	2.83
US$16.165	US$	16.165	1,649,738	3.21	380,362	3.21
US$20.515	US$	22.975	120,000	3.86	30,000	3.86
US$22.975	US$	22.975	107,000	3.86	26,750	3.86
US$16.355	US$	16.355	1,884,000	4.15	—	—
US$15.615	US$	15.615	317,000	4.86	—	—

			7,080,670		2,044,384

In connection with the share options granted during the years ended December 31, 2009, 2010 and 2011, the Company recognized share-based compensation expense of RMB 31,238, RMB 53,142 and RMB76,535, respectively. As of December 31, 2011, there was RMB 180,285 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 2.44 years.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2009	2010	2011
Risk-free interest rate (1)	1.76% to 1.81%	0.795% to 1.905%	0.5128% to 1.4348%
Expected life (years) (2)	3 to 4.5	3 to 4.5	3.41 to 3.56
Expected dividend yield (3)	—	—	—
Expected Volatility (4)	57.29% to 64.24%	67.32% to 68.92%	67.01% to 69.38%

(1)	The risk-free interest rates are based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of share options is based on historical exercise patterns, for options granted since 2009 which the Company has historical data of and believes are representative of future behavior.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	For the years ended December 31, 2009 and 2011, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule. Since 2011, expected volatility is estimated based on the Company’s historical volatility for a period equivalent to the expected term preceding the grant date.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

16. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	2009	2010	2011
Numerator:
Net income available to ordinary shareholders	256,003	359,499	351,531

Dilutive effect of issuance and buy-back of convertible bonds	(66,338)	(1,418)	(845)
Dilutive effect of issuance of convertible notes	—	—	(232,278)
Net income for diluted earnings	189,665	358,081	118,408

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	75,922,589	80,846,617	84,221,665
Dilutive effect of share options	1,952,622	2,847,416	1,951,850
Dilutive effect of convertible bonds	3,019,901	1,053,069	671,670
Dilutive effect of convertible notes	—	—	7,454,208

Denominator for diluted earnings per share	80,895,112	84,747,102	94,299,393

Basic earnings per share	3.37	4.45	4.17

Diluted earnings per share	2.34	4.23	1.26

For the years ended December 31, 2009, ordinary share equivalents outstanding of 680,432 shares of stock options were excluded in the computation of diluted earnings per share, as their effect would have been anti-dilutive in such periods.

For the year ended December 31, 2010, outstanding stock options of 290, 914 shares and 224,647 ordinary shares issuable upon the conversion of convertible notes were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

For the year ended December 31, 2011, outstanding stock options of 1,254,933 shares were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

For the year ended December 31, 2011, dilutive effect of issuance of convertible notes included gain on change in fair value of 198,547, foreign exchange gain on convertible notes of 57,337 and related interest expenses of 23,606.

17. RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company
BTG	Parent company of Poly Victory Investments Limited
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG
Shanghai Xin Zhi Trading Co., Ltd.	Noncontrolling interests of subsidiary
Xiamen Shuiwu Co., Ltd.	Noncontrolling interests of subsidiary
Fujian Yun Tong Co., Ltd.	Noncontrolling interests of subsidiary
Shanghai Dinuo Co., Ltd.	Noncontrolling interests of subsidiary
Sun Yan	Noncontrolling interests of subsidiary

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Related party transactions during the years ended December 31 is as follows:

	2009	2010	2011
Agency fees paid to Ctrip.com International, Ltd.	20,942	18,191	17,661
Rental fees paid to Jian Guo Inns	2,800	2,800	2,800

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2010	2011
Shanghai Xin Zhi Trading Co., Ltd.	3,114	2,408
Shanghai Dinuo Co., Ltd.	825	1,425
Fujian Yun Tong Co., Ltd.	1,170	1,596
Sun Yan	550	950

	5,659	6,379

The amount due from all the related parities represented the advance payment for dividends.

Due to related parties:

	2010	2011
Dongguan Kanglv Co., Ltd.	1,496	—
Ctrip.com International, Ltd.	1,421	2,557
Xiamen Shuiwu Co., Ltd.	1,265	240

	4,182	2,797

The amounts due from and due to related parties as of December 31, 2010 and 2011 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. These amounts are not collateralized, free of interest and receivable or payable on demand.

18. OBLIGATIONS UNDER FINANCE LEASES

The Company has entered into finance leases for certain electronic equipment with 3-year payment terms. The following is an analysis of the leased property under finance lease:

December 31, 2011
Electronic equipment	19,696
Less: Accumulated depreciation	(3,173)

Total	16,523

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of December 31, 2011:

December 31, 2011
2012	7,233
2013	7,233
2014	1,407
Total minimum lease payments	15,873
Less: Amount representing interest	(1,117)

Present value of net minimum lease payments	14,756

Analysis as:	7,006
Current	7,750

Non Current	14,756

The above finance lease obligations are included in finance lease liabilities in the balance sheet.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

19. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2011, the Group’s commitments related to leasehold improvements, and installation of machinery and equipment for the hotel operations amounted to RMB 158,172.

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total
2012	2,800	1,366,905	1,369,705
2013	2,800	1,392,707	1,395,507
2014	2,800	1,407,604	1,410,404
2015	2,800	1,416,020	1,418,820
2016	2,800	1,408,301	1,411,101
Thereafter	767	9,896,601	9,897,368

Total	14,767	16,888,138	16,902,905

Rental expenses amounted to RMB 585,969, RMB 644,248 and RMB 937,145 during the years ended December 31, 2009, 2010 and 2011, respectively.

(c) Commitments under financial leases

As of December 31, 2011, the Group’s commitments under financial leases amounted to RMB 60,715.

(d) Contingencies

As of December 31, 2011 the Group had no significant outstanding contingencies that are likely to have a material impact on our financial condition, results of operations, liquidity or cash flows.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

20. ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

The separate financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate balance sheets of the Company as ‘Investments in subsidiaries.” The Company was incorporated in May 2006 and immediately became the parent company of Home Inns & Hotels Management (Hong Kong) Limited and its operating subsidiaries. The financial statements have been prepared as if the Company had been in existence since January 1, 2006. Subsidiaries income or loss is included as the Company’s “Share of income from subsidiaries” on the statement of operations. The subsidiaries did not pay any dividend to the Company for the periods presented.

The Company did not have any significant commitments or guarantees as of December 31, 2010 and 2011.

	2009	2010	2011	2011
				US$ thousands
Statements of operations
Net revenues	—	—	—	—
Operating expenses	(3,262)	(3,590)	(61,783)	(9,816)

Loss from operations	(3,262)	(3,590)	(61,783)	(9,816)
Share of income from subsidiaries	200,664	416,760	239,217	38,008
Interest income	268	90	8,095	1,286
Interest expense	(10,866)	(1,730)	(45,945)	(7,300)
Issuance costs for convertible notes	—	(42,559)	—	—
(Loss)/gain on change in fair value of convertible notes	—	(9,040)	198,547	31,546
Foreign exchange (loss)/gain	(128)	(2,912)	19,194	3,050
Gain on buy-back of convertible bonds	69,327	2,480	1,521	242
Non-operating expenses	—	—	(7,315)	(1,162)

Income before income tax expense	256,003	359,499	351,531	55,854

Income tax expense	—	—	—	—
Net income	256,003	359,499	351,531	55,854

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2010	2011	2011
			US$ thousands (Note 2(d))
Balance sheets:

Assets
Current assets:
Cash and cash equivalents	1,366,249	181,581	28,850
Restricted cash	—	202,323	32,146
Receivables from related parties	—	241	38
Prepayments and other current assets	1,896	1,036	165

Total current assets	1,368,145	385,181	61,199

Investments in subsidiaries (a)	2,918,037	6,154,925	977,919
Other assets	—	85,891	13,647

Total assets	4,286,182	6,625,997	1,052,765

Liabilities
Current liabilities
Payables to related parties	139,408	—	—
Short-term loans	—	346,550	55,061
Convertible bonds	—	113,051	17,961
Other payables and accruals	16,496	156,418	24,853

Total current liabilities	155,904	616,019	97,875

Non-current liabilities
Convertible bonds	159,402	—	—
Long-term loans	—	1,165,666	185,206
Financial liability	1,227,577	979,008	155,549

Total liabilities	1,542,883	2,760,693	438,630

Shareholders’ equity
Ordinary shares (US$ 0.005 par value; 200,000,000 shares authorized, 81,716,084 and 90,659,882 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	3,257	3,542	563
Additional paid-in capital	1,913,734	2,683,923	426,432
Retained earnings	826,308	1,177,839	187,140

Total shareholders’ equity	2,743,299	3,865,304	614,135

Total liabilities and shareholders’ equity	4,286,182	6,625,997	1,052,765

(a)	Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2009	2010	2011	2011
				US$ thousands
Statements of Cash flows:

Cash flows from operating activities:
Net income	256,003	359,499	351,531	55,854
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of upfront fee of term loan	—	—	5,726	910
Share of income from subsidiaries	(200,664)	(416,760)	(239,217)	(38,008)
Interest expense	2,989	1,730	—	—
Foreign exchange loss/(gain)	128	2,912	(19,194)	(3,050)
Gain on buy-back of convertible bonds	(69,327)	(2,480)	(1,521)	(242)
Issuance costs for convertible notes	—	42,559	—	—
Loss/(gain) on change in fair value of convertible notes	—	9,040	(198,547)	(31,546)
Loss from fair value change of interest rate swap transaction	—	—	7,315	1,162
Change in assets and liabilities, net of effects of acquisitions:
Increase in receivables from related parties	—	—	(241)	(38)
Decrease/(increase) in prepayments and other current assets	8,855	(205)	540	86
Increase/(decrease) in payables to related parties	20,741	97,248	(163,258)	(25,939)
Increase/(decrease) in other payables and accruals	8,238	(673)	(4,630)	(736)

Net cash provided by/(used) in operating activities	26,963	92,870	(261,496)	(41,547)

Cash flows from investing activities:
Cash paid to restricted cash – escrow account and interest reserve account	—	—	(202,323)	(32,146)
Cash paid for the acquisition of Motel 168	—	—	(2,031,421)	(322,760)
Investments in subsidiaries	—	(47,951)	(53,319)	(8,472)
Cash received from returns on investments	5,746	—	—	—

Cash flows provided by/ (used) in investing activities:	5,746	(47,951)	(2,287,063)	(363,378)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net with share issuance costs	341,078	—	—	—
Proceeds from share option exercise	26,975	63,644	28,173	4,476
Buy-back of convertible bonds	(395,842)	(75,687)	(45,507)	(7,230)
Net proceeds from issuance of convertible notes	—	1,188,823	—	—
Proceeds from loans	—	—	1,525,176	242,326
Payment for upfront fee of loan	—	—	(91,617)	(14,556)

Net cash provided by/(used in) financing activities	(27,789)	1,176,780	1,416,225	225,016

Effect of foreign exchange rate changes on cash and cash equivalents	(128)	(9,761)	(52,334)	(8,316)

Net increase/(decrease) in cash and cash equivalents	4,792	1,211,938	(1,184,668)	(188,225)

Cash and cash equivalents, beginning of year	149,519	154,311	1,366,249	217,075

Cash and cash equivalents, end of the year	154,311	1,366,249	181,581	28,850

Supplemental disclosure of cash flow information
Cash paid during the year for interest	—	—	(33,848)	(5,378)

Supplemental schedule of non-cash investing activities:
Unpaid consideration related to the acquisition of Motel 168	—	—	143,728	22,836
Decrease of investments in subsidiaries when Home Inns HK paid on behalf of the Company	66,187	127,000	—	—
Issuance of ordinary shares related to the acquisition of Motel 168	—	—	667,314	106,026