Form 20-F/A
period 2011-12-31
Home Inns & Hotels Management Inc.
filed 2012-05-24
CIK 1376972

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

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

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

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

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 24, 2012 (the “2011 Form 20-F”), for the sole purpose of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed in reliance on the applicable grace period.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Item 19. Exhibits

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

i

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer

Date: May 24, 2012