Form 20-F
period 2013-12-31
Home Inns & Hotels Management Inc.
filed 2014-04-23
CIK 1376972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 94,814,866 ordinary shares, par value US$0.005 per share, as of December 31, 2013.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” and “our” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purposes of this report Taiwan, Hong Kong and Macau;
•	“Motel 168” refers to Motel 168 International Holdings Limited and its subsidiaries, which we acquired in 2011;
•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;
•	“mature hotels” refers to hotels that have been in operation for 18 months or more;
•	“ramp-up stage hotels” refers to hotels that have been in operation for 6 months or less;
•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;
•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;
•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“outstanding ordinary shares” and “ordinary shares outstanding” refer to our outstanding ordinary shares, excluding ordinary shares that have been issued to The Bank of New York Mellon but are reserved in anticipation of the exercise of options and vesting of restricted shares under the share incentive plan we adopted in 2006;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
•	“convertible bonds” refer to our US$ settled zero coupon convertible senior bonds due 2012 that we issued in December 2007; and
•	“convertible notes” refer to our 2.00% convertible senior notes due 2015 that we issued in December 2010.

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet as of December 31, 2012 and 2013.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	2,453,105	2,910,458	3,559,740	5,164,799	5,587,480	922,986
Franchised-and-managed hotels	147,535	256,799	399,986	604,936	765,491	126,450

Total revenues	2,600,640	3,167,257	3,959,726	5,769,735	6,352,971	1,049,436
Less: Business tax and related surcharges	(158,975)	(191,232)	(249,274)	(353,418)	(391,821)	(64,724)

Net revenues	2,441,665	2,976,025	3,710,452	5,416,317	5,961,150	984,712
Operating costs and expenses (1):
Leased-and-operated hotel costs:
Rents and utilities	(797,944)	(875,510)	(1,232,662)	(1,953,243)	(2,108,924)	(348,369)
Personnel costs	(461,949)	(506,406)	(657,155)	(1,037,371)	(1,073,754)	(177,372)
Depreciation and amortization	(281,543)	(308,888)	(398,914)	(612,789)	(692,945)	(114,466)
Consumables, food and beverage	(172,467)	(173,256)	(258,120)	(351,338)	(343,029)	(56,664)
Others	(275,186)	(310,705)	(413,815)	(687,254)	(648,299)	(107,091)

Total leased-and-operated hotel costs	(1,989,089)	(2,174,765)	(2,960,666)	(4,641,995)	(4,866,951)	(803,962)
Personnel costs of franchised-and-managed hotels (1)	(24,874)	(44,128)	(72,009)	(125,031)	(157,314)	(25,986)
Sales and marketing expenses (1)	(30,462)	(33,257)	(44,451)	(76,878)	(109,935)	(18,160)
General and administrative expenses (1)	(155,606)	(193,482)	(335,888)	(315,235)	(313,480)	(51,783)

Total operating costs and expenses	(2,200,031)	(2,445,632)	(3,413,014)	(5,159,139)	(5,447,680)	(899,891)
Other income	—	—	—	16,558	11,089	1,832

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Income from operations	241,634	530,393	297,438	273,736	524,559	86,653

Interest income	6,686	9,454	31,996	11,874	6,216	1,027
Interest expense	(10,983)	(2,024)	(46,868)	(119,416)	(54,149)	(8,945)
Issuance costs for convertible notes	—	(42,559)	—	—	—	—
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	—	(41,872)	(6,917)
Loss from equity investment	—	—	—	(2,305)	(792)	(131)
(Loss)/gain on change in fair value of convertible notes	—	(9,040)	198,547	(87,099)	(133,404)	(22,037)
Gain on buy-back of convertible bond	69,327	2,480	1,521	—	—	—
Non-operating income	16,248	22,223	35,899	43,248	53,663	8,864
Non-operating expenses	—	—	(7,315)	(6,665)	(1,000)	(165)
Foreign exchange (loss)/gain, net	(286)	(4,350)	15,849	217	49,830	8,231

Income before income tax expense and noncontrolling interests	322,626	506,577	527,067	113,590	403,051	66,580
Income tax expense	(62,166)	(139,969)	(169,442)	(136,305)	(206,997)	(34,193)

Net income/(loss)	260,460	366,608	357,625	(22,715)	196,054	32,387

Less: Net (income)/loss attributable to noncontrolling interests	(4,457)	(7,109)	(6,094)	(4,061)	168	28

Net income/(loss) attributable to Home Inns’ shareholders	256,003	359,499	351,531	(26,776)	196,222	32,415

Earnings per share:
Basic	3.37	4.45	4.17	(0.29)	2.12	0.35
Diluted	2.34	4.23	1.26	(0.29)	2.10	0.35
Earnings per ADS (2):
Basic	6.74	8.89	8.35	(0.59)	4.23	0.70
Diluted	4.69	8.45	2.51	(0.59)	4.20	0.69
Weighted average ordinary shares outstanding:
Basic	75,922,589	80,846,617	84,221,665	90,804,777	92,676,258	92,676,258
Diluted	80,895,112	84,747,102	94,299,393	90,804,777	93,417,644	93,417,644

(1) Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	—	—	3,283	8,199	7,904	1,306
Personnel costs of franchised-and-managed hotels	—	—	3,369	9,578	11,013	1,819
Sales and marketing expenses	—	—	656	1,535	1,514	250
General and administrative expenses	32,009	53,272	69,227	74,064	65,584	10,834

Total share-based compensation expenses	32,009	53,272	76,535	93,376	86,015	14,209

(2)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	829,592	2,382,643	1,786,038	663,156	1,156,743	191,080
Total assets	3,454,948	5,286,145	9,549,836	8,954,014	9,652,685	1,594,511
Convertible bonds, current	363,506	—	113,051	—	—	—
Current portion of term loans	—	—	346,550	12,571	—	—
Total current liabilities	925,630	838,576	2,089,315	1,742,899	1,831,962	302,620
Deferred rental	155,612	191,034	593,955	631,618	691,456	114,220
Term loans	—	—	1,165,666	735,404	713,337	117,835
Convertible bonds, non-current	—	159,402	—	—	—	—
Financial liability (convertible notes measured at fair value)	—	1,227,577	979,008	1,066,771	1,157,295	191,172
Ordinary shares	3,209	3,257	3,542	3,574	3,671	606
Additional paid-in capital	1,798,086	1,913,734	2,683,923	2,802,905	3,080,596	508,878
Total Home Inns shareholders’ equity	2,268,104	2,743,299	3,865,304	3,957,401	4,431,411	732,016

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.0537 to US$1.00, the certified exchange rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 18, 2014, the noon buying rate was RMB 6.2240 to US$1.00.

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

	Noon Buying Rate
	Period End	Average(1)	Low	High
Period
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6497	6.6745	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2013)	6.2240	6.2121	6.2240	6.1966

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from 5 in 2002 to 2,180 (with another 161 hotels contracted or under construction) as of December 31, 2013. We intend to continue to develop additional hotels in different geographic locations in China and increase our number of hotels in operation. In November 2010, we launched a new hotel brand for the midscale to upscale market, Yitel (or Heyi in Chinese). As of December 31, 2013, we had 18 Yitel hotels in operation and 7 other Yitel hotels contracted or under construction. Effective October 1, 2011, we completed the acquisition of a 100% ownership interest in Motel 168 International Holdings Limited, or Motel 168, and we have retained the Motel 168 brand. As of December 31, 2013, we had 378 hotels in operation under the Motel 168 brand and another 19 contracted or under construction. We plan to continue to open new hotels under each of these brands in the foreseeable future.

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

Our “Home Inn” and “Motel 168” brands are associated with cleanliness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. The “Home Inn” brand tends to attract a higher proportion of business travelers, while “Motel 168” tends to cater more to younger business and leisure travelers. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents and injuries or otherwise. Our brands are integral to our sales and marketing efforts. If our brands do not continue to be attractive to customers and if the value of our brands is diminished, our business and results of operations may be materially and adversely affected.

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

We currently operate 18 hotels under the Yitel (or Heyi in Chinese) brand, which is a mid to upscale brand concept targeting individual business and leisure travelers who have a higher travel budget than the customers of economy hotels, but a lower travel budget than the customers of high star-rated hotels. We started the initiative to enter this market segment in late 2008, when we opened the first hotel under the H Hotel name. After efforts to refine the design concept of this product, service offering and other features and standards, we opened the second hotel in this segment under the Yitel name in September 2011. Subsequently, the H Hotel was re-named Yitel, and we opened two other Yitel hotels in late 2011, three more in 2012 and eleven more in 2013. There are an additional seven Yitel hotels contracted and under development as of the end of 2013, and we target to have a total of more than 100 Yitel hotels within the next three years. We have limited operating experience in developing and operating hotels in the mid to upscale market. If Yitel hotels are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

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

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. Huiping Yan, our chief financial officer, Mr. Jason Xiangxin Zong, our chief operating officer, and Ms. May Wu, our chief strategy officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Ms. Yan will be resigning as chief financial officer effective April 30, 2014. A search for a replacement has commenced and May Wu, our current chief strategy officer and former chief financial officer, will be our acting chief financial officer effective from May 1, 2014, until a suitable candidate comes on board. Finding a suitable replacement for Ms. Yan or for Mr. Sun, Mr. Zong and Ms. Wu could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2013. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We typically need to make a capital expenditure of approximately US$1.4 million to convert a leased property into an operational Home Inn brand leased-and-operated hotel. Following our acquisition of Motel 168, we spent approximately US$23.9 million on renovating the Motel 168 hotels and implementing new marketing initiatives and operational best practices. Accelerated expansion of our leased-and-operated Home Inn, Motel 168 and Yitel brand hotels beyond their current levels will increase our capital expenditures. We typically incur substantial pre-opening expenses for leased-and-operated hotels during the conversion stage and incur losses during the initial ramp-up stage. In the past, we were able to fund such capital expenditures and pre-opening and other expenses from capital markets fund raising activities and cash flow generated internally from our operations. There is no assurance that we will continue to be able to access capital markets or generate sufficient cash flow internally to fund our planned expansion.

Future acquisitions or strategic investments may have an adverse effect on our ability to manage our business and harm our financial condition and results of operations.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets that are complementary to our business. Future acquisitions, particularly actual or potential material acquisitions, would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. After we acquired Top Star in 2007, our operational and financial performance was negatively impacted by the acquired hotels after we had committed substantial management and financial resources to the integration and improvement of those acquired hotels. The acquisition of Motel 168 in 2011 had a short-term negative impact on our operational and financial performance in 2012. Any difficulties encountered in the integration of future acquisitions may have an adverse effect on our ability to manage our business and near term profitability. If a strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

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

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional major events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period. In addition, the occurrence of national or regional major events may affect our operating results, in particular for the hotel locations where those events are held. In 2011, our year-over-year RevPAR decrease was driven by a lower occupancy rate and a lower average daily rate due to the absence of the price premium unique to the Shanghai World Expo that started on May 1, 2010 and ended on October 31, 2010. As our revenues may vary from quarter to quarter or year to year, our business is difficult to predict and our results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, although it typically takes our new hotels approximately six months to ramp up, the ramp-up process of some of our hotels can be delayed due to seasonality, which may negatively affect our revenues and profitability.

We are subject to various franchise, hotel industry, public security, construction, hygiene, health and safety, and environmental laws and regulations that may subject us to liability.

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

If we fail to comply with any applicable public security, construction, hygiene, health and safety, and environmental laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. It is also possible that new zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations.

As of March 31, 2014, we had not yet obtained certain required approvals, licenses and permits in the PRC for seven of our hotels. While we expect to obtain the required approvals, licenses and permits in due course, this noncompliance could result in administrative fines, suspension of operations or other penalties under applicable PRC law. We cannot guarantee that we will not be subject to any challenges or other actions with respect to such noncompliance.

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

Except for one hotel property, we do not hold any land-use rights with respect to the land on which our hotels are located, nor do we own any of the hotel properties we operate. Instead, our business model relies on leases from third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2013, title certificates for 99 of the properties operated by us had not been obtained. We cannot guarantee that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

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

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lessors are required to register their lease agreements with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2013, most lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, may ultimately result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC brought administrative proceedings against certain PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that these PRC-based accounting firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The firms have appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The firms can then further appeal the final decision of the SEC through the federal appellate courts.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if these PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet our reporting requirements under the Exchange Act. Failure to comply with reporting requirements may ultimately result in our deregistration by the SEC and delisting from Nasdaq, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

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

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Memorandum 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless this is specifically provided for in the business scope of the foreign-invested company. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such RMB may not be changed without approval from SAFE, and it may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Memorandum 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot guarantee that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capitals to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

Substantially all of our revenues and most of our expenses are denominated in RMB. However, we also have substantial assets and liabilities that are denominated in U.S. dollars. As of December 31, 2013, we had U.S. dollar denominated cash and cash equivalents of US$42.3 million, and we had US$184.0 million in outstanding convertible notes and US$117.0 million in outstanding loans.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it has lost value against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Under the terms of our aggregate US$117.0 million loans from the Industrial and Commercial Bank of China (Europe) S.A., we may be required to provide further guarantees or repay a portion of the loans if the Renminbi depreciates relative to the U.S. dollar beyond US$1.00 to RMB 6.2769 such that the Renminbi amount of our RMB 777.2 million (US$128.4 million) standby letter of credit with the Industrial and Commercial Bank of China, Shanghai Branch, if expressed in U.S. dollars, would be less than the U.S. dollar amount of principal and interest payable over the remaining life of the loans.

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

SAFE issued a public notice in October 2005 along with related procedural guidance most recently amended in 2012 requiring PRC residents to register with the local SAFE branch before establishing or gaining control of any company outside of China for the purpose of capital financing with assets or equity of PRC companies. This kind of company is referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the aggregate amount of such statutory reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2013, aggregate net assets of RMB 3.46 billion (US$571.8 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On August 8, 2006, six PRC regulatory agencies including the Ministry of Commerce and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the approvals from Ministry of Commerce be obtained. We may continue to expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price of our ADSs has been and may continue to be subject to wide fluctuations. From our listing on October 27, 2006 to April 21, 2014, the market price of our ADSs on Nasdaq ranged from a low of US$7.00 to a high of US$54.25 per ADS, and the closing price on April 21, 2014 was US$32.74 per ADS. The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

As of February 28, 2014, our directors and officers beneficially owned a total of 94,830,700 of our ordinary shares, including shares that they had the right to acquire within 60 days. Beijing Tourism Group, or BTG, through its affiliate, owned 14,726,165 of our ordinary shares based on the latest information it has filed with the SEC, and it has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, owned 14,400,765 of our ordinary shares based on the latest information it has filed with the SEC; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 36.4% of our ordinary shares (calculated as of February 28, 2014, including shares that they had the right to acquire within 60 days) and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Provisions of our convertible notes and term loans could discourage an acquisition of our company by a third party.

The indenture for our convertible notes defines a “fundamental change” to include: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) our ADSs ceasing to be listed on a U.S. national securities exchange; or (4) the adoption of any plan relating to the dissolution or liquidation of our company. Upon the occurrence of a fundamental change, holders of our convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes. As of December 31, 2013, the outstanding principal amount under the convertible notes was US$184.0 million. In addition, we have taken out two loans from the Industrial and Commercial Bank of China (Europe) S.A. for an aggregate of US$117.0 million. If our merger with another entity would unfavorably impact our ability to repay the loans, our loan agreements require us to take corrective action to ensure that the loans will be repaid upon maturity in 2016. These provisions could make it more difficult or more expensive for a third party to acquire us and discourage an acquisition of our company by a third party.

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

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot guarantee that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. In the event that we become classified as a PFIC, we do not intend to prepare or provide the information that would enable U.S. Holders to make an election to treat us as a qualified electing fund. Further, if we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “ Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

As of December 31, 2013, we had 2,180 hotels in operation, including 872 leased-and-operated hotels and 1,308 franchised-and-managed hotels, with approximately 256,555 rooms located in 287 cities across China, and an additional 161 hotels under development.

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

We have experienced substantial growth since 2003. Our hotels in operation grew rapidly from 10 hotels in 4 cities as of the end of 2003 to 2,180 hotels in 287 cities as of the end of 2013. Our total revenues grew from RMB 3.96 billion in 2011 to RMB 5.77 billion in 2012 and RMB 6.35 billion (US$1.05 billion) in 2013. Our net income attributable to Home Inns’ shareholders went from a net income of RMB 351.6 million in 2011 to a net loss attributable to Home Inns’ shareholders of RMB 26.8 million in 2012 to a net income of RMB 196.2 million (US$32.4 million) in 2013.

We operate under two business models. We either lease real estate properties with which we develop and operate hotels, or we franchise our brand and manage these franchised hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2013, our hotel chain consisted of 872 leased-and-operated hotels in operation with an additional 25 leased-and-operated hotels contracted or under construction and 1,308 franchised-and-managed hotels in operation and an additional 136 franchised-and-managed hotels contracted or under construction.

We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. In 2011, we won the 2010 “Excellent National Brand of China Hotel Industry” from the China Hotel Association, a “China Franchise Prize” from the China Chain Store & Franchise Association, a “Global 100 Companies with Greatest Growth Potential” award from the Chinese edition of Fortune magazine and a “Best Operational Practices” award from the Harvard Business Review. In 2012, we won the “Best Chain Brand of the China Hotel Industry” award from the China Hotel Association and the “CCTV China Brand of the Year” award from CCTV, along with the “2012 China’s Most Popular Economy Chain Brand” award for our Motel 168 brand and the “2012 Best High-End Commercial Hotel” award for our Yitel brand, both from the 21st Century Business Herald. In 2013, our economy hotel brand “Home Inn” was ranked number 67 of the BrandZ™ Top 100 Most Valuable Chinese Brands 2014 by Millward Brown. BrandZ™ 2014 ranked “Home Inn” number 17, and number 1 in the hotel category, by Brand Contribution, which measures the influence of the brand stripped of financial data or any other factors. We also received awards for “Best Chain Brand of the China Hotel Industry” from the China Hotel Association, “Best Employer China 2013 Hotel” from Aon Hewitt, Golden Pillow Awards for “2013 China’s Most Popular Economical Chain Hotel Brand (Home Inns Group)” and “2013 China’s Most Investment-worthy Mid-range Business Hotel Brand (Yitel)” from the 21st Century Business Herald, “2013 China Model of Corporate Integrity” from CCTV and “2013 Best HR Management” from China Business News.

Market Outlook

The growth in the Chinese economy hotel sector has benefited greatly from the overall growth of the Chinese economy in the past ten years. By unofficial estimates, economy hotels in China represented no more than approximately 20% of the overall Chinese lodging market in terms of number of rooms by the end of 2013. The outlook for Chinese economy hotel growth continues to be positive, in our view, taking into consideration China’s continued GDP expansion and urbanization and the increasing spending capability of Chinese consumers, which are factors that would tend to support a rising average daily rate for the sector over time. We believe that the Chinese economy hotel market will remain demand-driven for the next two to three years, and therefore that occupancy rates for mature hotels will continue to be above 85 percent in the foreseeable future if business activities and leisure travel experience stable growth. We understand that policy makers consider the travel industry to be one of the key industries in China for enhancing domestic consumption, and we are of the view that the leading branded economy hotel operators will continue to increase scale and geographic coverage for the foreseeable future. If the pace of growth continues at current levels, we believe that the economy hotel sector will increase its share of the overall lodging space to approximately 30% or potentially more in the next eight to ten years.

Our Hotel Chain

We are a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers. We are dedicated to providing consistent and high-quality products and services to our customers, allowing them to enjoy the comforts of home while staying at our hotels. In addition to our Home Inn brand of hotels, we launched a new hotel brand in November 2010 targeting the midscale to upscale market. We call this new brand Yitel (or Heyi in Chinese). In October 2011, we acquired Motel 168, an economy hotel chain with national scope that has been in operation since 2003. Motel 168 tends to cater more to younger leisure travelers. As of December 31, 2013, we had a total of 2,180 hotels in operation, including 1,784 hotels under the Home Inn brand, 378 hotels under the Motel 168 brand and 18 hotels under the Yitel brand, covering a total of 287 cities across China, as well as an additional 161 hotels contracted or under construction which will extend our reach to a total of 305 cities across China.

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

A typical Home Inn hotel has 80 to 160 guest rooms. Our existing Motel 168 hotels vary more in size, from 80 up to 500 rooms, with an average of around 150 rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a comfortable bedding package, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Our hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and large residential neighborhoods.

The following table sets forth a complete listing of all of our hotels as of December 31, 2013, including 2,180 hotels in operation and 161 hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the lessors or franchisees:

	Number of Hotels	Number of Cities		Number of Hotels	Number of Cities
Jiangsu	332	29	Heilongjiang	45	9
Shandong	253	40	Gansu	39	11
Shanghai	236	1	Inner Mongolia	33	8
Beijing	163	1	Jiangxi	32	10
Zhejiang	158	18	Hainan	32	5
Guangdong	139	21	Yunnan	30	12
Liaoning	123	14	Jilin	30	8
Hebei	90	11	Xinjiang	30	7
Shaanxi	79	8	Hunan	23	7
Hubei	72	6	Chongqing	23	1
Anhui	66	14	Guangxi	22	7
Tianjin	65	1	Guizhou	14	3
Fujian	51	8	Ningxia	8	4
Shanxi	50	12	Qinghai	7	1
Henan	47	14	Tibet	2	1
Sichuan	47	13	Total	2,341	305

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors. We are responsible for hotel development and customization to conform to the standards of our hotel chain, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels as well as purchasing supplies. We typically enjoy rental holidays of three to six months and pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.45 million (US$0.07 million) to RMB 12.8 million (US$2.1 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 5 to 20 years, most of which are 15 to 30 years in duration. In general, upon expiration of these leases, we may dispose of the removable fixtures, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.

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

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Home Inn,” “Motel 168” and “Yitel” brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of between RMB 0.25 million and RMB 0.45 million per hotel and ongoing franchise and management fees equal to 6% of gross revenue, including an annual brand royalty fee of 3%, an annual management fee of 1.5% and an annual franchise fee of 1.5%, with the exception that the annual management fees and annual franchise fees in new Motel 168 franchise agreements are generally only 1% each while we integrate franchised-and-managed Motel 168 hotels. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight to ten years. Motel 168 franchise agreements that were signed before the acquisition differ in certain terms: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing total royalty fee, management fee and fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration of the franchise agreement is typically five years.

Future franchise agreements for all brands will be based on the form we currently use for our Home Inn and Yitel franchisees.

The following table sets forth additional information about of our hotels in operation as of December 31, 2013.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease or Franchise Term
Leased-and-operated Hotels	872	828	44	129	15–20 years
Franchised-and-managed Hotels	1,308	1,106	202	110	5–8 years

We also operate twelve leased-and-operated hotels through joint ventures. Home Inns Hotel Management (Shanghai) Co., Ltd. currently owns 51% of three joint ventures, 70% of two joint ventures, 75% of one joint venture and 95% of one other joint venture. Yitel Hotel Management (Shanghai) Limited currently owns 60% of one joint venture and 50% of another joint venture. Two leased-and-operated hotels are ultimately controlled by Grandmaster Property Management (Hong Kong) Limited, a joint venture of which we own 70%. We also have joint control of another joint venture through Shanghai Motel Hotel Management Co., Ltd. We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, the month that includes Chinese New Year (which can fall in late January or early February) generally accounts for a lower portion of our annual revenues than other months.

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

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 909.3 million, RMB 1.01 billion and RMB 919.6 million (US$151.9 million) in 2011, 2012 and 2013, respectively. We will continue to incur capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

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

Targeted Sales. We support each hotel’s local sales efforts with corporate office sales functions that develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use our property management system to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system which handles orders from mobile, internet booking and toll-free calls, third-party travel agents and other travel intermediaries, and corporate travel offices. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability. Our customer relationship management programs offer incentives to individual customers in our loyalty programs, who currently represent approximately 56% of our rooms sold. Corporate contracts currently represent approximately 11% of our rooms sold. These programs and contracts contribute to our repeat customer base.

Hotel Information and Operational Systems

The principal objectives of our hotel operations are to generate higher RevPAR, control costs and increase the net operating income of our hotels while providing our customers with high-quality services and value. Our integrated information and operational systems are proprietary and were designed to enhance our managerial capabilities and to operate our business efficiently and cost-effectively today as well as to accommodate future growth. Our investment in our sophisticated system infrastructure delivers better customer service, ease of storage and processing of large amounts of data, support of large-scale operation and automated business administration and real-time financial and operational information for each hotel to enable strategic decision making on a timely basis.

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

Central Reservation System. In 2013, approximately 13.7% of our total hotel room nights were booked through our proprietary reservation system, primarily through our toll-free telephone reservation system. As of December 31, 2013, we employed an aggregate of 301 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a hotel that meets the caller’s needs. Our central reservation system provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.

Customer Relationship Management System. Our proprietary customer relationship management system tracks the hotel patronage patterns and the accumulation and redemption of reward points by the active members of our Home Inns membership program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy.

Management Reporting System. We have designed a proprietary web-based management reporting system that records the daily financial and operating performance of each of our hotels in a central database for monitoring and analysis. This system allows us to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating and financial data. One of our ongoing primary objectives is to maintain reliable information, management and operational systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our computers and servers are hosted at a facility in Shanghai. This facility provides redundant utility systems, a backup electric generator and 24-hour server support. All servers have uninterrupted power supplies and redundant file systems to ensure proper system performance and data availability. We regularly back up our data to minimize the impact of data loss due to any system failure.

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

The following table presents the approximate percentage of room nights stayed for our hotels in 2013, by customer channel:

Customer Channel	Approximate Percentage of Total Room Nights Stayed in 2013
Central reservation system bookings by individual members of our membership network	12.4%
Central reservation system bookings by non-members	1.3%
Reservations made directly with hotels by individual members of our membership network	43.2%
Walk-ins	5.9%
Corporate accounts	12.8%
Travel agencies and consolidators	9.7%
Others	14.7%
Total	100.0%

Both of our centralized reservation centers are located in Shanghai, China and provide services 24 hours a day, seven days a week. Customers can call our nationwide toll free number for Home Inn or Motel 168 to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2013, we employed 301 reservation agents at our two centers, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. If we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

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

We have operated a membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other benefits. We track the number of active members, which we define as the unique membership as of a given date that have at least one transaction within the preceding two years. As of December 31, 2013, we had a total of 16.9 million unique active non-corporate members, as compared with 11.9 million as of December 31, 2012 and 5.1 million as of December 31, 2011. Our membership reward program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing activities.

Employees and Training

We believe that developing and maintaining a team of capable and motivated managerial and other employees is critical to our success. Because our managerial and other employees manage our hotels and interact with our customers on a daily basis, they are critical to maintaining the quality and consistency of our services as well as our brand and reputation. We seek to develop or hire managerial employees with background and experience in hotel and other consumer services industries with a customer-first mentality. We aim to recruit, train and retain the best talent through a multi-step recruiting and training process while offering competitive performance-linked compensation packages and career advancement opportunities.

We have implemented extensive training programs and periodic tests for managerial and other hotel-based staff primarily through our training facility, “Home Inns Academy” and tailor-made co-op education programs with several universities and colleges in China. New general managers of our hotels and executive assistants to general managers are required to undergo a two-month training period, during which they receive training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. We also require our hotel general managers and city managers to participate in annual training programs so that they can stay abreast of changes in our hotel operations and consumer preferences and demands. In addition, all employees of a new hotel are required to undergo an approximately 25-day job training prior to commencing their duties. We also have trained on-site managers in many of our hotels to provide continuous training to our hotel staff. In addition to training, we have implemented periodic tests to assess the relevant knowledge and skills of our managerial and other employees. We have integrated the existing employees at our Motel 168 hotels into our on-the-job training programs, and all new employees at Motel 168 hotels will go through the same training as those at our other hotels.

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

Excluding employees of our franchised-and-managed hotels, we had 26,670 employees, 26,429 employees and 24,678 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, our employees consisted of 21,905 hotel-based employees, 301 reservation agents at our centralized reservation centers, and 2,472 corporate staff. Approximately 29% of our employees are associated with labor unions. We consider our relations with our employees to be good.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology, products and services from those of our competitors and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 125 registered trademarks in China, including 如家 (for Home Inn), 莫泰 (for Motel 168) and 和颐 (for Yitel). We are applying for registration of 40 new trademarks in China. We have also registered our domain names www.homeinns.com, www.motel168.com and www.yitel.com with the Internet Corporation for Assigned Names and Numbers.

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

Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C. Organizational Structure

The following two charts illustrates our company’s organizational structure:

Chart 1

Note:	Home Inns Hotel Management (Shanghai) Co., Ltd. owns 51% of three joint ventures, 70% of two joint ventures, 75% of one joint venture and 95% of one joint venture. Yitel Hotel Management (Shanghai) Limited owns 60% of one joint venture and 50% of the other joint venture.

Chart 2

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 5,423 square meters of office space for our headquarters and call centers. As of December 31, 2013, we leased 872 of our 2,180 hotel facilities with an aggregate size of 4.4 million square meters. For information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Hotel Chain.”

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

Revenues. In 2013, we generated total revenues of RMB 6.35 billion (US$1.05 billion). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:

•	the total number of hotels in our hotel chain;
•	the total number of hotel rooms in our hotel chain;
•	occupancy rates achieved by our hotels;
•	average daily rates achieved by our hotels; and
•	the RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain high occupancy rates and increase average daily rates and RevPAR at existing hotels. Our future revenue growth will also be impacted by the different unit growth rates for leased-and-managed hotels and franchised-and-managed hotels.

The acquisition of Motel 168 with a total of 295 hotels, effective October 1, 2011, significantly increased the number of hotels in our hotel chain. Motel 168 historically had lower occupancy rates than Home Inn hotels, in part due to operating inefficiencies and in part due to the materially higher average number of rooms in Motel 168 hotels that were built before the time of the acquisition. By the third quarter of 2013, when the integration period had concluded, we had raised the occupancy rates at existing Motel 168 hotels for the quarter to 85.1% mainly through improvements of operational efficiency and the conversion of hotels with a large average number of rooms to hotels of smaller scale. As part of our focus on organic growth, we intend to further develop the Motel 168 brand, particularly in markets where the core Home Inn hotels have already achieved a material presence.

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

During 2013, the total number of our franchised-and-managed hotels exceeded the total number of our leased-and-managed hotels for the first time in our history. By the end of 2013, 64% of our total hotels were franchised-and-managed hotels. Given a proven business model and relatively attractive return on investment compared to other investment opportunities in China, franchise-and-managed hotels are the main focus of our unit growth going forward. We expect that 85% or more of our new hotel openings each year over the next two or three years may be franchised-and-managed hotels. Franchised-and-managed hotels generate fee-based revenue. The increasing emphasis on this business model over the leased-and-managed model will cause our total revenue growth rate to slow relative to our total unit growth rate.

The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Leased-and-operated hotels	3,559,740	89.9	5,164,799	89.5	5,587,480	922,986	88.0
Franchised-and-managed hotels	399,986	10.1	604,936	10.5	765,491	126,450	12.0

Total revenues	3,959,726	100.0	5,769,735	100.0	6,352,971	1,049,436	100.0
Less: Business tax and related surcharges	(249,274)	(6.3)	(353,418)	(6.1)	(391,821)	(64,724)	(6.2)

Net revenues	3,710,452	93.7	5,416,317	93.9	5,961,150	984,712	93.8

Leased-and-operated Hotels. In 2013, we generated revenues of RMB 5.59 billion (US$ 923.0 million) from our leased-and-operated hotels, which accounted for 88.0% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

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

Franchised-and-managed Hotels. In 2013, we generated revenues of RMB 765.5 million (US$126.5 million) from our franchised-and-managed hotels, which accounted for 12.0% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels to our hotel chain.

For our franchised-and-managed hotels, we franchise our brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee between RMB 0.25 million and RMB 0.45 million per hotel, an annual brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel, with the exception that annual management fees and annual franchise fees in new Motel 168 franchise agreements are generally only 1% each. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight to ten years. Motel 168 franchise agreements that were signed before the acquisition differ in certain respects: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing total royalty fees, management fees and franchise fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration is typically five years.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	3,959,726	100.0	5,769,735	100.0	6,352,971	1,049,436	100.0
Less: Business tax and related surcharges	(249,274)	(6.3)	(353,418)	(6.1)	(391,821)	(64,724)	(6.2)

Net revenues	3,710,452	93.7	5,416,317	93.9	5,961,150	984,712	93.8
Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(1,232,662)	(31.1)	(1,953,243)	(33.9)	(2,108,924)	(348,369)	(33.2)
Personnel costs	(657,155)	(16.6)	(1,037,371)	(18.0)	(1,073,754)	(177,372)	(16.9)
Depreciation and amortization	(398,914)	(10.1)	(612,789)	(10.6)	(692,945)	(114,466)	(10.9)
Consumables, food and beverage	(258,120)	(6.5)	(351,338)	(6.1)	(343,029)	(56,664)	(5.4)
Others	(413,815)	(10.5)	(687,254)	(11.9)	(648,299)	(107,091)	(10.2)

Total leased-and-operated hotel costs	(2,960,666)	(74.8)	(4,641,995)	(80.5)	(4,866,951)	(803,962)	(76.6)
Personnel costs of franchised-and-managed hotels	(72,009)	(1.8)	(125,031)	(2.2)	(157,314)	(25,986)	(2.5)
Sales and marketing expenses	(44,451)	(1.1)	(76,878)	(1.3)	(109,935)	(18,160)	(1.7)
General and administrative expenses	(335,888)	(8.5)	(315,235)	(5.5)	(313,480)	(51,783)	(4.9)

Total operating costs and expenses	(3,413,014)	(86.2)	(5,159,139)	(89.5)	(5,447,680)	(899,891)	(85.7)

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

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising expenses, production costs of marketing materials, expenses associated with our membership reward program, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation centers. We expect that our sales and marketing expenses will increase as we promote our brands.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Leased-and-operated hotel costs—personnel costs	3,283	4.3	8,199	8.8	7,904	1,306	9.2
Personnel costs of franchised-and-managed hotels	3,369	4.4	9,578	10.3	11,013	1,819	12.8
Sales and marketing expenses	656	0.8	1,535	1.6	1,514	250	1.8
General and administrative expenses	69,227	90.5	74,064	79.3	65,584	10,834	76.2

Total share-based compensation expense	76,535	100.0	93,376	100.0	86,015	14,209	100.0

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

	For the Year Ended December 31,
	2011	2012	2013
Reconciliation of non-GAAP financial measures	RMB	RMB	RMB	US$
Net income attributable to Home Inns’ shareholders	351,531	(26,776)	196,222	32,415
Interest income	(31,996)	(11,874)	(6,216)	(1,027)
Interest expenses	46,868	119,416	54,149	8,945
Income tax expense	169,442	136,305	206,997	34,193
Depreciation and amortization	413,105	632,468	714,482	118,024

EBITDA (non-GAAP)	948,950	849,539	1,165,634	192,550
Foreign exchange gain, net	(15,849)	(217)	(49,830)	(8,231)
Share-based compensation	76,535	93,376	86,015	14,209
Gain on buy-back of convertible bonds	(1,521)	—	—	—
Accelerated fee amortization on early extinguishment of Term Loan	—	—	41,872	6,917
Acquisition expenses—Motel 168	63,824	—	—	—
Integration cost	19,505	96,952	15,047	2,486
Non-operating expenses—loss on change in fair value of interest swap transaction	7,315	6,665	(912)	(151)
(Gain)/loss on change in fair value of convertible notes	(198,547)	87,099	133,404	22,037

Adjusted EBITDA (non-GAAP)	900,212	1,133,414	1,391,230	229,817

Adjusted EBITDA (non-GAAP) as a percentage of total revenue	22.7%	19.6%	21.9%	21.9%

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

Our effective income tax rate varies over the years and the following table sets forth a reconciliation between statutory tax rate and the effective tax rate:

37

	2011	2012	2013
Statutory corporate income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(3%)	(1%)	(1%)
Tax differential for the expenses recorded by Home Inns & Hotels Management Inc. and its subsidiaries registered in the Cayman Islands, BVI and Mauritius which are not subject to tax (1)	(2%)	68%	17%
Permanent difference for non-deductible expenses	5%	7%	4%
Withholding tax on earnings no longer considered indefinitely reinvested	7%	21%	6%

Effective corporate income tax rate	32%	120%	51%

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

Basis of Consolidation

The consolidated financial statements include the financial statements of our company and its subsidiaries. All significant transactions and balances between our company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, and has the power to cast a majority of votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

Allowance for Doubtful Accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. For the years ended December 31, 2012 and 2013, the allowance for doubtful accounts was nil and RMB 1.6 million (US$0.3 million), respectively.

Business Combinations

U.S. GAAP requires that business combinations be accounted for under the acquisition purchase method. From January 1, 2009, we adopted ASC 805 “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, the fair value of the non-controlling interests and the acquisition date fair value of any previously held equity interest in the acquired over (ii) the fair value of the identifiable net assets of the acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the entity acquired, the difference is recognized directly in the statements of operations.

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

We review our investment in the jointly controlled entity to determine whether a decline in fair value below the carrying value is other than temporary at period end. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There were no impairment losses for our investment in the jointly controlled entity in the years ended December 31, 2011, 2012 and 2013.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired. We adopted Accounting Standards Update 2011-08, Intangibles-Goodwill and other (Topic 350), since 2012, which gives us an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We perform a goodwill impairment assessment under one single reporting unit. We assess qualitative factors firstly by comparing the fair value of the reporting unit with its carrying amount, including goodwill. We determine that our quoted market price (the Home Inns ADS price) is the best evidence of fair value and we use it as the basis of the fair value measurement (in accordance with ASC 350-20-35-22). As of December 31, 2012 and 2013, our market capitalization well exceeded the carrying amount of the reporting unit. No impairment of goodwill was recognized for the years ended December 31, 2011, 2012 and 2013.

Impairment of Long-lived Assets and Definite-lived Intangible Assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of long-lived assets and definite-lived intangible assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. The impairment losses on property and equipment recognized for the years ended December 31, 2011, 2012 and 2013 were RMB 1.7 million, RMB 12.6 million and RMB 0.6 million (US$0.1 million), respectively.

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

As of December 31, 2012 and 2013, the accruals for customer reward program amounted to RMB 5.5 million and RMB 21.8 million (US$3.6 million), respectively. The expenses for the customer rewards program were reversed by RMB 16.3 million for the year ended December 31, 2011, and recognized by RMB 0.3 million and RMB 16.3 million (US$2.7 million) for the years ended December 31, 2012 and 2013, respectively.

We estimate the liabilities under the customer rewards program based on accumulated membership points and the estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from their estimate, it will result in an adjustment to the liability and the corresponding expenses.

Revenue Recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods are delivered and services are provided.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which historically have approximated 3% to 6% of the room revenues of the franchised-and-managed hotels. The franchise fee is an initial one-time fee. For franchise agreements signed under the Home Inn brand and Yitel brand and franchise agreements signed under the Motel 168 brand after our acquisition of Motel 168, the franchise fee is recognized as revenue when the franchised hotel opens for business, the franchise fee becomes non-refundable, and we have fulfilled all our commitments and obligations including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. For franchise agreements signed by Motel 168 prior to our acquisition of it, the franchise fee is recorded as deferred revenue when the cash is received and recognized as revenue during the franchising period which usually is five years as the franchisees have a refund right that lapses proportionately over a five-year period. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include a system maintenance and support fee and a central reservation system usage fee, which are recognized when services are provided.

Prior to the second quarter of 2011, revenue from one-time membership fees was deferred when received and was recognized when membership records showed no activity after a year. With sufficient historical information and accumulated knowledge on membership activity pattern, we estimated that the average life of memberships is approximately two years. Therefore, the change in accounting estimate is applied prospectively, and revenue from one-time membership fees has been recognized over two years on a straight line basis since April 1, 2011. For the years ended December 31, 2011, 2012 and 2013, we recognized revenues of RMB 79.4 million, RMB 172.1 million and RMB 178.8 million (US$29.5 million) from one-time membership fees, respectively.

We continue to monitor the membership activity pattern and reassess average life of memberships at each period end to ensure estimate of the revenue recognition period is reasonable.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2012 and 2013, there were no uncertain tax positions.

Recent Accounting Pronouncements

In February of 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220), Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income”. The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. We adopted this ASU beginning on January 1, 2013, and the adoption of this ASU did not have a material impact on our consolidated financial statements.

In March of 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendments in the ASU clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU beginning on January 1, 2013, had no material impact on our consolidated financial statements.

Selected Operating Data

The following tables present certain selected operating data of our company as of and for the dates and periods indicated. These operating measures are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2011	2012	2013
Operating Data (1)
Hotels in operation
Leased-and-operated hotels (2)	698	803	872
Franchised-and-managed hotels (2)	728	969	1,308

Total (2)	1,426	1,772	2,180
Total rooms (2)	176,562	214,070	256,555
Number of cities (2)	212	253	287
Occupancy rate (as a percentage)
All hotels	88.8	86.1	86.1
Leased-and-operated hotels	86.6	83.0	83.2
Franchised-and-managed hotels	91.3	89.2	88.5
Average daily rate (in RMB)
All hotels	172	168	165
Leased-and-operated hotels	165	161	158
Franchised-and-managed hotels	179	174	171
RevPAR (in RMB)
All hotels	152	144	142
Leased-and-operated hotels	143	134	131
Franchised-and-managed hotels	163	155	152

(1)	All numbers pertain to hotels in operation and exclude hotels contracted or under construction. Data for leased-and-operated hotels includes hotels operated through joint ventures. Home Inns Hotel Management (Shanghai) Co., Ltd. currently owns 51% of three joint ventures, 70% of two joint ventures, 75% of one joint venture and 95% of one other joint venture. Yitel Hotel Management (Shanghai) Limited currently owns 60% of one joint venture and 50% of another joint venture. Two leased-and-operated hotels are ultimately controlled by Grandmaster Property Management (Hong Kong) Limited, a joint venture of which we own 70%. We also have joint control of another joint venture through Shanghai Motel Hotel Management Co., Ltd.

(2)	As of the end of each period.

The comparative performance of ramp-up stage hotels and mature hotels shown in the following table illustrates the materially dilutive nature of the performance of the ramp-up stage hotels, which are those hotels that have been in operation for 6 months or less. As of December 31, 2011, 2012 and 2013, there were 325, 367 and 391 hotels that had been in operation for over 6 months but less than 18 months. After the initial 6 months of operations, during which performance improves quickly, hotels will continue to increase in occupancy rate and average daily rate at a more gradual pace before becoming mature hotels. These hotels as a group have a less dilutive impact on the overall portfolio performance than do the ramp-up stage hotels.

	As of and for the Year Ended December 31,
	2011	2012	2013
Mature Hotels and Ramp-up Stage Hotels(1)
Hotels in operation
Mature hotels(2)	895	1,201	1,543
Ramp-up stage hotels(2)	206	204	246
Occupancy rate (as a percentage)
Mature hotels	91.8	88.4	88.4
Ramp-up stage hotels	62.4	57.5	60.2
Average daily rate (in RMB)
Mature hotels	174	170	167
Ramp-up stage hotels	160	157	151
RevPAR (in RMB)
Mature hotels	160	151	148
Ramp-up stage hotels	100	90	91

(1)	Mature hotels are hotels that have been in operation for 18 months or more. Ramp-up stage hotels are hotels that have been in operation for 6 months or less.

(2)	As of the end of each period.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	3,559,740	89.9	5,164,799	89.5	5,587,480	922,986	88.0
Franchised-and-managed hotels	399,986	10.1	604,936	10.5	765,491	126,450	12.0

Total revenues	3,959,726	100.0	5,769,735	100.0	6,352,971	1,049,436	100.0
Less: Business tax and related surcharges	(249,274)	(6.3)	(353,418)	(6.1)	(391,821)	(64,724)	(6.2)

Net revenues	3,710,452	93.7	5,416,317	93.9	5,961,150	984,712	93.8
Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(1,232,662)	(31.1)	(1,953,243)	(33.9)	(2,108,924)	(348,369)	(33.2)
Personnel costs	(657,155)	(16.6)	(1,037,371)	(18.0)	(1,073,754)	(177,372)	(16.9)
Depreciation and amortization	(398,914)	(10.1)	(612,789)	(10.6)	(692,945)	(114,466)	(10.9)
Consumables, food and beverage	(258,120)	(6.5)	(351,338)	(6.1)	(343,029)	(56,664)	(5.4)
Others	(413,815)	(10.5)	(687,254)	(11.9)	(648,299)	(107,091)	(10.2)

Total leased-and-operated hotel costs	(2,960,666)	(74.8)	(4,641,995)	(80.5)	(4,866,951)	(803,962)	(76.6)
Personnel costs of franchised-and-managed hotels	(72,009)	(1.8)	(125,031)	(2.2)	(157,314)	(25,986)	(2.5)
Sales and marketing expenses	(44,451)	(1.1)	(76,878)	(1.3)	(109,935)	(18,160)	(1.7)
General and administrative expenses	(335,888)	(8.5)	(315,235)	(5.5)	(313,480)	(51,783)	(4.9)

Total operating costs and expenses	(3,413,014)	(86.2)	(5,159,139)	(89.5)	(5,447,680)	(899,891)	(85.7)

Other income	—	—	16,558	0.3	11,089	1,832	0.2

Income from operations	297,438	7.5	273,736	4.7	524,559	86,653	8.3

Interest income	31,996	0.8	11,874	0.2	6,216	1,027	0.1
Interest expense	(46,868)	(1.2)	(119,416)	(2.1)	(54,149)	(8,945)	(0.9)
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	—	(41,872)	(6,917)	(0.7)
Loss from equity investment	—	—	(2,305)	(0.0)	(792)	(131)	(0.0)
Gain/(loss) on change in fair value of convertible notes	198,547	5.0	(87,099)	(1.5)	(133,404)	(22,037)	(2.1)
Gain on buy-back of convertible bond	1,521	0.0	—	—	—	—	—
Non-operating income	35,899	0.9	43,248	0.8	53,663	8,864	0.8
Non-operating expenses	(7,315)	(0.2)	(6,665)	(0.1)	(1,000)	(165)	(0.0)
Foreign exchange gain, net	15,849	0.4	217	0.0	49,830	8,231	0.8

Income before income tax expense and noncontrolling interests	527,067	13.2	113,590	2.0	403,051	66,580	6.3
Income tax expense	(169,442)	(4.3)	(136,305)	(2.4)	(206,997)	(34,193)	(3.3)

Net income/(loss)	357,625	8.9	(22,715)	(0.4)	196,054	32,387	3.0

Less: Net (income)/loss attributable to noncontrolling interests	(6,094)	(0.2)	(4,061)	(0.1)	168	28	0.0

Net income/(loss) attributable to Home Inns’ shareholders	351,531	8.7	(26,776)	(0.5)	196,222	32,415	3.0

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased by 10.2% from RMB 5.77 billion in 2012 to RMB 6.35 billion (US$1.05 billion) in 2013.

•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 8.3% from RMB 5.16 billion in 2012 to RMB 5.59 billion (US$923.0 million) in 2013. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 803 hotels with 105,505 rooms as of December 31, 2012 to 872 hotels with 112,369 rooms as of December 31, 2013 as a result of our organic growth.

•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 26.5% from RMB 604.9 million in 2012 to RMB 765.5 million (US$126.5 million) in 2013. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 969 hotels with 108,565 rooms as of December 31, 2012 to 1,308 hotels with 144,186 rooms as of December 31, 2013 as a result of our organic growth.

Operating Costs and Expenses. Our total operating costs and expenses increased by 5.6% from RMB 5.16 billion in 2012 to RMB 5.45 billion (US$899.9 million) in 2013.

•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 4.64 billion in 2012 to RMB 4.87 billion (US$804.0 million) in 2013. This increase was primarily driven by the increased number of leased-and-operated hotels in operation from 803 hotels with 105,505 rooms as of December 31, 2012 to 872 hotels with 112,369 rooms as of December 31, 2013. We continue to benefit from cost control initiatives and productivity enhancements at the hotel operational level in current year.

•	Personnel Costs of Franchised-and-managed hotels. Our personnel costs for franchised-and-managed hotels increased from RMB 125.0 million in 2012 to RMB 157.3 million (US$26.0 million) in 2013 primarily due to an increase in the number of franchised-and-managed hotels in operation from 969 hotels as of December 31, 2012 to 1,308 hotels as of December 31, 2013.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased by 42.9% from RMB 76.9 million or 1.3% of total revenues in 2012 to RMB 109.9 million (US$18.2 million) or 1.7% of total revenues in 2013. The year-over-year increase in sales and marketing expense ratio was mainly due to increased project costs for online marketing activities and higher cost for membership programs in order to improve guest experience and promote member loyalty.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 0.5% from RMB 315.2 million in 2012 to RMB 313.5 million (US$51.8 million) in 2013, because we incurred lower integration costs in 2013.

Income from Operations. Our income from operations increased by 91.7% from RMB 273.7 million in 2012 to RMB 524.6 million (US$86.7 million) in 2013. Income from operations excluding any share-based compensation expenses and integration costs (non-GAAP) was RMB 625.6 million (US$103.3 million) or 9.8% of total revenue in 2013, compared to RMB 464.1 million or 8.0% of total revenue in 2012. This increase in the income from operations margin rate mainly resulted from increasing revenue from high-margin franchise-and-managed operations, meaningful improvements in Motel 168 performance and continued benefits from effective cost control and efficiency improvement.

Interest Expense, Net. Our net interest expense decreased from RMB 107.5 million in 2012 to RMB 47.9 million (US$7.9 million) in 2013, primarily because we had a lower average outstanding term loan balance and we replaced our previous overseas term loan with a term loans from the Industrial and Commercial Bank of China (Europe) S.A. bearing a lower interest rate.

Loss on Change in Fair Value of Convertible Notes. The fair value of our convertible notes is affected by changes in our ADS price, the volatility of our ADS price and market interest rates. We incurred a loss of RMB 133.4 million (US$22.0 million) on change in fair value of convertible notes in 2013, compared to a loss of RMB 87.1 million in 2012. The loss in 2013 was primarily driven by the increase of ADS price during the year from US$28.90 to US$43.64, while was partially offset by the decrease in the volatility ratio of our stock price and by the increase of market interest rate for convertible notes with similar credit feature.

Foreign Exchange Gain, Net. Our net foreign exchange gain increased from RMB 0.2 million in 2012 to RMB 49.8 million (US$8.2 million) in 2013, primarily because we had a net liability position in U.S. dollars in 2013 and the RMB appreciated more against the U.S. dollar in 2013 than it did in 2012.

Income Tax Expense. Our income tax expense increased by 51.9% from RMB 136.3 million in 2012 to RMB 207.0 million (US$34.2 million) in 2013, primarily due to the increase in our income from operations, which lead to an increase in our income before income tax.

Net Income/(Loss). As a cumulative result of the above factors, we had a net income of RMB 196.2 million (US$32.4 million) in 2013 as compared to net loss of RMB 26.8 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our total revenues increased by 45.5% from RMB 3.96 billion in 2011 to RMB 5.77 billion in 2012.

•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 44.9% from RMB 3.56 billion in 2011 to RMB 5.16 billion in 2012. This increase was primarily due to the fact that we consolidated the financial results from the Motel 168 hotels for the entire year of 2012, as opposed to only the last three months of 2011, as well as to an increase in the number of leased-and-operated hotels in operation from 698 hotels with 93,967 rooms as of December 31, 2011 to 803 hotels with 105,505 rooms as of December 31, 2012 as a result of our organic growth. Motel 168 contributed revenues of RMB 1.40 billion from leased-and-operated hotels in 2012 as compared to RMB 351.4 million for the last three months of 2011.

•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 51.2% from RMB 400.0 million in 2011 to RMB 604.9 million in 2012. This growth was primarily due to the fact that we consolidated the financial results from the Motel 168 hotels for the entire year of 2012, as opposed to only the last three months of 2011, as well as to an increase in the number of franchised-and-managed hotels in operation from 728 hotels with 82,595 rooms as of December 31, 2011 to 969 hotels with 108,565 rooms as of December 31, 2012 as a result of our organic growth. Motel 168 contributed revenues of RMB 70.8 million from franchised-and-managed hotels in 2012 as compared to RMB 16.2 million for the last three months of 2011.

Operating Costs and Expenses. Our total operating costs and expenses increased by 51.3% from RMB 3.41 billion in 2011 to RMB 5.16 billion in 2012. This increase resulted from increases in all of our operating cost and expense line items as we substantially expanded our operations in 2012.

•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased from RMB 2.96 billion in 2011 to RMB 4.64 billion in 2012. This increase was primarily driven by the fact that we consolidated the financial results from the Motel 168 hotels for the entire year of 2012, as opposed to only the last three months of 2011, as well as by the increased number of leased-and-operated hotels in operation from 698 hotels with 93,967 rooms as of December 31, 2011 to 803 hotels with 105,505 rooms as of December 31, 2012. Excluding integration costs, Motel 168 incurred leased-and-operated hotel operating costs of RMB 1.35 billion in 2012 as compared to RMB 342.2 million for the last three months of 2011. We spent RMB 83.7 million on Motel 168 integration costs in 2012 as compared to RMB 19.5 million for the last three months of 2011.

•	Personnel Costs of Franchised-and-managed hotels. Our personnel costs for franchised-and-managed hotels increased from RMB 72.0 million in 2011 to RMB 125.0 million in 2012 primarily due to an increase in the number of franchised-and-managed hotels in operation from 728 hotels as of December 31, 2011 to 969 hotels as December 31, 2012, as well as the fact that we only consolidated the results from Motel 168 for the last three months of 2011. Motel 168 contributed personnel costs of RMB 21.3 million from franchised-and-managed hotels in 2012 as compared to RMB 2.3 million for the last three months of 2011.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased by 72.8% from RMB 44.5 million or 1.1% of total revenues in 2011 to RMB 76.9 million or 1.3% of total revenues in 2012. Sales and marketing expenses were relatively low as a percentage of total revenues in 2011 due to a true-up adjustment we made to accruals for our customer reward program at the beginning of the second quarter of 2011.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 6.2% from RMB 335.9 million in 2011 to RMB 315.2 million in 2012. The decrease was mainly because we incurred RMB 63.8 million in Motel 168 acquisition expenses in 2011 while we did not have such expenses in 2012.

Income from Operations. Our income from operations decreased by 8.0% from RMB 297.4 million in 2011 to RMB 273.7 million in 2012. The decrease in income from operations was mainly due to the weaker operating environment and the absence of systematic price increases to offset rising hotel operating costs including utilities and personnel related costs. Consolidation of Motel 168 for the full year of 2012, with its higher cost ratio as its business was still in the process of being integrated, also contributed to the year-over-year decrease in income from operations.

Interest Expense, Net. Our net interest expense increased from RMB 14.9 million in 2011 to RMB 107.5 million in 2012, primarily because of an increase in interest expense for the term loan that we incurred relating to the acquisition of Motel 168 in 2011.

(Loss)/Gain on Change in Fair Value of Convertible Notes. The fair value of our convertible notes is affected by changes in our ADS price and the volatility of our ADS price and market interest rates. We incurred a loss of RMB 87.1 million on change in fair value of convertible notes in 2012 as opposed to a gain of RMB 198.5 million in 2011. The loss in 2012 was driven by the dual effects of the increase in our ADS price from US$25.80 to US$28.90 and the decrease of market interest rate for convertible notes with similar credit features, partially offset by the impact of the decrease in the volatility of our ADS price. The gain in 2011 was mainly due to the decrease in our ADS price that year.

Foreign Exchange (Loss)/Gain, Net. Our net foreign exchange gain decreased from RMB 15.8 million in 2011 to RMB 0.2 million in 2012, primarily because the RMB did not appreciate as much against the U.S. dollar in 2012 as it did in 2011.

Income Tax Expense. Our income tax expense decreased by 19.5% from RMB 169.4 million in 2011 to RMB 136.3 million in 2012, primarily because our cost and expenses increased more than our total revenues, which lead to a decrease in our income before income tax.

Net Income/(Loss). As a cumulative result of the above factors, we had a net loss of RMB 22.7 million in 2012 as compared to net income of RMB 357.6 million in 2011.

Noncontrolling Interests. Noncontrolling interests represent our joint venture partners’ share of the net income of the seven leased-and-operated hotels owned by the joint ventures and also of the two property management companies.

Net Income/(Loss) Attributable to Home Inns’ Shareholders. As a result of the foregoing, we had net loss attributable to Home Inns’ shareholders of RMB 26.8 million in 2012, as compared to net income attributable to Home Inns’ shareholders of RMB 351.5 million in 2011.

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

Our financing activities consist of issuance and sale of our shares and convertible bonds and notes to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of the date of this annual report, we had convertible notes with an outstanding principal amount of US$184.0 million and two loans from the Industrial and Commercial Bank of China (Europe) S.A. with an aggregate outstanding principal amount of US$117.0 million. Our loans from the Industrial and Commercial Bank of China (Europe) S.A. are guaranteed by two standby letters of credit issued by the Industrial and Commercial Bank of China, Shanghai Branch for an aggregate of RMB 777.2 million. We also maintain credit facilities amounting in the aggregate to approximately RMB 850.0 million (US$140.4 million), which are available to be drawn down if needed.

As of December 31, 2013, we had entered into binding contracts with lessors of 25 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 116.1 million (US$19.2 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. In addition, we plan to incur an additional RMB 76 million (US$12.6 million) for our Wujiang headquarters construction. We intend to fund this planned expansion and construction with our operating cash flow, our existing cash balance and bank credit facilities.

As of December 31, 2013, our current liabilities exceeded our current assets by approximately RMB 95.2 million. As of December 31, 2013, we had credit facilities of RMB 850 million (US$140.4 million) that were available to be drawn down as needed. We believe that by closely monitoring and appropriately allocating our cash resources, together with drawing down our credit facilities, if needed, we will be able to maintain a sufficient cash position and liquidity status in the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data

Net cash provided by operating activities	726,102	747,779	1,192,269	196,950
Net cash used in investing activities	(2,669,499)	(1,001,634)	(861,957)	(142,386)
Net cash provided by/(used in) financing activities	1,403,102	(864,284)	169,336	27,972
Effect of foreign exchange rate changes on cash and cash equivalents	(56,310)	(4,743)	(6,061)	(1,002)

Net (decrease) /increase in cash and cash equivalents	(596,605)	(1,122,882)	493,587	81,534
Cash and cash equivalents at beginning of year	2,382,643	1,786,038	663,156	109,546

Cash and cash equivalents at end of year	1,786,038	663,156	1,156,743	191,080

Operating Activities

Net cash provided by operating activities amounted to RMB 1.19 billion (US$197.0 million) in 2013, as compared to net income of RMB 196.1 million (US$32.4 million). The principal working capital items accounting for the difference between our net cash provided by operating activities and net income included an increase in deferred rental and deposits of RMB 59.8 million (US$9.9 million) as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels and franchised-and-managed hotels. However, non-cash items accounted for most of the difference between our net cash provided by operating activities and our net income. The principal non-cash items were depreciation and amortization of RMB 714.5 million (US$118.0 million), which is growing in line with our business, loss on change in fair value of convertible notes of RMB 133.4 million (US$22.0 million) relating to the convertible notes we issued in 2010 and share-based compensation of RMB 86.0 million (US$14.2 million) primarily relating to share options we granted in years prior to 2013, partially offset by a deferred income tax benefit of RMB 77.4 million (US$12.8 million).

Net cash provided by operating activities amounted to RMB 747.8 million in 2012, as compared to net loss of RMB 26.8 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and net loss included an increase in deferred rental and deposits of RMB 65.7 million as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels and franchised-and-managed hotels and an increase in salaries and welfare payable of RMB 37.5 million as we added more employees, partially offset by an increase in prepayments and other current assets of RMB 29.9 million and a decrease in deferred revenues of RMB 34.1 million. However, non-cash items accounted for substantially all of the difference between our net cash provided by operating activities and our net loss. The principal non-cash items were depreciation and amortization of RMB 633.9 million, which is growing in line with our business, share-based compensation of RMB 93.4 million primarily relating to share options we granted in years prior to 2012 and loss on change in fair value of convertible notes of RMB 87.1 million relating to the convertible notes we issued in 2010, partially offset by a deferred income tax benefit of RMB 132.1 million.

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

Investing Activities

Net cash used in investing activities in 2013 amounted to RMB 862.0 million (US$142.4 million), primarily due to leasehold improvements, including RMB 628.2 million (US$103.8 million) for new hotels and replacedment of fully depreciated fixed assets, RMB 151.6 million (US$25.0 million) for construction of our new headquarters in Wujiang and RMB 101.7 million (US$16.8 million) for upgrades of existing hotels and implementation of dual branding.

Net cash used in investing activities in 2012 amounted to RMB 1,001.6 million, primarily due to leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels as well as to settle the payment for Motel 168 and other acquisitions.

Net cash used in investing activities in 2011 amounted to RMB 2,669.5 million, due primarily to the Motel 168 acquisition as well as to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels.

Financing Activities

Net cash provided by financing activities in 2013 amounted to RMB 169.3 million (US$28.0), primarily due to proceeds from the exercise of share options of RMB 193.3 million (US$31.9 million). In June 2013, we refinanced the remaining balance on our existing term loan facility by borrowing an aggregate of US$117 million from the Industrial and Commercial Bank of China (Europe) S.A.

Net cash used in financing activities in 2012 amounted to RMB 864.3 million, primarily consisting of RMB 111.9 million for our convertible bonds that matured in December 2012 and RMB 760.9 million to repay part of the term loan we borrowed for the Motel 168 acquisition.

Net cash provided in financing activities in 2011 amounted to RMB 1,403.1 million, primarily from the cash proceeds of RMB 1,433.6 million from the term loan we borrowed for the Motel 168 acquisition.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment, the construction of our Wujiang headquarters and the purchase and development of technology, information and operational software. Our capital expenditures totaled RMB 909.3 million, RMB 1.01 billion and RMB 919.6 million (US$151.9 million) in 2011, 2012 and 2013, respectively.

The following table sets forth the breakdown of our capital expenditures on an accrual basis for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
New hotel development	895,656	931,422	622,697	102,862
Hotel redevelopment and renovations	5,970	41,995	129,639	21,415
Capital expenditures for headquarters	4,622	28,188	156,728	25,890
Others	3,040	10,408	10,503	1,735
Total	909,288	1,012,013	919,567	151,902

The growth in our capital expenditures from year to year has been driven primarily by our new hotel development, which is a result of our continued organic growth, and we expect our capital expenditures in the future to continue to be influenced primarily by our rate of organic growth. The substantial increase in capital expenditures for hotel redevelopment and renovations in 2012 was driven primarily by our acquisition of Motel 168, as we devoted significant resources to renovating many of the hotels we acquired. The growth in our capital expenditures in 2013 reflects the modernization of older leased-and-operated hotels under the Home Inn brand.

We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our brands, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology, products and services from those of our competitors and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 125 registered trademarks in China, including 如家 (for Home Inn), 莫泰 (for Motel 168) and 和颐 (for Yitel). We are applying for registration of 40 new trademarks in China. We have also registered our domain names www.homeinns.com, www.motel168.com and www.yitel.com with the Internet Corporation for Assigned Names and Numbers.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Convertible notes with principal and interest	1,166	22	1,144	—	—
Term loans with principal and interest	760	19	741	—	—
Operating lease obligations	16,785	1,613	3,254	3,177	8,741
Purchase obligations	192	134	58	—	—
Financial lease obligations	1	1	—	—	—
Total	18,904	1,789	5,197	3,177	8,741

Our convertible notes will mature in December 2015, unless earlier repurchased or converted. Our loans from the Industrial and Commercial Bank of China (Europe) S.A. will become due and payable on June 24, 2016.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2013.

Name	Age	Position/Title
Yi Liu	53	Co-Chairman of the Board of Directors, Independent Director
Neil Nanpeng Shen	46	Co-Founder, Co-Chairman of the Board of Directors, Independent Director
David Jian Sun	49	Chief Executive Officer, Director
May Wu	46	Chief Strategy Officer(1)
Huiping Yan	47	Chief Financial Officer(1)
Jason Xiangxin Zong	49	Chief Operating Officer
Min Bao	54	Independent Director
James Jianzhang Liang	44	Co-Founder, Independent Director
Kenneth Gaw	43	Independent Director
Terry Yongmin Hu	44	Independent Director
Arthur M. Wang	53	Independent Director

_________

(1) Ms. Yan will be resigning as chief financial officer effective April 30, 2014. A search for a replacement has commenced and May Wu, our current chief strategy officer and former chief financial officer, will be our acting chief financial officer effective from May 1, 2014, until a suitable candidate comes on board.

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

May Wu has served as our chief strategy officer since 2010. She will also be our acting chief financial officer effective from May 1, 2014, until a suitable candidate comes on board to replace Ms. Huiping Yan. She also served as the chief executive officer of our Yitel brand from 2010 to 2012, and was our chief financial officer from 2006 to 2010. Prior to joining Home Inns Group, Ms. Wu was a first vice president at Schroder Investment Management North America Inc. from 2005 to 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. Prior to that, Ms. Wu was an equity research analyst from 1998 to 2002 at J.P. Morgan Asset Management and also a vice president from 2000 to 2002. Since 2010, she has served as independent director, chair of the audit committee, and member of the compensation committee and corporate governance and nominating committee of Noah Holdings, a distributor and manager of wealth management products to high net worth individuals and corporations in China listed on the New York Stock Exchange. From 2010 to 2013, she served as independent director and member of the audit committee of County Style Cooking Restaurant China Co., Ltd., a quick service restaurant chain in China listed on the New York Stock Exchange. From 2008 to 2012, she was an independent director and chair of the audit committee of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Huiping Yan will be resigning as chief financial officer effective April 30, 2014. Ms. Yan has served as our chief financial officer since 2010 and was our senior vice president of finance and strategy from 2009 to 2010. Prior to joining our company, Ms. Yan spent 11 years at General Electric Company (GE) in both the United States and Asia, serving in a number of key roles in corporate financial management including tax controller of GE Energy, chief financial officer and a director of GE Hydro Equipment Asia, Ltd., headquarter chief financial officer and financial planning and analysis manager of GE Energy Inspection and Repair Services, lead finance program manager of mergers, acquisitions & integrations of GE Energy Infrastructure. Ms. Yan worked at Deloitte & Touche (US) from 1992 to 1998 and advanced to the position of tax manager of international services prior to joining GE. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a US certified public accountant.

Jason Xiangxin Zong has served as our president–chief operating officer since January 2014. Mr. Zong served as our chief operating officer from 2008 through 2013 and, prior to that, as our senior vice president of operations from 2006 to 2007. Mr. Zong has more than a decade of consumer industry experience. From 2004 to 2006, Mr. Zong served as vice president of operations and east region general manager of China for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world. From 2001 to 2004, Mr. Zong served as vice president of operations for Lotus Supermarket Chain Store Co., Ltd. Mr. Zong holds a bachelor’s degree from Fudan University.

Min Bao has served as our director since 2006. Mr. Bao has served as the vice president of BTG since July 2013. From 2007 to 2008, he was the assistant general manager of BTG. From 2006 to 2007, Mr. Bao was the general manager of BTG-International Hotel Group Co., Ltd. From 2002 to 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Novotel Xin Qiao Beijing Hotel. Mr. Bao currently serves on the boards of Home Inns Beijing and Home Inns Hong Kong as well as the boards of several companies, including Poly Victory Investments Limited., BTG-International Hotel Group Co., Ltd. and Henan Xing Ya Jian Guo Hotel, all of which are China-based hotel companies.

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and has been a director of Ctrip since its inception and the chairman of its board of directors since 2003. Mr. Liang also served as Ctrip’s chief executive officer from 2000 to 2006 and has resumed that role since March 2013. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his Ph.D. in economics from Stanford University in 2011, and his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB 6.7 million (US$1.1 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

2006 Plan. In 2006, our board of directors and shareholders approved our 2006 Share Incentive Plan, or the 2006 Plan, to replace the 2003 Plan. At our annual general meetings on November 3, 2009 and September 15, 2011, our shareholders approved increases in the number of ordinary shares that may be granted under the 2006 Plan. As of February 28, 2014, the maximum number of ordinary shares permitted to be issued pursuant to awards under the 2006 Plan was 15,062,194. We have granted 10,037,500 options under the 2006 Plan as of February 28, 2014, of which 5,448,476 had been exercised, 1,066,478 had been cancelled and3,522,546 remained outstanding on that date. We have also granted 2,012,466 restricted share units under the 2006 Plan as of February 28, 2014, of which 251,716 have vested, 1,555,678 remain unvested and 205,072 have been forfeited as of that date.

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

The following table summarizes the grants of options and restricted shares we have made to our directors and executive officers and to other individuals as a group as of February 28, 2014, excluding options that had expired by that date but without giving effect to options that were exercised or cancelled. In the case of options, “Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted shares, “Number of Shares” refers to the number of restricted shares and “Exercise Price” is marked as not applicable (N/A).

Name	Number of Shares	Exercise Price	Date of Grant	Date of Expiration
		(US$/Share)
Yi Liu	24,000	14.64	1/1/2013	12/31/2017
	24,000	N/A	1/1/2013	N/A
	6,000	12.385	4/15/2013	4/14/2018
	6,000	N/A	4/15/2013	N/A
Neil Nanpeng Shen	20,000	7.33	7/14/2009	7/13/2014
	24,000	16.165	3/19/2010	3/18/2015
	24,000	16.355	2/24/2011	2/23/2016
	6,000	13.43	3/12/2012	3/12/2017
	6,000	N/A	3/12/2012	N/A
	6,000	12.385	4/15/2013	4/14/2018
	6,000	N/A	4/15/2013	N/A
David Jian Sun	100,000	7.33	7/14/2009	7/13/2014
	96,000	16.165	3/19/2010	3/18/2015
	120,000	16.355	2/24/2011	2/23/2016
	60,000	15.615	11/9/2011	11/8/2016
	24,000	13.43	3/12/2012	3/12/2017
	24,000	N/A	3/12/2012	N/A
	24,000	12.385	4/15/2013	4/14/2018
	24,000	N/A	4/15/2013	N/A
May Wu	60,000	7.33	7/14/2009	7/13/2014
	48,000	16.165	3/19/2010	3/18/2015
	102,000	16.355	2/24/2011	2/23/2016
	20,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
	18,000	12.385	4/15/2013	4/14/2018
	18,000	N/A	4/15/2013	N/A
Huiping Yan	150,000	7.33	7/14/2009	7/13/2014
	98,000	16.165	3/19/2010	3/18/2015
	90,000	16.355	2/24/2011	2/23/2016

Name	Number of Shares	Exercise Price	Date of Grant	Date of Expiration
	30,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
	18,000	12.385	4/15/2013	4/14/2018
	18,000	N/A	4/15/2013	N/A
Jason Xiangxin Zong	60,000	7.33	7/14/2009	7/13/2014
	72,000	16.165	3/19/2010	3/18/2015
	84,000	16.355	2/24/2011	2/23/2016
	46,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
	18,000	12.385	4/15/2013	4/14/2018
	18,000	N/A	4/15/2013	N/A
Min Bao	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
James Jianzhang Liang	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
Kenneth Gaw	10,000	7.33	7/14/2009	7/13/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
Terry Yongmin Hu	10,000	7.33	7/14/2009	7/13/2014
	15,000	16.165	3/19/2010	3/18/2015
	15,000	16.355	2/24/2011	2/23/2016
	3,750	13.43	3/12/2012	3/12/2017
	3,750	N/A	3/12/2012	N/A
	3,750	12.385	4/15/2013	4/14/2018
	3,750	N/A	4/15/2013	N/A
Arthur Wang	60,000	13.29	10/30/2009	10/29/2014
	12,000	16.165	3/19/2010	3/18/2015
	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
Other individuals as a group	6,853,966

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

In 2013, our board held meetings or passed resolutions by unanimous written consent six times.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

D. Employees

Excluding employees of our franchised-and-managed hotels, we had 26,670 employees, 26,429 employees and 24,678 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, our employees consisted of 21,905 hotel-based employees, 301 reservation agents at our centralized reservation centers, and 2,472 corporate staff. Approximately 29% of our employees are associated with labor unions. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2014 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	18,277,010	19.3
James Jianzhang Liang (4)	14,743,559	15.5
Yi Liu (5)	14,745,397	15.5
Min Bao (6)	14,764,575	15.6
David Jian Sun (7)	563,836	0.6
May Wu (8)	235,000	0.2
Jason Xiangxin Zong (9)	306,772	0.3
Kenneth Gaw (10)	135,959	0.1
Huiping Yan (11)	218,500	0.2
Arthur Wang (12)	85,500	0.1
Terry Yongmin Hu (13)	39,378	0.0
All Directors and Executive Officers as a Group (14)	34,988,556	36.4
Principal Shareholders:
Poly Victory Investments Limited (15)	14,726,165	15.5
Ctrip.com International, Ltd. (16)	14,400,765	15.2
FMR LLC (17)	7,337,248	7.7
OppenheimerFunds, Inc. (18)	4,815,599	5.1

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 94,830,700, which was the number of ordinary shares outstanding as of February 28, 2014, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 28, 2014.

(3)	Includes (i) 348,000 ordinary shares held by Mr. Shen; (ii) 3,275,389 ordinary shares held by Smart Master International Limited, or Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen; (iii) 183,356 ordinary shares represented by ADS held by Smart Master; (iv)69,500 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after February 28, 2014 and (v) 7,514,503 ordinary shares and 6,886,262 ordinary shares represented by ADSs held by subsidiaries of Ctrip, of which Mr. Shen is a co-founder and a director. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Includes (i) 750 ordinary shares held by Mr. Liang, (ii) 317,294 ordinary shares represented by ADS held by Ms. Lau, Mr. Liang’s wife; (ii) 24,750 ordinary shares issuable upon exercise of options held by Mr. Liang that that are exercisable within 60 days after February 28, 2014 and (iv) 7,514,503 ordinary shares and 6,886,262 ordinary shares represented by ADSs held by subsidiaries of Ctrip, of which Mr. Liang is chairman, a co-founder and a director. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes (i) 4232 ordinary shares, (ii) 15,000 ordinary shares issuable upon exercise of options held by Mr. Liu and (iii)13,446,959 ordinary shares and 1,279,206 ordinary shares represented by ADSs held by Poly Victory Investments Limited, of which Mr. Liu is a director. Mr. Liu is also the vice chairman and CEO of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Liu is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(6)	Includes (i) 660 ordinary shares held by Mr. Bao, (ii) 5,500 ordinary shares represented by ADS, (iii) 32,250 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after February 28, 2014 and (iv) 13,446,959 ordinary shares and 1,279,206 ordinary shares represented by ADSs held by Poly Victory Investments Limited, of which Mr. Bao is a director. Mr. Bao also serves on the board of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	Includes (i) 14,030 ordinary shares held by Mr. Sun, (ii) 188,806 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled him, (iii) 40,000 ordinary shares held by Mr. Sun’s daughters; and (iv)321,000 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after February 28, 2014. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(8)	Includes (i) 78,000 ordinary shares held by Ms. Wu and (ii) 157,000 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after February 28, 2014. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)	Includes (i) 56,272 ordinary shares held by Mr. Zong, (ii) 10,000 ordinary shares represented by ADS and (iii) 240,500 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after February 28, 2014. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(10)	Includes (i) 24,750 ordinary shares held by Mr. Gaw, (ii) 32,800 ordinary shares represented by ADS held by Mr. Gaw, (iii) 32,659 ordinary shares held by Top Elite Company Limited, a company solely owned and controlled by Mr. Gaw, (iv) 11,000 ordinary shares represented by ADS held by Top Elite and (v) 34,750 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after February 28, 2014. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.

(11)	Includes (i) 4,500 ordinary shares held by Ms. Yan and (ii) 11,000 ordinary shares represented by ADS held by Ms. Yan and (iii) 203,000 ordinary shares are issuable upon exercise of options held by Ms. Yan that are exercisable within 60 days after February 28, 2014. The business address of Ms. Yan is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(12)	Includes (i) 750 ordinary shares held by Mr. Wang and (ii) 84,750 ordinary shares are issuable upon exercise of options held by Mr. Wang that are exercisable within 60 days after February 28, 2014. The business address of Mr. Wang is the Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong.

(13)	Includes (i) 938 ordinary shares held by Mr. Hu and (ii) 38,440 ordinary shares are issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after February 28, 2014. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong.

(14)	Includes (i) 25,031,198 ordinary shares, (ii) 8,736,418 ordinary shares represented by ADS and (iii) 1,220,940 ordinary shares issuable upon exercise of options that are exercisable within 60 days after February 28, 2014.

(15)	Based on the Schedule 13G filed with the SEC on January 18, 2012. The ordinary shares include (i) 13,446,959 ordinary shares and (ii) 1,279,206 ordinary shares represented by ADSs. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group, which is a state-owned enterprise in China. The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. The principal business address of Beijing Tourism Group is No. 10 Yabao Road, Chaoyang District, Beijing 100020, the People’s Republic of China.

(16)	Based on the Schedule 13D/A filed with the SEC on May 21, 2009. The ordinary shares consist of 7,514,503 ordinary shares through private placement and 3,443,131 ADSs representing 6,886,262 ordinary shares purchased by Ctrip and its wholly-owned subsidiaries.

(17)	Based on the Schedule 13G filed with the SEC on February 14, 2014. FMR LLC’s principal business office is 245 Summer Street, Boston, Massachusetts 02110. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 whose principal business office is 245 Summer Street, Boston, Massachusetts 02110, is the beneficial owner of 7,290,048 ordinary shares represented by ADSs as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. One investment company, Fidelity Growth Company Fund, holds 5,125,000 of these ordinary shares. Fidelity Growth Company Fund has its principal business office at 245 Summer Street, Boston, Massachusetts 02110. Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 47,200 ordinary shares as a result of its serving as investment manager of institutional accounts owning such shares. Pyramis Global Advisors Trust Company has its principal business office at 900 Salem Street, Smithfield, Rhode Island 02917.

(18)	Based on the Schedule 13G filed with the SEC on February 13, 2013. OppenheimerFunds, Inc.’s principal business office is Two World Financial Center, 225 Liberty Street, New York, New York 10281. OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Oppenheimer Developing Markets Fund’s principal business office is 6803 S. Tucson Way, Centennial, Colorado 80112. Oppenheimer Developing Markets Fund is an investment company registered under section 8 of the Investment Company Act of 1940. OppenheimerFunds, Inc. is the beneficial owner of 4,815,599 ordinary shares represented by ADSs, including 4,209,879 ordinary shares represented by ADSs that are held by Oppenheimer Developing Markets Fund.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2014, we had 94,830,700 ordinary shares issued and outstanding. To our knowledge, we had only four record shareholders in the United States. The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 77% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transaction with Jian Guo Inns

Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG, which is the parent company of Poly Victory Investments Limited, one of our principal shareholders. From 2004 through the beginning of 2012, Jian Guo Inns was the lessor of three leased-and-operated hotels in our chain. One of the three property lease contracts was terminated from April 1, 2012 due to a change in the property’s ownership. In 2011, 2012 and 2013, we paid RMB 2.8 million, RMB 2.1 million and RMB 1.8 million (US$0.3 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. Some of our customers book our hotel rooms through Ctrip and we pay agency fees to Ctrip for such bookings. The amounts paid to Ctrip as agency fees in 2011, 2012 and 2013 and the first three months of 2014 were RMB 17.7 million, RMB 35.9 million, RMB 38.7 million (US$6.4 million) and RMB7.7 million (US$1.3 million), respectively.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For example, under the terms of our standby letters of credit with the Industrial and Commercial Bank of China, Home Inns Hotel Management (Shanghai) Co., Ltd. is not permitted to pay dividends to its shareholder, which is Home Inns Hotel Management (Beijing) Limited, while the standby letters of credit are outstanding.

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2009	37.93	7.63
2010	53.66	27.89
2011	44.48	25.00
2012	32.95	16.32
2013	44.17	23.93

Quarterly Highs and Lows
First Quarter 2012	32.95	24.90
Second Quarter 2012	27.41	19.86
Third Quarter 2012	25.89	16.32
Fourth Quarter 2012	29.67	24.75
First Quarter 2013	32.00	27.60
Second Quarter 2013	30.82	23.93
Third Quarter 2013	36.74	24.90
Fourth Quarter 2013	44.17	33.00
First Quarter 2014	43.89	28.98

Monthly Highs and Lows
2013
October	39.04	33.00
November	42.71	33.89
December	44.17	38.52
2014
January	43.89	33.75
February	39.20	32.71
March	39.77	28.98
April (through April 21, 2013)	34.83	31.12

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Registration Rights of Certain Shareholders

Pursuant to a shareholders’ agreement entered into in June 2006, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights granted under the agreement.

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

The Motel 168 Acquisition

On May 27, 2011, we entered into a definitive agreement to acquire 100% of Motel 168. The base acquisition price was US$470.0 million, consisting of US$305.5 million in cash and 8,149,616 ordinary shares priced at US$40.37 per ADS or US$20.185 per ordinary share at the closing of the transaction. The cash portion was funded with cash on hand and a four-year term loan facility of US$240.0 million with an interest rate at 390 basis points over LIBOR, and we granted registration rights to the sellers in connection with our issuance of ordinary shares to them. The closing conditions were met and the acquisition became effective on October 1, 2011. Motel 168 had 297 hotels in operation, including 144 leased-and-operated hotels and 153 franchised-and-managed hotels, with about 47,099 rooms located in 85 cities across China at the time of the acquisition. We are retaining the Motel 168 brand in addition to our Home Inn and Yitel brands and we plan to continue to open new hotels under each of these brands in the foreseeable future. We have integrated most of Motel 168’s support functions into our existing corporate platform, including human resources, accounting and finance, and legal, while keeping most front-line business functions brand-specific, including business development and operations. Following the acquisition, we spent a total of approximately US$23.9 million on renovating our Motel 168 hotels and implementing new marketing initiatives and operational best practices. We completed the integration of Motel 168 in 2013.

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

Demand Registration Rights. In connection with our acquisition of Motel 168 effective October 1, 2011, we filed an effective shelf registration statement on May 3, 2012 for re-sales by GSS III Monroe Holdings Limited and Merrylin International Investment Limited, and we agreed to file certain supplements and amendments to the shelf registration statement upon requests from such holders.

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

United States Federal Income Taxation

The following discussion describes certain of the U.S. federal income tax consequences to U.S. Holders (defined below) under present U.S. federal income tax law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on U.S. federal income tax laws as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, possibly with retroactive effect.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	certain financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker dealers;
•	U.S. expatriates;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons whose functional currency is other than the U.S. dollar;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

In addition, this summary does not discuss any state, local or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations.

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

If you are a partner in partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment generally will depend on your status as a partner and the activities of the partnership.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain records of earnings and profits in accordance with U.S. Federal income tax principles, U.S. Holders should expect that the full amount of any distribution will be reported as dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. We believe that we are a qualified foreign corporation for U.S. federal income tax purposes because our ADSs are readily tradable on the NASDAQ Global Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on your particular facts and circumstances, you may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you will be permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisors regarding the availability of the foreign tax credit based on your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

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

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013 and we do not expect to be a PFIC for our current or any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot guarantee you that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will make, or cause to be made, all withholdings to the extent required by applicable law. Each U.S. Holder is urged to consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

In June 2013, we refinanced an existing term loan facility by borrowing an aggregate of US$117 million from the Industrial and Commercial Bank of China (Europe) S.A. The loans bear interest at a floating rate equal to three-month U.S. dollar LIBOR plus 2.35%. As a condition of the loans, we also entered into standby letters of credit with the Industrial and Commercial Bank of China covering an aggregate of RMB 777.2 million (US$128.4 million) at an annual fixed rate of 0.60%. As of December 31, 2013, the entire amount of US$117 million in principal amount remained outstanding under this loan.

We had cash and cash equivalents of RMB 1,156.7 million (US$191.1 million) as of December 31, 2013, and interest income of RMB 6.2 million (US$1.0 million) for the year ended December 31, 2013 derived entirely from our cash and cash equivalents.

Three-month U.S. dollar LIBOR was reported as 0.2461% as of December 31, 2013, and it has generally remained within 35 basis points of that number since the summer of 2009. An increase in three-month U.S. dollar LIBOR of 30 basis points would increase our interest expense by US$351.0 thousand and increase the fair value of the convertible bonds by approximately US$0.2 million. A decrease in three-month U.S. dollar LIBOR of 10 basis points would decrease our interest expense by US$117.0 thousand and decrease the fair value of the convertible bonds by approximately US$0.1 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to our cash and cash equivalent denominated in U.S. dollars, on the asset side, and our convertible notes and term loans denominated in U.S. dollars, on the liability side. As of December 31, 2013, we had cash and cash equivalents denominated in U.S. dollars of US$42.3 million, and we had US$184.0 million in outstanding convertible notes and US$117.0 million in outstanding term loans.

We expect to convert any money that we distribute to our entities outside of China from RMB into U.S. dollars.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it has lost value against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. However, the appreciation in the RMB against the U.S. dollar since June 2010 has generally been no more than 5% over any given 12-month period. We believe that any depreciation of the RMB against the U.S. dollar in the near term is significantly less likely than continued appreciation.

Depreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange loss to us of approximately RMB 14.8 million (US$2.4 million), whereas appreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange gain to us of approximately the same amount.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Equity Prices

The closing price of our ADSs was US$43.64 as of December 31, 2013, and it has generally been between $15.00 and $50.000 for most of our history, the principal exception being the period during and following the global financial crisis in 2008 and 2009, when it was lower. An increase of US$10 in the market price of our ADSs from their closing price of US$43.64 as of December 31, 2013 would cause the fair value of our convertible notes to increase by US$25.9 million. A decrease of US$20 in the market price of our ADSs from their closing price of US$43.64 as of December 31, 2013 would cause the fair value of our convertible notes to decrease by US$27.4 million.

The volatility of the market price of our ADSs in 2013 was 34%. An increase of 5 percentage points in volatility would cause the fair value of our convertible notes to increase by approximately US$4.9 million, where as a decrease of 5 percentage points in volatility would cause the fair value of our convertible notes to decrease by approximately US$3.8 million.

Impact of Market Risk in 2013

The increase in the market price of our ADSs and the decrease in three-month U.S. dollar LIBOR in 2013, partially offset by the decrease in the volatility of the market price of our ADSs during the same year, were responsible for that portion of the decline in the fair value of our convertible notes that is recorded as a loss on change in fair value of our convertible notes of RMB 133.4 million (US$22.0 million) on our statement of operations for the year ended December 31, 2013.

The depreciation of the U.S. dollar against the RMB in 2013 was responsible for an increase in the fair value of our U.S. dollar-denominated debt and debt instruments and a corresponding decrease in the value of our U.S. dollar-denominated cash and cash equivalents, the net effect of which is recorded as a foreign exchange gain of RMB 49.8 million (US$8.2 million) on our income statement for the year ended December 31, 2013.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. While inflation adds pressure on hotel operating costs such as rents and personnel costs, we are also able to increase the rates we charge at our hotels during times of rising prices and absorb part or all of the impact from rising operating costs, as long as the economy remains stable and improving. Continued efficiency and productivity improvements as our company matures have also enabled us to effectively manage the impact of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial hotel staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we may be materially affected if China experience higher rates of inflation in the future and if our ability to raise the rates we charge is constrained by overall market conditions in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We were entitled to receive US$453,662 (after withholding tax) for the period between January 1, 2013 and October 31, 2013 from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility. In addition, we are entitled to receive US$319,000 (including withholding tax) for the period between November 2013 and October 2014 from the depositary as the reimbursement for the same purpose. For the year ended December 31, 2013, a total of US$453,662 (after withholding tax) has been paid to us.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Changes in Internal Control

There were no significant changes in internal control for the year ended December 31, 2013.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Terry Yongmin Hu, Kenneth Gaw and Arthur M. Wang, all of whom are members of our audit committee and independent directors (under the standards set forth in Nasdaq Marketplace Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act), are audit committee financial experts.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on October 2, 2006. On March 3, 2009, our board of directors amended our code of business conduct and ethics, and the amended code of business conduct and ethics was filed as Exhibit 11.1 to our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010. Our code of business conduct and ethics applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. Mr. Alex Zhenyu Wan, the head of our internal audit department, is our chief compliance officer.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2012	2013
	(in thousands of RMB)
Audit fees (1)	9,377	9,048
Other service fee (2)	—	935

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Other service fee” means the fee billed for professional services for review of our data information security system.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We did not hold an annual general meeting in 2013. We may hold annual shareholder meetings in the future if there are issues that require shareholder approval.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Home Inns & Hotels Management Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, effective November 3, 2009 (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

2.1	Indenture, dated December 21, 2010, constituting US$184,000,000 2.00% Convertible Senior Notes due December 15, 2015 (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

2.2	Amendment Agreement regarding indenture, dated April 26, 2011, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

2.3	Registration Rights Agreement among the Registrant, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Ltd., dated December 21, 2010 (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

2.4	Registration Rights Agreement by and among the Registrant, GSS III Monroe Holdings Limited and Merrylin International Investment Limited dated as of September 30, 2011 (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 24, 2012)

4.1	Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.2	Employment Agreement between the Registrant and Jason Xiangxin Zong, dated January 1, 2007 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3	Registration Rights Agreement by and among the Registrant and Ctrip.com International, Ltd. as of May 7, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

4.4	Amended and Restated 2006 Share Incentive Plan, effective November 3, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

4.5	Employment Agreement between the Registrant and David Jian Sun, dated January 1, 2007 (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.6	Employment Agreement between the Registrant and May Wu, dated January 1, 2007 (incorporated by reference to Exhibit 10.5 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.7	Employment Agreement between the Registrant and Huiping Yan, dated July 13, 2009 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

4.8	Amendment to Employment Agreement between the Registrant and Jason Xiangxin Zong, effective January 1, 2008 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

4.9	Amendment to Employment Agreement between the Registrant and May Wu, effective April 22, 2010 (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

4.10	Amendment to Employment Agreement between the Registrant and Huiping Yan, effective April 22, 2010 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

Exhibit number	Description of Document
4.11	Credit Agreement among the Registrant and certain of its subsidiaries, BNP Parisbas Hong Kong Branch, Chinatrust Commercial Bank, Ltd., Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A. acting through its Hong Kong Branch, Natixis, Hong Kong Branch, Shinhan Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, and the lenders party thereto, dated as of September 26, 2011 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 24, 2012)

4.12	Intercreditor Agreement among the Registrant and certain of its subsidiaries, BNP Parisbas Hong Kong Branch, Chinatrust Commercial Bank, Ltd., Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A. acting through its Hong Kong Branch, Natixis, Hong Kong Branch, Shinhan Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, and the hedge counterparties party thereto, dated as of September 29, 2011 (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 24, 2012)

4.13*	Translation of Loan Agreement between the Registrant and the Industrial and Commercial Bank of China (Europe) S.A., dated as of June 3, 2013.

4.14*	Translation of Issuance of Financing Letter/Standby Letter of Credit between the Registrant and the Industrial and Commercial Bank of China, dated as of June 3, 2013.

4.15*	Translation of Loan Agreement between the Registrant and the Industrial and Commercial Bank of China (Europe) S.A., dated as of June 18, 2013.

4.16*	Translation of Issuance of Financing Letter/Standby Letter of Credit between the Registrant and the Industrial and Commercial Bank of China, dated as of June 18, 2013.

4.17*	Translation of Memo of Supplementary Matters Relating to the Domestic Guaranteed Foreign Loan Agreements Between the Industrial and Commercial Bank of China, Shanghai Huangpu Sub-branch, and Home Inns Hotel Management (Shanghai) Co., Ltd., dated as of July 3, 2013.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant, as amended on March 3, 2010 (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS**	Instance Document

101.SCH**	Schema Document

101.CAL**	Calculation Linkbase Document

101.DEF**	Definition Linkbase Document

101.LAB**	Label Linkbase Document

101.PRE**	Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun
Name:	David Jian Sun
Title:	Director and Chief Executive Officer

Date: April 23, 2014

HOME INNS & HOTELS MANAGEMENT INC.

Report of Independent Registered Public Accounting Firm

2014/SH-074/HXU/LFLX

To the Board of Directors and Shareholders of Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2014

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2011	2012	2013	2013
					US$ thousands
					(Note 2(d))
Revenues:
Leased-and-operated hotels		3,559,740	5,164,799	5,587,480	922,986
Franchised-and-managed hotels		399,986	604,936	765,491	126,450
Total revenues		3,959,726	5,769,735	6,352,971	1,049,436
Less: Business tax and related surcharges		(249,274)	(353,418)	(391,821)	(64,724)
Net revenues		3,710,452	5,416,317	5,961,150	984,712
Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities		(1,232,662)	(1,953,243)	(2,108,924)	(348,369)
Personnel costs		(657,155)	(1,037,371)	(1,073,754)	(177,372)
Depreciation and amortization		(398,914)	(612,789)	(692,945)	(114,466)
Consumables, food and beverage		(258,120)	(351,338)	(343,029)	(56,664)
Others		(413,815)	(687,254)	(648,299)	(107,091)
Total leased-and-operated hotel costs		(2,960,666)	(4,641,995)	(4,866,951)	(803,962)
Personnel costs of franchised-and-managed hotels		(72,009)	(125,031)	(157,314)	(25,986)
Sales and marketing expenses	2(w)	(44,451)	(76,878)	(109,935)	(18,160)
General and administrative expenses		(335,888)	(315,235)	(313,480)	(51,783)
Total operating costs and expenses		(3,413,014)	(5,159,139)	(5,447,680)	(899,891)
Other income		-	16,558	11,089	1,832
Income from operations		297,438	273,736	524,559	86,653
Interest income		31,996	11,874	6,216	1,027
Interest expense		(46,868)	(119,416)	(54,149)	(8,945)
Accelerated fee amortization on early extinguishment of long term loans	11	-	-	(41,872)	(6,917)
Loss from equity investment		-	(2,305)	(792)	(131)
Gain/(loss) on change in fair value of convertible notes	12	198,547	(87,099)	(133,404)	(22,037)
Gain on buy-back of convertible bonds		1,521	-	-	-
Non-operating income	2(ac)	35,899	43,248	53,663	8,864
Non-operating expenses		(7,315)	(6,665)	(1,000)	(165)
Foreign exchange gain, net	2(c)	15,849	217	49,830	8,231
Income before income tax expenses and noncontrolling interests		527,067	113,590	403,051	66,580
Income tax expenses	4	(169,442)	(136,305)	(206,997)	(34,193)
Net income/(loss)		357,625	(22,715)	196,054	32,387

Less: Net (income)/loss attributable to noncontrolling interests		(6,094)	(4,061)	168	28
Net income/(loss) attributable to Home Inns’ shareholders		351,531	(26,776)	196,222	32,415

Earnings per share	15
— Basic		4.17	(0.29)	2.12	0.35
— Diluted		1.26	(0.29)	2.10	0.35
Weighted average ordinary shares outstanding
— Basic		84,221,665	90,804,777	92,676,258	92,676,258
— Diluted		94,299,393	90,804,777	93,417,644	93,417,644
Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – personnel costs		3,283	8,199	7,904	1,306
Personnel costs of franchised-and-managed hotels		3,369	9,578	11,013	1,819
Sales and marketing expenses		656	1,535	1,514	250
General and administrative expenses		69,227	74,064	65,584	10,834

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2012	2013	2013
				US$ thousands
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	2(e)	663,156	1,156,743	191,080
Restricted cash	2(f)	205,739	173,276	28,623
Accounts receivable, net	2(g)	98,176	99,964	16,513
Receivables from related parties	16	6,818	5,509	910
Consumables		41,600	41,231	6,811
Prepayments and other current assets	3,2(g)	172,534	181,232	29,937
Deferred tax assets	4	80,369	78,839	13,023
Total current assets		1,268,392	1,736,794	286,897
Investment in a jointly controlled entity	5	6,625	5,833	964
Property and equipment ,net	7	3,846,835	4,049,337	668,903
Goodwill	8	2,254,631	2,254,631	372,439
Intangible assets, net	9	1,149,419	1,112,499	183,772
Other assets		117,350	86,027	14,211
Non-current deferred tax assets	4	310,762	407,564	67,325
Total assets		8,954,014	9,652,685	1,594,511
LIABILITIES
Current liabilities:
Accounts payable		76,825	89,170	14,730
Payables to related parties		3,798	3,029	500
Short term loans	11	12,571	-	-
Finance lease liabilities		6,660	1,376	227
Salaries and welfare payable		215,569	222,865	36,815
Income tax payable		76,382	88,551	14,628
Other taxes payable		27,761	31,344	5,178
Deferred revenues		202,874	202,949	33,525
Other unpaid and accruals	10	165,886	228,881	37,808
Other payables	10	925,134	911,642	150,594
Deferred tax liability	4	29,439	52,155	8,615
Total current liabilities		1,742,899	1,831,962	302,620

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2012	2013	2013
				US$ thousands
				(Note 2(d))
Non-Current Liabilities:
Long term loans	11	735,404	713,337	117,835
Deferred rental		631,618	691,456	114,220
Deferred revenues		45,089	54,075	8,933
Finance lease liabilities		1,620	-	-
Deposits due to franchisees		91,462	115,351	19,055
Other long term payables		10,620	20,537	3,392
Unfavorable lease liabilities	9	370,548	337,627	55,772
Financial liability	12	1,066,771	1,157,295	191,172
Deferred tax liabilities	4	288,321	283,522	46,834
Total liabilities		4,984,352	5,205,162	859,833

Commitments and contingencies	18

Shareholders’ equity
Ordinary shares(US$ 0.005 par value; 200,000,000 shares authorized, 91,672,320 and 94,814,866 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	13	3,574	3,671	606
Additional paid-in capital		2,802,905	3,080,596	508,878
Statutory reserves	2(ad)	158,417	206,892	34,176
Retained earnings		992,505	1,140,252	188,356
Total Home Inns shareholders’ equity		3,957,401	4,431,411	732,016

Noncontrolling interests		12,261	16,112	2,662
Total shareholders’ equity		3,969,662	4,447,523	734,678
Total liabilities and shareholders’ equity		8,954,014	9,652,685	1,594,511

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of January 1, 2011	81,716,084	3,257	1,913,734	94,114	732,194	11,044	2,754,343
Exercise of stock option (Note 14)	794,182	26	27,829	-	-	-	27,855
Issuance of ordinary shares in the acquisition of Motel 168 (Note 6)	8,149,616	259	667,055	-	-	-	667,314
Recognition of share-based compensation costs	-	-	76,535	-	-	-	76,535
Dividends distributed to noncontrolling interests	-	-	-	-	-	(6,998)	(6,998)
Net income	-	-	-	-	351,531	6,094	357,625
Appropriations to statutory reserves	-	-	-	31,749	(31,749)	-	-
Acquisition of noncontrolling interest of a subsidiary	-	-	(1,230)	-	-	1,220	(10)
Establishment of majority owned subsidiaries	-	-	-	-	-	3,302	3,302
Balance as of December 31, 2011	90,659,882	3,542	2,683,923	125,863	1,051,976	14,662	3,879,966
Exercise of stock option (Note 14)	1,012,438	32	26,583	-	-	-	26,615
Recognition of share-based compensation costs	-	-	92,912	-	-	-	92,912
Dividends distributed to noncontrolling interests	-	-	-	-	-	(6,675)	(6,675)
Net (loss)/income	-	-	-	-	(26,776)	4,061	(22,715)
Appropriations to statutory reserves	-	-	-	32,695	(32,695)	-	-
Acquisition of noncontrolling interest of a subsidiary	-	-	(513)	-	-	213	(300)
Reversal of statutory reserve due to disposal of a subsidiary	-	-	-	(141)	-	-	(141)
Balance as of December 31, 2012	91,672,320	3,574	2,802,905	158,417	992,505	12,261	3,969,662

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	Equity

Balance as of December 31, 2012	91,672,320	3,574	2,802,905	158,417	992,505	12,261	3,969,662
Exercise of stock option (Note 14)	3,142,546	97	193,234	-	-	-	193,331
Recognition of share-based compensation costs	-	-	84,457	-	-	-	84,457
Dividends distributed to noncontrolling interests	-	-	-	-	-	(9,441)	(9,441)
Net income / (loss)	-	-	-	-	196,222	(168)	196,054
Appropriations to statutory reserves	-	-	-	48,475	(48,475)	-	-
Establishment of majority-owned subsidiaries	-	-	-	-	-	13,460	13,460
Balance as of December 31, 2013	94,814,866	3,671	3,080,596	206,892	1,140,252	16,112	4,447,523
Balance as of December 31, 2013 US$ thousands (Note 2(d))	94,814,866	606	508,878	34,176	188,356	2,662	734,678

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2011	2012	2013	2013
				US$ thousands
				(Note 2(d))
Cash flows from operating activities:
Net income/(loss)	357,625	(22,715)	196,054	32,387
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	76,535	93,376	86,015	14,209
Depreciation and amortization	412,684	633,855	714,482	118,024
Amortization of upfront fee of term loan	5,726	43,060	42,831	7,075
Foreign exchange gain, net	(15,849)	(217)	(49,830)	(8,231)
Loss/(gain) from disposal of property and equipment	9,859	(11,557)	(11,056)	(1,826)
Impairment loss of property and equipment	1,705	12,641	621	103
Gain on buy-back of convertible bonds	(1,521)	-	-	-
(Gain)/loss on change in fair value of convertible notes	(198,547)	87,099	133,404	22,037
Provision for doubtful accounts	295	-	1,558	257
Deferred income tax benefit	(15,559)	(132,057)	(77,355)	(12,778)
Share of loss of a jointly controlled entity	853	1,676	792	131
Loss/(gain) from fair value change of interest rate swap transaction	7,315	6,665	(912)	(151)
Change in assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(14,485)	(6,045)	(3,346)	(553)
(Increase)/decrease in consumables	(4,894)	2,004	369)	61
Increase in prepayments and other current assets	(7,077)	(29,941)	(610)	(101)
(Increase)/decrease in other assets	(16,855)	9,629	(11,507)	(1,901)
(Decrease)/increase in accounts payable	(19,027)	(12,692)	12,345	2,039
Increase/(decrease) in payables to related parties	1,136	1,241	(769)	(127)
Increase in salaries and welfare payable	1,852	37,537	7,296	1,205
Increase/(decrease) in income tax payable	5,648	(4,089)	12,169	2,010
Increase in other taxes payable	81	330	3,583	592
(Decrease)/increase in accruals for customer reward program	(13,931)	288	16,312	2,695
Increase in other payables and accruals	75,319	7,306	27,068	4,470
Increase/(decrease) in deferred revenues	19,780	(34,109)	9,061	1,497
Increase in deferred rental	56,585	37,663	59,838	9,885
Increase in deposits due to franchisees	-	27,990	23,889	3,946
Increase/(decrease) in interest accruals for convertible bonds and financial liability	849	(1,159)	(33)	(5)
Net cash provided by operating activities	726,102	747,779	1,192,269	196,950

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2011	2012	2013	2013
				US$ thousands
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	5,192	16,032	18,845	3,113
Purchase of property and equipment	(737,102)	(934,193)	(877,048)	(144,880)
Purchase of intangible assets	(3,040)	(10,408)	(10,503)	(1,734)
Cash (paid to)/received from restricted cash – escrow account and interest reserve account	(202,323)	(3,703)	30,219	4,992
Cash used for the acquisition of subsidiaries, net of cash acquired	(1,732,226)	(69,362)	(23,470)	(3,877)
Net cash used in investing activities	(2,669,499)	(1,001,634)	(861,957)	(142,386)
Cash flows from financing activities:
Proceeds from share option exercise	28,173	26,615	193,331	31,936
Buy-back of convertible bonds	(45,507)	-	-	-
Repayment of convertible bonds	-	(111,945)	-	-
Payment for bond offering related issuance costs	(5,874)	-	-	-
Proceeds from loans, net of upfront fee	1,433,559	-	723,025	119,435
Repayment of short-term borrowings	-	(760,949)	(735,467)	(121,490)
Cash paid for finance lease liabilities	(1,808)	(7,233)	(7,233)	(1,195)
Dividend paid to noncontrolling interests shareholders of subsidiaries	(8,743)	(7,354)	(8,130)	(1,343)
Cash settlement of interest swap transaction	-	(3,418)	(9,650)	(1,594)
Capital contribution from noncontrolling interests shareholders of newly established majority-owned subsidiaries	3,302	-	13,460	2,223
Net cash provided by/(used in) financing activities	1,403,102	(864,284)	169,336	27,972

Effect of foreign exchange rate changes on cash and cash equivalents	(56,310)	(4,743)	(6,061)	(1,002)

Net (decrease)/increase in cash and cash equivalents	(596,605)	(1,122,882)	493,587	81,534
Cash and cash equivalents, beginning of year	2,382,643	1,786,038	663,156	109,546
Cash and cash equivalents, end of year	1,786,038	663,156	1,156,743	191,080

Supplemental disclosure of cash flow information
Cash paid during the year for income tax and withholding tax	(179,352)	(272,336)	(272,183)	(44,961)
Cash paid during the year for interest	(39,115)	(77,706)	(49,485)	(8,174)

Supplemental schedule of non-cash activities:
Unpaid consideration related to the acquisition of Motel 168	143,728	-	-	-
Unpaid consideration related to the other acquisitions	-	8,108	-	-
Non-cash consideration in settlement of the seller’s payable to Motel 168	23,222	-	-	-
Accruals related to the construction costs of property and equipment	169,134	78,030	41,833	6,927
Restricted cash related to the exercise of the employee stock option which are yet to be transmitted to the employees	(17,949)	(3,596)	2,956	488
Issuance of ordinary shares related to the acquisition of Motel 168	667,314	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Home Inns & Hotels Management Inc. (“the Company”) and its subsidiaries. The Company and its consolidated subsidiaries are collectively referred to as the “Group”.

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

In October 2011, the Group completed the acquisition of 100% equity interest of Motel 168 International Holding Limited ("Motel 168"). The total consideration of RMB 2,869,045 included RMB 2,201,731 in cash and RMB 667,314 in share consideration of 8,149,616 Home Inns’ ordinary shares. Thereafter, Motel 168 became a wholly owned subsidiary of the Group. (Refer to Note 6).

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

As of December 31, 2013, the Group’s current liabilities exceeded its current assets by approximately RMB 95.2 million. As of December 31, 2013, the Group’s credit facilities was RMB 850 million and these facilities are available to be drawn down if needed. The Group believes that by closely monitoring and appropriately allocating its cash resources, together with drawing down the above credit facilitates, if needed, it is able to maintain a sufficient cash position and liquidity status in the foreseeable future.

b. Basis of consolidation and accounting for investments

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

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

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2013 are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.0537, on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2012 included US$ 41,524 thousand and HK$ 0.1 thousand. Cash and cash equivalents balance as of December 31, 2013 included US$ 42,256 thousand and HK$ 0.1 thousand.

f. Restricted cash

Restricted cash consists of cash proceeds from the exercise of share options by the Company’s employees which are yet to be transmitted to them, cash deposited in an escrow account for the settlement of the outstanding purchase consideration of Motel 168 acquisition, and cash reserved in specific interests reserve account (“IRA”) for term loans which was repaid in June 2013 with the early extinguishment of term loans.

g. Allowance for doubtful accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. For the years ended December 31, 2012 and 2013, the allowance for doubtful accounts was nil and RMB 1,558, respectively.

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

The following table presents information about the Group’s financial liabilities classified as Level 3 as of December 31, 2013 and December 31, 2012.

	Balance as of December 31, 2013
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Liability award of Yitel’s share option (Note 14 (c))	2,022	-	-	2,022
Convertible notes measured at fair value	1,157,295	-	-	1,157,295
Total financial liability	1,159,317	-	-	1,159,317

	Balance as of December 31, 2012
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Liability award of Yitel’s share option	464	-	-	464
Convertible notes measured at fair value	1,056,209	-	-	1,056,209
Interest rate swap transaction	10,562	-	-	10,562
Total financial liability	1,067,235	-	-	1,067,235

A summary of changes in Level 3 financial liabilities for the year ended December 31, 2013 was as follows:

Balance at December 31, 2012	1,067,235
Add: Unrealized loss - change in fair value in convertible notes (note 12)	133,404
Add: compensation cost in connection with Yitel hotel’s options (note 14(c))	1,558
Less: Foreign exchange gains in convertible notes (note 12)	(32,318)
Less: Gain arising from change in fair value in interest rate swap transaction (note 12)	(912)
Less: Cash settlement of swap transaction (note 12)	(9,650)
Balance at December 31, 2013	1,159,317

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

k. Fair value of financial instruments

The following table presents information about the composition of the Group’s financial instruments and the relevant fair value considerations.

Items	Fair value consideration

Cash and cash equivalents Restricted cash Receivables Payables Accruals	Carrying values of these items approximate their estimated fair values due to the short-term nature of these financial instruments.

Term loans	The carrying values of term loans approximate their fair values as all the borrowings carry variable interest rates which approximate rates currently offered by the Group's bankers for similar debt instruments of comparable maturities.

Financial liability	Fair value of financial liability associated with the issuance of convertible notes in 2010 is measured using Level 3 inputs, which is measured using a binomial model. Fair value of the financial liability associated with the interest rate swap transaction in 2011 is measured using level 3 inputs, which is measured using the discounted cash flow method (Refer to Note 12).

l. Business combinations

U.S. GAAP requires that business combinations be accounted for under the acquisition purchase method. From January 1, 2009, the Group adopted ASC805 “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the entity acquired, the difference is recognized directly in the statements of operations.

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

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The Group reviews its investment in the jointly controlled entity to determine whether a decline in fair value below the carrying value is other than temporary at period end. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, and changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There were no impairment losses for its investment in the jointly controlled entity in the years ended December 31, 2011, 2012 and 2013.

n. Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles-Goodwill and other (Topic350), since 2012, which gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performs a goodwill impairment assessment under one single reporting unit. They assess qualitative factors firstly by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Management determines that quoted market price (the Home Inns stock price) is the best evidence of fair value and uses it as the basis of the fair value measurement (in accordance with ASC 350-20-35-22). As of December 31, 2012 and 2013, the market capitalization of Home Inns well exceeded the carrying amount of the reporting unit. No impairment of goodwill was recognized for the years ended December 31, 2011, 2012 and 2013.

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

The trademarked Motel 168 brand was registered in PRC China with remaining legal life of 5 years and can be renewed with minimal costs. Motel 168 is a well-recognized brand in the economy hotel industry in PRC China. The useful life of the brand is indefinite. The Group evaluates indefinite-lived intangible asset each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment.

Purchased software is stated at cost less accumulated amortization and impairment, if any, and is amortized on the straight-line basis over its estimated useful life of 5 years.

No impairment of intangible assets was recognized for the years ended December 31, 2011, 2012 and 2013.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

p. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of long-lived assets and definite-lived intangible assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. The impairment losses on property and equipment recognized for the years ended December 31, 2011, 2012 and 2013 were RMB 1,705, RMB 12,641 and RMB 621, respectively.

q. Employee benefits

The employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 180,145, RMB 215,251 and RMB 230,331 for the years ended December 31, 2011, 2012 and 2013, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the balance sheets were RMB 11,913 and RMB 10,060 for the years ended December 31, 2012 and 2013, respectively.

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

As of December 31, 2012 and 2013, the accruals for customer reward program amounted to RMB 5,499 and RMB 21,811, respectively. The expenses for the customer rewards program were (reversed) / recognized by RMB (16,307), RMB 289, and RMB 16,312 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group estimates the liabilities under the customer rewards program based on accumulated membership points and the estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from their estimate, it will result in an adjustment to the liability and the corresponding expenses.

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

Prior to the second quarter of 2011, revenue from one-time membership fees was deferred when received and was recognized when membership records showed no activity after a year. With sufficient historical information and accumulative knowledge on membership activity pattern, the Group estimated that average life of memberships is approximately two years. Therefore, the change in accounting estimate is applied prospectively, and revenue from one-time membership fees has been recognized over two years on a straight line basis since April 1, 2011. For the years ended December 31, 2011, 2012 and 2013, the Group recognized revenue of RMB 79,367, RMB 172,148 and RMB 178,822 from one-time membership fees, respectively.

The Group continues to monitor the membership activity pattern and reassess average life of memberships at each period end to ensure estimate of revenue recognition period is reasonable.

u. Business tax and related surcharge

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at a total approximate rate of 5.6% and is recorded as a reduction of revenues.

v. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, consumables, food and beverage costs.

w. Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Group’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 21,944, RMB 24,068 and RMB 29,221 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Leases of property and equipment are classified as finance leases when the Company has substantially all the risks and rewards of ownership. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance cost is charged to the statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases are depreciated over the lease term if the lease does not meet the transfer of ownership criterion or the bargain purchase option criterion. If the lease meets either the transfer of ownership criterion or the bargain purchase option criterion, then the related assets are depreciated over the useful life of the assets.

Fixed assets capitalized under finance leases are depreciated in accordance with the Group’s policy for the depreciation of fixed assets.

z. Borrowing costs

Interests incurred in connection with term loan used for acquisition of Motel 168 are expensed as incurred. The upfront fee incurred in connection with the term loan are amortized and recorded as interest expenses over the loan period (Refer to Note 11).

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. For the years ended December 31, 2011, 2012 and 2013, there was no capitalized interest cost.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2012 and 2013, there were no uncertain tax positions.

ac. Non-operating income

Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2011, 2012 and 2013, the Group received financial subsidies of RMB 22,356, RMB 43,248 and RMB 52,751, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received as there is no additional condition attached to the subsidies.

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

Appropriations to the Statutory Surplus Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2011, 2012 and 2013, the Group made total appropriations to these statutory reserves of RMB 31,749, RMB 32,695 and RMB 48,475, respectively. During the year ended December 31, 2012, the Group made a reversal of RMB 141 from the statutory reserve due to disposal of a subsidiary.

ae. Dividends

Dividends are recognized when declared. The Group has not declared or paid any dividends to its shareholders except for the noncontrolling interests.

Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(ad)). Restricted net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 3,461,710 as of December 31, 2013. In addition to the typical statutory reserves of the Company’s PRC subsidiaries, the restricted net assets also include RMB 3,254,818 paid in capital.

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

ah. Recent accounting pronouncements

In February of 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. The Company adopted this ASU beginning on January 1, 2013, and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In March of 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendments in the ASU clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this ASU to have a materially impact on the Company’s consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

ai. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2012 and 2013, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents and long term time deposit are financially sound based on public available information.

Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2011, 2012 and 2013. No individual customer accounted for more than 10% of accounts receivable at December 31, 2012 and 2013.

aj. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2012 and 2013 are as follows:

	2012	2013
Prepayment for utility and telecom expenses	47,460	37,150
Prepayment for rental expenses	46,057	28,353
Proceeds receivable from disposal of subsidiaries	12,580	20,669
Amounts receivable from agents for exercised options on behalf of employees	2,272	19,493
Deposits to vendors	19,187	17,357
Employee advances	11,694	12,622
Prepayment for advertisement, consultation and insurance	5,012	7,156
Other current assets	28,272	38,432
Total	172,534	181,232

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

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Effective January 1, 2008, the Company’s subsidiaries are subject to the Corporate Income Tax Law of the People’s Republic of China (hereinafter “the new CIT Law”) as approved by the National People’s Congress on March 16, 2007, under which the corporate income tax rate applicable to most of the Group’s PRC entities adjusted from 33% to 25%. Five of the Group’s subsidiaries enjoyed a preferential income tax rate of 15% before 2008, and the income tax rate applicable to these subsidiaries is phased in at 18%, 20%, 22%, 24% and 25% in a 5 year period from 2008 to 2012. Suzhou Hengchuang Software Co., Ltd. was qualified software enterprises in 2012, and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued CaiShui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a Foreign Invested Enterprise (“FIE”) prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10%. For certain jurisdictions that have signed tax treaties with the PRC, the WHT rate are 5%. No dividend was declared by PRC subsidiaries in the years ended December 31, 2009 and 2010. As the Group intended to indefinitely reinvest its earnings to further expand its businesses in PRC China, undistributed earnings as of December 31, 2009 and 2010 were considered to be indefinitely reinvested. Therefore, no deferred tax liability was recognized in the years ended December 31, 2009 and 2010.

In September 2011, in connection with the acquisition of Motel 168, the Group entered into a US$240.0 million US dollar denominated, 4-year term loan facility agreement. In June 2013, the Group completed the refinancing of this term loan with the outstanding balance of US$ 117.0 million. The new US dollar denominated term loan facility of US$ 117.0 million, due in June 2016, was sourced from Industrial and Commercial Bank of China (Refer to Note 11). In order to repay the debt, after-tax profits from its major PRC subsidiaries in China may be distributed to its overseas holding company borrower. The Group has recognized the relevant deferred tax liability of RMB 29,439 and RMB 52,155 as of December 31, 2012 and December 31, 2013 in connection with cumulative distributable profits of its major PRC subsidiaries earned after January 2008 using a 5% dividend withholding tax rate provided as a preferential rate by the tax arrangement between PRC and Hong Kong (Refer to below Reconciliation of the differences between statutory tax rate and the effective tax rate), and the increased balance was relating to the operation income from its PRC subsidiaries generated in 2013.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31 is as follows:

	2011	2012	2013
Current income tax expenses	185,001	235,594	284,352
Deferred income tax benefit	(15,559)	(99,289)	(77,355)
Income tax expenses	169,442	136,305	206,997

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2011	2012	2013
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(3)%	(1)%	(1)%
Tax differential for the expenses recorded by the Company and its subsidiaries registered in Cayman Islands, BVI and Mauritius which are not subject to tax (*)	(2)%	68%	17%
Permanent difference for non-deductible expenses	5%	7%	4%
Withholding tax on earnings no longer considered indefinitely reinvested	7%	21%	6%
Effective CIT rate	32%	120%	51%

* Tax differential for the expenses recorded by the Company and its subsidiaries registered in Cayman Islands, BVI and Mauritius which are not subject to tax primarily represents the following items which are not tax deductible: (i) a rate of 5% as a result of permanent difference arising from the share-based compensation expenses (2012: 21%, 2011: 4%); (ii) a rate of 6% as a result of permanent differences arising from the interest expense in convertible notes and term loan (2012: 26%, 2011: 2%); (iii) a rate of 8% as a result of permanent difference in connection with loss arising from change in fair value in convertible notes (2012: 19%, 2011: (9)%); (iv) a rate of (3)% as a result of permanent differences arising from foreign exchange gain from monetary assets and liabilities denominated in foreign currencies (2012: (0.1)%, 2011: (1)%).

Deferred tax assets and liabilities comprised:

	2012	2013
Deferred tax assets, current:
Tax loss carry forwards	17,547	18,586
Deductible temporary differences related to:
-rental expenses	3,888	4,520
-pre-operating expenses	5,618	5,958
-deferred revenue, current	43,075	43,876
-accruals for customer reward program	1,003	5,453
-others	16,411	7,402
Valuation allowance	(7,173)	(6,956)
	80,369	78,839
Deferred tax assets, non-current:
Tax loss carry forwards	158,124	206,999
Deductible temporary differences related to:
-rental expenses	213,389	229,432
-pre-operating expenses	8,898	6,667
-deferred revenue, non current	8,715	12,779
-unfavorable lease related to acquisitions	91,751	83,640
-impairment loss of property and equipment	42,643	36,587
-others	3,051	3,761
Valuation allowance	(215,809)	(172,301)
	310,762	407,564
Total deferred tax assets	391,131	486,403

Deferred tax liabilities, current:
Withholding tax for profit distribution of previous periods (refer to Income Tax – PRC)	29,439	52,155

Deferred tax liabilities, non-current:
Recognition of intangible assets related to the acquisition of Motel 168	273,986	265,400
Other taxable temporary differences	14,335	18,122
	288,321	283,522
Total deferred tax liabilities	317,760	335,677

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The Group had tax loss carry forward of RMB 902,341 as of December 31, 2013. The Group’s remaining tax loss carry forward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2019.

A valuation allowance of RMB 222,982 and RMB 179,257 was provided for the net deferred tax assets of the Company as of December 31, 2012 and 2013, respectively. The valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry forwards generated by certain subsidiaries. As those entities continue to have accumulated tax losses and tax planning strategies are not available to utilize those tax losses in other subsidiaries, management believes it is more likely than not that such losses will not be utilized before they expire. If events occur in the future that prevent the Company from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carry forwards generally expire after five years.

For the tax holidays described for certain entities in the “PRC” section of this Note, the aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
	2011	2012	2013
(in thousands, except per share data)	RMB	RMB	RMB

Aggregate effect	14,505	354	4,686
Basic ordinary share effect	0.17	0.004	0.05
Diluted ordinary share effect	0.15	0.004	0.05

5.	INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	Investment in a jointly controlled entity	Shareholders’ loan	Subtotal	Shares of loss	Total
At October 1, 2011	500	10,000	10,500	(1,346)	9,154
Share of loss	-	-	-	(853)	(853)
At December 31, 2011	500	10,000	10,500	(2,199)	8,301
Share of loss	-	-	-	(1,676)	(1,676)
At December 31, 2012	500	10,000	10,500	(3,875)	6,625
Share of loss	-	-	-	(792)	(792)
At December 31, 2013	500	10,000	10,500	(4,667)	5,833

The jointly controlled entity was originally invested by Motel 168 and Suzhou Taide Hotels Management Co., Ltd. who has 50% of equity interest, respectively. After the acquisition by Home Inns on October 1, 2011, the amount of RMB 853 recognized as ‘share of loss of a jointly controlled entity’ in the consolidated statements of operations is equal to the share of total loss of the jointly controlled entity during the three-month ended in December 31, 2011. It has exceeded the original cost of the Group’s investment in the entity. Before the acquisition, Motel 168 loaned RMB 10,000 to the entity without a specified repayment date. This loan has the same economic effect as a capital contribution and should be treated as being a part of the net investment in the entity. Therefore, Motel 168 treated its original investment of RMB 500, together with the loan of RMB 10,000 that in substance form part of the net investment, as the ceiling, being RMB 10,500, to pick up its share of loss of the entity. For the years ended December 31, 2011, 2012 and 2013, the Group fully picked up its share of loss of the entity of RMB 853, RMB 1,676 and RMB 792, and records it as a reduction to the interests in a jointly controlled entity.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

6.	ACQUISITION

a.	Acquisition of Motel 168

On October 1, 2011, to further strengthen the Group's diverse growth plans and multi-brand strategy, the Group completed the transaction to acquire 100% equity interest in Motel 168, a well-established economy hotel chain in China. The Group obtained control over Motel 168 and has consolidated its financial statements since then. The total purchase price for the transaction was approximately RMB 2,869,045, which consists of RMB 2,201,731 in cash consideration and RMB 667,314 in shares consideration of Home Inns’ 8,149,616 ordinary shares. Fair value of the ordinary shares is measured at the quoted market price of US$12.885 as of September 30, 2011, the date closest to the acquisition date. Total acquisition costs were RMB 63,824, which were expensed as incurred in the year ended December 31, 2011.

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

Unaudited Pro forma Financial Information

The following unaudited combined pro forma information presents information of the Group as if the acquisition above occurred on January 1, 2010.

(in RMB)	2011
(unaudited)
Net revenues	4,753,563
Income from operations	290,302
Net income	255,998
Earnings per share
Basic	2.84
Diluted	0.23

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The unaudited pro forma financial information includes RMB 4,203 in 2011 for the net amortization of identifiable intangible assets and unfavorable leases. The unaudited pro forma financial information for the year ended December 31, 2011 excluded the transaction costs of RMB 63,824. These costs were directly related to this transaction and were non-recurring. The pro forma diluted gain per share of 2011 was RMB 0.23, primarily due to fair value impact of convertible notes. The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2010.

b.	Acquisition of Anhui Youle Fashion Hotel Management Co., Ltd. and Anhui Meibang Hotel Management Co., Ltd. (collectively "eJia Express")

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

c.	Acquisition of Anhui Shanghai Xurun Hotel Management Co., Ltd. ("Shanghai Xurun")

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

d.	Acquisition of Shanghai Junxing Hotel Management Co., Ltd. ("Shanghai Junxing")

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

As if the above acquisitions entered into in 2012 (Refer to Note 6(b), 6(c), 6(d)) occurred on January 1, 2011, the net revenues, income from operations and net income that would contributed by the above acquisitions would not be significant to the Group.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

7.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2012	2013
Leasehold improvements	4,289,498	4,952,957
Furniture, fixtures and office equipment	801,821	933,484
Machinery and equipment	343,379	381,830
Buildings	9,310	9,310
Construction in progress	268,780	254,652
	5,712,788	6,532,233

Less: Accumulated depreciation	(1,865,953)	(2,482,896)
Property and equipment, net	3,846,835	4,049,337

Depreciation expenses incurred for the years ended December 31, 2011, 2012 and 2013 were RMB 404,901, RMB 621,216 and RMB 699,981, respectively. The cost of property and equipment is stated net off accumulated impairment losses of RMB 19,823 and RMB 18,708 as of December 31, 2012 and 2013.

Included in leasehold improvements was accumulated capitalized interest of RMB 3,916 as of December 31, 2012 and 2013.

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. The Group determined to perform a two-step impairment analysis for those hotels which are in a loss position for the year ended December 31, 2013. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the property and equipment were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Group estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the property and equipment was reduced to fair value based on the discounted cash flow analysis. This resulted in an impairment charge of RMB 1,705, RMB 12,641, and RMB 621 recorded in the impairment loss on property and equipment as operating costs for the years ended December 31, 2011, 2012 and 2013. Although assumptions used in estimates of future cash flows are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

8.    GOODWILL

Components of goodwill as of December 31, 2012 and 2013 are as follows:

	2012	2013
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain	191,368	191,368
Acquisition of Motel 168	1,806,846	1,806,846
Other acquisitions	119,345	119,345
Total goodwill	2,254,631	2,254,631

There is only one reporting unit in the Group. The goodwill arose from the acquisitions discussed in Note 6 have been allocated to this reporting unit. None of the goodwill acquired is expected to be deductible for income tax purposes.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

9. INTANGIBLE ASSETS AND UNFAVORABLE LEASE

Intangible assets and unfavorable lease as of December 31 are as follows:

	2012	2013
Intangible assets, original cost—
Favorable lease agreements	451,337	451,337
Franchise agreements	49,574	49,574
Customer relationship	7,073	7,073
Brand	684,300	684,300
Purchased software	40,772	51,138
	1,233,056	1,243,422
Less: Accumulated amortization —
Favorable lease agreements	(51,886)	(82,740)
Franchise agreements	(8,424)	(14,520)
Customer relationship	(2,215)	(3,968)
Purchased software	(21,112)	(29,695)
	(83,637)	(130,923)
Intangible assets, net	1,149,419	1,112,499

Unfavorable lease liability—
	2012	2013

Unfavorable lease agreements, original cost	416,612	416,612
Less: Accumulated amortization	(46,064)	(78,985)
Unfavorable lease liability, net	370,548	337,627

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

Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013 amounted to RMB 16,828, RMB 45,096 and RMB 47,422, respectively. Amortization expense of unfavorable lease agreements for the years ended December 31, 2011, 2012 and 2013 amounted to RMB 9,045, RMB 32,457 and RMB 32,921 respectively.

The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavourable Lease	Net Amortization
2014	46,730	(32,919)	13,811
2015	43,241	(32,919)	10,322
2016	40,415	(32,828)	7,587
2017	37,338	(32,483)	4,855
2018	34,721	(30,342)	4,379
	202,445	(161,491)	40,954

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

10.  OTHER PAYABLES AND ACCRUALS

	2012	2013
Accrued expenses for utilities, rental expenses and others	109,226	142,205
Accruals for customer reward program	5,499	21,811
Accruals for professional service fees	11,593	13,337
Accrued agency fees	7,531	7,950
Others	32,037	43,578
Other unpaid and accruals-subtotal	165,886	228,881
Payables on construction cost of leasehold improvement	592,203	624,219
Payables on the unpaid consideration related to the acquisitions	193,360	164,003
Deposit from franchised-and-managed hotels, current	41,180	46,035
Payables to employees for exercised options	18,557	22,672
Payables on repair and maintenance cost	45,964	14,379
Others	33,870	40,334
Other payables-subtotal	925,134	911,642
Total	1,091,020	1,140,523

11. DEBT

The Group’s borrowings consist of the following:

	2012	2013
Long-term debt, current portion	12,571	-
Long-term debt	735,404	713,337
Total	747,975	713,337

On September 26, 2011, the Group entered into a senior secured credit facility under which the Group can borrow up to USD 240 million. The proceeds of the borrowing should only be used for the acquisition of Motel 168. As of December 31, 2011, the Company had drawn down the full amount of the credit facility.

The interest rate of this U.S. dollar-denominated term loan (the “Term Loan”) was LIBOR plus 3.90% and total upfront fee was RMB 91,617. The Term Loan was due for repayment in September 2015. The upfront fee was amortized and recorded as interest expenses during the Term Loan period in four years. The Company repaid US$ 123 million in the year ended December 31, 2012.

The Company completed the refinancing of its Term Loan on June 28, 2013. The outstanding balance of the Term Loan was US$117 million at the time of refinancing. The new U.S. dollar-denominated loan facility of US$117 million, due in June 2016, was sourced from the Industrial and Commercial Bank of China (Europe) S.A. (the “ICBC Loan”) with an annual rate of 3-month LIBOR plus 2.35%. As a condition of the loans, the Company also entered into an irrevocable Standby Letters of Credit with the Industrial and Commercial Bank of China Shanghai Branch covering an aggregate of RMB 777.2 million (US$128.4 million) at an annual fixed rate of 0.60%. Under the terms of the loan agreements, the Company may be required to provide further guarantees or repay a portion of the loans if the Renminbi depreciates relative to the U.S. dollar beyond US$1.00 to RMB 6.2769 such that the Renminbi amount of our RMB 777.2 million (US$128.4 million) Standby Letters of Credit with the Industrial and Commercial Bank of China Shanghai Branch, if expressed in U.S. dollars, would be less than the U.S. dollar amount of principal and interest payable over the remaining life of the loans. The outstanding balance of the ICBC Loan was RMB 713.3 million (US$117.8 million) as of December 31, 2013. As of December 31, 2013, the Company assessed it would not be required to provide further guarantees or repay a portion of the loans as the Renminbi to the U.S. dollar exchange rate was below 6.2769 as of December 31, 2013.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Upon extinguishment of the Term Loan, the unamortized issuance cost of RMB 41,872 was recognized currently as accelerated fee amortization on early extinguishment of Term Loan and disclosed separately in the statements of operations in 2013. The interest rate swap contracts associated with the Term Loan were terminated. The guarantee fee of RMB 4.3 million related to ICBC Loan paid one year in advance was reflected in prepayments and other current assets, which would be deferred and amortized over one year.

The weighted average interest rate for the borrowings was 4.43% and 3.47% for the years ended December 31, 2012 and December 31, 2013.

12.  FINANCIAL LIABILITIES

The financial liabilities consist of convertible notes and interest rate swap transaction.

(a) Convertible notes measured at fair value

The Company issued USD 184 million of convertible notes (including USD 24 million covering 30-day over-allotment option) on December 21, 2010 (the “Notes”). The Notes will mature on December 15, 2015. The interest rate is 2% per annum payable semi-annually, in arrears. Holders have the option to convert their Notes from the earlier of (i) when the registration statement becomes effective; and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 20.2560 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$ 49.37 per ADS). No accrued interest to be paid on the Notes when they are converted.

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company's shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.

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

The registration rights granted under the convertible notes agreement are: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form F-3 registration rights. The Company is required to use its best effort to cause a shelf registration statement to become effective within 210 days after the original issuance of the Notes with respect to register re-sales of the Notes and the issuance of ordinary shares (represented by ADSs) issuable upon conversion of the Notes. The Company will be required to pay additional interest of up to 0.50% per annum for the first year, subject to some limitations, to the holders of the notes if it fails to comply with the obligations to register the Notes and ordinary shares represented by ADSs issuable upon conversion of the Notes or the registration statement does not become effective within the specified time periods. The Form F-3 was filed on May 18, 2011. As of December 31, 2013, management assessed that the likelihood of the Company having to make any additional interest payments under the arrangement is remote.

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

The estimated fair value of financial liability amounted to approximately RMB 1,056,209 (US$ 169,533) and RMB 1,157,295 (US$ 191,172) as of December 31, 2012 and 2013, respectively. In the years ended December 31, 2011, 2012 and 2013, the Company recorded foreign exchange gain of RMB 57,337, RMB 2,583 and RMB 32,318, and a gain/(loss) from fair value change of RMB 198,547, RMB (87,099) and RMB (133,404), respectively.

(b) Interest rate swap transaction

In connection with the acquisition of Motel 168, the Company entered into a US$ 240 million US dollar denominated, 4-year term loan. This term loan carries floating interest at a rate per annum equal to one-month London Interbank Offered Rate (“LIBOR”) plus 3.9%. The Company entered into an interest rate swap contract on November 28, 2011 and updated the interest rate swap contract on 31 July, 2012. The notional principal amount of the outstanding interest rate swap contract at December 31, 2011 and December 31, 2012 was US$180 million and US$93 million due to the repayment of term loans during the year, and the fixed interest rate was 1.13%. The floating rate was with reference to three-month US dollar LIBOR.

The Company accounted for this derivative financial instrument at fair value with the changes in fair value recorded in the consolidated statement of operations. The Company performs valuation of the derivative at each balance sheet date and records the change in fair value as non-operating income or loss.

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

In June 2013, the Company completed the refinancing of its term loan (Note 11), and the interest rate swap contracts associated with the Term Loan were terminated.

In the years ended December 31, 2011, 2012 and 2013, total loss/(gain) as a result of fair value measurement is approximately RMB 7,315, RMB 6,665 and RMB (912). For the year ended December 31, 2012 and 2013, the Company made cash settlement of RMB 3,418 and RMB 9,650, respectively, for purpose of reducing the principal amount that is associated with the interest rate swap arrangement due to the repayment of term loans during the years.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

13.  SHARE CAPITAL

As of December 31, 2012 and 2013, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.

On September 30, 2011, the Company issued US$ 105,008 in equity, or 8,149,616 ordinary shares, to selling shareholders of Motel 168. The purchase price per ordinary share was set at US$ 12.885 or US$ 25.77 per ADS. The total value amounted to RMB 667,314 (Note 6).

14.  SHARE BASED COMPENSATION

(a) Share options of the Company

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

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees and directors of the Company or any of our related entities, which include our subsidiaries or any entities in which the Company holds a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. According to the annual general meetings on November 3, 2009 and September 15, 2011, the shareholders approved increases in the number of ordinary shares that may be granted under the 2006 Share Incentive Plan. As of December 31, 2013, the maximum number of ordinary shares permitted to be issued pursuant to awards under the 2006 Share Incentive Plan is up to 15,062,194 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.

On February 24, 2011 and November 9, 2011, the Company granted 1,919,000 and 317,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 8.0297 and US$ 7.4567 per option, respectively.

On February 15, 2012, March 1, 2012, March 12, 2012 and November 26, 2012, the Company granted 40,000, 18,000, 433,250 and 6,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$7.1999, US$ 7.2419, US$ 6.3474 and US$5.2423 per option, respectively.

On January 1, 2013, April 15, 2013, June 8, 2013, June 17, 2013 and October 21, 2013, the Company granted 24,000, 420,750, 9,000, 12,000 and 6,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 5.8901, US$ 4.4827, US$ 5.0809, US$ 4.9788 and US$ 6.0855 per option, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the years ended December 31, 2011, 2012 and 2013:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)

Outstanding as of January 1, 2011	5,766,928	US$	9.3709	3.3	US$	64.06
Granted	2,236,000	US$	16.2501
Exercised	(794,182)	US$	5.4085
Forfeited	(122,076)	US$	13.0759
Cancelled	(6,000)	US$	7.6418
Outstanding as of December 31, 2011	7,080,670	US$	11.9253	3.09	US$	6.90
Vested and exercisable as of December 31, 2011	2,044,384	US$	7.8647	2.28	US$	10.29

Outstanding as of December 31, 2011	7,080,670	US$	11.9253	3.09	US$	6.90
Granted	497,250	US$	13.6397
Exercised	(1,012,438)	US$	4.1641
Forfeited	(191,856)	US$	12.5589
Cancelled	(101,990)	US$	16.5634
Outstanding as of December 31, 2012	6,271,636	US$	13.2193	2.45	US$	7.72
Vested and exercisable as of December 31, 2012	2,924,886	US$	11.0185	1.89	US$	10.04

Outstanding as of December 31, 2012	6,271,636	US$	13.2193	2.45	US$	7.72
Granted	471,750	US$	12.6852
Exercised	(2,906,664)	US$	10.8219
Forfeited	(228,876)	US$	14.9943
Cancelled	(35,250)	US$	15.8295
Outstanding as of December 31, 2013	3,572,596	US$	14.9599	2.20	US$	24.51
Vested and exercisable as of December 31, 2013	1,377,738	US$	14.3901	1.52	US$	10.24

The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 12.90, US$ 14.45 and US$ 21.82 per share as of December 31, 2011, 2012 and 2013, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following is information relating to options outstanding as of December 31, 2013:

			Outstanding		Exercisable
Exercise price	Weighted-average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual
US$7.3300	US$	7.3300	287,400	0.53	287,400	0.53
US$13.290	US$	13.290	68,900	0.83	68,900	0.83
US$16.165	US$	16.165	787,900	1.21	429,774	1.21
US$20.515	US$	22.975	30,000	1.86	-	-
US$22.975	US$	22.975	107,000	1.86	53,400	1.86
US$16.355	US$	16.355	1,213,392	2.15	398,892	2.15
US$15.615	US$	15.615	248,500	2.85	98,500	2.85
US$15.275	US$	15.275	40,000	3.12	10,000	3.12
US$15.340	US$	15.340	4,500	3.16	-	-
US$13.430	US$	13.430	329,754	3.19	30,872	3.19
US$12.780	US$	12.780	4,500	3.90	-	-
US$14.640	US$	14.640	24,000	4.00	-	-
US$12.385	US$	12.385	399,750	4.29	-	-
US$14.735	US$	14.735	12,000	4.46	-	-
US$14.915	US$	14.915	9,000	4.44	-	-
US$18.470	US$	18.470	6,000	4.81	-	-
			3,572,596		1,377,738

In connection with the share options granted during the years ended December 31, 2011, 2012 and 2013, the Company recognized share-based compensation expense of RMB 76,535, RMB 79,084 and RMB 56,264, respectively. As of December 31, 2013, there was RMB 56,106 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 1.94 years.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2011	2012	2013
Risk-free interest rate(1)	0.5128% to 1.4348%	0.4418% to 0.5960%	0.4218% to 0.7875%
Expected life (years) (2)	3.41 to 3.56	3.55 to 3.56	3.42 to 3.55
Expected dividend yield(3)	-	-	-
Expected Volatility (4)	67.01% to 69.38%	56.50% to 66.08%	44.65% to 55.24%

(1)	The risk-free interest rates are based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(2)	The expected life of share options is based on historical exercise patterns, for options granted since 2009 which the Company has historical data of and believes are representative of future behavior.
(3)	The Company has no history or expectation of paying dividends on its ordinary shares.
(4)	For the year ended December 31, 2010, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule. Since 2011, expected volatility is estimated based on the Company's historical volatility for a period equivalent to the expected term preceding the grant date.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

(b) Restricted share units of the Company

In 2012 and 2013, the Company granted 1,055,940 and 956,526 restricted share units (“RSU”) to employees, respectively, under the 2006 Share Incentive Plan, which vest annually over a period of 4 years since grant date.

The total share-based compensation cost amounted to RMB 13,828 and RMB 28,193 for the year ended December 31, 2012 and 2013. As of December 31, 2013, there was RMB 102,846 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.93 years. Total unrecognized compensation cost may be adjusted for further changes in estimated forfeitures.

The following summarizes the Company’s RSU activities as of and for the years ended December 31, 2012 and 2013:

	RSUs	Weighted average grant date fair value(US$)		Weighted-average remaining contractual life (years)

Outstanding as of January 1, 2012	-		-	-
Granted	1,055,940	US$	13.4705
Exercised	-		-
Forfeited	(88,666)	US$	13.4552
Cancelled	-		-
Outstanding as of December 31, 2012	967,274	US$	13.4510	4.26

Outstanding as of December 31, 2012	967,274	US$	13.4510	4.26
Granted	956,526	US$	13.0755
Exercised	(235,882)	US$	13.4599
Forfeited	(105,090)	US$	12.9531
Cancelled	-		-
Outstanding as of December 31, 2013	1,582,828	US$	13.2558	3.89

The following is information relating to RSU outstanding as of December 31, 2013:

	Outstanding
	Number of shares	Weighted-average remaining contractual life (years)
US$15.275	30,000	3.12
US$15.340	4,500	3.16
US$13.430	566,296	3.19
US$12.780	66,000	3.88
US$14.640	24,000	4.00
US$12.385	767,128	4.29
US$14.735	12,000	4.46
US$14.915	9,000	4.44
US$18.470	6,000	4.81
US$17.685	97,904	4.85
	1,582,828

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

(c) Share options of the Yitel

In July 2012, the Board of Directors of Yitel Hotel Management (Hong Kong) Limited (“Yitel”) passed a resolution to adopt Stock Option Plan (“the Yitel Option Plan”) that provides for the granting of options to key employees of Yitel to acquire ordinary shares of Yitel at a US$ 0.1 exercise price as determined by the Administrator or the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 14,862,000 ordinary shares for the issuance under the Yitel Option Plan. In 2012 and 2013, the Board of Directors of Yitel passed resolutions to increase in the number of ordinary shares that may be granted under the Yitel Option Plan. As of December 31, 2013, the maximum number of ordinary shares permitted to be issued pursuant to awards under the Yitel Option Plan is up to 34,411,765 options.

On July 1, 2012, January 1, 2013, June 30, 2013 and December 31, 2013, Yitel granted 10,308,000, 1,610,000, 8,768,000 and 2,856,000 share options to its employees under the Yitel Option Plan, which had a fair value of US$ 0.05, US$ 0.05, US$ 0.06 and US$ 0.06 per option, respectively.

The following summarizes Yitel’s share option activity under the Yitel Option Plan as of and for the years ended December 31, 2012 and 2013:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)

Outstanding as of January 1, 2012	-		-	-		-
Granted	10,308,000	US$	0.10
Exercised	-		-
Forfeited	(126,000)	US$	0.10
Cancelled	-		-
Outstanding as of December 31, 2012	10,182,000	US$	0.10	9.5	US$	0.10
Vested and exercisable as of December 31, 2012	-		-	-		-

Outstanding as of December 31, 2012	10,182,000	US$	0.10	9.5	US$	0.10
Granted	13,234,000	US$	0.11
Exercised	-		-
Forfeited	(2,002,000)	US$	0.10
Cancelled	-		-
Outstanding as of December 31, 2013	21,414,000	US$	0.11	9.11	US$	0.46
Vested and exercisable as of December 31, 2013	2,227,000		-	8.50	US$	0.07

The aggregate intrinsic value represents the total intrinsic value based on the fair value for the Yitel’s common share of US$ 0.11 and US$ 0.13 per share as of December 31, 2012 and 2013, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following is information relating to options outstanding as of December 31, 2013:

			Outstanding		Exercisable
Exercise price	Weighted-average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual

US$0.10	US$	0.10	8,908,000	8.5	2,227,000	8.5
US$0.11	US$	0.11	1,456,000	9.0	-	-
US$0.11	US$	0.11	8,194,000	9.5	-	-
US$0.13	US$	0.13	2,856,000	10.0	-	-
			21,414,000		2,227,000

Yitel granted the share options containing an exercise price denominated in US$, which is not the functional currency of Yitel. Thus, those share options are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations. Total compensation cost in connection with Yitel hotel’s options was RMB 464 and RMB 1,558 for the years ended December 31, 2012 and 2013 respectively. Total liability balance associated with the awards, which was recorded as other liability, was RMB 464 and RMB 2,022 as of December 31, 2012 and 2013. There was no income tax benefit recognized in the statements of operations for share-based compensation plans in the year ended December 31, 2013.

Under ASC 718, Yitel calculated the estimated fair value of the liability awards at December 31, 2012 and 2013 using the Black-Scholes option pricing model with the following assumptions:

	As at December 31, 2012	As at December 31, 2013
Risk-free interest rate (per annum)	0.75% to 1.11%	1.39% to 2.45%
Expected life (years)	5.00 to 6.50	4.25 to 7.00
Expected dividend yield (%)	-	-
Expected volatility (%)	46% to 54%	49% to 53%
Fair value per ordinary share (US$)	0.11	0.13

Yitel estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. Yitel has no history or expectation of paying dividends on its ordinary shares. Yitel estimated the expected life based on the timing of the expected public offering, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese Government bonds for the term approximating the expected life of award at the time of grant.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

15.  EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	2011	2012	2013
Numerator:
Net income/(loss) available to ordinary shareholders	351,531	(26,776)	196,222
Dilutive effect of issuance and buy-back of convertible bonds	(845)	-	-
Dilutive effect of issuance of convertible notes	(232,278)	-	-
Net income/(loss) for diluted earnings	118,408	(26,776)	196,222
Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	84,221,665	90,804,777	92,676,258
Dilutive effect of share options	1,951,850	-	741,386
Dilutive effect of convertible bonds	671,670	-	-
Dilutive effect of convertible notes	7,454,208	-	-
Denominator for diluted earnings per share	94,299,393	90,804,777	93,417,644
Basic earnings per share	4.17	(0.29)	2.12
Diluted earnings per share	1.26	(0.29)	2.10

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

For the year ended December 31, 2013, outstanding stock options of 1,783,636 shares were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

For the year ended December 31, 2013, 7,454,208 ordinary shares issuable upon the conversion of convertible notes were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

16.   RELATED PARTY TRANSACTIONS

Nature of related parties:	Relationship with the Company
BTG	Parent company of Poly Victory Investments Limited
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
JianGuo Inns	A subsidiary of BTG
Shanghai XinZhi Trading Co., Ltd.	Non controlling interests of subsidiary
Fujian Yun Tong Co., Ltd.	Non controlling interests of subsidiary
Shanghai Dinuo Co., Ltd.	Non controlling interests of subsidiary
Sun Yan	Non controlling interests of subsidiary
Xiamen Shuiwu Co., Ltd.	Non controlling interests of subsidiary

Transactions with related parties:

	2011	2012	2013
Agency fees paid to Ctrip.com International, Ltd.	17,661	35,932	38,710
Rental fees paid to JianGuo Inns	2,800	2,050	1,800

Some customers book hotel rooms through Ctrip.com International, Ltd. and the Company pays agency fees to Ctrip.com International, Ltd. for such bookings. Agency fees paid to Ctrip.com International, Ltd. for the years ended December 31, 2011, 2012 and 2013 are presented as above.

JianGuo Inns has been the lessor of certain leased-and-operated hotels in Home inns chain. Total rental fees paid to JianGuo Inns for the years ended December 31, 2011, 2012 and 2013 are presented as above.

As of December 31, significant balances with related parties are as follows:

Due from related parties:
	2012	2013
Shanghai XinZhi Trading Co., Ltd.	2,457	2,894
Fujian Yun Tong Co., Ltd.	1,766	1,408
Xiamen Shuiwu Co., Ltd.	220	980
Shanghai Dinuo Co., Ltd.	1,425	136
Sun Yan	950	91
	6,818	5,509

The amount due from all the related parities represented the advance payment for dividends.

Due to related parties:
	2012	2013
Ctrip.com International, Ltd.	3,798	3,029

The amounts due from and due to related parties as of December 31, 2012 and 2013 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

17.  OBLIGATIONS UNDER FINANCE LEASES

The Company has entered into finance leases for certain electronic equipment with 3-year payment terms. The following is an analysis of the leased property under finance lease:

December 31, 2013

Electronic equipment	19,696
Less: Accumulated depreciation	(11,051)
Total	8,645

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of December 31, 2013:

December 31, 2013

2014	1,407
Total minimum lease payments	1,407
Less: Amount representing interest	(31)
Present value of net minimum lease payments	1,376

Analysis as:
Current	1,376
Non Current	-
1,376

The above finance lease obligations are current as at December 31, 2013 and included in finance lease liabilities in the balance sheet.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

18. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2013, the Group’s commitments related to the construction of headquarter located in Wujiang, leasehold improvements, and installation of machinery and equipment for the hotel operations amounted to RMB 192,132.

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total

2014	1,800	1,610,649	1,612,449
2015	1,800	1,626,001	1,627,801
2016	1,650	1,624,820	1,626,470
2017	500	1,614,357	1,614,857
2018	-	1,561,837	1,561,837
Thereafter	-	8,741,346	8,741,346
Total	5,750	16,779,010	16,784,760

Rental expenses amounted to RMB 937,145, RMB 1,489,333 and RMB 1,612,201 during the years ended December 31, 2011, 2012 and 2013, respectively.

(c) Contingencies

As of December 31, 2013 the Group had no significant outstanding contingencies that are likely to have a material impact on our financial condition, results of operations, liquidity or cash flows.

19. SUBSEQUENT EVENT

The Group has signed a legally binding memorandum of understanding to acquire 100% ownership of Yunshang Siji Hotel Management Company ("Yunshang Siji") from Kunming Department Store (Group) Co., Ltd., a publicly listed company in the domestic A-share market, for a cash purchase price of RMB 230 million, subject to satisfactory due diligence and customary purchase price adjustments. The transaction was expected to close on April 30, 2014.

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

The Company did not have any significant commitments or guarantees as of December 31, 2012 and 2013.

	2011	2012	2013	2013
				US$ thousands (Note 2(d))
Statements of operations

Net revenues	-	-
Operating expenses	(61,783)	(7,901)	(8,298)	(1,371)

Loss from operations	(61,783)	(7,901)	(8,298)	(1,371)
Share of income from subsidiaries	239,217	190,404	378,222	62,479
Interest income	8,095	889	189	31
Interest expense	(45,945)	(118,515)	(49,843)	(8,233)
Accelerated fee amortization on early extinguishment of long-term loans	-	-	(41,872)	(6,917)
Gain/(loss) on change in fair value of convertible notes	198,547	(87,099)	(133,404)	(22,037)
Foreign exchange gain, net	19,194	1,969	50,316	8,312
Gain on buy-back of convertible bonds	1,521	-	-	-
Non-operating income	-	-	912	151
Non-operating expenses	(7,315)	(6,665)	-	-
Income/(loss) before income tax expense	351,531	(26,918)	196,222	32,415
Income tax expense	-	-	-	-
Net income/(loss)	351,531	(26,918)	196,222	32,415

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2012	2013	2013
			US$ thousands
			(Note 2(d))
Balance sheets:

Assets
Current assets:
Cash and cash equivalents	45,700	224,425	37,072
Restricted cash	205,731	161,494	26,677
Receivables from related parties	87	87	14
Prepayments and other current assets	3,786	20,855	3,445
Total current assets	255,304	406,861	67,208
Investments in subsidiaries (a)	5,639,123	6,050,335	999,444
Other assets	42,831	-	-
Total assets	5,937,258	6,457,196	1,066,652

Liabilities
Current liabilities
Short-term loans	12,571	-	-
Other payables and accruals	165,111	155,153	25,629
Total current liabilities	177,682	155,153	25,629
Non-current liabilities
Long-term loans	735,404	713,337	117,835
Financial liability	1,066,771	1,157,295	191,172
Total liabilities	1,979,857	2,025,785	334,636
Shareholders' equity
Ordinary shares (US$ 0.005 par value; 200,000,000 shares authorized, 91,672,320 and 94,814,866 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	3,574	3,671	606
Additional paid-in capital	2,802,905	3,080,596	508,878
Retained earnings	1,150,922	1,347,144	222,532
Total shareholders' equity	3,957,401	4,431,411	732,016
Total liabilities and shareholders' equity	5,937,258	6,457,196	1,066,652

(a) Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries, and share options of the Company contributed to its Hong Kong and PRC subsidiaries as their employees’ share-based compensation.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2011	2012	2013	2013
				US$ thousands (Note 2(d))
Statements of Cash flows:

Cash flows from operating activities:
Net income/(loss)	351,531	(26,918)	196,222	32,415
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Amortization of upfront fee of term loan	5,726	43,060	42,831	7,075
Share of income from subsidiaries	(239,217)	(190,404)	(378,222)	(62,479)
Foreign exchange gain, net	(19,194)	(1,969)	(50,316)	(8,312)
Gain on buy-back of convertible bonds	(1,521)	-	-	-
(Gain)/loss on change in fair value of convertible notes	(198,547)	87,099	133,404	22,037
Loss/(gain) from fair value change of interest rate swap transaction	7,315	6,665	(912)	(151)
Change in assets and liabilities, net of effects of acquisitions:
(Increase)/decrease in receivables from related parties	(241)	154	-	-
Decrease/(increase) in prepayments and other current assets	540	(2,750)	(17,069)	(2,819)
Decrease in payables to related parties	(163,258)	-	-	-
(Decrease)/increase in other payables and accruals	(4,630)	6,444	3,574	591
Net cash used in operating activities	(261,496)	(78,619)	(70,488)	(11,643)

Cash flows from investing activities:
Cash (paid to)/received from restricted cash – escrow account and interest reserve account	(202,323)	(3,703)	30,219	4,992
Cash paid for the acquisition of Motel 168	(2,031,421)	-	-	-
(Investments in) / returns from subsidiaries	(53,319)	798,605	51,466	8,501
Cash flows (used in)/ provided by investing activities:	(2,287,063)	794,902	81,685	13,493

Cash flows from financing activities:
Proceeds from share option exercise	28,173	26,615	193,332	31,936
Buy-back of convertible bonds	(45,507)	-	-	-
Repayment of convertible bonds	-	(111,945)	-	-
Proceeds from loans, net of upfront fee	1,525,176	-	723,025	119,435
Repayment of short-term borrowings	-	(760,949)	(735,467)	(121,490)
Cash settlement of interest swap transaction	-	(3,418)	(9,650)	(1,594)
Payment for upfront fee of loan	(91,617)	-	-	-
Net cash provided by/(used in)financing activities	1,416,225	(849,697)	171,240	28,287

Effect of foreign exchange rate changes on cash and cash equivalents	(52,334)	(2,467)	(3,712)	(614)

Net (decrease)/increase in cash and cash equivalents	(1,184,668)	(135,881)	178,725	29,523
Cash and cash equivalents, beginning of year	1,366,249	181,581	45,700	7,549
Cash and cash equivalents, end of the year	181,581	45,700	224,425	37,072

Supplemental disclosure of cash flow information
Cash paid during the year for interest	(33,848)	(77,706)	(49,485)	(8,174)

Supplemental schedule of non-cash investing activities:

Unpaid consideration related to the acquisition of Motel 168	143,728	-	-	-
Issuance of ordinary shares related to the acquisition of Motel 168	667,314	-	-	-

