Form 20-F
period 2014-12-31
Homeinns Hotel Group
filed 2015-04-24
CIK 1376972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33082

HOMEINNS HOTEL GROUP
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 95,703,960 ordinary shares, par value US$0.005 per share, as of December 31, 2014.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” and “our” refer to Homeinns Hotel Group, a Cayman Islands company, and its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding solely for the purposes of this report Taiwan, Hong Kong and Macau;
•	“Motel” refers to Motel 168 International Holdings Limited and its subsidiaries, which we acquired in 2011;
•	“Fairyland” refers to YunshangSiji Hotel Management Company and its subsidiaries, which we acquired in 2014;
•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;
•	“mature hotels” refers to hotels that have been in operation for 18 months or more;
•	“ramp-up stage hotels” refers to hotels that have been in operation for 6 months or less;
•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;
•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;
•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“outstanding ordinary shares” and “ordinary shares outstanding” refer to our outstanding ordinary shares, excluding ordinary shares that have been issued to The Bank of New York Mellon but are reserved in anticipation of the exercise of options and vesting of restricted share units under the share incentive plan we adopted in 2006;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
•	“convertible bonds” refer to our US$ settled zero coupon convertible senior bonds due 2012 that we issued in December 2007; and
•	“convertible notes” refer to our 2.00% convertible senior notes due 2015 that we issued in December 2010.

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet as of December 31, 2013 and 2014.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	2,910,458	3,559,740	5,164,799	5,587,480	5,741,804	925,411
Franchised-and-managed hotels	256,799	399,986	604,936	765,491	940,944	151,653
Total revenues	3,167,257	3,959,726	5,769,735	6,352,971	6,682,748	1,077,064
Less: Business tax and related surcharges	(191,232)	(249,274)	(353,418)	(391,821)	(411,118)	(66,260)
Net revenues	2,976,025	3,710,452	5,416,317	5,961,150	6,271,630	1,010,804
Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(875,510)	(1,232,662)	(1,953,243)	(2,108,924)	(2,172,804)	(350,192)
Personnel costs	(506,406)	(657,155)	(1,037,371)	(1,073,754)	(1,075,222)	(173,294)
Depreciation and amortization	(308,888)	(398,914)	(612,789)	(692,945)	(742,886)	(119,731)
Consumables, food and beverage	(173,256)	(258,120)	(351,338)	(343,029)	(362,760)	(58,466)
Others	(310,705)	(413,815)	(687,254)	(648,299)	(669,441)	(107,894)
Total leased-and-operated hotel costs	(2,174,765)	(2,960,666)	(4,641,995)	(4,866,951)	(5,023,113)	(809,577)
Personnel costs of franchised-and-managed hotels (1)	(44,128)	(72,009)	(125,031)	(157,314)	(201,244)	(32,435)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses (1)	(33,257)	(44,451)	(76,878)	(109,935)	(109,813)	(17,699)
General and administrative expenses (1)	(193,482)	(335,888)	(315,235)	(313,480)	(312,008)	(50,287)
Total operating costs and expenses	(2,445,632)	(3,413,014)	(5,159,139)	(5,447,680)	(5,646,178)	(909,998)
Other income	—	—	16,558	11,089	15,193	2,449
Income from operations	530,393	297,438	273,736	524,559	640,645	103,255
Interest income	9,454	31,996	11,874	6,216	9,295	1,498
Interest expense	(2,024)	(46,868)	(119,416)	(54,149)	(41,759)	(6,730)
Issuance costs for convertible notes	(42,559)	—	—	—	—	—
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	(41,872)	—	—
Loss from equity investment	—	—	(2,305)	(792)	(324)	(52)
(Loss)/gain on change in fair value of convertible notes	(9,040)	198,547	(87,099)	(133,404)	71,945	11,595
Gain on buy-back of convertible bond	2,480	1,521	—	—	650	105
Non-operating income	22,223	35,899	43,248	53,663	81,739	13,174
Non-operating expenses	—	(7,315)	(6,665)	(1,000)	—	—
Foreign exchange (loss)/gain, net	(4,350)	15,849	217	49,830	(11,500)	(1,853)
Income before income tax expense and noncontrolling interests	506,577	527,067	113,590	403,051	750,691	120,992
Income tax expense	(139,969)	(169,442)	(136,305)	(206,997)	(231,323)	(37,283)
Net income/(loss)	366,608	357,625	(22,715)	196,054	519,368	83,709
Less: Net (income)/loss attributable to noncontrolling interests	(7,109)	(6,094)	(4,061)	168	(6,253)	(1,008)
Net income/(loss) attributable to Homeinn’s shareholders	359,499	351,531	(26,776)	196,222	513,115	82,701

Earnings per share:
Basic	4.45	4.17	(0.29)	2.12	5.38	0.87
Diluted	4.23	1.26	(0.29)	2.10	4.55	0.73
Earnings per ADS (2) :
Basic	8.89	8.35	(0.59)	4.23	10.76	1.73
Diluted	8.45	2.51	(0.59)	4.20	9.10	1.47
Weighted average ordinary shares outstanding:
Basic	80,846,617	84,221,665	90,804,777	92,676,258	95,345,023	95,345,023
Diluted	84,747,102	94,299,393	90,804,777	93,417,644	102,813,619	102,813,619

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	—	3,283	8,199	7,904	7,702	1,241
Personnel costs of franchised-and-managed hotels	—	3,369	9,578	11,013	13,152	2,120
Sales and marketing expenses	—	656	1,535	1,514	832	134
General and administrative expenses	53,272	69,227	74,064	65,584	66,020	10,640
Total share-based compensation expenses	53,272	76,535	93,376	86,015	87,706	14,135

(2)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	2,382,643	1,786,038	663,156	1,156,743	949,690	153,062
Total assets	5,286,145	9,549,836	8,954,014	9,652,685	9,394,696	1,514,150
Convertible bonds, current	—	113,051	—	—	—	—
Financial liability, current portion	—	—	—	—	1,029,577	165,938
Current portion of term loans	—	346,550	12,571	—	—	—
Total current liabilities	838,576	2,089,315	1,742,899	1,831,962	2,785,217	448,895
Deferred rental	191,034	593,955	631,618	691,456	705,284	113,671
Term loans	—	1,165,666	735,404	713,337	—	—
Convertible bonds, non-current	159,402	—	—	—	—	—
Financial liability (convertible notes measured at fair value)	1,227,577	979,008	1,066,771	1,157,295	—	—
Ordinary shares	3,257	3,542	3,574	3,671	3,698	596
Additional paid-in capital	1,913,734	2,683,923	2,802,905	3,080,596	3,191,076	514,308
Total Homeinn’s shareholders’ equity	2,743,299	3,865,304	3,957,401	4,431,411	5,055,033	814,724

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.2046 to US$1.00, the certified exchange rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB 6.1976 to US$1.00.

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

	Noon Buying Rate
	Period End	Average (1)	Low	High
Period
2010	6.6000	6.6497	6.6745	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1701	6.2591	6.0402
October	6.1124	6.1251	6.2256	6.1490
November	6.1429	6.1249	6.1385	6.1107
December	6.2046	6.1878	6.1429	6.1117
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including the following:

•	changes in national, regional or local economic conditions;
•	severe weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;
•	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	the quality and performance of managerial and other employees of our hotels;
•	increases in operating costs and expenses due to inflation and other factors;
•	the availability and cost of capital to allow us and our franchisees to fund construction and renovation of, and make other investments in, our hotels;
•	seasonality of the lodging business and occurrence of major national or regional events; and
•	the risk that leased properties may be subject to challenges as to their compliance with relevant government regulations or their compatibility with government planning and re-zoning.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.

We may not be able to manage our expected expansion, which could materially and adversely affect our operating results.

Since our inception, we have experienced substantial growth in our hotel network. We have increased the number of our hotels in operation in China from 5 in 2002 to 2,609 (with another 201 hotels contracted or under construction) as of December 31, 2014. We intend to continue to develop additional hotels in different geographic locations in China and increase our number of hotels in operation. In November 2010, we launched a new hotel brand for the midscale to upscale market, Yitel (or Heyi in Chinese). As of December 31, 2014, we had 41 Yitel hotels in operation and 20 other Yitel hotels contracted or under construction. Effective October 1, 2011, we completed the acquisition of a 100% ownership interest in Motel 168 International Holdings Limited, or Motel, and we have retained the Motel brand. As of December 31, 2014, we had 402 hotels in operation under the Motel brand and another 31 contracted or under construction. Effective May 1, 2014, we completed the acquisition of a 100% ownership interest in Fairyland. As of December 31, 2014, we had 31 hotels in operation under the Fairyland brand and another 5 contracted or under construction. We plan to continue to open new hotels under each of these brands in the foreseeable future.

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

Our brands are associated with cleanliness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. The “Homeinn” brand tends to attract a higher proportion of business travelers, while “Motel” tends to cater more to younger business and leisure travelers. The “Yitel” brand is a mid to upscale brand concept targeting individual business and leisure travelers who have a higher travel budget than the customers of economy hotels. “Fairyland” is a well-recognized economy hotel brand in the southwestern part of China. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents and injuries or otherwise. Our brands are integral to our sales and marketing efforts. If our brands do not continue to be attractive to customers and if the value of our brands is diminished, our business and results of operations and financials may be materially and adversely affected.

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

As of December 31, 2014, our current liabilities exceeded our current assets by approximately RMB 1,378.0 million (US$222.1 million). These current liabilities include US$174.0 million outstanding principal amount of our 2.00% Convertible Senior Notes due December 15, 2015. We have credit facilities of RMB 2,067 million (US$333.1 million) from domestic banks which are available to be drawn down if needed. We believe that our current cash and cash equivalents, anticipated cash flow from operations and undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities, to the extent permitted under the terms of our existing indebtedness. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of current global economic conditions, or that the operating and financing covenants in our existing indebtedness will allow us to raise the additional capital that we might need.

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

Our effort in developing our new hotel brands may divert management attention and resources from our existing business, and if our new brands are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

We currently operate 41 hotels under the Yitel (or Heyi in Chinese) brand, which is a mid to upscale brand concept targeting individual business and leisure travelers who have a higher travel budget than the customers of economy hotels, but a lower travel budget than the customers of high star-rated hotels. We started the initiative to enter this market segment in late 2008, when we opened the first hotel under the H Hotel name. After efforts to refine the design concept of this product, service offering and other features and standards, we opened the second hotel in this segment under the Yitel name in September 2011. Subsequently, the H Hotel was re-named Yitel, and the number of Yitel hotels in operation reached 41 by the end of 2014. There are an additional 20 Yitel hotels contracted and under development as of the end of 2014, and we plan to have a total of more than 150 Yitel hotels within the next three years. Furthermore, we will roll out a new brand, “Homeinn Plus,” in the second quarter of 2015, which should complete our product portfolio for the time being. As of March 31, 2015, we have 4 Homeinn Plus leased-and-operated hotels under construction, 2 contracted and 15 to be converted from existing leased-and-operated Homeinn or Motel hotels. In addition, we have 1 Homeinn Plus franchised-and-managed hotel under construction and 5 more contracted. Homeinn Plus addresses the mid-scale market.

We have limited operating experience in developing and operating hotels for the mid to upscale market. If Yitel and Homeinn Plus hotels are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses we incurred for them, and our overall financial performance and condition may be adversely affected.

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

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. Cathy Xiangrong Li, our chief financial officer, Mr. Jason Xiangxin Zong, our chief operating officer, and Ms. May Wu, our chief strategy officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding a suitable replacement for Mr. Sun, Ms. Li, Mr. Zong and Ms. Wu could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services throughout our hotel chain depends on the continued operation of our proprietary information and operational systems, including our property management, central reservation, customer relationship management and management reporting systems. Any damage to, or failure of, our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades or we may encounter technical problems during the system upgrade. If we experience frequent or persistent system failures, our quality of services, our internal controls and the accuracy of our financial reporting, and our reputation could be harmed and our operational and financial performance may be materially and adversely impacted. The steps we need to take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that whatever increased reliability may be achievable in practice would justify the costs incurred.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2014. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brands, trade names, trademarks and other intellectual property are critical to our success. “Homeinn,” and “Motel are highly recognized brands in the economy hotel segment of China’s lodging industry. “Yitel” is gradually building its name in the mid-scale market and “Fairyland” is well known in the southwest region of China. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, our proprietary information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.

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

Accelerated expansion of our leased-and-operated Homeinn, Motel, Fairyland, Yitel and Homeinn Plus brand hotels beyond their current levels will increase our capital expenditures. Following our acquisition of Motel, we spent approximately US$23.1 million on renovating the Motel hotels and implementing new marketing initiatives and operational best practices. We typically incur substantial pre-opening expenses for leased-and-operated hotels during the conversion stage and incur losses during the initial ramp-up stage. In the past, we were able to fund such capital expenditures and pre-opening and other expenses from capital markets fund raising activities, bank loans and cash flow generated internally from our operations. There is no assurance that we will continue to be able to access capital markets, obtain bank loans or generate sufficient cash flow internally to fund our planned expansion.

Future acquisitions or strategic investments may have an adverse effect on our ability to manage our business and harm our financial condition and results of operations.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets that are complementary to our business. Future acquisitions, particularly actual or potential material acquisitions, would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. After we acquired Top Star in 2007, our operational and financial performance was negatively impacted by the acquired hotels after we had committed substantial management and financial resources to the integration and improvement of those acquired hotels. The acquisition of Motel in 2011 had a short-term negative impact on our operational and financial performance in 2012. Any difficulties encountered in the integration of future acquisitions may have an adverse effect on our ability to manage our business and near term profitability. If a strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

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

We believe that our future success depends on our ability to increase revenue and profitability from our operations. We have a limited operating history, having commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include those associated with our ability to:

•	continue our growth while maintaining our profitability;
•	maintain and enhance our competitive position in the economy hotel segment of the lodging industry in China;
•	offer an innovative product to attract recurring and new customers;
•	implement our strategy and modify it from time to time to respond effectively to competition and changes in customer preferences and needs;
•	increase awareness of our “Homeinn”, “Yitel”, “Motel” and “Fairyland” brands and continue to develop customer loyalty;
•	attract, train, retain and motivate qualified personnel;
•	renew leases for our leased-and-operated hotels on commercially viable terms after the initial lease terms expire; and
•	attract franchisee partners to invest in our franchised-and-managed hotels.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Seasonality of our business and the occurrence of national or regional major events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability.

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional major events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter accounts for a lower percentage of our annual revenues than other quarters of the year due to the Chinese New Year holiday. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period. In addition, the occurrence of national or regional major events may affect our operating results, in particular for the hotel locations where those events are held. As our revenues may vary from quarter to quarter or year to year, our business is difficult to predict and our results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, although it typically takes our new hotels approximately six months to ramp up, the ramp-up process of some of our hotels can be delayed due to seasonality, which may negatively affect our revenues and profitability.

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

If we fail to comply with any applicable public security, construction, hygiene, health and safety, and environmental laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. It is also possible that new zoning plans or regulations applicable to a specific location may cause us to relocate our hotels in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations.

As of March 31, 2015, we had not yet obtained certain required approvals, licenses and permits in the PRC for one of our hotels. While we expect to obtain the required approvals, licenses and permits in due course, this noncompliance could result in administrative fines, suspension of operations or other penalties under applicable PRC law. We cannot guarantee that we will not be subject to any challenges or other actions with respect to such noncompliance.

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

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. Furthermore, those Motel hotels that are still operating on leases they had signed before the acquisition generally have lower insurance coverage than our Homeinn and Yitel hotels. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by severe weather conditions, natural disasters or catastrophic events, such as epidemics or earthquakes. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

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

Except for one hotel property, we do not hold any land-use rights with respect to the land on which our hotels are located, nor do we own any of the hotel properties we operate. Instead, our business model relies on leases from third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2014, title certificates for 112 of the properties operated by us had not been obtained. We cannot guarantee that title to properties we currently lease or franchise will not be challenged, and such challenges, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

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

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lessors are required to register their lease agreements with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2014, most lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required. We continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

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

Our franchisees may terminate the franchise contract with us earlier if the franchised hotel performance is much worse than they expected.

Our franchise agreements with franchisees typically provide that the franchise agreements could be terminated under certain circumstances. If franchise agreements are terminated early, we lose the franchise fee and related management fee. Furthermore, we may have to pay losses and damages to our guests, and our brand image may be adversely impacted. As a result, our business and results of operations and financial conditions may be adversely affected by early termination of our franchise agreements.

We plan to renew our existing franchise hotels upon expiration. However, we may be unable to retain our franchise hotels on satisfactory terms, or at all. If a significant number of our existing franchise hotels are terminated early or are not renewed on satisfactory terms upon expiration, our revenue and profit may decrease in the future. If we cannot get new franchise hotels to cover those expired or terminated hotels, our results of operations could be materially and adversely affected.

We may not be able to successfully identify and get additional franchisees

We plan to open more hotels in targeted markets to further grow our business mainly via our franchisees. We may not be successful in attracting adequate franchisees to invest in additional hotel properties at desirable locations and on commercially reasonable terms or at all. Our franchisees expect to get certain level of financial returns on their investment. If the hotel industry environment get deteriorated, our franchisees’ return from our hotel investment is lower than their expectation or their other available investment opportunities, they may not invest in additional franchise hotel projects. If we were not able to find enough franchisees to invest in our hotel projects, our growth strategy and business prospects may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are influenced significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the degree of government involvement and influence on the level of economic development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 25 years, growth has been uneven across different regions and economic sectors of China. The PRC government has implemented various measures to promote economic development and direct the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative impact on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, zoning requirements and other governmental mandates with respect to urban planning may change from time to time, and some of our hotels may be demolished or relocated, for which we may not receive adequate compensation.

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the global financial crisis in 2008. Stimulus measures designed to help China weather the global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. Whether as a result of rising standards of living or other factors, we have already felt inflationary pressure on rents, utilities and wages. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition by reducing demand from business and leisure travelers. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies. We cannot guarantee that future actions and policies of the PRC government will not materially affect our liquidity and access to capital and our ability to operate our business.

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

If the SEC imposes additional remedial measures on certain PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against certain PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations by failing to provide the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that these PRC-based accounting firms had each violated the SEC’s rules of practice by failing to provide the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The firms appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the SEC.

In February 2015, four of the China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese companies’ audit documents via the China Securities Regulatory Commission. If future document production fails to meet specified criteria or if there is a failure in the process between the SEC and the China Securities Regulatory Commission, the SEC retains the authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Our ability to file our financial statements in compliance with SEC requirements could be impacted if our independent registered public accounting firm is subject to additional remedial measures. Inability to meet our reporting requirements under the Exchange Act would ultimately result in our deregistration by the SEC and delisting from Nasdaq, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect on June 1, 2015. SAFE Circular 19 will replace SAFE Memorandum 142. SAFE Circular 19 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. Pursuant to SAFE Circular 19, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals must be managed under the accounts pending for foreign exchange settlement payment, and a foreign-invested enterprise may not use its capital and the RMB funds obtained from foreign exchange settlement for any of the purposes within the following list: for expenditures beyond its business scope or expenditures prohibited by laws and regulations, for investments in securities (unless otherwise prescribed by laws and regulations), for disbursing RMB entrusted loans (unless within the enterprise’s business scope), for repaying inter-corporate borrowings (including third-party advances), for repaying RMB bank loans that have been sub-lent to third parties, or for expenses related to the purchase of real estate not for the enterprise’s own use (unless it is a foreign-invested real estate enterprise).

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

Substantially all of our revenues and most of our expenses are denominated in RMB. However, we also have substantial assets and liabilities that are denominated in U.S. dollars. As of December 31, 2014, we had U.S. dollar denominated cash and cash equivalents of US$22.1 million, and we had US$174.0 million in outstanding convertible notes.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

SAFE issued a public notice in July 2014, replacing an earlier notice originally issued in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or gaining control of any company outside of China for the purpose of capital financing with assets or equity of PRC companies. This kind of company is referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies are required to register with the local SAFE branch. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserves until the aggregate amount of such statutory reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2014, aggregate net assets of RMB 4.15 billion (US$669.0 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

The transition from business tax to value added tax may not be implemented smoothly and may increase our tax burden and reduce our net revenues.

Our subsidiaries in the PRC are subject to business tax at a rate of 5% on revenues generated from providing services, as well as to related surcharges imposed by various local tax authorities. In 2012, the PRC instituted a pilot reform program in Shanghai to introduce a value-added tax, or VAT. Under this program, businesses would switch from paying business tax to paying VAT and would be permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. Starting from 2013, the VAT program has been expanded to other regions in the PRC. As a result, the revenue in most of our PRC subsidiaries will become subject to VAT by December 31, 2015, though the applicable rate has not been officially announced yet. Business tax and related surcharges is presented as a separate line item below total revenues and is subtracted from total revenues to calculate net revenues. When we become subject to VAT, our top line will be presented net of the invoiced amount of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The real tax burden after the transition could be much higher than our current position, depending on the difference between business tax rate and VAT rate, and the transition from business tax to VAT will reduce our gross revenues and could have a material and adverse impact on our financial results.

The M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies including the Ministry of Commerce and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which was revised in 2009. The M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the approvals from Ministry of Commerce be obtained. We may continue to expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price of our ADSs has been and may continue to be subject to wide fluctuations. From our listing on October 27, 2006 to April 23, 2015, the market price of our ADSs on Nasdaq ranged from a low of US$7.00 to a high of US$54.25 per ADS, and the closing price on April 23, 2015 was US$26.88 per ADS. The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline, particularly if a large number of previously restricted shares become registered. In some cases, we may agree to file shelf registration statements in connection with a major acquisition or securities offering. For example, we filed a shelf registration statement on Form F-3 in May 2011 after certain shareholders and holders of our convertible notes exercised their registration rights, and we filed another shelf registration statement on Form F-3 in May 2012 after the former shareholders of Motel exercised their registration rights. In each case, a significant number of shares or convertible securities became freely tradable without restriction under the Securities Act. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of February 28, 2015, our directors and officers beneficially owned a total of 34,862,570 of our ordinary shares, including shares that they had the right to acquire within 60 days. Beijing Tourism Group, or BTG, through its affiliate, owned 14,726,165 of our ordinary shares based on the latest information it has filed with the SEC, and it has the right to appoint, and has appointed, two directors of our company. Furthermore, Ctrip.com International, Ltd., or Ctrip, owned 14,400,765 of our ordinary shares based on the latest information it has filed with the SEC; two of Ctrip’s co-founders and directors are also our co-founders and directors. If our officers, directors and these two principal shareholders choose to act in concert, they would beneficially own 36.0% of our ordinary shares (calculated as of February 28, 2015, including shares that they had the right to acquire within 60 days) and could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs or the value of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

Provisions of our convertible notes could discourage an acquisition of our company by a third party.

The indenture for our convertible notes defines a “fundamental change” to include: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) our ADSs ceasing to be listed on a U.S. national securities exchange; or (4) the adoption of any plan relating to the dissolution or liquidation of our company. Upon the occurrence of a fundamental change, holders of our convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes. As of December 31, 2014, the outstanding principal amount under the convertible notes was US$174.0 million. These provisions could make it more difficult or more expensive for a third party to acquire us and discourage an acquisition of our company by a third party.

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

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot guarantee that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. In the event that we become classified as a PFIC, we do not intend to prepare or provide the information that would enable U.S. Holders to make an election to treat us as a qualified electing fund. Further, if we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In October 2007, we acquired the Top Star hotel chain, which had 26 hotels in operation at the time of the acquisition with approximately 4,200 rooms located in 18 cities across China. In October 2011, we acquired Motel, which had 297 hotels in operation at the time of the acquisition, including 144 leased-and-operated hotels and 153 franchised-and-managed hotels, with approximately 47,099 rooms located in 85 cities across China. In May 2014, we acquired Fairyland, which had 31 hotels in operation at the time of the acquisition. We are retaining the Motel and Fairyland brands in addition to our Homeinn and Yitel brands and will continue to have brand-specific business development and operations.

Effective November 18, 2014, we changed our legal name from “Home Inns & Hotels Management Inc.” to “Homeinns Hotel Group.”

As of December 31, 2014, we had 2,609 hotels in operation, including 914 leased-and-operated hotels and 1,695 franchised-and-managed hotels, with approximately 296,075 rooms located in 335 cities across China, and an additional 201 hotels under development.

Our principal executive offices are located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. Our telephone number at this address is +86 21 3337 3333. Our agent for service of process in the United States for matters for which we have consented to the service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We are a leading economy hotel chain in China, based on the number of our hotels, the number of our hotel rooms and the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our Homeinn, Motel, Yitel and Fairyland brands. Since we commenced operations in 2002, we have become one of the best-known economy hotel chains in China. We offer a consistent product and high-quality services to serve primarily the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. With the increasing spending capability of Chinese customers, we have also expanded to offer upgraded hotel products, which we refer to mid-scale hotels, under the brand names Yitel and Homeinn Plus, the latter of which will be launched in April 2015.

We have experienced substantial growth since 2003. Our hotels in operation grew rapidly from 10 hotels in 4 cities as of the end of 2003 to 2,609 hotels in 335 cities as of the end of 2014. Our total revenues grew from RMB 5.77 billion in 2012 to RMB 6.35 billion in 2013 and RMB 6.68 billion (US$1.08 billion) in 2014. Our net income attributable to Homeinn’s shareholders went from a net loss attributable to Homeinn’s shareholders of RMB 26.8 million in 2012 to a net income of RMB 196.2 million in 2013 and RMB 513.1 million (US$82.7 million) in 2014.

We operate under two business models. We either lease real estate properties with which we develop and operate hotels, or we franchise our brand and manage these franchised hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of December 31, 2014, our hotel chain consisted of 914 leased-and-operated hotels in operation with an additional 28 leased-and-operated hotels contracted or under construction and 1,695 franchised-and-managed hotels in operation with an additional 173 franchised-and-managed hotels contracted or under construction.

We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain. In 2012, we won the “Best Chain Brand of the China Hotel Industry” award from the China Hotel Association and the “CCTV China Brand of the Year” award from CCTV, along with the “2012 China’s Most Popular Economy Chain Brand” award for our Motel brand and the “2012 Best High-End Commercial Hotel” award for our Yitel brand, both from the 21st Century Business Herald. In 2013, our economy hotel brand “Homeinn” was ranked number 67 of the BrandZ™ Top 100 Most Valuable Chinese Brands 2014 by Millward Brown. BrandZ™ 2014 ranked “Homeinn” number 17, and number 1 in the hotel category, by Brand Contribution, which measures the influence of the brand stripped of financial data or any other factors. We also received awards for “Best Chain Brand of the China Hotel Industry” from the China Hotel Association, “Best Employer China 2013 Hotel” from Aon Hewitt, Golden Pillow Awards for “2013 China’s Most Popular Economical Chain Hotel Brand (Home Inns Group)” and “2013 China’s Most Investment-worthy Mid-range Business Hotel Brand (Yitel)” from the 21st Century Business Herald, “2013 China Model of Corporate Integrity” from CCTV and “2013 Best HR Management” from China Business News. In 2014, we received awards for “China’s 10 Most Eye-Catching Companies” from the Boston Consulting Group, “Top 60 Hotel Groups in China” from the China Tourist Hotel Association, No. 1 in “China Hotel Group Ranking by Scale” from the China Hotel Association, and “2013 Top 120 Franchise Chains in China” from the China Chain Store & Franchise Association.

Market Outlook

The growth in the Chinese economy hotel sector has benefited greatly from the overall growth of the Chinese economy in the past fifteen years or so. By unofficial estimates, economy hotels in China represented no more than approximately 20% of the overall Chinese lodging market in terms of number of rooms by the end of 2013. The outlook for Chinese economy hotel growth continues to be positive, in our view, taking into consideration China’s continued GDP expansion and urbanization and the increasing spending capability of Chinese consumers, which are factors that would tend to support a rising average daily rate for the sector over time. In addition, the same factors have given rise to demand for a slightly upgraded hotel product in the past two to three years, which we refer to as mid-scale hotels. We believe that the Chinese economy and mid-scale hotel market will remain demand-driven for the next two to three years, and therefore that occupancy rates for mature hotels will continue to be above 80% in the foreseeable future if business activities and leisure travel experience stable growth. We understand that policy makers consider the travel industry to be one of the key industries in China for enhancing domestic consumption, and we are of the view that the leading branded economy and mid-scale hotel operators will continue to increase scale and geographic coverage for the foreseeable future. If the pace of growth continues at current levels, we believe that the economy and mid-scale hotel sector will increase its share of the overall lodging space to approximately 30% or potentially more in the next eight to ten years.

Our Hotel Chain

We are a leading economy hotel chain in China offering cleanliness, convenience, comfort and value to individual business and leisure travelers. We are dedicated to providing consistent and high-quality products and services to our customers, allowing them to enjoy the comforts of home while staying at our hotels. In addition to our Homeinn brand of hotels, we launched a new hotel brand in November 2010 targeting the midscale to upscale market. We call this new brand Yitel (or Heyi in Chinese). In October 2011, we acquired Motel, an economy hotel chain with national scope that has been in operation since 2003. Motel tends to cater more to younger leisure travelers. In May 2014, we acquired Fairyland, an economy hotel chain concentrated in southwest China. As of December 31, 2014, we had a total of 2,609 hotels in operation, including 2,135 hotels under the Homeinn brand, 402 hotels under the Motel brand, 41 hotels under the Yitel brand and 31 hotels under the Fairyland brand, covering a total of 335 cities across China, as well as an additional 201 hotels contracted or under construction which will extend our reach to a total of 347 cities across China.

The following table sets forth a complete listing of all of our hotels by province as of December 31, 2014, including 2,609 hotels in operation and 201 hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the lessors or franchisees:

	Number of Hotels	Number of Cities		Number of Hotels	Number of Cities
Jiangsu	354	32	Fujian	62	9
Shandong	301	41	Heilongjiang	55	10
Shanghai	265	1	Gansu	48	11
Beijing	200	1	Xinjiang	47	10
Zhejiang	180	24	Inner Mongolia	43	9
Guangdong	155	21	Jilin	43	10
Liaoning	147	15	Jiangxi	39	10
Hebei	118	15	Guangxi	33	10
Shaanxi	109	9	Hainan	32	5
Hubei	84	7	Hunan	25	7
Yunnan	74	18	Chongqing	25	1
Sichuan	71	16	Guizhou	14	3
Anhui	67	13	Qinghai	11	3
Tianjin	67	1	Ningxia	9	4
Henan	63	17	Tibet	6	1
Shanxi	63	13	Total	2,810	347

Our hotel chain currently covers most major metropolitan areas in China. We intend to further penetrate the cities and metropolitan areas where we already have a presence and also expand into additional cities in China with a population of over eight hundred thousand, an annual GDP of over RMB 7.5 billion (US$1.2 billion), or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services. Because we believe that our Motel brand is complementary to our Homeinn brand, we may open new Motel hotels in locations where we would not necessarily open additional Homeinn hotels.

A typical Homeinn hotel has 80 to 160 guest rooms. Our existing Motel hotels vary more in size, from 80 up to 420 rooms, with an average of around 150 rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a comfortable bedding package, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Our hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and large residential neighborhoods.

We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, Generally, the month that includes Chinese New Year (either January or February) generally accounts for a lower portion of our annual revenues than other months.

The following table sets forth additional information about of the hotels we have in operation under each of our two business models as of December 31, 2014.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease or Franchise Term
Leased-and-operated Hotels	914	894	20	126	15–20 years
Franchised-and-managed Hotels	1,695	1,451	244	107	5–10 years

Leased-and-operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors. We are responsible for hotel development and customization to conform to the standards of our hotel chain, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels as well as purchasing supplies. We typically enjoy rental holidays of three to six months and pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increases (in some extreme examples, as high as 8% to 10%increases) every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB 0.4 million (US$0.1 million) to RMB 13.9 million (US$2.2 million), depending on the location, size and condition of each hotel property. The terms of our leases range from 5 to 20 years, most of which are 15 to 20 years in duration. In general, upon expiration of these leases, we may dispose of the removable fixtures, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises.

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

Our leased-and-operated hotels include 14 hotels that we lease and operate through 13 majority-owned subsidiaries. Our interest in these subsidiaries ranges from 51% to 95%.

Franchised-and-managed Hotels. For our franchised-and-managed hotels, we franchise our “Homeinn,” “Motel,” “Yitel” and “Fairyland” brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, and excluding special discounts that we offer to repeat franchisees, the franchisee is generally required to pay us an initial franchise fee of between RMB 0.25 million and RMB 0.45 million per hotel and ongoing franchise and management fees equal to 6% of gross revenue, including an annual brand royalty fee of 3%, an annual management fee of 1.5% and an annual franchise fee of 1.5%, with the exception that the annual management fees and annual franchise fees in new Motel franchise agreements are generally only 1% each. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight to ten years. Motel franchise agreements that were signed before the acquisition differ in certain terms: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing total royalty fee, management fee and fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration of the franchise agreement is typically five years. Future franchise agreements for all brands will be based on the form we currently use for our Homeinn and Yitel franchisees.

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

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled RMB 1.01 billion, RMB 929.5 million and RMB 606.5 million (US$97.7 million) in 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 18 leased-and-operated hotels under construction. We have incurred RMB 102.8 million (US$16.6 million) capital expenditures on these hotels and expect to spend additional RMB 81.3 million (US$13.1 million) on them in 2015. Furthermore, we have 10 leased-and-operated hotels contracted as of December 31, 2014 and we expect to incur RMB 77.9 million (US$12.6 million) capital expenditure on these hotels. Typically, we incur an average of RMB 60,000 (US$9,670) to RMB 125,000 (US$20,146) in capital expenditure per room across all brands. We will continue to incur capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities.

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

Quality Assurance and Training. We are dedicated to providing value and consistent quality standards to our customers. We have established quality standards for all aspects of our hotel operations that cover, among other areas, housekeeping, hotel maintenance and renovation, and service offering. To ensure compliance with our quality standards, we have developed a comprehensive set of procedural manuals relating to all aspects of our hotel operations to ensure that our employees follow the same standards. We have implemented comprehensive training programs to ensure the effectiveness and uniformity of our employee training through our centralized human resources department at our corporate office as well as through our dedicated training facility, Homeinn Academy.

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

Strategic Capital Improvements. To maintain our competitiveness and enhance our hotels’ appeal to targeted market segments, we require each of our hotels to allocate a fixed percentage of its revenue for on-going repair and maintenance, and periodic renovation and replacement of furnishings and equipment to maintain the quality and standards of our facilities. We make capital spending decisions based on customer feedback, strategic needs, and our targeted financial return on a given capital investment.

Centralized Procurement. We have implemented a centralized procurement system to allow us to obtain the best pricing available for the quality of goods sourced to our hotels in order to minimize the operating expenses of our hotels. As a leading branded economy hotel chain in China with nationwide scale, we are able to exert leverage over our suppliers of commodity goods and services.

Targeted Sales. We support each hotel’s local sales efforts with corporate office sales functions that develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use our property management system to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system which handles orders from mobile, internet booking and toll-free calls, third-party travel agents and other travel intermediaries, and corporate travel offices. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability. Our customer relationship management programs offer incentives to individual customers in our loyalty programs, who currently represent approximately 62.1% of our rooms sold. Corporate contracts currently represent approximately 13.0% of our rooms sold. These programs and contracts contribute to our repeat customer base.

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

Central Reservation System. In 2014, approximately 30.1% of our total hotel room nights were booked through our proprietary reservation system, primarily through our toll-free telephone reservation system, mobile apps, WeChat account and website. As of December 31, 2014, we employed an aggregate of 272 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a hotel that meets the caller’s needs. Our central reservation system provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.

Customer Relationship Management System. Our proprietary customer relationship management system tracks the hotel patronage patterns and the accumulation and redemption of reward points by the active members of our Homeinn membership program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy.

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

Sales and Marketing

Our core targeted customers consist of value-oriented individual small-and-medium-enterprise business travelers and leisure travelers seeking comfortable and convenient lodging at an affordable price. We systematically review our hotel pricing twice a year and typically adjust room rates annually based on the local market conditions of the city, the specific location of each hotel and the development plans for that local market. Under certain conditions we have also begun to adjust price at selected hotels according to seasonality and major event schedules in recent years. Our head office team and our city and hotel managers jointly develop tailored marketing plans to drive sales for each hotel and in each city. We use management and operational systems to manage each hotel’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system comprising our toll-free numbers, mobile apps, WeChat account and website, as well as third-party travel agents and other travel intermediaries and corporate travel offices. Our access to these channels allows us to further enhance occupancy rates of our hotels on a day-to-day basis.

The following table presents the approximate percentage of room nights stayed for our hotels in 2014, by customer channel:

Customer Channel	Approximate Percentage of Total Room Nights Stayed in 2014
Reservations made directly with hotels by individual members of our membership network	32.8%
Central reservation system bookings by individual members of our membership network	29.3%
Corporate accounts	13.0%
Travel agencies and consolidators	10.7%
Walk-ins	3.7%
Central reservation system bookings by non-members	0.8%
Others	9.7%
Total	100.0%

Our centralized reservation center is located in Shanghai, China and provides services 24 hours a day, seven days a week. Customers can call our nationwide toll free number for all the brands under our group to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of December 31, 2014, we employed 272 reservation agents at our two centers, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. If we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

We have launched a WeChat account and mobile apps for hotel reservation, membership management and communications in 2013, in addition to our website. Customers and members can make hotel booking directly via these internet channels. The percentage of the room bookings via these internet channels grew rapidly in 2014, and we believe this trend will continue.

Our corporate marketing and advertising programs are designed to enhance consumer awareness and preference for all our brands as offering the greatest value, convenience and comfort in the economy hotel segment of the Chinese lodging industry, and to encourage customers’ use of our centralized reservation system. Marketing and advertising efforts include outdoor advertisements, distribution of flyers and other marketing materials on our hotel properties, television, internet and radio advertising, print advertising in consumer media and promotional events, special holiday promotions and joint promotional activities.

We have operated a membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other benefits. We track the number of active members, which we define as the unique membership as of a given date that have at least one transaction within the preceding two years. As of December 31, 2014, we had a total of 23.0 million unique active non-corporate members, as compared with 16.9 million as of December 31, 2013 and 11.9 million as of December 31, 2012. Our membership reward program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing activities.

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

We have implemented extensive training programs and periodic tests for managerial and other hotel-based staff primarily through our training facility, “Homeinn Academy” and tailor-made co-op education programs with several universities and colleges in China. New general managers of our hotels and executive assistants to general managers are required to undergo a two-month training period, during which they receive training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. We also require our hotel general managers and city managers to participate in annual training programs so that they can stay abreast of changes in our hotel operations and consumer preferences and demands. In addition, all employees of a new hotel are required to undergo an approximately 25-day job training prior to commencing their duties. We also have trained on-site managers in many of our hotels to provide continuous training to our hotel staff. In addition to training, we have implemented periodic tests to assess the relevant knowledge and skills of our managerial and other employees. We have integrated the existing employees at our Motel hotels into our on-the-job training programs, and all new employees at Motel hotels will go through the same training as those at our other hotels.

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

Excluding employees of our franchised-and-managed hotels, we had 26,429 employees, 24,678 employees and 25,176 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, our employees consisted of 22,090 hotel-based employees, 272 reservation agents at our centralized reservation centers, and 2,814 corporate staff. Approximately 26% of our employees are associated with labor unions. We consider our relations with our employees to be good.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology, products and services from those of our competitors and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of 155 registered trademarks in China, including 如家 (for Homeinn), 莫泰 (for Motel), 和颐 (for Yitel) and 云上四季 (for Fairyland). Our trademark for Motel is not the generic Chinese word for “motel” but rather two Chinese characters whose pronunciation, motai, sounds similar to the English word “motel.” We are applying for registration of 62 new trademarks in China. We have also registered our domain names www.homeinns.com, www.motel168.com, www.yitel.com and www.yunshanghotels.com with the Internet Corporation for Assigned Names and Numbers.

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

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, the most recent version of which took effect on April 10, 2015. Under this catalogue, the hotel industry belongs to the category of permitted foreign investment industry and there is no special restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. Market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

Regulation on Mergers and Acquisitions

In 2006, six PRC regulatory agencies jointly adopted new regulations governing mergers and acquisitions, the M&A Rule, later revised in 2009, setting forth complex procedures and requirements, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

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

The following chart illustrates our company’s organizational structure:

Homeinns Hotel Group
(Cayman, NASDAQ-listed)
100%
100%
100%
70%
Motel 168 International Holdings Limited (Cayman)
Home Inns & Hotels Management (Hong Kong) Limited (HK)
Yitel Hotel Management (Hong Kong) Limited (HK)
Grandmaster Property Management (Hong Kong) Limited (HK)
100%
100%
Merrylin Hotel Holdings Limited (Mauritius)
Merrylin Motel Holdings Limited (Mauritius)
Merrylin Hospitality Holdings Limited (Mauritius)
Better Wide Holdings Limited (BVI)
100%
Champion Merit Investments Limited (HK)
100%
100%
100%
Hong Kong Ai Home Hotel Investment Limited (HK)
Hong Kong He Mei Hotel Management Limited (HK)
100%
Tianjin Jinju Hotel Management Co., Ltd.
100%
68 subsidiaries
Shanghai Shenzhou Merrylin Hotel Co., Ltd.
100%
Meiju Hotel Management (Shanghai) Co., Ltd.
100%
100%
24 subsidiaries
Shanghai Yiju Hotel Management Co., Ltd. (驿居)
100%
29 subsidiaries
Beijing Yuetai Hotel Management Co., Ltd.
100%
4 subsidiaries
Merrylin Hotel Management (Guangzhou) Co., Ltd.
100%
2 subsidiaries
Home Inns Hotel Management (Beijing) Limited
100%
Home Inns Hotel Management (Shanghai) Co., Ltd.
208 subsidiaries
Shanghai Top Star Hotel Management Co., Ltd.
20%
80%
32 subsidiaries
100%
Huichuang Hotel Management (Suzhou) Co., Ltd.
Yitel Hotel Management (Shanghai) Limited
12 subsidiaries
Yiju Daguanjia Property Management (Shanghai) Co., Ltd.
100%
4 subsidiaries
Jiangsu Home Inns Hotel Equipment Leasing Co., Ltd.
Hui Yi Hotel Equipment Leasing (Shanghai) Co., Ltd.
Shanghai Yiju Hotel Management Co., Ltd. (屹居)
Suzhou Hengchuang Software Co., Ltd.
Hui Ju Hotel Equipment Leasing (Shanghai) Co., Ltd.
Home Inns & Hotels (China) Co., Ltd.
He Mei Hotel Management (Shanghai) Limited
100%
2 subsidiaries

D.	Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 5,423 square meters of office space for our headquarters and call centers. As of December 31, 2014, we leased 914 of our 2,609 hotel facilities with an aggregate size of 4.6 million square meters. For information about the locations of our hotels, see “Item 4. Information On the Company—B. Business Overview—Our Hotel Chain.”

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

Key Performance Indicators

We utilize a set of financial and non-financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing us to react promptly to changing customer demand and market conditions.

Our non-financial key performance indicators consist of (i) the increase in the total number of hotels and hotel rooms in our hotel chain, (ii) the RevPAR achieved by our hotels and (iii) same-hotel RevPAR change.

(i)          The increase in the total number of hotels and hotel rooms in our hotel chain. The increase in the number of hotels in our hotel chain is largely affected by the demand for our hotels in various cities and our ability to either successfully identify and secure new properties and develop new hotels at desirable locations, in the case of leased-and-operated hotels, or our ability to attract qualified franchisees to open new hotels at desirable locations, in the case of franchised-and-managed hotels.

The following table presents the number of hotels and hotel rooms we had as of the dates indicated.

	As of December 31,
	2012	2013	2014
Hotels in Operation
Leased-and-operated hotels	803	872	914
Franchised-and-managed hotels	969	1,308	1,695
Total	1,772	2,180	2,609
Total rooms	214,070	256,555	296,075
Number of cities	253	287	335

(ii)         RevPAR. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, the effectiveness of our sales and brand promotion efforts, our ability to maintain the consistency and quality of our facilities and service, the performance of managerial and other employees of our hotels, and our ability to respond to competitive pressure. We set room rates of our hotels primarily based on the location of a hotel and room rates charged by our competitors within the same locality. Changes in RevPAR that are primarily due to changes in average occupancy rates achieved have different implications for our total revenues and profitability than changes in RevPAR that are primarily due to changes in average daily rates achieved. For example, increases in occupancy at our hotels would generally lead to increases in room revenues as well as additional incremental costs, such as housekeeping services, utilities and room amenity costs. However, RevPAR increases due to higher room rates generally would not result in these additional room-related costs. As a result, RevPAR increases due to higher room rates would have a greater positive effect on our profitability.

The following table presents occupancy rates, average daily rates, and RevPAR for our company for the periods indicated.

	For the Year
	2012	2013	2014
Operating Data
Occupancy rate (as a percentage)
All hotels	86.1	86.1	83.6
Leased-and-operated hotels	83.0	83.2	81.0
Franchised-and-managed hotels	89.2	88.5	85.5
Average daily rate (in RMB)
All hotels	168	165	165
Leased-and-operated hotels	161	158	158
Franchised-and-managed hotels	174	171	169
RevPAR (in RMB)
All hotels	144	142	138
Leased-and-operated hotels	134	131	128
Franchised-and-managed hotels	155	152	145

Due to soft macroeconomic conditions from 2012 through 2014, we experienced continued decreases in occupancy rates and this in turn resulted a downward trend in RevPAR through the same years.

(iii)       Mature hotel RevPAR change. Our overall RevPAR trend does not necessarily reflect the performance of the stable and mature component of our hotel portfolio, because it may fluctuate when the mix of mature and ramp-up stage hotels changes. We define mature hotels as hotels in operation for no less than 18 months and we track the year-over-year RevPAR change for mature hotels to monitor the performance trends for our mature hotels on a comparable basis.

The following table presents the number of mature hotels in operation as of each date indicated and the RevPAR for these hotels for each period indicated. These operating measures are widely used in the hospitality industry.

	As of and for the Year Ended December 31,
	2012	2013	2014
Mature Hotels
Hotels in operation
All hotels	1,201	1,543	1,899
Leased-and-operated hotels	618	724	844
Franchised-and-managed hotels	583	819	1,055
Occupancy rate (as a percentage)
All hotels	88.4	88.4	85.7
Leased-and-operated hotels	87.6	84.8	82.4
Franchised-and-managed hotels	95.1	92.1	88.6
Average daily rate (in RMB)
All hotels	170	167	165
Leased-and-operated hotels	164	159	157
Franchised-and-managed hotels	181	174	172
RevPAR (in RMB)
All hotels	151	148	142
Leased-and-operated hotels	144	135	129
Franchised-and-managed hotels	172	161	152

(iv)        Ramp-up stage hotels RevPAR change. We define ramp-up stage hotels as hotels in operation for 6 months or less and we track the year-over-year RevPAR change for ramp-up stage hotels to monitor trends relevant to our continued expansion.

The following table presents the number of ramp-up stage hotels in operation as of each date indicated and the RevPAR for these hotels for each period indicated.

	As of and for the Year Ended December 31,
	2012	2013	2014
Ramp-up Stage Hotels
Hotels in operation	204	246	264
Occupancy rate (as a percentage)	57.5	60.2	60.2
Average daily rate (in RMB)	157	151	163
RevPAR (in RMB)	90	91	98

Our financial key performance indicators consist of our revenues and our cost structure, which are discussed in greater detail in the following paragraphs. In addition, we use EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results before the impact of interest, income taxes, depreciation and amortization. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance.

Revenues. In 2014, we generated total revenues of RMB 6.68 billion (US$1.08 billion). Our revenues are significantly affected by the following operating measures, which are widely used in the hospitality industry and appear throughout this annual report:

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

By the end of 2014, 65% of our total hotels were franchised-and-managed hotels. Given a proven business model and relatively attractive return on investment compared to other investment opportunities in China, franchise-and-managed hotels are the main focus of our unit growth going forward. We expect that 85% or more of our new hotel openings each year over the next two or three years may be franchised-and-managed hotels and around 90% of the hotels we open in 2015 will be franchised-and-managed hotels. Franchised-and-managed hotels generate fee-based revenue. The increasing emphasis on this business model over the leased-and-managed model will cause our total revenue growth rate to slow relative to our total unit growth rate.

The following table sets forth the revenues generated by our leased and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Leased-and-operated hotels	5,164,799	89.5	5,587,480	88.0	5,741,804	925,411	85.9
Franchised-and-managed hotels	604,936	10.5	765,491	12.0	940,944	151,653	14.1
Total revenues	5,769,735	100.0	6,352,971	100.0	6,682,748	1,077,064	100.0
Less: Business tax and related surcharges	(353,418)	(6.1)	(391,821)	(6.2)	(411,118)	(66,260)	(6.2)
Net revenues	5,416,317	93.9	5,961,150	93.8	6,271,630	1,010,804	93.8

Leased-and-operated Hotels. In 2014, we generated revenues of RMB 5.74 billion (US$925.4 million) from our leased-and-operated hotels, which accounted for 85.9% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

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

Franchised-and-managed Hotels. In 2014, we generated revenues of RMB 940.9 million (US$151.7 million) from our franchised-and-managed hotels, which accounted for 14.1% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels to our hotel chain.

For our franchised-and-managed hotels, we franchise our brands to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is required to pay us an initial franchise fee between RMB 0.25 million and RMB 0.45 million per hotel, an annual brand royalty fee of 3% of the revenues of the hotel, an annual management fee of 1.5% of the revenues of the hotel and an annual franchise fee of 1.5% of the revenues of the hotel, with the exception that annual management fees and annual franchise fees in new Motel franchise agreements are generally only 1% each. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of our hotel chain, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is eight to ten years. Motel franchise agreements that were signed before the acquisition differ in certain respects: in particular, the initial franchise fee was between RMB 0.1 million and RMB 0.4 million per hotel, the ongoing total royalty fees, management fees and franchise fees payable by the franchisee under those agreements are typically between 3% and 4% in the first year and between 4% and 5% in later years, and the duration is typically five years.

For each franchised-and-managed hotel under our standard franchise agreement, we recognize the initial franchise fee as revenue when the franchised-and-managed hotel opens for business, the fee becomes non-refundable, and we have fulfilled all our commitments and obligations associated with these initial fees. We recognize ongoing royalty fees, management fees and franchise fees as revenues when the franchised-and-managed hotel recognizes revenues from which we derive these fees. We recognize fees received from franchisees for system usage, maintenance and support as revenues when our services are rendered. The Motel franchise agreements that were signed before the acquisition differ in certain respects: we recognize the initial franchise fee as deferred revenue when cash is received and recognize as revenue during the franchising period which usually is five years as the franchisees have a refund right that lapses gradually over a five-year period.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for our leased-and-operated hotels, personnel costs of our franchised-and-managed hotels, sales and marketing expenses, and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	5,769,735	100.0	6,352,971	100.0	6,682,748	1,077,064	100.0
Less: Business tax and related surcharges	(353,418)	(6.1)	(391,821)	(6.2)	(411,118)	(66,260)	(6.2)
Net revenues	5,416,317	93.9	5,961,150	93.8	6,271,630	1,010,804	93.8
Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(1,953,243)	(33.9)	(2,108,924)	(33.2)	(2,172,804)	(350,192)	(32.6)
Personnel costs	(1,037,371)	(18.0)	(1,073,754)	(16.9)	(1,075,222)	(173,294)	(16.1)
Depreciation and amortization	(612,789)	(10.6)	(692,945)	(10.9)	(742,886)	(119,731)	(11.1)
Consumables, food and beverage	(351,338)	(6.1)	(343,029)	(5.4)	(362,760)	(58,466)	(5.4)
Others	(687,254)	(11.9)	(648,299)	(10.2)	(669,441)	(107,894)	(10.0)
Total leased-and-operated hotel costs	(4,641,995)	(80.5)	(4,866,951)	(76.6)	(5,023,113)	(809,577)	(75.2)
Personnel costs of franchised-and-managed hotels	(125,031)	(2.2)	(157,314)	(2.5)	(201,244)	(32,435)	(3.0)
Sales and marketing expenses	(76,878)	(1.3)	(109,935)	(1.7)	(109,813)	(17,699)	(1.6)
General and administrative expenses	(315,235)	(5.5)	(313,480)	(4.9)	(312,008)	(50,287)	(4.7)
Total operating costs and expenses	(5,159,139)	(89.5)	(5,447,680)	(85.7)	(5,646,178)	(909,998)	(84.5)

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

Personnel Costs of Franchised-and-managed Hotels. Our operating costs for franchised-and-managed hotels consist primarily of the compensation of the manager of the hotel, who is our employee. Some of our managers are responsible for two or more hotels. The other people who work at our franchised-and-managed hotels are employed by the franchisee.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising expenses, production costs of marketing materials, expenses associated with our membership reward program, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our sales and marketing expenses could increase as we promote our brands.

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for our corporate office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, and rental payments relating to office and administrative functions. Our general and administrative expenses have decreased in each of the last two years thanks to our cost control measures, and we will continue to focus on controlling costs even as we continue to expand our business.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below. Share-based compensation expenses are allocated among these items based on the nature of the work our employees were assigned to perform.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Leased-and-operated hotel costs—personnel costs	8,199	8.8	7,904	9.2	7,702	1,241	8.8
Personnel costs of franchised-and-managed hotels	9,578	10.3	11,013	12.8	13,152	2,120	15.0
Sales and marketing expenses	1,535	1.6	1,514	1.8	832	134	0.9
General and administrative expenses	74,064	79.3	65,584	76.2	66,020	10,640	75.3
Total share-based compensation expense	93,376	100.0	86,015	100.0	87,706	14,135	100.0

Non-GAAP Financial Measures. To supplement our consolidated financial results presented in accordance with U.S. GAAP, we use two measures defined as non-GAAP financial measures in evaluating our business: EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP). We define EBITDA (non-GAAP) as net income attributable to Homeinn’s shareholders before interest income, interest expenses, income tax expense, and depreciation and amortization. We define adjusted EBITDA (non-GAAP) as EBITDA (non-GAAP) further adjusted to eliminate net foreign exchange loss or gain, share-based compensation, gain on buy-back of convertible bonds, issuance costs for convertible bond, acquisition expenses and integration cost for Motel, loss or gain on change in fair value of interest swap transaction and loss or gain on change in fair value of convertible notes. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table below.

	For the Year Ended December 31,
	2012	2013	2014
Reconciliation of non-GAAP financial measures	RMB	RMB	RMB	US$
Net income attributable to Homeinn’s shareholders	(26,776)	196,222	513,115	82,701
Interest income	(11,874)	(6,216)	(9,295)	(1,498)
Interest expenses	119,416	54,149	41,759	6,730
Income tax expense	136,305	206,997	231,323	37,283
Depreciation and amortization	632,468	714,482	769,911	124,087
EBITDA (non-GAAP)	849,539	1,165,634	1,546,813	249,303
Foreign exchange (gain)/loss, net	(217)	(49,830)	11,500	1,853
Share-based compensation	93,376	86,015	87,706	14,135
Gain on buy-back of convertible notes	—	—	(650)	(105)
Gain on waived liability related with Motel acquisition	—	—	(11,919)	(1,921)
Accelerated fee amortization on early extinguishment of Term Loan	—	41,872	—	—
Acquisition expenses—Fairyland	—	—	691	111
Integration cost	96,952	15,047	7,285	1,174
Non-operating expenses—loss/(gain) on change in fair value of interest swap transaction	6,665	(912)	—	—
Loss/ (gain) on change in fair value of convertible notes	87,099	133,404	(71,945)	(11,595)
Adjusted EBITDA (non-GAAP)	1,133,414	1,391,230	1,569,481	252,955
Adjusted EBITDA (non-GAAP) as a percentage of total revenue	19.6%	21.9%	23.5%	23.5%

Seasonality

Our business is subject to fluctuations in revenues due to seasonality, which may cause fluctuations in our quarterly operating results. Generally, the first quarter accounts for a lower percentage of our annual revenues than other quarters of the year due to the Chinese New Year holiday. Further, travel volume in second and third quarters of the year is generally higher given better weather conditions and school vacations. Therefore, you should not rely on our operating results for prior quarters as an indication of our results in any future period.

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

Motel has subsidiaries in the British Virgin Islands and the Republic of Mauritius. These subsidiaries are not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands or the Republic of Mauritius.

Our subsidiaries in China are subject to a business tax at a rate of 5% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries in China are generally subject to the standard enterprise income tax at a rate of 25%. One of our subsidiaries, Suzhou Hengchuang Software Co., Ltd., is subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” i.e., enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Undistributed earnings generated prior to January 1, 2008 are exempt from the 10% PRC income tax. We are a holding company incorporated in the Cayman Islands that indirectly holds, through subsidiaries in the Cayman Islands, the British Virgin Islands, Mauritius and Hong Kong, other subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China will be subject to the 10% income tax if we or our other offshore holding companies are considered as “non-resident enterprises” under the Enterprise Income Tax Law.

Under a special arrangement between China and Hong Kong, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary, which would otherwise be subject to a 10% withholding tax, may be subject to a 5% preferential withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” of our PRC subsidiaries and is otherwise entitled to the benefits under the special arrangement. The State Administration for Taxation promulgated the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owners”. If our Hong Kong subsidiaries are not considered to be the “beneficial owners” of our PRC subsidiaries under this notice, any dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. Moreover, under the Enterprise Income Tax Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of our ADSs or ordinary shares, if such income is sourced from within the PRC.

Our effective income tax rate varies over the years and the following table sets forth a reconciliation between statutory tax rate and the effective tax rate:

	2012	2013	2014
Statutory corporate income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(1)%	(1)%	(1)%
Tax differential for the expenses recorded by Homeinns Hotel Group and its subsidiaries registered in the Cayman Islands, BVI and Mauritius which are not subject to tax	68%	17%	3%
Permanent difference for non-deductible expenses	7%	4%	2%
Withholding tax on earnings no longer considered indefinitely reinvested	21%	6%	2%
Effective corporate income tax rate	120%	51%	31%

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

Allowance for Doubtful Accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. For the years ended December 31, 2013 and 2014, the allowance for doubtful accounts was RMB 1.6 million and RMB 0.4 million (US$0.1 million), respectively.

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

We perform a goodwill impairment assessment under one single reporting unit. We assess qualitative factors firstly by comparing the fair value of the reporting unit with its carrying amount, including goodwill. We determine that our quoted ADS market price is the best evidence of fair value and we use it as the basis of the fair value measurement (in accordance with ASC 350-20-35-22). As of December 31, 2013 and 2014, our market capitalization well exceeded the carrying amount of the reporting unit. No impairment of goodwill was recognized for the years ended December 31, 2012, 2013 and 2014.

Impairment of Long-lived Assets and Definite-lived Intangible Assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of long-lived assets and definite-lived intangible assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. The impairment losses on property and equipment recognized for the years ended December 31, 2012, 2013 and 2014 were RMB 12.6 million, RMB 0.6 million and RMB 17.5 million (US$2.8 million), respectively. The impairment losses on intangible assets recognized for the years ended December 31, 2012, 2013 and 2014 were nil, nil and RMB 1.4 million (US$0.2 million), respectively

Accruals for Customer Reward Program

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

After the acquisition of Motel, the terms under the Motel’s customer reward program have been updated to conform to that of Homeinn’s customer reward program.

As of December 31, 2013 and 2014, the accruals for customer reward program amounted to RMB 21.8 million and RMB 33.5 million (US$5.4 million), respectively. We recognized expenses for the customer rewards program of RMB 3.3 million, RMB 20.7 million and RMB 21.9 million (US$3.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which historically have approximated 3% to 6% of the room revenues of the franchised-and-managed hotels. The franchise fee is an initial one-time fee. For franchise agreements signed under the Homeinn brand and Yitel brand, and franchise agreements signed under the Motel brand and Fairyland brand after our acquisition, the franchise fee is recognized as revenue when the franchised hotel opens for business, the franchise fee becomes non-refundable, and we have fulfilled all our commitments and obligations including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. For franchise agreements signed by Motel prior to our acquisition of it, the franchise fee is recorded as deferred revenue when the cash is received and recognized as revenue during the franchising period which usually is five years as the franchisees have a refund right that lapses proportionately over a five-year period. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include a system maintenance and support fee and a central reservation system usage fee, which are recognized when services are provided.

We estimated that the average life of memberships is approximately two years based on historical data and our accumulated knowledge of membership activity patterns. Therefore, revenue from one-time membership fees is recognized over two years on a straight line basis. For the years ended December 31, 2012, 2013 and 2014, we recognized revenues of RMB 172.1 million, RMB 178.8 million and RMB 188.9 million (US$30.4 million) from one-time membership fees, respectively.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2013 and 2014, there were no uncertain tax positions.

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	5,164,799	89.5	5,587,480	88.0	5,741,804	925,411	85.9
Franchised-and-managed hotels	604,936	10.5	765,491	12.0	940,944	151,653	14.1
Total revenues	5,769,735	100.0	6,352,971	100.0	6,682,748	1,077,064	100.0
Less: Business tax and related surcharges	(353,418)	(6.1)	(391,821)	(6.2)	(411,118)	(66,260)	(6.2)
Net revenues	5,416,317	93.9	5,961,150	93.8	6,271,630	1,010,804	93.8
Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(1,953,243)	(33.9)	(2,108,924)	(33.2)	(2,172,804)	(350,192)	(32.6)
Personnel costs	(1,037,371)	(18.0)	(1,073,754)	(16.9)	(1,075,222)	(173,294)	(16.1)
Depreciation and amortization	(612,789)	(10.6)	(692,945)	(10.9)	(742,886)	(119,731)	(11.1)
Consumables, food and beverage	(351,338)	(6.1)	(343,029)	(5.4)	(362,760)	(58,466)	(5.4)
Others	(687,254)	(11.9)	(648,299)	(10.2)	(669,441)	(107, 894)	(10.0)
Total leased-and-operated hotel costs	(4,641,995)	(80.5)	(4,866,951)	(76.6)	(5,023,113)	(809,577)	(75.2)
Personnel costs of franchised-and-managed hotels	(125,031)	(2.2)	(157,314)	(2.5)	(201,244)	(32,435)	(3.0)
Sales and marketing expenses	(76,878)	(1.3)	(109,935)	(1.7)	(109,813)	(17,699)	(1.6)
General and administrative expenses	(315,235)	(5.5)	(313,480)	(4.9)	(312,008)	(50,287)	(4.7)
Total operating costs and expenses	(5,159,139)	(89.5)	(5,447,680)	(85.7)	(5,646,178)	(909,998)	(84.5)
Other income	16,558	0.3	11,089	0.2	15,193	2,449	0.3
Income from operations	273,736	4.7	524,559	8.3	640,645	103,255	9.6
Interest income	11,874	0.2	6,216	0.1	9,295	1,498	0.1
Interest expense	(119,416)	(2.1)	(54,149)	(0.9)	(41,759)	(6,730)	(0.6)
Accelerated fee amortization on early extinguishment of Term Loan	—	—	(41,872)	(0.7)	—	—	—
Loss from equity investment	(2,305)	(0.0)	(792)	(0.0)	(324)	(52)	(0.0)
(Loss) /gain on change in fair value of convertible notes	(87,099)	(1.5)	(133,404)	(2.1)	71,945	11,595	1.1
Gain on buy-back of convertible bond	—	—	—	—	650	105	0.0
Non-operating income	43,248	0.8	53,663	0.8	81,739	13,174	1.2
Non-operating expenses	(6,665)	(0.1)	(1,000)	(0.0)	—	—	—
Foreign exchange gain/(loss), net	217	0.0	49,830	0.8	(11,500)	(1,853)	(0.2)
Income before income tax expense and noncontrolling interests	113,590	2.0	403,051	6.3	750,691	120,992	11.2
Income tax expense	(136,305)	(2.4)	(206,997)	(3.3)	(231,323)	(37,283)	(3.5)
Net (loss)/income	(22,715)	(0.4)	196,054	3.0	519,368	83,709	7.8
Less: Net (income)/loss attributable to noncontrolling interests	(4,061)	(0.1)	168	0.0	(6,253)	(1,008)	(0.1)
Net (loss)/income attributable to Homeinn’s shareholders	(26,776)	(0.5)	196,222	3.0	513,115	82,701	7.7

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our total revenues increased by 5.2% from RMB 6.35 billion in 2013 to RMB 6.68 billion (US$1.08 billion) in 2014.

•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 2.7% from RMB 5.59 billion in 2013 to RMB 5.74 billion (US$925.4 million) in 2014. This increase was primarily due to an increase in the number of leased-and-operated hotels in operation from 872 hotels with 112,369 rooms as of December 31, 2013 to 914 hotels with 115,348 rooms as of December 31, 2014, as a result of our organic growth as well as merger and acquisition activity, partially offset by a 2.3% decrease in RevPAR in 2014 compared to 2013 driven by the decrease in occupancy, which was mainly due to the soft macroeconomic conditions throughout 2014.

•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased by 22.9% from RMB 765.5 million in 2013 to RMB 940.9 million (US$151.7 million) in 2014. This growth was primarily due to an increase in the number of franchised-and-managed hotels in operation from 1,308 hotels with 144,186 rooms as of December 31, 2013 to 1,695 hotels with 180,727 rooms as of December 31, 2014, as a result of our organic growth, partially offset by a 4.6% decrease in RevPAR in 2014 compared to 2013 driven by the decrease in occupancy, which was mainly due to the soft macroeconomic conditions throughout 2014.

Operating Costs and Expenses. Our total operating costs and expenses increased by 3.7% from RMB 5.45 billion in 2013 to RMB 5.65 billion (US$910.0 million) in 2014.

•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs were RMB 5.02 billion (US$809.6 million) or 87.5% of the leased-and-operated hotels revenues in 2014, compared to RMB 4.87 billion or 87.1% of the leased-and-operated hotels revenues in 2013. The increase in total leased-and-operated hotel costs was primarily due to an increase in the number of leased-and-operated hotels in operation. The increase in these costs as a percentage of leased-and-operated hotel revenues was mainly due to the decrease in RevPAR, which resulted in a lower revenue base per hotel, while a significant portion of the hotel cost was fixed.

•	Personnel Costs of Franchised-and-managed Hotels. Our personnel costs of franchised-and-managed hotels were RMB 201.2 million (US$32.4 million) or 21.4% of the franchised-and-managed hotel revenues in 2014, compared to RMB 157.3 million or 20.6% of the franchised-and-managed hotel revenues in 2013. The increase in personnel costs of franchised-and-managed hotels was primarily due to an increase in the number of franchised-and-managed hotels in operation. The increase in these costs as a percentage of franchised-and-managed hotel revenues was mainly due to a lower revenue base per hotel resulting from the decrease in RevPAR in 2014.

•	Sales and Marketing Expenses. Our sales and marketing expenses remained relatively steady, at RMB 109.8 million (US$17.7 million) or 1.6% of total revenues in 2014 as compared to RMB 109.9 million or 1.7% of total revenues in 2013. We made consistent on-going marketing efforts to support brand building and revenue growth in 2014.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 0.5% from RMB 313.5 million or 4.9% of total revenues million in 2013 to RMB 312.0 million (US$50.3 million) or 4.7% of total revenues in 2014. The decrease in general and administrative expenses as a percentage of total revenues was driven by effective cost control at our headquarters and continued benefits from economy of scale.

Income from Operations. Our income from operations increased by 22.1% from RMB 524.6 million or 8.3% of total revenue in 2013 to RMB 640.6 million (US$103.3 million) or 9.6% of total revenue in 2014. This increase in the income from operations margin rate was mainly driven by increasing revenue contribution from high-margin franchised-and-managed operations and continued cost control initiatives.

Interest Expense, Net. Our net interest expense decreased from RMB 47.9 million in 2013 to RMB 32.5 million (US$5.2 million) in 2014, primarily because we paid off our term loan from the Industrial and Commercial Bank of China (Europe) S.A. in September 2014.

Loss/(Gain) on Change in Fair Value of Convertible Notes. The fair value of our convertible notes is affected by changes in our ADS price, the volatility of our ADS price and market interest rates. We incurred a gain of RMB 71.9 million (US$11.6 million) on change in fair value of convertible notes in 2014, compared to a loss of RMB 133.4 million in 2013. The gain in 2014 was primarily driven by the decrease in our ADS price during the year from US$43.64 to US$30.02.

Foreign Exchange Gain/(Loss), Net. Our net foreign exchange loss was RMB 11.5 million (US$1.9 million) in 2014 compared to a gain of RMB 49.8 million in 2013, primarily because we had a net liability position in U.S. dollars in 2013 and 2014 and the RMB depreciated against the U.S. dollar in 2014 whereas it appreciated in 2013.

Income Tax Expense. Our income tax expense increased by 11.7% from RMB 207.0 million in 2013 to RMB 231.3 million (US$37.3 million) in 2014, primarily due to the increase in our income from operations, which led to an increase in our income before income tax.

Net (Loss)/Income. As a cumulative result of the above factors, we had a net income of RMB 513.1 million (US$82.7 million) in 2014 as compared to net loss of RMB 196.2 million in 2013.

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

Income from Operations. Our income from operations increased by 91.7% from RMB 273.7 million or 4.7% of total revenue in 2012 to RMB 524.6 million (US$86.7 million) or 8.3% of total revenue in 2013. This increase in the income from operations margin rate mainly resulted from increasing revenue from high-margin franchise-and-managed operations, meaningful improvements in Motel performance and continued benefits from effective cost control and efficiency improvement.

Interest Expense, Net. Our net interest expense decreased from RMB 107.5 million in 2012 to RMB 47.9 million (US$7.9 million) in 2013, primarily because we had a lower average outstanding term loan balance and we replaced our previous overseas term loan with a term loans of US$1.17 billion from the Industrial and Commercial Bank of China (Europe) S.A. bearing a lower interest rate.

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

Our financing activities consist of issuance and sale of our shares and convertible bonds and notes to investors and related parties, borrowings from third-party lenders and our public offerings of our shares. As of the date of this annual report, we had convertible notes with an outstanding principal amount of US$174.0 million. We also have credit facilities of RMB 2,067 million (US$333.1 million) from domestic banks which are available to be drawn down if needed.

As of December 31, 2014, we had entered into binding contracts with lessors of 28 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB 159.1 million (US$25.6 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. In addition, we plan to incur an additional RMB 55.3 million (US$8.9 million) for our Wujiang headquarters construction. We intend to fund this planned expansion and construction with our operating cash flow, our existing cash balance and bank credit facilities.

As of December 31, 2014, our current liabilities exceeded our current assets by approximately RMB 1,378 million. These current liabilities include US$174 million outstanding principal amount of our 2.00% Convertible Senior Notes due December 15, 2015. As of December 31, 2014, our credit facilities were RMB 2,067 million, and these facilities are available to be drawn down if needed. We believe that our available cash and cash equivalents and our anticipated cash flows from operating activities, together with drawing down the above credit facilitates, if needed, will allow us to maintain a sufficient cash position and liquidity status for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net cash provided by operating activities	747,779	1,192,269	1,345,208	216,810
Net cash used in investing activities	(1,001,634)	(861,957)	(506,228)	(81,590)
Net cash provided by/(used in) financing activities	(864,284)	169,336	(1,046,079)	(168,598)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,743)	(6,061)	46	7
Net (decrease) /increase in cash and cash equivalents	(1,122,882)	493,587	(207,053)	(33,371)
Cash and cash equivalents at beginning of year	1,786,038	663,156	1,156,743	186,433
Cash and cash equivalents at end of year	663,156	1,156,743	949,690	153,062

Operating Activities

Net cash provided by operating activities amounted to RMB 1.35 billion (US$216.8 million) in 2014, as compared to net income of RMB 513.1 million (US$82.7 million). The principal working capital items accounting for the difference between our net cash provided by operating activities and net income included an increase in deferred rental and deposits of RMB 43.4 million (US$7.0 million) as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels and franchised-and-managed hotels. However, non-cash items accounted for most of the difference between our net cash provided by operating activities and our net income. The principal non-cash items were depreciation and amortization of RMB 769.9 million (US$124.1 million), which is growing in line with our business and share-based compensation of RMB 87.7 million (US$14.1 million) primarily relating to share options we granted in years prior to 2014, partially offset by gain on change in fair value of convertible notes of RMB 71.9 million (US$11.6 million) relating to the convertible notes we issued in 2010 and a deferred income tax benefit of RMB 59.0 million (US$9.5 million).

Net cash provided by operating activities amounted to RMB 1.19 billion (US$197.0 million) in 2013, as compared to net income of RMB 196.2 million (US$32.4 million). The principal working capital items accounting for the difference between our net cash provided by operating activities and net income included an increase in deferred rental and deposits of RMB 83.7 million (US$13.8 million) as a result of an increase in the number of our contracted and newly opened leased-and-operated hotels and franchised-and-managed hotels. However, non-cash items accounted for most of the difference between our net cash provided by operating activities and our net income. The principal non-cash items were depreciation and amortization of RMB 714.5 million (US$118.0 million), which is growing in line with our business, loss on change in fair value of convertible notes of RMB 133.4 million (US$22.0 million) relating to the convertible notes we issued in 2010 and share-based compensation of RMB 86.0 million (US$14.2 million) primarily relating to share options we granted in years prior to 2013, partially offset by a deferred income tax benefit of RMB 77.4 million (US$12.8 million).

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

Investing Activities

Net cash used in investing activities in 2014 amounted to RMB 506.2 million (US$81.6 million), primarily due to leasehold improvements, including RMB 352.0 million (US$56.7 million) for new hotels, RMB 200.4 million (US$32.3 million) for upgrades of existing hotels, and RMB 48.4 million (US$7.8 million) for construction of our new headquarters in Wujiang. Net cash used in acquisition activities as well as in equity investments amounted to RMB 91.6 million (US$14.8 million), including the acquisition of Fairyland and other equity investments. Cash received from restricted cash amounted to RMB 154.4 million (US$24.9 million).

Net cash used in investing activities in 2013 amounted to RMB 862.0 million (US$142.4 million), primarily due to leasehold improvements, including RMB 790.9 million (US$130.6 million) for new hotels, RMB 84.3 million (US$13.9 million) for construction of our new headquarters in Wujiang and RMB 1.9 million (US$0.3 million) for upgrades of existing hotels.

Net cash used in investing activities in 2012 amounted to RMB 1,001.6 million, primarily due to leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels as well as to settle the payment for Motel and other acquisitions.

Financing Activities

Net cash used in financing activities in 2014 amounted to RMB 1,046.1 million (US$168.6 million), primarily due to repayment of long term loans of RMB 719.4 million (US$116.0 million). In September 2014, the Company repaid the US$117.0 million term loan from the Industrial and Commercial Bank of China (Europe) S.A. originally due June 2016. We also repaid an RMB 133.0 million (US$21.4 million) term loan for YunshangSiji Hotel Management Company in June and July 2014, after we had acquired 100% of that company. Cash used for the unsettled liability relating to the acquisition of Motel 168 amounted to RMB 154.4 million (US$24.9 million).

Net cash provided by financing activities in 2013 amounted to RMB 169.3 million (US$28.0), primarily due to proceeds from the exercise of share options of RMB 193.3 million (US$31.9 million). In June 2013, we refinanced the remaining balance on our existing term loan facility by borrowing an aggregate of US$117 million from the Industrial and Commercial Bank of China (Europe) S.A.

Net cash used in financing activities in 2012 amounted to RMB 864.3 million, primarily consisting of RMB 111.9 million for our convertible bonds that matured in December 2012 and RMB 760.9 million to repay part of the term loan we borrowed for the Motel acquisition.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment, the construction of our Wujiang headquarters and the purchase and development of technology, information and operational software. Our capital expenditures totaled RMB 1.01 billion, RMB 929.5 million and RMB 606.5 million (US$97.7 million) in 2012, 2013 and 2014, respectively.

The following table sets forth the breakdown of our capital expenditures on an accrual basis for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
New hotel development	931,422	632,614	367,791	59,277
Hotel redevelopment and renovations	41,995	129,639	169,052	27,246
Capital expenditures for headquarters	28,188	156,728	57,650	9,291
Others	10,408	10,503	11,957	1,927
Total	1,012,013	929,484	606,450	97,741

The downsizing of our capital expenditures from year to year has been driven primarily by our shift in focus to opening more franchised-and-managed hotels. We expect that around 90% of the hotels we open in 2015 will be franchised-and-managed hotels. In addition, our acquisition of 26 Fairyland leased-and-operated hotels in 2014 allowed us to increase our number of leased-and-operated hotels without consuming substantial capital expenditures. We expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Convertible notes with principal and interest	1,085	1,085	—	—	—
Operating lease obligations	16,830	1,727	3,480	3,300	8,323
Purchase obligations	214	208	6	—	—
Total	18,129	3,020	3,486	3,300	8,323

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2014.

Name	Age	Position/Title
Yi Liu	54	Co-Chairman of the Board of Directors, Independent Director
Neil Nanpeng Shen	47	Co-Founder, Co-Chairman of the Board of Directors, Independent Director
David Jian Sun	50	Chief Executive Officer, Director
May Wu	47	Chief Strategy Officer
Cathy Xiangrong Li	42	Chief Financial Officer
Jason Xiangxin Zong	50	Chief Operating Officer
Min Bao	55	Independent Director
James Jianzhang Liang	45	Co-Founder, Independent Director
Kenneth Gaw	44	Independent Director
Terry Yongmin Hu	45	Independent Director
Arthur M. Wang	54	Independent Director

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

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and our independent director since 2007. He is the founding managing partner of Sequoia Capital Advisors (Hong Kong) Limited, or Sequoia. In 1999, prior to founding Sequoia, he co-founded Ctrip.com International, Ltd., or Ctrip, a leading travel service provider in China listed on Nasdaq. Mr. Shen served as Ctrip’s chief financial officer from 2000 to 2005 and as its president from 2003 to 2005. He has been a director of Ctrip since 1999. Before founding Ctrip, Mr. Shen worked in the investment banking industry as a director at Deutsche Bank Hong Kong from 1996 to 1999, and prior to that at Chemical Bank, Lehman Brothers and Citibank in Hong Kong and the United States. In addition to the above, Mr. Shen is a director of a number of public and private companies, including: a director of E-House (China) Holdings Limited, a leading real estate service company in China listed on the New York Stock Exchange; a director of Momo Inc., a leading mobile social networking platform in China listed on Nasdaq; and a director of Qihoo 360 Technology Co. Ltd., an internet company listed on the New York Stock Exchange. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in 1988 and a master’s degree from the School of Management at Yale University in 1992.

David Jian Sun has served as our director and chief executive officer since 2004. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. From 2010 to 2014, Mr. Sun served as independent director, chairman of the compensation committee and a member of the audit committee of Mecox Lane Limited, an online platform for apparel and accessories listed on Nasdaq. Since 2014, Mr. Sun has served as an independent director and a member of the compensation committee of three companies listed on the New York Stock Exchange, including E-House (China) Holdings Limited, Leju Holdings Limited, a leading online-to-offline real estate services provider in China, and eHi Car Services Limited, a leading car services and car rental provider in China. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

May Wu has served as our chief strategy officer since 2010. She also served as the chief executive officer of our Yitel brand from 2010 to 2012, and was our chief financial officer from 2006 to 2010 and our acting chief financial officer effective from May to August 2014. Prior to joining our company, Ms. Wu was a first vice president at Schroder Investment Management North America Inc. from 2005 to 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. Prior to that, Ms. Wu was an equity research analyst from 1998 to 2002 at J.P. Morgan Asset Management and also a vice president from 2000 to 2002. Since 2010, she has served as independent director, chair of the audit committee, and member of the compensation committee and corporate governance and nominating committee of Noah Holdings, a distributor and manager of wealth management products to high net worth individuals and corporations in China listed on the New York Stock Exchange. From 2010 to 2013, she served as independent director and member of the audit committee of County Style Cooking Restaurant China Co., Ltd., a quick service restaurant chain in China listed on the New York Stock Exchange. From 2008 to 2012, she was an independent director and chair of the audit committee of E-House (China) Holdings Limited, a leading real estate service company based in China and listed on the New York Stock Exchange. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Cathy Xiangrong Li has served as our chief financial officer since August 2014. Ms. Li was the chief financial officer of Hengdeli Holdings Limited, a company listed on the Hong Kong Stock Exchange, from 2010 to 2014. Prior to joining Hengdeli, Ms. Li was the group finance director of Unilever Greater China Group from 2007 to 2010. Ms. Li joined Unilever in 1993 as a management trainee and held various accounting, finance, and managerial positions in a number of divisions or subsidiaries in China, the United Kingdom, and Singapore between 1993 and 2010. Ms. Li holds a bachelor’s degree in economics jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies University, with a major in international accounting. She obtained her master’s degree in executive management and business administration (EMBA) from China Europe International Business School. Ms. Li is a fellow of the Association of Chartered Certified Accounts (ACCA) and a member of the Chinese Institute of Certified Public Accounts.

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

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and has been a director of Ctrip since its inception and the chairman of its board of directors since 2003. Mr. Liang also served as Ctrip’s chief executive officer from 2000 to 2006 and has resumed that role since March 2013. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Since 2014, Mr. Liang has served as a director of Tuniu Corporation, a leading online leisure travel company in China listed on Nasdaq, and eHi Car Services Limited. Mr. Liang received his Ph.D. in economics from Stanford University in 2011, and his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.

Kenneth Gaw has served as our independent director since 2006. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder and president of Gaw Capital Partners, a private equity firm focusing on real estate investment and management. Mr. Gaw currently serves on the boards of several companies, including Pioneer Global Group Limited, Gaw Capital Partners, Hong Kong Thailand Business Council, a non-profit organization, and DusitThani Public Company Limited, a company that owns and operates hotels in Thailand. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.

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

Arthur M. Wang has served as our independent director and member of the audit committee of the board of directors since 2009. Mr. Wang is the chief executive officer of 698 Capital, a private investment firm. He is also a member of the board of Linmark Group, a global sourcing firm listed on the Stock Exchange of Hong Kong, where he serves as chair of the compensation committee. Mr. Wang was the chief executive officer and a director of Gigamedia Limited, a Nasdaq-listed online entertainment and game firm, from 2003 to 2011. Mr. Wang was also the managing director of 698 Capital and an executive director of KGI Asia Limited, where he served as head of corporate finance. He has also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the arm of Softbank Corporation listed on the Stock Exchange of Hong Kong. Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his juris doctorate degree from Yale Law School. He previously practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher &Flom LLP.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB 7.8 million (US$1.3 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

2006 Plan. In 2006, our board of directors and shareholders approved our 2006 Share Incentive Plan, or the 2006 Plan, to replace the 2003 Plan. At our annual general meetings on November 3, 2009 and September 15, 2011, our shareholders approved increases in the number of ordinary shares that may be granted under the 2006 Plan. As of February 28, 2015, the maximum number of ordinary shares permitted to be issued pursuant to awards under the 2006 Plan was 15,062,194. We have granted 10,328,050 options under the 2006 Plan as of February 28, 2015, of which 5,897,428 had been exercised, 1,232,478 had been cancelled and 3,198,144 remained outstanding on that date. We have also granted 3,043,850 restricted share units under the 2006 Plan as of February 28, 2015, of which 692,024 have vested, 1,974,732 remain unvested and 377,094 have been forfeited as of that date.

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

Amendment to the 2006 Plan. In 2009, our board of directors and shareholders approved an amendment to our 2006 Plan to increase the award pool under the 2006 Plan by that number of shares equal to 6% of our total outstanding shares as of November 3, 2009. In 2011, our board of directors and shareholders approved an additional amendment to our 2006 Plan to further increase the award pool under the 2006 Plan by that number of shares equal to 6% of our total outstanding shares as of September 15, 2011 plus 6% of the number of shares issued in connection with the completion of the Motel acquisition.

The following table summarizes the grants of options and restricted share units we have made to our directors and executive officers and to other individuals as a group as of February 28, 2015, excluding options that had expired by that date but without giving effect to options that were exercised or cancelled. In the case of options, “Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not applicable (N/A).

Name	Number of Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yi Liu	24,000	14.64	1/1/2013	12/31/2017
	24,000	N/A	1/1/2013	N/A
	6,000	12.385	4/15/2013	4/14/2018
	6,000	N/A	4/15/2013	N/A
	6,000	14.95	3/18/2014	3/17/2019
	6,000	N/A	3/18/2014	N/A
Neil Nanpeng Shen	24,000	16.355	2/24/2011	2/23/2016
	6,000	13.43	3/12/2012	3/12/2017
	6,000	N/A	3/12/2012	N/A
	6,000	12.385	4/15/2013	4/14/2018
	6,000	N/A	4/15/2013	N/A
	6,000	14.95	3/18/2014	3/17/2019
	6,000	N/A	3/18/2014	N/A
David Jian Sun	120,000	16.355	2/24/2011	2/23/2016
	60,000	15.615	11/9/2011	11/8/2016
	24,000	13.43	3/12/2012	3/12/2017
	24,000	N/A	3/12/2012	N/A
	24,000	12.385	4/15/2013	4/14/2018
	24,000	N/A	4/15/2013	N/A
	96,000	14.95	3/18/2014	3/17/2019
May Wu	102,000	16.355	2/24/2011	2/23/2016
	20,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
	18,000	12.385	4/15/2013	4/14/2018
	18,000	N/A	4/15/2013	N/A
	48,000	14.95	3/18/2014	3/17/2019
Cathy Xiangrong Li	36,000	17.16	8/26/2014	8/25/2019
	72,000	N/A	8/26/2014	N/A
Jason Xiangxin Zong	84,000	16.355	2/24/2011	2/23/2016
	46,000	15.615	11/9/2011	11/8/2016
	18,000	13.43	3/12/2012	3/12/2017
	18,000	N/A	3/12/2012	N/A
	18,000	12.385	4/15/2013	4/14/2018
	18,000	N/A	4/15/2013	N/A
	82,800	14.95	3/18/2014	3/17/2019
Min Bao	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
	3,000	14.95	3/18/2014	3/17/2019

Name	Number of Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	3,000	N/A	3/18/2014	N/A
James Jianzhang Liang	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
	3,000	14.95	3/18/2014	3/17/2019
	3,000	N/A	3/18/2014	N/A
Kenneth Gaw	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
	3,000	14.95	3/18/2014	3/17/2019
	3,000	N/A	3/18/2014	N/A
Terry Yongmin Hu	15,000	16.355	2/24/2011	2/23/2016
	3,750	13.43	3/12/2012	3/12/2017
	3,750	N/A	3/12/2012	N/A
	3,750	12.385	4/15/2013	4/14/2018
	3,750	N/A	4/15/2013	N/A
	3,750	14.95	3/18/2014	3/17/2019
	3,750	N/A	3/18/2014	N/A
Arthur Wang	12,000	16.355	2/24/2011	2/23/2016
	3,000	13.43	3/12/2012	3/12/2017
	3,000	N/A	3/12/2012	N/A
	3,000	12.385	4/15/2013	4/14/2018
	3,000	N/A	4/15/2013	N/A
	3,000	14.95	3/18/2014	3/17/2019
	3,000	N/A	3/18/2014	N/A
Other individuals as a group	6,929,600

C.	Board Practices

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

In 2014, our board held meetings or passed resolutions by unanimous written consent 13 times.

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

Excluding employees of our franchised-and-managed hotels, we had 26,429 employees, 24,678 employees and 25,176 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, our employees consisted of 22,090 hotel-based employees, 272 reservation agents at our centralized reservation center, and 2,814 corporate staff. Approximately 26% of our employees are associated with labor unions. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2015 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	18,293,510	19.1
James Jianzhang Liang (4)	14,751,059	15.4
Yi Liu (5)	14,755,223	15.4
Min Bao (6)	14,764,273	15.4
David Jian Sun (7)	582,556	0.6
May Wu (8)	290,500	0.3
Jason Xiangxin Zong (9)	327,172	0.3
Kenneth Gaw (10)	143,459	0.2
Terry Yongmin Hu (11)	48,748	0.1
Arthur Wang (12)	33,000	0.0
Cathy Xiangrong Li (13)	*	*
All Directors and Executive Officers as a Group (14)	34,862,570	36.0
Principal Shareholders:
Poly Victory Investments Limited (15)	14,726,165	15.4
Ctrip.com International, Ltd.(16)	14,400,765	15.0
FMR LLC (17)	8,751,944	9.1
OppenheimerFunds, Inc. (18)	7,865,963	8.2

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 95,719,960, which was the number of ordinary shares outstanding as of February 28, 2015, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 28, 2015.

(3)	Includes (i) 371,000 ordinary shares held by Mr. Shen; (ii) 3,275,389 ordinary shares held by Smart Master International Limited, or Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen; (iii) 183,356 ordinary shares represented by ADS held by Smart Master; (iv) 63,000 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after February 28, 2015 and (v) 7,514,503 ordinary shares and 6,886,262 ordinary shares represented by ADSs held by subsidiaries of Ctrip, of which Mr. Shen is a co-founder and a director. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Includes (i) 2,250 ordinary shares held by Mr. Liang, (ii) 317,294 ordinary shares represented by ADS held by Ms. Lau, Mr. Liang’s wife; (ii) 30,750 ordinary shares issuable upon exercise of options held by Mr. Liang that that are exercisable within 60 days after February 28, 2015 and (iv) 7,514,503 ordinary shares and 6,886,262 ordinary shares represented by ADSs held by subsidiaries of Ctrip, of which Mr. Liang is chairman, a co-founder and a director. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes (i) 9,558 ordinary shares held by Mr. Liu, (ii) 19,500 ordinary shares issuable upon exercise of options held by Mr. Liu and (iii)13,446,959 ordinary shares and 1,279,206 ordinary shares represented by ADSs held by Poly Victory Investments Limited, of which Mr. Liu is a director. Mr. Liu is also the vice chairman and CEO of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Liu is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(6)	Includes (i) 1,858 ordinary shares held by Mr. Bao, (ii) 5,500 ordinary shares represented by ADSs held by Mr. Bao, (iii) 30,750 ordinary shares issuable upon exercise of options held by Mr. Bao that are exercisable within 60 days after February 28, 2015 and (iv) 13,446,959 ordinary shares and 1,279,206 ordinary shares represented by ADSs held by Poly Victory Investments Limited, of which Mr. Bao is a director. Mr. Bao also serves on the board of BTG, the parent company of Poly Victory Investments Limited. The business address of Mr. Bao is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	Includes (i) 21,750 ordinary shares held by Mr. Sun, (ii) 12,200 ordinary shares represented by ADSs held by Mr. Sun, (iii) 188,806 ordinary shares held by Peace Unity Investments Limited, a company solely owned and controlled him, (iv) 7,800 ordinary shares represented by ADSs held by Peace Unity Investments Limited, (v) 40,000 ordinary shares held by Mr. Sun’s daughters and (vi) 312,000 ordinary shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after February 28, 2015. The business address of Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(8)	Includes (i) 87,000 ordinary shares held by Ms. Wu and (ii) 203,500 ordinary shares issuable upon exercise of options held by Ms. Wu that are exercisable within 60 days after February 28, 2015. The business address of Ms. Wu is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)	Includes (i) 65,272 ordinary shares held by Mr. Zong, (ii) 10,000 ordinary shares represented by ADS and (iii) 251,900 ordinary shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days after February 28, 2015. The business address of Mr. Zong is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(10)	Includes (i) 36,250 ordinary shares held by Mr. Gaw, (ii) 32,800 ordinary shares represented by ADS held by Mr. Gaw, (iii) 32,659 ordinary shares held by Top Elite Company Limited, a company solely owned and controlled by Mr. Gaw, (iv) 11,000 ordinary shares represented by ADSs held by Top Elite and (v) 30,750 ordinary shares issuable upon exercise of options held by Mr. Gaw that are exercisable within 60 days after February 28, 2015. The business address of Mr. Gaw is 22nd Floor, 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong.

(11)	Includes (i) 10,312 ordinary shares held by Mr. Hu and (ii) 38,436 ordinary shares are issuable upon exercise of options held by Mr. Hu that are exercisable within 60 days after February 28, 2015. The business address of Mr. Hu is Suite 906 ICBC Tower, 3 Garden Road, Central, Hong Kong..

(12)	Includes (i) 2,250 ordinary shares held by Mr. Wang and (ii) 30,750 ordinary shares are issuable upon exercise of options held by Mr. Wang that are exercisable within 60 days after February 28, 2015. The business address of Mr. Wang is the Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong.

(13)	The business address of Ms. Li is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China

(14)	Includes (i) 25,105,816 ordinary shares, (ii) 8,745,418 ordinary shares represented by ADSs and (iii) 1,011,336 ordinary shares issuable upon exercise of options that are exercisable within 60 days after February 28, 2015.

(15)	Based on the Schedule 13G filed with the SEC on January 18, 2012. The ordinary shares include (i) 13,446,959 ordinary shares and (ii) 1,279,206 ordinary shares represented by ADSs. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group, which is a state-owned enterprise in China. The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. The principal business address of Beijing Tourism Group is No. 10 Yabao Road, Chaoyang District, Beijing 100020, the People’s Republic of China.

(16)	Based on the Schedule 13D/A filed with the SEC on May 21, 2009. The ordinary shares consist of 7,514,503 ordinary shares through private placement and 3,443,131 ADSs representing 6,886,262 ordinary shares purchased by Ctrip and its wholly-owned subsidiaries.

(17)	Based on the Schedule 13G/A filed with the SEC on February 13, 2015. FMR LLC’s principal business office is 245 Summer Street, Boston, Massachusetts 02110. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 whose principal business office is 245 Summer Street, Boston, Massachusetts 02110, is the beneficial owner of 8,751,944 ordinary shares represented by ADSs as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. One investment company, Fidelity Growth Company Fund, holds 5,455,444 of these ordinary shares. Fidelity Growth Company Fund has its principal business office at 245 Summer Street, Boston, Massachusetts 02110.

(18)	Based on the Schedule 13G/A filed with the SEC on January 9, 2015. OppenheimerFunds, Inc.’s principal business office is Two World Financial Center, 225 Liberty Street, New York, New York 10281. OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Oppenheimer Developing Markets Fund’s principal business office is 6803 S. Tucson Way, Centennial, Colorado 80112. Oppenheimer Developing Markets Fund is an investment company registered under section 8 of the Investment Company Act of 1940. OppenheimerFunds, Inc. is the beneficial owner of 7,865,963 ordinary shares represented by ADSs, including 6,717,713 ordinary shares represented by ADSs that are held by Oppenheimer Developing Markets Fund.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2015, we had 95,719,960 ordinary shares issued and outstanding. To our knowledge, we had only five record shareholders in the United States. The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 76.4% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transaction with Jian Guo Inns

Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG, which is the parent company of Poly Victory Investments Limited, one of our principal shareholders. From 2004 through the beginning of 2012, Jian Guo Inns was the lessor of three leased-and-operated hotels in our chain. One of the three property lease contracts was terminated from April 1, 2012 due to a change in the property’s ownership. In 2012, 2013 and 2014, we paid RMB 2.1 million, RMB 1.8 million and RMB 1.8 million (US$0.3 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Two of Ctrip’s directors, Neil Nanpeng Shen and James Jianzhang Liang, are also our directors. Some of our customers book our hotel rooms through Ctrip and we pay agency fees to Ctrip for such bookings. The amounts paid to Ctrip as agency fees in 2012, 2013 and 2014 and the first three months of 2015 were RMB 35.9 million, RMB 38.7 million, RMB 38.1 million (US$6.1 million) and RMB 7.9 million (US$1.3 million), respectively.

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

Dividend Policy

Currently we have no definitive plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2010	53.66	27.89
2011	44.48	25.00
2012	32.95	16.32
2013	44.17	23.93
2014	43.51	26.76

Quarterly Highs and Lows
First Quarter 2013	32.00	27.60
Second Quarter 2013	30.82	23.93
Third Quarter 2013	36.74	24.90
Fourth Quarter 2013	44.17	33.00
First Quarter 2014	43.51	29.10
Second Quarter 2014	34.27	26.88
Third Quarter 2014	36.48	28.99
Fourth Quarter 2014	31.80	26.76
First Quarter 2015	29.45	22.07

Monthly Highs and Lows
2014
October	30.21	26.76
November	31.80	28.91
December	30.89	27.80
2015
January	29.45	23.89
February	29.00	25.50
March	27.00	22.07
April (through April 23, 2015)	26.88	23.85

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since October 26, 2006 under the symbol “HMIN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

United States Federal Income Taxation

The following discussion describes the principal U.S. federal income tax consequences to U.S. Holders (defined below) under present U.S. federal income tax law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on U.S. federal income tax laws as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, possibly with retroactive effect.

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

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014 and we do not expect to be a PFIC for our current or any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several aspects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot guarantee you that we will not be a PFIC for our current or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

In December 2010, we issued US$184 million of convertible notes. The interest rate on these convertible notes is 2% per annum, payable semi-annually in arrears. No accrued interest is payable upon conversion. The convertible notes will mature on December 15, 2015. US$174.0 million in principal amount of convertible notes remained outstanding as of December 31, 2014.

We had cash and cash equivalents of RMB 949.7 million (US$153.1 million) as of December 31, 2014, and interest income of RMB 9.3 million (US$1.5 million) for the year ended December 31, 2014 derived entirely from our cash and cash equivalents.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to our cash and cash equivalent denominated in U.S. dollars, on the asset side, and our convertible notes and term loans denominated in U.S. dollars, on the liability side. As of December 31, 2014, we had cash and cash equivalents denominated in U.S. dollars of US$22.1 million, and we had US$174.0 million in outstanding convertible notes.

We expect to convert any money that we distribute to our entities outside of China from RMB into U.S. dollars.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Depreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange loss to us of approximately RMB 9.2 million (US$1.5 million), whereas appreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange gain to us of approximately the same amount.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Equity Prices

The closing price of our ADSs was US$30.02 as of December 31, 2014, and it has generally been between $15.00 and $50.000 for most of our history, the principal exception being the period during and following the global financial crisis in 2008 and 2009, when it was lower. An increase of US$10 in the market price of our ADSs from their closing price of US$30.02 as of December 31, 2014 would cause the fair value of our convertible notes to increase by US$7.6 million. A decrease of US$10 in the market price of our ADSs from their closing price of US$30.02 as of December 31, 2014 would cause the fair value of our convertible notes to decrease by US$1.2 million.

The volatility of the market price of our ADSs in 2014 was 32%. An increase of 5 percentage points in volatility would cause the fair value of our convertible notes to increase by approximately US$1.1 million, where as a decrease of 5 percentage points in volatility would cause the fair value of our convertible notes to decrease by approximately US$0.7 million.

Impact of Market Risk in 2014

The decrease in the market price of our ADSs and the decrease in the volatility of the market price of our ADSs in 2014, were responsible for that portion of the decline in the fair value of our convertible notes that is recorded as a gain on change in fair value of our convertible notes of RMB 71.9 million (US$11.6 million) on our statement of operations for the year ended December 31, 2014.

The appreciation of the U.S. dollar against the RMB in 2014 was responsible for an increase in the fair value of our outstanding U.S. dollar-denominated debt and debt instruments, which was partially offset by an increase in the value of our U.S. dollar-denominated cash and cash equivalents. The net effect is recorded as a foreign exchange loss of RMB 11.5 million (US$1.9 million) on our income statement for the year ended December 31, 2014.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. While inflation adds pressure on hotel operating costs such as rents and personnel costs, we are also able to increase the rates we charge at our hotels during times of rising prices and absorb part or all of the impact from rising operating costs, as long as the economy remains stable and improving. Continued efficiency and cost control measures as our company matures have also enabled us to effectively manage the impact of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial hotel staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future and if our ability to raise the rates we charge is constrained by overall market conditions in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We were entitled to receive US$363,614.48 (after withholding tax) for the period between January 1, 2014 and October 31, 2014 from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility. In addition, we are entitled to receive US$455,275.00 (including withholding tax) for the period between November 2014 and October 2015 from the depositary as the reimbursement for the same purpose. For the year ended December 31, 2014, a total of US$363,606.74 (after withholding tax) has been paid to us.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Attestation Report of the Registered Public Accounting Firm

See the consolidated financial statements of Homeinns Hotel Group, which are included at the end of this annual report.

Changes in Internal Control

There were no significant changes in internal control for the year ended December 31, 2014.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers ZhongTian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2013	2014
	(in thousands of RMB)
Audit fees (1)	9,048	9,188
Other service fee (2)	935	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Other service fee” means the fee billed for professional services for review of our data information security system.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers ZhongTian LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors has approved a share repurchase program of up to $35 million, effective for one year from March 11, 2015. Under the program, we are authorized to repurchase up to $35 million worth of our outstanding ADSs and ordinary shares from time to time depending on market conditions and other factors and in accordance with relevant rules under U.S. securities regulations. The repurchase program does not obligate us to make repurchases at any specific time. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The share repurchase program will be funded by our available cash balance.

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We did not hold an annual general meeting in 2013, but we did hold one in 2014 to approve the change in our name. We may hold annual shareholder meetings in the future if there are issues that require shareholder approval.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Homeinns Hotel Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, effective November 3, 2009 (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

2.1	Indenture, dated December 21, 2010, constituting US$184,000,000 2.00% Convertible Senior Notes due December 15, 2015 (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

Exhibit
Number	Description of Document

2.2	Amendment Agreement regarding indenture, dated April 26, 2011, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

4.1	Shareholders agreement, dated June 29, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.2	Employment Agreement between the Registrant and Jason Xiangxin Zong, dated January 1, 2007 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 18, 2008)

4.3	Registration Rights Agreement by and among the Registrant and Ctrip.com International, Ltd. as of May 7, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

4.4	Amended and Restated 2006 Share Incentive Plan, effective November 3, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33082) filed with the SEC on November 4, 2009)

4.5	Employment Agreement between the Registrant and David Jian Sun, dated January 1, 2007 (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.6	Employment Agreement between the Registrant and May Wu, dated January 1, 2007 (incorporated by reference to Exhibit 10.5 of our F-1 registration statement (File No. 333-142190), as amended, initially filed with the SEC on April 18, 2007)

4.7	Amendment to Employment Agreement between the Registrant and Jason Xiangxin Zong, effective January 1, 2008 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

4.8	Amendment to Employment Agreement between the Registrant and May Wu, effective April 22, 2010 (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 27, 2011)

Exhibit
Number	Description of Document

4.9	Translation of Loan Agreement between the Registrant and the Industrial and Commercial Bank of China (Europe) S.A., dated as of June 3, 2013

4.10	Translation of Issuance of Financing Letter/Standby Letter of Credit between the Registrant and the Industrial and Commercial Bank of China, dated as of June 3, 2013

4.11	Translation of Loan Agreement between the Registrant and the Industrial and Commercial Bank of China (Europe) S.A., dated as of June 18, 2013

4.12	Translation of Issuance of Financing Letter/Standby Letter of Credit between the Registrant and the Industrial and Commercial Bank of China, dated as of June 18, 2013

4.13	Translation of Memo of Supplementary Matters Relating to the Domestic Guaranteed Foreign Loan Agreements Between the Industrial and Commercial Bank of China, Shanghai Huangpu Sub-branch, and Home Inns Hotel Management (Shanghai) Co., Ltd., dated as of July 3, 2013

4.14*	Employment Agreement between the Registrant and Cathy Xiangrong Li, dated as of August 25, 2014

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant, as amended on March 3, 2010 (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-33082) filed with the SEC on April 21, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PricewaterhouseCoopers ZhongTian CPAs Limited Company

101.INS*	Instance Document

101.SCH*	Schema Document

101.CAL*	Calculation Linkbase Document

101.DEF*	Definition Linkbase Document

101.LAB*	Label Linkbase Document

101.PRE*	Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOMEINNS HOTEL GROUP

	By:	/s/ David Jian Sun
	Name:	David Jian Sun
	Title:	Director and Chief Executive Officer

Date: April 24, 2015

HOMEINNS HOTEL GROUP

Report of Independent Registered Public Accounting Firm

2015/SH-074/HXU/LFLX

To the Board of Directors and Shareholders of Homeinns Hotel Group:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Homeinns Hotel Group (the “Company”, and formerly known as Home Inns & Hotels Management Inc.) and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2015

普华永道中天会计师事务所(特殊普通合伙)

PricewaterhouseCoopers Zhong Tian LLP, 11/F PricewaterhouseCoopers Center

2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com

HOMEINNS HOTEL GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2012	2013	2014	2014
					US$ thousands
					(Note 2(d))
Revenues:
Leased-and-operated hotels		5,164,799	5,587,480	5,741,804	925,411
Franchised-and-managed hotels		604,936	765,491	940,944	151,653
Total revenues		5,769,735	6,352,971	6,682,748	1,077,064
Less: Business tax and related surcharges		(353,418)	(391,821)	(411,118)	(66,260)
Net revenues		5,416,317	5,961,150	6,271,630	1,010,804
Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities		(1,953,243)	(2,108,924)	(2,172,804)	(350,192)
Personnel costs		(1,037,371)	(1,073,754)	(1,075,222)	(173,294)
Depreciation and amortization		(612,789)	(692,945)	(742,886)	(119,731)
Consumables, food and beverage		(351,338)	(343,029)	(362,760)	(58,466)
Others		(687,254)	(648,299)	(669,441)	(107,894)
Total leased-and-operated hotel costs		(4,641,995)	(4,866,951)	(5,023,113)	(809,577)
Personnel costs of franchised-and-managed hotels		(125,031)	(157,314)	(201,244)	(32,435)
Sales and marketing expenses	2(w)	(76,878)	(109,935)	(109,813)	(17,699)
General and administrative expenses		(315,235)	(313,480)	(312,008)	(50,287)
Total operating costs and expenses		(5,159,139)	(5,447,680)	(5,646,178)	(909,998)
Other income		16,558	11,089	15,193	2,449
Income from operations		273,736	524,559	640,645	103,255
Interest income		11,874	6,216	9,295	1,498
Interest expense		(119,416)	(54,149)	(41,759)	(6,730)
Accelerated fee amortization on early extinguishment of long term loans	11	-	(41,872)	-	-
Loss from equity investment	5	(2,305)	(792)	(324)	(52)
(Loss)/gain on change in fair value of convertible notes	12	(87,099)	(133,404)	71,945	11,595
Gain on buy-back of convertible notes	12	-	-	650	105
Non-operating income	2(ac)	43,248	53,663	81,739	13,174
Non-operating expenses		(6,665)	(1,000)	-	-
Foreign exchange gain/(loss), net	2(c)	217	49,830	(11,500)	(1,853)
Income before income tax expenses and noncontrolling interests		113,590	403,051	750,691	120,992
Income tax expenses	4	(136,305)	(206,997)	(231,323)	(37,283)
Net (loss)/income		(22,715)	196,054	519,368	83,709
Less: Net (income)/loss attributable to noncontrolling interests		(4,061)	168	(6,253)	(1,008)
Net (loss)/income attributable to Homeinns’ shareholders		(26,776)	196,222	513,115	82,701

Earnings per share	15
— Basic		(0.29)	2.12	5.38	0.87
— Diluted		(0.29)	2.10	4.55	0.73
Weighted average ordinary shares outstanding
— Basic		90,804,777	92,676,258	95,345,023	95,345,023
— Diluted		90,804,777	93,417,644	102,813,619	102,813,619
Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – personnel costs		8,199	7,904	7,702	1,241
Personnel costs of franchised-and-managed hotels		9,578	11,013	13,152	2,120
Sales and marketing expenses		1,535	1,514	832	134
General and administrative expenses		74,064	65,584	66,020	10,640

The accompanying notes are an integral part of these consolidated financial statements.

HOMEINNS HOTEL GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2013	2014	2014
				US$ thousands
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	2(e)	1,156,743	949,690	153,062
Restricted cash	2(f)	173,276	12,726	2,051
Accounts receivable, net	2(g)	99,964	95,501	15,392
Receivables from related parties	16	5,509	3,476	560
Consumables		41,231	44,446	7,163
Prepayments and other current assets	3,2(g)	181,232	171,703	27,674
Deferred tax assets	4	78,839	129,685	20,901
Total current assets		1,736,794	1,407,227	226,803
Investments	5	5,833	11,709	1,887
Property and equipment ,net	7	4,049,337	4,000,041	644,690
Goodwill	8	2,254,631	2,323,241	374,438
Intangible assets, net	9	1,112,499	1,126,636	181,581
Other assets		86,027	90,995	14,666
Non-current deferred tax assets	4	407,564	434,847	70,085
Total assets		9,652,685	9,394,696	1,514,150
LIABILITIES
Current liabilities:
Accounts payable		89,170	86,949	14,014
Payables to related parties		3,029	4,166	671
Financial liability, current portion	12	-	1,029,577	165,938
Finance lease liabilities		1,376	-	-
Salaries and welfare payable		222,865	228,127	36,767
Income tax payable		88,551	117,830	18,991
Other taxes payable		31,344	34,074	5,492
Deferred revenues		202,949	225,417	36,331
Other unpaid and accruals	10	228,881	255,460	41,173
Other payables	10	911,642	742,853	119,725
Deferred tax liabilities	4	52,155	60,764	9,793
Total current liabilities		1,831,962	2,785,217	448,895

The accompanying notes are an integral part of these consolidated financial statements.

HOMEINNS HOTEL GROUP

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	Note	2013	2014	2014
				US$ thousands
				(Note 2(d))
Non-Current Liabilities:
Long term loans	11	713,337	-	-
Deferred rental		691,456	705,284	113,671
Deferred revenues		54,075	51,289	8,266
Deposits due to franchisees		115,351	144,892	23,352
Other long term payables		20,537	13,018	2,098
Unfavorable lease liabilities	9	337,627	331,282	53,393
Financial liability	12	1,157,295	-	-
Deferred tax liabilities	4	283,522	292,575	47,155
Total liabilities		5,205,162	4,323,557	696,830

Commitments and contingencies	18

Shareholders’ equity
Ordinary shares(US$ 0.005 par value; 200,000,000 shares authorized, 94,814,866 and 95,703,960 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	13	3,671	3,698	596
Additional paid-in capital		3,080,596	3,191,076	514,308
Statutory reserves	2(ad)	206,892	256,013	41,262
Retained earnings		1,140,252	1,604,246	258,558
Total Homeinns shareholders’ equity		4,431,411	5,055,033	814,724

Noncontrolling interests		16,112	16,106	2,596
Total shareholders’ equity		4,447,523	5,071,139	817,320
Total liabilities and shareholders’ equity		9,652,685	9,394,696	1,514,150

The accompanying notes are an integral part of these consolidated financial statements.

HOMEINNS HOTEL GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	equity

Balance as of January 1, 2012	90,659,882	3,542	2,683,923	125,863	1,051,976	14,662	3,879,966
Exercise of stock option (Note 14)	1,012,438	32	26,583	-	-	-	26,615
Recognition of share-based compensation costs	-	-	92,912	-	-	-	92,912
Dividends distributed to noncontrolling interests	-	-	-	-	-	(6,675)	(6,675)
Net (loss)/income	-	-	-	-	(26,776)	4,061	(22,715)
Appropriations to statutory reserves	-	-	-	32,695	(32,695)	-	-
Acquisition of noncontrolling interest of a subsidiary	-	-	(513)	-	-	213	(300)
Reversal of statutory reserve due to disposal of a subsidiary	-	-	-	(141)	-	-	(141)
Balance as of December 31, 2012	91,672,320	3,574	2,802,905	158,417	992,505	12,261	3,969,662
Exercise of stock option (Note 14)	3,142,546	97	193,234	-	-	-	193,331
Recognition of share-based compensation costs	-	-	84,457	-	-	-	84,457
Dividends distributed to noncontrolling interests	-	-	-	-	-	(9,441)	(9,441)
Net income/(loss)	-	-	-	-	196,222	(168)	196,054
Appropriations to statutory reserves	-	-	-	48,475	(48,475)	-	-
Establishment of majority-owned subsidiaries	-	-	-	-	-	13,460	13,460
Balance as of December 31, 2013	94,814,866	3,671	3,080,596	206,892	1,140,252	16,112	4,447,523

The accompanying notes are an integral part of these consolidated financial statements

HOMEINNS HOTEL GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

			Additional				Total
	Ordinary shares		paid-in	Statutory	Retained	Noncontrolling	shareholders’
	Shares	Amount	Capital	reserves	earnings	interests	Equity

Balance as of December 31, 2013	94,814,866	3,671	3,080,596	206,892	1,140,252	16,112	4,447,523
Exercise of stock option (Note 14)	889,094	27	26,344	-	-	-	26,371
Recognition of share-based compensation costs	-	-	84,136	-	-	-	84,136
Dividends distributed to noncontrolling interests	-	-	-	-	-	(6,259)	(6,259)
Net income	-	-	-	-	513,115	6,253	519,368
Appropriations to statutory reserves	-	-	-	49,121	(49,121)	-	-
Balance as of December 31, 2014	95,703,960	3,698	3,191,076	256,013	1,604,246	16,106	5,071,139
Balance as of December 31, 2014 US$ thousands (Note 2(d))	95,703,960	596	514,308	41,262	258,558	2,596	817,320

The accompanying notes are an integral part of these consolidated financial statements

HOMEINNS HOTEL GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2012	2013	2014	2014
				US$ thousands
				(Note 2(d))
Cash flows from operating activities:
Net (loss)/income	(22,715)	196,054	519,368	83,709
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	93,376	86,015	87,706	14,135
Depreciation and amortization	633,855	714,482	769,911	124,087
Amortization of upfront fee of term loan	43,060	42,831	-	-
Foreign exchange (gain)/loss, net	(217)	(49,830)	11,500	1,853
Gain from disposal of property and equipment	(11,557)	(11,056)	(20,332)	(3,277)
Impairment loss of property and equipment	12,641	621	17,506	2,821
Impairment loss of intangible assets	-	-	1,403	226
Gain on waived liability related with Motel 168 acquisition (Note 2 (ac))	-	-	(11,919)	(1,921)
Gain on buy-back of convertible notes	-	-	(650)	(105)
Loss/(gain) on change in fair value of convertible notes	87,099	133,404	(71,945)	(11,595)
Provision for doubtful accounts	-	1,558	412	66
Deferred income tax benefit	(132,057)	(77,355)	(58,981)	(9,506)
Share of loss of a jointly controlled entity	1,676	792	324	52
Loss/(gain) from fair value change of interest rate swap transaction	6,665	(912)	-	-
Change in assets and liabilities, net of effects of acquisitions:
(Increase)/decrease in accounts receivable	(6,045)	(3,346)	4,296	692
Decrease/(Increase) in consumables	2,004	369	(2,018)	(325)
(Increase)/decrease in prepayments and other current assets	(29,941)	(610)	30,391	4,898
Decrease/(increase) in other assets	9,629	(11,507)	(855)	(138)
(Decrease)/increase in accounts payable	(12,692)	12,345	(20,769)	(3,347)
Increase/(decrease) in payables to related parties	1,241	(769)	1,137	183
Increase in salaries and welfare payable	37,537	7,296	32	5
(Decrease)/increase in income tax payable	(4,089)	12,169	29,279	4,719
Increase in other taxes payable	330	3,583	919	148
Increase in accruals for customer reward program	288	16,312	11,736	1,891
Increase/(decrease) in other payables and accruals	7,306	27,068	(11,990)	(1,929)
(Decrease)/increase in deferred revenues	(34,109)	9,061	15,494	2,497
Increase in deferred rental	37,663	59,838	13,828	2,229
Increase in deposits due to franchisees	27,990	23,889	29,541	4,761
Decrease in interest accruals for convertible bonds and financial liabilities	(1,159)	(33)	(116)	(19)
Net cash provided by operating activities	747,779	1,192,269	1,345,208	216,810

The accompanying notes are an integral part of these consolidated financial statements.

HOMEINNS HOTEL GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2012	2013	2014	2014
				US$ thousands
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	16,032	18,845	43,765	7,054
Purchase of property and equipment for newly developed hotels	(907,361)	(790,862)	(352,028)	(56,738)
Purchase of property and equipment for headquarters	(25,841)	(84,282)	(48,394)	(7,801)
Purchase of property and equipment for upgrades of existing hotels	(991)	(1,904)	(200,424)	(32,302)
Purchase of intangible assets	(10,408)	(10,503)	(11,957)	(1,926)
Cash (paid to)/received from restricted cash – escrow account and interest reserve account	(3,703)	30,219	154,363	24,879
Cash used for the acquisition of subsidiaries, net of cash acquired	(69,362)	(23,470)	(85,353)	(13,757)
Cash used for other investments	-	-	(6,200)	(999)
Net cash used in investing activities	(1,001,634)	(861,957)	(506,228)	(81,590)
Cash flows from financing activities:
Proceeds from share option exercise	26,615	193,331	26,370	4,250
Buy-back of convertible notes	-	-	(60,022)	(9,674)
Repayment of convertible bonds	(111,945)	-	-	-
Proceeds from loans, net of upfront fee	-	723,025	-	-
Repayment of loans	(760,949)	(735,467)	(719,433)	(115,952)
Repayment of acquired subsidiary’s debts	-	-	(133,000)	(21,435)
Cash paid for the unsettled liability relating to acquisition of Motel 168	-	-	(154,363)	(24,879)
Cash paid for finance lease liabilities	(7,233)	(7,233)	(1,407)	(227)
Dividend paid to noncontrolling interests shareholders of subsidiaries	(7,354)	(8,130)	(4,224)	(681)
Cash settlement of interest swap transaction	(3,418)	(9,650)	-	-
Capital contribution from noncontrolling interests shareholders of newly established majority-owned subsidiaries	-	13,460	-	-
Net cash (used in)/provided by financing activities	(864,284)	169,336	(1,046,079)	(168,598)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,743)	(6,061)	46	7

Net (decrease)/increase in cash and cash equivalents	(1,122,882)	493,587	(207,053)	(33,371)
Cash and cash equivalents, beginning of year	1,786,038	663,156	1,156,743	186,433
Cash and cash equivalents, end of year	663,156	1,156,743	949,690	153,062

Supplemental disclosure of cash flow information
Cash paid during the year for income tax and withholding tax	(272,336)	(272,183)	(265,576)	(42,803)
Cash paid during the year for interest	(77,706)	(49,485)	(37,861)	(6,102)

Supplemental schedule of non-cash activities:
Unpaid consideration related to the other acquisitions	8,108	-	-	-
Accruals related to the construction costs of property and equipment	78,030	41,833	(6,354)	(1,024)
(Decrease)/increase of restricted cash related to the exercise of the employee stock option which are yet to be transmitted to the employees	(3,596)	2,956	(7,885)	(1,271)

The accompanying notes are an integral part of these consolidated financial statements.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

1.    ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Homeinns Hotel Group (“the Company”, and formerly known as “Home Inns & Hotels Management Inc.”) and its subsidiaries. The Company and its consolidated subsidiaries are collectively referred to as the “Group”.

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

In October 2011, the Group completed the acquisition of 100% equity interest of Motel 168 International Holding Limited ("Motel 168"). The total consideration of RMB 2,869,045 included RMB 2,201,731 in cash and RMB 667,314 in share consideration of 8,149,616 Homeinns’ ordinary shares. Thereafter, Motel 168 became a wholly owned subsidiary of the Group.

In May 2014, the Company completed the acquisition of 100% equity interest of Yunshang Siji Hotel Management Company ("Fairyland") for cash purchase price of RMB 121,327. (Refer to Note 6)

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Homeinn brand, Yitel brand, Motel 168 brand and Fairyland brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or franchises the Homeinn brand, Yitel brand, Motel 168 brand and Fairyland brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

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

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with hotel owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years to 10 years and is renewable only upon mutual agreement between the Group and the franchisee.

HOMEINNS HOTEL GROUP

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

As of December 31, 2014, the Group’s current liabilities exceeded its current assets by approximately RMB 1,378 million. These current liabilities include US$ 174 million outstanding principal amount of their 2.00% Convertible Senior Notes due December 15, 2015. As of December 31, 2014, the Group’s credit facilities were RMB 2,067 million, and these facilities are available to be drawn down if needed. The Group believes that the Group’s available cash and cash equivalents and its anticipated cash flows from operating activities, together with drawing down the above credit facilitates, if needed, it is able to maintain a sufficient cash position and liquidity status in the foreseeable future.

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

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2014 are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.2046, on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and liquid investment which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks or other financial institutions. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2013 and 2014:

	RMB		RMB equivalent (US$)		RMB equivalent (HK$)		Total in RMB
	Overseas	China	Overseas	China	Overseas	China
December 31, 2013	-	899,049	232,597	25,097	-	-	1,156,743
December 31, 2014	-	814,705	112,341	22,636	8	-	949,690

f. Restricted cash

Restricted cash consists of cash proceeds from the exercise of share options by the Company’s employees which are yet to be transmitted to them, and cash deposited in an escrow account for the settlement of the outstanding purchase consideration of Motel 168 acquisition which was fully paid in August 2014.

g. Allowance for doubtful accounts

Provision is made against receivables to the extent collection is considered to be doubtful. Accounts receivable and other receivables in the balance sheet are stated net of such provision, if any. For the years ended December 31, 2013 and 2014, the allowance for doubtful accounts was RMB 1,558 and RMB 412, respectively.

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

HOMEINNS HOTEL GROUP

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

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.

The following table presents information about the Group’s financial liabilities classified as Level 3 as of December 31, 2013 and December 31, 2014.

	Balance as of December 31, 2013
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Liability award of Yitel’s share option (Note 14 (c))	2,022	-	-	2,022
Convertible notes measured at fair value (Note 12(a))	1,157,295	-	-	1,157,295
Total financial liability	1,159,317	-	-	1,159,317

	Balance as of December 31, 2014
		Fair Value Measurements
	Carrying Value	Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Liability award of Yitel’s share option (Note 14 (c))	5,592	-	-	5,592
Convertible notes measured at fair value (Note 12(a))	1,029,577	-	-	1,029,577
Total financial liability	1,035,169	-	-	1,035,169

A summary of changes in Level 3 financial liabilities for the year ended December 31, 2014 was as follows:

Balance at December 31, 2013	1,159,317
Add: Compensation cost in connection with Yitel hotel’s options (note 14(c))	3,570
Add: Foreign exchange loss in convertible notes (note 12)	4,899
Less: Unrealized gain - change in fair value in convertible notes (note 12)	(71,945)
Less: Buy-back of convertible notes (note 12)	(60,672)
Balance at December 31, 2014	1,035,169

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Assets measured at fair value on a non-recurring basis as of December 31, 2013 and December 31, 2014 are summarized below:

	Balance as of December 31, 2013
		Fair Value Measurements
	Carrying Value	Using
		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable inputs (Level 3)

Long-lived assets	18,708	-	-	-

	Balance as of December 31, 2014
		Fair Value Measurements
	Carrying Value	Using
		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable inputs (Level 3)

Long-lived assets	35,932	-	-	-

The long-lived assets mainly represent leasehold improvements for leased-and-operated hotels. In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB 18,708 and RMB 35,932 as of December 31, 2013 and 2014 were written down to their fair value of zero, resulting in an impairment charge of and RMB 621 and RMB 17,506 for the year ended December 31, 2013 and 2014, respectively, which was calculated based on Level 3 Inputs and included in earnings for the period.

k. Fair value of financial instruments

The following table presents information about the composition of the Group’s financial instruments and the relevant fair value considerations.

Items	Fair value consideration

Cash and cash equivalents Restricted cash	Carrying values of these items approximate their estimated fair values due to the short-term nature of these financial instruments.
Receivables
Payables
Accruals

Term loans	The carrying values of term loans approximate their fair values as all the borrowings carry variable interest rates which approximate rates currently offered by the Group's bankers for similar debt instruments of comparable maturities.

Financial liability	Fair value of financial liability associated with the issuance of convertible notes in year 2010 is measured using Level 3 inputs, which is measured using a binomial model. (Refer to Note 12).

HOMEINNS HOTEL GROUP

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

m. Investments

The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or control the entity using the equity method. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of operations. Dividends received reduce the carrying amount of the investment. For equity investments which the Group does not have the ability to exercise significant influence over operating and financial policies of the investee, the cost method accounting is applied. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect.

Equity investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the equity investments is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, and changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the equity investments for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value.

There were no impairment losses for its investments in the years ended December 31, 2012, 2013 and 2014.

n. Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles-Goodwill and other (Topic350), since year 2012, which gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Management performs a goodwill impairment assessment under one single reporting unit. They assess qualitative factors firstly by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Management determines that quoted market price (the Homeinns stock price) is the best evidence of fair value and uses it as the basis of the fair value measurement (in accordance with ASC 350-20-35-22). As of December 31, 2013 and 2014, the market capitalization of the Group well exceeded the carrying amount of the reporting unit. No impairment of goodwill was recognized for the years ended December 31, 2012, 2013 and 2014.

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

The trademarked Motel 168 brand and Fairyland brand (the brand of acquired of Yunshang Siji Hotel Management Company) were registered in PRC China with remaining legal life of 3.5 to 11.5 years as of December 31, 2014, and can be renewed with minimal costs. Motel 168 is a well-recognized brand in the economy hotel industry in PRC China, and Fairyland is a well-known brand in Yunnan province of China. The useful lives of these two brands are indefinite. The Group evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support the indefinite useful lives. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. The impairment losses on indefinite-lived intangible assets recognized for the years ended December 31, 2012, 2013 and 2014 were zero.

Purchased software is stated at cost less accumulated amortization and impairment, if any, and is amortized on the straight-line basis over its estimated useful life of 5 years.

p. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of long-lived assets and definite-lived intangible assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. The impairment losses on property and equipment recognized for the years ended December 31, 2012, 2013 and 2014 were RMB 12,641, RMB 621 and RMB 17,506, respectively. The impairment losses on definite-lived intangible assets recognized for the years ended December 31, 2012, 2013 and 2014 were zero, zero and RMB 1,403, respectively.

q. Employee benefits

The employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the government-sponsored plans out of the amounts accrued. Employee benefits expense was RMB 215,251, RMB 230,331 and RMB 242,885 for the years ended December 31, 2012, 2013 and 2014, respectively. Amounts accrued and included in salaries and welfare payable and other unpaid and accruals in the balance sheets were RMB 10,060 and RMB 11,335 for the years ended December 31, 2013 and 2014, respectively.

HOMEINNS HOTEL GROUP

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

After the acquisition of Motel 168, the terms under the Motel 168’s customer reward program have been updated to conform to that of Homeinns’ customer reward program.

As of December 31, 2013 and 2014, the accruals for customer reward program amounted to RMB 21,811 and RMB 33,547, respectively (Note 10). The expenses for the customer rewards program were recognized by RMB 3,280, RMB 20,669 and RMB 21,879 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial franchise fee and (ii) on-going management and service fees based on a percentage of revenue which approximates 3% to 6% of the room revenues of the franchised hotels. The franchise fee is an initial one-time fee. For the franchise agreements signed under Homeinn brand, Yitel brand, Motel 168 brand and Fairyland brand after its acquisition by the Group, the franchise fee is recognized as revenue when the franchised hotel opens for business, becomes non-refundable, and the Group has fulfilled all its commitments and obligations including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. For the franchise agreements signed under Motel 168 brand prior to its acquisition by the Group, the franchise fee is recorded as deferred revenue when cash is received and recognized as revenue during the franchising period which usually is 5 years as the franchisees have the refund right which elapses proportionally within 5 years. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system usage fee, which are recognized when services are provided.

The Group estimated that average life of memberships is approximately two years based on historical data and accumulative knowledge on membership activity pattern. Therefore, revenue from one-time membership fees is recognized over two years on a straight line basis. For the years ended December 31, 2012, 2013 and 2014, the Group recognized revenue of RMB 172,148, RMB 178,822 and RMB 188,916 from one-time membership fees, respectively.

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

HOMEINNS HOTEL GROUP

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

w. Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Group’s membership reward program, payroll and related compensation for the Group’s sales and marketing personnel and entertainment expenses relating to marketing activities. Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred and amounted to RMB 24,068, RMB 29,221 and RMB 35,999 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

A subsidiary of the Company, Yitel Hotel Management (Hong Kong) Limited, grants share options which contained an exercise price denominated in US$ (Note 14 (c)). The Group determined it should account for the U.S. dollar denominated share options granted to employees and directors of the subsidiary as liability awards as the Company’s functional currency is RMB and the underlying shares denominated in U.S. dollar has not been publicly traded. All grants of share-based awards to employees and directors classified as liability are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods.

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

Property and equipment capitalized under finance leases are depreciated in accordance with the Group’s policy for the depreciation of property and equipment.

z. Borrowing costs

Interests incurred in connection with term loan used for acquisition of Motel 168 are expensed as incurred. The upfront fee incurred in connection with the term loan are amortized and recorded as interest expenses over the loan period (Refer to Note 11).

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. For the years ended December 31, 2012, 2013 and 2014, there was no capitalized interest cost.

HOMEINNS HOTEL GROUP

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. As of December 31, 2013 and 2014, there were no uncertain tax positions.

ac. Non-operating income

Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2012, 2013 and 2014, the Group received financial subsidies of RMB 43,248, RMB 52,751 and RMB 69,820, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received as there is no additional condition attached to the subsidies. For the year ended December 31, 2014, the Company settled the unpaid consideration related to the acquisition of Motel 168 (Note 10) by transmitting the restricted cash to the former shareholders, and recorded the gain on waived liability of RMB 11,919 in the consolidated statements of operations.

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

Appropriations to the Statutory Surplus Reserve Fund are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2012, 2013 and 2014, the Group made total appropriations to these statutory reserves of RMB 32,695, RMB 48,475 and RMB 49,121, respectively. During the year ended December 31, 2012, the Group made a reversal of RMB 141 from the statutory reserve due to disposal of a subsidiary.

ae. Dividends

Dividends are recognized when declared. The Group has not declared or paid any dividends to its shareholders except for the noncontrolling interests.

Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(ad)). Restricted net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB 4,151,032 as of December 31, 2014. In addition to the typical statutory reserves of the Company’s PRC subsidiaries, the restricted net assets also include RMB 3,895,019 paid in capital.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

af. Earnings per share

In accordance with ASC 260 “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The Company’s convertible bonds issued in year 2007 and convertible notes issued in year 2010 are not participating securities because the terms of the agreements do not provide any participating rights to the holders before conversion. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the monetary effect of instruments that are dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible bonds and convertible notes (using the if-converted method) the vesting of restricted stock and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

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

ah. Recent accounting pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 ‘‘Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity’’. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (‘‘ASU 2014-09’’), ‘‘Revenue from Contracts with Customers (Topic 606)’’. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

ai. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2013 and 2014, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2012, 2013 and 2014. No individual customer accounted for more than 10% of accounts receivable at December 31, 2013 and 2014.

aj. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2013 and 2014 are as follows:

	2013	2014
Prepayment for rental expenses	28,353	47,639
Prepayment for utility and telecom expenses	37,150	33,782
Proceeds receivable from disposal of leased-and-operated hotels	20,669	23,679
Deposits to vendors	17,357	18,039
Employee advances	12,622	12,308
Prepayment for advertisement, consultation and insurance	7,156	4,662
Amounts receivable from agents for exercised options on behalf of employees	19,493	750
Other current assets	38,432	30,844
Total	181,232	171,703

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

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. One subsidiary of the Group, Suzhou Hengchuang Software Co., Ltd. is a qualified software enterprise and is entitled to a two-year exemption from income taxes followed by a three-year of 50% tax reduction from year 2012 to year 2016.

HOMEINNS HOTEL GROUP

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

The Company issued USD 184 million of convertible notes (including USD 24 million covering 30-day over-allotment option) on December 21, 2010 (the “Notes”). The Notes will mature on December 15, 2015. The estimated fair value of convertible notes amounted to approximately RMB 1,157,295 (US$ 191,172) and RMB 1,029,577 (US$ 165,938) as of December 31, 2013 and 2014, respectively (Refer to Note 12). In order to repay the debt, after-tax profits from its major PRC subsidiaries in China may be distributed to its overseas holding company borrower. The Group has recognized the relevant deferred tax liability of RMB 52,155 and RMB 60,764 as of December 31, 2013 and December 31, 2014 in connection with cumulative distributable profits of its major PRC subsidiaries earned after January 2008 using a 5% dividend withholding tax rate provided as a preferential rate by the tax arrangement between PRC and Hong Kong (Refer to below Reconciliation of the differences between statutory tax rate and the effective tax rate), and the increased balance was relating to the operation income from its PRC subsidiaries generated in 2014.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31 is as follows:

	2012	2013	2014
Current income tax expenses	235,594	284,352	290,304
Deferred income tax benefit	(99,289)	(77,355)	(58,981)
Income tax expenses	136,305	206,997	231,323

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2012	2013	2014
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(1)%	(1)%	(1)%
Non-deductible expenses incurred by overseas entities (*)	68%	17%	3%
Non-deductible expenses incurred by domestic subsidiaries	7%	4%	2%
Withholding tax on earnings no longer considered indefinitely reinvested	21%	6%	2%
Effective CIT rate	120%	51%	31%

* Non-deductible expenses recorded by the Company and its overseas subsidiaries, which registered in Cayman Islands, BVI and Mauritius that are not subject to income tax, primarily represents the following items:

		2012	2013	2014
(i)	share-based compensation expenses	21%	5%	3%
(ii)	interest expenses in convertible notes and term loan	26%	6%	1.5%
(iii)	loss arising from change in fair value in convertible notes	19%	8%	(2)%
(iv)	foreign exchange gain from monetary assets and liabilities denominated in foreign currencies	(0.1)%	(3)%	0.5%
(v)	Others	2%	1%	-
Rate for non-deductible expenses incurred by overseas entities		68%	17%	3%

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Deferred tax assets and liabilities comprised:

	2013	2014
Deferred tax assets, current:
Tax loss carry forwards	18,586	59,792
Deductible temporary differences related to:
-rental expenses	4,520	5,494
-pre-operating expenses	5,958	4,374
-deferred revenue, current	43,876	47,169
-accruals for customer reward program	5,453	8,387
-others	7,402	9,490
Valuation allowance	(6,956)	(5,021)
	78,839	129,685
Deferred tax assets, non-current:
Tax loss carry forwards	206,999	244,012
Deductible temporary differences related to:
-rental expenses	229,432	240,145
-pre-operating expenses	6,667	6,440
-deferred revenue, non current	12,779	12,707
-unfavorable lease related to acquisitions	83,640	82,172
-impairment loss of property and equipment	4,939	9,106
-others	3,761	3,509
Valuation allowance	(140,653)	(163,244)
	407,564	434,847
Total deferred tax assets	486,403	564,532

Deferred tax liabilities, current:
Withholding tax for profit distribution (refer to Income Tax – PRC)	52,155	60,764

Deferred tax liabilities, non-current:
Recognition of intangible assets related to the acquisition of Motel 168 and Fairyland	265,400	271,614
Other taxable temporary differences	18,122	20,961
	283,522	292,575
Total deferred tax liabilities	335,677	353,339

The Group had tax loss carry forward of RMB 1,215,216 as of December 31, 2014. The Group’s remaining tax loss carry forward will be netted against future taxable income. According to the PRC CIT regulations, the loss incurred during a tax year may be carried forward to the following years and set off against the profits of the following years, but the period shall not exceed a maximum of 5 years. These accumulated tax losses will expire on or before January 1, 2020.

A valuation allowance of RMB 147,609 and RMB 168,265 was provided for the net deferred tax assets of the Company as of December 31, 2013 and 2014, respectively. The valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry forwards generated by certain subsidiaries. As those entities continue to have accumulated tax losses and tax planning strategies are not available to utilize those tax losses in other subsidiaries, management believes it is more likely than not that such losses will not be utilized before they expire. If events occur in the future that prevent the Company from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carry forwards generally expire after five years.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

For the tax holidays described for certain entities in the “PRC” section of this Note, the aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
	2012	2013	2014
(in thousands, except per share data)	RMB	RMB	RMB

Aggregate effect	354	4,686	5,701
Basic ordinary share effect	0.004	0.05	0.06
Diluted ordinary share effect	0.004	0.05	0.06

5.    INVESTMENTS

	2013	2014
	RMB	RMB

Investment in a jointly controlled entity (a)	5,833	5,509
Investment in an affiliated company under equity method (b)	-	200
Investment in an affiliated company under cost method (c)	-	6,000
Total net book value	5,833	11,709

a.	Investment in a jointly controlled entity

Exercise price	Investment in a jointly controlled entity	Shareholders’ loan	Subtotal	Shares of loss	Total
At January 1, 2012	500	10,000	10,500	(2,199)	8,301
Share of loss	-	-	-	(1,676)	(1,676)
At December 31, 2012	500	10,000	10,500	(3,875)	6,625
Share of loss	-	-	-	(792)	(792)
At December 31, 2013	500	10,000	10,500	(4,667)	5,833
Share of loss	-	-	-	(324)	(324)
At December 31, 2014	500	10,000	10,500	(4,991)	5,509

The jointly controlled entity was originally invested by Motel 168 and Suzhou Taide Hotels Management Co., Ltd. who has 50% of equity interest, respectively. After the acquisition by Homeinns on October 1, 2011, the amount of RMB 853 recognized as ‘share of loss of a jointly controlled entity’ in the consolidated statements of operations is equal to the share of total loss of the jointly controlled entity during the three-month ended in December 31, 2011. It has exceeded the original cost of the Group’s investment in the entity. Before the acquisition, Motel 168 loaned RMB 10,000 to the entity without a specified repayment date. This loan has the same economic effect as a capital contribution and should be treated as being a part of the net investment in the entity. Therefore, Motel 168 treated its original investment of RMB 500, together with the loan of RMB 10,000 that in substance form part of the net investment, as the ceiling, being RMB 10,500, to pick up its share of loss of the entity. For the years ended December 31, 2012, 2013 and 2014, the Group fully picked up its share of loss of the entity of RMB 1,676, RMB 792 and RMB 324, and records it as a reduction to the interests in a jointly controlled entity.

b.	Investment in an affiliated company under equity method

In July 2014, the Company entered into agreements to contribute a 20% equity stake in Chengdu Haoting Holiday Hotel Management Co., Ltd.. The capital contribution is RMB 200.  The Company applied equity method of accounting to account for the investment due to its ability to exercise significant influence.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

c.	Investment in an affiliated company under cost method

In November 2014, Home Inns Hotel Management (Shanghai) Co., Ltd. acquired 12% equity interest in Shanghai Campsort Travel Development Co., Ltd., a resort hotel chain based in PRC, for consideration of RMB 6,000. The Group accounted the investment under cost method due to lack of ability to exercise significant influence.

6.   ACQUISITION

a.	Acquisition of Anhui Youle Fashion Hotel Management Co., Ltd. and Anhui Meibang Hotel Management Co., Ltd.

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

b.	Acquisition of Anhui Shanghai Xurun Hotel Management Co., Ltd. ("Shanghai Xurun")

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

c.	Acquisition of Shanghai Junxing Hotel Management Co., Ltd. ("Shanghai Junxing")

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

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

d.	Acquisition of Yunshang Siji Hotel Management Co., Ltd. ("Fairyland")

On May 1, 2014, to further strengthen the Group's geographic diversity plans and multi-brand strategy, the Group completed the transaction to acquire 100% equity interest in Fairyland, an economy hotel chain consisting of 26 leased-and-operated hotels and 10 franchised-and-managed hotels principally located in Yunnan Province of China, with total cash consideration of RMB 121,327. The Group obtained control over Fairyland and has consolidated its financial statements since then. Total acquisition costs were RMB 691, which were expensed as incurred in the year ended December 31, 2014.

Purchase Price Allocation

The total purchase price was allocated to Fairyland’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The excess of (i) the total of cost of acquisition, over (ii) the fair value of the identifiable net assets of Fairyland is recorded as goodwill. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Fairyland’s business.

Allocation of purchase price:

		Useful life
Fair value of net tangible assets acquired	29,952
Intangible assets-favorable lease (1)	30,055	remaining lease terms
Intangible assets-franchise agreement (2)	3,744	1-10 years
Intangible assets-brand (3)	25,408	Indefinite
Unfavorable lease liability (1)	(28,853)	remaining lease terms
Goodwill (4)	68,610
Net deferred tax liability, non-current	(7,589)
Total purchase price	121,327

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	35,974
Trade and other receivables	18,523
Consumables	1,197
Total current assets	55,694

Property and equipment, net	154,267
Intangible assets, net	251
Deferred tax assets, non-current	9,075
Total assets	219,287

Short-term loan	73,000
Notes payable	30,000
Trade and other payables	49,221
Salary payable	5,280
Income tax and other tax payable	1,834
Long-term loan due within one year	15,000
Total current liabilities	174,335

Long-term loan	15,000
Total liabilities	189,335

Fair value of net tangible assets acquired (a)	29,952
Fair value of intangible assets and related net deferred tax liabilities acquired(b)	22,765
Cumulative considerations (c)	121,327
Goodwill (c - b - a)	68,610

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

(1)	Fair value of the leases was determined based on the incremental cash flow method. The amortization period of the favorable leases is based on the remaining lease term.

(2)	Fair value of the franchise agreement was determined based on relief-from-royaltymethod. The amortization period was from 1 year to 10 years based on the estimated remaining franchised agreements term.

(3)	Brand represents the registered trademark, Fairyland, which was registered in PRC China with remaining legal life of 6 years and can be renewed continually with minimal costs every 10 years. The brand is an intangible asset that relates to the name recognition of a company and its services. Fairyland is a well-recognized brand in the economy hotel industry in Yunnan Province of China. The useful life of the brand is indefinite. Fair value of the brand was determined based on the relief from royalty method.

(4)	Goodwill represents the expected synergies from combining operations of the Company and Fairyland, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

No significant contingencies were identified which should be valued.

Fairyland contributed net revenues of RMB 84,657 and incurred net loss of RMB 1,487 from May 1, 2014 through December 31, 2014.

As if the above acquisitions entered into in year 2012 (Refer to Note 6 (a), 6(b), 6(c)), and 2014 (Refer to Note 6(d)) occurred on January 1, 2012 and January 1, 2014 respectively, the net revenues, income from operations and net income that would contributed by the above acquisitions would not be significant to the Group.

7.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2013	2014
Leasehold improvements	4,952,957	5,252,480
Furniture, fixtures and office equipment	933,484	1,037,605
Machinery and equipment	381,830	397,687
Buildings	9,310	9,310
Construction in progress	254,652	386,229
	6,532,233	7,083,311

Less: Accumulated depreciation	(2,482,896)	(3,083,270)
Property and equipment, net	4,049,337	4,000,041

Depreciation expenses incurred for the years ended December 31, 2012, 2013 and 2014 were RMB 621,216, RMB 699,981 and RMB 749,232, respectively. The cost of property and equipment is stated net off accumulated impairment losses of RMB 18,708 and RMB 35,932 as of December 31, 2013 and 2014.

Included in leasehold improvements was accumulated capitalized interest of RMB 3,916 as of December 31, 2013 and 2014.

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. The Group determined to perform a two-step impairment analysis for those hotels which are in a loss position for the year ended December 31, 2014. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the property and equipment were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Group estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the property and equipment was reduced to fair value based on the discounted cash flow analysis. This resulted in an impairment charge of RMB 12,641, RMB 621, and RMB 17,506 recorded in the impairment loss on property and equipment as operating costs for the years ended December 31, 2012, 2013 and 2014. Although assumptions used in estimates of future cash flows are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

8.    GOODWILL

Components of goodwill as of December 31, 2013 and 2014 are as follows:

	2013	2014
Acquisition of Home Inns Beijing	137,072	137,072
Acquisition of Top Star hotel chain	191,368	191,368
Acquisition of Motel 168	1,806,846	1,806,846
Acquisition of Fairyland	-	68,610
Other acquisitions	119,345	119,345
Total goodwill	2,254,631	2,323,241

There is only one reporting unit in the Group. The goodwill arose from the acquisitions discussed in Note 6 have been allocated to this reporting unit. None of the goodwill acquired is expected to be deductible for income tax purposes.

9.    INTANGIBLE ASSETS AND UNFAVORABLE LEASE

Intangible assets and unfavorable lease as of December 31 are as follows:

	2013	2014
Intangible assets, original cost—
Favorable lease agreements	451,337	479,644
Franchise agreements	49,574	53,318
Customer relationship	7,073	7,073
Brand	684,300	709,708
Purchased software	51,138	63,266
	1,243,422	1,313,009
Less: Accumulated amortization —
Favorable lease agreements	(82,740)	(116,259)
Franchise agreements	(14,520)	(21,334)
Customer relationship	(3,968)	(5,721)
Purchased software	(29,695)	(43,059)
	(130,923)	(186,373)
Intangible assets, net	1,112,499	1,126,636

Unfavorable lease liability—
	2013	2014

Unfavorable lease agreements, original cost	416,612	445,465
Less: Accumulated amortization	(78,985)	(114,183)
Unfavorable lease liability, net	337,627	331,282

Franchise agreements, and favorable and unfavorable leases agreements were acquired primarily from the acquisition of Top Star hotel chain, the purchase of minority interests in Home Inns Beijing, the acquisition of Motel 168 and the acquisition of Fairyland. The value of the lease agreements was determined based on the difference between the contractual payment and the projected market payment over the unexpired term discounted using an appropriate discount rate. Franchise agreements were determined at the estimated value of future forgone royalty payments over the life of the asset by virtue of owning the asset.

The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term and the amortization is recorded as operating costs at net. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Amortization expense of intangible assets for the years ended December 31, 2012, 2013 and 2014 amounted to RMB 45,096, RMB 47,422 and RMB 55,877, respectively. Amortization expense of unfavorable lease agreements for the years ended December 31, 2012, 2013 and 2014 amounted to RMB 32,457, RMB 32,921 and RMB 35,198 respectively. The cost of intangible assets is stated net off accumulated impairment losses of zero, zero and RMB 1,403 as of December 31, 2012, 2013 and 2014.

The annual estimated amortization expense for intangible assets and unfavorable lease liability for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavourable Lease	Net Amortization
2015	51,397	(36,338)	15,059
2016	48,093	(36,247)	11,846
2017	42,444	(35,902)	6,542
2018	38,653	(33,761)	4,892
2019	34,636	(32,000)	2,636
	215,223	(174,248)	40,975

10.  OTHER PAYABLES AND ACCRUALS

	2013	2014
Accrued expenses for utilities, rental expenses and others	142,205	154,828
Accruals for customer reward program	21,811	33,547
Accruals for professional service fees	13,337	10,563
Accrued agency fees	7,950	9,172
Others	43,578	47,350
Other unpaid and accruals-subtotal	228,881	255,460
Payables on construction cost of leasehold improvement	624,219	625,384
Deposit from franchised-and-managed hotels, current	46,035	41,880
Payables on repair and maintenance cost	14,379	19,679
Payables to employees for exercised options	22,672	18,318
Payables on the unpaid consideration related to the acquisitions	164,003	-
Others	40,334	37,592
Other payables-subtotal	911,642	742,853
Total	1,140,523	998,313

11.  LONG TERM LOANS

	2013	2014
Long term loans	713,337	-

On September 26, 2011, the Group entered into a senior secured credit facility under which the Group can borrow up to USD 240 million. The proceeds of the borrowing should only be used for the acquisition of Motel 168. As of December 31, 2011, the Company had drawn down the full amount of the credit facility.

The interest rate of this U.S. dollar-denominated term loan (the “Term Loan”) was LIBOR plus 3.90% and total upfront fee was RMB 91,617. The Term Loan was due for repayment in September 2015. The upfront fee was amortized and recorded as interest expenses during the Term Loan period in four years. The Company repaid US$ 123 million in the year ended December 31, 2012. The outstanding balance was US$117 million as of December 31, 2012.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The Company completed the refinancing of its Term Loan on June 28, 2013. The outstanding balance of the Term Loan was US$117 million at the time of refinancing. The new U.S. dollar-denominated loan facility of US$117 million, due in June 2016, was sourced from the Industrial and Commercial Bank of China (Europe) S.A. (the “ICBC Loan”) with an annual rate of 3-month LIBOR plus 2.35%.  No issuance costs associated with LCBC loan was incurred.

Upon extinguishment of the Term Loan, the unamortized issuance cost of RMB 41,872 was recognized as accelerated fee amortization on early extinguishment of Term Loan and disclosed separately in the statements of operations in year 2013. The interest rate swap contracts (Note 12(b)) associated with the Term Loan were terminated.

In September 2014, the Company early repaid all the ICBC Loan of US$ 117 million, equivalent RMB 719 million, with original due date in June 2016.

The weighted average interest rate for the borrowings was 3.47% and 2.65% for the years ended December 31, 2013 and December 31, 2014

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

The registration rights granted under the convertible notes agreement are: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form F-3 registration rights. The Company is required to use its best effort to cause a shelf registration statement to become effective within 210 days after the original issuance of the Notes with respect to register re-sales of the Notes and the issuance of ordinary shares (represented by ADSs) issuable upon conversion of the Notes. The Company will be required to pay additional interest of up to 0.50% per annum for the first year, subject to some limitations, to the holders of the notes if it fails to comply with the obligations to register the Notes and ordinary shares represented by ADSs issuable upon conversion of the Notes or the registration statement does not become effective within the specified time periods. The Form F-3 was filed on May 18, 2011. As of December 31, 2014, management assessed that the likelihood of the Company having to make any additional interest payments under the arrangement is remote.

The Company has RMB as its functional currency, and the Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

HOMEINNS HOTEL GROUP

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

During the third quarter of year 2014, the Company repurchased US$ 10,000 (RMB 60,672) or 5% of the Notes at approximately 97.64% of par value in year 2014, which costs RMB 60,022 and resulted in a gain of RMB 650.

The estimated fair value of financial liability amounted to approximately RMB 1,157,295 (US$ 191,172) and RMB 1,029,577 (US$ 165,938) as of December 31, 2013 and 2014, respectively. In the years ended December 31, 2012, 2013 and 2014, the Company recorded foreign exchange gain/(loss) of RMB 2,583, RMB 32,318 and RMB (4,899), and a (loss)/gain from fair value change of RMB (87,099), RMB (133,404) and RMB 71,945 ,respectively. As of December 31, 2014, the balance of financial liability was classified as current liability due to its mature date of December 15, 2015.

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

In the years ended December 31, 2012 and 2013, total loss/(gain) as a result of fair value measurement is approximately RMB 6,665 and RMB (912) respectively. For the year ended December 31, 2012 and 2013, the Company made cash settlement of RMB 3,418 and RMB 9,650, respectively, for purpose of reducing the principal amount that is associated with the interest rate swap arrangement due to the repayment of term loans during the years.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

13.	SHARE CAPITAL

As of December 31, 2013 and 2014, the authorized share capital of the Company was US$ 1,000,000, divided into 200,000,000 ordinary shares.

On September 30, 2011, the Company issued US$ 105,008 in equity, or 8,149,616 ordinary shares, to selling shareholders of Motel 168. The purchase price per ordinary share was set at US$ 12.885 or US$ 25.77 per ADS. The total value amounted to RMB 667,314.

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

On October 2, 2006, the Company adopted a share incentive plan (“2006 Share Incentive Plan”) under which the directors of the Company may, at their discretion, grant awards to employees and directors of the Company or any of our related entities, which include our subsidiaries or any entities in which the Company holds a substantial ownership interest. Such awards include 1) share options; 2) restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture; 3) restricted share units, which represent the right to receive the Company’s ordinary shares at a specified date in the future, which may be subject to forfeiture; 4) share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and 5) dividend equivalent right, which represent the value of the dividends per share that the Company pay. The term of an award shall not exceed 10 years from the date of the grant, except that 10 years is the maximum term of share option granted. The term of each award will be stated in the award agreement. According to the annual general meetings on November 3, 2009 and September 15, 2011, the shareholders approved increases in the number of ordinary shares that may be granted under the 2006 Share Incentive Plan. As of December 31, 2014, the maximum number of ordinary shares permitted to be issued pursuant to awards under the 2006 Share Incentive Plan is up to 15,062,194 options. The 2006 Share Incentive Plan will expire in 2016. The characteristics of the awards granted during 2006 under this plan are similar to the awards granted under the 2003 Option Plan.

On February 15, 2012, March 1, 2012, March 12, 2012 and November 26, 2012, the Company granted 40,000, 18,000, 433,250 and 6,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$7.1999, US$ 7.2419, US$ 6.3474 and US$ 5.2423 per option, respectively.

On January 1, 2013, April 15, 2013, June 8, 2013, June 17, 2013 and October 21, 2013, the Company granted 24,000, 420,750, 9,000, 12,000 and 6,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 5.8901, US$ 4.4827, US$ 5.0809, US$ 4.9788 and US$ 6.0855 per option, respectively.

On March 18, 2014 and August 26, 2014, the Company granted 254,550 and 36,000 share options to its employees under the 2006 Share Incentive Plan, which had a fair value of US$ 5.1236 and US$ 5.9152 per option, respectively.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following summarizes the Company’s share option activity under the 2003 Option Plan and 2006 Share Incentive Plan as of and for the years ended December 31, 2012, 2013 and 2014:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)

Outstanding as of January 1, 2012	7,080,670	US$	11.9253	3.09	US$	6.90
Granted	497,250	US$	13.6397
Exercised	(1,012,438)	US$	4.1641
Forfeited	(191,856)	US$	12.5589
Cancelled	(101,990)	US$	16.5634
Outstanding as of December 31, 2012	6,271,636	US$	13.2193	2.45	US$	7.72
Vested and exercisable as of December 31, 2012	2,924,886	US$	11.0185	1.89	US$	10.04

Outstanding as of December 31, 2012	6,271,636	US$	13.2193	2.45	US$	7.72
Granted	471,750	US$	12.6852
Exercised	(2,906,664)	US$	10.8219
Forfeited	(228,876)	US$	14.9943
Cancelled	(35,250)	US$	15.8295
Outstanding as of December 31, 2013	3,572,596	US$	14.9599	2.20	US$	24.51
Vested and exercisable as of December 31, 2013	1,377,738	US$	14.3901	1.52	US$	10.24

Outstanding as of December 31, 2013	3,572,596	US$	14.9599	2.20	US$	24.51
Granted	290,550	US$	15.2238
Exercised	(448,952)	US$	9.5568
Forfeited	(135,750)	US$	15.6628
Cancelled	(24,000)	US$	16.4984
Outstanding as of December 31, 2014	3,254,444	US$	15.6882	1.60	US$	1.33
Vested and exercisable as of December 31, 2014	1,994,266	US$	16.3182	0.95	US$	0.28

The aggregate intrinsic value represents the total intrinsic value based on the Company’s closing stock price of US$ 14.45, US$ 21.82 and US$ 15.01 per share as of December 31, 2012, 2013 and 2014, respectively.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following is information relating to options outstanding as of December 31, 2014:

			Outstanding		Exercisable
Exercise price	Weighted-average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual
US$16.165	US$	16.165	768,400	0.21	768,400	0.21
US$22.975	US$	22.975	105,000	0.86	105,000	0.86
US$16.355	US$	16.355	1,159,642	1.15	780,142	1.15
US$15.615	US$	15.615	240,250	1.85	169,500	1.85
US$15.275	US$	15.275	40,000	2.12	20,000	2.12
US$15.340	US$	15.340	4,500	2.16	1,500	2.16
US$13.430	US$	13.430	249,552	2.19	94,426	2.19
US$14.640	US$	14.640	24,000	3.00	-	-
US$12.385	US$	12.385	345,550	3.29	48,548	3.29
US$14.915	US$	14.915	9,000	3.44	2,250	3.44
US$14.735	US$	14.735	12,000	3.46	3,000	3.46
US$18.470	US$	18.470	6,000	3.81	1,500	3.81
US$14.950	US$	14.950	254,550	4.21	-	-
US$17.160	US$	17.160	36,000	4.65	-	-
			3,254,444		1,994,266

The share-based compensation expenses for the share options amounted to RMB 79,084, RMB 56,264 and RMB 36,600 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was RMB 21,921 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 2.16 years.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2012	2013	2014
Risk-free interest rate(1)	0.4418% to 0.5960%	0.4218% to 0.7875%	0.9647% to 1.1655%
Expected life (years) (2)	3.55 to 3.56	3.42 to 3.55	3.53
Expected dividend yield(3)	-	-	-
Expected Volatility (4)	56.50% to 66.08%	44.65% to 55.24%	45.49% to 45.55%

(1) The risk-free interest rates are based on the US Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2) The expected life of share options is based on historical exercise patterns, for options granted since year 2009 which the Company has historical data of and believes are representative of future behavior.

(3) The Company has no history or expectation of paying dividends on its ordinary shares.

(4) For the year ended December 31, 2010, the Company estimated the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies and itself for a period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule. Since year 2011, expected volatility is estimated based on the Company's historical volatility for a period equivalent to the expected term preceding the grant date.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

(b) Restricted share units of the Company

In year 2012, 2013 and 2014, the Company granted 1,055,940, 956,526 and 1,031,384 restricted share units (“RSU”) to employees, respectively, under the 2006 Share Incentive Plan, which vest annually over a period of 4 years since grant date.

The total share-based compensation cost amounted to RMB 13,828, RMB 28,193 and RMB 47,536 for the year ended December 31, 2012, 2013 and 2014. As of December 31, 2014, there was RMB 117,666 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.70 years. Total unrecognized compensation cost may be adjusted for further changes in estimated forfeitures.

The following summarizes the Company’s RSU activities as of and for the years ended December 31, 2012, 2013 and 2014:

	RSUs	Weighted average grant date fair value(US$)		Weighted-average remaining contractual life (years)

Outstanding as of January 1, 2012	-		-	-
Granted	1,055,940	US$	13.4705
Exercised	-		-
Forfeited	(88,666)	US$	13.4552
Cancelled	-		-
Outstanding as of December 31, 2012	967,274	US$	13.4510	4.26

Outstanding as of December 31, 2012	967,274	US$	13.4510	4.26
Granted	956,526	US$	13.0755
Exercised	(235,882)	US$	13.4599
Forfeited	(105,090)	US$	12.9531
Cancelled	-		-
Outstanding as of December 31, 2013	1,582,828	US$	13.2558	3.89

Outstanding as of December 31, 2013	1,582,828	US$	13.2558	3.89
Granted	1,031,384	US$	15.1410
Exercised	(440,142)	US$	13.2732
Forfeited	(147,822)	US$	14.1539
Cancelled	-		-
Outstanding as of December 31, 2014	2,026,248	US$	14.1461	3.61

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following is information relating to RSU outstanding as of December 31, 2014:

	Outstanding
Fair value at grand date	Number of shares	Weighted-average remaining contractual life (years)
US$15.275	20,000	2.12
US$15.340	3,000	2.16
US$13.430	328,426	2.19
US$12.780	34,726	2.88
US$14.640	18,000	3.00
US$12.385	533,458	3.29
US$14.915	6,750	3.44
US$14.735	9,000	3.46
US$18.470	4,500	3.81
US$17.685	69,000	3.85
US$14.950	831,480	4.21
US$17.160	72,000	4.65
US$15.345	95,908	4.86
	2,026,248

(c) Share options of the Yitel

In July 2012, the Board of Directors of Yitel Hotel Management (Hong Kong) Limited (“Yitel”) passed a resolution to adopt Stock Option Plan (“the Yitel Option Plan”) that provides for the granting of options to key employees of Yitel to acquire ordinary shares of Yitel at a US$ 0.1 exercise price as determined by the Administrator or the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 14,862,000 ordinary shares for the issuance under the Yitel Option Plan. In year 2012 and 2013, the Board of Directors of Yitel passed resolutions to increase in the number of ordinary shares that may be granted under the Yitel Option Plan. As of December 31, 2014, the maximum number of ordinary shares permitted to be issued pursuant to awards under the Yitel Option Plan is up to 34,411,765 options.

On July 1, 2012, January 1, 2013, June 30, 2013, December 31, 2013, June 30, 2014 and December 31, 2014, Yitel granted 10,308,000, 1,610,000, 8,768,000, 2,856,000, 4,284,000 and 4,358,000 share options to its employees under the Yitel Option Plan, which had a fair value of US$ 0.05, US$ 0.05, US$ 0.06, US$ 0.06, US$0.07 and US$0.07 per option, respectively.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

The following summarizes Yitel’s share option activity under the Yitel Option Plan as of and for the years ended December 31, 2012, 2013 and 2014:

	Options	Weighted Average Exercise Price (US$)		Weighted- average remaining contractual life (years)	Aggregate Intrinsic Value (US$ millions)

Outstanding as of January 1, 2012	-		-	-		-
Granted	10,308,000	US$	0.10
Exercised	-		-
Forfeited	(126,000)	US$	0.10
Cancelled	-		-
Outstanding as of December 31, 2012	10,182,000	US$	0.10	9.5	US$	0.10
Vested and exercisable as of December 31, 2012	-		-	-		-

Outstanding as of December 31, 2012	10,182,000	US$	0.10	9.5	US$	0.10
Granted	13,234,000	US$	0.11
Exercised	-		-
Forfeited	(2,002,000)	US$	0.10
Cancelled	-		-
Outstanding as of December 31,2013	21,414,000	US$	0.11	9.11	US$	0.46
Vested and exercisable as of December 31, 2013	2,227,000		-	8.50	US$	0.07

Outstanding as of December 31, 2013	21,414,000	US$	0.11	9.11	US$	0.46
Granted	8,642,000	US$	0.16
Exercised	-		-
Forfeited	(1,708,000)	US$	0.12
Cancelled	-		-
Outstanding as of December 31, 2014	28,348,000	US$	0.12	8.58	US$	1.32
Vested and exercisable as of December 31, 2014	7,174,500		-	7.91	US$	0.46

The aggregate intrinsic value represents the total intrinsic value based on the fair value for the Yitel’s common share of US$ 0.13 and US$ 0.17 per share as of December 31, 2013 and 2014, respectively.

The following is information relating to options outstanding as of December 31, 2014:

			Outstanding		Exercisable
Exercise price	Weighted-average grant date fair value of ordinary shares		Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual
US$0.10	US$	0.10	8,656,000	7.5	4,328,000	7.5
US$0.11	US$	0.11	1,288,000	8.0	322,000	8.0
US$0.11	US$	0.11	7,830,000	8.5	1,957,500	8.5
US$0.13	US$	0.13	2,268,000	9.0	567,000	9.0
US$0.15	US$	0.15	3,948,000	9.5	-	-
US$0.17	US$	0.17	4,358,000	10.0	-	-
			28,348,000		7,174,500

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

Yitel granted the share options containing an exercise price denominated in US$, which is not the functional currency of Yitel. Thus, those share options are accounted for as liability awards that are remeasured at fair value with changes recognized in the consolidated statements of operations. Total compensation cost in connection with Yitel hotel’s options was RMB 464, RMB 1,558 and RMB 3,570 for the years ended December 31, 2012, 2013 and 2014 respectively. Total liability balance associated with the awards, which was recorded as other liability, was RMB 2,022 and RMB 5,592 as of December 31, 2013 and 2014. There was no income tax benefit recognized in the statements of operations for share-based compensation plans in the year ended December 31, 2014.

Under ASC 718, Yitel calculated the estimated fair value of the liability awards at December 31, 2013 and 2014 using the Black-Scholes option pricing model with the following assumptions:

	As at December 31, 2013	As at December 31, 2014
Risk-free interest rate (per annum)	1.39% to 2.45%	1.31% to 1.97%
Expected life (years)	4.25 to 7.00	3.75 to 7.00
Expected dividend yield (%)	-	-
Expected volatility (%)	49% to 53%	41% to 46%
Fair value per ordinary share (US$)	0.13	0.17

Yitel estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. Yitel has no history or expectation of paying dividends on its ordinary shares. Yitel estimated the expected life based on the time period from the option granted date to the expected exercise date, which is assumed at the mid-date between the option vested date and maturity date. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese Government bonds for the term approximating the expected life of award at the time of grant.

15.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	2012	2013	2014
Numerator:
Net (loss)/income available to ordinary shareholders	(26,776)	196,222	513,115
Dilutive effect of convertible notes	-	-	(45,470)
Net (loss)/income for diluted earnings	(26,776)	196,222	467,645
Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	90,804,777	92,676,258	95,345,023
Dilutive effect of share options	-	741,386	130,746
Dilutive effect of convertible notes	-	-	7,337,850
Denominator for diluted earnings per share	90,804,777	93,417,644	102,813,619
Basic earnings per share	(0.29)	2.12	5.38
Diluted earnings per share	(0.29)	2.10	4.55

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

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

For the year ended December 31, 2013, 7,454,208 ordinary shares issuable upon the conversion of convertible notes were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

For the year ended December 31, 2014, outstanding stock options of 1,401,687 shares were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

For the year ended December 31, 2012, 2013 and 2014, outstanding Yitel stock options of 2,475,990, 4,559,546 and 1,998,557 shares were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

16.	RELATED PARTY TRANSACTIONS

Nature of related parties:	Relationship with the Company
BTG	Parent company of Poly Victory Investments Limited
Ctrip.com International, Ltd.	Principal shareholder of the Company, common directors
JianGuo Inns	A subsidiary of BTG
Shanghai XinZhi Trading Co., Ltd.	Non controlling interests of subsidiary
Fujian Yun Tong Co., Ltd.	Non controlling interests of subsidiary
Shanghai Dinuo Co., Ltd.	Non controlling interests of subsidiary
Sun Yan	Non controlling interests of subsidiary
Xiamen Shuiwu Co., Ltd.	Non controlling interests of subsidiary

Transactions with related parties:

	2012	2013	2014
Agency fees paid to Ctrip.com International, Ltd.	35,932	38,710	38,139
Rental fees paid to JianGuo Inns	2,050	1,800	1,800

Some customers book hotel rooms through Ctrip.com International, Ltd. and the Company pays agency fees to Ctrip.com International, Ltd. for such bookings. Agency fees paid to Ctrip.com International, Ltd. for the years ended December 31, 2012, 2013 and 2014 are presented as above.

JianGuo Inns has been the lessor of certain leased-and-operated hotels in Homeinns chain. Total rental fees paid to JianGuo Inns for the years ended December 31, 2012, 2013 and 2014 are presented as above.

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2013	2014
Shanghai XinZhi Trading Co., Ltd.	2,894	2,826
Fujian Yun Tong Co., Ltd.	1,408	213
Xiamen Shuiwu Co., Ltd.	980	210
Shanghai Dinuo Co., Ltd.	136	136
Sun Yan	91	91
	5,509	3,476

The amount due from all the related parities represented the advance payment for dividends.

Due to related parties:

	2013	2014
Ctrip.com International, Ltd.	3,029	4,166

The amounts due from and due to related parties as of December 31, 2013 and 2014 mainly arose from the above transactions. These amounts are not collateralized, free of interest and receivable or payable on demand.

HOMEINNS HOTEL GROUP

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

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of December 31:

December 31, 2013

Total minimum lease payments	1,407
Less: Amount representing interest	(31)
Present value of net minimum lease payments	1,376

Analysis as:
Current	1,376
Non current	-
1,376

The above finance lease obligations as at December 31, 2013 was current and included in finance lease liabilities in the balance sheet. There are no finance leases obligations as of December 31, 2014.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

18.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2014, the Group’s commitments related to the construction of headquarter located in Wujiang, leasehold improvements, and installation of machinery and equipment for the hotel operations amounted to RMB 214,403.

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total

2015	1,800	1,724,728	1,726,528
2016	1,650	1,743,069	1,744,719
2017	500	1,734,734	1,735,234
2018		1,687,156	1,687,156
2019	-	1,612,866	1,612,866
Thereafter	-	8,323,195	8,323,195
Total	3,950	16,825,748	16,829,698

Rental expenses amounted to RMB 1,489,333, RMB 1,612,201 and RMB 1,680,937 during the years ended December 31, 2012, 2013 and 2014, respectively.

(c) Contingencies

As of December 31, 2014 the Group had no significant outstanding contingencies that are likely to have a material impact on our financial condition, results of operations, liquidity or cash flows.

19.   SUBSEQUENT EVENT

The Group announced a plan to repurchase their stock in the future one year effective from March 11, 2015. The overall plan is to buy back the stock for no more than US$ 35 million in total.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

20.   ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

The separate financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate balance sheets of the Company as ‘Investments in subsidiaries”. Subsidiaries income or loss is included as the Company’s “Share of income from subsidiaries” on the statements of operations. The subsidiaries did not pay any dividend to the Company for the periods presented. In 2014, the cash flow disclosure has been revised to reflect returns on investment from subsidiaries as operating cash flow activities for all years presented as opposed to investing cash flow activities.

The Company did not have any significant commitments or guarantees as of December 31, 2013 and 2014.

	2012	2013	2014	2014
				US$ thousands (Note 2(d))
Statements of operations

Net revenues	-	-	-	-
Operating expenses	(7,901)	(8,298)	(4,678)	(754)
Loss from operations	(7,901)	(8,298)	(4,678)	(754)
Share of income from subsidiaries	190,546	378,222	478,165	77,069
Interest income	889	189	332	53
Interest expense	(118,515)	(49,843)	(35,667)	(5,749)
Accelerated fee amortization on early extinguishment of long term loans	-	(41,872)	-	-
Gain on waived liability related with Motel 168 acquisition	-	-	11,919	1,921
(Loss)/gain on change in fair value of convertible notes	(87,099)	(133,404)	71,945	11,595
Foreign exchange gain/(loss), net	1,969	50,316	(9,551)	(1,539)
Gain on buy-back of convertible notes	-	-	650	105
Non-operating income	-	912	-	-
Non-operating expenses	(6,665)	-	-	-
(Loss)/income before income tax expense	(26,776)	196,222	513,115	82,701
Income tax expense	-	-	-	-
Net (loss)/income	(26,776)	196,222	513,115	82,701

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2013	2014	2014
			US$ thousands
			(Note 2(d))
Balance sheets:

Assets
Current assets:
Cash and cash equivalents	224,425	63,976	10,311
Restricted cash	161,494	7,382	1,190
Receivables from related parties	87	87	14
Prepayments and other current assets	20,855	2,017	325
Total current assets	406,861	73,462	11,840
Investments in subsidiaries (a)	6,050,335	6,023,517	970,815
Total assets	6,457,196	6,096,979	982,655

Liabilities
Current liabilities
Financial liability, current portion	-	1,029,577	165,938
Other payables and accruals	155,153	12,369	1,993
Total current liabilities	155,153	1,041,946	167,931
Non-current liabilities
Long term loans	713,337	-	-
Financial liability	1,157,295	-	-
Total liabilities	2,025,785	1,041,946	167,931
Shareholders' equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 94,814,866 and 95,703,960 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	3,671	3,698	596
Additional paid-in capital	3,080,596	3,191,076	514,308
Retained earnings	1,347,144	1,860,259	299,820
Total shareholders' equity	4,431,411	5,055,033	814,724
Total liabilities and shareholders' equity	6,457,196	6,096,979	982,655

(a) Investments in subsidiaries include the amounts contributed to Home Inns HK by the Company for Home Inns HK’s investments in PRC subsidiaries, and share options of the Company contributed to its Hong Kong and PRC subsidiaries as their employees’ share-based compensation.

HOMEINNS HOTEL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB in thousands, except share and per share data and where otherwise stated)

	2012	2013	2014	2014
				US$ thousands (Note 2(d))
Statements of Cash flows:

Cash flows from operating activities:
Net (loss)/income	(26,918)	196,222	513,115	82,701
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Amortization of upfront fee of term loan	43,060	42,831	-	-
Share of income from subsidiaries	(190,404)	(378,222)	(478,165)	(77,069)
Returns on the investments	798,605	51,466	612,006	98,636
Foreign exchange (gain)/loss, net	(1,969)	(50,316)	9,551	1,539
Gain on waived liability related with Motel 168 acquisition	-	-	(11,919)	(1,921)
Gain on buy-back of convertible notes	-	-	(650)	(105)
Loss/(gain) on change in fair value of convertible notes	87,099	133,404	(71,945)	(11,595)
Loss/(gain) from fair value change of interest rate swap transaction	6,665	(912)	-	-
Change in assets and liabilities, net of effects of acquisitions:
Decrease in receivables from related parties	154	-	-	-
(Increase)/decrease in prepayments and other current assets	(2,750)	(17,069)	18,838	3,036
Increase in other payables and accruals	6,444	3,574	516	86
Net cash used in operating activities	719,986	(19,022)	591,347	95,308

Cash flows from investing activities:
Cash (paid to)/received from restricted cash – escrow account and interest reserve account	(3,703)	30,219	154,363	24,879
Cash flows provided by investing activities:	(3,703)	30,219	154,363	24,879

Cash flows from financing activities:
Proceeds from share option exercise	26,615	193,332	26,370	4,250
Cash paid for the unsettled liability relating to acquisition of Motel 168	-	-	(154,363)	(24,879)
Buy-back of convertible notes	-	-	(60,022)	(9,674)
Repayment of convertible notes	(111,945)	-	-	-
Proceeds from loans, net of upfront fee	-	723,025	-	-
Repayment of loans	(760,949)	(735,467)	(719,433)	(115,952)
Cash settlement of interest swap transaction	(3,418)	(9,650)	-	-
Net cash (used in)/provided by financing activities	(849,697)	171,240	(907,448)	(146,255)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,467)	(3,712)	1,289	208
Net (decrease)/increase in cash and cash equivalents	(135,881)	178,725	(160,449)	(25,860)
Cash and cash equivalents, beginning of year	181,581	45,700	224,425	36,171
Cash and cash equivalents, end of the year	45,700	224,425	63,976	10,311

Supplemental disclosure of cash flow information
Cash paid during the year for interest	(77,706)	(49,485)	(36,083)	(5,816)

